SEC xxxx(3-02)

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02025931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	X
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

宏碁股份有限公司
(Name of Subject Company)

Acer Incorporated
(Translation of Subject Company's Name into English (if applicable))

Republic of China
(Jurisdiction of Subject Company's Incorporation or Organization)

Philip Peng
(Name of Person(s) Furnishing Form)

Global Depositary Shares Representing Underlying Shares
Common Shares Underlying the Global Depositary Shares
(Title of Class of Subject Securities)

ACER INCORPORATED RULE144A GDS CUSIP NO.: 004433108
ACER INCORPORATED REG S GDS CUSIP NO.: Y00034135
ACER INCORPORATED AFFILIATE GDS CUSIP NO.: 004433999
(CUSIP Number of Class of Securities (if applicable))

Jill Ho/ Tel: 8862-26961237 ext:1736
23F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih, Taipei Hsien 221, Taiwan, R.O.C.
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

3/27/2002
(Date Tender Offer/Rights Offering Commenced)

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and

802 under the Securities Act of 1933 ("Securities Act").

Instructions:

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.
2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. You must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. Each copy must be bound, stapled or otherwise compiled in one or more parts, without stiff covers. The binding must be made on the side or stitching margin in such manner as to leave the reading matter legible.

B. The persons specified in Part IV may manually sign the original and at least one copy of this Form and any amendments. You must conform any unsigned copies. Typed signatures are acceptable so long as manually signed copies are retained by the filing person for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. In addition to any internal numbering you may include, sequentially number the manually signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. ***Informational Legends***

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission any reports or information (in English or an English summary thereof) that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

(3) If any name is signed to this Form under a power of attorney, furnish manually signed copies of the power of attorney.

PART III – CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

____
(Signature)

Philip Peng/ Chief Finance Officer
(Name and Title)

3/27/2002
(Date)

http://www.sec.gov/divisions/corpfin/forms/cb.htm
Last update:03/25/2002

acer

Acer Incorporated

(Incorporated as a company limited by shares in Taiwan, Republic of China)

Introduction to the Official List

10,800,000
Global Depositary Receipts
Representing 54,000,000 Shares of Common Stock

(par value NT$10 per share)

Application has been made to the UK Listing Authority for the Global Depositary Receipts ("GDRs") to be admitted to the Official List of the UK Listing Authority and application has been made for the admission of the GDRs to trading on the Stock Exchange Automated Quotations System International ("SEAQ International") of the London Stock Exchange (together, "Admission"). It is expected that Admission will become effective and that dealings in the GDRs on SEAQ International will commence on or around March 27, 2002. Application has also been made for the Rule 144A GDRs (as defined herein) to be designated for trading by Qualified Institutional Buyers on the PORTAL market, a subsidiary of the Nasdaq Stock Market, Inc.

On or about March 27, 2002, Acer Incorporated ("Old Acer Inc.") is expected to merge with and into Acer Sertek Incorporated ("Acer Sertek") with Old Acer Inc. being the extinguished corporation and Acer Sertek being the surviving corporation (the "Merger"). Upon the Merger, Acer Sertek will be renamed Acer Incorporated ("Acer Inc.") The Acer Inc. GDRs for which applications for Admission have been made will be issued pursuant to the Merger in exchange for the existing Old Acer Inc. GDRs. Upon the Merger, the listing of the Old Acer Inc. GDRs on the Official List of the UK Listing Authority will be cancelled and the Old Acer Inc. GDRs will cease to be traded on the London Stock Exchange. None of the Acer Inc. GDRs are being offered or sold hereby and none of the Acer Inc. GDRs are being made available, in whole or in part, to the public in connection with the applications for Admission.

Each GDR represents five (5) common shares, par value NT$10 per share (the "Shares"), of Acer Inc. The GDRs consist of (1) Rule 144A GDRs evidenced by a Master Rule 144A GDR Certificate deposited with a custodian for, and registered in the name of a nominee of, DTC; and (2) International GDRs evidenced by a Master International GDR Certificate (together with the Master Rule 144A GDR Certificate, the "Master GDR Certificates") deposited with a custodian for, and registered in the name of a nominee of, DTC. The GDRs evidenced by the Master GDR Certificates will upon Admission settle in DTC's Same Day Funds Settlement System and secondary market trading activity in such GDRs will therefore settle in immediately available funds. Except as described herein, beneficial interests in GDRs evidenced by the Master GDR Certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants.

The Shares are currently listed on the Taiwan Stock Exchange in the ROC. The closing sale price per Share on the Taiwan Stock Exchange on March 20, 2002 was NT$21.20 (equivalent to US$0.6049 at the exchange rate in effect on such date), The Shares will not be admitted to the Official List of the UK Listing Authority or listed for trading on the London Stock Exchange.

A copy of this document which together with the financial statements set out on page F-1 to F-217 comprises Listing Particulars relating to Acer Inc. prepared in accordance with the Listing Rules of the UK Listing Authority made in accordance with Part VI of the Financial Services and Markets Act 2000 has been delivered to the Registrar of Companies of England and Wales as required by Section 83 of that Act.

Investing in and holding the GDRs involves a high degree of risk. See "Risk Factors" beginning on page 15 for a discussion of certain factors to be considered in connection with an investment in, and the holding of, the GDRs. The GDRs are of a specialist nature and should only be bought and traded by investors particularly knowledgeable in investment matters.

Under current ROC law, the Shares represented by the GDRs may not be withdrawn from the depositary facility by the holders of the GDRs prior to June 28, 2002 and after such date a holder of GDRs may, provided that Acer Inc. has delivered to Citibank, N.A., (Taipei) as custodian, physical share certificates in respect of the deposited Shares, withdraw and hold the Shares represented by such GDRs or request Citibank, N.A., as depositary, to sell or cause to be sold on behalf of such holder the Shares represented by the GDRs. Holders of GDRs will have limited voting rights with respect to the Shares represented by the GDRs (see "Provisions of the Global Depositary Shares").

The date of these Listing Particulars is March 22, 2002.

Acer Inc. accepts responsibility for the information contained in the Listing Particulars. To the best of the knowledge and belief of Acer Inc. (which has taken all reasonable care to ensure that such is the case) the information contained in these Listing Particulars is in accordance with the facts and does not omit anything likely to affect the import of such information.

No person has been authorized to give any information or to make any representation other than those contained in these Listing Particulars, and, if given or made, such information or representation must not be relied upon as having been authorized. These Listing Particulars do not constitute an offer to sell or the solicitation of an offer to buy any securities or an offer to sell or the solicitation of an offer to buy such securities by any person. The delivery of these Listing Particulars shall not under any circumstances, create any implication that there has been no change in the affairs of Acer Inc. since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

EACH HOLDER OF GDRs OR THE SHARES REPRESENTED THEREBY MUST COMPLY WITH ALL APPLICABLE LAWS AND REGULATIONS IN FORCE IN EACH JURISDICTION IN WHICH IT HOLDS, OFFERS OR SELLS SUCH GDRs OR SHARES OR POSSESSES OR DISTRIBUTES THESE LISTING PARTICULARS AND MUST OBTAIN ANY CONSENT, APPROVAL OR PERMISSION REQUIRED FOR THE HOLDING, OFFER OR SALE BY IT OF SUCH GDRs OR SHARES UNDER THE LAWS AND REGULATIONS IN FORCE IN ANY JURISDICTIONS TO WHICH IT IS SUBJECT OR IN WHICH IT MAKES SUCH OFFERS OR SALES, AND ACER INC. SHALL NOT HAVE ANY RESPONSIBILITY THEREFOR.

Acer Incorporated

(Incorporated as a company limited by shares in Taiwan, Republic of China)

Introduction to the Official List

10,800,000
Global Depositary Receipts
Representing 54,000,000 Shares of Common Stock
(par value NT$10 per share)

Application has been made to the UK Listing Authority for the Global Depositary Receipts ("GDRs") to be admitted to the Official List of the UK Listing Authority and application has been made for the admission of the GDRs to trading on the Stock Exchange Automated Quotations System International ("SEAQ International") of the London Stock Exchange (together, "Admission"). It is expected that Admission will become effective and that dealings in the GDRs on SEAQ International will commence on or around March 27, 2002. Application has also been made for the Rule 144A GDRs (as defined herein) to be designated for trading by Qualified Institutional Buyers on the PORTAL market, a subsidiary of the Nasdaq Stock Market, Inc.

On or about March 27, 2002, Acer Incorporated ("Old Acer Inc.") is expected to merge with and into Acer Sertek Incorporated ("Acer Sertek") with Old Acer Inc. being the extinguished corporation and Acer Sertek being the surviving corporation (the "Merger"). Upon the Merger, Acer Sertek will be renamed Acer Incorporated ("Acer Inc.") The Acer Inc. GDRs for which applications for Admission have been made will be issued pursuant to the Merger in exchange for the existing Old Acer Inc. GDRs. Upon the Merger, the listing of the Old Acer Inc. GDRs on the Official List of the UK Listing Authority will be cancelled and the Old Acer Inc. GDRs will cease to be traded on the London Stock Exchange. None of the Acer Inc. GDRs are being offered or sold hereby and none of the Acer Inc. GDRs are being made available, in whole or in part, to the public in connection with the applications for Admission.

Each GDR represents five (5) common shares, par value NT$10 per share (the "Shares"), of Acer Inc. The GDRs consist of (1) Rule 144A GDRs evidenced by a Master Rule 144A GDR Certificate deposited with a custodian for, and registered in the name of a nominee of, DTC; and (2) International GDRs evidenced by a Master International GDR Certificate (together with the Master Rule 144A GDR Certificate, the "Master GDR Certificates") deposited with a custodian for, and registered in the name of a nominee of, DTC. The GDRs evidenced by the Master GDR Certificates will upon Admission settle in DTC's Same Day Funds Settlement System and secondary market trading activity in such GDRs will therefore settle in immediately available funds. Except as described herein, beneficial interests in GDRs evidenced by the Master GDR Certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants.

The Shares are currently listed on the Taiwan Stock Exchange in the ROC. The closing sale price per Share on the Taiwan Stock Exchange on March 20, 2002 was NT$21.20 (equivalent to US$0.6049 at the exchange rate in effect on such date), The Shares will not be admitted to the Official List of the UK Listing Authority or listed for trading on the London Stock Exchange.

A copy of this document which together with the financial statements set out on page F-1 to F-217 comprises Listing Particulars relating to Acer Inc. prepared in accordance with the Listing Rules of the UK Listing Authority made in accordance with Part VI of the Financial Services and Markets Act 2000 has been delivered to the Registrar of Companies of England and Wales as required by Section 83 of that Act.

Investing in and holding the GDRs involves a high degree of risk. See "Risk Factors" beginning on page 15 for a discussion of certain factors to be considered in connection with an investment in, and the holding of, the GDRs. The GDRs are of a specialist nature and should only be bought and traded by investors particularly knowledgeable in investment matters.

Under current ROC law, the Shares represented by the GDRs may not be withdrawn from the depositary facility by the holders of the GDRs prior to June 28, 2002 and after such date a holder of GDRs may, provided that Acer Inc. has delivered to Citibank, N.A., (Taipei) as custodian, physical share certificates in respect of the deposited Shares, withdraw and hold the Shares represented by such GDRs or request Citibank, N.A., as depositary, to sell or cause to be sold on behalf of such holder the Shares represented by the GDRs. Holders of GDRs will have limited voting rights with respect to the Shares represented by the GDRs (see "Provisions of the Global Depositary Shares").

The date of these Listing Particulars is March 22, 2002.

Acer Inc. accepts responsibility for the information contained in the Listing Particulars. To the best of the knowledge and belief of Acer Inc. (which has taken all reasonable care to ensure that such is the case) the information contained in these Listing Particulars is in accordance with the facts and does not omit anything likely to affect the import of such information.

No person has been authorized to give any information or to make any representation other than those contained in these Listing Particulars, and, if given or made, such information or representation must not be relied upon as having been authorized. These Listing Particulars do not constitute an offer to sell or the solicitation of an offer to buy any securities or an offer to sell or the solicitation of an offer to buy such securities by any person. The delivery of these Listing Particulars shall not under any circumstances, create any implication that there has been no change in the affairs of Acer Inc. since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

EACH HOLDER OF GDRs OR THE SHARES REPRESENTED THEREBY MUST COMPLY WITH ALL APPLICABLE LAWS AND REGULATIONS IN FORCE IN EACH JURISDICTION IN WHICH IT HOLDS, OFFERS OR SELLS SUCH GDRs OR SHARES OR POSSESSES OR DISTRIBUTES THESE LISTING PARTICULARS AND MUST OBTAIN ANY CONSENT, APPROVAL OR PERMISSION REQUIRED FOR THE HOLDING, OFFER OR SALE BY IT OF SUCH GDRs OR SHARES UNDER THE LAWS AND REGULATIONS IN FORCE IN ANY JURISDICTIONS TO WHICH IT IS SUBJECT OR IN WHICH IT MAKES SUCH OFFERS OR SALES, AND ACER INC. SHALL NOT HAVE ANY RESPONSIBILITY THEREFOR.

AVAILABLE INFORMATION

If, at any time, Acer Inc. is neither subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, Acer Inc. will furnish, upon request, to any person in whose name a GDR is registered on the books of the Depositary (as defined herein) (a "Holder"), any holder of any beneficial interest in any GDR or any prospective purchaser designated by a Holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Acer Inc. will also furnish to the Depositary all notice of shareholders' meetings and other reports and communications that are made generally available to shareholders by Acer Inc. Upon receipt thereof, the Depositary will promptly mail copies of such notices, reports and communications to all Holders or, at the reasonable request of Acer Inc., make such notices, reports (other than Acer Inc.'s annual report to shareholders and semi-annual or any other periodic interim report to shareholders) and communications available to all Holders in the same manner as Acer Inc. makes such documents generally available to holders of Shares or on such other basis as Acer Inc. may advise the Depositary as being required by any law or regulation or any requirement of any stock exchange to which Acer Inc. may be subject (see "Provisions of the Global Depositary Shares").

ENFORCEABILITY OF FOREIGN JUDGMENTS IN THE ROC

Acer Inc. is a company limited by shares and incorporated under the Company Law of the ROC (the "ROC Company Law"). Substantially all of Acer Inc.'s directors and executive officers, its supervisors and certain of the other parties named herein are residents of the ROC and a substantial portion of the assets of Acer Inc. and such persons are located in the ROC. As a result, it may not be possible for holders of GDRs to effect service of process upon Acer Inc. or such persons within the United States, or to enforce against them judgments obtained in the United States courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. Any final judgment obtained against Acer Inc. in any court other than the courts of the ROC in respect of any legal suit or proceeding arising out of or relating to the GDRs will be enforced by the courts of the ROC without further review of the merits only if the court of the ROC in which enforcement is sought is satisfied that: (i) the court rendering the judgment has jurisdiction over the subject matter according to the laws of the ROC; (ii) the judgment is not contrary to the public order or good morals of the ROC; (iii) if the judgment was rendered by default by the court rendering the judgment, Acer Inc. was served within the jurisdiction of such court, or process was served on Acer Inc. with judicial assistance of the ROC; and (iv) judgments of the courts of the ROC are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

A party seeking to enforce a foreign judgment in the ROC would be required to obtain foreign exchange approval from the Central Bank of China (the "CBC") for the remittance out of the ROC of any amounts recovered in respect of such judgment denominated in a currency other than the NT Dollar.

TABLE OF CONTENTS

CERTAIN DEFINED TERMS, CONVENTIONS AND CURRENCY OF PRESENTATION

Except where the context otherwise requires, all references herein to "Old Acer Inc." are references to Acer Incorporated prior to its merger with and into Acer Sertek Incorporated, all references herein to "Acer Sertek" are references to Acer Sertek Incorporated prior to its Merger with Old Acer Inc., all references herein to "Acer Inc. " are to Acer Sertek Incorporated after its merger with Old Acer Inc. and the renaming of the surviving company, Acer Sertek Incorporated as Acer Incorporated, and all references herein to the "Acer Group" or the "Group" are to Old Acer Inc. and, after its establishment as successor to Old Acer Inc., Acer Inc. and their respective affiliated companies. All references herein to "Taiwan" or the "ROC" are to the island of Taiwan and other areas under the effective control of the Republic of China. All references herein to the "ROC Government" or the "ROC Company Law" are references to the government of the Republic of China and the Company Law of the Republic of China, respectively. All references herein to the "PRC" are to the People's Republic of China.

In these Listing Particulars, (a) the International Global Depositary Receipts of Acer Inc. (the "International GDRs") and the Rule 144A Global Depositary Receipts of Acer Inc. (the "Rule 144A GDRs") are collectively referred to as the "Global Depositary Receipts" or "GDRs", (b) the Existing International Global Depositary Receipts of Old Acer Inc. (the "Existing International GDRs") and the Existing Rule 144A Global Depositary Receipts of Old Acer Inc. (the "Existing Rule 144A GDRs") are collectively referred to as the "Existing Global Depositary Receipts" or "Existing GDRs", which were issued pursuant to the Deposit Agreement dated as of November 1, 1995, (c) the common shares, par value NT$10 per share, of Acer Inc. are referred to herein as the " Shares", (d) "Euroclear" means Euroclear Bank, S.A./N.V., as operator of the Euroclear System, (e) "Clearstream" means Clearstream Bank, société anonyme, (f) "DTC" means The Depository Trust Company and (g) unless otherwise specified or the context requires, "U.S.", "US" and "United States" mean the United States of America and its territories and possessions.

Old Acer Inc. and Acer Sertek publish and Acer Inc. will publish their respective financial statements in New Taiwan Dollars, the lawful currency of the ROC. All references herein to "United States Dollars", "US Dollars" and "US$" are to United States dollars and references to "New Taiwan Dollars", "NT Dollars" and "NT$" are to New Taiwan dollars. All translations from New Taiwan Dollars to United States Dollars have been made (unless otherwise indicated) on the basis of the exchange rate of NT 32.2 = US$1.00, NT$31.45 = US$1.00, NT$33.08 = US$1.00 and NT$35.02 = US$1.00 for financial information for the years ended 31 December 1998, 1999 and 2000 and the six months ended 30 June 2001 respectively, at which rate translations were made in the financial statements of Old Acer Inc. and Acer Sertek for the financial periods. On the date of these Listing Particulars the Noon Buying Rate between New Taiwan Dollars and United States Dollars was NT35.034 = US$1.00. See "Exchange Rates". All amounts translated into United States Dollars as described above are provided solely for the convenience of the reader, and no representation is made that the NT$ or US$ amounts referred to herein could have been or could be converted into US$ or NT$, as the case may be, at any particular rate, the above rates or at all.

Old Acer Inc. and Acer Sertek maintain and Acer Inc. will maintain their respective accounts in NT Dollars, and their respective financial statements are prepared in accordance with generally accepted accounting principles in the ROC ("ROC GAAP"), which differ in certain respects from generally accepted accounting principles in other countries. Certain material differences between ROC GAAP and generally accepted accounting principles in the United States ("US GAAP") as applicable to Old Acer Inc., Acer Sertek and Acer Inc. are discussed herein under "Summary of Differences between ROC GAAP and US GAAP".

SUMMARY

Overview

The Acer Group designs, produces and markets a range of PC products, including desktop PCs, mobile PCs, servers, motherboards, add-on cards, e-Enabling products and other consumer electronics products such as Internet set-top-boxes and personal digital assistants, and certain PC components, both under its own brand name and on an original equipment manufacturing ("OEM") and original design manufacturing ("ODM") basis. Certain members of the Acer Group are involved in the design, manufacture and sale of PC-related peripherals and components, such as motherboards, monitors and flat panel displays, mobile phones, scanners and CD-ROM and DVD drives. Other members of the Acer Group distribute software products, develop technologies and intellectual property to provide Internet-related and other digital services and invest in new intellectual property and Internet ventures.

According to International Data Corporation ("IDC"), Old Acer Inc.'s brand name PC sales have grown at a compound annual growth rate of 42.2% from 2.8 million units (including desktop PCs and mobile PCs) sold in 1998, to 4.0 million units sold in 2000. Acer Group believes that the continued enhancement of its global brand image has contributed and will continue to contribute to the growth of its brand name PC business. For example, the Acer Group's Aspire PCs, known for their ease of use and streamlined design, enjoy significant popularity in Asia and Europe and as a result have contributed to the Acer Group's leading market positions in those regions. In May 1999, Old Acer Inc. was named the top PC brand in Asia in the "Super Brands" consumer survey conducted by Reader's Digest Magazine. Acer Group plans to focus its brand name PC business in key markets in Asia and Europe where it believes it enjoys competitive advantages over other global PC brands in terms of local market knowledge and comprehensive sales channels.

In addition to having a widely recognized PC brand name, Wistron Corporation ("Wistron"), the entity now responsible for Acer Group's manufacturing business, also manufactures PCs on an OEM/ODM basis. Acer Group's OEM/ODM sales have contributed significantly to its revenues in recent years. In 2000, Old Acer Inc. sold 2.4 million units of desktop PCs and motherboards, including partially-assembled PCs consisting of motherboards, casings and power supplies ("Barebone PCs"), and 1.7 million units of mobile PCs on an OEM/ODM basis, compared to 3.7 million units of desktop PCs and motherboards (including Barebone PCs) and 1.5 million units of mobile PCs sold in 1999. Acer Group believes that it enjoys several competitive advantages in its OEM/ODM business: (i) strong design capabilities developed from its brand name PC business; (ii) dedicated development centres for each of its major OEM/ODM customers; (iii) cost advantages through economies of scale; and (iv) global logistics capabilities from its brand name PC production and distribution network. Wistron is currently capable of fulfilling built-to-order ("BTO"), configuration-to-order ("CTO") and drop-shipment orders.

In light of the significant hardware and software requirements of the digital information age, Acer Inc. will introduce a new generation of e-business, termed MegaMicro e-Enabling services ("MegaMicro"), which entails the implementation of a Mega e-Infrastructure that integrates various horizontal application technologies to provide an array of Micro e-Services (see "Strategy - Developing MegaMicro e-Enabling services").

Acer Group's sales, distribution and marketing of brand name products in Taiwan and the PRC are currently managed by Acer Sertek, and will be continued by Acer Inc. after the restructuring. In addition to operating its "Acer" branded business, Acer Inc. will be developing Internet-related services, distributing Semi-conductor ("IC") components, and providing maintenance and system integration services.

The Acer Group is undergoing a corporate restructuring which involves the division and transfer of Old Acer Inc.'s manufacturing business to the newly established Wistron on February 28, 2002, and the merger of Old Acer Inc. with Acer Sertek ("the Merger") on March 27, 2002, with Old Acer Inc. being the extinguished corporation and Acer Sertek the surviving corporation. On the date of and as part of the Merger, Acer Sertek Incorporated will be renamed Acer Incorporated. Upon the Merger, Old Acer Inc.'s GDRs will be cancelled from the Official List of the UK Listing Authority, and will cease to be traded on the London Stock Exchange. New GDR programmes with terms substantially similar to the current Old Acer Inc. GDR programmes will be established for Acer Inc., and GDRs representing the Shares of Acer Inc. will be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange.

Holders of Old Acer Inc. GDRs at the time of the effectiveness of the Merger will, subject to compliance with applicable laws, be entitled to receive promptly after the issuance of Acer Inc. Shares pursuant to the Merger (or the right to receive Acer Inc. Shares) to Citibank, N.A., ("Citibank") as depositary for the Old Acer Inc. GDRs and the Acer Inc. GDRs, in exchange for the Old Acer Inc. GDRs a whole number of Acer Inc. GDRs representing the number of Acer Inc. Shares received (or to be received) by Citibank in respect of the Old Acer Inc. shares held in the Old Acer Inc. GDR programmes at the effective time of the Merger. Fractional entitlements to Acer Inc. GDRs will be sold and the net proceeds thereof will be remitted to the applicable holders of Acer Inc. GDRs. As all of the Old Acer Inc. GDRs are currently held in book-entry form through the facilities of DTC, Euroclear and Clearstream, the delivery of Acer Inc. GDRs in exchange for Old Acer Inc. GDRs will be coordinated by Citibank with DTC, Euroclear and Clearstream promptly after the effective date of March 27, 2002 without the need for holders of Old Acer Inc. GDRs (or participants in DTC, Euroclear or Clearstream holding Old Acer Inc. GDRs on behalf of their clients at the time of the effectiveness of the Merger) to take any action. Following such exchange, the Old Acer Inc. GDRs will be cancelled and the deposit agreement, by and between Old Acer Inc., Citibank and the holders of the Old Acer Inc. GDRs, governing the terms of the Old Acer Inc. GDRs will be terminated.

Under the new ROC Enterprises Merger Law (the "Merger Law") and the Agreement and Plan of Merger dated October 30, 2001 between Old Acer Inc. and Acer Sertek, any shareholder who objects to a proposed merger or division has a right to request the company in which the shares are held, to buy-back those shares. In order to be effective, the shareholder must make that objection and request either in written form prior to, or orally at the shareholder's meeting approving the proposed merger or division. In Old Acer Inc.'s shareholder's meeting held on December 17, 2001 at which the Merger and the division of Wistron from Old Acer Inc. were approved, shareholders holding 106,428 shares (representing 0.0045% of voting shares) expressed their objections in respect of the division of Wistron. However, as at today's date, no shareholders have requested that Old Acer Inc. buy back their shares after the objections to the division were expressed. In relation to the Merger, there were no objections from the shareholders of Old Acer Inc., however one shareholder holding 1,012 shares of Acer Sertek objected to the Merger. Acer Sertek will buy back those shares in accordance with the Merger Law.

Old Acer Inc. confirmed the details of the Merger to Old Acer Inc. GDR Holders pursuant to a press release issued on the Regulatory News Services of the London Stock Exchange on 7 February 2002.

History

Old Acer Inc.

Prior to restructuring, Old Acer Inc. consisted of three major operations. The Acer Branded Operation ("ABO") marketed a range of PC products under the "Acer" brand name. The Design, Manufacture and Service ("DMS") operation constituted Old Acer Inc.'s OEM/ODM business; and the Holding & Investment Business ("HIB") operation was responsible for the investment decisions of Old Acer Inc.

According to Old Acer Inc.'s financial statements for the years ended 31 December 1996 to 2000, Old Acer Inc.'s non-consolidated revenue grew at a compound annual growth rate of 20.5%. Old Acer Inc's interim report for the six months ended June 30, 2001 shows that Old Acer Inc. recorded non-consolidated revenues of NT$36.04 billion (US$1.05 billion) and net income of NT$0.82 billion (US$23.7 million), compared to NT$55.46 billion and NT$5.67 billion for the comparable prior year period.

Old Acer Inc.'s common shares were listed on the Taiwan Stock Exchange, and were suspended from listing on the Taiwan Stock Exchange on 21 May 2002 in anticipation of the Merger with Acer Sertek. Old Acer's Inc. GDRs representing its common shares are currently listed on the official list of the UK Listing Authority. Upon the Merger, such GDRs will be cancelled from the Official List of the UK Listing Authority, and will cease to be traded on the London Stock Exchange, while Acer Inc. GDRs representing the Shares of Acer Inc. will be listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange. As at December 31, 2001, Old Acer Inc.'s market capitalization was NT$84 billion (US$2.4 billion).

Acer Sertek

Acer Sertek was the founding member of Acer Group in 1976. Its principal activities consist of managing Old Acer Inc.'s domestic brand name business and acting as a Taiwanese agent for leading brands of computer hardware, software and peripherals and Internet services. Acer Sertek established Taiwan's first and largest chain of specialty computer stores and now supplies products to approximately 400 affiliated eloha outlets and approximately 400 value-added resellers ("VARs") and dealers in Taiwan. In addition to "Acer" branded products, Acer Sertek also serves as a distribution agent of PC products, peripherals, components and software for a number of major companies in each sector.

According to Acer Sertek's financial statements for the year ended 31 December 1996 to 2000, Acer Sertek's non-consolidated revenue grew at a compound annual growth rate of 27.4%. Acer Sertek's interim financial statements for the six months ended June 30, 2001 shows that Acer Sertek recorded non-consolidated revenues of NT$8.5 billion (US$0.247.6 billion) and net income of NT$0.3 billion (US$8.9 million) compared to NT$10.4 billion and NT$0.5 billion for the comparable prior year period.

Acer Sertek's common shares have been listed on the Taiwan Stock Exchange since September 1996. As at December 31, 2001, Acer Sertek's market capitalization was NT$12.34 billion (US$0.35 billion) and it has 256,578,000 common shares in issue and listed on the Taiwan Stock Exchange.

Restructuring

As a key deployment of Acer Group's reorganization efforts, on the effective day of February 28, 2002, Old Acer Inc. divided its DMS business from its "Acer" branded business, and transferred it to a newly established company, Wistron Corporation ("Wistron"). The value of assets so divided and transferred to Wistron amounted to NT$5,800 million. In exchange, Wistron issued 400 million common shares at NT$14.50 per share to Old Acer Inc. Wistron remains a wholly owned subsidiary of Old Acer Inc. after the division, although over time, Acer Inc. intends to gradually release its shareholdings in the company as Wistron's competitiveness elevates.

The division reinforces Old Acer Inc.'s efficiency and competitive edge by curing potential conflicts between its "Acer" branded business and its OEM/ODM business, as well as facilitating Old Acer Inc.'s proposed move away from manufacturing-based operations to a marketing and service-focused organization.

After the division and the Merger, Acer Inc. will concentrate on developing its e-Enabling services, its "Acer" branded business, and the global sale and distribution of IT products and services, as stated in Chapter 1, article 2 of Acer Inc.'s memorandum of association. As for the provision of "Acer" branded IT products, Acer Inc. will obtain its supplies from multiple sources, including but not limited to Wistron. Depending on factors such as product quality and purchase terms, Acer Inc. will be able to select from an array of suppliers (including Wistron), thereby enhancing its competitiveness.

Wistron dedicates its principal business to OEM, ODM, limited OEM system integration and the provision of related services. Wistron has multiple customers, including Acer Inc. (after its establishment) and some leading brands of US, European and Japanese PC manufacturers. Although Wistron has to compete with other suppliers in order to engage in businesses with Acer Inc., Wistron's competitiveness will be enhanced by the division from Old Acer Inc., because the division will give Wistron the autonomy that it did not have as a DMS business unit in relation to deciding on its product line. It is planned that Acer Inc. and Wistron will be more focused on their individual fields, providing increased flexibility while nurturing mutually beneficial competition.

Wistron's principal products comprise of mobile PC, desktop PC and Internet appliances. Wistron will gradually withdraw its manufacturing facilities from Europe and the US, and will concentrate its manufacturing activities in Asian countries such as Taiwan, the PRC and especially, the Philippines. Actively investing in its upstream suppliers of desktop components will constitute a major part of Wistron's long term investment strategy.

Old Acer Inc. merges with Acer Sertek on the effective day of March 27, 2002 pursuant to the terms of the Agreement and Plan of Merger dated October 30, 2001 between Old Acer Inc. and Acer Sertek (the "Agreement and Plan of Merger"), with Old Acer Inc. being the extinguished corporation and Acer Sertek being the surviving corporation (to be renamed with effect from the Merger, Acer Inc.).

Pursuant to the terms of the Agreement and Plan of Merger, Old Acer Inc. shareholders will receive one common share of Acer Inc. for every 2.5 common shares of Old Acer Inc. held. This share swap ratio may only be changed in accordance with the provisions of the Agreement and Plan of Merger. The Agreement and Plan of Merger provides that upon the occurrence of any of the following, the ratio may be adjusted by the chairmen of Old Acer Inc. and Acer Sertek, acting jointly under the authorization of each of their respective shareholders meeting, whereby the new shares issued by Acer Inc. for the merger shall then be adjusted accordingly:

a. a capital increase in cash, an issuance of convertible bond, and a distribution of dividend after the signature date of the Agreement and Plan of Merger;
b. the disposal of major assets of either Old Acer Inc. or Acer Sertek, as well as the carrying out of any corporate actions which have a significant impact on the financial results or business of either Old Acer Inc. or Acer Sertek, except as provided below:
   (i) any purchase and/or sale of assets or shareholdings, or the transfer or division of assets and debts on an arm's length basis and within the Acer group carried out in accordance with relevant laws;
   (ii) any merger, acquisition or division pursuant to the ROC Merger Law.
c. the occurrence of a significant event or matter that affect shareholders' rights and privileges or stock price in either Acer Sertek or Old Acer Inc.; or
d. the arising of matters due to a change of law or regulations, or relating to the discretion of the governing authority which renders adjustment of share swap ratio necessary.

Any actual change of the ratio to be made by both parties' chairmen pursuant to the preceding conditions shall be ratified by both parties' boards of directors through a prior resolution or a ratification resolution approved after such a change has taken place.

Holders of Old Acer Inc. GDRs at the time of the effectiveness of the Merger will be entitled to receive a whole number of Acer Inc. GDRs representing the number of Acer Inc. Shares received (or to be received) by Citibank as depositary in respect of the Old Acer Inc. shares held in the Old Acer Inc. GDR programs at the effective time of the Merger. Fractional entitlements to Acer Inc. GDRs will be sold and the net proceeds thereof will be remitted to the applicable holders of Acer Inc. GDRs. The Acer Inc. GDRs in exchange for Old Acer Inc. GDRs will be delivered without the need for holders of Old Acer Inc. GDRs to take any action.

The Merger is for the purpose of building up synergy through elevation of efficiency and competitive edge, expanding business scale, integrating corporate group resources with its future business model, and transforming the Acer Group from a product-oriented PC manufacturer into a customer-orientated IT services and marketing-based solutions provider.

Acer Inc. will consist of five major divisions. In terms of principal products and services, Acer Inc.'s core business will comprise of the "Acer" branded IT products operation, and the e-Enabling services operation. Two geographically identified operations, namely the International operation and the Greater China Region operation will be responsible for the sale, distribution, service and support of Acer Inc.'s principal products and services. The fifth operation, the Holding and Investment Business (HIB), is established to support Acer Inc.'s core endeavours through strategic divestments and investments, consolidations, mergers and acquisitions of e-Enabling service-related resources.

According to the IDC (2001) forecasts, the PC annual growth rate for the world would have been - 1.6% in 2001 and 23.8% and 15.7% for the years 2002 and 2003; and the PC annual growth rate for the Asia Pacific Region (excluding Japan) would have been 10.5% in 2001 and 19.0% and 22.6% for the years 2002 and 2003 respectively. This demonstrates that for the Taiwan IT industry and associated demand for distribution and services, there is still some potential for development. The expected growth will cause significant pressure on prices. However, Acer Inc. will possess the structure and resource of a large scale corporation, and the mobility and agility of a small entity to react to the industry development. This is evidenced by the fact that in continuing the business of Acer Sertek, Acer Inc. will have thousands of franchise stores, which distribute "Acer" branded products, as well as many international suppliers. Within Taiwan, Acer Inc. will have the most extensive technical services capabilities, as demonstrated by its ability to execute a repair service in under two hours.

Acer Inc. will also control Acer Market Services Ltd. ("Acer Market Services "), the entity responsible for the sales and service of the Acer Group's products in the PRC. Established in 1992, Acer Market Services Is based in Hong Kong and has seven branch offices in Beijing, Shanghai, Guangzhou, Wuhan, Chengdu, Xian and Shenyang. Acer Market Services has approximately 180 employees in its offices in China and maintains a distribution network of approximately 700 local dealers. Acer Market Services operates two uniload assembly facilities located in Beijing and Zhongshan. Acer Market Services enjoys rapid growth in market share in the PRC PC market. In 2000, Acer Market Services ranked tenth and forth in the PRC desktop PC and mobile PC markets, respectively, and is expected to grow rapidly over the next years.

In addition, Acer Inc. will develop Internet-related services targeted toward the global Chinese community, such as interactive games, on-line shopping, news database and e-mail services. Acer Group is currently developing relevant security and identification systems, search engines and other technology for the Internet through joint ventures.

According to Merger Law, after the resolution for a division or merger is passed, the companies must separately notify, as well as publicly notify, each of their creditors of the merger or division, and give the creditors at least thirty days to make any objections to the merger or division. In the merger of Old Acer Inc. and Acer Sertek, and the division of Wistron from Old Acer Inc., no such objection has been communicated to any of the companies as at the date of these Listing Particulars.

According to the Merger Law, after a merger, all rights and obligations of the extinguished company will be assumed by the surviving company, including but not limited to all pending legal proceedings and arbitrations to which the extinguished company is a party. In the merger of Old Acer Inc. and Acer Sertek, all of Old Acer Inc.'s rights and obligations are transferred to, and assumed in whole by, Acer Inc.

The Merger Law gives the surviving company in a merger, or the newly set up company in a division, a benefit to assume, and to continue to enjoy any tax incentives attached to the merged or divided entity, to the extent permitted by law. Hence, Wistron may continue to enjoy the tax incentives accrued and attached to the manufacturing operation of Old Acer Inc., while Acer Inc. may continue to enjoy the tax incentives accrued and attached to Old Acer Inc.'s "Acer" branded operation and Holding and Investment Business. In addition, in relation to any transfer of land in a merger or division, the extinguished company need not pay the incremental tax in the land. Rather, the tax is recorded under the name of the surviving company, and is payable only upon the occurrence of any further transfers.

With respect to the restructuring and Merger, Old Acer Inc., Acer Sertek and Wistron have observed all the prevailing ROC laws and regulations governing mergers and divisions, and thus enjoy the rights and benefits attached therewith.

There has been no significant change in the financial or trading position, and no material adverse change in the financial position or prospects of Old Acer Inc. and its consolidated subsidiaries since 30 June 2001, the date to which its last published audited financial statements were prepared.

Other than the disposal of certain shares in Acer Marketing Services in April 2001 (see "Recent Developments"), there has been no significant change in the financial or trading position, and no material adverse change in the financial position or prospects of Acer Sertek and its consolidated subsidiaries since 30 June 2001, the date to which it last published audited financial statements were prepared.

Recent Development

Acer Market Services. Acer Sertek's wholly owned subsidiary, Acer Sertek (H.K.) Ltd.(50.1%) together with, AII Holding Corporation ("AIIH") (21.58%) and Acer Computer International. Ltd ("ACI") (28.32%) owned 100% of Acer Market Services. In April, 2001, Acer Sertek (H.K.) Ltd., disposed of 0.2% of its shareholding in Acer Market Services to ACI, causing the total shareholding of AIIH and ACI (two wholly owned subsidiaries of Old Acer Inc.) in Acer Market Services to increase from 49.9% to 50.1%. In August, 2001, AIIH and ACI further sold all their respective shareholding in Acer Market Services to Acer Holdings International Ltd., another wholly owned subsidiary of Old Acer Inc. The decrease in Acer Sertek (H.K.) Ltd's Acer Market Services shareholding from 50.1% to 49.9% will cause Acer Market Services to be excluded from Acer Sertek's 2001 annual consolidated financial statements. Acer Market Services's total assets and revenue constituted 10.29% and 16.69% of Acer Sertek's total assets and revenue respectively for the year ended December 31, 2000.

Third and Fourth Quarter 2001 Results. For the three months ended December 31, 2001, Old Acer Inc.'s turnover exceeded its turnover in the third quarter, which was NT$14.2 billion. The improvement can be explained by the combination of a number of factors. Firstly, the fourth quarter constitutes the more favourable phase of market seasonality. Secondly, the introduction of new technologies such as Windows XP and i845 DDR have boosted the consumption of associated PC products. Finally, new and increased orders in Old Acer Inc.'s OEM/ODM business as well as the strong performance of the European market have all contributed to Old Acer Inc.'s improvement.

Acer Sertek's turnover in the fourth quarter are similar to that in the previous quarter, despite the obvious surge in performance in December 2001 - the "IT month", when large-scale IT exhibitions and promotional activities were conducted. Compared to the results in 2000, the turnover achieved are similar. In 2001, Acer Sertek's turnover was supported by many successful government bids, of which the significant sales volume makes up for the characteristic low gross margin.

Fire Damage. On May 13, 2001, a fire broke out in the building complex in which Old Acer's Inc. world headquarter is situated. The complex is comprised of four individual buildings, and as Old Acer Inc. and Acer Sertek are located in the one building that was not affected by the fire, they incurred no damage whatsoever. However, the fire did affect some of Old Acer Inc.'s subsidiary companies including AOpen, HiTrust, Servex, Pivotal and Apacer, which are housed in the three fire stricken buildings. Old Acer Inc.'s losses, following payment under insurance policies, came to NT$40 million (US$1.16 million), resulting from its investments in the fire-afflicted companies. This amount will represent an insignificant expense in terms of Old Acer Inc.'s overall results for the year.

Strategy

Acer Group's strategies consist of the following:

Maintaining Acer Inc.'s competitive edge in the "Acer" Branded Business and emphasizing the Asian and European markets

Acer Inc. believes that its position as a leader in the brand name PC business is critical to its overall success. Acer Inc. is confident that it currently commands a strong brand image and a leading position in the brand name PC business in many regional and country markets. Acer Inc. plans to continue maintaining its competitive edge through (i) attractive designs; (ii) provision of attentive sales advice and after-sale services; (iii) extensive local market knowledge; (iv) affordable technology through "Acer" branded products; and (v) comprehensive sales channels. In particular, Acer Inc. plans to emphasize its brand name business in Asia and Europe, where Old Acer Inc. has achieved significant success in certain key regional markets, and scale down its brand name operations in the United States, Canada and Latin America, where severe pricing pressure has affected Old Acer Inc., as well as its competitors adversely.

Developing MegaMicro e-Enabling services

Acer Inc. plans to introduce a new generation of e-business, termed MegaMicro e-Enabling services ("MegaMicro"), which entails the implementation of a Mega e-Infrastructure that integrates various horizontal application technologies to provide an array of Micro e-Services.

MegaMicro integrates the IT equipment, networks, management platforms, application software, and maintenance required to back up the e-services used by businesses. To implement the basic infrastructure for MegaMicro service, Old Acer Inc. has constructed an e-Enabling data centre ("eDC"), which is an information management centre which conforms to the most stringent safety requirements, guarding against earthquake, flood, fire, theft, and electromagnetic wave. Through the eDC infrastructure construction and the MegaMicro hardware that will be installed at customer's end, Acer Inc. will be able to provide its customers with various on-line services such as end-to-end monitoring services, real time software update services, and proactive operation management and maintenance, etc. For larger corporations such as financial institutions or small to medium enterprises, Micro e-Services can provide further services including exclusive corporate email system, hacking detection and prevention system, data sharing and backup facility, system stability and safety enhancement service. MegaMicro will enhance its customers' competitiveness in the e-business era.

MegaMicro is different from general e-business models in that MegaMicro offers scalable and affordable products, services and solutions to both individuals and small-to-medium enterprises, rather than the typically expensive tailor-made solutions to large corporations. Acer Inc.'s unique MegaMicro services, extensive IT know-how and business strategies well position it as a comprehensive "Micro" e-services and e-solutions provider via its robust and sophisticated "Mega" e-infrastructure, which integrates all cutting-edge information and communications technologies. For users, these services mean minimum risks and costs, but with maximum value, efficiency and productivity.

Acer Inc. will offer innovative products bundled with preferred Micro e-services, fortifying their value-added and service capabilities. Acer Inc. foresees that its PC, notebook, server, and PDA lines will be positively differentiated from those of its competitors.

Acer Inc. plans to invest up to US$1 billion in MegaMicro over the next three years, and align with local and international telecom companies, independent software vendors ("ISVs"), and other technology companies to deliver e-Enabling solutions first throughout Hong Kong, the ROC and the PRC (the "Greater China Region"), and then to other regions of the world. The US$ 1 billion investment fund for MegaMicro will be generated from Acer Inc. divesting shareholdings in non-core businesses, its investment income, operating income and retained profits.

Investing in the lottery business

Lottery Technology Service Corp. ("Lottery") was established with a capital of NT$500 million in a joint venture effort between Old Acer Inc. and G-Tech Corporation ("G-Tech"), the largest computer lottery system provider in the world. Lottery introduced a national lottery system into Taiwan and began operation in January 2002. Out of Lottery's total shareholdings, Acer Group holds 54% (with Acer Sertek directly holding 30.75%), and G-Tech holds 46%.

G-Tech is responsible for the provision of system software and hardware, Acer CyberCenter Services Ltd. is responsible for data storage and management through its eDC, and Pagic.net is responsible for network maintenance and management.

As of 2002, an addition to Acer Sertek's business operation will entail the provision of repair and maintenance service and support to the 8,000 to 10,000 betting machines located nationally.

Divesting shareholdings in non-core business

In order to facilitate the reorganization and restructuring process, Old Acer Inc. is gradually divesting its shareholdings in businesses that are remote to Acer Inc.'s proposed core business operation and concentrating on applying its funds to the development of, and investments that are in line with, Acer Inc.'s future business model. Investments in subsidiaries and affiliates committed to the manufacturing business will gradually dilute over time, as reciprocal cash inflow will be channeled towards investments related to Acer Inc.'s e-Enabling services. For instance, in 2000, Old Acer Inc. and its subsidiaries disposed of part of their shareholdings in AOpen Inc., Apacer Technology Inc., Taiwan Cellular Corporation, Acer Laboratories Inc., Benq Corporation, AMBIT Microsystems Corp., and TSMC. Acer Inc. will continue to implement this new investment strategy.

Delisting of Overseas Subsidiaries

In 2000, Old Acer Inc. purchased all of the shareholdings in Acer Computer International Ltd. ("ACI"), increased its shareholdings in Acer Computer Latino America S.A. de C.V. ("ACLA") to 88.2%. Old Acer Inc. then delisted ACI and ACLA from the Stock Exchange of Singapore and the Mexican Stock Exchange, respectively. The delistings are part of the process of streamlining Old Acer Inc.'s investment portfolio pursuant to its modified investment strategy, as outlined above (see "Business - Principal Members of the Acer Group and Other Old Acer Inc. Invested Companies - Acer Computer International and Acer Computer Latino America S.A. de C.V.").

Merger of TSMC-Acer into TSMC

In June 2000, TSMC-Acer Semiconductor Manufacturing Inc. ("TSMC-Acer") merged into the world's largest foundry company, Taiwan Semiconductor Manufacturing Corporation Ltd ("TSMC"). The shares originally held by Old Acer Inc. in TSMC-Acer were converted into 156,448,628 TSMC shares, representing 1.34% of TSMC's total shareholdings (see "Business - Principal Members of Acer Group and Other Old Acer Inc. Invested Companies - TSMC-Acer Semiconductor Manufacturing Inc.").

Five in One Business Alliance

Acer Inc.'s e-business strategy involves fresh alliances of Old Acer Inc. and Acer Sertek with three of Old Acer Inc.'s subsidiaries, namely, Acer Internet, Pagic.net and Acer CyberCenter Services. The subsidiaries' principal business operations involve, respectively, the development of eDC, telecommunications and e-ticketing, all of which are integral to enhancing Acer Inc.'s core competence in e-Enabling services. The five in one business alliance gives Acer Inc. control over corporate resources necessary for laying the foundation to the development of its core businesses.

Acer CM Changes Company Name to Benq

In December 2001, Acer Communications & Multimedia ("Acer CM") - a subsidiary of Old Acer Inc. in which Old Acer Inc. currently has a 23.07% shareholdings, changed its company name to Benq Corporation ("Benq"). Benq now markets and distributes its products globally as an independent Benq brand.

Old Acer Inc. customers' rights will be fully protected after the change, as Benq continues to provide after-sales service for previous Acer-branded products.

Benq's core business is in the manufacturing, assembly, sale and distribution of computer peripherals, communications products and digital life devices including mobile phones, plasma displays, optical storage and imaging products, while Acer Inc.'s core business is in the assembly, sales and distribution of IT products and e-Enabling services.

Both Acer Inc. and Benq demand individual brand personalities in their own markets. Benq's brand characteristics emphasize its capability to use technology to bring entertainment and quality of life to users. On the other hand, Acer Inc. will seek to communicate innovation, reliability and affordability. In the past, the adoption of the "Acer" brand across a whole spectrum of products tended to muddle the identity of the brand. As part of the restructuring and reorganization process, the change will deliver clarity and consistency to customers in identifying products with particular brands.

The transition was not an abrupt one that would undermine Benq's competitiveness, as Benq would continue to utilize, and to expand the sales channels that it had developed when it was still Acer CM. The transition will enable Benq to make independent marketing decisions and to channel its resources towards the promotion of the Benq brand, which identifies with its particular products as distinct from Acer Inc.'s products and services.

Old Acer Inc. diluted its shareholding in Benq from 29.22% to 25.6% on January 18, 2002, and further to 23.07% on January 28, 2002 through the sale of GDRs. This is congruent with Old Acer Inc.'s effort of streamlining its investment portfolio pursuant to its modified investment strategy, as outlined above.

Formation of Strategic Partnerships

IBM. In June 1999, Old Acer Inc. and certain subsidiaries announced a seven-year procurement and technology alliance with IBM whereby Old Acer Inc. will purchase products such as hard disk drives, microelectronics and display technology from IBM for integration into the Old Acer Inc.'s servers, mobile and desktop PCs. IBM in turn will purchase computer displays from Benq for resale to its customers and will jointly develop with Old Acer Inc. system-on-a-chip implementations using IBM's PowerPC embedded controllers and microprocessors for information applications for Internet appliances and pervasive computing devices.

Palm. In June 2001, Old Acer Inc. licensed the Palm OS operating system for the period ending in 2005. On October 18, 2001, Old Acer Inc. used Palm OS to deliver its first "Acer" Mobile Device, the Acer s10 handheld, the world's first Chinese-native Palm OS PDA, incorporating exciting features such as audio recording, MP3 playback, and dual Memory Stick and versatile connector expansion capabilities. With this move, Old Acer Inc. Group and Palm further expand the industry's leading handheld platform opportunities to a new population of customers and developers in Asia Pacific Region and China. Acer Group and Palm plan to work to deliver other local language versions of the Palm OS platform for customers in the Asia Pacific Region and China.

RISK FACTORS

Any potential investor in, and buyer of, the GDRs should pay particular attention to the fact that Acer Inc. and certain other members of the Acer Group are governed in the ROC by a legal and regulatory environment which in some respects may be different from that which prevails in other countries. Before you make an investment decision regarding the GDRs, you should consider all of the information contained in this Listing Particulars, including the following information:

RISKS RELATING TO OPERATIONS

Acer Group's operating results are dependent on a variety of factors in the PC industry that could materially affect sales revenues and profitability or lead to significant variability of quarterly or annual operating results

Acer Group operates in the highly volatile PC industry that is characterized by rapidly changing customer demand patterns and fierce industry-wide competition for market share resulting in aggressive pricing practices and declining margins. In response to growth in the demand for Acer Group's products, Acer Group has expanded and intends to continue to expand its production capacity and seek new outsourcing suppliers. Acer Group's operating results could be adversely affected should Acer Group be unable: to anticipate customer requirements and industry demand accurately; to achieve optimal production at levels which do not result either in over or under-capacity; to maintain short design cycles while meeting evolving industry performance standards; to manage its product transitions; inventory levels and manufacturing processes; or to distribute its products quickly and efficiently in response to customer demand.

Acer Group's operating results are affected by a wide variety of factors that could materially affect sales revenues and profitability or lead to significant variability of quarterly or annual operating results. These factors include, among others: factors relating to economic and market conditions in the PC industry; seasonality; customer demand and market acceptance of Acer Group's products; new product introductions, the capabilities of Acer Group's OEM/ODM suppliers and delays in developing the production capability to produce new products; product obsolescence; component price fluctuation; varying product mix; Acer Group's expansion plan and possible disruptions caused by the installation or construction of new equipment or the construction of new facilities or other factors; capital requirements and the availability of funding; technological changes and changes in testing processes; timing of orders and delays in shipments to customers; volume of orders relative to Acer Group's production capacity; inability to obtain adequate testing equipment on a timely basis; the loss of key personnel or the shortage of available skilled employees; international political or economic events or developments; and currency fluctuations.

As a result of product obsolescence due to rapid technological advances in the PC industry, the price of a product provided by Acer Group tends to decline over its life cycle, reflecting decreased costs of components, decreased demand as well as increased competition as more manufacturers are able to produce similar products in volume. The sales volume of a product tends to decrease from the middle to the late phases of the product life cycle for the foregoing reasons, but typically increases from the early to the middle phases of the product life cycle, reflecting increased market acceptance of the product and the technology it incorporates, as well as increased demand due in part to declining prices.

Acer Group's results of operations could be adversely affected by changes in the spending patterns of consumers, which in turn are subject to prevailing economic conditions and other factors beyond Acer Group's control. Unfavourable changes in the above or other factors could materially and adversely affect Acer Group's results of operations or financial condition.

Acer Group experiences fierce competition and pressure on pricing within the PC industry

The PC industry is highly competitive and is characterized by the frequent introduction of new products, short product life cycles, continuous improvement in product price and performance characteristics, price sensitivity on the part of customers and a large number of competitors. As a result, pressure on prices has been constant and intense. The industry has also experienced rapid technological advances in software functionality and hardware performance and features based on existing or emerging industry standards. Acer Group and other manufacturers of PCs that adhere to industry standards generally have access to and make use of many of the same components, often from the same group of suppliers. At times, the industry has experienced minor shortages in the supply of certain components, such as the current shortages in LCD panels and Double Data Rate ("DDR") DRAM, which have led to increased component prices and affected Acer Group's operating margins and results of operations (see "Business - Supply"). Over time, however, the prices of many components decline periodically and the general practice of Acer

Group and other PC manufacturers is to reduce the prices of their PC products to reflect these component price declines. Acer Group may take additional pricing actions as it attempts to maintain its market position for its products. Acer Group attempts to mitigate the effects of price reductions by improving product mix, reducing component costs, reducing inventory costs, lowering operating costs, managing inventories effectively, differentiating products by bundling with them value-added service capabilities, and diversifying its product supply sources so as to minimize inventory cost and risk. However, there can be no assurance that pricing actions will be effective in stimulating higher levels of sales or that cost reduction efforts will offset the adverse effects of pricing actions on Acer Group's gross margins. Such pricing actions have contributed to declining margins in the past, and there can be no assurance that such pricing actions and Acer Group's other actions in response to competition will not further decrease Acer Group's gross and operating margins or otherwise have a material adverse effect on Acer Group's results of operations or financial condition.

Acer Inc. is subject to outsourcing risks

For Acer Inc., certain risks are inherent in transacting with its OEM/ODM suppliers. Acer Inc. will, in its best endeavour, ensure the quality and reliability of its outsourcing suppliers, however there can be no assurance that potential or existing outsourcing suppliers will qualify or continue to qualify for Acer Inc.'s certification of suppliers and outsourced products. There can be no assurance that the outsourcing suppliers will be able to modify and manufacture products to meet Acer Inc.'s specifications. There can be no assurance that the outsourced products will be free of defects. There can be no assurance that the delivery of outsourced products will not incur delays or that the outsourcing suppliers will have sufficient logistics capabilities to make deliveries directly from their manufacturing facilities to Acer Inc.'s customers.

Acer Group may not be able to successfully develop new products and services

To maintain its competitive position, Acer Group must continue to enhance its existing products while developing new products. To do so, it must obtain and incorporate into its product range new hardware, software, communications and peripheral technologies, some of which are primarily developed by others. Acer Group has not had much experience in developing the new generation of e-business that it has only recently launched in the Internet and multimedia communications field, namely, MegaMicro e-Enabling services (see "Business - Strategy"). MegaMicro involves a concept that is brand new in both the local and international arena, and the business model shaped upon it is equally unprecedented. There can be no assurance that Acer Group will be successful in developing, implementing, operating and managing MegaMicro. There can be no assurance that the products and services offered by MegaMicro will be effectively and efficiently delivered to end-users, or that MegaMicro will achieve the desired level of market receptibility and market share both on a local and international scale. New technologies continue to enter the market while MegaMicro is being developed, and will continue to be introduced after MegaMicro is developed. There can be no assurance that MegaMicro will compete favourably against new technologies in terms of price, performance and quality, market acceptance, market share and general success.

Acer Group's product strategy focuses in part on marketing products that comply with evolving industry performance standards, meet customer quality expectations and are available at prices reasonable to a variety of purchasers. Because of the pace of technological advances in the PC industry, the Acer Group must introduce on a timely basis new products that offer customers the latest competitive technologies while managing the production and marketing cycles of its existing products. There can be no assurance that Acer Group will be able to deliver commercial quantities of new products in a timely manner or that new products introduced by Acer Group, some of which have not been marketed previously by Acer Group or its competitors, will achieve market acceptance. Some new products introduced by Acer Group are intended to replace existing products (see "Business - Principal Products and Services"). There can be no assurance that such product transitions will be executed without adversely affecting Acer Group's results of operations or financial condition.

Wistron is dependent on a small number of customers for a large portion of business

Acer Group's ability to maintain close relationships with its customers is essential to the ongoing growth and profitability of its business.

Wistron, the entity that is responsible for the manufacturing business of Acer Inc., is dependent on a small group of customers for a substantial portion of its total revenue. In the aggregate, the top five customers of Old Acer Inc.'s DMS business, including Acer branded sales, accounted for approximately 91.27% of total revenue in 2000. This concentration of customer base may affect Wistron materially and adversely due to the loss or cancellation of business from any of these customers, significant changes in scheduled deliveries to any of these customers or decreases in the prices of the products sold to any of these customers.

The customers of Wistron have in the past, and may in the future, vary order levels significantly from period to period. As a result, Wistron may not be able to maintain its existing sales volumes to such customers or to maintain or add to its existing customer base.

Acer Inc.'s customer base consists primarily of government bodies, commercial entities, and consumers transacting through Acer Inc.'s sales and distribution channels. As for Acer Inc's. new e-Enabling services operation, the content, mix, character and trend of its client base are yet to be determined, and as a result, there can be no assurance that those factors will not adversely affect Acer Inc.'s and/or Acer Group's results of operations or financial condition.

Acer Group is dependent on growth of the Internet, Internet infrastructure development and Internet commerce

The increased use of the Internet in Asia by consumers and businesses has only recently begun to develop, and the success of the Acer Group's Internet-related and other digital services strategy will depend in large part on continued growth in, and the use of, the Internet for commerce. Critical issues remain unresolved concerning commercial use of the Internet, including security, privacy, reliability, cost, ease of access, quality of service and necessary increases in bandwidth availability. These issues are likely to affect the development of the market for the Acer Group's products and Internet-related and other digital services. If the Internet as a commercial or business medium fails to develop or develops more slowly than expected, the Acer Group's business and results of operations focusing on the Internet-related and other digital services could be materially adversely affected.

Acer Group's international sales and operations depend on certain factors beyond its control

Sales outside the ROC represented approximately 53.4% of the consolidated revenue of Old Acer Inc. for the year ended December 31, 2000. The Acer Group currently maintains sales offices in many countries and manufactures products primarily in the Asia Pacific Region, which are, in many cases, then further assembled in uniload assembly sites operated by companies in the Acer Group.

The success and profitability of Acer Group's international activities depend on certain factors beyond Acer Group's control such as: general economic and labor conditions, political stability, tax laws, the operating condition of outsourcing suppliers and changes in the value of the United States dollar, Euro and other currencies in which Acer Group's products are sold, its supplies purchased, and its services provided. Offering its products and services in an increasing number of geographic locations and through a variety of distribution channels requires Acer Group to increase its geographic presence and to provide increased levels of sales and support for its customers. There can be no assurance, however, that this will be effective or that the requisite service and support to ensure the success of Acer Group's operations in new locations or through new channels can be achieved in a cost-effective manner.

As a key deployment of its new business strategy, Acer Group will concentrate its core business operation and the development of MegaMicro e-Enabling services in the Greater China Region. This market is geographically disperse and characteristically diverse. The consumer demand patterns are unpredictable, and the receptibility of Acer Group's products and services cannot be guaranteed. Acer Group's implementation, marketing, and sales and distribution establishments are still at developing stages in the Greater China Region. There can be no assurance as to the size or sustainability of the market in the Greater China Region with respect to Acer Group's products and services. There can be no assurance that the implementation, marketing, and sale and distribution of Acer Group's products and services, especially MegaMicro, will achieve the desired volume, scale or coverage in the Greater China Region, or that sufficient returns will be generated to cover for the expenditures and investments made by Acer Group in that market. The PRC constitutes the biggest portion of the market of the Greater China Region market. Performance of Acer Group's products and services in the PRC is dependent on the PRC government's policies towards foreign investment. There can be no assurance that the said policies will not undergo changes, or that they will not operate to impose restrictions upon Acer Group's operation, and adversely affect the performance of its products and services in the PRC.

Acer Group is exposed to the risks of currency exchange rate fluctuations

A large portion of Acer Group's revenues is denominated in US dollars and Euro, and some of its costs are denominated in other currencies such as the New Taiwan dollar. As a result, changes in the rate of exchange between these currencies and the US dollar will affect Acer Group's gross and operating margins and could result in exchange losses. Depreciation of the New Taiwan dollar against the US dollar and Euro generally results in foreign exchange gains for Acer Group because a large portion of Acer Group's revenues is denominated in US dollars and Euro. The impact of future exchange rate fluctuations on Acer Group's results of operations cannot be accurately predicted.

From time to time, Acer Group has engaged in, and may continue to engage in, certain exchange rate hedging activities. There can be no assurance that any hedging activities implemented by Acer Group will be successful.

Recent economic developments in certain countries may have impacts upon Acer Group's business

Equity markets in a number of developing countries have experienced significant volatility and overall decline due to many factors, including currency depreciation, higher market interest rates, decreasing corporate earnings and inflationary concerns. These and other factors have adversely affected economic growth in Asia and other developing regions, significantly reduced available credit and other financing sources and resulted in lower demand for the Acer Group's products in these markets. In addition, Acer Group's customers in certain developing countries may have difficulty passing on increased local currency costs to their own customers and may face financial difficulties or liquidity problems and may thus be unable to fulfil their debt or other payment obligations. Accordingly, to the extent that demands for its products declines or its customers are unable or unwilling to pay outstanding trade receivables to members of the Acer Group when due, the Acer Group's sales in developing countries are expected to be affected adversely. Furthermore, any future financial crises in emerging markets around the world could adversely affect the economies of developed countries such as the United States, which may adversely affect demand for the Group's products in these countries.

Acer Group's current restructuring may not succeed in achieving the objectives that it was designed to achieve

The Acer Group is currently undergoing a restructuring which modifies several of the Group's key strategies and reconfigures the Group's structure. (see "Business - Restructuring"). The group restructuring involves the application and operation of various laws and regulations, in particular the amendments to the ROC Company Law that took effect as of November 2001, and the ROC Merger Law that took effect as of January 2002. The Merger of Old Acer Inc. with and into Acer Sertek is the first merger pursuant to these new laws. The relevant laws and regulations are as yet untested and the future legal and formal repercussions are difficult to foresee.

The principal objectives underlying the division of Old Acer Inc.'s DMS business and its transfer to the newly established Wistron are to minimize potential conflicts between its Acer branded business and its OEM/ODM business, as well as to facilitate Old Acer Inc. move away from manufacturing-based operations to a marketing and service-focused organization. The principal objectives underlying the merger of Old Acer Inc. and Acer Sertek are to integrate Old Acer Inc.'s "Acer" branded business with Acer Sertek's sales, distribution, marketing, service and support capabilities to develop Acer Inc.'s future business model consisting of e-Enabling services, and to transform Old Acer Inc. from a product-oriented PC manufacturer to a customer-orientated IT services and marketing-based solutions provider. There can be no assurance that the group restructuring, will achieve the above objectives, nor can there be any assurance that the group restructuring will improve Acer Group's results of operation or financial condition.

Acer Group may experience problems with its key suppliers

Acer Group's production process requires certain software and quality components that are licensed and procured from third-party suppliers. Reliance on suppliers, as well as industry supply conditions, generally involves several risks, including the possibility of defective parts, a shortage of components, increases in component costs and reduced control over delivery schedules, any or all of which could adversely affect Acer Group's financial results. Acer Group's manufacturing business has several single-supplier relationships and the lack of availability of a timely and reliable supply of components from these sources could adversely affect Acer Group's business. Where alternative sources are available, qualification of the alternative suppliers and establishment of reliable supplies of components from such sources may result in delays and could adversely affect Acer Group's manufacturing processes and results of operations. Acer Group occasionally experiences delays in receiving certain components, which can cause delays in the shipment of some products to customers. Also, Acer Group has occasionally experienced quality problems with certain defective components, which can affect the reliability and reputation of its products. There can be no assurance that Acer Group will be able to continue to obtain additional supplies of reliable components in a timely or cost-effective manner.

Acer Group is dependent on Microsoft Operating Systems

Most of Acer Group's desktop PCs and mobile PCs are sold with Microsoft operating systems, which Acer Group is required to license from Microsoft Corporation or its designees. The various products offered by Microsoft are currently the only commercially viable operating systems available for desktop and mobile computer systems built according to the PC standard. There can be no assurance, however, that Acer Group will be able to obtain licenses for Microsoft operating systems in the future, and if so, on commercially reasonable terms. As there is currently no commercially viable alternative operating system for desktop and mobile PCs, Acer Group's results of operations or financial conditions could be materially adversely affected if such Microsoft operating systems were to become unavailable to Acer Group at competitive terms for any reason.

Acer Group is dependent on its ability to attract and retain qualified personnel

As is common in the PC industry, Acer Group's success depends to a significant extent upon, among other factors, the continued service of its key senior executives and research and development, engineering, marketing, sales, production, support and other personnel and on its ability to continue to attract, retain and motivate qualified personnel. The competition for such employees is intense and the loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on Acer Group's results of operations or financial condition. Acer Group does not maintain insurance with respect to the loss of any of its key personnel. Acer Group is attempting to minimize the risk and magnitude of problems associated with shortages of qualified management personnel by training and developing a number of qualified general managers. In addition, equity-based employee incentive plans were established in 1997 for certain employees of the American and European subsidiaries of Old Acer Inc., and additional plans may be established in the future. However, there can be no assurance that such measure will prevent the loss of key personnel in the future (see "Business - Employees").

Acer Group may not be able to obtain intellectual property rights

From time to time, companies and individuals assert patent, copyright, trademark and other intellectual property rights to technologies or marks that are important to the PC industry and Acer Group's business. Acer Group evaluates each claim relating to its products and, if appropriate, seeks a license to use the protected technology. There can be no assurance, however, that Acer Group will be able to obtain licenses to the intellectual property of third parties on commercially reasonable terms, if at all. In addition, Acer Group could be at a disadvantage if its competitors obtain licenses for protected technologies on more favourable terms than Acer Group. If Acer Group or its suppliers are unable to license protected technology used in Acer Group's products, Acer Group could be prohibited from marketing those products or may have to market products without desirable features. Acer Group could also incur substantial costs to redesign its products or to defend any legal action taken against Acer Group. If Acer Group's products should be found to infringe protected technology, Acer Group could be enjoined from further infringement and may be required to pay damages to the owner of the infringed intellectual property rights. Any of the foregoing could have a material adverse effect on Acer Group's results of operations or financial condition.

Certain existing shareholders have significant influence over Acer Inc.

Mr. Stan Shih, the founder and Chairman of Acer Group, and his immediate family, affiliates and associates will continue to have the power to exercise significant influence over the management and policies of Acer Inc., as they did over Old Acer Inc. Based on the data of Old Acer Inc., Mr Stan Shih, his family, affiliates and associates own or control approximately 6.7% of the outstanding common shares of Old Acer Inc. as at March 20, 2002 (assuming no other common shares are issued between the date of these Listing Particulars and Admission) representing the largest single shareholding in Acer Inc. (other than GDR holders). Under the ROC Securities Exchange law, if a person along with his family or nominees holds more than 10% of a company's shares, then such a person will be deemed as a major shareholder (see "Principal Shareholders"). So far as known to Acer Inc., there are no persons who, directly or indirectly, jointly or severally, exercise or could exercise control over Acer Inc.

Acer Group's operating results may be affected by the occurrence of natural disasters such as earthquakes, fires and floods

Between September and November of 1999, Taiwan was struck by three major earthquakes registering between 6.4 and 7.3 on the Richter Scale. Old Acer Inc. suffered only minor damage to its production facilities in Taiwan and no damage to its machinery as a result of any of the earthquakes. Some of Old Acer Inc.'s suppliers experienced production shortages which caused production and shipment delays for Old Acer Inc. Old Acer Inc. diverted the production and assembly of certain products to its Subic Bay and Zhongshan facilities in order to minimize any delays in production and shipment caused by the earthquakes. Disruptions caused by the earthquake resulted in an increase in certain component prices and contributed to lower profitability in the fourth quarter of 1999. There can be no assurance that there will not be any future earthquakes in Taiwan, the PRC, San Jose, California or the Philippines where Acer Group has other production facilities or that such earthquakes would not cause damage to Acer Group's production facilities or machinery, as well as cause production and shipment delays, which may have a material adverse effect on Acer Group's results of operations or financial condition.

On May 13, 2001, a fire broke out in the building complex in which Old Acer Inc.'s world headquarter is situated (see "Business - Recent Developments"). In September 2001, many areas of Taiwan experienced flooding as a result of Typhoons that hit the country. There can be no assurances that Acer Group will not incur losses in the future as a result of the occurrences of fires or other natural disasters such as typhoons and floods.

RISKS RELATING TO THE ROC

Disruptions in Taiwan's political environment may affect Acer Group

Acer Group is founded in Taiwan, ROC and a substantial portion of its operations and assets are located in Taiwan and substantial portions of its revenues are derived from its operations in Taiwan. Accordingly, Acer Group's business and financial condition may be affected by changes in local governmental policies, and political and social instability. For example, the government of the ROC has experienced political instability since early 2000 due to its changed policy on the construction of a new nuclear plant, among other events. As a result, many local business conglomerates have announced their intention of moving at least part of their production facilities outside Taiwan, particularly to the PRC.

The political state of relations between the ROC and the PRC may affect Acer Group

The ROC has a unique international political status. Both the ROC and the PRC assert sovereignty over all of China (i.e., Taiwan, certain other islands and all of mainland China). The PRC Government does not recognize the legitimacy of the ROC Government. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, the PRC has refused to renounce the possibility that it may at some point use force to gain control over Taiwan. Certain past developments in relations between the ROC and the PRC have on occasion adversely affected the value of the Taiwan Stock Exchange Index. Specifically, the PRC has in the past threatened military intervention in response to positions espoused by political groups in the ROC that the ROC be formally declared independent of the PRC. In July 1999, the ROC securities markets, including the common shares of Old Acer Inc. and Acer Sertek, declined after tensions between the ROC and the PRC heightened as a result of the PRC's rejection of a statement by the President of the ROC that the relationship between the two governments should be recognized as state-to-state. The state of the relations between the ROC and the PRC in general, may materially and adversely affect Acer Group's results of operations and the market price and liquidity of the Shares and the GDRs, the availability of the PRC as an export market for Acer Group's products, and the ability of Acer Group to implement present and future plans for the development of production facilities in the PRC.

The value of the Shares and GDRs may be adversely affected by the volatility of the ROC securities market

The ROC securities markets are smaller and more volatile than the securities markets in the United States, Europe and certain other countries. The Taiwan Stock Exchange has had substantial fluctuations in the prices and volumes of listed securities and there are currently limits on the range of daily price movement on the Taiwan Stock Exchange. The Taiwan Stock Exchange Weighted Stock Index (the "Taiwan Stock Exchange Index") peaked at 12,495.34 points in February 1990 and subsequently fell to a low of 2,560.47 points in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617 point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. The Taiwan Stock Exchange Index experienced a 45.9% decrease in 2000 and a 38.73% decrease in the nine months ended September 30, 2001. The Taiwan Stock Exchange is particularly volatile during times of political instability including when relations between Taiwan and PRC are strained. Moreover, the Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could adversely affect the market price and liquidity of securities of ROC companies, including the GDRs and the Shares, in both domestic and international markets.

Foreign exchange approvals may be required

Under current ROC law, the Depositary, without obtaining further approvals from the CBC or any other governmental authority or agency of the ROC, may convert NT Dollars into other currencies, including US Dollars, in respect of the proceeds of the sale of Shares represented by GDRs or received as stock dividends in respect of such Shares and any cash dividends or distributions received in respect of such Shares. In addition, the Depositary may also convert into NT Dollars inward remittances of payments for purchases of Shares for deposit in the depositary receipt facility against the creation of additional GDRs (see "Potential Illiquidity of the GDRs and the Shares"). The Depositary must obtain foreign exchange approval from the CBC on a payment-by-payment basis for conversion into NT Dollars of subscription payments in respect of rights offerings or for conversion from NT Dollars into foreign currencies in respect of the proceeds from the sale of subscription rights of new Shares. Although it is expected that the CBC will grant such approval as a routine matter, there can be no assurance that in the future any such approval will be obtained in a timely manner or at all.

Shareholders may have more difficulty protecting their interests under ROC law than they would under U.S. law

Acer Inc.'s corporate affairs are governed by its Articles of Incorporation and by the laws governing corporations incorporated in the ROC. The rights of shareholders and the responsibilities of management and the members of the board of directors of ROC companies are different from those applicable to a corporation incorporated in the United States. Holders of Acer Inc. securities may have more difficulty in protecting their interests in connection with actions taken by Acer Inc.'s management or members of Acer Inc.'s board of directors than they would as public shareholders of a U.S. corporation.

Investors may have difficulty enforcing any judgment obtained in the United States against Acer Group or its directors, supervisors or executive officers

Acer Inc. is incorporated under ROC law. Many of Acer Inc.'s directors, supervisors and executive officers reside in Taiwan. In addition, a significant portion of Acer Inc.'s assets and the assets of those persons are located in Taiwan. As a result, it may not be possible for investors to effect service of process upon Acer Inc. or those persons within the United States, or it may be difficult to enforce against Acer Inc. or them judgments obtained in the U.S. courts, including those based upon the civil liability provisions of the federal securities laws of the United States. In addition, Acer Inc. has been advised that there is doubt as to whether ROC courts will enter judgments in original actions brought in ROC courts based solely upon the civil liability provisions of the federal securities laws of the United States.

RISKS RELATING TO THE PRC

The Company is subject to the political and economic situation and legal developments in the PRC

The Acer Group has increased, and will continue to increase over time, the scope of its business activities in the PRC. There are economic and political risks associated with doing business in the PRC. The PRC economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing. There can be no assurance that such growth will not continue to decrease or that any slow down will not have a negative effect on Acer Group's business.

The PRC economy is primarily a planned economy subject to state plans adopted by central PRC government authorities and implemented to a large extent by central, provincial and local authorities. All production and economic activities in the country were governed by the economic goals set out in the five-year plans and annual plans adopted by central authorities. Since 1978, the PRC government has permitted foreign investment and implemented economic reforms, gradually changing from a planned economy towards a market-oriented economy. However, many of the reforms and economic policies adopted, or to be adopted, by the PRC government are unprecedented or experimental in nature and may have unforeseen results, which may have an adverse effect on enterprises with business in the PRC, including Acer Group.

The PRC has only recently permitted greater provincial and local economic autonomy and private economic activities, and the Government of the PRC continues to exercise substantial control over virtually every sector of the PRC economy through regulation and state ownership. There can be no assurance that Acer Group's business in the PRC will not be adversely affected by changes in political, economic and social conditions in the PRC, including changes in political leadership. In addition, there are currency exchange risks associated with doing business in the PRC. Although PRC governmental policies were introduced in 1996 to allow greater convertibility of the Renminbi, the currency of the PRC, significant restrictions, including those relating to the repatriation of foreign currency denominated investments, still remain. No assurances can be made that the PRC regulatory authorities will not impose greater restrictions on the convertibility of the Renminbi.

Acer Group is subject to risks associated with the PRC legal system

Since 1979, many laws and regulations dealing with general economic matters or particular economic activities have been promulgated in the PRC. However, enforcement of existing laws and regulations may be uncertain and sporadic, and implementation and interpretation thereof may be inconsistent. The outcome of litigation in PRC courts may be uncertain. Further, it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The introduction of new PRC laws and regulations and the interpretation of existing ones may be subject to policy changes reflecting domestic political or social changes. As the PRC legal system develops, there can be no assurance that changes in such regulation or interpretation will not have a material adverse effect on Acer Group's business, financial condition, results of operations and future prospects.

RISKS RELATING TO THE WORLD

Changes in general economic and business conditions resulting from the recent terrorist attacks on the United States may affect Acer Group

On September 11, 2001, terrorist attacks on the United States caused significant loss of life and property damage and disruptions in US markets and in global markets. The short term and long term impact of these events, including United States military action or possible economic or diplomatic sanctions, is unclear, but could have a material effect on general economic conditions and market liquidity. An economic downturn may further reduce the demand for Acer Group's products and services and negatively impact our results of operations. In addition, the market value of the Shares and GDRs may also be adversely affected due to increased market volatility and the reasons stated above.

RISKS RELATING TO THE GDRs AND THE SHARES

The liquidity of the GDRs and the Shares may be limited

The Rule 144A GDRs will be designated for trading in the PORTAL Market, a subsidiary of Nasdaq Stock Market, Inc. and the International GDRs will be listed on the Official List of the U.K. Listing Authority and quoted through SEAQ International of the London Stock Exchange. The only trading market for the Shares is the Taiwan Stock Exchange. The Shares have been listed on the Taiwan Stock Exchange since September 1996 (see "Provisions of Global Depositary Shares").

Holders of the GDRs may, provided that Acer Inc. has delivered to the Custodian physical share certificates in respect of the deposited Shares, withdraw and hold the Shares represented by such GDRs or request the Depositary to sell or cause to be sold on behalf of such Holders the Shares represented by such GDRs on the Taiwan Stock Exchange. Under ROC regulations, newly-issued shares of ROC companies initially offered in GDR form may not be withdrawn from the GDR programme for a period of three months following the initial delivery of the GDRs. In addition, during any period in which the custodian holds a payment certificate representing the right to receive the common shares underlying the GDRs, holders of GDRs will not be entitled to withdraw common shares upon surrender of GDRs. In connection with any such withdrawal or sale, GDRs will be surrendered to the Depositary. Unless additional GDRs are issued, the effect of such transactions will be to reduce the number of outstanding GDRs and, if a significant number of such transactions are effected, to reduce the liquidity of the GDRs. Under current ROC law, additional GDRs may be issued in connection with dividends on or free distributions of Shares or the exercise by Holders of their pre-emptive rights in connection with rights offerings. In addition, to the extent that previously issued GDRs have been cancelled and the Shares represented thereby have been sold on the Taiwan Stock Exchange, additional GDRs may be issued without specific ROC regulatory approval, provided that the aggregate amount of outstanding GDRs after such issuance does not exceed the total number of issued GDRs originally approved by the ROC Securities and Futures Commission plus any GDRs created pursuant to the preceding sentence (subject to any adjustments in the number of Shares represented by each GDR), and provided further that the deposit agreement and custody agreement provided for such reissuance (see "Provisions of the Global Depositary Shares - Surrender of the GDRs and Withdrawal of Deposited Property").

The GDRs have not been registered under the securities laws in the United States or elsewhere and may not be publicly offered, sold, pledged or otherwise transferred in any jurisdiction where such registration may be required (see "Transfer Restrictions and Settlement").

DIVIDENDS

Dividends paid on capital stock, including Shares, are subject to approval by shareholders at a meeting of shareholders (see "Description of Share Capital").

The following table sets forth the aggregate number of outstanding shares entitled to dividends, as well as the stock dividends distributed during each of the years indicated for the Old Acer Inc. and Acer Sertek. The figures for stock dividends per share represent dividends paid in the indicated fiscal year in respect of shares outstanding on the record date for the payment of such dividends.

Old Acer Inc. Fiscal Year	Aggregate Number of Shares Outstanding on Record Date(1)	Stock Dividend Per Share(2) NT$
1988	226,094,805	3.75
1989	363,960,395	2.80
1990	411,275,245	1.30
1991	452,402,700	1.00
1992	459,855,622	0.00
1993	464,589,559	0.00
1994	477,032,794	1.50
1995	945,056,538	4.20
1996	1,464,656,014	4.00
1997	1,952,289,500	2.50
1998	2,580,780,695	2.50
1999	3,107,665,178	1.50
2000	3,917,506,157	2.50
2001	4,326,112,110	1.01

Notes:

(1) The numbers set forth in this column denote the aggregate number of shares outstanding on the record date for the payment of the dividend in the indicated fiscal year.

(2) Holders of shares receive as stock dividend the number of shares equal to the NT Dollar value per share of the declared dividend multiplied by the number of shares owned and divided by the par value of NT$10 per share. Fractions of shares are not issued. Any differences are paid in cash.

Acer Sertek Fiscal Year	Aggregate Number of Shares Outstanding on Record Date(1)	Stock Dividend Per Share(2) NT$
1997	101,542,000	2.00
1998	208,287,191	2.00
1999	162,204,340	1.00
2000	208,278,000	1.50
2001	256,578,000	2.00

Notes:

(1) The numbers set forth in this column denote the aggregate number of shares outstanding on the record date for the payment of the dividend in the indicated fiscal year.

(2) Holders of shares receive as stock dividend the number of shares equal to the NT Dollar value per share of the declared dividend multiplied by the number of shares owned and divided by the par value of NT$10 per share. Fractions of shares are not issued. Any differences are paid in cash.

It has been Acer Sertek's practice not to pay all dividends in cash on its shares, but rather to capitalize a portion of its earnings each year in the form of a stock dividend. Payments of stock dividends on the shares have historically been made with respect to the preceding year after approval by its shareholders at the annual general meeting of shareholders. The form, frequency and amount of future dividends on the Shares will depend upon the earnings, cash flow, financial condition and other factors. Accordingly, there can be no assurance that Acer Inc. will continue to pay stock dividends on its Shares or pay cash dividends or that future stock or cash dividends will be comparable to historical dividends.

Acer Sertek has in certain years paid a portion of employee bonuses in the form of shares. The amount of shares issued as a bonus is obtained by dividing the cash value of the bonus by the par value of the shares. Because the market value of the shares has generally been substantially in excess of their par value, the actual cash value of a stock bonus has been in excess of the value of the bonus had it been paid in cash. Acer Inc. will continue to implement the stock bonus program adopted by Acer Sertek and to pay a portion of employee bonuses in the form of shares.

Except in limited circumstances under the ROC Company Law, Acer Inc. is not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it does not have current or retained earnings. The ROC Company Law also requires that 10% of Acer Inc.'s annual net income, less prior years' losses, if any, and applicable income taxes, be set aside as a legal reserve until the accumulated legal reserve is equal to Acer Inc.'s paid-in capital. In addition, Acer Inc. may set aside a special reserve in accordance with applicable laws and regulations (see "Description of Share Capital - Dividends and Distributions").

Holders of GDRs will be entitled to receive dividends, subject to the terms of the Deposit Agreement, to the same extent as the holders of the Shares. Any cash dividends will be paid to the Depositary in NT Dollars and, except as otherwise described under "Provisions of the Global Depositary Receipts-Cash Distributions", will be converted by the Depositary into US Dollars and paid to owners of GDRs. Stock dividends will be distributed to the Depositary and, except as otherwise described under "Provisions of the Global Depositary Receipts-Distributions in Shares", will be distributed by the Depositary in the form of additional GDRs to holders of GDRs.

Holders of outstanding Shares on a dividend record date will be entitled to the full dividend declared without regard to any prior or subsequent transfer of such Shares. Accordingly, purchasers of GDRs holding outstanding GDRs on the relevant dividend record date will be entitled to the full amount of any dividend declared at next general meeting of shareholders.

For information relating to ROC withholding taxes payable on dividends, see "Taxation - ROC Taxation - Dividends". For information relating to ROC foreign exchange approvals required for the conversion by the Depositary of dividends on Shares from NT Dollars into US Dollars for the payment thereof to holders of GDRs (see "Risk Factors - Risks relating to the ROC - Foreign Exchange Approvals may be required").

EXCHANGE RATES

Fluctuations in the exchange rate between NT Dollars and US Dollars will affect the US Dollar equivalent of the NT Dollar price of the Shares on the Taiwan Stock Exchange and, as a result, are likely to affect the market price of the GDRs. Such fluctuations will also affect the conversion by the Depositary of cash dividends paid in NT Dollars into US Dollars on, and the NT Dollars proceeds received by the Depositary from any sale of, Shares represented by GDRs.

The following table shows the average and period-end Noon Buying Rate between the NT Dollar and the US Dollar (in NT Dollars per US Dollar) for the periods indicated:

Year Ended December 31,	Average (of Month-End Rates)	High	Low	At Period-End
1996	27.478	27.950	27.150	27.520
1997	29.056	33.250	27.340	32.800
1998	33.498	35.000	32.050	32.270
1999	32.281	33.400	31.390	31.390
2000	31.366	33.250	30.350	33.170
2001				
January	32.350	33.078	32.350	32.350
February	32.375	32.400	32.270	32.400
March	32.533	32.920	32.380	32.850
April	32.940	33.000	32.850	32.940
May	33.200	34.050	32.890	33.950
June	33.162	34.520	34.080	34.480
July	33.396	35.050	34.450	34.800
August	34.639	34.770	34.560	34.580
September	33.657	34.700	34.452	34.560
October	33.746	34.620	34.530	34.550
November	33.812	34.550	34.440	34.470
December	33.883	35.080	34.425	34.669
2002				
January	34.966	35.005	34.872	34.966

Sources: Bloomberg

For information relating to ROC foreign exchange approvals required for the conversion by the Depositary of dividends on Shares or proceeds from the sale of Shares from NT Dollars into US Dollars and the payment thereof to holders of GDRs, (see "Risk Factors - Risks relating to the ROC - Foreign Exchange Approvals may be required").

CAPITALIZATION

Acer Inc.

After the effective date of the Merger on 27 March 2002, Acer Inc.'s authorized share capital until the next amendment to Acer Inc.'s Articles of Incorporation will be NT$28,000,000,000 (including NT$2,500,000,000 for convertible bonds, and NT$2,500,000,000 for warrants), divided into 2,800,000,000 shares, and its paid up share capital will be NT$19,102,216,000, divided into 1,910,221,600 common shares, all of which will be in registered form and issued and outstanding. Upon the merger of Acer Sertek and Old Acer Inc., Acer Inc. will issue 1,727,725,303 Shares totalling NT$17,277,253,030, to Old Acer Inc.'s shareholders in exchange for Old Acer Inc.'s total shares. Upon acquiring and cancelling the 74,081,703 shares of Acer Sertek currently held by Old Acer Inc., Acer Inc.'s total paid-in capital will increase from NT$2,565,780,000 to NT$19,102,216,000 divided into 1,910,221,600 Shares. Acer Inc. will have outstanding convertible bonds issued in Taiwan, totalling NT$1,500,000,000. These bonds are convertible into shares of Acer Inc.'s common stock or Entitlement Certificates any time between December 14, 2000, and ten days before the maturity date of September 13, 2005 at an initial conversion price of NT$120, subject to adjustment. The bonds may be redeemed on September 13, 2003 and 2004, at the option of the bondholders. The redemption price is the principal amount of the bonds, plus interest accrued up to the date of redemption. The accrued interest at the redemption date of September 13, 2003 and 2004, is 17.4241% and 25.7720% of the principal amount of the bonds, respectively.

Old Acer Inc. and Acer Sertek

The following table sets forth the non-consolidated short-term borrowings and capitalization of Old Acer Inc. and Acer Sertek as of June 30, 2001. Old Acer Inc. and Acer Sertek do not produce consolidated financial information on an interim basis and are not required to do so in the ROC. Except for the distribution of 408,605,953 shares to Old Acer Inc.'s shareholders and employees as dividends and bonuses, there has been no material change in the capitalization of Old Acer Inc. since June 30, 2001. For Acer Sertek, except for the distribution of 48,290,809 shares to Acer Sertek's shareholders and employees as dividends and bonuses, there has been no material change in the capitalization of Acer Sertek since June 30, 2001. The table should be read in conjunction with the Financial Statements of Old Acer Inc. and Acer Sertek, including the notes thereto, found elsewhere in these Listing Particulars.

Old Acer Inc.	As of June 30, 2001 (in millions)	
	NT$	US$
Short-term borrowings (including current portion of long-term debt)(1)	3,055.6	88.6(2)
Long-term debt (excluding current portion)(3)(4)	137.5	4.0
Bonds payable(3)	6,000	174.1
Stockholders' equity:		
Common stock(5)	39,175.1	1,136.5
Common stock held by a subsidiary	(594.4)	(17.2)
Convertible bonds applying for conversion	476.4	13.8
Capital surplus	10,851.3	314.8
Legal reserve	3,196.3	92.7
Unappropriated earnings	7,633.5	221.5
Translation adjustments	1,367.5	39.7
Total	62,105.7	1,801.8
Total long-term debt, bonds payable and stockholders' equity(6)	68,243.2	1979.9

Notes:

(1) For additional information relating to Old Acer Inc.'s current indebtedness, See Note 10 of Notes to Non-Consolidated Interim Financial Statements.

(2) NT Dollar amounts have been translated into US Dollar amounts at the rate of NT$ 34.47 = US$1.00.

(3) For additional information relating to Old Acer Inc.'s long-term debt and bonds payable, see Notes 11, 12 of Notes to Non-Consolidated Interim Financial Statements.

(4) Certain of Old Acer Inc.'s borrowings on June 30, 2001 were guaranteed or secured. See Note 17 of Notes to Non-Consolidated Interim Financial Statements.

(5) On June 30, 2001, Old Acer Inc.'s authorized share capital consisted of 5,700,000,000 shares of NT$10 per share of which 3,917,506,157 shares had been issued. In August 2001, a total of 408,606,000 share were issued with respect to employees' bonuses and the conversion of certain outstanding convertible bonds, resulting in a total issued capital of 4,326,112,057 shares. The stock issuance was authorized by and registered with the governmental authorities.

(6) On June 30, 2001, Old Acer Inc. had guaranteed certain obligations of related entities amounting to NT$15,685.9 million (US$455.1 million). See Note 16 of Notes to Non-Consolidated Interim Financial Statements.

Acer Sertek

	As of June 30, 2001 (in millions)	
	NT$	US$
Short-term borrowings (including current Portion of long-term debt)(1)(2)	0	0
Long-term debt (excluding current portion)	0	0
Bonds payable	0	0
Stockholders' equity:		
Common stock(3)	2,082.9	60.4
Common stock held by a subsidiary	0	0
Convertible bonds applying for Conversion	1,570.6	45.6
Capital surplus	1,715.9	49.8
Legal reserve	386.1	11.2
Unappropriated earnings	541.2	15.7
Translation adjustments	187.2	5.4
Total	6,483.9	188.1
Total long-term debt, bonds payable and Stockholders' equity(4)	6,483.9	188.1

Notes:

(1) For additional information relating to Acer Sertek's current indebtedness, See Note 9 of Notes to Non-Consolidated Interim Financial Statements.

(2) NT Dollar amounts have been translated into US Dollar amounts at the rate of NT$34.47 = US$1.00.

(3) On June 30, 2001, Acer Sertek's authorized share capital consisted of 335,000,000 shares of NT$10 per share of which 208,287,000 shares had been issued. In July 2001, a total of 48,290,809 shares were issued by way of capitalization of retained earnings and capital surplus and of employees' bonuses, resulting in a total issued capital of 256,577,809 shares. The stock issuance was authorized by and registered with the governmental authorities.

(4) On June 30, 2001, Acer Sertek had guaranteed certain obligations of related entities amounting to NT$257,075,000 (US$ 7,457,935). See Note 14 of Notes to Non-Consolidated Interim Financial Statements.

SELECTED FINANCIAL DATA

Old Acer Inc.

The selected consolidated income statement data for the years ended December 31, 1998, 1999 and 2000, and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 set forth below are derived from Old Acer Inc.'s audited consolidated financial statements included in these Listing Particulars and should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto. The selected non-consolidated income statement data for the six-month periods ended June 30, 2000 and 2001 and the selected non-consolidated balance sheet data as of June 30, 2000 and 2001 set forth below are derived from audited interim non-consolidated financial statements of Old Acer Inc. included in this Listing Particulars. The selected financial data derived from Old Acer Inc.'s audited interim non-consolidated financial statements includes all adjustments, consisting only of normal recurring adjustments, necessary to fairly state this information in the opinion of management as set out in Old Acer Inc.'s audited interim non-consolidated financial statements at page F-94 onwards. The results of operations for the six-month periods ended June 30, 2000 and 2001 are not necessarily indicative of the results that may be expected for the full year. The consolidated and non-consolidated financial statements of Old. Acer Inc. are prepared and presented in accordance with ROC GAAP and reporting practices in the ROC. ROC GAAP differs in certain material respects from US GAAP. See "Summary of Differences Between ROC GAAP and US GAAP".

Old Acer Inc. produces annual consolidated and non-consolidated financial statements in English and Chinese, semi-annual non-consolidated financial statements in English and Chinese, and quarterly non consolidated financial statements in Chinese only.

	Consolidated						Non-Consolidated			
	Year ended December 31,						Year ended June 30,			
	1998	1998	1999	1999	2000	2000	2000	2000	2001	2001
	NT$	US$	NT$	US$	NT$	US$	NT$	US$	NT$	US$
Income Statement Data	(in millions, except per common share data)									
Revenue	169,660.0	5,267.3	181,331.3	5,765.7	157,482.2	4,760.6	55,462.1	1,799.6	36,043.7	1,045.7
Cost of operations	(149,383.5)	(4,637.8)	(160,664.7)	(5,108.6)	(142,063.8)	(4,294.6)	(50,717.0)	(1,645.6)	33,268.2	965.1
Gross profit	20,276.5	629.5	20,666.6	657.1	15,418.3	466.1	4,796.2	155.6	2,775.5	80.5
Operating expenses	(18,677.2)	49.7	(18,106.7)	(575.7)	(19,908.8)	(601.8)	(3,617.0)	(117.4)	(3,408.0)	(98.9)
Operating income	1,599.3	49.7	2,559.9	81.4	(4,490.5)	(135.7)	1,179.2	38.3	(632.5)	(18.3)
Non-operating income and gains	4,793.6	148.8	7,168.2	227.9	13,737.3	415.3	4,568.9	148.2	7,023.1	203.7
Non-operating expenses and loss	(4,776.8)	(148.3)	(2,108.0)	(67.0)	(3,593.1)	(108.6)	(394.0)	(12.8)	(5,231.4)	(151.8)
Income before income tax, minority interest and pre-acquisition loss	1,616.0	50.2	7,620.1	242.3	5,653.7	170.9	5,354.1	173.7	1,159.2	33.6
Income tax (expense) benefit	899.4	27.9	(196.9)	(6.3)	572.1	17.3	316.7	10.3	(342.6)	(9.9)
Minority interest in net loss (income)	(23.0)	0.7	(118.3)	(3.8)	376.8	11.4				
Pre-acquisition (gain) loss			4.1	0.1	175.7	5.3				
Net income	2,492.4	77.4	7,309.0	232.4	6,778.4	204.9	5,670.8	184.0	816.6	23.7

	Consolidated						Non-Consolidated			
	As of December 31,						As of June 30,			
	1998	1998	1999	1999	2000	2000	2000	2000	2001	2001
	NT$	US$	NT$	US$	NT$	US$	NT$	US$	NT$	US$
Balance Sheet Data (at period end):										
Total current assets	58,162.5	1,805.7	68,293.8	2,171.5	65,464.4	1,979.0	39,006.5	1,265.6	35,917.9	1,042.0
Long-term equity investments	23,894.3	741.8	25,245.2	802.7	39,349.1	1,189.5	46,372.2	1,504.6	39,822.3	1,155.3
Net property, plant and equipment(3)	14,384.2	446.6	15,553.0	494.5	21,757.0	657.7	8,554.8	277.6	9,065.2	263.0
Other assets(4)	9,972.4	309.6	7,743.6	246.2	5,148.4	155.6	6,250.8	202.8	5,976.7	173.4
Total assets	106,413.4	3,303.7	116,835.5	3,715.0	131,719.0	3,981.8	100,184.2	3,250.6	90,782.1	2,633.7
Total current liabilities	45,762.7	1,420.8	49,061.1	1,560.0	50,516.8	1,527.1	31,566.6	1,024.2	19,770.5	573.6
Long-term indebtedness(5)	10,689.1	331.9	5,320.9	169.2	15,794.7	477.5	3,055.4	99.1	6,137.5	178.1
Other liabilities	173.7	5.4	205.3	6.5	1,141.4	34.5	49.5	1.6	34.0	1.0
Total liabilities	56,625.6	1,758.0	54,587.3	1,735.7	67,452.9	2,039.1	34,671.5	1,125.0	25,942.0	752.6
Minority interest	3,058.3	94.9	2,261.1	71.9	1,027.3	31.1				
Stockholders' equity	46,729.5	1,450.8	59,987.2	1,907.4	63,238.8	1,911.7	65,512.7	2,125.7	64,840.0	1,881.1
Total stockholders' equity and minority interest	49,787.8	1,545.7	62,248.3	1,979.3	64,266.1	1,942.7				
Total liabilities, stockholders' equity and minority interest	106,413.4	3,303.7	116,835.5	3,715.0	131,719.0	3981.8	100,184.2	3,250.6	90,782.1	2,633.7

	Consolidated						Non-Consolidated			
	As of December 31,						As of June 30,			
	1998	1998	1999	1999	2000	2000	2000	2000	2001	2001
	NT$	US$	NT$	US$	NT$	US$	NT$	US$	NT$	US$
Per common share data:										
Net income per common share(6)	1.03	0.03	2.45	0.08	1.73	0.05	1.45	0.05	0.19	0.006
Stock dividend per common share(7)	2.50		1.5		2.5					

(1) All figures have been rounded to the nearest tenth of a million (except per common share data).

(2) NT Dollar amounts have been translated into US Dollars at the rate of NT$34.47= US$1.00, NT$30.82=US$1.00 for 2001H1 and 2000H1 respectively and NT$33.08= US$1.00, NT$31.45= US$1.00, NT$32.21= US$1.00 for year ended in 2000, 1999, and 1998 respectively which was the closing rate at the Bank of Taiwan on December 31 2000, 1999 and 1998 and 30 June 2000 and 2001 respectively.

(3) Equals property, plant and equipment less accumulated depreciation.

(4) Includes long-term receivables from related parties advanced payment for purchase of land, land held for development and deferred charges and other assets.

(5) Includes long-term debt (excluding current portion), long term payables to related parties and bonds payable.

(6) The net income per share data contained in the above table have been calculated by dividing the net income for the relevant period by the weighted-average number of shares outstanding during the relevant period excluding outstanding treasury shares held by a subsidiary of Acer Inc. The number of outstanding shares is retroactively adjusted for the increases in issued capital stock effected during the relevant period through distribution of stock dividends from unappropriated earnings and capital surplus. The outstanding convertible bonds, assuming full conversion to shares, have a dilutive effect on net income per share of less than 10%; such dilutive effect is therefore not separately disclosed.

(7) Since 1988, Old Acer Inc. has issued stock dividends to only holders of common shares at the relevant record date. Holder of common shares received as stock dividends the number of common shares equal to the NT Dollar value per common share of the declared dividend multiplied by the number of shares owned at the record date and divided by the par value of NT$10 per common share. See "Dividends". Fractions of common shares were not issued and any difference was paid in cash. The figures in the above table represent the stock dividends per common share paid in the relevant year.

SELECTED FINANCIAL DATA

Acer Sertek

The selected consolidated income statement data for the years ended December 31, 1998, 1999 and 2000, and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 set forth below are derived from Acer Sertek's audited consolidated financial statements included in this Listing Particulars and should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto. The selected non-consolidated income statement data for the six-month periods ended June 30, 2000 and 2001 and the selected non-consolidated balance sheet data as of June 30, 2000 and 2001 set forth below are derived from audited interim non-consolidated financial statements of Acer Sertek included in this Listing Particulars. The selected financial data derived from Acer Sertek's audited interim non-consolidated financial statements includes all adjustments, consisting only of normal recurring adjustments, necessary to fairly state this information in the opinion of management as set out in Acer Sertek's audited interim non-consolidated financial statement at page F-192 onwards. The results of operations for the six-month periods ended June 30, 2000 and 2001 are not necessarily indicative of the results that may be expected for the full year. The consolidated and non-consolidated financial statements of Acer Sertek are prepared and presented in accordance with ROC GAAP and reporting practices in the ROC. ROC GAAP differs in certain material respects from US GAAP. See "Summary of Differences Between ROC GAAP and US GAAP".

Acer Sertek produces annual consolidated and non-consolidated financial statements in English and Chinese, semi-annual non-consolidated financial statements in Chinese only, and quarterly non-consolidated financial statements in Chinese only.

	Consolidated						Non-Consolidated			
	Year ended December 31,						Year ended June 30,			
	1998	1998	1999	1999	2000	2000	2000	2000	2001	2001
	NT$	US$	NT$	US$	NT$	US$	NT$	US$	NT$	US$
	(in millions, except per common share data)									
Income Statement Data:										
Revenue	21,226.7	659.0	27,016.8	859.0	36,338.0	1,098.5	10,417.8	338.0	8,534.6	247.6
Cost of operations	(19,338.5)	(600.4)	(24,435.9)	(777.0)	(32,889.3)	(994.2)	(9,192.1)	298.3	(7,622.6)	(221.1)
Gross profit	1,888.2	58.6	2,580.9	82.1	3,446.4	104.2	1,227.1	39.8	912.1	26.5
Operating expenses	(1,586.4)	(49.3)	(1,811.4)	(57.6)	(2,300.8)	(69.6)	(737.3)	(23.9)	(707.1)	(20.5)
Operating income	301.8	9.4	769.6	24.5	1,145.6	34.6	489.8	15.9	204.9	5.9
Non-operating income and gains	135.5	4.2	110.9	3.5	300.3	9.1	159.8	5.2	208.8	6.1
Non-operating expenses and loss	(99.6)	(3.1)	(86.9)	(2.8)	(197.5)	(6.0)	(28.5)	(0.9)	(51.1)	(1.5)
Income before income tax, minority interest and pre-acquisition loss	337.6	10.5	793.5	25.2	1,248.4	37.7	621.1	20.2	362.7	10.5
Income tax (expense) benefit	(42.6)	(1.3)	(151.9)	(4.8)	(148.8)	(4.5)	(121.8)	(4.0)	(55.1)	(1.6)
Minority interest in net loss (income)	29.3	0.9	(17.1)	(2.3)	(130.9)	(4.0)				
Net income	324.3	10.1	570.6	18.1	968.7	29.3	499.4	16.2	307.6	8.9

	Consolidated						Non-Consolidated			
	As of December 31,						As of June 30,			
	1998	1998	1999	1999	2000	2000	2000	2000	2001	2001
	NT$	US$	NT$	US$	NT$	US$	NT$	US$	NT$	US$
Balance Sheet Data (at period end):										
Total current assets	6,093.5	189.2	8,226.9	261.6	10,565.8	319.4	5,695.9	184.8	6,138.5	178.1
Long-term equity investments	460.4	14.3	1,120.7	35.6	1,945.9	58.8	3,216.6	104.4	3,200.3	92.8
Net property, plant and equipment(3)	693.0	21.5	665.5	21.2	822.4	24.9	651.6	21.1	761.7	22.1
Other assets(4)	349.4	10.8	225.5	7.2	326.0	9.9	209.3	6.8	211.3	6.1
Total assets	7,596.3	235.8	10,238.6	325.6	13,660.1	412.9	9,773.4	317.1	10,311.7	299.1
Total current liabilities	3,978.4	123.5	5,964.6	189.7	5,731.9	173.3	4,862.5	157.8	3,317.8	96.3
Other liabilities	90.6	2.8	18.8	0.6	1,552.5	46.9	18.9	0.6	1,597.7	45.6
Minority interest	357.9	11.1	590.7	18.8	920.4	27.8				
Total liabilities	4,426.8	137.4	6,574.0	209.0	8,204.7	248.0	4,881.4	158.4	4,915.5	142.6
Stockholders' equity	3,169.5	98.4	3,664.6	116.5	5,455.4	164.9	4,892.0	158.7	5,396.1	156.5
Total liabilities, stockholders' equity and minority interest	7,596.3	235.8	10,238.6	325.6	13,660.1	412.9	9,773.4	317.1	10,311.7	299.1

	Consolidated						Non-Consolidated			
	As of December 31,						As of June 30,			
	1998	1998	1999	1999	2000	2000	2000	2000	2001	2001
	NT$	US$	NT$	US$	NT$	US$	NT$	US$	NT$	US$
Per common share data:										
Net income per common share(6)	2.02	0.06	3.00	0.95	4.67	0.14	1.96	0.06	1.20	0.035
Stock dividend per common Share(7)	2.0	0.06	1.0	0.03	1.5	0.045				

(1) All figures have been rounded to the nearest tenth of a million (except per common share data).

(2) NT Dollar amounts have been translated into US Dollars at the rate of NT$34.47= US$1.00, NT$30.82=US$1.00 for 2001H1 and 2000H1 respectively and NT$33.08= US$1.00, NT$31.45= US$1.00, NT$32.21= US$1.00 for year ended in 2000,1999, and 1998 respectively which was the closing rate at the Bank of Taiwan on December 31, 2000, 1999 and 1998 and 30 June 2000 and 2001 respectively.

(3) Equals property, plant and equipment less accumulated depreciation.

(4) Includes long-term receivables from related parties advanced payment for purchase of land, land held for development and deferred charges and other assets.

(5) Includes long-term debt (excluding current portion), long term payables to related parties and bonds payable.

(6) The net income per common share data contained in the above table have been calculated by dividing the net income for the relevant period by the weighted-average number of common shares outstanding during the relevant period. The number of outstanding common shares is retroactively adjusted for the increases in issued capital stock effected during the relevant period through distribution of stock dividends from unappropriated earnings and capital surplus. The outstanding convertible bonds, assuming full conversion to common shares, have a dilutive effect on net income per common share of less than 10%; such dilutive effect is therefore not separately disclosed.

(7) Since 1996, Acer Sertek has issued stock dividends to only holders of common shares at the relevant record date received as stock dividends the number of common shares equal to the NT Dollar value per common share of the declared dividend multiplied by the number of Shares owned at the record date and divided by the par value of NT$10 per common share. See "Dividends". Fractions of common shares were not issued and any difference was paid in cash. The figures in the above table represent the stock dividends per common share paid in the relevant year.

BUSINESS

Overview

The Acer Group designs, produces and markets a range of PC products, including desktop PCs, mobile PCs, servers, motherboards, add-on cards, e-Enabling products and other consumer electronics products such as Internet set-top-boxes and personal digital assistants, and certain PC components, both under its own brand name and on an original equipment manufacturing ("OEM") and original design manufacturing ("ODM") basis. Certain members of the Acer Group are involved in the design, manufacture and sale of PC-related peripherals and components, such as motherboards, monitors and flat panel displays, mobile phones, scanners and CD-ROM and DVD drives. Other members of the Acer Group distribute software products, develop technologies and intellectual property to provide Internet-related and other digital services and invest in new intellectual property and Internet ventures.

According to International Data Corporation ("IDC"), Old Acer Inc.'s brand name PC sales have grown at a compound annual growth rate of 42.2% from 2.8 million units (including desktop PCs and mobile PCs) sold in 1998, to 4.0 million units sold in 2000. Acer Group believes that the continued enhancement of its global brand image has contributed and will continue to contribute to the growth of its brand name PC business. For example, the Acer Group's Aspire PCs, known for their ease of use and streamlined design, enjoy significant popularity in Asia and Europe and as a result have contributed to the Acer Group's leading market positions in those regions. In May 1999, Old Acer Inc. was named the top PC brand in Asia in the "Super Brands" consumer survey conducted by Reader's Digest Magazine. Acer Group plans to focus its brand name PC business in key markets in Asia and Europe where it believes it enjoys competitive advantages over other global PC brands in terms of local market knowledge and comprehensive sales channels.

In addition to having a widely recognized PC brand name, Wistron Corporation ("Wistron"), the entity now responsible for Acer Group's manufacturing business, also manufactures PCs on an OEM/ODM basis. Acer Group's OEM/ODM sales have contributed significantly to its revenues in recent years. In 2000, Old Acer Inc. sold 2.4 million units of desktop PCs and motherboards, including partially-assembled PCs consisting of motherboards, casings and power supplies ("Barebone PCs"), and 1.7 million units of mobile PCs on an OEM/ODM basis, compared to 3.7 million units of desktop PCs and motherboards (including Barebone PCs) and 1.5 million units of mobile PCs sold in 1999. Acer Group believes that it enjoys several competitive advantages in its OEM/ODM business: (i) strong design capabilities developed from its brand name PC business; (ii) dedicated development centres for each of its major OEM/ODM customers; (iii) cost advantages through economies of scale; and (iv) global logistics capabilities from its brand name PC production and distribution network. Wistron is currently capable of fulfilling built-to-order ("BTO"), configuration-to-order ("CTO") and drop-shipment orders.

In light of the significant hardware and software requirements of the digital information age, Acer Inc. will introduce a new generation of e-business, termed MegaMicro e-Enabling services ("MegaMicro"), which entails the implementation of a Mega e-Infrastructure that integrates various horizontal application technologies to provide an array of Micro e-Services. (See "Strategy - Developing MegaMicro e-Enabling services")

Acer Group's sales, distribution and marketing of brand name products in Taiwan and the PRC are currently managed by Acer Sertek, and will be continued by Acer Inc. after the restructuring. In addition to operating its Acer branded business, Acer Inc. will be developing Internet-related services, distributing Semiconductor ("IC") components, and providing maintenance and system integration services.

The Acer Group is undergoing a corporate restructuring which involves the division and transfer of Old Acer Inc.'s manufacturing business to the newly established Wistron on February 28, 2002, and the merger of Old Acer Inc. with Acer Sertek ("the Merger") on March 27, 2002, with Old Acer Inc. being the extinguished corporation and Acer Sertek the surviving corporation. On the date of and as part of the Merger, Acer Sertek Incorporation will be renamed Acer Incorporated. Upon the Merger, Old Acer Inc.'s GDRs will be cancelled from the Official List of the UK Listing Authority, and will cease to be traded on the London Stock Exchange. New GDR programmes with terms substantially similar to the current Old Acer Inc GDR programmes will be established for Acer Inc., and GDRs representing the Shares of Acer Inc. will be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange.

Holders of Old Acer Inc. GDRs at the time of the effectiveness of the Merger will, subject to compliance with applicable laws, be entitled to receive promptly after the issuance of Acer Inc.'s Shares pursuant to the Merger (or the right to receive Acer Inc.'s Shares) to Citibank, N.A. ("Citibank"), as depositary for the Old Acer Inc. GDRs and the Acer Inc. GDRs, in exchange for the Old Acer Inc. GDRs a whole number of Acer Inc. GDRs representing the number of Acer Inc. Shares received (or to be received) by Citibank in respect of the Old Acer Inc. shares held in the Old Acer Inc. GDR programmes at the effective time of the Merger. Fractional entitlements to Acer Inc. GDRs will be sold and the net proceeds thereof will be remitted to the applicable holders of Acer Inc. GDRs. As all of the Old Acer Inc. GDRs are currently held in book-entry form through the facilities of The Depository Trust Company ("DTC"), Euroclear and Clearstream Banking S.A. ("Clearstream"), the delivery of Acer Inc. GDRs in exchange for Old Acer Inc. GDRs will be coordinated by Citibank with DTC, Euroclear and Clearstream promptly after the effective date of 27 March 2002 without the need for holders of Old Acer Inc. GDRs (or participants in DTC, Euroclear or Clearstream holding Old Acer Inc. GDRs on behalf of their clients at the time of the effectiveness of the Merger) to take any action. Following such exchange, the Old Acer Inc. GDRs will be cancelled and the deposit agreement, by and between Old Acer Inc., Citibank and the holders of the Old Acer Inc. GDRs, governing the terms of the Old Acer Inc. GDRs will be terminated.

Under the new ROC Enterprises Merger Law (the "Merger Law") and the Agreement and Plan of Merger dated October 30, 2001 between Old Acer Inc. and Acer Sertek, any shareholder who objects to a proposed merger or division has a right to request the company in which the shares are held, to buy-back those shares. In order to be effective, the shareholder must make that objection and request either in written form prior to, or orally at the shareholder's meeting approving the proposed merger or division. In Old Acer Inc.'s shareholder's meeting held on December 17, 2001 at which the Merger and the division of Wistron from Old Acer Inc. were approved, shareholders holding 106,428 shares (representing 0.0045% of voting shares) expressed their objections in respect of the division of Wistron. However, as at today's date, no shareholders have requested that Old Acer Inc. buy back their shares after the objections to the division were expressed. In relation to the Merger, there were no objections from the shareholders of Old Acer Inc., however one shareholder holding 1,012 shares of Acer Sertek objected to the Merger. Acer Sertek will buy back those shares in accordance with the Merger Law.

Old Acer Inc. confirmed the details of the Merger to Old Acer Inc. GDR Holders pursuant to a press release issued on the Regulatory News Services of the London Stock Exchange on 7 February 2002.

History

Old Acer Inc.

Prior to restructuring, Old Acer Inc. consisted of three major operations. The Acer Branded Operation ("ABO") marketed a range of PC products under the "Acer" brand name. The Design, Manufacture and Service ("DMS") operation constituted Acer Inc.'s OEM/ODM business; and the Holding & Investment Business ("HIB") operation was responsible for the investment decisions of Old Acer Inc.

According to Old Acer Inc.'s financial statements for the years ended 31 December 1996 to 2000, Old Acer Inc.'s non-consolidated revenue grew at a compound annual growth rate of 20.5%. Old Acer Inc.'s interim financial statement for the six months ended June 30, 2001 shows that Old Acer Inc. recorded non-consolidated revenues of NT$36.04 billion (US$1.05 billion) and net income of NT$0.82 billion (US$23.7 million), compared to NT$55.46 billion and NT$5.67 billion for the comparable prior year period.

Old Acer Inc.'s common shares were listed on the Taiwan Stock Exchange, and were suspended from listing on the Taiwan Stock Exchange on 21 March 2001 in anticipation of the Merger with Acer Sertek. Old Acer Inc.'s GDRs representing its common shares are currently listed on the Official List of the UK Listing Authority. Upon the Merger, such GDRs will be cancelled from the Official List of the UK Listing Authority, and will cease to be traded on the London Stock Exchange, while Acer Inc.'s GDRs representing the hares of Acer Inc. will be listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange. As at December 31, 2001, Old Acer Inc.'s market capitalization was NT$84 billion (US$2.4 billion).

Acer Sertek

Acer Sertek was the founding member of Acer Group in 1976. Its principal activities consist of managing Old Acer Inc.'s domestic brand name business and acting as a Taiwanese agent for leading brands of computer hardware, software and peripherals and Internet services. Acer Sertek established Taiwan's first and largest chain of specialty computer stores and now supplies products to approximately 400 affiliated eloha outlets and approximately 400 value-added resellers ("VARs") and dealers in Taiwan. In addition to "Acer" branded products, Acer Sertek also serves as a distribution agent of PC products, peripherals, components and software for a number of major companies in each sector.

According to Acer Sertek's financial statements for the years ended 31 December 1996 to 2000, Acer Sertek's non-consolidated revenue grew at a compound annual growth rate of 27.4%. Acer Sertek's interim financial statements for the six months ended June 30, 2001 shows that Acer Sertek recorded non-consolidated revenues of NT$8.5 billion (US$0.247.6 billion) and net income of NT$0.3 billion (US$8.9 million) compared to NT$10.4 billion and NT$0.5 billion for the comparable prior year period.

Acer Sertek's common shares have been listed on the Taiwan Stock Exchange since September 1996. As at December 31, 2001, Acer Sertek's market capitalization was NT$12.34 billion (US$0.35 billion) and it has 256,578,000 common shares in issue and listed on the Taiwan Stock Exchange.

Restructuring

As a key deployment of Acer Inc.'s reorganization efforts, on the effective day of February 28, 2002, Old Acer Inc. divided its DMS business from its Acer branded business, and transferred it to a newly established company, Wistron Corporation ("Wistron"). The value of assets so divided and transferred to Wistron amounted to NT$5,800 million. In exchange, Wistron issued 400 million common shares at NT$14.50 per share to Old Acer Inc. Wistron remains a wholly owned subsidiary of Old Acer Inc. after the division, although over time, Acer Inc. intends to gradually release its shareholdings in the company as Wistron's competitiveness elevates.

The division reinforces Old Acer Inc.'s efficiency and competitive edge by curing potential conflicts between its "Acer" branded business and its OEM/ODM business, as well as facilitating Old Acer Inc.'s proposed move away from manufacturing-based operations to a marketing and service-focused organization.

After the division and the Merger, Acer Inc. will concentrate on developing its e-Enabling services, its "Acer" branded business, and the global sale and distribution of IT products and services, as stated in Chapter 1, article 2 of Acer Inc.'s memorandum of association. As for the provision of "Acer" branded IT products, Acer Inc. will obtain its supplies from multiple sources, including but not limited to Wistron. Depending on factors such as product quality and purchase terms, Acer Inc. will be able to select from an array of suppliers (including Wistron), thereby enhancing its competitiveness.

Wistron dedicates its principal business to OEM, ODM, limited OEM system integration and the provision of related services. After the division, Wistron has multiple customers, including Acer Inc. (after its establishment) and some leading brands of US, European and Japanese PC manufacturers. Although Wistron has to compete with other suppliers in order to engage in businesses with Acer Inc., Wistron's competitiveness strengthens as the division from Old Acer Inc. gives Wistron the autonomy that it did not have as a DMS business unit in relation to deciding on its product line. It is planned that Acer Inc. and Wistron will be more focused on their individual fields, providing increased flexibility while nurturing mutually beneficial competition.

Wistron's principal products comprise of mobile PC, desktop PC and Internet appliances. Wistron will gradually withdraw its manufacturing facilities from Europe and the US, and will concentrate its manufacturing activities in Asian countries such as Taiwan, the PRC and especially, the Philippines. Actively investing in its upstream suppliers of desktop components will constitute a major part of Wistron's long term investment strategy.

Old Acer Inc. merges with Acer Sertek on the effective day of March 27, 2002 pursuant to the terms of the Agreement and Plan of Merger dated 30 October 2001 between Old Acer Inc. and Acer Sertek (the "Agreement and Plan of Merger"), with Acer Inc. being the extinguished corporation and Acer Sertek the surviving corporation (to be renamed with effect from the Merger, Acer Inc.).

Pursuant to the terms of the Agreement and Plan of Merger, Old Acer Inc. shareholders will receive one common share of Acer Inc. for every 2.5 common shares of Old Acer Inc. held. This share swap ratio may only be changed in accordance with the provisions of the Agreement and Plan of Merger. The Agreement and Plan of Merger provides that upon occurrence of of the following, the ratio may be adjusted by the chairmen of Old Acer Inc. and Acer Sertek, acting jointly under the authorization of each of their respective shareholders meeting, whereby the new shares issued by Acer Inc. for the merger shall then be adjusted accordingly:

a. a capital increase in cash, an issuance of convertible bond, and a distribution of dividend after the signature date of the Agreement and Plan of Merger;
b. the disposal of major assets of either Old Acer Inc. or Acer Sertek, as well as the carrying out of any corporate actions which have a significant impact on the financial results or business of either Old Acer Inc. or Acer Sertek, except as provided below:
    (i) any purchase and/or sale of assets or shareholdings, or the transfer or division of assets and debts on an arm's length basis and within the Acer Group carried out in accordance with relevant laws;
    (ii) any merger, acquisition or division pursuant to the ROC Merger Law.
c. the occurrence of a significant event or matter that affects shareholders' rights and privileges or stock price in either Acer Sertek or Old Acer Inc.; or
d. the arising of matters due to change of law or regulations, or relating to the discretion of the governing authority which renders the adjustment of share swap ratio necessary.

Any actual change of the ratio to be made by both parties' chairmen pursuant to the preceding conditions shall be ratified by both parties' boards of directors through a prior resolution or a ratification resolution approved after such a change has taken place.

Holders of Old Acer Inc. GDRs at the time of the effectiveness of the Merger will be entitled to receive a whole number of Acer Inc. GDRs representing the number of Acer Inc. Shares received (or to be received) by Citibank as depositary in respect of the Old Acer Inc. shares held in the Old Acer Inc. GDR programs at the effective time of the Merger. Fractional entitlements to Acer Inc. GDRs will be sold and the net proceeds thereof will be remitted to the applicable holders of Acer Inc. GDRs. The Acer Inc. GDRs in exchange for Old Acer Inc. GDRs will be delivered without the need for holders of Old Acer Inc. GDRs to take any action.

The Merger is for the purpose of building up synergy through elevation of efficiency and competitive edge, expanding business scale, integrating corporate group resources with its future business model, and transforming the Acer Group from a product-oriented PC manufacturer into a customer-orientated IT services and marketing-based solutions provider.

Acer Inc. will consist of five major divisions. In terms of principal products and services, Acer Inc.'s core business will comprise of the "Acer" branded IT products operation, and the e-Enabling services operation. Two geographically identified operations, namely the International operation and the Greater China Region operation will be responsible for the sale, distribution, service and support of Acer Inc.'s principal products and services. The fifth operation, the Holding and Investment Business (HIB), is established to support Acer Inc.'s core endeavours through strategic divestments and investments, consolidations, mergers and acquisitions of e-Enabling service-related resources.

According to the IDC (2001) forecasts, the PC annual growth rate for the world would have been - 1.6% in 2001 and 23.8% and 15.7% for the years 2002 and 2003; and the PC annual growth rate for the Asia Pacific Region (excluding Japan) would have been 10.5% in 2001 and 19.0% and 22.6% for the years 2002 and 2003 respectively. This demonstrates that for the Taiwan IT industry and the associated demand for distributions and services, there is still potential for development. The expected growth will cause significant pressure on prices. However, Acer Inc. will possess the structure and resource of a large scale corporation, and the mobility and agility of a small entity to react to the industry development. This is evidenced by the fact that in continuing the business of Acer Sertek, Acer Inc. will have thousands of franchise stores, which distribute "Acer" branded products, as well as many international suppliers. Within Taiwan, Acer Inc. will have the most extensive technical services capabilities, as demonstrated by its ability to execute a repair service in under two hours.

Acer Inc. will also control Acer Market Services Ltd. ("Acer Market Services"), the entity responsible for the sales and service of the Acer Group's products in the PRC. Established in 1992, Acer Market Services is based in Hong Kong and has seven branch offices in Beijing, Shanghai, Guangzhou, Wuhan, Chengdu, Xian and Shenyang. Acer Market Services has approximately 180 employees in its offices in China and maintains a distribution network of approximately 700 local dealers. Acer Market Services operates two uniload assembly facilities located in Beijing and Zhongshan. Acer Market Services enjoys rapid growth in market share in the PRC PC market. In year 2000, Acer Market Services ranked tenth and fourth in the PRC desktop PC and mobile PC markets, respectively, and is expected to grow rapidly over the next years.

In addition, Acer Inc. will develop Internet-related services targeted toward the global Chinese community, such as interactive games, on-line shopping, news database and e-mail services. Acer Group is currently developing relevant security and identification systems, search engines and other technology for the Internet through joint ventures.

According to Merger Law, after the resolution for a division or merger is passed, the companies must separately notify, as well as publicly notify, each of their creditors of the merger or division, and give the creditors at least thirty days to make any objections to the merger or division. In the merger of Old Acer Inc. and Acer Sertek, and the division of Wistron from Old Acer Inc., no such objection has been communicated to any of the companies as at the date of these Listing Particulars.

According to the Merger Law, after a merger, all rights and obligations of the extinguished company will be assumed by the surviving company, including but not limited to all pending legal proceedings and arbitrations to which the extinguished company is a party. In the merger of Old Acer Inc. and Acer Sertek, all of Old Acer Inc.'s rights and obligations are transferred to, and assumed in whole by Acer Sertek.

The Merger Law gives the surviving company in a merger, or the newly set up company in a division, a benefit to assume, and to continue to enjoy any tax incentives attached to the merged or divided entity, to the extent permitted by law. Hence Wistron may continue to enjoy the tax incentives accrued and attached to the manufacturing operation of Old Acer Inc., while Acer Inc. may continue to enjoy the tax incentives accrued and attached to Acer Old Inc.'s "Acer" branded operation and Holding and Investment Business. In addition, in relation to any transfer of land in a merger or division, the extinguished company need not pay the incremental tax in the land. Rather, the tax is recorded under the name of the surviving company, and is payable only upon the occurrence of any further transfers.

With respect to the restructuring and Merger, Old Acer Inc., Acer Sertek and Wistron have observed all the prevailing ROC laws and regulations governing mergers and divisions, and thus enjoy the rights and benefits attached therewith.

There has been no significant change in the financial or trading position, and no material adverse change in the financial position or prospects of Old Acer Inc. and its consolidated subsidiaries since 30 June 2001, the date to which its last published audited financial statements were prepared.

Other than the disposal of certain shares in Acer Marketing Services in April 2001 (see "Recent Developments"), there has been no significant change in the financial or trading position, and no material adverse change in the financial position or prospects of Acer Sertek and its consolidated subsidiaries since 30 June 2001, the date to which its last published audited financial statements were prepared.

Recent Development

Acer Market Services. Acer Sertek's wholly owned subsidiary, Acer Sertek (H.K.) Ltd. (50.1%) together with, AII Holding Corporation ("AIIH") (21.58%) and Acer Computer International. Ltd ("ACI") (28.32%) owned 100% of Acer Market Services. In April, 2001, Acer Sertek (H.K.) Ltd., disposed of 0.2% of its shareholding in Acer Market Services to ACI, causing the total shareholding of AIIH and ACI (two wholly owned subsidiaries of Old Acer Inc.) in Acer Market Services to increase from 49.9% to 50.1%. In August, 2001, AIIH and ACI further sold all their respective shareholding in Acer Market Services to Acer Holdings International Ltd., another wholly owned subsidiary of Old Acer Inc. The decrease in Acer Sertek (H.K.) Ltd's Acer Market Services shareholding from 50.1% to 49.9% will cause Acer Market Services to be excluded from Acer Sertek's 2001 annual consolidated financial statements. Acer Market Services's total assets and revenue constituted 10.29% and 16.69% of Acer Sertek's total assets and revenue respectively for the year ended December 31, 2000.

Third and Fourth Quarter 2001 Results. For the three months ended December 31, 2001, Old Acer Inc.'s turnover exceeded its turnover in the third quarter, which was NT$14.2 billion. The improvement can be explained by the combination of a number of factors. Firstly, the fourth quarter constitutes the more favourable phase of market seasonality. Secondly, the introduction of new technologies such as Windows XP and i845 DDR have boosted the consumption of associated PC products. Finally, new and increased orders in Old Acer Inc.'s OEM/ODM business as well as the strong performance of the European market have all contributed to Old Acer Inc.'s improvement.

Acer Sertek's turnover in the fourth quarter are similar to that in the previous quarter, despite the obvious surge in performance in December, 2001 - the "IT month", when large-scale IT exhibitions and promotional activities were conducted. Compared to the results in 2000, the turnover achieved are similar. In 2001, Acer Sertek's turnover was supported by many successful government bids, of which the significant sales volume makes up for the characteristic low gross margin.

Fire Damage. On May 13, 2001, a fire broke out in the building complex in which Acer Group's world headquarter is situated. The complex is comprised of four individual buildings, and as Old Acer Inc. and Acer's Sertek are located in the one building that was not affected by the fire, they incurred no damage whatsoever. However, the fire did affect some of Old Acer Inc.'s subsidiary companies including AOpen, HiTrust, Servex, Pivotal and Apacer, which are housed in the three fire stricken buildings. Old Acer Inc.'s losses following payment out of insurance policies came to NT$40,000,000 (US$1.16 million), resulting from its investments in the fire-afflicted companies. This amount will represent an insignificant expense in terms of Old Acer Inc.'s overall results for the year.

Strategy

Acer Group's strategies consist of the following:

Maintaining Acer Inc.'s competitive edge in the Acer Branded Business and emphasizing the Asian and European markets

Acer Inc. believes that its position as a leader in the brand name PC business is critical to its overall success. Acer Inc. is confident that it currently commands a strong brand image and a leading position in the brand name PC business in many regional and country markets. Acer Inc. plans to continue maintaining its competitive edge through (i) attractive designs; (ii) provision of attentive sales advice and after-sale services; (iii) extensive local market knowledge; (iv) affordable technology through "Acer" branded products; and (v) comprehensive sales channels. In particular, Acer Inc. plans to emphasize its brand name business in Asia and Europe, where Old Acer Inc. has achieved significant success in certain key regional markets, and scale down its brand name operations in the United States, Canada and Latin America, where severe pricing pressure has affected Old Acer Inc., as well as its competitors adversely.

Developing MegaMicro e-Enabling services

Acer Inc. plans to introduce a new generation of e-business, termed MegaMicro e-Enabling services ("MegaMicro"), which entails the implementation of a Mega e-Infrastructure that integrates various horizontal application technologies to provide an array of Micro e-Services.

MegaMicro integrates the IT equipment, networks, management platforms, application software, and maintenance required to back up the e-services used by businesses. To implement the basic infrastructure for MegaMicro service, Old Acer Inc. has constructed an e-Enabling data centre ("eDC"), which is an information management centre which conforms to the most stringent safety requirements, guarding against earthquake, flood, fire, theft, and electromagnetic wave. Through the eDC infrastructure construction and the MegaMicro hardware that will be installed at the customer's end, Acer Inc. will be able to provide its customers with various on-line services such as end-to-end monitoring services, real time software update services, and proactive operation management and maintenance, etc. For larger corporations such as financial institutions or small to medium enterprises, Micro e-Services can provide further services including exclusive corporate email system, hacking detection and prevention system, data sharing and backup facility, system stability and safety enhancement service. MegaMicro will enhance its customers' competitiveness in the e-business era.

MegaMicro is different from general e-business models in that MegaMicro offers scalable and affordable products, services and solutions to both individuals and small-to-medium enterprises, rather than the typically expensive tailor-made solutions to large corporations. Acer Inc's unique MegaMicro services, extensive IT know-how and business strategies well position it as a comprehensive "Micro" e-services and e-solutions provider via its robust and sophisticated "Mega" e-infrastructure, which integrates all cutting-edge information and communications technologies. For users, these services mean minimum risks and costs, but with maximum value, efficiency and productivity.

Acer Inc. will offer innovative products bundled with preferred Micro e-services, fortifying their value-added and service capabilities. Acer Inc. foresees that its PC, notebook, server, and PDA lines will be positively differentiated from those of its competitors.

Acer Inc. plans to invest up to US$1 billion in MegaMicro over the next three years, and align with local and international telecom companies, independent software vendors ("ISVs"), and other technology companies to deliver e-Enabling solutions first throughout Hong Kong, the ROC and the PRC (the "Greater China Region"), and then to other regions of the world. The US$1 billion investment fund for MegaMicro will be generated from Acer Inc. divesting shareholders in non-core businesses, its investment income, operating income and retained profits.

Investing in the lottery business

Lottery Technology Service Corp. ("Lottery") was established with a capital of NT$500 million in a joint venture effort between Old Acer Inc. and G-Tech Corporation ("G-Tech"), the largest computer lottery system provider in the world. Lottery introduced a national lottery system into Taiwan and began operation in January 2002. Out of Lottery's total shareholdings, Acer Group holds 54% (with Acer Sertek directly holding 30.75%), and G-Tech holds 46%.

G-Tech is responsible for the provision of system software and hardware, Acer CyberCenter Services Ltd. is responsible for data storage and management through its eDC, and Pagic.net is responsible for network maintenance and management.

As of 2002, an addition to Acer Sertek's business operation will entail the provision of repair and maintenance service and support to the 8,000 to 10,000 betting machines located nationally.

Divesting shareholdings in non-core business

In order to facilitate the reorganization and restructuring process, Old Acer Inc. is gradually divesting its shareholdings in businesses that are remote to Acer Inc.'s proposed core business operation and concentrating on applying its funds to the development of, and investments that are in line with, Acer Inc.'s future business model. Investments in subsidiaries and affiliates committed to the manufacturing business will gradually dilute over time, as reciprocal cash inflow will be channelled towards investments related to Acer Inc.'s e-Enabling services. For instance, in 2000, Old Acer Inc. and its subsidiaries disposed of part of their shareholdings in AOpen Inc., Apacer Technology Inc., Taiwan Cellular Corporation, Acer Laboratories Inc., Benq Corporation, AMBIT Microsystems Corp., and TSMC. Acer Inc. will continue to implement this new investment strategy.

Delisting of Overseas Subsidiaries

In 2000, Old Acer Inc. purchased all of the shareholdings in Acer Computer International Ltd. ("ACI"), increased its shareholdings in Acer Computer Latino America S.A. de C.V. ("ACLA") to 88.2%. Old Acer Inc. then delisted ACI and ACLA from the Stock Exchange of Singapore and the Mexican Stock Exchange, respectively. The delistings are part of the process of streamlining Acer Inc.'s investment portfolio pursuant to its modified investment strategy, as outlined above (see "Business - Principal Members of the Acer Group and Other Old Acer Inc. Invested Companies - Acer Computer International, and Acer Computer Latino America S.A. de C.V.").

Merger of TSMC-Acer into TSMC

In June 2000, TSMC-Acer Semiconductor Manufacturing Inc. ("TSMC-Acer") merged into the world's largest foundry company, Taiwan Semiconductor Manufacturing Corporation Ltd ("TSMC"). The shares originally held by Old Acer Inc. in TSMC-Acer were converted into 156,448,628 TSMC shares, representing 1.34% of TSMC's total shareholdings (see "Principal Members of the Acer Group and Other Old Acer Inc. Invested Companies - TSMC-Acer Semiconductor Manufacturing Inc.").

Five in One Business Alliance

Acer Inc.'s e-business strategy involves fresh alliances of Old Acer Inc. and Acer Sertek with three of Acer Inc.'s subsidiaries, namely, Acer Internet, Pagic.net and Acer CyberCenter Services. The subsidiaries' principal business operations involve, respectively, the development of eDC, telecommunications and e-ticketing, all of which are integral to enhancing Acer Inc.'s core competence in e-Enabling services. The five in one business alliance gives Acer Inc. control over corporate resources necessary for laying the foundation to the development of its core businesses.

Acer CM Changes Company Name to Benq

In December 2001, Acer Communications & Multimedia ("Acer CM"), a subsidiary of Old Acer Inc. in which Old Acer Inc. currently has a 23.07% shareholdings, changed its company name to Benq Corporation ("Benq"). Benq now markets and distributes its products globally as an independent Benq brand.

Old Acer Inc. customers' rights will be fully protected after the change, as Benq continues to provide after-sales service for previous Acer-branded products.

Benq's core business is in the manufacturing, assembly, sale and distribution of computer peripherals, communications products and digital life devices including mobile phones, plasma displays, optical storage and imaging products, while Acer Inc.'s core business is in the assembly, sales and distribution of IT products and e-Enabling services.

Both Acer Inc. and Benq demand individual brand personalities in their own markets. Benq's brand characteristics emphasize its capability to use technology to bring entertainment and quality of life to users. On the other hand, Acer Inc. will seek to communicate innovation, reliability and affordability. In the past, the adoption of the "Acer" brand across a whole spectrum of products tended to muddle the identity of the brand. As part of the restructuring and reorganization process, the change will deliver clarity and consistency to customers in identifying products with particular brands.

The transition was not an abrupt one that would undermine Benq's competitiveness, as Benq would continue to utilize, and to expand the sales channels that it had developed when it was still Acer CM. The transition will enable Benq to make independent marketing decisions and to channel its resources towards the promotion of the Benq brand, which identifies with its particular products as distinct from Acer Inc.'s products and services.

Old Acer Inc. diluted its shareholding in Benq from 29.22% to 25.6% on January 18, 2002, and further to 23.07% on January 28, 2002 through the sale of GDRs. This is congruent with Old Acer Inc.'s effort of streamlining its investment portfolio pursuant to its modified investment strategy, as outlined above.

Formation of Strategic Partnerships

IBM. In June 1999, Old Acer Inc. and certain subsidiaries announced a seven-year procurement and technology alliance with IBM whereby Old Acer Inc. will purchase products such as hard disk drives, microelectronics and display technology from IBM for integration into the Old Acer Inc.'s servers, mobile and desktop PCs. IBM in turn will purchase computer displays from Benq for resale to its customers and will jointly develop with the Old Acer Inc. system-on-a-chip implementations using IBM's PowerPC embedded controllers and microprocessors for information applications for Internet appliances and pervasive computing devices.

Palm. In June 2001, Old Acer Inc. licensed the Palm OS operating system for the period ending in 2005. On October 18, 2001, Old Acer Inc. used the Palm OS to deliver its first "Acer" Mobile Device, the Acer s10 handheld, the world's first Chinese-native Palm OS PDA, incorporating exciting features such as audio recording, MP3 playback, and dual Memory Stick and versatile connector expansion capabilities. With this move, Old Acer Inc. and Palm further expand the industry's leading handheld platform opportunities to a new population of customers and developers in Asia Pacific Region and China. The Acer Group and Palm plan to work to deliver other local language versions of the Palm OS platform for customers in the Asia Pacific Region and China.

Organization of the Acer Group

Before Restructuring

Old Acer Inc. reorganized itself in 2000 into six business units: Acer InfoSystems Group, The Acer Communications & Multimedia Group, Acer Sertek Service Group, Acer Digital Services Group, Acer SoftCapital Group and miscellaneous business units ("XBUs").

The Acer InfoSystems Group, (the "AIG Group") was responsible for the development, manufacturing and distribution of Acer Group's PC products. It included Old Acer Inc.'s business units which were responsible for research and development, global manufacturing for both brand name and OEM/ODM PC products, sales and distribution for products sold on an OEM/ODM basis, the development of product specification and pricing and global sales and marketing strategies for Old Acer Inc.'s brand name PC products. This group included Old Acer Inc., Acer America Corporation ("Acer America"), Acer Computer International Ltd. ("ACI"), Acer Computec Latino America, S.A. de C.V. ("ACLA") and Acer European Holdings, N.V. ("Acer Europe").

The Acer Communications & Multimedia Group, headed by Acer Communications & Multimedia Inc., was responsible for the development, production and distribution of Old Acer Inc.'s PC peripheral products such as monitors, LCD panels, CD-ROM drives, scanners, keyboards and mobile phone handsets. Acer Display Technologies Inc., which merged with Unipac Optoelectronics Corp, and is currently named AU Optronics Corporation, was also a member of this group.

The Acer Sertek Services Group was headed by Acer Sertek and was responsible for Old Acer Inc.'s local activities in Taiwan and the PRC, including developing Internet-related services and distributing leading brands of computer hardware, software and peripherals in Taiwan. Acer Market Services, responsible for Old Acer Inc.'s activities in the PRC, was also a member of this group.

Acer Digital Services Group ("ADSG") was formed in 1999. ADSG's goal was to be the leading regional Internet and digital services provider in Greater China and the rest of Asia. This group focused on five product lines ranging from entertainment, education, e-commerce and portals to Internet-related services and technology. Content and services include online shopping, music, games, e-cards, ticketing, job searches and news.

Acer SoftCapital Group ("SoftCapital") was formed in 1999 and sought to invest in new Internet-related ventures and to provide investment management experience and financial service expertise to such ventures to enhance their probability of success.

The XBUs consisted of existing and new business ventures which Old Acer Inc. believed were complementary to its core PC business, including Acer TWP Corporation ("TWP"), AOpen Incorporated ("AOpen"), AMBIT Microsystems Corp. ("AMBIT"), Acer Laboratories, Inc. ("Acer Labs") and Acer Property Development Inc. ("APDI"). The products and services provided or to be provided by the XBUs include software, technology-oriented publishing, high-technology trading, IT products manufacturing and property development.

After Restructuring

After the proposed restructuring, Acer Group's business will be divided into three major categories: Acer Inc. will concentrate on developing its e-Enabling services, its Acer branded business, and the global sale and distribution of IT products and services. Wistron will dedicate its principal business to OEM, ODM, limited OEM system integration and the provision of related services. The manufacturing, assembly, sale and distribution of computer peripherals, communications products and digital life devices including mobile phones, plasma displays, optical storage and imaging products will be managed by Benq (see "Restructuring").

Principal Products and Service

Sales, Distribution and Marketing

Acer Inc. will operate the "Acer" brand name business and manage the distribution network for "Acer" branded products. Acer Inc. will also act as an agent for leading brands of computer hardware, software and peripherals ("IT Products"), IC components, and Internet services in its domestic markets. In addition to selling various products, Acer Inc. will provide system integration services to meet customers' needs. Acer Sertek currently carries out these functions.

The following table sets forth, for the periods indicated, the percentage of Acer Sertek's non-consolidated revenue accounted for by each of its principal product types before merger.

Products	Year Ended December 31, 1998	1999	2000	Nine Months Ended September 30, 2000	2001
IC Components	52.31%	43.6%	42.48%	26.77%	45.58%
IT Products	43.02%	51.46%	52.94%	60.30%	49.86%
Software and services	4.04%	4.09%	3.81%	12.11%	4.01%
Others	0.62%	0.86%	0.77%	0.82%	0.56%
	100.0%	100.0%	100.0%	100.0%	100.0 %

Main Products

IT Products

In 2000, "Acer" branded products accounted for 73% of Acer Sertek's total sales amount of IT products. The percentage is expected to remain similar after the Merger. "Acer" branded products are grouped into the following categories: desktop PCs, mobile PCs , server PCs and software.

Desktop PC

The Acer Group designs, produces and markets a range of desktop PCs, in both completed and sub assembled formats, for sale in Taiwan and for distribution to the regional production facilities where final configuration, assembly and preparation for sale are conducted. Acer Inc. plans to continue marketing value-added PC models and the relative configurations and pricing of "Acer" branded desktop PC models will depend on, among other factors, market demands.

The desktop PCs sold by the Acer Group are based, except for a small portion of OEM/ODM sales, on IBM's open-architecture design and Intel's Pentium IV and Celeron microprocessors (or comparable microprocessors manufactured by AMD and other major central processing unit ("CPU") manufacturers) and operate on industry standard operating systems such as Windows XP, Windows Me, Windows 2000, Windows NT, Linux and Unix. Acer Inc. expects sales of Intel CPU-based PCs to continue to account for the majority of sales in the future.

Old Acer Inc. currently markets its brand name desktop PCs in the AcerPower, Aspire and Veriton series. Each series consists of a number of different models. The models and series are differentiated by various features such as the CPU type and clock speed, the standard size and expandability of RAM memory, cache memory and ROM, the availability and extent of expansion bus, the nature of the graphics accelerator, the qualities of the I/O connectivity, the storage space, dimensions, security features, the existence of PCMCIA add-on card slots and the capacity to support various monitors. Models and series are also substantially differentiated by available features, market segment price and, in certain cases, geographic location.

The AcerPower and Veriton series are targeted primarily at business customers. The AcerPower and Veriton models are equipped with more advanced features and are more suited for use in commercial environments. The Aspire series is targeted at home use that is reliable, simple to set up, and powerful enough for demanding applications and graphics, and is designed to fit attractively into the home environment for ease of use. The Aspire series is equipped with multimedia features such as sound cards, DVD-ROM drives, speakers and microphone, and audio and facsimile interfaces. Acer Inc. plans to target first-time family users with a new line of competitively priced Aspire PCs which feature on-screen set-up support and interactive tutorials.

Mobile PC

Acer Group designs, produces and markets mobile, or notebook, PCs, in both complete and sub-assembled formats, for sale in Taiwan and distribution to the regional manufacturing facilities and assembly sites where final configuration, assembly and preparation for sale is conducted. Acer Group's mobile PCs are similar to its desktop PCs in terms of architecture style, CPU compatibility and operating systems (where applicable). Acer Group currently markets its brand name mobile PCs under the TravelMate and Aspire brand name.

The TravelMate series is designed for personal or business use. This series features Intel's Pentium III & IV and Celeron processors, CD-ROM/DVD/CD-RW drives, active matrix LCD screens, optional removable hard disk drives and docking stations. TravelMate takes full advantage of the most advanced technologies like magnesium alloy casings, advanced power management systems and friendly ergonomics, meeting every portable computing challenge from the smallest minis to powerful desktop replacements. Acer Group launched its sales and marketing of mobile Aspire series in January, 2002. Consistent with the desktop Aspire series' strategy, the new series is targeted at home use.

Acer Group also equips advanced value-added features for its mobile PCs such as wireless Internet access and fingerprint security technology.

Server PCs

Acer Sertek markets its server PCs under the AcerAltos product series, comprising sub-entry and entry level servers for small- to medium-size networks, mid-range servers for medium- to large-sized networks and high-end servers for large networks and managing enterprise gateways. The AcerAltos series features options such as hot-plug disk, hot-plug redundant switching power supply, high-capacity digital audio tape and cartridge tape drives, CD-ROM drives and special memory options for enhanced data integrity. Altos family of servers is one such innovation which delivers dependability, flexibility, and low cost ownership for every size of network environment. AcerAltos servers operate on industry standard operating systems such as Novell NetWare, Microsoft Windows NT Server, Windows 2000, SCO Unix, Red Hat Linux and Unixware. To help AcerAltos users better manage their servers and networks, Acer Sertek markets software solutions such as Acer Server Manager and Remote Diagnostic Manager. Acer Inc. will continue the marketing business of Acer Sertek after the Merger.

IC Components Business

Acer Sertek is one of the leading distribution agents of Intel. Distinguished from Intel's direct sales market, which aims at domestic first tier motherboard manufacturers, Acer Sertek, along with two other local distribution agents, World Peace Industrial and Synnex, equally shares the secondary market of Intel IC components. Acer Inc. aims to, and expects to, continue to fill the market position currently occupied by Acer Sertek.

Acer Sertek distributes all its IC components through direct sales to manufacturer customers. Acer Sertek's "Field Application Engineer"(FAE) team (18 people) provides follow up technical support to their IC customers after sales. Acer Inc. will continue to perform these distribution and services functions.

In order to narrow down business lines and to be more focused on "Acer" Branded business in the future, Acer Inc. intends to continuously expand its IC components business but may eventually divide such business into other entities.

System Integration

One of Acer Inc.'s core business operations that will traverse both the products and services arena, is system integration, which involves the combination of software and hardware in the production process resulting in the emergence of a bundled product attached with value-added services, all tailored to the needs and specifications of Acer Inc.'s customers.

Distribution Network

Acer Sertek acts as a Taiwanese agent for "Acer" Branded IT products as well as leading brands of IT products, such as Hewlett-Packard. Generally, Acer Sertek conducts its IT products sale and distribution business in two ways, either selling directly to final consumers, who in most instances are large corporate customers, government and quasi-government entities, or through retail selling. Traditionally, the direct selling market accounts for 40% of the total sales amount of IT products. The percentage of direct selling market grew from 40% in year 2000 to 55% in year 2001 due to Acer Sertek's active involvement in governmental procurement cases and the worldwide slowdown experienced in the retail market. Acer Inc. will continue the sale and distribution business of Acer Sertek, as well as acting as a Taiwanese agent for leading brands of IT products.

"Acer" branded products are primarily marketed through a network of distributors, a network of value added resellers ("VARs") as well as through retail and mass merchandising channels. In the U.S., Canada and Taiwan, telemarketing teams support direct sales as well as render assistance to distributors. "Acer" branded name products accounted for 73% of Acer Sertek's total IT Products sales revenue in 2000.

The Acer Group markets "Acer" branded IT products through a network of authorized wholesale distributors (including both independent distributors and companies affiliated with the Acer Group) serving retail dealers in over 100 countries.

Retail Network

In Taiwan, Acer Group supplies "Acer" branded IT products to eloha, a retail chain of over 400 franchised stores selling products manufactured by the Acer Group and third party products imported and distributed by the Acer Group. eloha is the sole retail outlet for the Acer Group's products in Taiwan (although products are also available through distributors and VARs). In certain other regions, the Acer Group also distributes "Acer" branded IT products directly through retail chains.

In the United States, Acer Group has recently focused its desktop and mobile PC sales towards small and medium-size business customers rather than retail consumers and de-emphasized its efforts to sell desktop PCs through retailers in favour of direct selling efforts through telemarketing or via the Internet. In Europe and Asia, Acer Group continues to promote its "Acer" branded PCs by targeting both businesses and retail consumers due to strong "Acer" brand name recognition in those regions.

VARs

In addition to the network of distributors, the Acer Group maintains a network of VARs, which develop specific applications for, and otherwise add value to, the computer products being sold.

Direct Sales

Acer Inc. and other members of the Acer Group will make direct sales to large corporate customers and government and quasi-government entities through a team of account officers. Acer America makes direct sales of the Group's brand products to customers in response to telephone and Internet inquiries.

Sales and Support

In transforming "Acer" from a hardware driven brand to a service-oriented brand, Acer Inc. will leverage the brand equity built in its IT products by providing MegaMicro e-Enabling e-services. Acer Inc.'s mission is to reshape itself as a global brand, not just of IT goods, but of e-services as well. The e-enabler direction will first be implemented in Taiwan, and gradually introduced to other markets once the business model is refined.

Acer Group's local offices provide sales and support services to distributors, VARs and retail channels, and also handle direct sales to large corporate accounts. Its branding marketing activities include advertising in computer and business publications, making periodic direct mailings to existing and prospective customers, participating at trade shows, publishing computer-related books, and other direct forms of advertising. Acer Group also provides promotional material to dealers and retail channels.

Acer Group provides support and warranty repair to its customers through full-service computer dealers, and its sales and support offices. Acer Group offers its customers a number of services and support programs, including various warranties on its PC products and, in the U.S., Canada and selected European countries, telephone and Internet technical support for Acer products at no additional charge to the customers. Acer Group also provides on-site support and warranty repairs.

Manufacturing

Main Products

Following the division and transfer of Old Acer Inc.'s DMS business to Wistron, Acer Group's manufacturing operation is continued by Wistron. Wistron's products are grouped into the following categories: desktop PCs, mobile PCs, servers, motherboards, add-on cards and information appliances ("IA"). Wistron also produces partially assembled desktops PCs, commonly referred to as "Barebone PCs", consisting of motherboards, casings and power supplies. Wistron distributes products both under the "Acer" brand name and on an OEM/ODM basis.

Before division and merger, the percentage of Old Acer Inc.'s consolidated revenue accounted for by its OEM/ODM products was 45.1%, 53.6% and 38.7% in 1998, 1999 and 2000, respectively. In aggregate, Old Acer Inc.'s top five customers accounted for approximately 48.6% of Old Acer Inc.'s non-consolidated revenue in 2001.

The following table sets forth, for the periods indicated, the percentage of Old Acer Inc.'s non-consolidated revenue accounted for by each of its principal product types before the division of the manufacturing business to Wistron and the Merger.

	Year Ended December 31,			Nine Months Ended September 30,	
Products	1998	1999	2000	2000	2001
Notebook PCs	24.9%	49.6%	60.4%	50.9%	61.4%
Motherboards(1)	16.2%(3)	7.5%	5.2%	6.8%	5.2%
Servers and desktop PCs(2)	18.9%	15.1%	11.6%	16.7%	5.3%
Add-on cards	2.6%(3)	1.3%	0.7%	0.6%	0.7%
CD-ROM drives	0.4%(3)	0%	0%	0%	0%
Others	37.0%(3)	26.5%	22.2%	24.9%	23.4%
	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Includes motherboards shipped to regional assembly facilities for final assembly into desktop PCs.
(2) Includes desktops PCs assembled at regional assembly facilities in the Netherlands, where typically the motherboards and other components are deemed to be held on consignment from Acer Inc. until after assembly into desktop PCs.
(3) Excludes motherboards, add-on cards and CD-ROMs produced by AOpen Inc. which, until the third quarter of 1998, were included in the non-consolidated production numbers for Old Acer Inc.

Desktop PCs

Since 1997, consumers have purchased increasing numbers of low-priced models of desktop PCs and mobile PCs. Such low-priced models lack the most advanced technological features found in high-end models but offer an adequate environment for personal computing, Internet and multimedia applications. Wistron, as well as other major PC manufacturers in the world, have marketed low-priced PC models in response to such consumer preference, which typically incorporate lower cost microprocessors such as Intel's Celeron processors.

As a pioneer in LCD PC and home PC technology, and a key supplier of commercial desktop PCs to the industry, Wistron continues to focus on the development of better ergonomics, ease-of-use, and best value solutions for all PC users. One product that emerges is Aspir, a home PC that is reliable, simple to set up, and powerful enough for demanding applications and graphics.

Mobile PCs

In addition to producing brand name mobile PCs, Wistron also designs and produces notebook PCs in cooperation with customers on an OEM/ODM basis. Wistron expects its Acer brand and OEM/ODM sales to develop in tandem since it intends to encourage both areas of business in order to continue to enjoy the benefits of such development, particularly economies of scale from bulk purchasing, technological cooperation with customers and information on customer demand trends (see "Sales, Distribution and Marketing"). Apart from the "Acer" brand, Wistron currently designs and produces mobile PCs on an OEM/ODM basis primarily for US and Japanese PC brand name customers.

Wistron's leadership in mobile technologies such as battery life, reliability, and ergonomics is now extending into security, wireless communications, and Tablet PCs. Creative, award-winning products have made Wistron one of the top suppliers of mobile PCs worldwide.

One of the most successful brand name mobile PCs manufactured by Wistron is TravelMate mobile PCs. TravelMate takes full advantage of the most advanced technologies like magnesium alloy casings, advanced power management systems and friendly ergonomics, meeting every portable computing challenge from the smallest minis to powerful desktop replacements.

Server PCs

Server management solutions plus high quality, scalable, and reliable platforms have made Wistron's servers the workhorse of choice for IT installations around the world. World-class design and innovation continue to set the pace in our drive for providing better value and solutions for server and storage customers. Altos family of servers is one such innovation, which delivers dependability, flexibility, and low cost ownership for every size of network environment.

Motherboards

Wistron designs, produces desktop PC motherboards. Wistron's motherboard products are sold primarily on an OEM or ODM basis, while similar motherboard products are designed, produced and marketed by AOpen Inc. ("AOpen"). AOpen became a separate legal entity from Old Acer Inc. in December 1996, and the Old Acer Inc. maintains a 41.26% stake in AOpen as at June 30, 2001.

Wistron currently produces several series of motherboards, which are differentiated by the type of CPU used. Wistron currently features motherboards supporting Pentium and AMD series processors. Within each series, the various models of motherboards are further differentiated by the chipset platform.

Add-on Cards

Wistron designs, produces and markets sound cards, LAN cards, PCMCIA cards, video cards and communications cards which are sold separately as well as with Acer's PCs. Wistron's video card products include MPEG Cards, 3-D graphics/video cards and PCI graphics and video accelerators. Wistron's sound card products feature surround audio cards. Wistron's communications card products include LAN cards, Ethernet cards, ISDN switches, fax/modems and audio fax/modem/speaker phones. Wistron's add-on cards are sold primarily under the "Acer" brand name, while similar add-on card products are designed, produced and marketed by AOpen.

Information Appliances ("IA")

As a leading supplier, Wistron's IA products and personal, business, and entertainment devices have continued to capture the imagination and push the edge for a digital lifestyle. With its strong product development team, Wistron has a full range of IA products, including Slim Linux PDA, Palm PDA, Pocket PC, Tablet PC, Web Pad, STB, VoIP Phone, etc. Slim and light designs with special emphasis on mobility, mobile data products are Wistron's main stream of IA technology.

The PDA, equipped with Linux, Win CE or Palm OS, with built-in Chinese interface encompassing both Traditional and Simplified Characters, is perfect for the Greater China Region market. GSM or GPRS modules provide wireless access to the Internet, and the PDA also functions as a digital telephone. PIM functions include: Calendar, Address Book, To Do List, Notes, and others that can be synchronized with users' PCs.

Additionally, Wistron's mobile data products, such as Pocket PC, Tablet PC, and Web Pad, are designed for mobility with wireless Internet access, perfectly suited to mobile users' needs.

OEM/ODM Sales

In addition to marketing its products under the "Acer" brand name through its distribution network, Wistron is a leading OEM/ODM supplier of PC products.

ODM differs from OEM in that the production process typically undertaken by Wistron commences only after an initial design stage in which Wistron collaborates with the technical and marketing personnel of its OEM/ODM customers. The Wistron OEM/ODM customers consist principally of major multinational office automation and computer companies. Wistron has sold, and plans to sell in the future, products to its OEM/ODM customers on a turnkey basis.

Wistron also is developing its "configuration-to-order" capabilities whereby final assembly of a product takes place upon receiving the customers' orders and in accordance with customized specifications. "Configuration-to-order" is made possible by the standardization and modularity of the components incorporated in the Acer Group's products.

Facilities

The Acer Group currently operates manufacturing and testing facilities located in Taiwan, Malaysia, the PRC, the Philippines, Mexico and Great Britain and uniload assembly sites worldwide.

Manufacturing Facilities

The following table sets forth certain information relating to certain existing manufacturing and testing facilities of Old Acer Inc. and its subsidiaries including the number of employees employed and the types of products produced at each facility.

Location	Floor Space (in thousands of square meters)(1)	Approximate Number of Employees(2)	Products
Old Acer Inc.			
Hsinchu, Taiwan(4)	64.5	1,524	Motherboards, components and consumer Products, Mobile PCs
Subic Bay, the Philippines	122.5	2,224	Motherboards, add-on cards and housing, Mobile PCs
Zhongshan, PRC	93.7	147	Motherboards, housing, components and consumer products
Ciudad Juarez, Mexico	22.1	531	Motherboards, housing, components and consumer products
Aopen Inc.			
Longtan, Taoyuan, Taiwan	7.4	364	Motherboards, CD-ROMs, VGA cards and sound card
Benq Corporation			
Shanying, Taoyuan, ROC	40.8	1,486	Manufacture of display and imaging products
Jiandong, Taoyuan, ROC	51.3	899	Manufacture of communication products
Shi-Shan, PRC	51.7	758	Manufacture of imaging products
Ho-Shan, PRC	112.6	4,578	Manufacture of CRT monitors and storage products
Mexicali, Mexico	19.2	110	Manufacture of CRT monitors
AU Optronics Corp			
Hsinchu, ROC	108.4	4,015	Manufacture of TFT-LCD panels and research and development of PDPs
Longtan, ROC	196.5	3,100	Manufacture of TFT-LCD panels
Daxon Technology, Inc.			
Jiandong, Taoyuan, ROC	18.7	312	Manufacture of CD-RW discs
Darfon			
Gueishan, Taoyuan, ROC	13.5	361	Manufacture of ceramic components
Tainan, ROC	17.1	756	Manufacture of ceramic components
Suzhou, PRC	34.5	1,739	Manufacture of keyboards and coil components
Benq Technologies Sdn. Bhd			
Penang, Malaysia	52.3	2,301	Manufacture of CRT monitors and CD-ROM and CD-RW drives
AMBIT Microsystems Corp.(3)			
Hsinchu, ROC	21.8	1,425	LAN/analog modems, ADSL modems, inverters, converters
Tucheng, ROC	22.1	278	LAN/analog modems, ADSL modems, inverters, converters
Zhongshan, PRC	21.7	880	analog modems, ADSL modems, inverters, RFPA products
Hsinchu, Taiwan	6.9	113	Core logic ICs, DVD controller Ics

(1) Represents the floor area of the manufacturing facility and not the total size of the land leased or owned at the relevant site.
(2) As at December 31, 2001.
(3) Indicates the entity responsible for the facility. Title to the relevant facility may be vested in another company within Acer Group.
(4) Acer Group's manufacturing facilities in Hsinchu are located in the Hsinchu Science-Based Industrial Park.

Old Acer Inc. owns and operates three main manufacturing facilities, located in the Hsinchu Science-Based Industrial Park in Taiwan (the "Hsinchu Facility"), in Subic Bay in the Philippines (the "Subic Bay Facility") and in Zhongshan in Guangdong Province, PRC (the "Zhongshan Facility"). Following the division of Wistron from Old Acer Inc., Wistron will take over Old Acer Inc.'s manufacturing facilities. Wistron also plans to launch a production of portable IT products in a leased plant located in Kunshan, PRC as of the first quarter in 2002.

The Hsinchu Facility is Old Acer Inc.'s principal manufacturing facility and has been in operation since 1984. The facility, which houses five Surface Mount Technology ("SMT") production lines, is leased from the Government of the ROC on a 20-year lease (which commenced in November 1986). In 2000, Old Acer Inc.'s desktop PC production was 2.4 million units (including desktop PCs, motherboards and Barebone PCs) and its mobile PC production was 1.7 million units.

The Subic Bay Facility was opened in June 1995 as part of an industrial development zone in the Philippines. The Government of the Philippines leases the facility to Wistron Infocomm (Philippines) Corporation. ("WIP"), a wholly owned subsidiary of Old Acer Inc., on a 10-year lease which commenced in May 1995. The principal products produced at the Subic Bay Facility are mobile PCs and motherboards. WIP currently operates seven SMT production lines and fourteen assembly lines for the production of mobile PCs and motherboards. In 2000, Old Acer Inc. produced 0.66 million units of mobile PCs and 0.46 million units of motherboards at the Subic Bay Facility. Old Acer Inc. commenced construction of additional manufacturing facilities at the Subic Bay Facility in July 1996; the first phase of construction was completed in September 1997 and the second phase of the construction was completed in 1999.

The Zhongshan Facility was opened in December of 1999 and is designed to be Old Acer Inc.'s largest production site worldwide. This facility currently operates six SMT production lines for motherboards, one SMT production line for add-on cards and three assembly lines for CD-ROMs. The principal products produced at the Zhongshan Facility are motherboards and CD-ROMs. The production of Zhongshan Facility was 367,200 motherboards per month and 280,800 units of CD-ROM per month in 2001. Old Acer Inc. leased this facility from the Guangdong Provincial Government on a 50-year lease which commenced in July 1999. The lease was transferred to Wistron upon the division of Wistron from Old Acer Inc.

Uniload sites

Apart from manufacturing facilities, Old Acer Inc. currently operates uniload assembly sites worldwide. The following table sets forth certain information relating to certain of the Group's existing uniload assembly sites, including the number of employees employed in each facility.

Location	Floor Space (in thousands of square meters)(1)	Approximate Number of Employees(2)
Singapore	509	14
India	230	10
Australia	1,100	25
Dubai	650	14

Aspire Park

Through Acer Property Development Inc. ("Acer Property"), Old Acer Inc. is currently constructing Aspire Park located in Longtan, Taoyuan, Taiwan, an integrated industrial and residential complex which features a residential community, high-technology manufacturing facilities, educational facilities, research and development centres, parks and approximately 140 acres of nature conservation sanctuaries, sports facilities and other support facilities. The multi-functional industrial park aims to incorporate high-tech industry, leisure and learning into the daily life of its inhabitants.

Construction commenced at Aspire Park in July 1997. When completed in 2007, Aspire Park is expected to occupy a total area of approximately 425 acres with room to accommodate more than 100 enterprises with more than 15,000 employees. The Aspire Learning Complex, the park, the service facilities, and part of the recreational facilities were completed in July 1999. Aspire Park is designed to provide dormitory space and training facilities to members of the Acer Group, Acer Group's joint venture partners and certain of Acer Group's customers and suppliers. Condominiums in Aspire Village, the residential community in Aspire Park, will be offered for sale when completed, primarily to employees of the Acer Group. Three of Acer Group's subsidiaries have established their operation within Aspire Park, namely Acer CyberCenter Services, AOpen and AU Optronics.

Supply

Sales, Distribution and Marketing

Acer Group has central control over its procurement policies on key components including hard disk drives, CPU, CD-ROM/DVD, DRAM and add-on cards, and operating system software. Acer Group acquires all necessary PC key components globally and sells to its OEM manufacturers worldwide.

Mobile PCs and IA products are outsourced to OEM suppliers, from Acer Group's regional warehouse or other OEM suppliers and the finished products are then directly transported to Acer Group's consumers upon placement of orders. Due to the inherent size of Desktop PCs and Server PCs, Acer Group adopts local solutions to its sales, distribution and marketing policy in relation to those products. For example, regional offices in Pan America, Europe and PRC outsource to local manufacturers, while those in Australia and some Asian countries conduct their own assembly operations due to the limited size of the local market.

Manufacturing

Wistron's procurement policies are dictated by the intensely competitive nature of the PC industry, particularly the need for constant technological development of products and components, short product life cycles, pressure on prices and intense competition. Typically, Wistron sources power supplies and PCBs domestically, CPUs from the United States and LCD panels from Japan, Korea and Taiwan. Wistron obtains disk drives, DRAMs and CD-ROM drives from the United States, Japan, Korea and Taiwan.

Generally, in selecting suppliers, Wistron considers the capacity, technological and logistic capabilities of suppliers as well as prices. From time to time, Wistron has used single sources for certain of its supplies and components. However, Wistron generally adopts a flexible procurement policy and constantly monitors performance. It endeavours to develop long-term relationships with its suppliers and to maintain multiple sources where price, availability and technology allow. Wistron occasionally suffers from being unable to obtain all its desired requirements for certain components due to industry-wide shortages, for example DRAM and LCD panels. Wistron attempts to mitigate these risks by working closely with key suppliers on product plans and by seeking alternate suppliers, inventories and coordinated product introductions.

Like other participants in the PC industry, Wistron ordinarily acquires materials and components through purchase orders typically covering Wistron's requirements for short periods. However, Wistron has also signed long-term supply agreements with certain suppliers. Wistron endeavors to maintain a flexible policy in order to balance the need for a ready supply of key components and the benefits of bulk purchasing and long-term relationships with the possibility of inventory obsolescence due to technological advances and price sensitivity of certain components over short time periods, for example CPUs and hard disk drives. Supplier lead times are also important.

All of Wistron's desktop PCs and mobile PCs are sold with Microsoft operating systems, which Wistron is required to license from Microsoft Corporation or its designees. The various products offered by Microsoft are currently the only commercially viable operating systems available for desktop and mobile computer systems built according to the PC standard.

The Wistron group believes that it enjoys good relationships with its major suppliers and that because of Acer's established position in the PC industry, it is an important customer for many of its suppliers.

Research and Development

Sales, Distribution and Marketing

Acer Inc.'s research and development operation will function at three levels. Firstly, the provision of product specifications to Acer's ODM/OEM suppliers will require the active involvement and contribution of its research and development operation, although the level of involvement will depend on the level at which Acer Inc. will transact with its ODM/OEM suppliers. Secondly, the research and development operation will be integral to Acer Inc.'s conducting of its certification process, in terms of verifying the quality and overall standard of Acer Inc.'s ODM/OEM suppliers and their products. Finally, one of the core functions of Acer Inc.'s research and development operation will be to explore new frontiers, and to establish future directions for Acer Inc.'s products and services. The major areas of focus currently involve the development of e-solution, wireless and smart card technologies.

Manufacturing

Due to the rapid pace of advances in PC technology, Old Acer Inc.'s success has depended on the timely introduction of new products with competitive prices and up-to-date features. Old Acer Inc.'s research and development efforts has focused on the design and development of new products and the enhancement of existing products, as well as the addition of design features, that increased manufacturing efficiency and lower production costs. In 2000, 1999 and 1998, Old Acer Inc.'s consolidated research and development expenses were NT$3,198.7 million (US$96.7 million), NT$2,545.8 million and NT$3,400.6 million, respectively, representing 2%, 1.4% and 2.0% of the consolidated revenue for those periods, respectively.

Old Acer Inc. believes its existing relationships with major software and hardware developers has assisted it in bringing new technologies to the marketplace. Working with these developers in both compatibility testing and software support and certification programs has allowed Old Acer Inc. to introduce products which incorporate current software and hardware technology.

Old Acer Inc. has been committed to the establishment of industry standards and actively participates in their development. Since 1991, Old Acer Inc.'s PC products have complied with the U.S. Environmental Protection Agency's Energy Star standards for power management and energy efficiency. Old Acer Inc. incorporated several of the PC industry's more current technologies in its product lines. Technical expertise has been an important factor in its development of new products. Old Acer Inc.'s engineering staffs uses CAD techniques which assist in the development of new products and enable faster adaptation of PCB layouts for the manufacturing process. Old Acer Inc.'s PCs contain Acer System BIOS, a firmware/software developed by Old Acer Inc. engineers and contractors.

Quality Control

Quality and reliability are among the primary objectives in the development, design and manufacture of Acer Group's products. New products and their manufacturing processes are designed concurrently to the extent practicable. Products undergo quality inspection and testing procedures throughout the manufacturing and assembly processes both at Acer Group's outsourcing production facilities and at local uniload assembly or local outsourcing uniload assembly facilities. Such procedures include IC Testing, failure analysis programs, out-of-box audit programs (which consist of diagnostic, software and early-life reliability tests) and other programs designed for process measurement and improvement, reduction of manufacturing costs, maintenance of on-time delivery, increasing in-process yields and improving product-field reliability.

The majority of Acer Group's outsourcing production facilities have been certified as meeting the ISO 9001 or 9002 quality standards set by the International Standards Organization. Acer Group's main manufacturer, Wistron, has been certified as meeting TL9000 quality standards with respects to its design, development, and manufacturing of mobile PC in OEM, ODM, and CEM. In addition, Wistron's Hsinchu and Subic Bay plants have been certified as meeting the ISO-14001 environmental protection standards. The ISO is an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes. The certification process involves subjecting Wistron's outsourcing production process and its quality management systems to semi-annual reviews and observation for various periods. ISO certification is required by certain European countries in connection with sales of industrial products in such countries. Such certification also provides independent verification to Acer Group's customers as to the quality control in Acer Group's outsourcing production and assembly processes.

Acer Group's outsourcing system vendor also performs quality control procedures for components purchased. Such procedures include testing engineering paradigms on samples and large batches, receiving vendor testing reports and testing to ensure compatibility with other components and products. Acer Group also works with its outsourcing system vendors on designs for new components.

Competition

The IT industry is highly competitive with many U.S., Japanese and other international companies competing for market share. The market continues to be characterized by the frequent introduction of new products and services, short product life cycles, continuous improvement in product price and performance characteristics, price sensitivity on the part of customers, the rapidly changing consumer demand patterns and a large number of competitors. The principal elements of competition are product performance, price, quality and reliability, marketing and distribution capability, service and support, and corporate reputation. While Acer Inc. believes that its products and services compete favourably in these areas, Acer Group could be adversely affected if its competitors introduce innovative or technologically superior products or services or offer their products and services at significantly lower prices than Acer Group. No assurance can be given that Acer Group will have the financial resources, marketing and service capabilities, or technological knowledge to continue to compete successfully.

Intellectual Property

Old Acer Inc.

Old Acer Inc.'s intellectual property protection system is administered by Old Acer Inc.'s legal department based in Taiwan. As at November 30, 2001, such department has 19 employees. After the Merger, the same legal department will continue the administration of Acer Inc. intellectual property protection system.

Old Acer Inc. patent application strategy has shifted from maximizing the number of patents to maximizing the commercial value represented by such patents. Formerly, Old Acer Inc. applied for patents mainly in the ROC, Japan, the United States and the industrialized countries of Europe, Old Acer Inc. recently has included other countries such as those in Southeast Asia and East Asia, particularly the PRC. Acer Group plans to concentrate its patent applications in the ROC, the United States and the PRC, whilst reducing the number of its patent applications in Japan and Germany.

As at November 30, 2001, Old Acer Inc. held 311 patents and had 358 patent applications pending worldwide. Among such patents and applications, Old Acer Inc. held 83 patents and had 251 patent applications pending outside the ROC, and held 228 patents and had 107 patent applications pending in the ROC. All the patents held by Old Acer Inc. will be transferred to and held by Acer Inc. after the Merger. Old Acer Inc. promotes, and Acer Inc. will continue to promote the production of patents by its employees through a reward system.

According to Old Acer Inc.'s division plan, all intellectual property developed, owned by, or licensed to Old Acer Inc. prior to the division, to the extent permitted by applicable law, shall be jointly owned by Old Acer Inc. and Wistron after division. Except for its own research and development, Old Acer Inc's business partly relies upon cross-license and licenses of intellectual properties of third parties. As such, Old Acer Inc. has, from time to time, entered into cross-licensing agreements with other companies holding patents for technology used in Old Acer Inc.'s products in return for patents for technology held by Old Acer Inc. Old Acer Inc. has patent cross-licenses with major computer and semiconductor companies and copyright licenses from major software companies. Old Acer Inc. has also licensed certain of its patents for use by a number of PC or PC-related manufacturers in the ROC. Old Acer Inc. has technology cooperation agreements with companies such as, Lucent Technologies Inc., and its OEM/ODM customers.

Old Acer Inc. owns a significant number of copyrights worldwide, which are enforceable without registration in the ROC and other Berne Convention member countries. Such copyrights are primarily for software/firmware control programs, but also for various instructional and educational materials.

Old Acer Inc. has major trademarks, which are registered in over 100 countries as well as a large number of minor trademarks also registered throughout the world. Such major trademarks include "Acer", "TRAVELMATE", "VERITON", "MEGAMICRO", "Altos" and "Aspire". It is the Acer Group's general policy to vigorously protect its major trademarks.

Acer Sertek

As at November 30, 2001, Acer Sertek held 14 patents registered in the ROC, Hong Kong, Singapore, Malaysia and the PRC.

Acer Sertek has major trademarks which are registered in certain Asian countries such as Korea, Hong Kong, PRC, Japan and the ROC. Such major trademarks include "eloha", "Sertek" and "DCS". It is the Acer Group's general policy to vigorously protect its major trademarks.

Acer Inc.

Upon the merger, all intellectual properties under the names of Old Acer Inc. and Acer Sertek will be transferred to Acer Inc. Adopting the same policy as Old Acer Inc. and Acer Sertek, Acer Inc. requires its employees to sign an employment agreement, which prohibits the disclosure of any of its trade secrets and also prohibits prospective employees from bringing other companies' trade secrets to Acer Inc.

Environmental Matters

The Acer Group does not use chlorofluorocarbons ("CFCs") in its manufacturing operations and undertakes ongoing environmental programs, including energy efficiency, recycling, design for environment, waste reduction and environmental auditing. To date, compliance with laws enacted for protection of the environment has not had a material effect on Acer Group's capital expenditures, earnings or competitive position. Acer Group cannot predict whether compliance with environmental laws in the future will have a material adverse effect on Acer Group.

Legal Proceedings

Neither Acer Sertek nor any of its consolidated subsidiaries is involved in legal or arbitration proceedings which may have, or have had in the last twelve months, a significant effect on Acer Sertek or the financial position of the Acer Sertek group as a whole, nor are any such proceedings, to Acer Sertek's knowledge, pending or threatened.

Neither Old Acer Inc. nor any of its consolidated subsidiaries is involved in legal or arbitration proceedings which may have, or have had in the last twelve months, a significant effect on Old Acer Inc. or the financial position of the Old Acer Inc. group as a whole, nor are any such proceedings, to Old Acer Inc.'s knowledge, pending or threatened.

On October 24, 1997, Hakan Lans, a Swedish citizen, filed a patent infringement action in the United States Federal District Court for the District of Columbia against Acer America and certain other PC manufacturers in the U.S. The patent covered by such claim relates to VGA monitor-display technology. The action by Hakan Lans, in his individual capacity, was dismissed in November 1999. The lawsuit was refiled in essentially the same form by Uniboard Aktiebolag, a company controlled by Mr. Lans. The action was then settled by virtue of the agreement taking effect on September 12, 2001, under which Uniboard Aktiebolag and Mr Lans expressly and completely waived and released any right or benefit which they may have had against Acer America, and in return, relieved themselves of potential liability for the attorney's fees and costs incurred by Acer America in defending the earlier action that was dismissed in November 1999. In the future, there exists a risk that Acer Group's products may infringe protected technology, and that Acer Group may be enjoined from further infringements, and be required to pay damages (see "Risk Factors - Intellectual Property Rights").

In 1999, the Lemelson Foundation filed a patent infringement lawsuit in U.S. district court in the State of Arizona in which it named 88 defendants, (including Acer America). The plaintiff claims the defendants have allegedly infringed on its patents relating to machine vision, and bar-code scanning technologies. The defendants named in the complaint include, among others, Lucent Technologies, Inc., Cisco Systems, Inc., Sun Microsystems, Inc., Cypress Semiconductor, Seagate Technology, Inc., Qualcomm, Inc., and Eastman Kodak Company. The plaintiff has not claimed any specific amount of damages. The defendants, including Acer America, dispute the claims and are pursuing a vigorous defense of the action. Acer America answered the complaint in December 1999. As at November 30, 2001, Acer America is at the discovery stage of the action.

In 1999, Lernout & Hauspie Speech Products N.V., a Belgium company, filed a debt collection claim of US$378,227 in Taiwan. The plaintiff has claimed royalty and engineering fees arising from Acer Sertek's breach of a software agreement entered into in 1996. Acer Sertek paid the claimed engineering fee of US$6,445 in full. The District Court rendered a jugement of US$187,500 and a 7% annual interest in the plaintiff's favour. Acer Sertek appealed this judgement in September, 2001. Acer Sertek's defense is that that the software in dispute does not fulfil the specification stated in the software license agreement. In any event, the total claim amount constitutes only approximately 0.006% of Acer Sertek's revenue in 2000.

In 2001, Elonex Plc., an UK company, filed a patent infringement lawsuit in U.S. Federal Court in the State of Delaware. The plaintiff claims the defendants (including Old Acer Inc., Acer America, Benq and Benq (USA)) have allegedly infringed its patents relating to power management devises on display monitors. The defendants named in the complaint include, among others, Compaq, Apple, Dell, Gateway, NEC, LG Electronics and other Taiwan companies. As at November 30, 2001, the case is in the discovery stage.

Acer Sertek is appealing to a ruling of the ROC Ministry of Finance against Acer Sertek for a shortfall of income tax (NT$11,003,000) paid in 1996. Acer Sertek has already paid the amount in dispute in advance, therefore, even if Acer Sertek loses in the appeal, there will be no material effect to its financial position.

Insurance

Acer Sertek, Old Acer Inc. and other members of the Group maintain insurance policies in respect of their production facilities and inventories (including goods in transit) covering losses due to fire, lightning, explosion, earthquake, flood, burglary and certain other contingencies, including operations and product liability insurance, marine insurance and inland transportation insurance. Significant damage to any of Acer Group's production facilities and buildings or interruptions of power supplies, whether as a result of earthquake, fire or other causes, would have a material adverse effect on Acer Group's results of operations.

In 2001, Old Acer Inc. and Acer Sertek spent an aggregate of approximately NT$237.4 million and $9,427,670 respectively, in maintaining insurance policies to cover Old Acer Inc, Acer Sertek and some of their subsidiaries. Neither Old Acer Inc. nor Acer Sertek have business interruption insurance. Such amount includes the insurance premium of Old Acer Inc.'s and Acer Sertek's employee benefit-related policies.

Employees

Acer Inc. intends to retain all employees from Old Acer Inc. (except manpower transferred to Wistron upon division) after the Merger. According to the Merger Law, at lease thirty days prior to the Merger record date, written notices containing the offering terms and conditions of employment must be given to employees whom the surviving company wishes to retain post merger. Employees who have been so notified must respond to the notice within ten days of receiving the notice, either accepting or rejecting the employment offers. In the event of the surviving company opting not to retain an employee, or an employee rejecting an employment offer, the extinguished company shall terminate the employment agreement between it and the employee, and pay the employee pension or severance fee to which the employee is entitled under the law. In the merger of Old Acer Inc. and Acer Sertek, Old Acer Inc. has issued all such notices to the employees according to the law.

Upon the Merger, the retirement account of Old Acer Inc.'s pension plan will be allocated to Acer Inc.'s pension account. Acer Inc. will continue to adopt and implement the pension plan, the profit sharing and stock bonus program currently adopted by Acer Sertek, in accordance with ROC laws and regulations and Acer Inc.'s articles of association.

Old Acer Inc.

As at June 30, 2001, Old Acer Inc. had 3,715 employees in Taiwan, among whom 1,275, 243, 673 and 1,524 were employed in research and development, sales and marketing, administrative and manufacturing capacities, respectively. The average employment period for Old Acer Inc.'s employees as at December 31, 2000 was approximately 3.6 years. As at December, 2001, Old Acer Inc. had approximately 34,750 employees worldwide.

Old Acer Inc. employee numbers (only Taiwan) for the three years beginning in 1998 are as follows:

Year	**1998**	**1999**	**2000**
Employee no.	4,783	5,323	3,863

Old Acer Inc.'s success is dependent in large part on its ability to attract, retain, train and motivate highly qualified and dedicated operational, technical and management personnel. Through its General Manager Development Program, Old Acer Inc. trains potential senior management for the Group. In 2000, the turnover rate for Old Acer Inc.'s employees was approximately 7%, and the turnover rate for Old Acer Inc.'s research and development staff was approximately 3%.

Of the 3,715 employees employed by Old Acer Inc. as at June, 2001 in Taiwan, 90 (approximately 2.4%) were foreign workers, hired generally for a duration of two years. The employment of alien manual workers at Old Acer Inc.'s facilities requires the approval of the ROC government on a case-by-case basis under the Employment Services Act of 1992.

Old Acer Inc. has a profit sharing program for its full-time employees. Under Old Acer Inc.'s Articles of Incorporation, between 5.0% and 10.0% of any net earnings (after deduction of the legal reserve, special surplus reserve, taxes and provision for losses incurred in prior years) must be allocated as a special bonus to employees and another 1% may be allocated as remuneration for directors and supervisors (see "Description of Share Capital"). Old Acer Inc.'s policy has been to capitalize such bonuses and issue common shares to employees as a reduction of retained earnings. See "Dividends". Old Acer Inc. has established equity-based employee incentive plans for certain employees of its American and European subsidiaries, which Acer Inc. will continue and may also establish additional plans in the future. However, there can be no assurance that such measure will prevent the loss of key personnel in the future.

Old Acer Inc. maintains a pension plan for its employees in accordance with the ROC Labour Standards Law of 1984 (the "Labour Law"). Pursuant to the ROC's Rules for the Allocation and Management of Employees' Retirement Fund (the "Rules"), Old Acer Inc. has an obligation to contribute on a monthly basis between 2% and 15% of an employee's total monthly wage payment to the retirement fund of Old Acer Inc.'s pension plan. With the regulatory authorities' approval, Old Acer Inc. temporarily ceased making allocations to the pension fund between April 2001 and December 2001, as it had achieved a prescribed level of contribution. However, Old Acer Inc. has resumed the allocation as of January 2002. The applicable rate of contribution under the Rules is determined by taking into account the seniority of employees, the wage structure, the employee turnover rate during the preceding five years, the number of employees that will retire over the succeeding five years and the amount of funds that were in Old Acer Inc.'s retirement account prior to the effectiveness of the Rules. The contribution rate used by Old Acer Inc., determined in accordance with the Rules and approved by the relevant government authorities, was 2% in 1998, 1999, 2000 and the nine months ended September 30, 2001. As at December 31, 2000, the retirement funds of Old Acer Inc. had approximately NT$594 million deposited in the name of the Old Acer Inc. Employees' Retirement Fund Committee with The Central Trust of the ROC. See "Summary of Differences Between ROC GAAP and US GAAP" for a description of certain differences between accounting for pensions under ROC GAAP and US GAAP. Actual payment of pension or retirement benefits under the Labour Law and Old Acer Inc.'s retirement benefits plan is financed by such pension fund, and any insufficiency is funded by Old Acer Inc. Old Acer Inc. also provides its employees with benefits other than wages and bonuses, such as subsidized housing, food and transportation to work. According to the newly promulgated ROC Merger Law, the amount of pension fund allocated by the extinguished company in a merger, after deducting the payment of retirement or severance fee of those unemployed employees, may be carried over to the surviving company and be deposited in the surviving company's pension fund account.

Old Acer Inc.'s employees are not covered by any collective bargaining agreements. Old Acer Inc. considers its relationship with its employees to be good.

Acer Sertek

As at June 30, 2001, Acer Sertek. had 922 employees. On December 31, 1998, 1999 and 2000, Acer Sertek. had approximately 843, 858 and 984 employees, respectively. The average employment period for Acer Sertek's employees as at December 31, 2000 was approximately 5.8 years. In 2001, the turnover rate for Acer Sertek's employees was approximately 0.3%.

Acer Sertek employee numbers (only Taiwan) for the three years beginning in 1998 are as follows:

Year	1998	1999	2000
Employee no.	843	858	984

Acer Sertek. has a profit sharing program for its full-time employees. Under Acer Sertek's Articles of Incorporation, between 5.0% and 10.0% of any net earnings (after deduction of the legal reserve, special surplus reserve, taxes and provision for losses incurred in prior years) must be allocated as a special bonus to employees and another 1% may be allocated as remuneration for directors and supervisors (see "Description of Share Capital"). Acer Sertek's policy has been to capitalize such bonuses and issue common shares to employees as a reduction of retained earnings. See "Dividends".

Acer Sertek maintains a pension plan for its employees in accordance with the Labour Law. The contribution rate used by Acer Sertek, determined in accordance with the Rules and approved by the relevant government authorities, was 5.0% in 1998, 1999, 2000 and the nine months ended September 30, 2001. As at December 31, 2001, the retirement funds of Acer Sertek. had approximately NT$247.51 million deposited in the name of the Acer Sertek Employees' Retirement Fund Committee with The Central Trust of the ROC. See "Summary of Differences Between ROC GAAP and US GAAP" for a description of certain differences between accounting for pensions under ROC GAAP and US GAAP. Actual payment of pension or retirement benefits under the Labour Law and

Acer Sertek's retirement benefits plan is financed by such pension fund, and Acer Sertek funds any shortfall. Acer Sertek also provides its employees with benefits other than wages and bonuses, such as subsidized housing, food and transportation to work.

Acer Sertek's employees are not covered by any collective bargaining agreements. Acer Sertek considers its relationship with its employees to be good.

Principal Members of Acer Group and Other Old Acer Inc. Invested Companies

The following tables sets forth certain information as at December 31, 2000 regarding the principal members of the Acer Group and the principal business of each such entity in which directly or indirectly Old Acer Inc. or Acer Sertek has an interest. Information with respect to the organization of Acer Group is set out in "Strategy" and "Restructuring", and information with respect to the facilities of the members of Acer Group is set out in "Facilities - Manufacturing Facilities".

Principal investments of Old Acer Inc:

Name and Registered Address	Total Stockholders' Equity as at December 31,2000 (in millions)(1)	Issued Share Capital (in millions)(1)	Percentage of Common Stock Owned by the Old Acer Inc.as at December 31, 2000	Year of Incorporation or, if later, First Acquisition of Equity Interest By Old Acer Inc.	Principal Business
Acer America Corporation (2) 2641 Orchard Parkway San Jose, CA 95134 USA	US$1.5	US$231.8	99.9%	1984	Regional business unit Responsible for Old Acer Inc.'s operations in the United States and Canada
Acer Europea Holdings, N.V. (2) J.B. Gorsiraweg P.O.B. 3889 Curacao, Netherlands Antilles	US$21.3	US$53.5	100%	1992	Holding company for the Old Acer Inc.'s operations in Europe
Acer Computer International Ltd. (2) 29 International Business Park, #01-01, Acer Building, Tower A, Singapore 609923	US$130.7	US$48.1	100%	1992	Regional business unit Responsible for Old Acer Inc.'s operations in Asia Pacific, Middle East, Africa, etc.
Acer Computec Latin America S.A. de C.V. (2) Berreguete No. 25 Col. Nonoalco Mixcoac C.P. 03700, Mexico, DF	US$13.5	US$1.5	88.2%	1995	Assembly and distribution of the Old Acer Inc.'s products in Latin America
Benq Corporation (Acer Peripherals, Inc.) 157, Shan Ying Rd. Kweishan Taoyuan, Taiwan	NT$57,346.2	NT$10,827.3	30.05%	1987	Production of PC Peripherals, communication applications
AMBIT Microsystems Corp. 5-1F, No. 5 Hsin An Rd. HSIP, Hsinchu, Taiwan	NT$5,651.3	NT$1,744.7	28.92%	1991	Production of power Modules, wireless communication modules and chipset modules
Acer Laboratories, Inc. 5-3F, No. 5 Hsin An Rd. HSIP, Hsinchu, Taiwan	NT$2,340.6	NT$1,415.0	41.4%	1993	Design and production of ASICs

AOpen Inc. 137 Chien Kuo N. Rd., 7/F Taipei,Taiwa	NT$2,165.4	NT$2,015.0	42.11%	1996	Production of Motherboards, PC cases, add-on cards, CD-ROM/DVD drives
Acer Sertek Inc. 137 Chien Kuo N. Rd., 7/F Taipei, Taiwa	NT$5,455	NT$2,083	29.83%	1976	Sale of semiconductor components, computer system products, software programs and maintenance services

(1) Total stockholders' equity and share capital valued in US dollars have been translated into NT dollars at the rate of NT$33.08 = US$1.00.
(2) The results of these companies are consolidated into those of Old Acer Inc.

Principal investments of Acer Sertek:

Name and Registered Address	Total Stockholders' Equity as at December 31,2000 (in millions)(1)	Issued Share Capital (in millions)(1)	Percentage of Common Stock Owned by the Acer Sertek as at December 31, 2000	Year of Incorporation or, if later, First Acquisition of Equity Interest By Acer Sertek	Principal Business
Weblink International Inc. (2) F2-4, 39, Sec.1, Chung Hsiao W. Rd., Taipei, Taiwan	NT$1,090.1	NT$550	50.21%	1977	Trading of PCs, computer peripherals, motherboard, and telecommunication products
Sernix Incorporated (2) 25, Alley 295, Sec. 5, Chung Hsiao E. Rd., Taipei, Taiwan	NT$30.59	NT$25	99.98%	1983	Trading of computer system products and components
Minly Corp. (2) 163, Sung Hsing Rd., Taipei, Taiwan	NT$79.70	NT$38.11	99.99%	1988	Contractor and agent for advertising designs
Digital Computer System Co., Ltd. (2) 140, Chin Shan S. Rd., Taipei, Taiwan	NT$1.07	NT$5	99.98%	1987	Trading of computer system products and components; providing maintenance services; computer peripherals and equipments leasing
Sertek Hong Kong Ltd., Unit 1, 6/F, Hing Wah Centre No.82-84 To Kwa Wan Road Kowloon, Hong Kong	NT$417.57	US$0.2	100%	1983	Trading of computer system products and components
U.S.Sertek (2) 128 S. Wolfe Rd., Sunnyvale, CA 94086, Wolfe Evelyn Business Park, USA	NT$38.31	US$1.1	100%	1987	Trading of computer system products and components
Acer Sertek (B.V.I) Holding Corp (2) P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	NT$866.56	US$28.9	50.21%	1999	Investment and Holding

(1) Total stockholders' equity and share capital valued in US dollars have been translated into NT dollars at the rate of NT$33.08 = US$1.00.
(2) The results of these companies are consolidated into those of Acer Sertek.

Description of principal member of Acer Group

Acer America Corporation ("Acer America")

Acer America is primarily responsible for the assembly, marketing, sales and service of "Acer" branded products in the U.S. and Canada. Its OEM operation will be transferred to Wistron in 2002.

Acer America sells a range of desktop, notebook, server and peripheral products and components through multiple channels in the U.S. and Canada, including distributors, VARs and OEM/ODM customers, as well as through direct telephone and electronic mail order outlets and over the Internet. As at June 30, 2001, Acer America had 244 employees. Acer America has experienced continuous contractions in its business, leading to regular reorganization efforts and lay-offs.

Acer America's revenues were US$269.4 million and US$304.6 million and its profit after tax was US$1.9 million in 2000 and loss of US$39.3 million in 1999, respectively. On December 31, 2000, Acer America's total assets and total stockholders' equity were US$116.0 million and US$1.5 million, respectively, compared to US$185.4 million and US$55.1 million on December 31, 1999.

Acer European Holdings, N.V. ("Acer Europe")

Acer Europe was established in 1992 as a holding company for Old Acer Inc.'s European operations, and is currently domiciled in the Netherlands Antilles. Acer Europe has direct subsidiaries in Germany, The Netherlands, Sweden, Finland, France, England, Belgium, Denmark, Norway, Italy and Spain and indirect subsidiaries in Austria and Switzerland engaged principally in the marketing, sales and service of "Acer" brand name products. Through its German subsidiary, Acer Europe also operates representative offices in Poland, the Czech Republic and Hungary. For the past two years, Acer Europe has performed capital increases in its subsidiaries on a continuous basis.

Acer Europe's consolidated revenues were US$962.1 million and US$840.1 million and its losses after tax and minority interest and pre-acquisition loss were US$44.3 million and US$24.3 million in 2000 and 1999, respectively. On December 31, 2000, Acer Europe's total assets were US$383.7 million and to total stockholders' equity, including minority interests was US$-1.5 million (negative), compared to US$322.0 million and US$21.3 million respectively on December 31, 1999.

Acer Computer International Ltd ("ACI").

ACI is headquartered in Singapore. ACI is currently undergoing a reorganization, which will lead to the formal closure of its branch office in Taiwan, despite the fact that the branch office had already effectively merged into Old Acer Inc. in 2000 with the transfer of all of its employees to Old Acer Inc. ACI has subsidiaries in Japan, Hong Kong, Malaysia, Singapore, Australia, New Zealand, South Korea, India, Thailand, Indonesia, Israel, Vietnam, South Africa and UAE, which cover the Middle East and North Africa. ACI has joint ventures with local distribution partners in the Philippines and Turkey and has four uniload assembly sites near important markets.

ACI was incorporated in Singapore in 1992 as a wholly owned subsidiary of Old Acer Inc. covering Acer's operations in the Middle East, Africa, Oceania and Asia-Pacific region. ACI completed its initial public offering in Singapore in September 1995. Upon the completion of the initial public offering, Acer Inc. owned 63.4% of the interest in ACI. Old Acer Inc. acquired 100% ownership of ACI by purchasing all of the shareholdings of ACI's minority shareholders and delisting ACI from the Stock Exchange of Singapore in 2000. Old Acer Inc. offered US$1.20 for each ACI share.

ACI's consolidated revenues were US$995.6 million and US$868.0 million and its consolidated profits after tax and minority interest and pre-acquisition profit were US$20.4 million and US$13.3 million in 2000 and 1999, respectively. On December 31, 2000, ACI's total consolidated assets and total consolidated stockholders' equity were US$409.4 million and US$130.7 million, respectively, compared to US$399.0 million and US$161.1 million on December 31, 1999.

Acer Computec Latino America S.A. de C.V. ("ACLA")

Commencing in 1995, responsibility for the distribution and assembly of "Acer" brand products in Mexico, the Caribbean, and Central and South America was transferred to ACLA, a 50/50 joint venture between ACI and several Mexican shareholders. ACLA's assembly operation has now ceased. The management and decision-making functions of ACLA and its subsidiaries are all vested in Acer America Corporation.

ACLA has a total of 395 employees as at June 30, 2001. It currently operates subsidiaries in Mexico, Miami, Colombia, Venezuela, Brazil, Argentina, Chile and Peru. ACLA has performed capital increases in its subsidiaries on a continuous basis, in order to cover for their operational losses.

Acer America's centralized control over the financial affairs of all of ACLA's subsidiaries means that practically, the subsidiaries are more accurately identified as sales and marketing offices.

In 2000, Old Acer Inc. announced its plan to acquire all the shareholdings of ACLA for approximately US$65,000,000 thereby transforming ACLA into a wholly owned subsidiary of Old Acer Inc. In 2001, ACLA was delisted from the Mexican Stock Exchange, and after a series of purchases of ACLA shares by Old Acer's Inc. subsidiary, AIIH, on the open market, Old Acer Inc. currently owns 88.2% of the interests in ACLA.

As at December 31, 2000, Old Acer Inc. owned approximately 88.2% of ACLA's share capital. ACLA's consolidated revenues were US$271.3 million and US$277.5 million and its losses after tax and minority interest were US$26.5 million and US$13.1 million in 2000 and 1999, respectively. On December 31, 2000, ACLA's total assets and total stockholders' equity were US$178.5 million and US$13.7 million, respectively, compared to US$187.3 million and US$44.8 million on December 31, 1999. ACLA had a capital surplus of US$73.6 million in the year 2000 and US$73.5 million in the year 1999; and incurred a loss of US$ 27.5 million and US$1.3 million as of December 31, 2000 and 1999 respectively. Old Acer Inc. did not receive dividend payments in cash or stock in respect of its holding of ACLA's common shares in 2000 and 1999.

Benq Corporation (formerly Acer Communications & Multimedia.)

The shares of Benq Corporation were listed on the Taiwan Stock Exchange in July 1996. The Benq Group headed by Benq Corporation is a leading manufacturer of computer peripherals products and is diversifying its product base to become a major producer of communication products and certain key components for computer peripheral and communication products.

The principal computer peripheral products of the Benq Group currently include display products such as CRT monitors, in which it is a world leader, TFT-LCD monitors and projectors; shortage products such as CD-ROM, DVD-ROM and CD-RW drives; and imaging products such as scanners. The principal communication products of the Benq Group currently include GSM mobile phone handsets. Other products produced by the Benq Group include TFT-LCD panels, CD-R and CD-RW discs, keyboards and components principally consisting of MLCCs, MLCIs and coil components.

For the year ended 31 December, 2000, the Benq Group derived 43.5% of its consolidated net sales from display products, of which 31.0% were from CRT monitors and 9.5% were from TFT-LCD monitors, 22.2% from communication products, 20.3% from storage products and 6.6% from imaging products.

The Benq Group currently has seven production plants in the ROC, two production plants in Malaysia, three production plants in the PRC and one production plant in Mexico.

As at December 31, 2000, Old Acer Inc. owned approximately 30.05% of Benq's share capital. Benq's consolidated revenues were NT$62.4 billion (US$1.88 billion) and NT$41.6 billion and its consolidated profits after tax and minority interests were NT$4,623.9 million (US$139.4 million) and NT$2,169.6 million in 2000 and 1999, respectively. On December 31, 2000, Benq's consolidated assets and consolidated stockholders' equity were NT$57.3 billion (US$1.7 billion) and NT$26.9 billion (US$810.3 million), respectively, compared to NT$42.8 billion and NT$22.45 billion on December 31, 1999. Benq had a capital surplus of NT$9,267.5 million (US$279.4 million) and NT$9,563.7 million and retained earnings of NT$5,405.7 million (US$163.0 million) and NT$2,901.5 million at December 31, 2000 and 1999, respectively. Old Acer Inc. received, as dividend payments in respect of its holdings of Benq's common shares, 52,678,875 common shares and NT$93.8 million (US$2.9 million) and 35,119,921 common shares and NT$75.6 million in 2000 and 1999, respectively.

AMBIT Microsystems Corp. ("AMBIT")

Established in 1991, AMBIT is a manufacturer of custom electronic products. AMBIT's manufacturing facilities are located in Hsinchu, Taiwan, Zhongshan, China, and Tuchen Branch.

AMBIT is engaged in the design and manufacture of thick-film hybrid circuits, PCBs and multi-chip modules, which are used in computer, automotive, electronics, and telecommunications products. Currently, AMBIT is focusing on power modules for portable equipment (modular power supply for CPUs, charge controllers and other power conversion products), wireless communication modules (RF modules and components) and communication products (56 kbps modem, ADSL and cable modem, etc.). AMBIT also provides designs, board level assembly and turnkey solutions for PC peripheral products.

AMBIT has been listed on the Taiwan Stock Exchange since its initial public offering in December 1998.

AMBIT's revenues were NT$11,843.8 million and NT$8,191.8 million and its profits after tax were NT$1,019.0 million and NT$683 million in 2000 and 1999, respectively. On December 31, 2000, AMBIT's total assets and total stockholders' equity were NT$7,436.9 million and NT$5,651.3 million, respectively, compared to NT$4,725.8 million and NT$2,576.8 million on December 31, 1999.

Acer Laboratories, Inc.("Acer Labs")

Acer Labs was established in 1993. From its Taipei headquarters and a design and testing facility in the Hsinchu Science-Based Industrial Park, it designs, tests and markets application specific integrated circuits ("ASICs") for PC applications. It contracts out its ASIC production, mainly to Taiwan Semiconductor Manufacturing Corporation and United Microelectronics Corp. Group in Taiwan.

In order to keep up with rapid developments in ASIC design, Acer Labs in 2001 spent approximately 17.1% of its revenue on research and development. Approximately 64% of its 772 employees are engineers working on research and development.

Acer Labs' products include X86 system chipsets, which support both Intel and AMD platforms, DVD-ROM/DVD-Player servo controllers, MPEG I/II decoders, scanner controllers, USB controllers, and other multimedia and peripheral control ICs.

Acer Lab's consolidated net revenues declined from NT$4,017.5 million in 1999 to NT$3,149.3 (US$95.4 million) in 2000, a decrease of 21.6%. Consolidated net income for 1999 was NT$343.8 million, compared to the consolidated net loss of NT$574.9 million (US$17.4 million) for 2000.

On December 31,2000, Acer Lab's total assets and stockholder's equity were NT$ 5,214.5 million (US$158.0 million) and NT$2,340.6 million (US$70.9 million), respectively, compared to NT$3,799.5 million and NT$2,887.4 million on December 31, 1999.

AOpen Inc.("AOpen")

AOpen was established as a wholly owned subsidiary of Old Acer Inc. in 1996 and became a public company in July 1998. Old Acer Inc. has a 42.11% stake in AOpen as at December 31, 2000. Its principal business is the manufacturing of motherboards, PC cases, add-on Cards, CD-ROM/DVD drives at its production facility in Longtan, Taoyuan, Taiwan.

AOpen's consolidated revenues were NT$18.8 billion (US$569.1 million) and its profits after tax and minority interests were NT$838.5 million (US$25.35 million) in 2000. On December 31, 2000, AOpen's total consolidated assets and total stockholders' equity were NT$6,163.1 million (US$186.3 million) and NT$2,165.39 million (US$85.4 million), respectively.

The Acer Group after the Merger

After the Merger, Acer Group's business will be divided into three major categories: Acer Inc. will concentrate on developing its e-Enabling services, its "Acer" branded business, and the global sale and distribution of IT products and services (including the business previously carried on by Acer Sertek); Wistron will dedicate its principal business to OEM, ODM, limited OEM system integration and the provision of related services as previously carried on by Old Acer Inc.; and the manufacturing, assembly, sale and distribution of computer peripherals, communications products and digital life devices including mobile phones, plasma displays, optical storage and imaging products will continue to be managed by Benq (see "Restructuring").

Directors and Supervisors

On the effective date of the Merger, Acer Sertek's existing directors will constitute Acer Inc.'s Board of Directors. The Articles of Incorporation of Acer Inc. provide that the Board of Directors is to be elected by and from among Acer Inc.'s shareholders in a general meeting at which a quorum, consisting of a majority of all issued and outstanding common shares, is present. The Chairman is a director elected by the Board. The seven-member Board of Directors is responsible for the management of the business of Acer Inc.

Acer Sertek currently has two supervisors serving three-year terms, who, after the Merger, will constitute Acer Inc's supervisors. The supervisors' duties and powers include, but are not limited to, investigation of the condition of Acer Inc., inspection of corporate records, verification of statements by the Board of Directors at shareholders' meetings, calling of shareholders' meetings, representation of Acer Inc. in negotiations with its directors and notification, when appropriate, to the Board of Directors to cease acting in contravention of applicable law or regulation or in contravention of the Articles of Incorporation or beyond Acer Inc's scope of business. In accordance with the laws of the ROC relating to corporations, the supervisors are elected by the shareholders of Acer Inc. and cannot concurrently serve as a director, managerial officer or other staff member of Acer Inc.

The term of office for directors and supervisors is three years. They may serve any number of consecutive terms and may be removed from office at any time for cause by a resolution adopted at a general meeting of shareholders. The business address of each of the directors and supervisors of Acer Sertek is, and of Acer Inc. will be, the registered address of Acer Sertek and Acer Inc. respectively. As at December 31, 2001, there were no existing service contracts between the directors and Acer Sertek.

Pursuant to terms of Acer Sertek's Articles of Incorporation, 1% of Acer Sertek's annual net income was paid to Acer Sertek's directors and supervisors as remuneration in the last financial year, amounting to a total amount of NT$6,633,370. The directors of Acer Sertek did not receive any additional remuneration or benefits. The directors of Acer Sertek and directors of Acer Inc. will not have holdings in the stock option program, as the program is not available to directors.

One of the directors of Acer Sertek, Mr Stan Shih is personally guaranteeing a loan made by Chiao Tung Bank to Old Acer Inc. The loan in the amount of NT$98,000,000 was obtained for the purpose of facilitating Old Acer Inc.'s purchase of equipments and machinery. The loan period is from January 20, 1995 until March 21, 2002. There is no amount currently outstanding. There are no other outstanding unusual or significant transactions between Old Acer Inc. and its directors or Acer Sertek and its directors.

The present Board of Directors took office in May 28, 1999 for a three-year term expiring in February 28, 2002. The Board of Directors of Acer Sertek as at the effective date of the Merger will constitute the Board of Directors of Acer Inc. The following table shows certain specified information with respect to each director and supervisor.

Name	Position	Director Since	Number of Common Shares Held Directly as of February 28, 2002	Number of Common Shares Held through Connected Persons as at February 28, 2002	Percentage of Total Common Shares Outstanding as at February 28, 2002
Cheng Tang Wang(1)	President; Director	5/28/1999	74,081,703	0	28.87%
Stan Shih(2)	Chairman of Acer Inc.; Director	5/28/1999	74,081,703	0	28.87%
Chung Pu Chang(3)	Director	5/28/1999	7,475,035	0	2.91%
James Jiang	Director	5/28/1999	433,956	0	0.17%
Hung Ching Yeh	Director	5/28/1999	663,196	0	0.26%
Philip Peng(4)	Senior Vice President of Acer Inc.; Supervisor	5/28/1999	74,081,703	0	28.87%
Tia Ming Song(5)	Supervisor	5/28/1999	7,457,035	0	2.91%

Notes:

(1) Mr. Wang is the representative of Old Acer Inc. who owned 74,081,703 common shares as at December 3, 2001.

(2) Mr. Shih is the representative of Old Acer Inc. who owned 74,081,703 common shares as at December 3, 2001.

(3) Mr. Chang is the representative of Kuang Hwa Investment Corp. who owned 7,475,035 common shares as at December 3, 2001.

(4) Mr. Peng is the representative of Old Acer Inc. who owned 74,081,703 common shares as at December 3, 2001.

(5) Mr. Song is the representative of Kuang Hwa Investment Corp. who owned 7,475,035 common shares as at December 3, 2001.

Executive Officers

The following table sets forth certain information relating to the executive officers of Acer Inc. subsequent to the Merger.

Name	Position	Years with Acer	Years in Information Industry	Age
Stan Shih.	Chief Executive Officer of Acer Group	26	31	58
Cheng Tang Wang	Chief Executive Officer of Old Acer Inc.	21	21	48

Carolyn Yeh Shih	CAO	26	26	55
Philip Peng	Senior Vice President and CFO	22	22	49
Jim Wong	President of IT Product Business Group of Acer Inc.	16	16	44
Tai Yueh Lai	President of International Operation Business Group of Acer Inc.	15	25	49
James Chiang	President of e-Service Business Group of Acer Inc.	19	21	47
Scott Lin	President of Great China Business	19	24	52
Teddy Lu	President of Holding & Investment Business	21	25	52
Ronald Chuang	Managing Partner	15	23	54
William Lu	Managing Partner	25	25	49
Ralph Liu	Vice President	2	15	44
Robert Cheng	Vice President	15	15	52
Howard Chan	Vice President	14	14	50
Simon Chang	Vice President	2	2	48
Peter Wu	Vice President	15	17	42
William Tsao	Vice President	3	12	53
Kuo-wei Wu	Vice President	1	1	50
Chia Chi Chyan	Vice President	13	28	52
Peter Shieh	Vice President	17	18	43

Among all Presidents of Acer Inc., Cheng Tang Wang, James Chiang, and Scott Lin are the current executive officers of Acer Sertek.

Stan Shih has served as Chairman of the Acer Group since its founding in 1981 and also founded the Acer Group. Until 2001, Mr. Shih also served as Chairman of Old Acer Inc. Mr. Shih received a bachelors and a master degree in electronics engineering from the National Chiao-Tung University in Taiwan. Mr. Shih is also the chairman of Benq Incorporated, ACI, and Acer America and Acer Worldwide and a director of Acer Sertek, Acer America, Acer Europe, Acer Labs, and Third Wave.

Cheng Tang Wang has served as President and Chief Executive Officer of Old Acer Inc. since 2000. Mr. Wang received a bachelor's degree in engineering from the National Taiwan University and completed an Executive MBA from the National Cheng-Chi University, in Taiwan. He is also the Chairman of Acre Sertek. Beijing Acer Information, and Lottery Technology Services Investment Corp., and director of Acer Market Services Ltd., Minly Corp., and Oking Chain-store Co., Ltd.

Carolyn Yeh Shih has served as General Auditor since 1992. Mrs Shih received a degree in business administration from Fu-Jen University in Taiwan. She is also the director of Acer Investment Inc. and China Development Corp. and the supervisor of Elite Bookstore and Acer Capital Corporation.

Philip Peng has served as Senior Vice President in Finance and Investment since 1989. Mr. Peng received a degree in accounting and a master of business administration degree from the National Cheng-Chi University in Taiwan. He is also the director of Benq Corporation and Acer Testing Inc. and supervisor of AMBIT, Acer Sertek, Acer Laboratories Inc., and Wistron Corporation.

Jim Wong has served as President of IT Product Business Group of Acer Inc. since 2001. Mr. Wong received a bachelor degree, majoring in mathematics, from Soochow University in Taiwan, and an MBA from Emory University, Georgia, USA.

Tai Yueh Lay has served as Senior Vice President and General Manager of the Branded Business Unit since August 1998. Mr. Lay received a degree in electronic engineering from the National Chiao-Tung University. Tai Yueh Lay has served as President of International Operation Business Group of Acer Inc. since 2001. Mr. Lay is also the director of ECOM Software Inc in representing Old Acer Inc.

James Chiang has served as vice president in Acer Sertek since 1993 and has been recently promoted as president for e-Service Business Group within Old Acer Inc. Mr. Chiang granted his bachelor's degree in Electronics Engineering from National Chen-kong University in Taiwan.

Scott Lin served as vice president in Acer Serteck since 1996. In 1998, Mr. Lin was promoted as president in Acer Information, Beijing and ever since Mr. Lin has been in charge of Acer's operation in Great China area. Mr. Lin obtained his bachelor's degree in Business Administration from National Cheng-chi University in Taiwan.

Teddy Lu graduated from National Chiao-tung University in Taiwan, majoring in Electron Physics. He further obtained his master's degrees in both Electrical Engineering and Business Administration from UCLA. He jointed Old Acer Inc. in 1981 and was promoted as president in charge of Acer's operation in Europe. Currently, Mr. Lu holds his position in Acer's Holding & Investment Business. Mr. Lu is also the chairman of Acer Laboratories Inc. and Apacer Technology Inc., the director of Animenta Systems, Inc., Benq Corporation, and AU Optronics, and Supervisor of Inverserv International Inc.

CHANGES IN ISSUED SHARE CAPITAL

OLD ACER INC.

Changes in the issued share capital of Old Acer Inc. since August 1998 are set out below (all common shares have been issued at par value of NT$10 each):

Record Date	Type of Issue	Number of Common Shares Issued	Total Number of Common Shares Outstanding After Issue
8/1998	Capitalization of earning; capitalization of capital surplus; conversion of outstanding convertible bond	518,718,696	2,474,319,232
1/1999	Conversion of outstanding convertible bond	106,461,463	2,580,780,695
3/1999	Conversion of outstanding convertible bond	9,176,632	2,589,957,327
8/1999	Capitalization of earning; capitalization of capital surplus; conversion of outstanding convertible bond	488,986,643	3,078,943,970
11/1999	Conversion of outstanding convertible bond	5,868,809	3,084,812,779
1/2000	Conversion of outstanding convertible bond	22,852,399	3,107,665,178
8/2000	Capitalization of earnings; capitalization of capital surplus	809,840,979	3,917,506,157
8/2001	Capitalization of earnings; capitalization of capital surplus	408,605,953	4,326,112,110

CHANGES IN ISSUED SHARE CAPITAL

ACER SERTEK

Changes in the issued share capital of Acer Sertek since January 1998 are set out below (all common shares have been issued at par value of NT$10 each):

Record Date	Type of Issue	Number of Common Share Issued	Total Number of Common Shares Outstanding After Issue
1/1998	Capital Injection	18,950,000	120,492,000
7/1998	Capitalization of earnings	25,646,400	146,138,400
7/1999	Capitalization of earnings	16,065,940	162,204,340
1/2000	Capital Injection	16,000,000	178,204,340
6/2000	Capitalization of earnings	30,082,851	208,287,191
7/2001	Capitalization of earnings	48,290,809	256,578,000

PRINCIPAL SHAREHOLDERS

OLD ACER INC.

Old Acer Inc.'s shareholders as at the date of the Merger will constitute approximately 90% of Acer Inc.'s shareholders following the Merger. As of March 20, 2002 (being the latest practicable date prior to publication of this document), Old Acer Inc. is aware of the following interest which represents 3% or more of the issued share capital of Old Acer Inc.:

Name	Number of Common Shares Held	Percentage of Total Outstanding Shares
GDR Holders	146,630,223	3.39%

Except as set forth above, there are no other persons who could exercise control over Old Acer Inc.

ACER SERTEK

As of March 20, 2002 (being the latest practicable date prior to publication of this document), Acer Sertek is aware of the following interest which represents 3% or more of the issued share capital of Acer Sertek:

Name	Number of Common Shares Held	Percentage of Total Outstanding Shares
Old Acer Inc.	74,081,703	28.87%

Except as set forth above, there are no other persons who could exercise control over Acer Sertek.

DESCRIPTION OF SHARE CAPITAL

Set forth below is certain information relating to the share capital of Old Acer Inc., Acer Sertek and, following the Merger, Acer Inc., including brief summaries of certain provisions of the Articles of Incorporation of Acer Inc., the ROC Securities and Exchange Law and the regulations promulgated thereunder and the ROC Company Law, all as currently in effect.

1. General

Old Acer Inc.

Old Acer Inc. was incorporated on January 19, 1981 as a company limited by shares under the ROC Company Law. As of December 31, 2001, Old Acer Inc.'s authorized share capital was NT$57,000,000,000 (including NT$5,000,000,000 for convertible bonds, and NT$4,000,000,000 for warrants), divided into 5,700,000,000 shares, and its paid-in share capital was NT$43,261,121,000, divided into 4,326,112,100 shares, all of which were in registered form and were issued and outstanding. Old Acer Inc. does not have any equity in the form of preference shares or otherwise outstanding as of the date of these Listing Particulars.

Acer Sertek

Acer Sertek was incorporated on August 1, 1976 as a company limited by shares under the ROC Company Law. As of December 31,2001, Acer Sertek's authorized share capital was NT$3,350,000,000 (including NT$ 500,000,000 for convertible bonds, and NT$250,000,000 for warrants), divided into 335,000,000 shares, and its paid-in share capital was NT$2,565,780,000, divided into 256,578,000 shares, all of which were in registered form and were issued and outstanding. On September 13, 2000, Acer Sertek issued 15,000 zero coupon, unsecured domestic convertible bonds in Taiwan, at NT$100,000 par value per bond, totaling NT$1,500,000,000, all of which are currently outstanding. Acer Sertek does not have any equity in the form of preference shares or otherwise outstanding as of the date of this Listing Particulars.

Acer Inc.

After the effective date of the Merger on 27 March 2002, Acer Inc.'s authorized share capital will be NT$28,000,000,000 (including NT$2,500,000,000 for convertible bonds, and NT$2,500,000,000 for warrants), divided into 2,800,000,000 shares, and its paid-in share capital was NT$19,102,216,000, divided into 1,910,221,600 shares, all of which were in registered form and were issued and outstanding. Upon the merger of Acer Sertek and Old Acer Inc., Acer Inc. will issue 1,727,725,303 common shares at NT$10 per share, totaling NT$17,277,253,030, to Old Acer Inc.'s shareholders in exchange for Old Acer Inc.'s total shares. Upon acquiring and canceling the 74,081,703 shares of Acer Sertek currently held by Old Acer Inc, Acer Inc.'s total paid-in capital will increase from NT$2,565,780,000 to NT$19,102,216,000 divided into 1,910,221,600 Shares. Acer Inc. will have outstanding convertible bonds issued in Taiwan, totaling NT$1,500,000,000.

2. Acquisition of Shares by Acer Inc.

An ROC company may not acquire its own common shares, except under certain exceptions provided in the ROC Company Law or the ROC Securities and Exchange Law.

Under Article 28-2 of the Securities and Exchange Law, a company may, by a board resolution adopted by majority consent at a meeting with two-thirds of its directors present, purchase up to 10% of its issued shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the Securities and Futures Commission, for the following purposes:

(1) to transfer shares to the company's employees;
(2) to transfer upon conversion of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by the company; and
(3) if necessary, to maintain credit and shareholders' equity; provided that the shares so purchased shall be cancelled thereafter.

In addition, a company may not spend more than the aggregate amount of the retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase its shares.

A company that purchases its own shares may not pledge or hypothecate any purchased shares. In addition, the company may not exercise any shareholders' rights attaching to such shares. In the event that the company purchases its shares on the Taiwan Stock Exchange, the affiliates, directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling any of the company's shares during the period in which the company purchases its shares.

In 2000, the board of directors of Old Acer Inc. approved the repurchase of 32,000,000 common shares, at the price range between NT$20.2 to 42.3 per share to be transferred to its employees. As of November 29, 2000, Old Acer Inc. had purchased 32,000,000 of its own common shares from the market.

Apart from the repurchase conducted in 2000, the board of directors of Old Acer Inc. approved the repurchase of 120,000,000 common shares in 2001, at the price range between NT$15.75 to 28.83 per share to be transferred to its employees. As of August 23, 2001, Old Acer Inc. had purchased an aggregate of 152,000,000 its own common shares from the market. As at the date of these Listing Particulars, there has not been any exercise of stock options by Old Acer Inc.'s employees. Upon the Merger with Acer Sertek, all treasury shares purchased back and currently held by Old Acer Inc. will automatically be transformed to Acer Inc.'s treasury shares. Acer Inc. will continue to adopt Old Acer Inc.'s treasury share program, subject to appropriate changes to be made by Acer Inc. in the future. The directors of Old Acer Inc. do not have and the directions of Acer Inc. will not have holdings in the stock option program, as the program is not available to directors.

3. Dividends and Distributions

Except in limited circumstances under the ROC Company Law, Acer Inc. is not permitted to distribute dividends or make other distributions to shareholders in respect of any year in which it did not record current or retained earnings. The ROC Company Law also requires that 10% of annual net income (less prior years' losses and any gains on the disposal of properties) be set aside as a legal reserve until the accumulated legal reserve equals Acer Inc.'s paid-in capital. In addition, Acer Inc.'s Articles of Incorporation require that before a dividend is paid out of Acer Inc.'s annual net income (balance of annual income less taxes, previous years' losses and 10% legal reserve), 5% to 10% of its net income should be paid to Acer Inc.'s employees as bonuses, and 1% of its annual net income should be paid to Acer Inc.'s directors and supervisors as remuneration.

At the annual general meeting of Acer Inc.'s shareholders, Acer Inc.'s Board of Directors submits to the shareholders for their approval Acer Inc.'s financial statements for the preceding fiscal year and any proposal for the distribution of a dividend or the making of any other distribution to shareholders from Acer Inc.'s net income (subject to compliance with the requirements mentioned above) for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination thereof, as determined by the shareholders at such meeting.

In addition to permitting dividends to be paid out of net income, the ROC Company Law permits Acer Inc. to make distributions to its shareholders of additional common shares by capitalizing reserves (including the legal reserve and capital reserve). However, the capitalized portion payable out of Acer Inc.'s legal reserve is limited to 50% of the total accumulated legal reserve and such capitalization can only be effected when the accumulated legal reserve exceeds 50% of the paid-in capital of Acer Inc.

For information on the dividends paid by Old Acer Inc. and Acer Sertek in recent years, see "Dividends". For information as to ROC taxes on dividends and distributions, see "Taxation - ROC Taxation".

4. Changes in Share Capital and Preemptive Rights

The ROC Company Law and the ROC Securities and Exchange Law provide that any change in the authorized share capital of a company limited by shares, such as Acer Inc., requires an amendment to its Articles of Incorporation (which requires approval at a shareholders' meeting) and, in the case of a public company such as Acer Inc., the approval of the ROC Securities and Futures Commission (if a capital increase is effected at the same time). Authorized but unissued common shares may be issued at such time and, subject to the provisions of the ROC Company Law and the ROC Securities and Exchange Law mentioned below, upon such terms as the Board of Directors of Acer Inc. may determine.

Under the ROC Company Law, when an ROC company issues new shares for cash, existing shareholders who are listed on the shareholders' register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, while a company's employees, whether or not they are shareholders of the company, have rights to subscribe for 10% to 15% of the new issue. Any new shares that remain unsubscribed at the expiration of the subscription period may be offered to the public or privately placed by Acer Inc.

In addition, in accordance with the ROC Securities and Exchange Law, a public company, such as Acer Inc., whose securities are listed on the Taiwan Stock Exchange or traded in the over-the-counter market, that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold. This percentage can be increased by a resolution passed at a shareholders' meeting, thereby diminishing the number of new shares subject to the preemptive rights of existing shareholders.

5. Transfer of Shares

Under the ROC Company Law, as amended effective November 14, 2001, a public company, such as Acer Inc., may issue individual share certificates, one master certificate or no certificate at all to evidence common shares. Common shares in registered form are transferred by endorsement and delivery of the related share certificates. In order to assert shareholders' rights against Acer Inc., transferees must have their names and addresses registered on the company's register. Shareholders are required to file their respective specimen seals with Acer Inc.'s share registrar. If Acer Inc. decides to issue one master certificate or no share certificates at all, the transfer of the common shares will be carried out on the book-entry system maintained by Taiwan Securities Central Depository Co., Ltd.

6. Meetings of Shareholders

General meetings of shareholders may be ordinary or extraordinary. Ordinary meetings of Acer Inc.'s shareholders are generally held in Taipei, Taiwan, within six months following the end of each year. Extraordinary meetings may be convened by the Board of Directors by resolution or by the Board of Directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for more than one year. Extraordinary meetings of shareholders may also be convened by a supervisor. Notice in writing of general meetings of shareholders, stating the place, time and purpose thereof, must be dispatched to each shareholder at least 20 days (in the case of ordinary meetings) and 10 days (in the case of extraordinary meetings) prior to the date set for each such meeting.

7. Voting Rights

The Articles of Incorporation of Acer Inc. provide that a holder of common shares has one vote for each common share. There is cumulative voting for the election of directors and supervisors. Ballots for the election of directors are cast separately from those for the election of supervisors. Candidates for the election of directors and supervisors are nominated by Acer Inc.'s shareholders at the shareholders' meeting at which ballots for such election are cast. Except as otherwise provided by law, a resolution can be adopted by the holders of at least a majority of the common shares represented at a shareholders' meeting at which the holders of a majority of all issued and outstanding common shares are present. Under the ROC Company Law, however, in order to approve certain major corporate actions, including any amendment to the Articles of Incorporation (which is required, inter alia, for any increase in authorized share capital), the dissolution or amalgamation of a company, the transfer of the whole or an important part of its business, the taking over of the whole of the business of any other company, the merger or division, or the distribution of any stock dividend, a meeting of the shareholders must be convened with a quorum of holders of at least two-thirds of all issued and outstanding common shares at which the holders of at least a majority of the common shares represented at the meeting vote in favor thereof. Alternatively, the ROC Company Law provides that in the case of a public company, such as Acer Inc., such a resolution may be adopted by the holders of at least two-thirds of the common shares represented at a meeting of shareholders at which holders of at least a majority of issued and outstanding common shares are present.

A shareholder may be represented at an ordinary or extraordinary meeting by proxy if a valid proxy form is delivered to Acer Inc. at least five days prior to the commencement of the ordinary or extraordinary meeting.

Holders of GDRs may exercise voting rights with respect to the Shares represented by the GDRs, as described in "Provisions of the Global Depositary Receipts - Voting of Deposited Property". In the case of an election of directors and supervisors, a list of candidates proposed by Acer Inc. will be furnished to the Depositary. See "Provisions of the Global Depositary Receipts - Voting of Deposited Property". Such list may differ from the list of all nominated candidates voted on at the shareholders' meeting, as described above.

8. Register of Shareholders and Record Dates

Acer Inc. acts as its own share registrar and maintains the register of its shareholders at its offices in Taipei, Taiwan, and enters transfers of common shares in such register upon presentation of, among other documents, certificates in respect of the common shares transferred.

Under the ROC Company Law and Acer Inc.'s Articles of Incorporation, Acer Inc. may, by giving advance public notice, set a record date and/or close the register of shareholders for a specified period (60 days, 30 days and 5 days respectively, immediately before each ordinary meeting of shareholders, extraordinary meeting of shareholders and the relevant record date) in order for Acer Inc. to determine the shareholders that are entitled to certain rights pertaining to the common shares.

9. Annual Financial Statements

From at least 10 days before the annual ordinary meeting of shareholders, Acer Inc.'s annual consolidated and non-consolidated financial statements must be available at its principal office in Taipei for inspection by the shareholders.

10. Liquidation Rights

In the event of the liquidation of Acer Inc., the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the ROC Company Law and Acer Inc.'s Articles of Incorporation.

PROVISIONS OF THE GLOBAL DEPOSITARY SHARES

The following provisions (except sentences in italics) in substantially the form presented herein (the "Provisions") will apply to the Global Depositary Shares ("GDSs") and shall be endorsed on each certificate evidencing the Shares or Certificate of Payments together with the relevant legend set forth in "Transfer Restrictions and Settlement" and other such legends as may from time to time be considered necessary by the Depositary and Acer Inc. (the "Company" or "Acer Inc.").

The initial deposit of Shares in connection with the Merger (the "Initial Deposit") will be made on behalf of Acer Inc. by the delivery to the Custodian of a certificate of payment evidencing the right to receive the physical share certificates representing Shares registered in the name of the Depositary's nominee, as representative of the Holders (the "Certificate of Payment") pursuant to the Deposit Agreement to be dated on or around May 27, 2002 (the "Deposit Agreement") by and among Acer Inc., the Depositary and the Holders and Beneficial Owners (as defined below). Upon receipt of the Initial Deposit, the Depositary shall execute and deliver to DTC the Master GDR that will evidence the GDSs representing undivided interests in the Certificates of Payment so deposited.

Certificates of Payment are not negotiable instruments and cannot be directed or transferred and as a result, interests in Certificates of Payment cannot be traded. Acer Inc. is required upon the issuance of a Certificate of Payment to deliver the physical share certificates representing the Shares within 30 days after receiving approval from the relevant governmental authority of Acer Inc.'s corporate amendment registration. Acer Inc. has agreed to issue and deliver the physical share certificates in respect of the Initial Deposit on or prior to 28 June 2002.

Prior to 28 June 2002, Holders of GDSs will not be entitled to withdraw and hold the Shares represented by such GDSs or request the Depositary to sell or cause to be sold on behalf of such Holders the Shares represented by such GDSs on the Taiwan Stock Exchange, which may adversely affect the liquidity or trading value of the GDSs during such period (see "Risk Factors - Risk relating to the GDRs and the Shares - the liquidity of the GDRs and the Shares may be limited").

The GDSs will have the following Securities identifiers:

	CUSIP No.	*ISIN No.*
Rule 144A GDSs	*004434106*	*US0044341065*
International GDSs	*004434205*	*US0044342055*

Copies of the Deposit Agreement are on file at the principal New York office of the Depositary, which, as of the date of this Listing Particulars, is located at 111 Wall Street, New York, New York 10043, USA.

This certificate has been executed, issued and delivered pursuant to the Deposit Agreement, to be dated on or around March 27, 2002 (as amended from time to time, the "Deposit Agreement"), by and among Acer Inc. (the "Company or Acer Inc."), Citibank, N.A., as depositary (the "Depositary") for the "International Facility" and as depositary for the "Rule 144A Facility" (together, the "Facilities"), and all Holders (as defined below) and Beneficial Owners (as defined below) from time to time of Global Depositary Shares represented by Global Depositary Receipts representing Shares (as defined below) deposited in the International Facility ("International GDSs") and Global Depositary Shares represented by Global Depositary Receipts representing Shares deposited in the Rule 144A Facility ("Rule 144A GDSs" and, together with the International GDRs, the "GDSs") issued thereunder.

This certificate initially evidences the number of GDSs indicated on the face of this certificate. As of the date of the Deposit Agreement, each GDS represented five (5) shares of common stock, par value NT$10.00 per share, of Acer Inc. ("Shares") deposited under the Deposit Agreement ("Deposited Shares") with the Custodian, which as of the date of the Deposit Agreement is Citibank, N.A., (Taipei) (the "Custodian"), whose principal office is currently located at B1, No.16, Nanking E. Road, Section 4, Taipei, Taiwan ROC. The Deposit Agreement sets forth the rights of Holders and Beneficial Owners of the GDSs and the rights and duties of the Depositary in respect of the Deposited Shares and any and all other securities, cash and other property from time to time received in respect of such Deposited Shares or other securities or property and held thereunder (such Deposited Shares, securities, cash and other property, collectively, the "Deposited Property"). Separate accounts in the name of the Depositary are maintained by the Custodian for the Rule 144A Facility and the International Facility in which are kept the Deposited Property represented by the Rule 144A GDSs and the International GDSs, respectively.

These Provisions are subject in all respects to the Deposit Agreement and to applicable laws and regulations, including the laws and regulations of the ROC. As used herein, the term "Holder" means the person in whose name a GDS is registered on the register maintained for such purpose by the Depositary or registrar, if any, and the term "Beneficial Owner" shall mean any person having a beneficial interest in a GDR but who is not the Holder of such GDS. Terms used in these Provisions and not defined herein which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement. Holders and Beneficial Owners are deemed to have notice of and be bound by all of the provisions of the Deposit Agreement applicable to them. Any delivery of GDSs under the Deposit Agreement shall be effected by either, as applicable, (a) an adjustment to the Depositary's records to increase the number of GDSs evidenced by a Master Global Depository Receipt relating to the International GDSs (the "Master International GDR") or to the Rule 144A GDSs (the "Master Rule 144A GDR" and, together with the Master International GDR, the "Master GDRs") or (b) physical delivery of GDS certificates.

The Rule 144A GDSs are, and the Deposited Property represented by such GDSs may be, subject to significant restrictions on transferability. In addition, the International GDSs are, and the Deposited Property represented thereby may be, subject to certain restrictions on transferability until the expiration of 40 days after (i) the Initial Deposit and the later of the merger of Old Acer Inc. with and into Acer Sertek (the "Restricted Period"). Investors are directed to "Transfer Restrictions and Settlement" for a description of such restrictions and to the text of legends which may appear on the face of the GDR certificates (the "Securities Act Legends").

It is expected that the Rule 144A GDSs will be accepted into DTC's book-entry settlement system, that the International GDSs will be accepted into the book-entry settlement systems maintained by DTC, Euroclear and Clearstream and that the GDSs will be represented by Master GDR registered in the name of DTC or its nominee. So long as book-entry settlement of Rule 144A GDSs through DTC, or of International GDSs through DTC, Euroclear and Clearstream, is available, no person receiving such GDRs shall receive or be entitled to receive physical delivery of GDR certificates.

During the Restricted Period, Euroclear and Clearstream will hold the International GDSs on behalf of their participants through their respective depositaries, which are participants in DTC, and transfers will be permitted only within Euroclear and Clearstream in accordance with the usual rules and operating procedures of the relevant system. Thereafter, transfers within DTC, Euroclear and Clearstream will be in accordance with the usual rules and operating procedures of the relevant system.

1. Deposits

After the Initial Deposit, unless otherwise agreed by Acer Inc. and the Depositary, additional Shares may be deposited under the Deposit Agreement only if (a) such Shares were distributed as part of a distribution described in Paragraph 5 or 6 of the Provisions or (b) the Depositary receives a duly executed and delivered certificate from the depositor (a "Deposit Certificate") substantially in one of the following forms as appropriate (or in such other form as the Depositary may from time to time direct or approve):

(1) In the case of Rule 144A GDSs:

"A. We acknowledge (or if we are acting for the account of another person, such person has confirmed to us that it acknowledges) that the Rule 144A GDSs and the Shares represented thereby have not been and will not be registered under the Securities Act.

B. We certify that we are not an affiliate (as used in Rule 144 under the Securities Act) of Acer Inc. or a person acting on behalf of Acer Inc. or any affiliate thereof; and

(a) we are a qualified institutional buyer as defined in Rule 144A under the Securities Act (a "QIB") and, at the time of issuance of the GDSs referred to above, we (or one or more QIBs for whose account we are acting) will be the Beneficial Owner of such GDRs; or

(b) we are a broker-dealer acting for the account of our customer; our customer has confirmed to us that it is a QIB and either (i) at the time of issuance of the GDSs referred to above, it will be the Beneficial Owner of such GDSs, or (ii) it is acting for the account of a QIB that, at the time of issuance of the GDSs referred to above, will be the Beneficial Owner of such GDSs.

C. We agree (or if we are acting for the account of another person, such person has confirmed to us that, as the Beneficial Owner of the Rule 144A GDSs, it agrees) that we (or it) will not offer, sell, pledge or otherwise transfer the Rule 144A GDSs or the Shares represented thereby except (i) to a person whom we reasonably believe (or it and anyone acting on its behalf reasonably believes) is a QIB within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, (ii) in accordance with Regulation S under the Securities Act to a person other than a U.S. person (as defined in Regulation S), or (iii) in accordance with Rule 144 under the Securities Act (if available), in each case in accordance with any applicable securities laws of any state of the United States."

(2) In the case of International GDSs (required at all times during which a registration statement on Form F-6 with respect to such GDSs is not in effect):

"A. We acknowledge (or if we are acting for the account of another person, such person has confirmed to us that it acknowledges) that the International GDSs and the Shares represented thereby have not been and will not be registered under the Securities Act.

B. We certify that:

(a) the Shares are not restricted securities within the meaning of Rule 144(a)(3) under the Securities Act and we are, or at the time the Shares are deposited and at the time the International GDRs are issued will be, the Beneficial Owner of such Shares and of such International GDSs and (i) we are not a U.S. person (as defined in Regulation S under the Securities Act) and we are located outside the United States (within the meaning of Regulation S) and we acquired, or have agreed to acquire and will have acquired, the Shares to be deposited outside the United States (within the meaning of Regulation S), (ii) we are not an affiliate of Acer Inc. or a person acting on behalf of such an affiliate, and (iii) we are not in the business of buying and selling securities or, if we are in such business, we did not acquire the securities to be deposited from Acer Inc. or any affiliate thereof in the initial distribution of International GDSs and Shares; or

(b) the Shares are not restricted securities within the meaning of Rule 144(a)(3) under the Securities Act and we are a broker-dealer acting on behalf of our customer; our customer has confirmed to us that it is, or at the time the Shares are deposited and at the time the International GDSs are issued will be, the Beneficial Owner of such Shares and the International GDSs, and (i) it is not a U.S. person (as defined in Regulation S) and it is located outside the United States (within the meaning of Regulation S) and it acquired, or has agreed to acquire and will have acquired, the Shares to be deposited outside the United States (within the meaning of Regulation S), (ii) it is not an affiliate of Acer Inc. or a person acting on behalf of such an affiliate and (iii) it is not in the business of buying and selling securities or, if it is in such business, it did not acquire the securities to be deposited from Acer Inc. or any affiliate thereof in the initial distribution of International GDSs and Shares.

C. We agree (or if we are a broker-dealer, our customer has confirmed to us that it agrees) that, prior to the expiration of 40 days after the Initial Deposit (as defined in the Deposit Agreement)(the "Restricted Period"), we (or it) will not offer, sell, pledge or otherwise transfer such International GDSs or the Shares represented thereby except (i) to a person whom we reasonably believe (or it and anyone acting on its behalf reasonably believes) is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A under the Securities Act, or (ii) in accordance with Regulation S under the Securities Act, in either case in accordance with any applicable securities laws of any state of the United States. We further agree (or if we are a broker-dealer, our customer has confirmed to us that it agrees) that, if we sell or otherwise transfer (or it sells or otherwise transfers) the International GDSs or the Shares represented thereby in accordance with clause (i) above prior to the expiration of the Restricted Period, we (or our customer) will, prior to settlement of such sale, cause such Shares to be withdrawn from the International Facility in accordance with the terms and conditions of the Deposit Agreement and we (or our customer) will cause instructions to be given to the Custodian to deposit such Shares in the Rule 144A Facility and to the Depositary for the issuance of Rule 144A GDSs upon receipt of the proper certification on behalf of the purchaser and otherwise in accordance with the terms and conditions of the Deposit Agreement."

All deposits of Shares shall be made by physical or, if permitted by applicable laws and subject to the availability of facilities, electronic delivery of Shares to the Custodian, along with the certificates, orders, fees and other requirements set forth in the Deposit Agreement. After the Deposited Shares have been registered in the name of the Depositary's nominee, as representative of the Holders, and subject to certain other conditions, the Depositary will issue Rule 144A GDSs or International GDSs, as appropriate, representing such Deposited Shares, as further provided in the Deposit Agreement.

The Depositary will cause the issuance of GDSs in respect of Shares accepted for deposit under this Provision.

Under the Deposit Agreement, Acer Inc. must inform the Depositary if any Shares issued by it which may be deposited under this Provision do not, by reason of the date of issue or otherwise, rank *pari passu* in all respects with the other Deposited Shares. If the Depositary accepts such Shares for deposit, it will arrange for the issue of temporary GDSs in respect of such Shares, which will form a different class of GDSs from the other GDSs, until such time as the Shares which they represent become fully fungible with the other Deposited Shares.

The Depositary and the Custodian shall refuse to accept Shares for deposit whenever they have been notified by Acer Inc. that Acer Inc. has restricted transfer of such Shares to comply with the ownership restrictions referred to in Paragraph 19 or may refuse to accept Shares for deposit whenever the Depositary has actual knowledge that such deposit may result in a violation of any applicable laws or regulations or whenever the Depositary or the Custodian may consider such action necessary or desirable.

Under ROC law as in effect as of the date of the Deposit Agreement, following completion of an offering of depositary shares representing shares of ROC companies and to the extent that previously issued depositary shares have been cancelled and the shares represented thereby have been sold on the Taiwan Stock Exchange, reissuances of depositary shares up to an aggregate amount of outstanding depositary shares equal to the total number of depositary shares (subject to certain adjustments for issuances and changes in the number of shares represented by depositary receipts) that were originally approved by the ROC SFC and issued in connection with the offering may be effected, provided that the original offering plan approved by the ROC SFC in connection with such offering and the relevant deposit agreement and custody agreement provided for such reissuance. There can be no assurance that where necessary ROC regulatory approval can be obtained to permit the issuance of additional GDSs (see "Risk Factors - Risk Relating to the ROC - Foreign Exchange approvals may be necessary").

In the event that Deposited Property or any depositary receipts or Shares representing any Deposited Property become listed on a national securities exchange registered under Section 6 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), or quoted in a U.S. automated inter-dealer quotation system (within the meaning of Rule 144A(d)(3)(i) under the Securities Act), Acer Inc. shall notify the Depositary and the Custodian in writing of such listing or quotation and the Depositary and the Custodian shall refuse to accept any securities for deposit into the Rule 144A Facility unless the person making such deposit shall furnish evidence satisfactory to the Depositary, in its sole discretion, that the securities to be deposited were not, when issued, of the same class (within the meaning of Rule 144A(d)(3)(i) under the Securities Act) as the securities so listed or quoted.

2. Surrender of GDSs and Withdrawal of Deposited Property

On 28 June 2002 and thereafter, a Holder or Beneficial Owner may withdraw and hold the Shares represented by such GDSs or request the Depositary to sell or cause to be sold on behalf of such Holder or Beneficial Owner the Shares represented by such GDSs, provided that Acer Inc. has delivered to the Custodian physical share certificates in respect of the Shares to be withdrawn or sold, in accordance with the procedures set forth in the following paragraphs.

A Holder or Beneficial Owner shall not currently be entitled to delivery to him of the Deposited Property represented by surrendered GDSs. However, upon the latter to occur of (i) delivery of the Company to the Custodian of the physical share certificates in respect of the Certificate of Payment deposited as part of the Initial Deposit and (ii) the expiration of a three-month period after the Initial Deposit, and subject to ROC law, a Holder or Beneficial Owner shall be entitled to order that the Deposited Property be withdrawn and delivered to the Holder or Beneficial Owner, or his order, or withdrawn and sold upon (i) surrender of GDSs by (a) receipt by the Depositary at its Principal New York Office of written notice from DTC or its nominee that it has received written instructions from a Beneficial Owner to surrender such Beneficial Owner's interest in the GDSs evidenced by a Master GDR, with a corresponding adjustment to the Depositary's account at DTC or (b) the delivery of a GDR at the Principal New York Office of the Depositary, which certificate is properly endorsed or accompanied by properly executed instruments of transfer, (ii) payment of all applicable fees, taxes and other charges, including those listed in Paragraphs 17 and 19 and (iii) delivery to the Depositary of written instructions directing the Depositary to cause the Deposited Property being withdrawn to be (subject to applicable clearing procedures and provisions of the Articles of Incorporation of Acer Inc.) delivered to the Holder's or Beneficial Owner's agent in the ROC or sold in accordance with applicable ROC law through a securities company in the ROC specified in such written order (or, if no securities company is specified, such sale shall be transacted through a securities company or companies selected by the Depositary in its sole discretion).

Any such sale of Shares under the foregoing Paragraph shall be at the risk and expense of the Holder or Beneficial Owner requesting such sale. The Depositary gives no assurance, which each Holder and Beneficial Owner so acknowledges and agrees to, that the Depositary will be able to effect any sale of Shares in a timely manner or at a specified price, particularly during periods of illiquidity or volatility with respect to the Shares.

No request for such a withdrawal or sale will be accepted and no such sale or withdrawal shall be completed prior to the later of (i) expiration of a three-month period after the Initial Deposit; and (ii) the delivery by the Company of the Physical Share Certificates in respect of the Certificate of Payment deposited as part of the Initial Deposit.

Upon receipt of any proceeds from any such sale, the Depositary shall convert or cause to be converted any such proceeds into US Dollars and distribute any such proceeds after deduction or payment of any fees and expenses incurred in connection with such sale as provided herein. Any such sale may be subject to ROC taxation on capital gains and will be subject to a securities transaction tax.

A Holder shall, subject to satisfying ROC requirements for direct investment, be entitled to delivery to him, or upon his order in accordance with written instructions, of the Deposited Property represented by the surrendered GDSs upon (i) surrender of such GDSs by (a) receipt by the Depositary at its Principal New York Office of written instructions from DTC or its nominee to surrender such interest in the GDSs evidenced by a Master GDR, with a corresponding adjustment to the Depositary's relevant account at DTC or (b) the delivery of a GDR at the Principal New York Office of the Depositary, which GDR certificate is properly endorsed or accompanied by properly executed instruments of transfer, (ii) payment of all applicable fees, taxes and other charges, including those listed in Paragraphs 17 and 19, (iii) delivery to the Depositary of written instructions in a form approved by the Depositary directing the Depositary to cause the Deposited Property being withdrawn to be (subject to applicable clearing procedures and provisions of the Articles of Incorporation of Acer Inc.) either physically or, if permitted by applicable laws, electronically delivered to or upon the written order of the person or persons designated in such order and (iv) receipt by the Depositary of a duly executed and delivered certificate acceptable to the Depositary substantially in one of the following forms as appropriate (or in such other form as the Depositary may from time to time direct or approve):

(1) Rule 144A GDSs:

"A. We acknowledge (or if we are acting for the account of another person, such person has confirmed to us that it acknowledges) that the Rule 144A GDSs and the Shares represented thereby have not been and will not be registered under the Securities Act.

B. We certify that either:

(a) we are a qualified institutional buyer as defined in Rule 144A under the Securities Act (a "QIB") acting for our own account or for the account of one or more QIBs, and either:

(i) we have (or it has) sold or otherwise transferred, or agreed to sell or otherwise transfer and at or prior to the time of withdrawal will have sold or otherwise transferred, the Rule 144A GDSs or the Shares in accordance with Regulation S under the Securities Act and we are (or it is), or prior to such sale we were (or it was), the Beneficial Owner of the Rule 144A GDSs; or

(ii) we have (or it has) sold or otherwise transferred, or agreed to sell or otherwise transfer and at or prior to the time of withdrawal will have sold or otherwise transferred, the Rule 144A GDSs or the Shares to another QIB in accordance with Rule 144A under the Securities Act and we are (or it is), or prior to such sale we were (or it was), the Beneficial Owner of the Rule 144A GDSs; or

(iii) we (or it) will be the beneficial owner of the Shares upon withdrawal and, accordingly, we agree (or if we are acting for the account of one or more QIBs, each such QIB has confirmed to us that it agrees) that (x) we (or it) will not offer, sell, pledge or otherwise transfer the Shares except (A) to a person whom we reasonably believe (or it and anyone acting on its behalf reasonably believes) is a QIB in a transaction meeting the requirements of Rule 144A under the Securities Act, (B) in accordance with Regulation S under the Securities Act or (C) in accordance with Rule 144 under the Securities Act (if available), in each case in accordance with any applicable securities laws of any state of the United States, and (y) we (or it) will not deposit or cause to be deposited such Shares into any depositary receipt facility established or maintained by a depositary bank (including any such facility maintained by the Depositary), other than a Rule 144A restricted depositary receipt facility, so long as such Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act; or

(b) we are located outside the United States (within the meaning of Regulation S under the Securities Act); we acquired, or have agreed to acquire and at or prior to the time of the withdrawal will have acquired, the Rule 144A GDSs or the Shares outside the United States (within the meaning of Regulation S under the Securities Act); and we are, or upon acquisition thereof will be, the Beneficial Owner of the Rule 144A GDSs or the Shares.

C. If we are a broker-dealer, we further certify that we are acting for the account of our customer and that our customer has confirmed the accuracy of the representations contained in paragraph B above that are applicable to it (including the representations with respect to beneficial ownership) and, if sub-paragraph B(a)(iii) is applicable to our customer, has confirmed that it will comply with the agreements set forth in sub-paragraph B(a)(iii)."

(2) International GDSs (required only during the Restricted Period):

"A. We acknowledge (or if we are acting for the account of another person, such person has confirmed to us that it acknowledges) that the International GDSs and the Shares represented thereby have not been and will not be registered under the Securities Act.

B. We certify that either:

(a) we are located outside the United States (within the meaning of Regulation S under the Securities Act), and either:

(i) we have sold or otherwise transferred, or agreed to sell or otherwise transfer and at or prior to the time of withdrawal will have sold or otherwise transferred, the International GDSs or the Shares in accordance with Regulation S under the Securities Act and we are, or prior to such sale or other transfer we were, the Beneficial Owner of the International GDSs; or

(ii) we have sold or otherwise transferred, or agreed to sell or otherwise transfer and at or prior to the time of withdrawal will have sold or otherwise transferred, the International GDSs or the Shares to a qualified institutional buyer as defined in Rule 144A under the Securities Act (a "QIB") in accordance with Rule 144A and, accordingly, we are separately causing instructions to be given to the Custodian to deposit such Shares in the Rule 144A Facility and to the Depositary for the issuance of a certificate evidencing Rule 144A GDSs upon receipt of the proper certification on behalf of the purchaser and otherwise in accordance with the terms and conditions of the Deposit Agreement and we are, or prior to such sale or other transfer we were, the Beneficial Owner of the International GDSs; or

(iii) we will be the beneficial owner of the Shares upon withdrawal and, accordingly, we agree that, during the Restricted Period, we will not offer, sell, pledge or otherwise transfer the Shares except (A) to a person whom we (and anyone acting on our behalf) reasonably believe is a QIB in a transaction meeting the requirements of Rule 144A or (B) in accordance with Regulation S under the Securities Act; or

(b) we are a QIB acting for our own account or for the account of one or more QIBs; we have agreed to acquire (or it has agreed to acquire) the International GDSs or the Shares in a transaction which we understand is being made in reliance upon Rule 144A and, accordingly, we (or it) are separately taking all action necessary to cause the Shares being withdrawn to be deposited in the Rule 144A Facility and for the issuance of a certificate evidencing Rule 144A GDSs.

C. If we are a broker-dealer, we further certify that we are acting for the account of our customer and that our customer has confirmed (i) the accuracy of the representations contained in paragraph B hereof that are applicable to it and, if paragraph B(a)(iii) is applicable to our customer, has confirmed that it will comply with the affiliate agreements set forth in paragraph B(a)(iii) above."

Upon compliance with the foregoing conditions, the Depositary shall direct the Custodian to deliver, without unreasonable delay the Deposited Property represented by the surrendered GDSs in accordance with such written instructions; provided, however, that the Depositary may deliver at its Principal New York Office any dividends or distributions (other than dividends or distributions consisting of Shares) with respect to the Deposited Property, or any proceeds of the sale of any dividends, distributions (other than dividends or distributions consisting of Shares) or rights, with respect to the Deposited Property which may at the time be held by the Depositary.

Under current ROC law as in effect on the date of the Deposit Agreement, a Holder wishing to withdraw and hold underlying Shares from the Facility is required to appoint an eligible agent in the ROC to open a securities trading account with a local brokerage firm (after receiving an approval from the Taiwan Stock Exchange) and a bank account (the securities trading account and the bank account collectively, the "Accounts"), pay ROC taxes, remit funds, exercise shareholders' rights and perform such other functions as may be designated by such withdrawing Holder. In addition, such withdrawing Holder is also required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without the opening of such Accounts, the withdrawing Holder would not be unable subsequently to sell the underlying Shares withdrawn from the Facility on the Taiwan Stock Exchange or otherwise.

Under ROC law as in effect on the date of the Deposit Agreement, PRC persons ***are not permitted*** *to withdraw and hold the underlying Shares from the depositary receipt facility or to register as shareholders of Acer Inc. Under ROC law as in effect of the date of the Deposit Agreement, "PRC person" means an individual holding a passport issued by the PRC, a resident of any area of China under the effective control or jurisdiction of the PRC (excluding Hong Kong, or Macau, if so excluded by applicable laws of the ROC), any agency or instrumentality of the PRC and any corporation, partnership or other entity organized under the laws of any such area or controlled or beneficially owned by any such person, resident, agency or instrumentality.*

Holders of GDSs withdrawing Shares represented by GDSs are also required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. Such agent must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of such withdrawing holder's ROC tax obligations. Evidence of the appointment of such agent and the approval of such appointment by the ROC tax authorities may be required as conditions to such withdrawing holder's repatriation of the profit derived from the sale of withdrawn Shares. There can be no assurance that such withdrawing holder of GDSs will be able to appoint and obtain approval for such agent in a timely manner.

Under ROC law as in effect on the date of the Deposit Agreement, capital gains on ROC securities transactions are exempt from income tax. This exemption currently applies to capital gains derived from the sale of common stock, including the Shares. On January 4, 1996, the ROC Legislative Yuan passed a bill for the amendment of the ROC Income Tax Law that would have eliminated the exemption from the ROC income tax for gains realized on the sale of ROC securities and imposed a capital gains tax. On January 12, 1996, this amendment was repealed by the Legislative Yuan. The reintroduction of a capital gains tax would require the Legislative Yuan to engage in the full legislative process for the enactment of tax legislation. However, there can be no assurance that the ROC tax authorities will not impose a capital gains tax in the future on securities transactions in the ROC or on sales of shares underlying GDSs.

Prior to expiration of the Restricted Period, no Holder or Beneficial Owner may transfer International GDSs or Shares represented thereby to, or for the account of, a QIB unless such Holder or Beneficial Owner (i) withdraws such Shares in accordance with this Paragraph 2 and (ii) causes instruction to be given to the Custodian to deposit such Shares in the Rule 144A Facility and to the Depositary for the issuance of a certificate evidencing Rule 144A GDSs to or for the account of such QIB. Issuance of such Rule 144A GDSs shall be subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Shares and the issuance of Rule 144A GDSs, including delivery of the duly executed and completed written certificate and agreement set forth in Paragraph 1 above by or on behalf of the person who will be the Beneficial Owner of such Rule 144A GDSs.

At the request, risk and expense of (and for the account of) the Holder surrendering a GDS, and provided that payment of any applicable fee, tax or other governmental charge shall have been made in accordance with Paragraph 17, the Depositary shall direct the Custodian to forward any cash or other property (other than rights) comprising, and forward a certificate or certificates (if certificates may be delivered) and other proper documents of title, if any, for, the Deposited Property represented by the surrendered GDSs to the Depositary for delivery at the Principal New York Office of the Depositary.

The Depositary shall only honor requests for withdrawal or sale of whole numbers of Deposited Shares or other Deposited Property. In the case of surrender of a GDS representing other than a whole number of Deposited Shares or Deposited Property, the Depositary shall direct the Custodian to deliver the maximum whole number of Deposited Shares or other Deposited Property represented by the surrendered GDSs. Any remaining fractional Deposited Property shall become the property of the Depositary in its individual capacity.

Trading restrictions on the Taiwan Stock Exchange may result in the price per Share of any lot of Shares other than in an integral multiple of 1,000 Shares being lower than the price of integral multiples of 1,000 Shares.

The Depositary may suspend the withdrawal of all or any category of Deposited Property during any period when the register of Holders ("Register") is closed or the register of shareholders of Acer Inc. is closed or whenever the Depositary considers such action to be necessary or advisable.

3. Form of, Title to and Transfer of GDSs; Combination and Split-up of GDSs

Except as provided below, Rule 144A GDSs will be issued only in the form of and evidenced by a single Rule 144A Master GDR and the International GDSs will be issued only in the form of and evidenced by a single International Master GDR. During any period in which GDSs are evidenced by the Master GDRs, ownership of the GDSs may be held only through ownership of beneficial interests in the GDSs evidenced by the Master GDRs, which beneficial ownership shall be shown on, and the transfer of such beneficial ownership shall be effected only through, records maintained by (i) DTC or its nominee (with respect to DTC participants' interests) or (ii) institutions that have accounts with DTC ("DTC participants") or entities which have accounts with DTC participants (such as Euroclear or Clearstream).

The Master GDRs will only be exchanged for definitive GDRs in registered form in the circumstances described in (i), (ii), (iii) or (iv) below, in whole but not, except in the case of (iv) below, in part. The Depositary agrees to deliver definitive GDRs in registered form in exchange for the relevant Master GDRs to Holders within 60 days of the occurrence of the relevant event in the event that (i) DTC or any successor to DTC advises Acer Inc. in writing that it is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by Acer Inc. within 90 days; or (ii) DTC or any successor ceases to be a "clearing agency" registered under the Exchange Act; or (iii) either DTC, Clearstream or Euroclear is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business and no alternative clearing system satisfactory to the Depositary is available within 45 days; or (iv) the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs in definitive registered form. Upon the occurrence of the events described in (i) to (iii) above, Acer Inc. will use its best efforts to make arrangements with DTC, Clearstream and Euroclear, as the case may be, for the exchange of the Master GDR for individual GDR(s). In relation to (iv) above, any person appearing in the records maintained by DTC, Clearstream, and Euroclear, as the case may be, as entitled to any interest in a Master GDRs may require (if permitted by DTC, Clearstream or Euroclear procedures, as applicable) the Holder to procure the exchange of an appropriate part of the relevant Master GDR for a definitive individual GDR for the interest held by such person in the relevant Master GDR in the above circumstances upon notice to the Holder. Any such exchange shall be at the expense (including printing costs) of such person in the case of such appropriate part or at the expense of all such persons in case of an exchange of the whole of the relevant Master GDR for individual definitive GDRs.

Pursuant to the rules of DTC, Euroclear and Clearstream, in the event that Holders may obtain definitive GDR certificates from the Depositary, any beneficial owner may request DTC, Euroclear and Clearstream or the DTC, Euroclear and Clearstream participant with whom they maintain an account to procure on its behalf an individual physical GDR in its name in an amount equal to the beneficial interest that such beneficial owner owns in the relevant Master GDR Certificate.

In the event that definitive GDRs are issued, a transfer agent will be appointed in the United Kingdom.

GDRs may bear such legends as are required to be placed thereon pursuant to the Deposit Agreement or as Acer Inc. and the Depositary may require in order to assure compliance with any applicable law. Each GDR will also bear the appropriate Securities Act Legends.

See "Transfer Restrictions and Settlement" below for the text of such legends and other transfer restrictions.

Title to a GDR (and to each GDS evidenced thereby) is transferable as in the case of a certificated security in accordance with the laws of the State of New York; provided, however, that the Depositary and Acer Inc., notwithstanding any notice to the contrary, may deem and treat the Holder of any GDR as the absolute owner thereof for any purpose, including, without limitation, the purpose of determining the person entitled to distributions in respect of or to receive any notice provided for in the Deposit Agreement and neither the Depositary nor Acer Inc. shall have any obligation or be subject to any liability under the Deposit Agreement to any holder thereof unless such holder is the registered Holder thereof.

The Depositary shall keep books at its Principal New York Office for the registration and transfer of GDRs which shall be open during the Depositary's normal business hours for inspection by Holders and Acer Inc.; provided, however, that neither the Holders nor Acer Inc. may so inspect the books for the intention of communicating with Holders in the interest of a business or purpose other than the business of Acer Inc. or a matter related to the Deposit Agreement or GDRs. The Depositary shall, without unreasonable delay, register transfers of GDSs on its transfer books upon surrender of a GDR at the Depositary's Principal New York Office by the Holder thereof (in person or by duly authorised attorney), properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice and the accurate completion of the certifications appearing on the GDR relating to compliance with the restrictions on transfer hereof) and duly stamped as may be required by any applicable law. Thereupon, the Depositary shall execute one or more new GDRs in the appropriate form and deliver the same to or upon the order of the person entitled thereto, or adjust the GDSs evidenced by the relevant Master GDR, subject to receipt of any certifications and agreements by such person as the Depositary and Acer Inc. may require in order to comply with applicable laws.

The Depositary shall upon surrender of a GDR for the purpose of effecting a split-up or combination thereof, execute and deliver one or more new GDR certificates in the name of the same Holder which shall evidence the same aggregate number and type of GDSs as the GDR surrendered.

4. Cash Distributions

Whenever the Depositary or its nominee receives any cash distribution in respect of any Deposited Property (including any amounts received in the liquidation of Acer Inc.), the Depositary shall, subject to the terms of Paragraph 9, convert or cause the conversion of all or any portion of such dividend or distribution into United States Dollars in accordance with Paragraph 9 and shall distribute such amount (without liability for interest) to the Holders entitled thereto in proportion to the number of GDSs held by them respectively, after deduction or upon payment of the fees and expenses of the Depositary and the Custodian. The Depositary shall distribute only such amount as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributable shall be held by the Depositary (without liability for interest) and shall be added to the next cash distribution received by the Depositary or its nominee for distribution to the Holders.

5. Distributions in Shares

Whenever the Depositary or its nominee receives any free distribution of Shares in respect of any Deposited Property, the Depositary may deliver proportionately to the Holders entitled thereto additional GDSs which represent the number of Shares received as such free distribution, after deduction or upon payment of the fees and expenses of the Depositary and the Custodian. If for any reason, however, (including any requirement that Acer Inc. or the Depositary withhold, or make an advance payment of, an amount on account of taxes or other governmental charges or that such Shares must be registered under the Securities Act in order to be distributed to Holders or due to the fractional entitlements which would otherwise result) the Depositary deems such distribution not to be practicable, the Depositary may, with written notice to Acer Inc., (i) adopt such other method as it may deem equitable and practicable for the purpose of effecting such distribution, including the public or private sale of any or all of the Shares thus received, and the net proceeds of any such sale (after payment of and reimbursement of advances to pay any taxes or governmental charges) shall be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash or (ii) refrain from effecting such distribution altogether. If additional GDSs are not so delivered (except pursuant to the preceding sentence), each GDS shall thenceforth also represent its proportionate interest in the additional Shares distributed upon the Deposited Property represented thereby. In lieu of delivery of additional GDSs for fractional GDSs in any such case, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds, in United States Dollars, in the manner described in Paragraph 4.

6. Distributions of Rights

Whenever Acer Inc. offers to the holders of Deposited Property any rights to subscribe or acquire Shares, securities or other assets by way of rights, the Depositary shall:

(i) if the Depositary determines that it is lawful and practicable to do so, and after deduction or upon payment of the fees and expenses of the Depositary and any applicable fees, taxes or other charges, make such rights available to Holders or Beneficial Owners by such method as it may deem practicable in proportion to the number of GDRs held by them respectively; and/or

(ii) if the Depositary in its discretion determines that it is not lawful or not practicable to make such rights available to Holders or Beneficial Owners, use its reasonable efforts to sell such rights or instruments evidencing such rights, if a market therefor is available, at public or private sales, at such place or places and upon such terms as it may deem reasonable and proper and, after deduction or upon payment of the fees and expenses of the Depositary and any applicable fees, taxes or other charges, allocate the net proceeds of such sales for the account of the Holders otherwise entitled to such rights upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any GDR or GDRs, or otherwise; and/or

(iii) if the Depositary in its discretion determines that it is lawful and practicable, it may, after deduction or upon payment of the fees and expenses of the Depositary and any applicable fees, taxes or other charges, and upon provision of any documents, statements or certifications that it may specify, take such action as is necessary for the rights to be exercised and the securities obtained upon the exercise thereof to be sold in a transaction meeting the requirements of Regulation S under the Securities Act or to be resold in a transaction meeting the requirements of Rule 144A under the Securities Act to, or privately placed with, those Holders or Beneficial Owners to whom such sales or resales may be made without the rights or the securities to which such rights relate being registered under the Securities Act.

If by the terms of such rights offering or by reason of applicable law, the Depositary may neither make such rights available to Holders, nor dispose of such rights and make the net proceeds available to Holders nor exercise such rights and sell the securities offered upon the exercise thereof to be sold to Holders or Beneficial Owners, then the Depositary shall allow the rights to lapse. The Depositary and its nominees will not be responsible for any failure to determine that it may be lawful or practicable to make such rights available to Holders or Beneficial Owners in general or to any Holder or Beneficial Owner or Holders or Beneficial Owners in particular.

If registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for Acer Inc. to offer such rights to Holders or Beneficial Owners or to sell the securities to which such rights relate or to take other action with respect to such rights or securities, the Depositary will not so offer, sell or act unless and until a registration statement (under the Securities Act or any other applicable laws) is in effect or unless such offering, sale or action is exempt from registration under the provisions of such law as determined by counsel for Acer Inc. in an opinion, in form and substance and from counsel satisfactory to the Depositary, delivered to the Depositary. Neither Acer Inc. nor the Depositary shall have any obligation to register such rights or such securities under the Securities Act or any other applicable law or take any other actions necessary to permit such offering or sale and they shall not be liable for any losses, damages or expenses resulting from any failure to do so.

7. Distributions Other Than Cash, Shares or Rights

Whenever the Depositary or its nominee shall receive any distribution upon any Deposited Property in property other than cash, Shares or rights relating to any Deposited Property, the Depositary shall cause the property so received to be distributed to the Holders entitled thereto, after deduction or upon payment of the fees and expenses of the Depositary and the Custodian and any applicable fees, taxes or other charges, in proportion to the number of GDSs held by them respectively, in any manner that the Depositary may deem equitable and practicable; provided, however, that if in the opinion of the Depositary it cannot cause such property to be distributed or such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including any requirement that Acer Inc., the Custodian or the Depositary withhold, or make an advance payment of, an amount on account of taxes or other governmental charges or such property consists of securities that must be registered under the Securities Act in order to be distributed to Holders) the Depositary deems such distribution not to be practicable, the Depositary may adopt such method as it may deem equitable and practicable to distribute such property, including the public or private sale of any or all of the property thus received and the distribution of the net proceeds of such sale to the Holders in the manner described in Paragraph 4.

8. Issuance of Additional Shares, Etc.

In the event of any issuance of additional Shares or of other securities (including rights and convertible or exchangeable securities) as a distribution with respect to any Deposited Property to Holders for cash or other consideration, the Depositary shall not distribute any such additional Shares or other securities to the Holders unless Acer Inc. shall have furnished to the Depositary a written opinion, from United States counsel for Acer Inc. approved by the Depositary, stating in the opinion of such counsel that either there is a registration statement in effect which will cover the issuance and distribution of such Shares or securities or the issuance and distribution of such Shares or securities is exempt from the registration requirements of the Securities Act.

9. Conversion of Foreign Currency

Whenever the Depositary receives any currency, other than United States Dollars, by way of distributions in respect of Deposited Property or the net proceeds from the sale of securities, property or rights, and if at such time such currency can in the judgment of the Depositary be converted on a practicable basis into United States Dollars and distributed to the Holders entitled thereto, the Depositary shall convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into United States Dollars and then distribute the same (less any reasonable and customary expenses incurred by the Depositary in the conversion of the foreign currency) to the Holders entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such United States Dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such distribution shall be made upon an averaged or other practicable basis at the sole discretion of the Depositary without regard to any distinctions among Holders on account of any application of exchange restrictions or otherwise.

If such conversion or distribution generally or with regard to a particular Holder can be effected only with the approval or license of any government or agency thereof, the Depositary shall file such application for approval or license, if any, as it may deem appropriate and no such conversion or distribution shall be made until such license or approval is received.

Generally, ROC law requires certain approvals in connection with the conversion of NT Dollars and other currencies (see "Risk Factors - Risk Relating to the ROC - Foreign exchange approvals may be required"). If at any time the Depositary determines that in its judgment any foreign currency received by the Depositary is not convertible on a practicable basis into United States Dollars distributable to Holders entitled thereto, or if any approval or licence of any government or authority or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary to, or in its discretion may hold such foreign currency (without liability for interest) for the respective accounts of, the Holders entitled to receive the same.

If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some Holders entitled thereto, the Depositary may in its discretion make such conversion and distribution in United States Dollars to the extent permissible to the Holders for whom such conversion and distribution is practicable and may, subject to any applicable laws or regulations, distribute the balance of the foreign currency received by the Depositary to, or hold such balance (without liability for interest) for the account of, the Holders for whom such conversion and distribution is not practicable.

10. Fixing of Record Date

Whenever any cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued, with respect to the Deposited Property; whenever the Depositary causes a change in the number of Shares that are represented by each GDS; whenever the Depositary shall receive notice of any meeting which is to include holders of Shares or other Deposited Property or at which holders of Shares or other Deposited Property are entitled to vote; or whenever the Depositary finds it necessary or convenient in respect of any matter, the Depositary shall fix a record date (a) for the determination of the Holders who shall be entitled to receive or exercise such property or right, (b) for the determination of Holders who will be entitled to give instructions for the exercise of voting rights at any such meeting, and (c) for the effectiveness of any change in the number of Shares represented by GDSs, which shall be the same date or as near as practicable to the corresponding record date fixed by Acer Inc. as the Depositary determines practicable. The Holders on such record date shall be entitled to receive such property or exercise such rights or be entitled to give such instructions and, in the case of fixing the date on or after which each GDS will represent a changed number of Shares, each GDS will represent a changed number of Shares with effect from such date.

11. Voting of Deposited Property

Holders and Beneficial Owners will have no voting rights with respect to the Deposited Property except as set forth herein. Each Holder and Beneficial Owner shall be deemed, by acceptance of GDSs or acquisition of any beneficial interest therein, to have authorised and directed the Depositary to vote, without liability, the Deposited Property as set forth below.

Each Holder does not have individual voting rights attaching to the Deposited Property. According to the ROC Company Law (as in effect as of the date hereof), the voting rights attaching to the Deposited Property should be exercised by the Depositary's nominee, as representative of the Holders, collectively in the same manner, except for election of directors and/or supervisors.

Acer Inc. shall provide to the Depositary sufficient copies, as the Depositary may reasonably request, of an English translation of the notices of meetings of the shareholders of Acer Inc. and the agenda therefor, (containing the list of candidates proposed by Acer Inc. in the case of an election of directors and supervisors) upon receipt of such notices the Depository shall deliver to Holders a copy of the materials received from the Company together with a Depository Notice (the "Depository Notice") describing the manner in which Holders may give instructions to the Depositary to vote for or against each and any resolution specified in the agenda for the meeting. Notwithstanding anything herein to the contrary, however, where Acer Inc. fails to supply an English translation of the notices of meetings of shareholders of Acer Inc. containing the requisite information to the Depositary on a business day that is at least 24 calendar days prior to the meeting of shareholders (such period covering the date of dispatch of such notice and the date of the meeting of shareholders), the Depositary is under no obligation to deliver Depository Notices to Holders and will endeavor to cause all Deposited Shares represented by the GDSs to be present at the relevant meeting of shareholders insofar as practicable and permitted under applicable law but will not vote any such Deposited Shares; *provided, however*, that the Depositary may determine, at its sole discretion, whether to deliver notices and/or vote or not vote the Deposited Shares as it deems appropriate.

In order for a Holder's voting instructions to be valid, the voting instructions must be delivered to the Depositary by such date and in such manner as the Depositary may specify. Subject to the provisions of the next succeeding paragraph which shall apply to the election of directors and supervisor(s), if a Holder or Holders together holding at least 51 per cent of the GDSs (including global depositary shares representing Payment Certificates and Entitlement Certificates, if any) outstanding at the relevant record date shall instruct the Depositary to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisor(s)), the Depositary shall, subject to the third succeeding paragraph, notify the instruction to the Chairman of the Company (or such other person as he may designate and appoint the Chairman of the Company or that other person designated by him as the representative of the Depositary and the Holders to attend such meeting and vote all the Deposited Property represented by GDSs in the manner so instructed by such Holders in relation to such resolution or resolutions (other than the election of directors or the supervisor(s)) (the "Voting Instruction"); provided that the Depositary shall take such action as is necessary for the Deposited Property to, and the Deposited Property shall in such event, be counted for purposes of satisfying applicable quorum requirements unless the Chairman of the Company determines otherwise.

The Depositary shall, subject to the second succeeding paragraph, notify the instructions for the election of directors and supervisor(s) timely and validly received from Holders to the Chairman of the Company (or such other person as he may designate) and appoint the Chairman of the Company or that other person designated by him as the representative of the Depositary and the Holders to attend such meeting and vote the Deposited Property represented by GDSs as to which the Depositary shall have received instructions from Holders for the election of directors and supervisor(s) in the manner so instructed. Such Holders who, by the date specified by the Depositary, shall not have delivered instructions to the Depositary, shall be deemed to have instructed the Depositary to authorise the Chairman of the Company (or such other person as the Chairman may designate and appoint the Chairman of the Company or that other person designated by him as the representative of the Depositary and the Holders) to attend such meeting and vote, at his sole discretion, all the Deposited Property represented by GDSs as to which the Depositary shall have not received instructions from the Holders for the election of directors and supervisor(s), which may not be in the best interests of the Holders or the Beneficial Owners; provided, however, that no such authorisation shall be given with respect to any election of directors or supervisor(s) as to which the Chairman of the Company informs the Depositary that he does not wish to be so authorised, in which event the Depositary shall not vote at the relevant meeting any Deposited Property represented by GDSs, as to which the Depositary shall have not received instructions from the Holders for the election of directors and supervisor(s); provided further, however, that the Depositary shall take such action as is necessary for the Deposited Property to, and the Deposited Property shall in such events, be counted for the purpose of satisfying applicable quorum requirements unless the Chairman of the Company determines otherwise. If, for any reason (other than in the case of the election of directors or supervisor(s)), the Depositary has not by the date specified by it received instructions from a Holder or Holders together holding at least 51 per cent of all the GDSs outstanding (including global depositary shares representing Payment Certificates and Entitlement Certificates, if any) at the relevant record date to vote in the same manner in respect of any resolution (other than the election of directors or supervisor(s)), then, such Holders shall be deemed to have instructed the Depositary to authorise, subject to the following paragraph, the Chairman of the Company or such other person as the Chairman may designate and appoint the Chairman of the Company (or that other person designated by him as the representative of the Depositary and the Holders) to attend such meeting and vote, at his sole discretion, all the Deposited Property represented by GDSs, which may not be in the interests of the Holders or Beneficial Owners; provided, however, that no such authorisation shall be given with respect to any matter as to which the Chairman of the Company informs the Depositary that he does not wish to be so authorised, in which event the Depositary shall not vote at the relevant meeting; and provided further, however, that the Depositary shall take such action as is necessary for the Deposited Property to, and the Deposited Property shall in such events, be counted for the purpose of satisfying applicable quorum requirements unless the Chairman of the Company determines otherwise.

The Depositary's notification of a Voting Instruction or grant of an authorisation to vote in the manner and circumstances described in the preceding paragraphs shall be subject to the receipt (at the sole cost and expense of the Depositary) by it prior to each shareholders' meeting of an opinion of ROC counsel addressed to, and in form and substance satisfactory to, the Depositary, to the effect that under ROC law (i) the Deposit Agreement is valid, binding and enforceable against the Company and the Holders, and that the voting arrangement set forth herein is valid, binding and enforceable upon Holders and Beneficial Owners of GDRs, and (ii) the Depositary will not be deemed to be authorised to exercise any discretion when voting in accordance with this Paragraph and will not be subject to any potential liability under ROC law for losses arising from such voting on the ground that the voting in accordance with this Paragraph is in violation of ROC law. In the event that the Depositary does not receive such an opinion, the Depositary will endeavour to cause all Deposited Property represented by the GDRs to be present at the relevant shareholders meeting in so far as practicable and permitted under applicable law but shall not vote any such Deposited Property and the Depositary shall not notify the Chairman of the Company of a Voting Instruction or grant an authorisation to vote at such meeting. In such event, the Company and the Depositary shall take such actions, including the amendment of this Paragraph 11, as they shall deem appropriate to endeavor to provide for the exercise of voting rights attached to the Deposited Property at future shareholders' meetings of the Company in a manner consistent with applicable ROC law.

By continuing to hold GDSs, all Holders shall be deemed to have agreed to the provisions of this Paragraph 11 as this Paragraph 11 may be amended from time to time to comply with applicable ROC law.

The Depositary shall not, and the Depositary shall ensure that the Custodian and its nominees do not, exercise any discretion as to voting nor vote or attempt to exercise the right to vote that attaches to the Deposited Property, other than in accordance with instructions from Holders.

Beneficial Owners are entitled to exercise their voting rights only through the procedures of the respective Holders of the GDSs in which they have a beneficial interest.

The Articles of Incorporation of Acer Inc. provide that a holder of Shares has one vote for each Share, except that a holder of more than 3% of the total issued and outstanding Shares is not permitted to vote 5% of the number of Shares held by such holder in excess of 3%. However, the ROC Company Law was recently amended, effective as of November 14, 2001, to eliminate this voting discount requirement. Accordingly, Acer Sertek's. shareholders' meeting adopted a resolution to amend the Articles of Incorporation on December 17, 2001 to diminate the voting discount provision. Shares which have been withdrawn from the depositary facility and transferred on Acer Inc.'s register of members to a person other than the Depositary's nominee may be voted by the holders thereof. However, holders may not receive sufficient advance notice of shareholder meetings to enable them to withdraw the Shares and vote at such meetings.

12. Changes Affecting Deposited Property

Upon any change in par value, split-up, consolidation or any other reclassification of Deposited Property, or upon any recapitalisation, reorganisation, merger or consolidation of Acer Inc. or sale of assets affecting Acer Inc. or to which it is a party, any securities that shall be received by the Depositary or its nominee in exchange for, or in conversion of or in respect of Deposited Property shall be treated as Deposited Property, and the GDSs shall, subject to the terms of the Deposit Agreement and applicable laws (including any registration requirements of the Securities Act), thenceforth represent the right to receive the Deposited Property so received in exchange or conversion, unless new or additional GDSs are delivered pursuant to the following sentence. In any such case the Depositary may, and shall at Acer Inc.'s request, subject to the terms of the Deposit Agreement and if permitted by applicable law, execute and deliver additional GDRs or make appropriate adjustments in its records (as in the case of a dividend of Shares) or call for the surrender of outstanding GDRs to be exchanged for new GDRs specifically describing such new Deposited Property.

Notwithstanding the foregoing, in the event that the Depositary determines that any security or property so received may not be lawfully or practicably distributed to all or certain Holders, the Depositary may sell such securities or property at public or private sale, at such place or places and upon such terms as it may deem proper, and may allocate the net proceeds of such sales (after payment of the expenses thereof and any taxes or governmental charges) for the account of the Holders otherwise entitled to such securities or property upon an averaged or other practicable basis without regard to any distinctions among such Holders and distribute the net proceeds so allocated to the extent practicable in the manner described in Paragraph 4.

Promptly upon receipt of written notice from Acer Inc. of the occurrence of any such change, conversion, exchange or replacement covered by this Paragraph in respect of the Deposited Property, the Depositary shall forward such notice or summary thereof in writing, at Acer Inc.'s expense, to all Holders.

13. Limitations on and Suspension of Delivery, Transfer and Other Transactions Relating to GDRs

As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any GDR or the delivery of any distribution in respect thereof or the withdrawal of any Deposited Property, the Depositary or the Custodian may require from the Holder, the presenter of a GDR, the depositor of Shares or the presenter of written instructions: (i) payment of any applicable fees, taxes and other charges listed in Paragraphs 17 and 19; (ii) proof satisfactory to it as to the identity and genuineness of any signature, including but not limited to, a signature guarantee in accordance with industry practice; (iii) delivery of such certifications and documents referred to in the Deposit Agreement or as Acer Inc. may from time to time specify in writing to the Depositary to assure compliance with the Securities Act (it being understood that the Depositary shall have no responsibility for such compliance other than to obtain such certifications as Acer Inc. may reasonably specify); and (iv) compliance with such other restrictions, if any, as the Depositary and Acer Inc. may establish consistent with the provisions of the Deposit Agreement.

The delivery of GDSs against, or adjustments in the records of the Depositary to reflect, deposits of Shares generally or of particular Shares may be suspended or withheld, or the registration of transfer of GDRs in particular instances may be refused, or the registration of transfer generally may be suspended, or the surrender of outstanding GDSs on the receipt of written instructions for the purpose of withdrawal of Deposited Property may be suspended, during any period when the transfer books of the Depositary or Acer Inc. (or the appointed agent of Acer Inc. for the transfer and registration of Shares) are closed or if any such action is deemed in good faith to be necessary or advisable by Acer Inc. or the Depositary at any time or from time to time.

The Depositary may engage or be interested in any financial or other business transactions with Acer Inc. or any of its subsidiaries or affiliates or in relation to the Deposited Property (including, without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or beneficially own GDRs for its own account and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a bank, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and any sales of property) in any such case without accounting to Holders or Beneficial Owners or any other person for any profit arising therefrom.

If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law or regulation in the ROC in order for the Depositary to receive from Acer Inc. Shares to be deposited under these Provisions, or in order for Shares, other securities or other property to be distributed under Paragraphs 4, 5, 7 or 8 or to be subscribed under Paragraph 6, Acer Inc. shall apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. The Depositary shall not be obliged to distribute GDSs, Shares, other securities or other property with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent or permit or to file any such report.

The Depositary may issue GDSs against evidence of rights to receive Shares from Acer Inc. or any Custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof.

14. Pre-Release

In its capacity as Depositary, the Depositary shall not lend Deposited Shares or GDSs. However, the Depositary may, when a Holder of GDSs requests that the Depositary cancel the GDSs, cause the Deposited Shares to be sold and deliver the proceeds of the sale prior to the receipt and cancellation of GDSs (each such transaction a "Pre-Cancellation Deposited Share Sale"). Each such Pre-Cancellation Deposited Share Sale will be:

(a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom the proceeds of the sale of Shares are to be delivered which, (i) represents that at the time of the Pre-Cancellation Deposited Share Sale the Applicant or its customer owns the GDSs that are to be delivered by the Applicant under such Pre-Cancellation Deposited Share Sale, (ii) agrees to indicate the Depositary owner of such GDSs in its records and to hold such GDSs in trust for the Depositary until such GDSs are delivered to the Depositary, (iii) unconditionally guarantees to deliver to the Depositary such GDSs and (iv) agrees to any additional restrictions or requirements that the Depositary deems appropriate;

(b) at all times fully collateralised with cash, United States government securities or such other collateral as the Depositary deems appropriate;

(c) terminable by the Depositary on not more than five business days' notice; and

(d) subject to such further indemnities and credit regulations as the Depositary deems appropriate.

At such time as and to the extent permitted by applicable law in the ROC, when a Holder requests cancellation of GDSs the Depositary may deliver Deposited Shares prior to the receipt and cancellation of GDSs (each such transaction a "Pre-Release Deposited Share Transaction"). Each such Pre-Release Deposited Share Transaction will be:

(a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom Deposited Shares are to be delivered which, (i) represents that at the time of the Pre-Release Deposited Share Transaction the Applicant or its customer owns the GDSs that are to be delivered by the Applicant under such Pre-Release Deposited Share Transaction, (ii) agrees to indicate the Depositary as owner of such GDSs in its records and to hold such GDSs in trust for the Depositary until such GDRs are delivered to the Depositary for cancellation, (iii) unconditionally guarantees to deliver to the Depositary such GDRs for cancellation and (iv) agrees to any additional restrictions or requirements that the Depositary deems appropriate;

(b) at all times fully collateralised with cash, United States government securities or such other collateral as the Depositary deems appropriate;

(c) terminable by the Depositary on not more than five business days' notice; and

(d) subject to such further indemnities and credit regulations as the Depositary deems appropriate.

To the extent permitted by applicable law in the ROC, the Depositary may issue GDSs against evidence of rights to receive Deposited Shares from Acer Inc., any agent of Acer Inc. or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Deposited Shares. Such evidence of rights shall consist of written blanket or specific guarantee of ownership of Deposited Shares furnished on behalf of the holder thereof. In addition, at such time as and to the extent permitted by applicable law in the ROC, the Depositary may issue GDSs prior to the receipt of Deposited Shares (each such transaction a "Pre-Release GDS

Transaction") and the Depositary may receive GDSs in lieu of Deposited Shares in satisfaction thereof. Each such Pre-Release GDS Transaction will be:

(a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom GDSs are to be delivered which, (i) represents that at the time of the Pre-Release GDS Transaction the Applicant or its customer owns the Shares that are to be delivered by the Applicant under such Pre-Release GDS Transaction, (ii) agrees to indicate the Depositary as owner of such Shares in its records and to hold such Shares in trust for the Depositary until such Shares or GDSs are delivered to the Depositary or the Custodian, as applicable, (iii) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Deposited Shares or GDSs and (iv) agrees to any additional restrictions or requirements that the Depositary deems appropriate;

(b) at all times fully collateralised with cash, United States government securities or such other collateral as the Depositary deems appropriate;

(c) terminable by the Depositary on not more than five business days' notice; and

(d) subject to such further indemnities and credit regulations as the Depositary deems appropriate.

The Depositary will normally limit the number of Deposited Shares and/or GDSs involved in Pre-Release transactions described herein-above at any one time to 30 per cent of the Deposited Shares and/or GDSs outstanding (without giving effect to GDRs outstanding through other Pre-Release GDR Transactions), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of GDSs involved in Pre-Release GDS Transactions and the number of Deposited Shares involved in Pre-Release Deposited Share Transactions with any one person on a case-by-case basis as it deems appropriate.

The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to the paragraph above, but not the earnings thereon, shall be held for the benefit of the Holder.

ROC law presently prohibits Pre-Release GDR Transactions.

15. Lost or Mutilated GDR Certificates

In case any GDR certificate evidencing GDSs shall be mutilated, destroyed, lost or stolen, the Depositary shall execute and deliver a new GDR of like tenor, in exchange and substitution for such mutilated GDR upon cancellation thereof, or in lieu of and in substitution for such destroyed, lost or stolen GDR, upon the filing by the Holder thereof with the Depositary of (i) a request for such exchange, execution and delivery before the Depositary has notice that the GDR has been acquired by a bona fide purchaser, (ii) a sufficient indemnity bond in favor of the Depositary, (iii) payment to the Depositary of all the relevant fees, taxes, duties, charges, costs and expenses and (iv) upon satisfaction of any other reasonable requirements imposed by the Depositary.

16. Filing Proofs, Certificates and Other Information

Any person depositing Shares and any Holder or any Beneficial Owner may be required from time to time to file with the Depositary or its nominee such proof of citizenship, residence, exchange control approval, payment of all applicable taxes or other governmental charges, compliance with all applicable laws and regulations and the terms of the Deposit Agreement, or legal or beneficial ownership and the nature of such interest, to provide information relating to the registration on the books of Acer Inc. (or the appointed agent of Acer Inc. for the transfer and registration of Shares) of the Shares presented for deposit or other information, to execute such certificates and to make such representations and warranties as the Depositary or Acer Inc. may deem necessary or proper to enable the Depositary to perform its obligations under the Deposit Agreement. The Depositary may withhold the execution or delivery or registration of transfer of all or part of any GDS or GDR or the distribution of any cash, Shares, rights or other property or of the proceeds from the sale thereof or the withdrawal of any Deposited Property, or may refuse to adjust its records, until such proof or other information is filed or such certificates are executed or such representations and warranties are made to the Depositary's satisfaction.

17. Liability of Holders and Beneficial Owners for Taxes and Other Charges

The Depositary shall not be liable for nor be obligated to pay any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDSs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDS shall be payable by the Holder and Beneficial Owner thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDS in respect of any dividend or other distribution, any proceeds from sale of any Deposited Property or otherwise in respect of such GDS.

The Depositary may refuse, and Acer Inc. shall be under no obligation, to effect any registration of transfer of all or part of any GDR or any deposit or withdrawal of Deposited Property represented by GDRs until payment of all taxes, governmental and other charges listed in Paragraph 19 is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder hereof any part or all of the Deposited Property represented by GDSs, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or governmental or other charge, the Holder and the Beneficial Owner hereof remaining liable for any deficiency.

18. Representations and Warranties on Transfer of GDSs

Each person transferring GDSs or any beneficial interest therein shall be deemed thereby to acknowledge that the GDSs and the Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with the restrictions set forth in the applicable Securities Act Legends, and to represent and warrant that such transfer complies with such restrictions. The representations, warranties and agreements of this Paragraph shall survive any such transfer of the GDSs or beneficial interests therein.

19. Charges of Depositary

Holders and Beneficial Owners, as appropriate, agree to pay through deduction or otherwise:

(a) the fees of the Depositary (i) upon the issuance and delivery of GDSs against deposit of Shares or other depositary shares, except in connection with (i) the Initial Deposit and (ii) the deposit of Shares in connection with the issuance of a stock dividend of an amount up to $0.05 per GDS payable by the party receiving GDSs; (ii) upon the delivery of Deposited Shares or other Deposited Property against surrender of GDSs of an amount up to $0.05 per GDS (or fraction thereof) payable by the party surrendering GDSs; (iii) upon the distribution of dividends, sale of rights or other corporate action involving distributions in respect of Deposited Property of an amount up to $0.02 per GDS (or fraction thereof) payable by the party to whom distribution of dividends, or for whom the sale of rights, is made; (iv) upon the exercise of rights of an amount up to $0.05 per GDS (or fraction thereof), payable by the party to whom, or for whom, the exercise of rights is made or to whom the dividend is paid; (v) for issuing GDRs in definitive registered form in replacement of mutilated, defaced, lost, stolen or destroyed GDRs a sum per GDR which is determined by the Depositary to be a reasonable charge to reflect the work, costs (including but not limited to printing costs) and expense involved; and (vii) for issuing GDRs in definitive registered form (other than pursuant to (vi) above), a sum per GDR, which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved; and

(b) all (i) taxes and other governmental charges (including, but not limited to, any transfer, capital gains and stamp tax), (ii) registration, transfer, custody or other fees as may from time to time be in effect for the registration of transfers of Shares generally on the share register of Acer Inc. or its appointed agent for the registration of transfers and accordingly applicable to transfers of Shares to or from the name of the Depositary's nominee, as representative of the Holders, on the making of deposits as described in Paragraph 1 hereof or withdrawals as described in Paragraph 2 hereof, (iii) cable, telex, facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Shares or Holders or Beneficial Owners and (iv) reasonable and customary expenses and charges as are incurred by the Depositary in the conversion of foreign currency as described in Paragraph 9 hereof or in connection with other distributions to Holders as described in Paragraphs 4 to 7 hereof.

The right of the Depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of the Deposit Agreement and, as to any Depositary, the resignation of such Depositary as described in Paragraphs 25 and 27 for those fees, charges and expenses incurred prior to the effectiveness of such resignation.

20. Ownership Restrictions

Acer Inc. may restrict transfers of Shares if such transfer might result in ownership of Shares violating or exceeding limits under any applicable laws or regulations. Acer Inc. may also restrict transfers of GDSs if such transfer might result in the total number of Shares represented by GDSs beneficially owned by a single Holder or Beneficial Owner exceeding the limits imposed by any applicable laws or regulations. Acer Inc. may instruct the Depositary to take action with respect to the ownership interest of any Holder in excess of the limitations set forth in the preceding sentence, including, but not limited to, a mandatory sale or disposition on behalf of a Holder of the Shares represented by the GDSs owned by such Holder in excess of such limitation, if and to the extent such disposition is permitted by applicable law.

Each Holder and Beneficial Owner further agrees to make, and each Holder agrees to cause each Beneficial Owner which holds GDSs through such Holder to make, such disclosure of interests in GDSs or Shares as may be required to be made by such person under any laws, regulations or codes of practice applicable in the ROC whether or not the same may be enforceable against such person.

21. Company Notices, Reports and Communications

If, at any time, Acer Inc. is neither subject to Section 13 or Section 15(d) of the Exchange Act nor exempt from reporting thereunder pursuant to Rule 12g3-2(b) under the Exchange Act, Acer Inc. hereby undertakes to provide, upon request, to any Holder, Beneficial Owner or holder of a Share withdrawn from deposit upon surrender of a GDS and any prospective purchaser designated by a Holder, Beneficial Owner or holder of such Share copies of the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A under the Securities Act in connection with resales of GDSs and Shares. Except as otherwise provided herein, this obligation shall remain in effect until such time as no GDSs outstanding under the Deposit Agreement are deemed to be "restricted securities" as defined in Rule 144 under the Securities Act. Subject to receipt, the Depositary will deliver such information, during any period in which Acer Inc. informs the Depositary it is subject to the information delivery requirements of Rule 144A(d)(4), to any such Holder, Beneficial Owner or prospective purchaser but in no event shall the Depositary have any liability for any such information.

Acer Inc. does not currently intend to seek an exemption from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder.

Acer Inc. shall, at its own expense, provide the Depositary with sufficient copies of all notices and any other reports and communications Acer Inc. generally provides to holders of Shares or other Deposited Property and Acer Inc. may, at its own expense, provide to the Depositary sufficient copies of any other communication Acer Inc. may reasonably request be distributed to Holders. The Depositary shall arrange at Acer Inc.'s expense for prompt delivery of copies thereof to all Holders and, at the reasonable request and at the expense of Acer Inc., shall also make such notices, reports and communications available to all Holders in the same manner as Acer Inc. makes them generally available to holders of Shares or such other basis as Acer Inc. may advise the Depositary is required by any law or regulation or any requirement of any stock exchange to which Acer Inc. may be subject, subject to any limitations imposed by United States or other law. Acer Inc. shall also provide the Depositary with sufficient copies of English language versions of Acer Inc.'s annual reports and English language translations of notices and communications relating to matters to be voted on by holders of Shares and may provide English language summaries of other notices, reports and communications. If Acer Inc. fails to provide such English language reports, translations or summaries, or if the Depositary has reason to believe that such English language reports, translations or summaries are deficient, the Depositary may, but shall not be required to, at Acer Inc.'s expense, obtain English translations or adequate English summaries of any such notices, reports or communications.

The Depositary shall make available for inspection during business hours by Holders at its Principal New York Office, copies of the Deposit Agreement and any notices, reports or communications, including any proxy soliciting materials, received from Acer Inc. which are both (a) received by the Depositary or its nominee, as the holder of the Deposited Property, and (b) made generally available to the holders of such Deposited Property by Acer Inc.

22. Withholding

If any of Acer Inc., the Depositary or any of the Depositary's agents or nominees is required to, and does, withhold from any cash dividend or other cash distribution in respect of any Deposited Property any amount on account of taxes or other governmental charges, the amount distributed to Holders in respect of GDSs representing such Deposited Property shall be reduced accordingly. Acer Inc. or the Depositary may also deduct the amount of any tax or governmental charges payable by Acer Inc. or the Depositary, as the case may be, or for which Inc. Acer or the Depositary, as the case may be, might be made liable in respect of such distribution or gains or other payment or any document signed in connection therewith.

Notwithstanding any other provision hereof, if the Depositary determines that any distribution of property (including Shares, rights to subscribe therefor and other securities) or gains on the transfer of GDSs or Shares are subject to any tax or governmental charges which the Depositary is obligated to withhold or pay, the Depositary may dispose of any or all of such property in such amounts and in such manner (including public or private sale) as the Depositary deems necessary and practicable to pay such taxes or governmental charges, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the Holders entitled thereto in proportion to the number of GDSs held by them respectively in accordance with the provisions of the Deposit Agreement.

23. Obligations of Acer Inc., the Depositary and the Custodian

Acer Inc. assumes no obligation nor shall it be subject to any liability under the Deposit Agreement, to Holders, Beneficial Owners or other persons, except that it has agreed with the Depositary to act in good faith and without negligence in the performance of its obligations set forth in the Deposit Agreement. The Depositary assumes no obligation nor shall it be subject to any liability under the Deposit Agreement to Holders, Beneficial Owners or other persons (including, without limitation, liability with respect to the validity or worth of the Deposited Property), except that it agrees to act in good faith and without negligence in the performance of its obligations set forth in the Deposit Agreement. The Depositary and Acer Inc. undertake to perform such duties and only such duties as are specifically set forth in the Deposit Agreement and no implied covenants or obligations shall be read into the Deposit Agreement against the Depositary or Acer Inc. The Depositary does not assume any relationship of trust for or with any Holder or Beneficial Owner.

Neither the Depositary nor Acer Inc. shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Property or in respect of the GDRs, which in its opinion may involve it in expense or liability, unless indemnity, satisfactory to it in its sole discretion, against all expense and liability be furnished as often as may be required, and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the Custodian being responsible solely to the Depositary.

Neither the Depositary nor Acer Inc. shall be liable for any performance or non-performance by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder or Beneficial Owner or any other person believed by it in good faith to be competent to give such advice or information. Each of the Depositary, its agents and Acer Inc. and its agents may rely and shall be protected in acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. Subject to the provisions of this Paragraph, the Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Property, for the manner in which any such vote is cast or for the effect of any such vote.

Acer Inc. has agreed in the Deposit Agreement to indemnify the Depositary, the Custodian and certain of their respective affiliates against any loss, liability, tax or expense of any kind which may arise (a) out of or in connection with any offer, issuance, sale, resale, transfer, deposit or withdrawal of GDSs, Shares, or other Deposited Property, as the case may be, or any offering documents in respect thereof or (b) out of acts performed or omitted, including but not limited to any delivery by the Depositary on behalf of Acer Inc. of information regarding Acer Inc., in connection with the Deposit Agreement or the GDSs, (i) by the Depositary, the Custodian or certain of their affiliates, except to the extent such loss, liability, tax or expense is due to the negligence or bad faith of any of them or (ii) by Acer Inc. or any of its directors, employees, agents and affiliates, except to the extent that such liability or expense arises out of or is based upon an untrue statement of material fact or omission that is made in reliance upon and in conformity with information relating to the Depositary or the Custodian, as the case may be, furnished in writing to Acer Inc. by the Depositary or the Custodian expressly for use in any document relating to the GDSs.

24. Prevention or Delay in Performance by the Depositary or Acer Inc.

Neither the Depositary nor Acer Inc. nor any of their directors, supervisors, employees, agents or affiliates (the "Subject Persons") shall incur any liability to any Holder or Beneficial Owner or other person if by reason of any present or future law, regulation, decree, order or other action of the United States, the ROC or any other country or jurisdiction, or of any other governmental or regulatory authority or stock exchange, or by reason of any act of God, war or other circumstances beyond its control or, in the case of the Depositary or its Subject Persons, by reason of any provision, present or future, of the Articles of Incorporation of Acer Inc. or of any Deposited Property, the Depositary or Acer Inc. is prevented, delayed or forbidden from doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed; nor shall the Subject Persons incur any liability to any Holder, Beneficial Owner or other person by reason of any non-performance or delay, caused as aforesaid, in performance of any act or thing that by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement, or for any consequential or punitive damages for any breach of the terms of the Deposit Agreement. Where, by the terms of a distribution as described in Paragraph 4, 5, 7, 8 or 12 or an offering or distribution as described in Paragraph 6, or because of applicable law, such distribution or offering may not be made available to Holders and the Depositary may not dispose of such distribution or offering on behalf of such Holders and make the net proceeds available to such Holders, then the Depositary may make no such distribution or offering and may allow any rights, if applicable, to lapse, without any liability of the Depositary or Acer Inc. to any Holder or Beneficial Owner or any other person.

25. Resignation and Removal of the Depositary; Appointment of Successor Depositary

The Depositary may at any time resign as Depositary for one or both Facilities under the Deposit Agreement by 60 days' written notice of its election to do so to Acer Inc., such resignation to take effect upon the earlier of (a) the appointment by Acer Inc. of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement or (b) the expiration of such 60-day notice period.

The Depositary may at any time be removed as Depositary for one or both Facilities for cause by Acer Inc. by 60 days' written notice of such removal which shall become effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement.

26. Amendment

The form of any GDR and any provisions of the Deposit Agreement (including the provisions of the GDRs) may at any time and from time to time be amended by agreement between Acer Inc. and the Depositary in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than the fees of the Depositary, if any, for the issuance, execution or delivery of GDSs or GDRs, taxes and other governmental charges, custody, transfer and registration fees, and other fees certificate and expenses in respect of transfer or sales of Shares, delivery expenses and charges incurred by the Depositary in the conversion of foreign currency and in connection with foreign exchange control regulations), amends this Paragraph, or which otherwise prejudices any substantial existing right of Holders or Beneficial Owners (as a class), shall not, however, become effective as to outstanding GDSs until the expiration of 30 days after notice of such amendment shall have been given to the Holders. Notwithstanding the foregoing, notice of any amendment which affects the Holders of only one Facility of GDSs may be given only to those Holders which are so affected. For the purposes of this Paragraph, an amendment shall not be deemed as being materially prejudicial to the interests of Holders or Beneficial Owners if its principal effect is to permit the creation of GDSs in respect of additional Shares to be held by the Depositary which are or will become fully consolidated as a single series with the other Deposited Property provided that temporary GDSs will represent such Shares until they are so consolidated. Every Holder and Beneficial Owner at the time any amendment becomes effective shall be deemed by continuing to hold a GDS or to own any beneficial interest therein to consent and agree to such amendment and to be bound by the Deposit Agreement as amended hereby. In no event shall any amendment impair the right of any Holder to surrender such Holder's GDSs and receive therefor the Deposited Property represented thereby, except in order to comply with applicable laws or regulations. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment of the Deposit Agreement to ensure compliance therewith, Acer Inc. and the Depositary may amend the Deposit Agreement and the form of the GDR at any time in accordance with such changed rules. Amendment to the Deposit Agreement in such circumstances may become effective before a notice of such amendment is given to Holders or within any other period of time as required for compliance.

27. Termination

The Depositary shall at any time at the direction of Acer Inc. terminate the Deposit Agreement by providing notice of such termination to the Holders of all GDRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by providing notice of such termination to the Holders of all GDSs then outstanding at least 30 days prior to the date fixed in such notice for such termination if the Depositary shall have delivered to Acer Inc. a written notice of its election to resign and a qualified successor depositary shall not have been appointed and accepted its appointment as provided in Paragraph 25 above within 30 days after such delivery. If any GDSs shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of GDSs, shall suspend the distribution of dividends to the Holders thereof, shall not accept deposits of Shares (and shall instruct the Custodian to act accordingly) and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Property, shall sell property and rights and convert Deposited Property into cash as provided in the Deposit Agreement and shall continue to deliver Deposited Property, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property (in all such cases, without liability for interest and after deduction of expenses), in exchange for GDSs surrendered to the Depositary. At any time after the expiration of six months from the date of termination, the Depositary may sell the Deposited Property then held hereunder and may thereafter hold the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, without liability for interest, for the pro rata benefit of the Holders in each Facility of GDSs which have not theretofore been surrendered.

The Depositary may likewise at any time terminate one Facility under the Deposit Agreement while continuing to serve as Depositary for the remaining Facility. In such event, the Depositary shall follow the same notice and other procedures in relation to the Holders, GDRs and Deposited Property of the terminated Facility as set forth in the preceding paragraph.

28. Holders and Beneficial Owners as Parties; Binding Effect

The Holders and Beneficial Owners from time to time shall be parties to the Deposit Agreement and shall be bound by all of the terms and conditions thereof and of any GDS by acceptance thereof or any beneficial interest therein or benefit thereunder.

Each Holder and each Beneficial Owner, upon acceptance of any GDS or any beneficial interest therein or benefit thereunder, thereby appoints the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all steps or action provided for or contemplated in the Deposit Agreement with respect to the Deposited Property and to take such further steps or action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the Deposit Agreement.

29. Severability

If any one or more of the provisions contained in the Deposit Agreement or in the GDRs shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein shall in no way be affected, prejudiced or disturbed thereby.

30. Governing Law; Jurisdiction; Service of Process

The Deposit Agreement and the GDRs are governed by and shall be construed in accordance with the laws of the State of New York, United States, without regard to the conflicts of law rules thereof. Acer Inc. hereby irrevocably submits to the jurisdiction of any New York State court sitting in the borough of Manhattan in The City of New York or any Federal court sitting in the borough of Manhattan in The City of New York in respect of any suit, action or proceeding arising out of or relating to the Deposit Agreement or the GDRs ("Proceedings") and irrevocably accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. Acer Inc. irrevocably waives, to the fullest extent it may effectively do so under applicable law, any objection which it may now or hereafter have to the laying of the venue of any Proceedings brought in any such court and any claim that any Proceedings brought in any such court has been brought in an inconvenient forum. Acer Inc. irrevocably consents to the service of process of any of the aforementioned courts in any Proceedings by the mailing of copies thereof by registered or certified mail, postage prepaid to CT Corporation System at 1633 Broadway, New York, New York 10019, which is hereby appointed as agent for such purpose by Acer Inc., or such other person as Acer Inc. may select and as the Depositary may approve, such service to become effective upon receipt. Acer Inc. agrees that, so long as any of the GDRs remain outstanding, there shall be in force an appointment of such a person approved by the Depositary with offices in the State of New York with authority to accept service as aforesaid.

TRANSFER RESTRICTIONS AND SETTLEMENT

Transfer Restrictions

The following discussion relates to GDSs representing Shares and GDSs representing interests in a Certificate of Payment. References to Shares herein, in the case of the GDSs evidencing a Certificate of Payment, include both Shares and a Certificate of Payment.

Except in certain limited circumstances, interests in the GDSs may only be held through holding interests in the Master GDR Certificates. Such interests in the Master GDR Certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream.

Transfer Restrictions applicable to the Rule 144A GDSs

Each owner of an interest in a Rule 144A GDS, by its acceptance thereof, will be deemed to have acknowledged and represented to and agreed with Acer Inc., the Depositary that (terms used herein that are defined in Rule 144A or Regulation S are used as defined therein):

1. the Rule 144A GDSs and the Shares represented thereby have not been and are not expected to be registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;

2. such owner is purchasing the Rule 144A GDSs for its own account or an account with respect to which it exercises sole investment discretion or for transfer to an account as it may lawfully direct the Depositary and that it or such account is a QIB and such owner is aware that the transferor of such securities is relying on the exemption from registration under the Securities Act provided by Rule 144A for the transfer;

3. such owner will not offer, sell, pledge or otherwise transfer any interest in the Rule 144A GDSs or Shares represented thereby except as permitted by the applicable legend set forth in paragraph 4 below;

4. the Rule 144A GDSs will bear legends to the following effect, unless Acer Inc. and the Depositary determine otherwise in compliance with applicable law, and that it will observe the restrictions contained therein:

THE RULE 144A GLOBAL DEPOSITARY SHARES ("GDSs") EVIDENCED HEREBY, AND THE SHARES OF ACER INCORPORATED (THE "SHARES") REPRESENTED THEREBY, HAVE NOT BEEN, AND ARE NOT EXPECTED TO BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SUCH SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT IS (A) A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR A PURCHASER THAT THE SELLER AND ANY PERSON ACTING ON THE SELLER'S BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER, IN EACH CASE PURCHASING FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, AND (B) AWARE THAT THE OFFER, SALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (2) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT TO A PERSON OTHER THAN A US PERSON, (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS. EACH HOLDER AND BENEFICIAL OWNER, BY ITS ACCEPTANCE OF THIS RULE 144A GDRS OR AN INTEREST IN THE GDSs EVIDENCED HEREBY, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING AND FOLLOWING RESTRICTIONS AND THAT NO REPRESENTATION

CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALES OF THIS SECURITY OR THE SHARES REPRESENTED THEREBY.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SHARES REPRESENTED BY THE RULE 144A GDSs EVIDENCED HEREBY MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK (INCLUDING CITIBANK, N.A.), UNLESS AND UNTIL SUCH TIME AS SUCH SHARES ARE NO LONGER "RESTRICTED SECURITIES" WITHIN THE MEANING OF THE SECURITIES ACT;

5. the Rule 144A GDSs will initially be evidenced by a Master Rule 144A GDR and before any beneficial interest in the Rule 144A GDSs evidenced by such Master Rule 144A GDR may be sold or otherwise transferred to a person who takes delivery in the form of a beneficial interest in the International GDSs evidenced by the Master International GDR, the transferor will be required to provide a written certification, in the form provided in Paragraph 2(1) of the Provisions, and, as long as a registration statement on Form F-6 under the Securities Act has not been declared effective, the transferee will be required to provide a written certification in the form provided in Paragraph 1(2) of the Provisions; and

6. any resale or other transfer, or attempted resale or other transfer, of the Rule 144A GDSs or Shares represented thereby made other than in compliance with the above-stated restrictions shall not be recognized by Acer Inc. or by the Depositary in respect of the Rule 144A GDSs or the Shares represented thereby.

Transfer Restrictions applicable to the International GDSs

Each owner of an interest in an International GDS, by its acceptance thereof, will be deemed to have acknowledged and represented to and agreed with Acer Inc. and the Depositary that (terms used herein that are defined in Rule 144A or Regulation S are used as defined therein):

1. the International GDSs and the Shares represented thereby have not been and are not expected to be registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;

2. each owner purchasing during the Restricted Period is purchasing the International GDSs in an offshore transaction meeting the requirements of Regulation S;

3. such owner will not offer, sell, pledge or otherwise transfer any interest in the International GDSs or the Shares represented thereby except as permitted by the applicable legend set forth in paragraph (4) below;

4. the International GDSs will bear legends to the following effect, unless Acer Inc. and the Depositary determine otherwise in compliance with applicable law, and that it will observe the restrictions contained therein:

THE INTERNATIONAL GLOBAL DEPOSITARY SHARES ("GDSs") EVIDENCED HEREBY, AND THE SHARES OF ACER INCORPORATED (THE "SHARES") REPRESENTED THEREBY, HAVE NOT BEEN AND ARE NOT EXPECTED TO BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND PRIOR TO THE EXPIRATION OF 40 DAYS AFTER THE LATER OF THE COMMENCEMENT OF ANY OFFERING OF INTERNATIONAL GDSs AND THE LAST RELATED CLOSING (THE "RESTRICTED PERIOD") SUCH SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT IS (A) A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR A PURCHASER THAT THE SELLER AND ANY PERSON ACTING ON THE SELLER'S BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER, IN EACH CASE PURCHASING FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER AND (B) AWARE THAT THE OFFER, SALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A OR (2) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND

OTHER JURISDICTIONS AND FURTHER PROVIDED THAT, IN CONNECTION WITH ANY TRANSFER UNDER (1) ABOVE, THE TRANSFEROR SHALL, PRIOR TO THE SETTLEMENT OF SUCH SALE, WITHDRAW THE SHARES FROM THE INTERNATIONAL FACILITY AND CAUSE INSTRUCTIONS TO BE GIVEN TO THE CUSTODIAN FOR THE DEPOSITING OF SUCH SHARES IN THE RULE 144A FACILITY AND TO THE DEPOSITARY FOR THE ISSUANCE OF A RULE 144A GDS TO OR FOR THE ACCOUNT OF SUCH QUALIFIED INSTITUTIONAL BUYER, ALL IN ACCORDANCE WITH THE PROVISIONS OF THE DEPOSIT AGREEMENT. EACH HOLDER AND BENEFICIAL OWNER, BY ITS ACCEPTANCE OF THIS INTERNATIONAL GDS OR AN INTEREST IN THE GDSs EVIDENCED HEREBY, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING AND FOLLOWING RESTRICTIONS.

UPON THE EXPIRATION OF THE RESTRICTED PERIOD, THE INTERNATIONAL GDSs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY SHALL NO LONGER BE SUBJECT TO THE RESTRICTIONS PROVIDED IN THIS LEGEND, PROVIDED THAT AT SUCH TIME AND THEREAFTER THE OFFER OR SALE OF THE INTERNATIONAL GDSs EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY BY THE HOLDER HEREOF IN THE UNITED STATES WOULD NOT BE RESTRICTED UNDER ANY APPLICABLE SECURITIES LAWS OF THE UNITED STATES OR OF THE STATES OR TERRITORIES OF THE UNITED STATES;

5. the International GDSs will initially be evidenced by a Master International GDR and, prior to the expiration of the Restricted Period, before any beneficial interest in the International GDSs evidenced by such Master International GDR may be sold or otherwise transferred to a person who takes delivery in the form of a beneficial interest in the Rule 144A GDSs evidenced by the Master Rule 144A GDR Certificate, the transferor will be required to provide a written certification in the form provided in Paragraph 2(2) of the Provisions and the transferee will be required to provide a written certification in the form provided in Paragraph 1(1) of the Provisions; and

6. any resale or other transfer, or attempted resale or other transfer, of International GDSs or Shares represented thereby made other than in compliance with the above-stated restrictions shall not be recognized by Acer Inc. or by the Depositary in respect of the International GDSs or the Shares represented thereby.

Other Provisions Regarding Transfer of the GDSs

Any interest in GDSs evidenced by one of the Master GDRs that is transferred to a person whose interest in such GDSs is subsequently evidenced by an interest in the other Master GDR will, upon transfer, cease to be an interest in the GDSs evidenced by such first Master GDR and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to interests in GDSs evidenced by such other Master GDR for so long as it remains such an interest. Interests in GDSs evidenced by the Master International GDR will be freely transferable within Euroclear and Clearstream, subject to the regulations thereof.

Notwithstanding the foregoing, each Holder and Beneficial Owner acknowledges that (i) during the Restricted Period, the Depositary will not make any actual delivery of Deposited Shares represented by International GDSs to any Holder at an address within the United States and (ii) at any time (a) Acer Inc. maintains an unrestricted depositary receipt facility with respect to the Shares in the United States (including, without limitation, the International Facility) and (b) any of the Deposited Shares represented by Rule 144A GDSs are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and the Depositary will not make any actual delivery of Deposited Shares represented by Rule 144A GDSs to any Holder at an address within the United States.

Except in the limited circumstances described in Paragraph 3 of the Provisions, no person will be entitled to receive physical delivery of definitive GDSs. The GDSs are not issuable in bearer form.

Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by Acer Inc. or by the Depositary in respect of the GDSs or the Deposited Shares represented thereby.

Each purchaser of GDSs that may wish to resell any GDSs pursuant to Regulation S under the Act is advised that application has been made for the GDSs to be listed on the Official List of the UK Listing Authority and admit to trading on the London Stock Exchange. The London Stock Exchange is a "designated offshore securities market" (within the meaning of Regulation S under the Securities Act) and, accordingly, a resale transaction could be effected in, on or through the facilities of such exchange in reliance upon, and subject to compliance with, the safe harbor provided by Rule 904 of Regulation S under the Act.

Settlement and Clearance

Ownership of interests in GDSs evidenced by a Master GDR will be limited to DTC participants or persons who hold interests through DTC participants. Ownership of such interests will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC participants) and the records of DTC participants (with respect to interests of persons other than DTC participants). Transfers of GDSs will settle in same day funds.

So long as DTC, or its nominee, is the registered owner or holder of a Master GDR, DTC or such nominee, as the case may be, will be considered the sole owner of the GDSs evidenced by such security for all purposes under the Deposit Agreement and the GDSs. In addition, no owner of an interest in the GDSs evidenced by a Master GDS Certificate will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the Deposit Agreement, and, if applicable, those of Clearstream and Euroclear).

So long as the GDSs are represented by Master GDRs registered in the name of DTC or its nominee, the GDSs will settle in DTC's Same-Day Funds Settlement System and secondary market trading activity in the GDSs will be required by DTC to settle in immediately available funds.

Transfers between DTC participants will be effected through DTC. The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer interests in GDSs evidenced by a Master GDR to such persons may be limited. Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in GDSs evidenced by a Master GDR to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take action in respect of such interest, may be affected by the lack of physical individual definitive securities in respect of such interest. Transfers between account-holders in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the GDSs described above, cross-market transfers between DTC participants, on the one hand, and directly or indirectly through Clearstream or Euroclear account-holders, on the other, will be effected through DTC in accordance with DTC rules on behalf of Clearstream or Euroclear, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Clearstream or Euroclear, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Clearstream or Euroclear, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the GDSs, as the case may be, and making or receiving payment in accordance with normal procedures for settlement applicable to DTC. Clearstream and Euroclear account-holders may not deliver instructions directly to the depositaries for Clearstream or Euroclear.

Because of time zone differences, the securities of a Clearstream or Euroclear account-holder purchasing an interest in a security from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Clearstream or Euroclear, as the case may be) immediately following the DTC settlement date and such credit of any transactions in interests in such securities settled during such processing day will be reported to the relevant Clearstream or Euroclear account-holder on such day. Cash received in Clearstream or Euroclear as a result of sales of interests in securities by or through a Clearstream or Euroclear account-holder to a DTC participant will be received for value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

DTC has advised Acer Inc. that it will take any action permitted to be taken by a holder of GDSs only at the direction of one or more DTC participants to whose account or accounts with DTC interests in the GDSs evidenced by the Master GDRs are credited and only in respect of such portion of the number of GDSs as to which such DTC participant or DTC participants has or have given such direction. However, in the limited circumstances described in Paragraph 3 of the Provisions, DTC will exchange the Master GDRs for individual definitive securities, which will be distributed to its participants. Holders of indirect interests in securities evidenced by the Master GDRs through DTC participants have no direct rights to enforce such interests while the securities are in global form.

DTC has advised Acer Inc. as follows: DTC is a limited purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of New York Banking Law, a member of the U.S. Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. DTC holds securities for DTC participants and facilitates the settlement of securities transactions, such as transfers and pledges, between DTC participants through electronic computerized book-entry changes in DTC participants' accounts, thereby eliminating the need for physical movement of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system also is available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a direct participant either directly or indirectly.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate the transfer of interests in the Master GDRs among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. None of Acer Inc., the Depositary, the Custodian or any of their agents will have any responsibility for the performance by DTC, Clearstream or Euroclear or their respective participants of their respective obligations under the rules and procedures governing their operations.

INFORMATION RELATING TO THE DEPOSITARY

Citibank, N.A. ("Citibank") has been appointed as Depositary pursuant to the Deposit Agreement and will be performing the functions of paying agent in the UK. Citibank is a wholly owned subsidiary of Citicorp, a Delaware corporation whose principal office is located at 399 Park Avenue, New York, NY 10043, which in turn is a wholly owned subsidiary of Citigroup Inc. Citibank is a commercial bank that, along with its subsidiaries and affiliates, offers a wide range of banking and trust services to its customers throughout the United States and the world.

Citibank was originally organized on June 16, 1812, and is now a national banking association organized under the National Bank Act of 1864 of the United States of America. Citibank is primarily regulated by the United States Office of the Comptroller of the Currency.

The Consolidated Balance Sheets of Citibank as of December 31, 2000 and December 31, 1999 are set forth in the 2000 Citicorp Annual Report on Form 10-K, and as of September 30, 2001 is set forth in the Citicorp Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. Citicorp's 2000 Annual Report on Form 10-K and Quarterly Report on Form 10-Q are on file with the United States Securities and Exchange Commission.

Citibank's Articles of Association and By-laws, each as currently in effect, together with Citicorp's 2000 Annual Report on Form 10-K and Quarterly Report on Form 10-Q will be available for inspection at the Depositary Receipt office of Citibank, 111 Wall Street, New York, New York 10043 and at the principal London offices of Citibank located at Cottons Centre, Hays Lane, London, SE1 2QT, England. Such information will be updated by the Citibank for so long as the GDRs are listed on the Official List of the UK Listing Authority and Citibank is the Depositary.

TAXATION

ROC Taxation

The following is a summary of the principal ROC tax consequences of the ownership and disposition of GDRs representing Shares to a non-resident individual or non-resident entity that holds such GDRs (a "Non-ROC Holder"). As used in the preceding sentence, a "non-resident individual" (a "Non-ROC Individual") is an individual who is a foreign national and who is not physically present in the ROC for 183 days or more during any calendar year in which he or she owns GDRs and a "non-resident entity" (a "Non-ROC Entity") is a corporation or a non-corporate body that is organized for profit-making purposes under the laws of a jurisdiction other than the ROC and does not have a fixed place of business or other permanent establishment in the ROC.

Prospective purchasers of GDRs are urged to consult their own tax advisers concerning the ROC tax consequences of owning the GDRs.

Dividends

Dividends (whether in cash or Shares) declared by Acer Inc. out of retained earnings and distributed to a Non-ROC Holder in respect of Shares represented by GDRs are normally subject to ROC income tax collected by way of withholding at the time of distribution. The current rate of withholding is 20% for Non-ROC Holders on the amount of the distribution (in the case of cash dividends) or on the par value of the Shares (in the case of stock dividends). The Depositary may dispose of a portion of the Shares to pay such tax.

Distributions of Shares declared by Acer Inc. out of capital reserves are not subject to ROC withholding tax (see "Provisions of the Global Depositary Shares - Distributions in Shares and Issuance of Additional Shares").

Capital Gains

Gains from the sale of property in the ROC are generally subject to ROC income tax. Under current ROC law, however, capital gains on securities transactions are exempt from income tax. This exemption applies to capital gains derived from the sale of common stock, including the Shares represented by GDRs. On January 4, 1996, the ROC Legislative Yuan passed a bill for the amendment of the ROC Income Tax Law that would have eliminated the exemption from the ROC income tax for gains realized on the sale of ROC securities and imposed a capital gains tax. On January 12, 1996, this amendment was repealed by the Legislative Yuan. The reintroduction of a capital gains tax would require the Legislative Yuan to engage in the full legislative process for the enactment of tax legislation.

Sales of GDRs by Non-ROC Holders are regarded as transactions outside the ROC and thus any capital gains derived therefrom are currently not subject to ROC income tax.

Preemptive Rights

Distributions of statutory subscription rights for the Shares in compliance with ROC Company Law are currently not subject to ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are currently exempt from income tax but are subject to a securities transaction tax, currently at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are subject to capital gains tax at the rate of (i) 25% of the gross amount received for Non-ROC Entity Holders and (ii) 35% of the gross amount received for Non-ROC Individual Holders. Subject to compliance with ROC law, Acer Inc. has the sole discretion to determine whether statutory subscription rights are evidenced by securities or not.

Securities Transaction Tax

Securities transaction tax, currently at the rate of 0.3% of the transaction price, will be withheld upon a sale of Shares by the Depositary or securities brokers. Transfers of GDRs by Non-ROC Holders are not subject to ROC securities transaction tax.

Estate Tax and Gift Tax

ROC estate tax is payable on any property located within the ROC of a deceased Non-ROC Individual Holder and ROC gift tax is payable on any property located within the ROC donated by any such person. After deducting the amounts permissible to be exempted, estate tax is payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100 million. After deducting the amounts permissible to be exempted, gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45 million. Under ROC estate and gift tax laws, shares issued by ROC companies are deemed located in the ROC irrespective of the location of the owner. It is unclear whether a holder of GDRs will be considered to own Shares for this purpose.

Tax Treaty

The ROC does not have an income tax treaty with the United States or the United Kingdom. At present, the ROC has entered into an income tax treaty with New Zealand, The Netherlands, Gambia, Swaziland, Malaysia, Macedonia, Vietnam, Singapore, Indonesia, South Africa and Australia which limits the rate of withholding tax on dividends paid with respect to shares in ROC companies. It is unclear whether a Non-ROC Holder will be considered to own Shares for the purposes of this income tax treaty. Accordingly, resident holders of GDRs who are otherwise entitled to the benefits of the relevant income tax treaty should consult their own tax advisers concerning their eligibility for benefits under the treaty with respect to GDRs.

Tax Reform

In order to increase Taiwan's competitiveness, an amendment to the ROC Income Tax Law was enacted on January 1, 1998, to integrate the corporate income tax and the shareholder income tax with respect to dividend income with the aim of eliminating the double taxation effect for resident shareholders of Taiwanese corporations.

According to the amendment, a 10% retained earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 that are not distributed in the following year. The retained earnings tax so paid will thus reduce the retained earnings available for future distributions. However, a 10% retained earnings paid by us or our undistributed after-tax earnings, if any, would provide a credit up to 10% of the gross amount of any dividends declared out of such earnings that would reduce the 20% ROC tax imposed on the distributions.

United Kingdom Taxation

General

The following is a summary of certain United Kingdom ("UK") tax consequences of ownership and disposition of the Shares or GDRs, as the case may be, by UK Holders (as defined below). The following summary only covers the principal UK tax consequences for holders of the Shares or GDRs (i) who are resident or ordinarily resident in the UK for tax purposes; (ii) who are not resident in the ROC; and (iii) who do not have a permanent establishment or fixed base in the ROC with which the holding of the Shares or GDRs is connected ("UK Holders"). In addition, the summary (i) only addresses the tax consequences for UK Holders who beneficially own the Shares or GDRs as capital assets, and does not address the tax consequences which may be relevant to certain other categories of UK Holders, for example, dealers, and (ii) assumes that the UK Holder is not a company which either directly or indirectly controls 10% or more of the voting power of Acer Inc. The summary does not constitute legal or tax advice and prospective investors should consult their own professional advisers as to the United Kingdom taxation implications of their investment in the Shares or GDRs.

Taxation of Dividends

Where a UK Holder is entitled to a dividend from Acer Inc., the dividend will, in general, be subject to either UK income tax or UK corporation tax on the gross amount of the dividend paid. A credit for any ROC withholding tax should be given against any such UK income tax or UK corporation tax liability in respect of the dividend. Such credit will be limited to the amount of UK income tax or UK corporation tax payable in respect of that income.

The withholding obligations for UK paying agents have been abolished in respect of dividends paid on or after 6 April 2001. The withholding obligations have been replaced with a number of reporting obligations which, in respect of foreign dividends, are scheduled to come into force where the dividend is paid or received on or after 6 April 2002. After that date, where such a dividend is payable and the Inland Revenue issues an notice to the person through whom the dividend is paid, that person will be required to make a return providing certain information. This information includes the name and address of the individual to whom the dividend is paid, the gross amount of each payment, the amount of UK tax deducted, the identity of the investment in respect of which the dividend is paid and details of the currency in which the payment was made. Persons with reporting responsibility can choose to make returns in respect of all individuals, or only those with an address in the UK or a "Fully Reportable" country. Fully Reportable countries include EU countries, certain UK dependencies and Australia, Canada, Japan, South Korea, New Zealand, Norway and the United States.

Taxation of Capital Gains

The disposal or deemed disposal of Shares or GDRs by a UK Holder or, in certain circumstances, by a holder who is carrying on a trade, profession or vocation in the UK through a branch or agency in connection with which the Shares or GDRs are held, may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains. Generally, for companies, indexation allowance may reduce or eliminate any chargeable gain but cannot create or increase any allowable loss. For individuals, personal representatives or trustees any gain may, instead, be subject to a tapering relief which reduces the amount of chargeable gain according to the period the GDRs or Shares have been held.

Furthermore, UK resident individuals who acquire GDRs or the Shares before becoming temporarily non-UK resident may remain subject to UK taxation of capital gains on gains realised while non-resident.

Stamp Duty and Stamp Duty Reserve Tax

No United Kingdom stamp duty or stamp duty reserve tax should be payable on the transfer of the Shares to the Depositary or on the issue of the GDRs to prospective holders.

No liability to UK stamp duty will arise on a transfer of the Shares or GDRs, provided that the instrument of transfer is executed outside the United Kingdom (and subsequently remains at all times outside the United Kingdom) unless it relates to something done or to be done in the United Kingdom.

No UK stamp duty reserve tax ("SDRT") will be payable on an agreement to transfer GDRs (or the Shares) unless they are registered in a register kept in the United Kingdom on behalf of Acer Inc.

If UK stamp duty is payable on the transfer of GDRs or Shares, it is generally paid at the rate of 0.5% of the price paid (round up to the nearest £5.00). SDRT is generally paid at the rate of 0.5% of the price paid.

An instrument effecting or evidencing the transfer of the Shares (or, as the case may be, the GDRs) which is executed in the United Kingdom will not be admissible as evidence in United Kingdom civil proceedings unless it is duly stamped. An instrument effecting or evidencing the transfer of Shares (or, as the case may be, GDRs) which is executed outside the United Kingdom will also be inadmissible in United Kingdom civil proceedings unless it is duly stamped (at the rate in force at the date of the instrument) after it has been first received in the United Kingdom.

Inheritance Tax

If the beneficial owner of the Shares (or, as the case may be, GDRs) is an individual who is either domiciled or deemed domiciled in the United Kingdom, United Kingdom inheritance tax may be chargeable on the death of that person. Such inheritance tax may also be payable, in certain limited circumstances, if such person makes a gift of the Shares (or, as the case may be, GDRs).

United States Federal Income Taxation

The following discussion addresses the principal United States federal income tax consequences to U.S. Holders, as defined below, of purchasing, owning and disposing of GDRs and Shares, but it does not purport to be a comprehensive description of all of the United States federal income tax considerations that may be relevant to a decision to purchase, own, or dispose of the GDRs or Shares and does not address the tax treatment under applicable state or local tax laws or the laws of any jurisdiction other than the United States. The following discussion only applies to U.S. Holders (as defined below) that:

- own GDRs and Shares as capital assets; and
- actually and constructively own less than 10% of our voting stock.

In particular, this discussion does not address special United States federal income tax situations, such as the consequences applicable to persons who are subject to special treatment because they are:

- dealers in securities or currencies;
- traders in securities who elect to use a mark-to-market method of accounting for their securities holdings;
- financial institutions;
- insurance companies;
- regulated investment companies;
- real estate investment trusts;
- tax-exempt organizations;
- persons liable for alternative minimum tax;
- persons who hold GDRs or Shares as part of a hedging, integrated or conversion transaction;
- constructive sale or straddle;
- persons who are citizens or residents of a possession or territory of the United States;
- persons who hold GDRs or Shares pursuant to certain retirement plans;
- persons who hold GDRs or Shares pursuant to the exercise of an employee stock option or otherwise as compensation;
- persons whose "functional currency" is not the US dollar; and
- partners in a partnership that hold GDRs and Shares.

The following discussion of United States federal income tax matters is based:

- on the federal income tax laws of the United States as in effect on the date of these Listing Particulars, including the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements and Treasury regulations, changes to any of which after the date of these Listing Paticulars could apply on a retroactive basis and affect the tax consequences described in these Listing Particulars;
- in part, on representations by the Depositary, and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms; and
- in part, on certain representations made by us with respect to the nature of our past, present and future income and assets.

As used in this discussion, the term **"U.S. Holder"** means a beneficial owner of GDRs and Shares that is:

- an individual who is a citizen or resident (as defined below) of the United States;
- a corporation organized under the laws of the United States or any State or the District of Columbia ("U.S. Corporation");
- an estate the income of which is subject to United States federal income taxation regardless of its source;
- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or
- a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A **"resident"** of the United States generally includes an individual that (i) is lawfully admitted for permanent residence in the United States; (ii) is present in the United States for 183 days or more during a calendar year, or (iii)(a) is present in the United States for 31 days or more during a calendar year, (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over a three-year period ending with such calendar year, and (c) does not have a closer connection to a "tax home" that is located outside the United States.

A **"Non-U.S. Holder"** is any beneficial owner of GDRs or Shares that is not a U.S. Holder as defined above.

For United States federal income tax purposes, a U.S. Holder will be treated as the beneficial owner of the Shares underlying its GDRs, and exchanges of Shares for GDRs, and GDRs for Shares, will not be subject to United States federal income tax.

HOLDERS OF GDRs OR SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE,

OWNERSHIP AND DISPOSITION OF GDRs OR SHARES, INCLUDING PARTICULARLY THE POSSIBLE IMPLICATIONS OF THE PASSIVE FOREIGN INVESTMENT COMPANY RULES DISCUSSED BELOW AS WELL AS THE EFFECT OF ANY STATE OR LOCAL TAX LAWS OR THE LAWS OF ANY JURISDICTION OTHER THAN THE UNITED STATES.

Exchange of GDRs

The exchange of Old Acer Inc. GDRs or shares for Acer Inc. GDRs or Shares may be a taxable event to a U.S. Holder for United States federal income tax purposes depending on whether or not the Merger is treated as a tax-free reorganization under the Code. If the Merger is treated as a tax-free reorganization, a U.S. Holder should not recognize gain or loss on the transaction. Accordingly, the U.S. Holder's basis in the Acer Inc. GDRs or Shares received in the exchange will equal the holder's adjusted basis in the Old Acer Inc. GDRs or shares at the time of the exchange, and the holding period of the Acer Inc. GDRs or Shares received in the exchange will include the holding period of the Old Acer Inc. GDRs or shares. However, if the Merger is not treated as a tax-free reorganization under the Code, the exchange will be treated as a disposition of the GDRs or Shares (see discussion under "Taxation of Sale or Other Disposition" below) Acer Inc. has not made a determination as to whether or not the Merger will qualify as a tax-free reorganization under the Code. U.S. Holders of GDRs and Shares are encouraged to consult their own tax advisors concerning the availability of tax-free treatment.

Any cash received in lieu of a fractional interest in a GDR or Share would be treated as a payment in exchange for the fractional interest in such GDR or Share. Accordingly, the receipt of cash in lieu of a fractional interest in a GDR or Share would generally result in a capital gain or loss, if any, measured by the difference between the cash received for the fractional interest in the GDR or Share and the U.S. Holder's adjusted tax basis in such fractional GDR or Share (see "Taxation of Sale or Other Disposition" below).

Taxation of Dividends

Subject to the discussion under "Passive Foreign Investment Company" below, distributions, other than certain pro rata distributions of Shares and rights to acquire Shares discussed below, in respect of GDRs and Shares to U.S. Holders, including the amount of any ROC tax withheld, will constitute foreign source dividend income for United States federal income tax purposes to the extent these distributions are made from Acer Inc.'s current or accumulated earnings and profits, as determined in accordance with United States federal income tax principles. These dividends will not be eligible for the dividends received deduction otherwise allowed to U.S. Corporations. Such dividend income will be includable in the gross income of a U.S. Holder as ordinary income on the day it is actually or constructively received by the U.S. Holder, in the case of Shares, or by the Depositary, in the case of GDRs. To the extent, if any, that the amount of any distribution of this type exceeds Acer Inc.'s current and accumulated earnings and profits as so computed, it will be treated first as a tax-free return of the U.S. Holder's tax basis in its GDRs and Shares, and then, to the extent that any distribution of this type is in excess of the U.S. Holder's tax basis, as capital gain.

Any such distributions in excess of Acer Inc.'s current and accumulated earnings and profits will not give rise to foreign source income, and a U.S. Holder will not be able to use the foreign tax credit arising from any ROC withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. The amount of any cash distribution paid in NT dollars will generally equal the US dollar value of the NT dollar distribution, including the amount of any ROC tax withheld, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, in the case of Shares, or by the Depositary, in the case of GDRs, regardless of whether the payment is in fact converted into US dollars on that date. If the NT dollars received are not converted into US dollars on the date of receipt, a U.S. Holder will have a basis in the NT dollars equal to their US dollar value on the date of receipt. Generally, gain or loss, if any, realized on a subsequent conversion or other disposition of the NT dollars will be ordinary income or loss. This gain or loss will generally be treated as United States source income for United States foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

Subject to specified limitations, including holding period requirements, ROC taxes withheld from dividend distributions may be eligible for credit against the U.S. Holder's United States federal income taxes or, at the U.S. Holder's option, for deduction from United States taxable income. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by Acer Inc. will generally be "passive" income or, in the case of certain U.S. Holders, "financial services" income.

Due to the complexity of the rules governing foreign tax credits, U.S. Holders of GDRs and Shares are encouraged to consult their own tax advisors concerning the availability of foreign tax credits under their particular circumstances.

Certain distributions of Shares and rights to acquire Shares that are made on a pro rata basis to Acer Inc.'s stockholders, including holders of GDRs, will not be subject to United States federal income tax. Accordingly, any distributions of this type will not give rise to United States federal income tax against which ROC tax withheld with respect to the distribution, if any, may be credited. Any ROC tax of this kind generally will be creditable only against a U.S. Holder's United States federal income tax liability with respect to "general limitation income" and not "passive income" or "financial services income." The basis of any Shares or rights to acquire Shares received pro rata in a tax-free distribution by U.S. Holders will be determined by allocating the U.S. Holder's basis in his existing Shares or rights to acquire Shares between the existing Shares or rights to acquire Shares and the newly issued Shares or rights to acquire Shares in proportion to their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (i) the fair market value of the rights is less than 15% of the fair market value of the existing Shares at the time of distribution (unless the U.S. Holder makes an election to allocate the basis in his existing Shares as described above) or (ii) the rights are not exercised and thus expire.

Taxation of Sale or Other Disposition

Subject to the discussion under "Passive Foreign Investment Company" below, a U.S. Holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of GDRs or Shares in an amount equal to the difference between the U.S. Holder's adjusted basis in the GDRs or Shares and the amount realized on the disposition. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the GDRs or Shares for more than one year (including, in the event the Merger is treated as a tax-free reorganization, the period the U.S. Holder held the Old Acer Inc. GDRs which were exchanged for the GDRs or Shares) at the time of the sale or exchange. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum rate of 20% in respect of property held for more than one year. For corporate U.S. Holders, a capital gain is currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations for both corporate and non-corporate U.S. Holders. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss. U.S. Holders should note that any ROC securities transaction taxes imposed on a sale may not be eligible for credit and may not be eligible for deduction against the U.S. Holder's United States federal income taxes. In the event that any ROC securities taxes are not eligible for deduction, however, the amount of any such taxes will reduce the amount realized by the U.S. Holder upon the disposition of the Shares or GDRs.

Passive Foreign Investment Company

Certain adverse United States federal income tax rules apply to United States persons who are holders of equity interests in a corporation classified as a "passive foreign investment company" ("PFIC"). Acer Inc. has not determined whether its GDRs and Shares should currently be treated as stock of a PFIC for United States federal income tax purposes. Any conclusion as to whether or not Acer Inc. should be treated as a PFIC would be a factual determination made annually and thus would be subject to change based on future operations and the composition and valuation of Acer Inc.'s assets. In general, Acer Inc. will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds GDRs or Shares, after the application of certain "look through" rules to the assets and income of 25% or greater owned subsidiaries, either:

- at least 75% of our gross income for the taxable year is passive income; or
- at least 50% of the average percentage by value of our assets during the taxable year is attributable to assets that produce or are held for the production of passive income.

If Acer Inc. is treated as a PFIC, a U.S. Holder will be subject to taxation under one of three alternative tax regimes. Under the first regime, a U.S. Holder that does not make a qualified electing fund election or a mark-to-market election, as described below, would be subject to special, generally unfavorable, rules with respect to:

- any gain realized on the sale or other disposition of our GDRs or Shares; and
- any "excess distribution" by us to the U.S. Holder.

Generally, "excess distributions" are any distributions to the U.S. Holder in respect of the GDRs or Shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the GDRs or Shares during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the GDRs or the Shares (which, in the event the Merger is treated as a tax-free reorganization, would involve the period the U.S. Holder held Old Acer Inc. GDRs which were exchanged for the GDRs or Shares).

Under the PFIC rules, if no special election is made:

- the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the GDRs or Shares (which, in the event the Merger is treated as a tax free reorganisation, would include the period the U.S. Holder held the Old Acer Inc. GDRs which were exchanged for the GDRs or shares);
- the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;
- the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and
- an interest charge, which may be nondeductible in the case of U.S. Holders that are individuals, generally applicable to underpayments of tax would be imposed in respect of the deferred tax attributable to each such year.

Under the second regime, a U.S. Holder actually or constructively owning "marketable stock" (within the meaning of the Code and regulations promulgated thereunder) of a PFIC may be able to avoid the imposition of the PFIC tax rules described above by making a mark-to-market election. The mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges that meet certain trading, listing, financial disclosure and other requirements. The GDRs or Shares would need to be regularly traded on such exchanges in order for the GDRs or Shares to be potentially eligible for the mark-to-market election. Generally, pursuant to this election, such holder would include in ordinary income, for each taxable year during which such stock was held, an amount equal to the increase in the market value of the GDRs or Shares, and would be allowed to recognize an ordinary loss for any decrease in such market value to the extent of prior gain recognized. The mark-to-market election would be effective for the taxable year for which made and all subsequent taxable years, unless the stock ceased to be marketable, or the Internal Revenue Service consented to the revocation of the election. U.S. Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

In the case of a U.S. Holder who does not make a mark-to-market election, the special PFIC tax rules described above will not apply to such U.S. Holder if the U.S. Holder makes an election to have Acer Inc. treated as a "qualified electing fund" and Acer Inc. provides certain required information to such holders. Under this third regime, a U.S. Holder that makes a qualified electing fund election will be currently taxable on its pro rata share of Acer Inc.'s net capital gain (the excess of net long-term capital gain over net short-term capital loss) and ordinary earnings, at long-term capital gains and ordinary income rates, respectively, for each of Acer Inc.'s taxable years during which Acer Inc. is treated as a PFIC, regardless of whether or not such amounts are actually distributed. The U.S. Holder's basis in the GDRs or Shares will be increased to reflect such taxed but undistributed amounts of income. Distributions of income that have previously been taxed will result in a corresponding reduction in the basis of the GDRs and Shares and will not be taxed again as a distribution to the U.S. Holder. U.S. Holders desiring to make a qualified electing fund election should consult their tax advisors with respect to the advisability of making such election. For a U.S. Holder to make a qualified electing fund election, Acer Inc. would have to satisfy certain reporting requirements. Acer Inc. has not determined whether it will undertake the necessary measures to be able to satisfy such requirements, in the event that it is treated as a PFIC.

United States Federal Income Taxation of Non-U.S. Holders

Subject to the discussion of United States backup withholding tax below, a Non-U.S. Holder of GDRs or Shares will not be subject to United States federal income or withholding tax on dividends paid to a Non-U.S. Holder by Acer Inc. or gains realized on the sale of GDRs or Shares, provided that (i) such income items are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or, in the case where a Non-U.S. Holder is eligible for the benefits of an income tax treaty with the United States, the Non-U.S. Holder does not have a permanent establishment or fixed place of business in the United States to which such income is attributable), (ii) the Non-U.S. Holder is not or was not present in or does not have or did not have a permanent establishment or fixed place of business in the United States, (iii) there has not been a present or former connection between the Non-U.S. Holder and the United States, including, without limitation, such Non-U.S. Holder's status as a citizen or former citizen, or resident or former resident, of the United States, and (iv) in case of a gain from the sale or disposition of GDRs or Shares by an individual, the Non-U.S. Holder is not present in the United States for 183 days or more during the taxable year of the sale. In all other cases, the Non-U.S. Holder generally will be subject to United States federal income tax in respect of such items of income in the same manner as a U.S. Holder. Where a Non-U.S. Holder that is also a corporation for United States federal income tax purposes is subject to United States federal income tax in respect of such items of income in the same manner as a U.S. Holder, such items of income, net of

United States federal corporate income taxes, may also be subject to an additional "branch profits tax" of 30% (or such lower rate as may be specified by a tax treaty for whose benefits the Non-U.S. Holder corporation is eligible).

United States Backup Withholding Tax and Information Reporting

Information reporting to the United States Internal Revenue Service will generally be required with respect to payments of dividends on GDRs and Shares and proceeds from the sale, exchange or redemption of the GDRs and Shares by a paying agent within the United States to U.S. Holders other than corporations and other exempt recipients. A backup withholding tax on amounts received will apply to those payments if a non-exempt U.S. Holder fails to provide certain identifying information, such as the holder's taxpayer identification number, and to comply with certain other requirements concerning backup withholding. Currently, this backup withholding rate is 30% for payments made in 2002 and 2003, but this rate will be reduced to 29% for payments made in 2004 and 2005, and 28% for payments made in 2006 and thereafter. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

Any amounts withheld under the backup withholding tax rules from a payment to a holder generally will be allowed as a refund or a credit against such holder's United States federal income tax, provided that the required information is furnished to the Internal Revenue Service.

SUMMARY OF DIFFERENCES BETWEEN ROC GAAP AND US GAAP

Acer Sertek's and Old Acer Inc.'s financial statements are, and Acer Inc.'s will be, prepared and presented in accordance with ROC GAAP which differ in certain respects from U.S. GAAP. The following is a summary of the principal differences between ROC GAAP and ROC SFC requirements, as applicable to Acer Sertek, Old Acer Inc. and Acer Inc., and U.S. GAAP. The summary below should not be considered as being exhaustive. Additionally, it may exclude certain differences that may affect the disclosure, presentation or classification of transactions or events in the financial statements. Further, this summary does not take into account numerous projects currently being undertaken by standard setting bodies in the United States and ROC that could affect future comparisons such as this one. Finally, there has been no attempt to identify all future differences between ROC GAAP and U.S. GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

Subject	ROC GAAP	U.S. GAAP
Retained earnings/Earnings per share/Employee stock bonus	It is a statutory requirement that bonuses paid to employees and remuneration paid to directors and supervisors out of retained earnings are not regarded as expenses, but instead are reported as a distribution from retained earnings and recorded in the year the shareholders approved the distribution of earnings. Under certain circumstances, employee bonuses may be paid in the form of newly issued stocks, in which case the stock issuance is recorded at par value.	Under U.S. GAAP, employee bonuses and remuneration issued to directors and supervisors, irrespective of whether the bonuses, are paid in the form of cash or stock are charged to income as compensation expense in the year the services are rendered. For bonuses paid in stock, the shares are valued using the fair value or the intrinsic value method and the difference with the amount initially recorded is recorded in the period the shareholders approved the distribution of earnings.
	The stock bonus to employees is given retroactive effect in the computation of earnings per share.	Under U.S. GAAP, stock bonus to employees is given only prospective effect in the computation of earnings per share.
	Under ROC GAAP, for publicly owned corporation, only simple earnings per share (EPS) is required to be presented on the face of the income statement if it has simple capital structure, e.g. only common stock and the potentially dilutive convertible securities, options, warrants, or other rights that upon conversion or exercise could in the aggregate dilute earnings per common share by less than 3%. Primary and fully diluted earnings per share is calculated, if the aggregate diluted result is at least equal to 3% of simple earnings per share, by taking into consideration additional common shares that would have been outstanding if the dilutive share equivalents of convertible securities had been issued.	U.S. GAAP eliminated the 3% materiality consideration in the distinction between simple and complex capital structure. Accordingly, all entities with outstanding convertible securities, options, warrants, or other rights that upon conversion could dilute earning per common share should present both basic and diluted EPS in equal prominence on the face on the income statement. If basic and diluted EPS are identical, they may be presented in one appropriately captioned line item.

Stock dividends	Under ROC GAAP, the issuance of stock dividends (sometimes characterized as stockholders' bonuses) is recorded based on the par value of the shares, multiplied by the number of shares issued.	Under U.S. GAAP, when the ratio of distribution is less than 25% of shares of the same class outstanding, stock dividends are generally recorded based on the fair value method, with the par value recorded in the capital stock accounts and the excess of fair value over the par value being recorded as additional paid-in capital. Distribution in excess of 25% is generally considered as stock split.
Employee share purchase	In connection with a number of new shares issued to shareholders, the Company also issue shares to employees at the same issue price, which usually represented a discount to the quoted market price. Under ROC GAAP, such issues are recorded as capital contribution for the cash amount received from the employees.	Under U.S. GAAP, such issues would be recorded as capital contribution for the cash amount received from the employees. In addition, compensation expense would be recorded, for the difference between the shares issue price and the fair market value or the intrinsic value, during the period when such issues were made.
Capital reserve	In conformity with ROC GAAP, the following items are treated as capital reserve: (a) any premium on capital stock; and (b) after-tax gain on disposal of assets (transferred from retained earnings to capital reserve after recognition in earnings).	Under U.S. GAAP, these items are treated as follows: (a) as additional paid-in capital (shareholders equity); and (b) remains in retained earnings after recognition in earnings.
Consolidation	Under ROC GAAP, a company is required to include in its annual consolidated financial statements only those subsidiaries, which are directly or indirectly over 50% owned. For directly-owned subsidiaries (i) with total assets and operating revenues which are less than 10% of the Company's unconsolidated total assets and operating revenues, or (ii) which are in a negative equity position, the Company has the option of whether or not to consolidate such subsidiaries. For purposes of applying the above test, the amounts are determined based on the respective subsidiary's unconsolidated financial statements. Irrespective of the above test, if the combined revenues and total assets of all such unconsolidated subsidiaries exceeds 30% of the Company's unconsolidated total assets and operating revenues, then each individual subsidiary with total	Under U.S. GAAP, the parent company's consolidated financial statements generally include the financial statements of majority owned subsidiaries, unless (i) control is considered temporary of (ii) control does not rest with the majority owner. Further, U.S. GAAP requires that the accounting principles and practices used by an enterprise in the preparation of its interim statements should be based on those used in its latest annual financial statements unless a change of accounting practice or policy has been adopted in the current year. Thus, if the enterprise's latest annual financial statements were prepared on a consolidated basis, accordingly the interim financial statements shall also be prepared on consolidated basis, except as discussed above.

	assets or operating revenues greater than 3% of the Company's respective unconsolidated amounts shall be consolidated. However, a company is not required to prepare interim financial statements on consolidated basis. Instead, the company is only required to recognize investment income/loss in majority-owned subsidiaries under the equity method.	
	Goodwill being the excess of the investment cost over the net asset value of the consolidated subsidiary is capitalized as an intangible asset and amortized to the income statement over five to twenty years.	Under U.S. GAAP, goodwill is not amortized. Staring with fiscal years beginning after December 15, 2001, goodwill is to be tested for impairment at the level of reporting unit. Impairment losses for goodwill that arise due to the initial application of this new standard (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principles. Goodwill acquired after June 30, 2001 will be subject to the non-amortization provision of this standard. Prior to the issuance of this standard, goodwill is amortized over its estimated useful life but not exceeding 40 years.
Equity investments of at least 20%	For investments accounted under the equity method, ROC GAAP provides that, any resulting profit intercompany transactions between an investor company and an unconsolidated investee company, be eliminated in the investor company's financial statements. In general, net intercompany profit on such transactions is deferred and offset against the long term investment account, with the deferred net intercompany profit amortized to income over future periods based on the nature of the transaction which give rise to the deferred intercompany profit.	Under U.S. GAAP, the gross amount of the related accounts of the intercompany profit arising from intercompany transactions between an investor company and an unconsolidated investee affiliate are generally eliminated in the investor company's financial statements by charging cost of sales and crediting the investment account. This elimination is either complete or partial to the extent of the investor company's interest in the investee company.
Equity investments of less than 20% or debt investments/short-term investment	Long-term investments of less than 20% of a company's shares are accounted for at the lower of cost or market value for listed investee companies and at cost for unlisted investee companies and if the company has no ability to exercise significant influence in the management of the investee company. Valuation allowance under this lower of cost or market value method is shown under stockholders' equity. When it	Equity investment of less than 20% that have readily determinable fair value and debt investments are classified in three categories and accounted as follows: a) Debt and equity securities classified as trading securities are marked to market at the end of the accounting period with unrealized gains or losses taken to current earnings.

	becomes evidently clear that there has been a permanent impairment in investment value and the chance of recovery is minimal, loss is recognized in the current year. Under ROC GAAP, investments in foreign investee companies, denominated in foreign currencies, accounted for at cost method are converted to New Taiwan dollars using the exchange rate prevailing at balance sheet date and the resulting exchange gain or loss is recorded in stockholders' equity under the cumulative translation adjustment account. Effective for financial statements for the year ended December 31, 1999, significant influence criteria have been expanded to include investment with the highest voting rights. Short-term investments are stated at the lower of cost or market value.	b) Debt securities classified as held to maturity are reported at amortized cost, with any premium or discount amortized over the period of the investment. c) Debt and equity securities classified as available for sale are marked to market at the end of the accounting period with unrealized gains or losses taken to a separate component of shareholders' equity, unless there is a permanent decline in the value of such investment in which case it is recorded against income.
Accounting for changes in ownership interest in investee companies	Under ROC GAAP, when an investee company issues additional shares and the investor's ownership interest changes as a result, any resulting difference between the investor's investment balance and its proportionate share of the investee company's net equity is adjusted to its investment account with an offsetting entry to the investor's capital reserve or retained earning. Upon subsequent disposition of the investment, amounts previously recorded to capital reserve or retained earnings relating to the respective investment will be reversed and recorded as part of the gain or loss on disposal.	Under U.S. GAAP, when an investee company issues additional shares at an amount over/under the carrying value of the shared held by the investor and the investor's ownership interest decreases as a result of not fully subscribing to the issue, the resulting difference between the investor's investment balance and its proportionate share of investee company's net equity is adjusted to its investment account with an offsetting entry either to (i) gain or loss to record the deemed disposition of shares or (ii) to paid-in-capital. If an adjustment has been made to paid-in-capital to recognize investee capital transactions, U.S. GAAP would not permit the adjustment of such amounts on the subsequent disposition of all or a part of the adjustment.
Impairment of long-lived assets or ling-lived assets to be disposed	No specific standards address impairment of ling-lived assets; normally such assets would be carried at cost less accumulated depreciation. Assets purchased for use in the business but not subsequently used for that purpose are generally recorded as idle assets and reclassified from fixed assets to other assets, in which case there is a	U.S. GAAP requires that long-lived assets held for use by an entity be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized for the difference between the carrying value and the fair value based on discounted cash flow.

	requirement to assess the net realizable value such that idle assets are not recorded at an amount in excess of net realizable value.	
Prepayment of fixed assets	Under ROC GAAP, prepayment of fixed assets is presented as part of fixed assets.	Under U.S. GAAP, prepayment of fixed assets should be presented as other assets.
Depreciation of fixed assets	Depreciation is generally provided using the guideline service lives as prescribed by the ROC Tax Authorities plus one additional year as salvage value.	Depreciation is provided over the asset's estimated economic useful life. Salvage value, if any, is based on the estimated net realizable value of the asset at the end of its estimated economic useful life.
Convertible debt securities	When convertible bonds are issued, ROC GAAP does not recognize or account for any beneficial or conversion feature embedded in the securities.	Under U.S. GAAP, beneficial conversion features of convertible securities with beneficial conversion features or contingently adjustable conversion ratios should be recognized an measured by allocation a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible (intrinsic value).
Comprehensive income	Under ROC GAAP, there are no standards for accounting and reporting of comprehensive income.	U.S. GAAP establishes standards for reporting and display of comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is composed of two subsetsX "net income" and "other comprehensive income." Comprehensive income includes charges or credits to equity that are not the result of transactions with owners (e.g., cumulative translation adjustments under SFAS 52, minimum pension liabilities under SFAS 87 and unrealized gains and losses on available-for-sale securities under SFAS 115, and the effective portion of the change in the fair value of cash flow and net investment hedges under FAS 133).
Accounting for derivative instruments	There are no specific accounting standards under ROC GAAP which address measurement for derivative instruments such as options, swap arrangements, and interest, rate swap contracts, except for foreign currency forward contracts. Such	Under U.S. GAAP, accounting for derivative instruments requires that all entities recognize derivative instruments as assets and liabilities in the statement of financial position and subsequently measure them at fair value. If certain conditions are met,

	contracts are classified as either hedge or speculative contracts. Forward contracts in the form of hedges are recorded and translated using the exchange rates prevailing on the contract date. The discount or premium on the forward exchange contract is amortized over the contract period. The balance at period-end is translated into New Taiwan dollars at the exchange rates prevailing at the balance sheet date, and any translation is recognized in the current year's net income.	entities may elect to designate a derivative instrument as one of the following: Fair value hedge--a hedge of the exposures to changes (that are attributable to particular risk) in the fair value of (1) a recognized asset or liability or (2) an unrecognized firm commitment; Cash-flow hedge--a hedge of the exposure to variability (that is attributable to a particular risk) in the cash flows of a forecasted transaction; and Foreign-currency hedge--a hedge of the foreign-currency exposure of (1) an unrecognized firm commitment, (2) and available-for-sale security, (3) a forecasted transaction, or (4) a net investment in a foreign operation.
Compensated absences	ROC GAAP has not specific accounting practice regarding compensated absences.	Compensated absences must be accrued based on the liability for employees' rights to receive compensation for future absences when certain conditions are met.
Cost of sales	Under ROC GAAP, provisions for normal inventory scrap and obsolescence are recorded as non-operating expenses.	Under U.S. GAAP, provisions for normal inventory scrap and obsolescence are generally charged to cost of sale.
Deferred charges	Under the ROC Company Law, expenses of obtaining new capital by issuing common or preferred stock can be capitalized as deferred charges and then amortized over three years under the straight line method.	Under U.S. GAAP, expenses of issuing common or preferred stock should be charged directly to the capital in excess of par or capital in excess of stated value. Retained earnings may be charged when legal regulations prohibit charging stock issue costs to capital accounts.
Concentration of risk	ROC GAAP has no specific disclosure requirements concerning concentration of risk.	Disclose concentration of risk on one or more parties, as appropriate, including such parties as major customers, suppliers, franchisers, distributors, general agents, borrowers or lenders is required.
Segment information	ROC GAAP requires disclosure of segment information in the footnotes information to the financial statements according to industry and geographic information, which need not necessarily be the same as the management's internal report to company decision-makers.	Under U.S. GAAP, public business enterprise is required to present segment information based on operating segments. Several operating segments may, provided aggregation criteria are met, be aggregated to reportable segments for which the required information is disclosed. Disclosure is based on the management's approach for reporting

		segments information to the company's chief operating decision-makers that are used internally for evaluating segment performance and deciding how to allocate resources to segments.
Statement of cash flows	Under ROC GAAP, cash flows are generally reported at their net amount for the period. In addition, certain disclosures of non-cash investing and financing activities are not generally made, and certificates of time deposits with original maturities of greater than three months are classified as cash.	Under U.S. GAAP, cash flows are generally reported at their gross amounts, rather than netting inflows against outflows for related items (such as netting payments on long-term debt against proceeds from issuance of new long-term debt instruments.) In addition, separate disclosure is required of all investing and financing activities that do not result in cash flows. Certificates of time deposits with original maturities of over three months are classified as trading securities.
Pension plan disclosure	Under ROC GAAP, disclosure of changes in plan assets and benefit obligations is not required.	Under U.S. GAAP, changes in plan assets and benefit obligations are required to be disclosed.
Revenue recognition	Under ROC GAAP, revenue is recognized when realized or realizable.	Under U.S. GAAP, revenue recognition is usually prescriptive and revenue is generally recognized when it is realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller's price to the buyer is fixed or determinable, and (iv) collectibility is reasonable assured.
10% additional income tax on undistributed earnings	Under the current tax regulations, current year's earnings, on tax basis, not distributed in the following year are subject to 10% additional income tax. This 10% additional income tax is recognized as a tax expense in the following year when the amount is determined. In addition, the effect of the 10% tax on temporary differences is not recognized.	Under U.S. GAAP, this 10% additional income tax is recognized in the period during which the related income is generated and the impact of the 10% tax is measured for both current and deferred tax.
New accounting pronouncements	Under ROC GAAP, disclosure of recently issued accounting standards but not yet effective as of balance sheet date is not required.	U.S. GAAP requires disclosure of the impact the recently issued accounting standards will have on the financial statements of the company when adopted in the future.

ACCOUNTANTS

The consolidated and non-consolidated financial statements of each Old Acer Inc. and Acer Sertek as of December 31, 1998, 1999 and 2000 and for the years then ended and the non-consolidated accounts of each of Old Acer Inc. and Acer Sertek for the six month ended June 30, 2001 included in these Listing Particulars have been audited by KPMG of 6th Floor, No. 156, Sec 6, Min-Sheng, East Road, Taipei 105, Taiwan, ROC, independent certified public accountants, to the extent and for the periods indicated in their reports thereon. Such financial statements have been included in reliance upon the reports of KPMG. The reports of KPMG have been included in these Listing Particulars in the form and context in which they appear with the consent of KPMG, who have authorized the contents of that part of these Listing Particulars which contains their reports for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulation 2001.

GENERAL INFORMATION

Acer Inc. is incorporated as a company limited by shares under the ROC Company Law. Acer Inc.'s registered office is at 7F, 137, Sec. 2, Chien Kui N. Rd., Taipei 100, Taiwan, R.O.C. Its head office is at 8F, 88, Hsin Tai Wu Rd., Sec. 1, Hsichih, Taipei Hsien 221, Taiwan. Acer Inc.'s place of registration is Taipei, Taiwan, with a registration number of 20828393.

According to Article Two of Acer Inc.'s Articles of Incorporation, the businesses engaged in by Acer Inc. are (i) the design, manufacture and sale of microprocessor systems, voice synthetic computer boards and systems. Chinese-language computer systems and terminals, microcomputers and peripheral devices, communication electronic device, computers (including 32-bit computer systems, 64-bit computer systems, multimedia computer systems, moniputers computers), internet computers, microprocessor applications and components thereof; (ii) the research and development, testing and sale of semiconductors (iii) the design, purchase and sale of computer programs and (iv) import and export trading businesses related to the Acer Inc.'s businesses.

The issue of the Shares underlying the GDRs were authorized and approved by the Board of Directors and shareholders of Acer Sertek and Old Acer Inc. on 17 December 2001. All consents, approvals, authorizations or other orders required for the issue of Shares under prevailing laws of the ROC have been given or obtained.

There has been no significant change in the financial or trading position, and no material adverse change in the financial position or prospects of the Old Acer Inc. and its consolidated subsidiaries since 30 June 2001, the date to which it last published audited financial statements were prepared.

Other than the disposal of certain shares in Acer Marketing Services in April, 2001 (see "Business - Recent Developments"), there has been no significant change in the financial or trading position, and no material adverse change in the financial position or prospects of Acer Sertek and its consolidated subsidiaries since 30 June 2001, the date to which its last published audited financial statements were prepared.

Neither Old Acer Inc. nor any of its consolidated subsidiaries is involved in legal or abitration proceedings which may have, of have had in the last twelve months a significant effect on Old Acer Inc. or the financial position of the Old Acer Inc. group as a whole, nor are there any proceedings, to Old Acer Inc.'s knowledge pending or threatened.

Neither Acer Sertek nor any of its consolidated subsidiaries is involved in legal or arbitration proceedings which may have, or have had in the last twelve months, a significant effect on Acer Sertek or the financial position of the Acer Sertek group as a whole, nor are any such proceedings, to Acer Sertek's knowledge, pending or threatened.

Old Acer Inc. divided its DMS business and transferred it to Wistron on the effective day of February 28, 2002. The value of assets so divided and transferred to Wistron was NT$5,800 million. In exchange, Wistron issued 400 million common shares at NT$14.50 per share to Old Acer Inc. Old Acer Inc. will merge with Acer Sertek on the effective day of March 27, 2002 pursuant to the Agreement and Plan of Merger dated October 30, 2001 between Old Acer Inc. and Acer Sertek (the "Agreement and Plan of Merger"), with Old Acer Inc. being the extinguished corporation and Acer Sertek being the surviving corporation (to be renamed with effect from the Merger, Acer Inc.). For information on the capital structure of Old Acer Inc., Acer Sertek, and Acer Inc., please see "Description of Share Capital".

Pursuant to the terms of the Agreement and Plan of Merger, Old Acer Inc. shareholders will receive one common share of Acer Inc. for every 2.5 common shares of Old Acer Inc. held. This share swap ratio may only be changed in accordance with the provisions of the Agreement and Plan of Merger. The Agreement and Plan of Merger provides that upon the occurrence of any of the following, the ratio may be adjusted by the chairmen of Old Acer Inc. and Acer Sertek, acting jointly under the authorization of each of their respective shareholders meeting, whereby the new shares issued by Acer Inc. for the merger shall then be adjusted accordingly:

a. a capital increase in cash, issuance of convertible bond, and distribution of dividend after the signature date of the Agreement and Plan of Merger;
b. isposal of major assets of either Old Acer Inc. or Acer Sertek as well as the carrying out of y corporate actions which have a significant impact on the financial results or business of her Old Acer Inc. or Acer Sertek, except as provided below:
   (i) any purchase and/or sale of assets or shareholdings or the transfer or division of ssets and debts on an arm's length basis and within the Acer group carried out in ccordance with relevant laws;
   (ii) any merger, acquisition or division pursuant to the ROC Merger Law.
c. the occurrence of a significant event or matter that affect shareholders' rights and privileges or stock price in either Acer Sertek or Old Acer Inc.; or
d. the arising of matters due to a change of law or regulations, or relating to the discretion of the governing authority which renders adjustment of share swap ratio necessary.

Any actual change of the ratio to be made by both parties' chairmen pursuant to the preceding conditions shall be ratified by both parties' boards of directors through a prior resolution or a ratification resolution approved after such a change has taken place.

In March 2000, Old Acer Inc. extended a loan to Acer Sales and Distribution Ltd.("ASD"), in which Old Acer Inc. held 100% through Acer Computer International Ltd. ("ACI"). The purpose of the loan is to repay ASD's debts to Acer Holdings International Ltd. As at the date of these Listing Particulars, the outstanding balance is US$21,000,000. There are no other outstanding loan arrangements by Acer Sertek or Old Acer Inc. with their respective consolidated subsidiaries.

As at the date of these Listing Particulars, there are no unusual and significant related party transaction between Old Acer Inc. and its directors other than the personal guarantee by Mr Stan Shih of a loan to Old Acer Inc. (see "Business - Directors and Supervisors"). As at the date of these Listing Particulars, there are no unusual and significant related party transaction between Acer Sertek and its directors.

In the opinion of the directors of Acer Inc., the unconsolidated interim financial statements of Old Acer Inc. and Acer Sertek for the six months ended June 30, 2001 enable investors to make an informed assessment of the results and activities of the Old Acer Inc. group and Acer Sertek group respectively.

Copies of the following documents (in English) may be inspected at the offices of Nomura International PLC, Nomura House, 1 St Martin's-le-Grand, London, EC1A 4NP, England during usual business hours on any weekday (Saturdays and public holidays excepted) for fourteen days from the date of these Listing Particulars: (a) the Articles of Incorporation of Acer Inc.; (b) the annual audited consolidated and non-consolidated accounts of each of Old Acer Inc. and Acer Sertek for the three years ended December 31, 2000 and the interim audited non-consolidated accounts of each of Old Acer Inc. and Acer Sertek for the six months ended June 30, 2001; (c) the Agreement and Plan of Merger; and (d) the Deposit Agreement.

INDEX TO FINANCIAL STATEMENTS

Old Acer Inc.

Acer Sertek

Non-Consolidated Annual Financial Statements:

Non-Consolidated Interim Financial Statements as of and for June 30, 2000 and 2001

Independent Auditors' Report

The Board of Directors
Acer Incorporated:

We have audited the consolidated balance sheets of Acer Incorporated and subsidiaries as of December 31, 1998, 1999 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acer Incorporated and subsidiaries as of December 31, 1998, 1999 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of China applied on a consistent basis.

The accompanying consolidated financial statements as of and for the year ended December 31, 2000, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2 (q) of the notes to the consolidated financial statements.

KPMG
Taipei, Taiwan (the Republic of China)
March 16, 2001

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

ACER INCORPORATED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 1998, 1999 and 2000
(In thousands of New Taiwan dollars and US dollars)

Assets	1998 NT$	1999 NT$	2000 NT$	2000 US$
Current assets:				
Cash and cash equivalents (note 3)	11,364,266	11,191,150	9,200,359	278,124
Short-term investments (notes 4 and 21)	1,626,930	2,664,702	8,290,896	250,632
Pledged time deposits (note 18)	1,165,398	2,013,226	47,033	1,422
Notes and accounts receivable, net of allowance for doubtful accounts of NT$636,134, NT$553,629 and NT$1,013,091 as of December 31, 1998, 1999 and 2000, respectively (note 18)	20,560,054	19,157,524	18,469,897	558,340
Receivables from related parties (note 17)	2,710,464	5,446,017	3,049,607	92,189
Inventories (note 5)	17,957,463	24,720,195	19,478,599	588,833
Prepaid expenses and other current assets (notes 15 and 21)	2,777,954	3,100,936	6,928,029	209,433
Total current assets	58,162,529	68,293,750	65,464,420	1,978,973
Long-term equity investments (notes 6, 18, 20 and 21)	23,894,284	25,245,237	39,349,137	1,189,514
Property, plant and equipment (notes 10, 18 and 19):				
Land	2,957,137	2,990,788	6,798,319	205,511
Buildings and improvements	6,285,749	8,694,653	9,948,178	300,731
Machinery and equipment	3,450,231	3,335,078	4,035,584	121,995
Mold equipment	888,517	968,079	1,233,859	37,299
Research and development equipment	425,650	379,580	474,233	14,336
Furniture and fixtures	753,989	1,024,798	1,215,664	36,749
Other equipment	1,024,390	1,323,273	1,457,228	44,052
Leased equipment and leasehold improvements	245,809	307,518	346,254	10,467
Construction in progress and advanced payments for purchases of property and equipment	1,486,897	347,747	1,285,198	38,851
	17,518,369	19,371,514	26,794,517	809,991
Less: accumulated depreciation	(3,134,141)	(3,818,544)	(5,037,504)	(152,282)
Net property, plant and equipment	14,384,228	15,552,970	21,757,013	657,709
Intangible assets (notes 8 and 19)	2,536,669	2,292,403	2,319,780	70,126
Long-term receivables from related parties (note 17)	813,408	538,092	-	-
Advance payments for purchases of land and land held for development (note 7)	4,145,332	354,695	243,773	7,369
Deferred expenses and other assets (notes 9, 10, 15, 16 and 18)	2,476,973	4,558,401	2,584,862	78,140
Total assets	106,413,423	116,835,548	131,718,985	3,981,831

See accompanying notes to consolidated financial statements.

ACER INCORPORATED AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 1998, 1999 and 2000
(In thousands of New Taiwan dollars and US dollars)

Liabilities and Stockholders' Equity	1998 NT$	1999 NT$	2000 NT$	2000 US$
Current liabilities:				
Short-term borrowings (notes 11 and 18)	12,063,573	13,556,943	16,650,771	503,349
Current installments of long-term debt (notes 12, 18 and 21)	761,392	842,739	1,087,898	32,887
Notes and accounts payable	20,165,076	18,538,104	9,911,533	299,623
Payables to related parties (note 17)	3,368,111	5,463,505	3,546,575	107,212
Deferred intercompany profits	52,427	84,992	66,091	1,998
Advance collection from sale of land (note 17)	290,219	1,063,066	29,090	879
Accrued expenses and other current liabilities (notes 16 and 21)	9,061,922	9,511,734	9,300,814	281,161
Bonds payable (note 13)	-	-	9,924,000	300,000
Total current liabilities	45,762,720	49,061,083	50,516,772	1,527,109
Bonds payable (notes 13, 18, 20 and 21)	5,104,232	910,689	7,002,446	211,682
Long-term debt, excluding current installments (notes 12, 18 and 21)	5,584,911	4,410,247	8,792,303	265,789
Other liabilities (note 16)	173,738	205,263	1,141,355	34,503
Total liabilities	56,625,601	54,587,282	67,452,876	2,039,083
Stockholders' equity (notes 13 and 14):				
Common stock	25,807,807	31,076,652	39,175,062	1,184,252
Convertible bonds applying for conversion	151,700	-	-	-
Capital surplus	14,370,413	17,429,103	13,132,315	396,987
Legal reserve	1,582,110	1,830,655	2,541,781	76,837
Unappropriated earnings	7,685,249	12,320,600	11,577,572	349,987
Translation adjustment	736,302	340,254	834,733	25,234
Treasury stock	(3,604,069)	(3,010,086)	(4,022,641)	(121,603)
Total stockholders' equity	46,729,512	59,987,178	63,238,822	1,911,694
Minority interest (note 14)	3,058,310	2,261,088	1,027,287	31,054
Total stockholders' equity and minority interest	49,787,822	62,248,266	64,266,109	1,942,748
Commitments and contingencies (notes 17, 19, 20 and 21)				
Total liabilities and stockholders' equity	106,413,423	116,835,548	131,718,985	3,981,831

See accompanying notes to consolidated financial statements.

ACER INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 1998, 1999 and 2000
(In thousands of New Taiwan dollars and US dollars, except net income per common share)

	1998	1999	2000	
	NT$	NT$	NT$	US$
Revenues (note 17)	169,659,958	181,331,344	157,482,162	4,760,645
Cost of revenues (note 17)	(150,196,227)	(160,664,730)	(142,063,826)	(4,294,553)
Gross profit	19,463,731	20,666,614	15,418,336	466,092
Operating expenses (note 17):				
Selling expenses	(11,948,539)	(11,582,595)	(12,243,148)	(370,107)
General and administrative expenses	(3,317,677)	(3,978,342)	(4,466,967)	(135,035)
Research and development expenses	(2,598,253)	(2,545,800)	(3,198,723)	(96,697)
Total operating expenses	(17,864,469)	(18,106,737)	(19,908,838)	(601,839)
Operating income (loss)	1,599,262	2,559,877	(4,490,502)	(135,747)
Non-operating income and gains:				
Interest income (note 17)	956,027	592,791	749,671	22,662
Investment income, net (note 6)	-	-	1,024,297	30,964
Gain on disposal of investments, net (note 6)	3,289,803	5,744,254	10,773,287	325,674
Gain on disposal of property and equipment	18,339	15,523	235,610	7,122
Rental income	89,144	130,686	276,563	8,360
Other income	458,581	684,985	677,919	20,495
	4,811,894	7,168,239	13,737,347	415,277
Non-operating expenses and loss:				
Interest expense, net of capitalized interest of NT$342,477, NT$292,877 and NT$39,893 in 1998, 1999 and 2000, respectively	(1,318,494)	(1,196,315)	(1,848,746)	(55,887)
Foreign exchange loss, net	(684,753)	(461,127)	(714,773)	(21,607)
Investment loss, net (note 6)	(2,560,477)	(186,441)	-	-
Loss on disposal of property and equipment	(58,495)	(90,927)	(43,904)	(1,327)
Other loss	(172,964)	(173,189)	(985,704)	(29,798)
	(4,795,183)	(2,107,999)	(3,593,127)	(108,619)
Income before income taxes, minority interest and pre-acquisition (income) loss	1,615,973	7,620,117	5,653,718	170,911
Income tax benefit (expense) (note 15)	899,485	(196,899)	572,112	17,295
Income before minority interest and pre-acquisition loss	2,515,458	7,423,218	6,225,830	188,206
Minority interest in net loss (income)	(23,034)	(118,306)	376,787	11,390
Pre-acquisition loss	-	4,052	175,736	5,312
Net income	2,492,424	7,308,964	6,778,353	204,908
Net income per common share:				
Excluding treasury shares owned by consolidated subsidiaries	0.68	1.87	1.73	0.05
Including treasury shares owned by consolidated subsidiaries	0.69	1.92	1.76	0.05
Pro forma information: assuming common stock acquired by consolidated subsidiaries is not recorded as treasury stock:				
Net income	2,492,424	7,345,424	6,771,687	204,706
Net income per common share	0.68	1.88	1.73	

See accompanying notes to consolidated financial statements.

ACER INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 1998, 1999 and 2000
(In thousands of New Taiwan dollars)

	Common stock NT$	Convertible bonds applying for conversion NT$	Capital Surplus NT$	Legal reserve NT$	Unappropriated earnings NT$	Translation adjustment NT$	Treasury (ii) stock NT$	Total NT$
Balance at January 1, 1998	19,522,895	104,298	13,773,754	1,208,360	8,661,849	952,599	(3,482,466)	40,741,289
Net income for 1998	-	-	-	-	2,492,424	-	-	2,492,424
Translation adjustment	-	-	-	-	-	(216,297)	-	(216,297)
Convertible bonds converted into common stock (note 13)	1,255,096	47,402	3,110,357	-	-	-	-	4,412,855
Gain on disposal of property and equipment transferred to capital surplus (note 14)	-	-	7,543	-	(7,543)	-	-	-
Investees' gain on disposal of property and equipment transferred to or reversed from capital surplus, net	-	-	(565)	-	565	-	-	-
Surplus from long-term equity investments accounted for by equity method (note 6)	-	-	(565,075)	-	-	-	-	(565,075)
Appropriations of 1997 net income (note 14):								
Legal reserve	-	-	-	373,750	(373,750)	-	-	-
Stock dividends	5,029,816	-	(1,955,601)	-	(3,074,215)	-	-	-
Directors' remuneration	-	-	-	-	(14,081)	-	-	(14,081)
Common stock acquired by consolidated subsidiaries(note 14)	-	-	-	-	-	-	(121,603)	(121,603)
Balance at December 31, 1998	25,807,807	151,700	14,370,413	1,582,110	7,685,249	736,302	(3,604,069)	46,729,512
Net income for 1999	-	-	-	-	7,308,964	-	-	7,308,964
Translation adjustment	-	-	-	-	-	(396,048)	1,953	(314,095)
Convertible bonds converted into common stock (note 13)	1,383,909	(151,700)	3,159,706	-	-	-	-	4,391,915
Gain on disposal of property and equipment transferred to capital surplus (note 14)	-	-	2,892	-	(2,892)	-	-	-
Investees' gain on disposal of property and equipment transferred to capital surplus	-	-	194,813	-	(194,813)	-	-	-
Surplus from long-term equity investments accounted for by equity method (note 6)	-	-	1,322,392	-	-	-	-	1,322,392
Appropriations of 1998 net income (note 14):								
Legal reserve	-	-	-	248,545	(248,545)	-	-	-
Stock dividends	3,884,936	-	(1,657,573)	-	(2,227,363)	-	-	-
Subsidiaries' disposal of investment in the Company's stock (note 14)	-	-	36,460	-	-	-	21,237	557,697
Common stock acquired by consolidated subsidiaries (note 14)	-	-	-	-	-	-	9,207)	(9,207)
Balance at December 31, 1999	31,076,652	-	17,429,103	1,830,655	12,320,600	340,254	(3,010,086)	59,987,178
Net income for 2000	-	-	-	-	6,778,353	-	-	6,778,353
Translation adjustment	-	-	-	-	-	494,479	(150,193)	344,286
Gain on disposal of property and equipment transferred to capital surplus (note 14)	-	-	230,320	-	(230,320)	-	-	-
Investees' gain on disposal of property and equipment transferred to capital surplus	-	-	2,433	-	(2,433)	-	-	-
Surplus from long-term equity investments accounted for by equity method (note 6)	-	-	(1,433,013)	-	-	-	-	(1,433,013)
Appropriations of 1999 net income (note 14):								
Legal reserve	-	-	-	711,126	(711,126)	-	-	-
Stock dividends	8,098,410	-	(3,107,665)	-	(4,990,745)	-	-	-
Cash dividends	-	-	-	-	(1,553,832)	-	-	(1,553,832)
Directors' remuneration	-	-	-	-	(32,925)	-	-	(32,925)
Subsidiaries' disposal of treasury stock (note 14)	-	-	(6,666)	-	-	-	9,806	93,140
Common stock acquired by consolidated subsidiaries	-	-	-	-	-	-	(114,444)	(114,444)
Cash dividends paid to treasury stockholders	-	-	17,803	-	-	-	-	7,803
Common stock acquired by the Company (note 14)	-	-	-	-	-	-	(847,724)	47,724)
Balance at December 31, 2000	39,175,062	-	13,132,315	2,541,781	11,577,572	834,733	(4,022,641)	.238,822

See accompanying notes to consolidated financial statements.

ACER INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 1998, 1999 and 2000
(In thousands of New Taiwan dollars and US dollars)

	1998	1999	2000	
	NT$	NT$	NT$	US$
Cash flows from operating activities:				
Net income	2,492,424	7,308,964	6,778,353	204,908
Adjustments to reconcile net income to cash provided by (used in) operating activities:				
Minority interest in net income (loss) and pre-acquisition income (loss)	23,034	114,254	(552,523)	(16,703)
Depreciation and amortization	2,029,487	2,288,883	3,058,478	92,457
Write-down of property, plant and equipment and other assets	18,138	143,927	-	-
Unrealized foreign exchange loss, net	473,430	324,293	564,481	17,064
Provision for early redemption of convertible bonds	223,574	148,605	-	-
Loss (gain) on disposal of property and equipment, net	49,711	(35,233)	(192,860)	(5,830)
Gain on disposal of long-term investments	(1,988,561)	(5,650,672)	(10,594,955)	(320,283)
Net investment loss (income) recognized by equity method, net of cash dividends received	2,784,999	704,179	(436,238)	(13,187)
Decrease (increase) in notes and accounts receivable	(384,979)	(315,101)	2,814,091	85,069
Decrease (increase) in receivables from related parties	2,167,657	(3,550,397)	2,424,693	73,298
Decrease (increase) in inventories	(2,007,176)	(6,185,857)	6,872,560	207,756
Increase in prepaid expenses and other current assets	(1,345,058)	(537,736)	(2,801,134)	(84,678)
Increase in deferred expenses and deferred income tax assets	(836,612)	(733,880)	(79,555)	(2,405)
Increase (decrease) in deferred intercompany profits	1,432	32,565	(18,901)	(571)
Increase (decrease) in notes and accounts payable	2,031,919	667,072	(8,991,637)	(271,815)
Increase (decrease) in payables to related parties	(872,651)	2,680,883	(5,182,286)	(156,659)
Increase (decrease) in accrued expenses and other current liabilities	(588,759)	879,638	(597,742)	(18,070)
Increase (decrease) in other liabilities and advance collection from sale of land	(563,319)	374,509	(96,059)	(2,904)
Cash provided by (used in) operating activities	3,708,690	(1,341,104)	(7,031,234)	(212,553)

See accompanying notes to consolidated financial statements.

ACER INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 1998, 1999 and 2000
(In thousands of New Taiwan dollars and US dollars)

	1998	1999	2000	
	NT$	NT$	NT$	US$
Cash flows from investing activities:				
Net increase in short-term investments	(898,375)	(1,248,819)	(5,626,194)	(170,078)
Additions to property, plant and equipment	(5,362,536)	(4,101,961)	(7,771,944)	(234,944)
Proceeds from sales of long-term investments	4,067,998	13,862,327	19,069,891	576,478
Purchase of subsidiary companies	34,857	-	(1,318,155)	(39,847)
Sale of subsidiary companies	-	(1,076,773)	-	-
Increase in long-term investments	(12,395,346)	(7,206,077)	(21,898,996)	(662,001)
Proceeds from disposal of property, plant and equipment	363,346	381,584	552,816	16,711
Decrease (increase) in loans to related and third parties	(773,118)	275,309	538,092	16,266
Increase in intangible assets	(205,216)	(547,522)	(971,022)	(29,354)
Decrease (increase) in other assets	(1,362,214)	(774,118)	110,922	3,353
Decrease (increase) in pledged time deposits	1,664,566	(847,828)	1,966,193	59,438
Cash used in investing activities	(14,866,038)	(1,283,878)	(15,348,397)	(463,978)

	1998	1999	2000	
	NT$	NT$	NT$	US$
Cash flows from financing activities:				
Subsidiaries' capital increase in cash subscribed by third parties	146,738	398,035	-	-
Cost of issuing stock certificates	(55)	(11)	-	-
Increase (decrease) in short-term borrowings	(152,464)	2,438,186	2,717,265	82,142
Increase (decrease) in long-term debt	(448,461)	(893,317)	4,627,215	139,880
Payment of directors' remuneration and cash dividend	(14,081)	-	(1,586,757)	(47,967)
Issuance of bonds	8,000,000	-	15,240,000	460,701
Increase in loan from related parties	-	3	-	-
Net decrease (increase) in treasury stock	(121,603)	593,983	(851,225)	(25,732)
Cash provided by financing activities	7,410,074	2,536,879	20,146,498	609,024
Effect of exchange rate changes on cash	42,218	(85,013)	242,342	7,325
Net decrease in cash and cash equivalents	(3,705,056)	(173,116)	(1,990,791)	(60,182)
Cash and cash equivalents at beginning of year	15,069,322	11,364,266	11,191,150	338,306
Cash and cash equivalents at end of year	11,364,266	11,191,150	9,200,359	278,124
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Interest, excluding capitalized interest	1,475,149	1,160,184	1,691,877	51,145
Income taxes	235,041	647,506	743,704	22,482
Supplementary schedules of non-cash investing and financing activities:				
Convertible bonds converted into common stock	4,412,855	4,391,915	-	-

See accompanying notes to consolidated financial statements.

As of and for the years ended December 31, 1998, 1999 and 2000
(Amounts expressed in thousands of New Taiwan dollars and US dollars, except for per share information and unless otherwise noted)

1. Reporting Entities of the Consolidated Financial Statements and their Business Scopes

Acer Incorporated (the "Company") was incorporated on January 19, 1981, as a company limited by shares under the Republic of China ("ROC") Company Law and the ROC Statute for the Establishment and Administration of Science-Based Industrial Parks.

Reporting entities of the consolidated financial statements include the Company and its subsidiaries. For the purpose of preparing the consolidated financial statements, an entity is deemed a subsidiary if the Company directly or indirectly owns 50% or more of its voting stock and is able to exercise control over its operations and financial policies. The Company and its subsidiaries are summarized below according to their primary business activity.

(a) Research, development, manufacture and sale of information technology products:

	Percentage of Ownership by the Company at December 31,		
	1998	**1999**	**2000**
• Acer Incorporated	-	-	-
• International Standards Labs. ("ISL", Taiwan)	99.74	99.74	99.75
• Acer Labs. Inc. ("ALI", Taiwan) and its subsidiaries	56.32	note 6	note 6
• Acer Global Incorporated ("AGI", Taiwan)	66.51	66.49	100.00
• Acer Nexus Inc. ("ANI", Taiwan)	61.70	58.03	61.54
• Acer Neweb Corp., Ltd. ("ANC", Taiwan)	78.18	76.06	74.95
• AOpen Inc. ("AOI", Taiwan)	52.67	note 6	note 6
• Acer Information Products (Philippines) Inc. ("AIP", Philippines)	100.00	100.00	100.00
• Acer Advanced Labs, Inc. ("AAL", San Jose, U.S.A.)	100.00	100.00	100.00
• AII Technologies Inc. ("AIIT", El Paso, U.S.A) and its subsidiaries	100.00	100.00	100.00
• Acer Information Products (Mexico) S.A. de C.V. ("AIM", Mexico)	100.00	100.00	100.00
• Apacer Technology Inc. ("AMT", Taiwan)	87.20	80.00	63.96
• Macro Semiconductor Inc. ("MSI", Taiwan)	99.99	-	-
• Integrated Manufacturing Service ("IMS", Holland)	100.00	100.00	100.00
• Advanced Information (Europe) B.V. ("AIIE", Holland)	100.00	100.00	100.00
• Acer Information Products (Shenzhen) Inc. ("AISH", China)	100.00	100.00	100.00
• Acer Information Products (Zhong Shan) Inc. ("AIZ", China)	100.00	100.00	100.00
• Acer Softech Inc. ("ASTI", Taiwan)	99.99	99.99	99.99
• Logistron Service Pte Ltd. ("LGS", Singapore)	66.51	66.12	100.00

The major businesses of the above entities are the research, development, design, manufacture, testing and sale of personal computers, minicomputers, peripheral equipment, bilingual language systems, electronic communication equipment, Internet systems, SIMM modules, application-specific integrated circuits, and other related products.

(b) Marketing, trading, and maintenance of computers and related products and components:

	Percentage of Ownership by the Company at December 31,		
	1998	**1999**	**2000**
(1) Subsidiaries of Acer Computer International Ltd. ("ACI", Singapore):			
• Acer Sales & Distribution Ltd. ("ASD", Hong Kong)	66.51	66.12	100.00
• Acer Japan Corporation ("AJC", Japan)	66.51	66.12	100.00
• Acer Computer Australia Pty Ltd. ("ACA", Australia) and its subsidiaries	66.51	66.12	100.00
• Acer Sales and Service Sdn. Bhd. ("ASSB", Malaysia) and its subsidiaries	58.21	53.81	85.25
• Acer Computer (Singapore) Pte. Ltd.("ACS", Singapore)	66.51	66.12	100.00
• Acer Computer (Far East) Ltd. ("AFE", Hong Kong)	56.53	53.65	85.00
• Acer Computer (M.E.) Ltd. ("AME", United Arab Emirates) and its subsidiaries	66.51	66.12	100.00
• Acer Computer New Zealand Ltd. ("ANZ", New Zealand)	66.51	66.12	100.00
• Acer Africa Pty Ltd. ("AAF", South Africa) and its subsidiaries	61.99	66.12	100.00
• Acer Computer International Ltd., Taiwan Branch ("ACIT", Taiwan)	66.51	66.12	100.00
• Acer Korea Co., Ltd. ("AKC", Korea)	66.51	66.12	100.00
• Servex Singapore (Pte) Ltd. ("SSL", Singapore) and its subsidiaries	66.51	66.12	100.00
• Acer Computer Co., Ltd. ("ATH", Thailand) and its subsidiaries	34.55	34.72	100.00
• Servex International (Thailand) Co., Ltd. ("STH", Thailand)	66.51	66.12	100.00
• PT Acer Indonesia ("AIN", Indonesia)	-	66.12	100.00
• Acer India Private Limited ("AIL", India)	-	66.12	100.00
• Acer Vietnam Co., Ltd. ("AVN", Vietnam)	-	66.12	100.00
(2) Acer America Corporation ("AAC", San Jose, U.S.A.) and its subsidiaries	100.00	100.00	100.00
(3) Fora Worldwide Inc. ("FWW", Fremont, U.S.A.) and its subsidiaries	63.64	63.64	-
(4) Subsidiaries of Acer European Holding N.V. ("AEH") and Acer Europe B.V. ("AHN"):			
• Acer Computer France S.A.R. L. ("ACF", France)	100.00	100.00	100.00
• Acer Computer B.V. ("ACH", Holland)	100.00	100.00	100.00
• Acer U.K. Limited ("AUK", United Kingdom)	100.00	100.00	100.00
• Acer Italy S.R.L. ("AIT", Italy)	100.00	100.00	100.00
• Acer Computer GmbH ("ACG", Germany)	100.00	100.00	100.00
• Acer Scandinavia A/S ("ACD", Denmark)	100.00	100.00	100.00
• Acer Computer HandelsgmbH ("ACV", Austria)	100.00	100.00	100.00
• Acer Computer Norway AS ("ACN", Norway)	100.00	100.00	100.00
• Acer Belgium N.V. ("ABG", Belgium)	100.00	100.00	100.00
• Acer Computer Iberica, S.A. ("AIB", Spain)	100.00	100.00	100.00
• Acer Computer Finland Oy ("AFN", Finland)	100.00	100.00	100.00
• Acer Computer Sweden AB ("ACW", Sweden)	100.00	100.00	100.00
• Acer Computer (Switzerland) AG ("ASZ", Switzerland)	100.00	100.00	100.00
• Acer Lease B.V. ("ALH", Holland)	51.00	51.00	100.00
• Acer CIS Incorporated ("ACR", Russia)	66.51	66.12	100.00

	Percentage of Ownership by the Company at December 31,		
	1998	1999	2000
(5) Subsidiaries of AII Holding Corporation ("AIIH"):			
• Acer Computer KK Japan ("ACKK", Japan)	100.00	100.00	100.00
• Aticus Corporation ("ATICUS", San Jose, U.S.A)	100.00	100.00	100.00
• Atico Inc. ("ATICO", British Virgin Islands)	100.00	100.00	100.00
(6) Subsidiaries of AOI			
• AOpen America Inc. ("AOA", U.S.A)	74.51	note 6	note 6
• AOpen Computer B.V. ("AOE", Holland)	52.67	note 6	note 6
• Great Connection Ltd. ("GCL", Hong Kong)	100.00	note 6	note 6
(7) Subsidiaries of AMT			
• Apacer Memory America Inc. ("AMA", U.S.A)	81.32	80.00	63.96
• Apacer Technology B.V. ("AMH", Holland)	81.32	80.00	63.96
• Apacer Technology Japan Corp. ("ATJ", Japan)	-	-	63.96
(8) Acer Computec Latino America S.A. de C.V. ("ACLA") and its subsidiaries	note 6	note 6	88.20
• Acer Peru S.A. ("APE", Peru)	-	-	88.20
• Computec America International Inc. ("Comp. USA", USA)	-	-	88.20
• Acer Chile, S.A. ("ACH"L, Chile)	-	-	88.20
• Computec Servicio, S.A. de C.V. ("COMP. SERVICE", Mexico)	-	-	86.40
• Aurion Technoligia, S.A. de C.V. ("AURION", Mexico)	-	-	88.20
• Newtec, S.A. de C.V. ("NEWTEC", Mexico)	-	-	57.33
• Super Software, S.A. de C.V. ("SUPER SOFTWARE", Mexico)	-	-	77.35
• Computec Industrial, S.A. de C.V. ("COMP. INDUS", Mexico)	-	-	88.20
• ACLA Andina Limitada ("ACLA Andina", Argentina)	-	-	88.20
• ACLA do Brasil Limitada ("ACLA. Do Brasil", Brazil)	-	-	88.20
• Acer Computec Mexico, S.A. de C.V. ("AMEX", Mexico)	-	-	88.20
• Acer do Brasil Limitada ("ABR", Brazil)	-	-	88.20
• Acer Trading do Brasil Limitada ("ATDB", Brazil)	-	-	88.20

The major businesses of the above entities are the marketing and trading of computers and related products, electronic communication equipment, SIMM modules, and integrated circuits, and providing computer maintenance services.

(c) Investing and holding companies:

	Percentage of Ownership by the Company at December 31,		
	1998	1999	2000
• Multiventure Investment Inc. ("MVI", Taiwan)	99.98	99.98	95.72
• Acer Investment Inc. ("AIVT", Taiwan)	99.99	99.99	99.99
• Acer Worldwide Inc. ("AWI", British Virgin Islands)	100.00	100.00	100.00
• Acer European Holding N.V. ("AEH", Netherlands Antilles)	100.00	100.00	100.00
• Acer Holdings International Inc. ("AHI", British Virgin Islands)	66.51	66.21	100.00
• Acer Computer International Ltd. ("ACI", Singapore)	66.51	66.21	100.00

	Percentage of Ownership by the Company at December 31,		
	1998	1999	2000
• AII Holding Corporation ("AIIH", British Virgin Islands)	100.00	100.00	100.00
• Acer Europe B.V. ("AHN", Holland)	100.00	100.00	100.00
• IPG Holding Corporation ("IPGH", Taiwan)	99.99	99.99	99.99
• Acer Capital Limited ("ACBVI", British Virgin Islands) and its subsidiaries	100.00	100.00	100.00
• Cross Centry Investment Limited ("CCI", Taiwan)	99.99	99.99	99.99
• Acer CyberWorld Inc. ("ACYB", British Virgin Islands)	100.00	100.00	100.00
• Acer Investment Worldwide Inc. ("ASCBVI", British Virgin Islands)	100.00	100.00	100.00
• Acer Technology Venture Fund L.P. ("ATVF", Cayman Islands)	100.00	100.00	100.00
• Acer Venture Associates ("AVA", ayman Islands)	100.00	100.00	100.00
• Acer Capital Corporation ("ACT", Taiwan)	99.99	99.99	99.99
• Acer Technology Partners Fund ("ATPF", Australia)	-	100.00	100.00
• Acer Soft Capital Limited ("ASFC", Taiwan)	-	100.00	100.00
• Hoison Ltd. ("Hoison", Hong Kong)	99.99	99.99	-
• Acer Technology Venture Asia Pacific Ltd. ("ATVAP" Cayman Islands) and its subsidiaries	-	-	100.00

(d) Property development:

	Percentage of Ownership by the Company at December 31,		
	1998	1999	2000
• Acer Property Development Inc. ("APDI", Taiwan)	99.98	99.98	99.98
• Acer Information Inc. ("AIF", Taiwan)	99.98	99.98	99.98
• Acer Building Maintenance Management Co. ("ABMM", Taiwan)	99.98	99.98	99.98
• Min Tour Inc. ("MTI", Taiwan)	-	-	99.98
• An Kai Enterprise ("AKE", Taiwan)	-	-	99.98

(e) Internet, e-commerce and related investing and holding companies:

	Percentage of Ownership by the Company at December 31,		
	1998	1999	2000
• Acer Digital Services (B.V.I.) Holding Corp. ("ADSBH", British Vigin Islands)	-	100.00	100.00
• Acer Digital Services (B.V.I.) Corp. ("ADSBC", British Vigin Islands)	-	66.67	93.58
• Acer Digital Services (Cayman Islands) Corp. ("ADSCC", Cayman Islands)	-	66.67	93.58
• Acer Digital Services Co. ("ADSC", Taiwan)	-	66.67	93.58
• Acer Internet Services, Inc. ("AIS", Taiwan)	99.99	99.99	82.63
• 1to80.Com International Pte. Ltd. ("1to80", formerly AASOFT International Pte. Ltd, Singapore)	65.51	66.12	-

• Ruby Sun Ltd. ("AGES", Hong Kong)	-	-	79.54
• Acer Disital Services (China) Corp. ("ADSCCN", China)	-	-	93.58
• Acer CyberCard Services Inc. ("ACCIS", Taiwan)	-	-	93.58
• Acer eCard Services Inc. ("AECSI", Taiwan)	-	-	93.58

(f) Software research, development, design, trading and consultation:

	Percentage of Ownership by the Company at December 31,		
	1998	1999	2000
• Acer TWP Corporation ("TWP", Taiwan) and its subsidiaries	57.64	note 6	note 6
• Animenta System, Inc. ("YTI", Taiwan)	-	43.60	52.69
• AASOFT International Limited ("AASOFT" H.K., Hong Kong)	66.51	66.12	-
• Acer Softech (Shanghai) Inc. ("ASTS", China)	100.00	100.00	100.00
• Pivotal Networking Inc. ("PNI", U.S.A.)	-	73.16	79.15
• Pivotal Networking Taiwan Inc. ("PIVNET", Taiwan)	-	-	79.15

Beginning in the years listed below, the following consolidated entities were included in Acer Incorporated and subsidiaries' consolidated financial statements for the first time: 1998 - AISH, AIZ, ASTI, LGS, SIT, AMH, ACYB and AIW; and 1999 - AIN, AIL, AVN, ATPF, ASFC, ADSBH, ADSCC, ADSBC, ADSC, PNI and YTI; 2000 – PIVNET, ACLA, ATVAP, MTI, AKE, AGES, ADSCCN, ACCIS, AECSI.

In 1999, the Company and its subsidiaries sold portions of their ownership in TWP, AOI, ALI and their subsidiaries. As a result, the Company and its subsidiaries ownership' in these entities was reduced to less than 50%. Therefore, TWP, AOI and ALI were not consolidated in the accompanying consolidated financial statements as of and for the year ended December 31, 1999. The 1998 consolidated financial statements were not restated to reflect the change since the total assets and revenues of these entities as of and for the year ended December 31, 1998, were individually less than 10% of those of the Company for 1998, and the total aggregate assets and revenues of these entities and their subsidiaries as of and for the year ended December 31, 1998, were less than 30% of those of the Company. Therefore the restatement does not have a significant impact on consolidated assets, liabilities and revenues.

In 2000, the Company and its subsidiaries' ownership percentage in ALCA and its subsidiaries increased from 35.87% to 88.20%. Therefore, ACLA was consolidated in the 2000 accompanying consolidated financial statements as of and for the year ended December 31, 2000. In addition, FWW, 1 to 80 and AASOFT had negative equity or were liquidated during 2000. The Company and its subsidiaries have sold all their ownership of Hoison in 2000. Therefore, FWW, 1 to 80, AASOFT and Hoison were not consolidated in the accompanying consolidated financial statements as of and for the year ended December 31, 2000. The consolidated financial statements as of and for the years ended December 31, 1998 and 1999 included these entities. There financial statements were not restated to reflect the above-mentioned change in the reporting entity since the restatement bad no impact on consolidated net income and did not significantly impact consolidated assets, liabilities and revenues.

2. Summary of Significant Accounting Policies

(a) Principles for preparation and presentation of consolidated financial statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the ROC. These consolidated financial statements are not intended to present the consolidated financial position of the Company and the related consolidated results of operations and consolidated cash flows with accounting principles and practices generally accepted in countries and jurisdictions other than the ROC.

The consolidated financial statements include the accounts of the Company and subsidiaries in which the Company owns, directly or indirectly, greater than 50% of the subsidiary's voting stock and is able to exercise control over the subsidiary's operations and financial policies.

The purchase of a subsidiary is accounted for as if the acquisition were made at the beginning of the year. The operating activity of the subsidiary is included in the consolidated statement of income as of January 1st in the year of acquisition. The net result for the period from January 1st to the acquisition date of the acquired subsidiary is deducted from consolidated net income and classified as "pre-acquisition (income) loss" in the accompanying consolidated statements of income.

The difference between the net purchase price and the net equity of the acquired subsidiary is accounted for as consolidation debit or credit (included in "deferred expenses and other assets" or "other liabilities" in the accompanying consolidated balance sheets) and amortized over 5 years using the straight-line method.

All significant intercompany transactions are eliminated in consolidation.

(b) Foreign currency transactions and translations

The Company and its subsidiaries record transactions in their respective local currencies. Foreign currency transactions are recorded at the exchange rates prevailing at the transaction date. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated using the exchange rates of that date. The resulting unrealized exchange gains or losses are reflected in the accompanying consolidated statements of income.

In preparation of the consolidated financial statements, all foreign subsidiaries translate their foreign currency financial statements into the Company's reporting currency (New Taiwan dollars). If the foreign currency is not the functional currency of the subsidiary, the translation requires a remeasurement of the financial statements into the functional currency prior to the translation into the Company's reporting currency. The remeasuring differences are accounted for as exchange gains or losses in the accompanying consolidated statements of income.

Translation adjustments resulting from the translation of foreign currency financial statements into the Company's reporting currency, and from the translation of the Company's foreign currency loans of a long-term investment nature to its subsidiaries are accounted for as a translation adjustment, a separate component of stockholders' equity. The foreign currency assets and liabilities are translated into New Taiwan dollars using year-end exchange rates. The foreign currency income statements are translated using the average exchange rates used during the year.

(c) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, cash in banks, time deposits, negotiable time deposits and cash equivalents. Cash equivalents represent highly liquid debt instruments, such as treasury bills, commercial paper and bank acceptances, with original maturities of three months or less. Cash equivalents also include other highly liquid investments which do not have a significant level of market risk related to potential interest rate changes.

(d) Short-term investments

Short-term investment are accounted for at acquisition cost and are stated at the lower-of-cost-or-market-value. The cost of investments is determined by a specific identification method.

(e) Allowance for doubtful accounts

Allowance for doubtful accounts is provided based on the collectibility, aging and quality analysis of notes and accounts receivable.

(f) Inventories, advanced payments for purchase of land and land held for development

Inventories are stated at the lower-of-cost-or-market value. The Company and a substantial majority of its subsidiaries determine the cost of manufactured and purchased inventories using a weighted-average method related to information technology products. Market value represents net realizable value or replacement cost.

The cost of land held as inventory includes acquisition and development costs. Inventory classified as "construction in process" represents the construction costs incurred for land held for construction during the preliminary planning stage. The market value of land is determined by independent appraisers. The market value of development and construction costs is based on net realizable value.

Advance payments made for land and the purchase of land acquired for the purpose of development and future sale to a third party in which property title has not been obtained or the related development projects have not been approved by governmental authorities are recorded as "advanced payment for purchases of land and land held for development." These assets are transferred to "inventories" after obtaining the property title of the related development project.

Long-term investments in bonds are valued at cost. Any premium or discount is amortized using the interest method.

(g) Long-term equity investments

Long-term equity investments in which the Company and its subsidiaries own less than 20% of the investee's voting shares and are not able to exercise significant influence over the investee's operations and financial policies are accounted for by the lower-of-cost-or-market method.

Unconsolidated long-term equity investments in which the Company and its subsidiaries, directly or indirectly, own 20% or more of the investee's voting shares, or less than 20% of investee's voting shares but are able to exercise significant influence over the investee's operations and financial policies are accounted for by the equity method. The differences between the acquisition cost and the net equity of the investee as of the acquisition date are deferred and amortized over five years using the straight-line method, and the amortization is recorded as investment income (loss) in the accompanying consolidated statements of income.

Long-term investments in bonds are valued at cost. Any premium or discount is amortized using the interest method.

(h) Property, plant and equipment

Property, plant and equipment are stated at cost. Interest expense related to the construction of plants and buildings and the purchase of machinery and equipment is capitalized and included in the cost of the related asset. Plant and equipment are depreciated over the asset's estimated useful life using the straight-line method.

Gains on the disposal of property, plant and equipment are recorded as non-operating income in the accompanying consolidated statements of income. In accordance with the ROC Company Law, such gains, net of related income taxes, are transferred from unappropriated earnings to capital surplus in the year the gains are realized for public ROC companies, and in the year subsequent to the year that the gains are realized for nonpublic ROC companies.

(i) Intangible assets

Intangible assets are stated at cost and primarily consist of royalties for the use of patents, goodwill, computer software obtained for internal use and the cost of land use rights. Goodwill is amortized using the straight-line method over a period of five to fifteen years, and the cost of land use rights is amortized using the straight-line method over its usage life. Other assets are amortized using the straight-line method over their useful lives.

(j) Deferred expenses

Deferred expenses are stated at cost and primarily consist of additions and improvements to buildings used for operations, long-term prepaid rent and deferred costs for the issuance of bonds. These costs are amortized using the straight-line method over their estimated useful lives.

(k) Retirement plan

(1) Defined benefit retirement plans

The Company and its domestic subsidiaries established individual retirement plans and retirement fund administration committees. The plans provide for lump-sum retirement benefits to retiring employees based on length of service, age and certain other factors. In accordance with the requirements of the ROC Labor Standards Law, provisions for retirement benefits and the funding of retirement plans by the Company and its domestic subsidiaries are based on a percentage of employees' total salaries.

The Company and its subsidiaries recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligation exceeds the fair value of the retirement plan's assets. The Company and its subsidiaries also recognize the net periodic pension cost using actuarial techniques.

(2) Defined contribution retirement plans

Certain of the Company's foreign subsidiaries have defined contribution retirement plans. These plans are funded in accordance with the regulations of their respective countries. Contributions to these plans are expensed as incurred.

(l) Revenue recognition

Revenue from sales of information technology products is recognized at the time products are shipped to customers. Income generated from property development is recognized when the development has been completed and the property title has been transferred to the customer. Similarly, advance collections from sale of property are not recognized as income until transfer of the property title has been completed.

(m) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax is determined based on differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse. The income tax effects resulting from taxable temporary differences are recognized as deferred income tax liabilities. The income tax effects resulting from deductible temporary differences, net operating loss carryforwards and income tax credits are recognized as deferred income tax assets. The realization of the deferred income tax assets is evaluated, and if it is considered more likely than not that the asset will not realized, a valuation allowance is recognized accordingly.

Classification of the deferred income tax assets or liabilities as current or noncurrent is based on the classification of the related asset or liability. If the deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the asset's or liability's expected realization date.

A tax imputation system was adopted in accordance with the amendment of the ROC Income Tax Law. Under this system, the Company may retain the earnings incurred after December 31, 1997, by paying a 10% surtax on such undistributed earnings, and the surtax is accounted for as income tax expense upon the stockholders' resolution on distribution of earnings.

(n) Financial derivatives

(1) Foreign currency exchange forward contracts

Foreign currency exchange forward contracts committed to hedge foreign currency receivables and payables are translated into the entity's functional currency using year-end exchange rates. The translation difference is recorded as an exchange gain or loss in the accompanying consolidated statements of income. The difference between the forward and spot rate on the date the contract is entered into is amortized as an exchange gain or loss over the term of the contract.

(2) Foreign currency options

Foreign currency option premiums are recorded as foreign exchange gains or losses in the accompanying consolidated statements of income upon the cash receipt or payment of the premium.

(3) Interest rate swaps

The interest differential between interest rate swaps and the hedged debt instrument is accrued and recorded as interest expense in the accompanying consolidated statements of income.

(o) Treasury stock

The Company and its subsidiaries account for the cost of the Company and subsidiaries' purchase of the Company's outstanding stock as "treasury stock" and include the treasury stock as a component of stockholders' equity in the accompanying consolidated balance sheet. Upon disposal of the treasury stock, the excess of the sale proceeds over cost is accounted for as capital surplus treasury stock. If the sale proceeds are less than cost, the deficiency is accounted for as a reduction of the remaining balance of capital surplus treasury stock. If the remaining balance of capital surplus treasury stock is insufficient to cover the deficiency, the remainder is recorded as a reduction of retained earnings. The cost of treasury stock is computed using the weighted-average method. Cash dividends paid by the Company to its consolidated subsidiaries are also accounted for as capital surplus treasury stock.

If treasury stock is retired, the weighted-average cost of the retired treasury stock is written-off to offset the par value and the capital surplus premium, if any, of the stock retired. If the weighted-average cost written off exceeds the sum of both the par value and the capital surplus premium, the difference is accounted for as a reduction of capital surplus treasury stock, or a reduction of retained earnings for any deficiency where capital surplus treasury stock is insufficient to cover the difference. If the weighted-average cost written off is less than the sum of both the par value and premium, if any, of the stock retired, the difference is accounted for as an increase in capital surplus treasury stock.

(p) Net income per common share

Net income per common share is based on net income divided by the weighted average number of common shares outstanding. The increase in the number of outstanding shares through distribution of stock dividends from retained earnings or capital surplus is included in the outstanding shares retroactively. Convertible bonds issued by the Company and warrants issued by ACI are included in the computation of net income per common share if they are common stock equivalents and have a diluting effect on net income per common share of more than 3%. Net income per common share is presented on the consolidated statement of income both including and excluding treasury shares held by the Company's subsidiaries.

(q) Translation of New Taiwan dollars into United States dollar amounts

The consolidated financial statements are stated in New Taiwan dollars. The translations of New Taiwan dollar amounts into US dollars for 2000, using the spot rate of the Bank of Taiwan on December 31, 2000, of NT$33.08 to US$1, are included in the consolidated financial statements solely for the convenience of the readers. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

3. Cash and cash equivalents

The components of cash and cash equivalents as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Cash on hand	48,458	166,538	53,640	1,622
Cash in banks	3,622,605	4,922,345	5,880,854	177,776
Time deposits	6,314,055	3,883,849	2,478,284	74,918
Investments in repurchased government bonds and short-term commercial paper	1,379,148	2,218,418	787,581	23,808
	11,364,266	11,191,150	9,200,359	278,124

4. Short-term Investments

The components of short-term investments as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Equity securities	16,379	60,028	145,709	4,405
Mutual funds	568,390	1,474,719	6,700,073	202,542
Promissory notes	621,850	317,767	255,294	7,717
Bonds	424,831	855,908	1,234,421	37,316
Less: allowance for unrealized losses	(4,520)	(43,720)	(44,601)	(1,348)
	1,626,930	2,664,702	8,290,896	250,632

5. Inventories

The components of inventories as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Raw materials	7,894,648	9,582,907	7,705,462	232,934
Work in process	1,122,777	1,068,565	388,313	11,738
Finished goods	4,975,960	5,242,941	7,686,113	232,349
Spare parts	1,717,417	1,774,237	1,757,549	53,130
Inventories in transit	2,644,477	2,327,732	1,660,425	50,194
Land held for construction	1,141,463	5,503,610	2,961,007	89,512
Construction-in-progress	381,151	795,293	-	-
Land held for sale	-	304,004	-	-
Provision for loss in obsolescence and price decline	(1,920,430)	(1,879,094)	(2,680,270)	(81,024)
	17,957,463	24,720,195	19,478,599	588,833

Approximately 91%, 92% and 88% of inventories (excluding land held for construction and sale and construction-in-progress) were accounted for by the weighted-average method as of December 31, 1998, 1999 and 2000, respectively. The remaining inventories were accounted for by the first-in, first-out method.

As of December 31, 1998, 1999 and 2000, insurance coverage for inventories (excluding land held for construction and sale) amounted to NT$19,403,182, NT$18,752,438 and NT$16,433,802, respectively.

6. Long-term Investments

Long-term investments include investments in corporate equity stock and investments in bonds. Long-term investments, including the related deferred investment credits and investment income or loss, as of and for the years ended December 31, 1998, 1999 and 2000, are summarized below:

	December 31, 1998		1998
	Percentage of ownership	Book value	Investment income (loss)
		NT$	NT$
Equity method:			
Acer Communications & Multimedia Inc.("ACM", formerly Acer Peripherals Inc.)	35.74	5,242,256	480,075
Acer Sertek Inc. ("ASI")	35.71	1,220,209	110,300
TSMC – Acer Semiconductors Manufacturing Inc. ("TASMC", formerly "ASMI", or "TI-Acer") - common stock and class B preferred stock	49.64	6,814,236	(2,745,550)
Ambit Micorsystems Corp. ("AMBIT")	38.01	555,278	169,717
Wipro Acer Ltd. ("WAL")	45.00	36,095	7,500
Addonics Technology Corp. ("ADDONICS")	43.64	151,972	4,103
Acer Testing Inc. ("ATI")	35.44	1,404,021	(56,831)
Acer Computec Latino America, S.A. de C.V. ("ACLA")	35.87	715,731	(397,842)
Acer Upson International Inc. ("Upson")	40.00	125,062	380
Acer Display Technologies, Inc. ("ADT")	5.31	611,897	(2,026)
Lee & Lee Communications Ltd. ("Lee & Lee")	19.73	23,994	(9,644)
Ihlas-Acer Bilgisayar Sistemleri Sanayi Ve Ticaret A.S. ("ILA")	41.50	24,468	727
Infowave Communication Corp. ("Infowave")	34.22	31,513	(45,096)
Interserv International Inc. ("III")	23.56	67,455	(2,127)

	December 31, 1998 Percentage of ownership	Book value NT$	1998 Investment income (loss) NT$
Fund 21 Limited ("Fund 21")	37.14	299,880	(1,866)
Acer Market Services Limited ("AMS")	49.90	156,420	(8,731)
Taiwan Semiconductor Technology Corp. ("TSTC")	28.70	758,005	(2,695)
HiTRUST Inc. ("HiTRUST")	31.70	22,987	(6,558)
E&A Technology Inc. ("E&A")	30.00	144,203	(10,405)
Weblink International Inc. ("WII")	11.25	24,449	449
Hontung Venture Capital Co., Ltd. ("HVC")	23.33	92,958	372
Other	-	48,649	(13,792)
Deferred credits		(294,635)	(166,138)
		18,277,103	(2,695,678)
Cost or lower-of-cost-or-market method:			
TASMC - class C preferred stock	49.02	2,362,416	150,588
National Securities Corp.	1.83	65,356	-
World Wiser Electronics Inc.	1.55	124,121	-
Nexcell Battery Co., Ltd.	4.70	23,500	-
Long Hwa Electronic Corp.	2.92	25,750	-
Legend Technology	10.13	80,000	-
W.I. Harper International Corp.	7.00	50,400	-
Pacific Cellular Corporation	7.36	1,104,200	-
Hitachi Television (Taiwan) Ltd.	15.00	78,000	-
Aimnet Corporation	3.00	56,367	-
Investar Capital Inc.	10.84	124,082	-
TV Soft Corp	0.77	55,473	(16,105)
Japan Communications Inc.	2.64	27,439	-
DYNA Fund	8.87	67,641	-
Pivotal Networking Inc.	12.68	64,420	-
Cyntec Co., Ltd.	6.94	56,262	-
Sensable Technology Inc.	11.06	96,630	-
The 4th Communications Network Inc.	not available	96,630	-
United Webs	12.15	127,799	-
Allayer Technologies Corp.	17.30	64,420	-
HyNet Technologies	17.06	43,839	-
Symmetry Communications System Inc.	13.27	64,420	-
Impala Linear Corp.	13.26	80,525	-
Is Robotics Inc.	10.00	49,932	-
Artx Inc.	19.83	288,487	-
Harmonix Music System Inc.	8.56	64,470	-
Comp Bosch C.V.	10.00	20,317	-
Wei Shun Interprise Corp. Ltd.	10.00	36,000	-
Other		218,285	718
		5,617,181	135,201
Total		23,894,284	(2,560,477)

	December 31, 1999 Percentage of ownership	Book value NT$	1999 Investment income (loss) NT$
Equity method:			
ACM	30.28	6,886,453	720,000
ASI	32.64	1,221,855	204,117
TSMC - common stock and class B preferred stock	25.94	4,139,406	(2,231,081)
AMBIT	34.88	986,177	256,183
ADDONICS	49.06	194,432	(6,974)

	December 31, 1999		1999
	Percentage of ownership	Book value NT$	Investment income (loss) NT$
ATI	37.09	1,393,772	(39,753)
ACLA	35.87	505,853	(151,176)
Upson	40.00	113,293	1,131
ADT	3.90	789,127	30,868
ILA	41.50	33,946	11,859
Pacific - Acer Global Internet Corp. ("PAG")	24.00	112,622	(13,790)
AOpen America Incorporated ("AOA")	46.15	176,854	(1,787)
Acer TWP Corp. ("TWP")	49.17	258,083	48,582
HiTRUST	25.61	64,628	(4,019)
AOpen Inc. ("AOI")	47.06	945,557	285,518
Acer Labs. Inc. ("ALI")	46.93	1,612,799	182,660
Infowave	34.42	(4,925)	(36,563)
III	19.59	61,182	6,318
Fund 21	21.31	350,777	75,422
AMS	49.90	209,691	59,265
TSTC	28.58	691,938	(63,859)
E&A	30.00	106,334	(35,325)
HVC	22.22	185,786	1,778
Other	-	83,069	(33,668)
Deferred credits		(307,215)	216,532
Subtotal		20,811,494	(517,762)
Cost or lower-of-cost-or-market method:			
Gric Communication Inc.	2.14	55,037	-
Gold Connection Ltd.	10.00	38,654	-
TASMC - class C preferred stock	-	-	132,354
World Wiser Electronics Inc.	1.40	43,369	-
Nexcell Battery Co., Ltd.	4.70	23,500	-
Long Hwa Electronic Corp.	2.90	25,753	-
W.I. Harper International Corp.	7.00	50,400	-
OctaliBay Corporation	16.00	31,450	-
IC Ensemble, Inc.	10.96	23,902	-
Lithium Technology Corp.	0.25	18,870	-
Pacific Cellular Corporation	4.17	1,096,324	198,756
HITACHI Televison (Taiwan) Ltd	15.01	78,000	-
Investar Capital Inc.	10.84	121,154	-
Liberate Technologies Inc.	1.00	23,296	-
Japan Communication Inc.	2.51	26,492	-
Silicon Motion Inc	1.20	31,450	-
Addonics Technology Inc.	19.00	31,450	-
Feiya Technology Corp.	3.52	50,000	-
GrandTech C.G. Systems Inc.	6.35	46,351	-
WEB POINT Co., Ltd.	16.72	105,702	-
Yan Digital Technology Co., Ltd.	5.00	132,004	-
Live Knowledge.Com Inc.	not available	47,175	-
National Securities Corp.	1.83	65,356	-
Legend Technology	10.13	80,000	-
Cyntec Co., Ltd.	3.77	56,262	211
Sheng-Hua Venture Capital Corp.	10.00	200,000	-
Bcome Electronics Inc.	15.00	180,000	-
National Venture Capital Corp	9.23	50,000	-
Magic Corp.	2.00	20,000	-
BTD Fund	1.65	31,450	-
eInvest Inc.	11.96	40,000	-
Transcomputing Int'l.	19.45	47,175	-

	December 31, 1999 Percentage of ownership	Book value NT$	1999 Investment income (loss) NT$
Monolithic Power System Inc.	0.83	31,450	-
Sumisho Electronics Inc.	0.03	35,911	-
RDC Semiconductor Co., Ltd.	18.00	87,750	-
DYNA Fund	8.87	94,350	-
Sensable Technology Inc.	11.10	94,350	-
The 4th Communications Network Inc.	not available	94,350	-
United Webs	12.15	124,443	-
Allayer Technologies Corp.	6.36	78,602	-
HyNet Technologies Inc.	18.00	43,080	-
Symmetry Communications System Inc.	13.30	141,525	-
Impala Linear Corp.	13.26	78,625	-
Is Robotics Inc.	10.00	48,753	-
Artx Inc.	11.60	281,680	-
Harmonix Music System Inc.	8.56	63,710	-
Reflectivity Inc.	5.90	63,644	-
Other		200,944	-
		4,433,743	331,321
Total		25,245,237	(186,441)

	December 31, 2000 Percentage of ownership	Book value NT$	Book value US$	2000 Investment income (loss) NT$	2000 Investment income (loss) US$
Equity method:					
ACM	30.04	8,227,204	248,706	1,344,381	40,643
ASI	30.09	1,693,883	51,206	270,033	8,163
TSMC – common stock and class B preferred stock	-	-	-	(15,324)	(463)
AMBIT	28.92	1,675,397	50,647	223,157	6,746
ADDONICS	49.02	-	-	(194,666)	(5,885)
ATI	36.25	1,269,891	38,388	127,019	3,840
Upson	40.00	63,923	1,932	(16,902)	(511)
ILA	44.00	86,460	2,614	47,347	1,431
Fund 21	24.02	459,492	13,890	32,911	995
AMSL	49.89	386,960	11,698	157,320	4,756
AOI	42.70	1,153,724	34,877	378,662	11,447
ALI	41.10	998,677	30,190	(260,216)	(7,866)
TWP	44.49	896,451	27,099	14,428	436
TSTC	30.20	700,727	21,183	(13,229)	(400)
HVC	22.58	279,980	8,464	1,290	39
PAG	38.29	60,632	1,833	(61,315)	(1,854)
Formosoft International Inc. ("FII")	30.00	88,272	2,668	-	-
Lottery Technology Services Investment Corp. ("LTSI")	31.20	146,743	4,436	110	3
Enovation Group, Inc.	25.92	167,742	5,071	(12,778)	(386)
DV8 Co., Ltd. ("DV8")	25.00	25,789	780	(11,066)	(335)
Spring House Technology Entertainment Inc. ("SHTE")	37.81	42,238	1,277	(3,472)	(105)
ECOM Software Inc. ("ECS")	27.82	75,340	2,278	(13,187)	(399)
Acer Enrich Technology Corporation ("AETC")	57.74	23,891	722	(7,634)	(231)
HiTRUST.COM Inc. ("HICI")	21.75	81,694	2,470	9,223	279
AOA	46.15	171,554	5,186	(11,342)	(343)

	December 31, 2000			2000	
	Percentage of ownership	Book value		Investment income (loss)	
		NT$	US$	NT$	US$
E&A	30.00	55,628	1,682	(53,123)	(1,606)
Interobject System Inc. ("ISI")	37.50	17,107	517	(6,272)	(190)
ENX, Inc.	27.89	3,115	94	(28,511)	(862)
Other	-	74,340	2,247	(77,847)	(2,353)
Deferred credits	-	(378,092)	(11,430)	(402,007)	(12,153)
Subtotal		18,548,762	560,725	1,416,990	42,836
Cost or lower- of-cost-or-market method:					
Taiwan Semiconductor Manufacturing Corporation ("TSMC")	1.34	4,004,849	121,066	-	-
Pacific Cellular Corporation	3.39	712,330	21,534	-	-
HITACHI Television (Taiwan) Ltd.	15.01	78,000	2,358	-	-
Coking Chain Store Co., Ltd.	14.80	338,775	10,241	-	-
Sunnet Technology Co., Ltd.	16.30	20,071	607	(18,966)	(573)
Megic Corp.	1.61	36,200	1,094	-	-
Prosperity Venture Capital Corp.	6.10	50,000	1,511	-	-
Legend Technology	10.13	80,000	2,418	2,400	72
Visionetics International	17.78	61,200	1,850	-	-
World Wiser Electronics Inc.	0.79	28,924	874	-	-
RDC Semiconductor Co., Ltd.	19.70	87,750	2,653	-	-
National Venture Capital Co., Limited	9.23	50,000	1,511	-	-
Nexcell Battery Co., Ltd.	4.70	53,500	1,617	-	-
Cyntec Co., Ltd.	3.70	56,262	1,701	1,319	40
GrandAdvance Technology Ltd.	4.00	50,000	1,511	-	-
Sheng-Hua Venture Capital Corp.	10.00	200,000	6,046	2,218	67
Simplo Technology Co., Ltd.	5.22	50,064	1,513	-	-
The Eslite Bookstore	19.03	1,067,200	32,261	-	-
Acer Display Technologies, Inc.	18.04	1,233,945	37,302	-	-
WEB POINT Co., Ltd.	16.68	152,558	4,612	-	-
Integrated Solutions Technology, Inc.	9.60	15,000	453	-	-
GrandTech C.G. Systems Inc.	11.03	59,827	1,809	-	-
China Development Industrial Bank	1.00	2,660,016	80,412	-	-
W.I. Harper International Corp.	8.40	50,400	1,524	22,383	677
Bcome Electronics Inc.	14.67	264,804	8,005	-	-
Taiwan Fixed Network Co., Ltd	3.23	3,000,000	90,689	-	-
National Securities Corp.	1.81	65,356	1,976	-	-
Interserv International Inc.	17.19	105,849	3,200	-	-
Yam Digital Technology Co., Ltd.	5.00	132,000	3,990	-	-
FEIYA Technology Corp.	3.52	50,000	1,511	-	-
Broadcom Corporation	0.01	25,459	770	-	-
BTD Fund	1.64	33,080	1,000	-	-
Chinakid Holdings Ltd.	5.50	39,696	1,200	(37,511)	(1,134)
Dyan Fund	7.89	99,240	3,000	-	-
Dyan Fund II	3.12	66,160	2,000	-	-
Fullerton	10.00	42,541	1,286	-	-
GE Asia Pacific Capital Tech	12.77	43,051	1,301	-	-
Gold Connection Ltd.	10.43	46,532	1,407	-	-
Golden Harvest Entertainment	18.78	765,855	23,152	-	-
Gric Communication Inc.	1.42	39,288	1,188	-	-
Impala Linear Corp.	13.26	82,700	2,500	-	-
Intellisol Inc.	-	39,460	1,193	-	-
Tonbu Inc.	6.67	66,160	2,000	-	-
InveStar Burgeon Venture Capital Inc.	10.84	127,433	3,852	47,423	1,434
IP Fund One	17.88	491,387	14,855	-	-

	December 31, 2000			2000	
	Percentage of ownership	Book value		Investment income (loss)	
		NT$	US$	NT$	US$
IS Robotics Inc.	10.00	100,900	3,050	-	-
Japan Communication Inc.	2.51	27,059	818	-	-
Kingstar Computer International Limited	9.50	49,620	1,500	-	-
Lineo Inc.	1.00	33,080	1,000	-	-
Monolitics Power System Inc.	14.91	33,080	1,000	-	-
OctaliBay Corporation	9.94	33,080	1,000	-	-
Octasoft Corporation	11.98	33,080	1,000	(31,259)	(945)
Reflectivity Inc.	18.11	76,911	2,325	-	-
See Uthere/Transcomputing	13.98	177,369	5,362	-	-
Sensable Technology Inc.	9.90	148,860	4,500	-	-
Silicon Motion Inc.	1.30	33,080	1,000	-	-
Silicon Storage Technology Inc.	0.56	355,676	10,752	-	-
Sino Century VC	15.00	49,620	1,500	-	-
Steersmen Ltd.	5.05	24,886	752	-	-
Sumisho Electronics Co., Ltd.	1.14	35,911	1,086	478	14
Sahaviriya OA Public company Limited	6.3	18,864	570	(33,490)	(1,012)
Symmetry Communication System Inc.	10.20	163,746	4,950	-	-
Ven Global Capital International Fund	5.50	66,160	2,000	-	-
Wave 38	10.27	33,891	1,025	-	-
Yesmobile Technology Holding	9.10	79,392	2,400	-	-
ATI Technology Inc. (formerly ArtX)	0.89	399,408	12,074	-	-
Harmonix Music Systems Inc.	8.56	65,340	1,975	-	-
Lithium Technology Corp.	0.25	19,848	600	-	-
Mangaland Com Inc.	18.18	-	-	(25,007)	(756)
Hynet Technology Inc.	18.00	-	-	(31,259)	(945)
Kgrind Pty Ltd.	-	-	-	(18,181)	(550)
TV Soft	-	-	-	(31,259)	(945)
Live Knowledge Com Inc.	-	-	-	(62,518)	(1,890)
The 4th Communications Network Inc.	-	-	-	(93,777)	(2,835)
Other	-	217,965	6,589	(41,085)	(1,242)
Subtotal		19,099,748	577,381	(348,091)	(10,523)
Long-term investment in bonds:					
Acer Sertek Inc. Convertible bonds		81,200	2,455	-	-
Jade CBD Ltd. Subordinated notes		33,080	1,000	-	-
Hanvit Bank		560,425	16,940	-	-
National Amount of Globe Telecom		163,111	4,931	-	-
Philippine Long Distance Telecom Ltd		328,002	9,915	-	-
Republic of Indonesia and any successors		534,808	16,167	-	-
Subtotal		1,700,627	51,408	-	-
Total		39,349,137	1,189,514	1,068,899	32,313

Deferred credits of long-term investments represent the unamortized balance of deferred gains and losses derived from the transfer of equity investment ownership within the Acer Group.

Significant changes in long-term investments for 1998, 1999 and 2000 are stated below:

(a) In 2000, there were additional investments of NT$323,476 in ASI, NT$514,487 in AMBIVT, NT$572,651 in TWP, NT$465,321 in ADT, NT$3,000,000 in Taiwan Fixed Network Co., Ltd., NT$489,492 in IP Fund One, NT$817,857 in Golden Harvest Entertainment Holding Ltd., NT$338,775 in Coking Chain Store Co., Ltd., NT$1,067,200 in Eslite Book Store, NT$355,676 in Silicon Storage Technology Inc., NT$292,950 in ACM, NT$739,134 in ATI Technology Inc., and

NT$2,660,016 in China Development Industrial Bank. In 1999, there were additional investments of NT$186,384 in AMBIT, NT$263,124 in Pacific Cellular Corporation, NT$193,104 in ATI, NT$290,063 in ADT, NT$2,160,146 in TASMC, NT$1,403,157 in API, NT$590,627 in ALI, and NT$200,000 in SHV. In 1998, there were additional investments of NT$360,075 in ASI, NT$454,537 in ATI, NT$695,600 in Pacific Cellular Corporation, NT$750,000 in TSTC, NT$502,500 in ADT, NT$6,223,662 in TASMC - class B preferred stock, NT$798,206 in TASMC - class C preferred stock, NT$115,956 in Fund 21 Ltd., NT$154,608 in E&A Technology Inc.

(b) In 2000, the Company and its subsidiaries sold portions of its ownership in AMT, AOI, Pacific Cellular Corporation, AMBIT, ALI, ASI, TASMC, ACM, Liberate Technologies Inc., Broadcom, and ATI Technology Inc. An aggregate gain of NT$10,594,955 was recognized from the sale of these investments. In 1999, the Company and its subsidiaries sold portions of their ownership in ALI, AOI, TWP, TASMC, World Wiser, Electronic Inc, ADT, Pacific Cellular Corporation, ASI and ACM. An aggregate gain of NT$5,650,762 was recognized from the sale of these investments. In 1998, the Company and its subsidiaries sold portions of their ownership in ALI, ANI, AOI, ANC, AMT, TWP ACM, AMBIT, World Wiser Electronic Inc., Pacific Cellular Corporation, National Securities Corp. and Long Hwa Electronic Corp. An aggregate gain of NT$1,988,561 was recognized from the sale of these investments.

(c) In 1998, 1999 and 2000, ACM issued additional common stock for cash and for stock dividends to employees, and a portion of ACM's overseas convertible bonds were converted into ACM's common stock. Due to the change in the percentage of the Company's ownership of ACM as a result of these new share issuances, the Company increased (decreased) its capital surplus by NT$142,415, NT$414,581, and (NT$41,110), respectively.

In addition, ALI and TASMC issued additional common stock in 1999. Due to the investment premium contributed by the new stockholders of ALI and TASMC, the Company increased its capital surplus by NT$638,621.

In 1998, TASMC issued additional shares of preferred stock. The Company did not purchase these newly issued shares in proportion to its ownership. As a result, the Company decreased its investments in TASMC and its capital surplus by NT$838,616.

(d) TASMC entered into an agreement with TSMC to be merged into TSMC. The effective date of the merger was June 30, 2000. As a result of the merger, the Company owned 156,448,628 common shares of TSMC, or approximately 1.34% of TSMC's outstanding common shares as of June 30, 2000. The book value of investment in TASMC as of June 30, 2000, was accounted for as the cost of the investment in TSMC.

(e) In June 1998, the Company terminated the TI-Acer joint-venture agreement with Texas Instruments Inc. ("TI") and purchased from TI TI-Acer's stock, including common stock of NT$3,355,691 and class B preferred stock and class C preferred stock of NT$807,949. TI-Acer was renamed Acer Semiconductors Manufacturing Inc. ("ASMI"). In 1999, all of ASMI's common stock purchased from TI was sold to TASMC's employees, stockholders and new investors. The Company recognized an aggregate gain of NT$1,415,862 related to the sale of these shares. ASMI was renamed TASMC in 1999.

(f) As a result of the Company's corporate restructuring to enhance efficiency in its vertical integration of operations and to reinforce "end to end" customer service, the Company purchased the remaining outstanding common shares of ACI at US$1.2 per share in the first half of 2000 for US$82,323 (NT$2,533,459). After completion of the purchase, ACI became a wholly owned subsidiary of the Company and was delisted from the Singapore Stock Exchange. The difference between the capital surplus of NT$635,348 resulting from ACI's initial public offering on the

Singapore Stock Exchange and the excess amount of NT$844,738 paid by the Company to delist ACI was recorded as long-term investments in the accompanying consolidated balance sheet.

(g) For the same reasons as described in (f) above, on January 12, 2000, the Company declared its intention to purchase 100% of the outstanding common shares of ACLA at 6.10 Mexican pesos (US$0.66) per share for US$65 million in order to make it a wholly owned subsidiary and delist it from Mexico Stock Exchange. From March 27, 2000, through April 14, 2000, AIIH, a wholly owned subsidiary of the Company, purchased a portion of the outstanding common shares of ACLA on the Mexico Stock Exchange, resulting in total ownership of 88.2%. The Company intends to purchase the remaining outstanding shares in the future.

7. Advance Payments for Purchase of Land and Land Held for Development

The components of advance payments for the purchase of land and land held for development as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Advance payments for purchase of land and land held for development	4,238,037	458,151	347,229	10,497
Land development costs	10,751	-	-	-
Less: provision for net realizable value	(103,456)	(103,456)	(103,456)	(3,128)
	4,145,332	354,695	243,773	7,369

For certain land acquired, registered ownership has not been transferred to APDI. To protect APDI's interest, APDI has obtained signed contracts from the title holders assigning all rights and obligations related to the land to APDI. Additionally, the title deeds are held by APDI, and the deeds state that the land is assigned to APDI.

8. Intangible Assets

The components of intangible assets as of December 31, 1998, 1999, and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Goodwill	1,500,164	1,050,968	967,756	29,255
Deferred royalties	70,001	62,445	57,151	1,728
Deferred consulting and technical service fees	110,909	30,972	18,727	566
Deferred software costs	598,001	842,453	936,074	28,297
Land use rights	257,594	305,565	314,718	9,514
Other	-	-	25,354	766
	2,536,669	2,292,403	2,319,780	70,126

Goodwill represents principally an amount related to AIIH's acquisition of TI's mobile computer business and purchase of majority ownership of Pivotol Networking Inc. AIIH entered into an agreement with TI in January 1998 to purchase the net assets, sales channels and worldwide operating units of TI's mobile computer business. The related goodwill is amortized over five years using the straight-line method.

9. Deferred Expenses and Other Assets

Deferred expenses and other assets as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Prepaid rent	139,026	132,795	136,469	4,125
Building and leasehold improvements	153,078	250,261	326,673	9,875
Refundable deposits	217,482	344,026	228,296	6,901
Consolidation debit	-	120,065	459,452	13,889
Property under operating leases	320,865	320,865	326,088	9,858
Prepaid investment	84,980	2,004,211	-	-
Deferred income tax assets	1,098,591	1,147,743	831,274	25,130
Other	462,951	238,435	276,610	8,362
	2,476,973	4,558,401	2,584,862	78,140

10. Insurance Coverage for Property, Plant and Equipment

As of December 31, 1998, 1999 and 2000, the insurance coverage for depreciable property, plant and equipment was NT$10,874,392, NT$17,707,611 and NT$17,758,399, respectively.

11. Short-term Borrowings

Short-term borrowings as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Bank overdrafts	500,392	148,283	1,630,464	49,289
Commercial paper and bank acceptances, net of prepaid interest	4,814,803	3,816,290	1,127,328	34,079
Unsecured loans	2,152,760	6,115,635	13,477,333	407,416
Secured loans	4,595,618	3,476,735	415,646	12,565
	12,063,573	13,556,943	16,650,771	503,349

In 1998, 1999 and 2000, the average interest rates on the above short-term borrowings were approximately 5.78%, 5.90% and 5.91%, respectively.

Unused credit facilities as of December 31, 1998, 1999 and 2000, amounted to NT$27,463,385, NT$27,463,025 and NT$25,946,021, respectively. Refer to note 18 for a description of pledged assets related to these credit facilities.

12. Long-term Debt

Long-term debt as of December 31, 1998, 1999 and 2000, is summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Secured loans	2,030,182	1,962,972	2,000,323	60,469
Unsecured loans	4,316,121	3,290,014	7,879,878	238,207
Less: current installments	(761,392)	(842,739)	(1,087,898)	(32,887)
	5,584,911	4,410,247	8,792,303	265,789

Refer to note 18 for a description of pledged assets related to these credit facilities.

13. Convertible Bonds

(a) In order to facilitate the development of operations, the Company issued a series of domestic and foreign convertible bonds. Also, to facilitate the funding of the purchase of office and warehouse buildings, ACI issued five-year, zero coupon bonds in Singapore. A summary of the convertible bonds outstanding as of December 31, 1998, 1999 and 2000, is as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Five-year, zero coupon bonds	860,911	910,689	1,002,446	30,304
Unsecured domestic convertible bonds	4,111,500	-	-	-
Secured domestic bonds	-	-	6,000,000	181,378
Accrued interest	131,821	-	-	-
	5,104,232	910,689	7,002,446	211,682

Ten-year, 3.5% domestic convertible bonds were issued on March 25, 1995, with a maturity date of March 24, 2005. The bonds were redeemable on March 24, 2000, at the bondholder's option. The redemption price was 127.04% of the face value of the bonds. The bonds were convertible into shares of the Company's common stock from June 26, 1995, to March 15, 2005, at the conversion price on the conversion date. As of December 31, 1998, all the convertible bonds were converted into 14,907,000 shares of common stock. The conversions were approved by and registered with the governmental authorities. The excess of the conversion price over the par value of the shares issued was included in capital surplus.

Ten-year, 2.5% domestic convertible bonds were issued on June 27, 1996, with a maturity date of June 26, 2006. The bonds may be redeemed on June 26, 2001, at the bondholder's option. The redemption price is at 135.55% of the face value of the bonds. The bonds were convertible into shares of the Company's common stock from September 27, 1996, to June 16, 2006, at the conversion price on the conversion date. As of December 31, 1998, all the convertible bonds were converted into 86,895,000 shares of common stock. The conversions were approved by and registered with the governmental authorities. The excess of the conversion price over the par value of the shares issued was included in capital surplus.

Ten-year, zero coupon domestic convertible bonds were issued on August 3, 1998, with a maturity date of August 2, 2008. The bonds were redeemable on August 3, 2003, at the bondholder's option. The redemption price was 145.24% of the face value of the bond. The bonds were convertible into the Company's common shares from November 4, 1998, to July 2, 2008, at the conversion price on the conversion date. As of December 31, 1999, all the convertible bonds were converted into 244,852,000 shares of common stock. The conversions were approved by and registered with the governmental authorities. The excess of the conversion price over the par value of the shares issued was included in capital surplus.

Five-year, 5.76% secured domestic bonds were issued on January 21, 2000, with a maturity date of January 20, 2005. Interest is paid annually, and principal is paid in whole at maturity. The bonds are secured by common shares of AMBIT, ASI, and ACM owned by the Company based on the fair market value of these stock at a ratio 2:3:5.

Five-year, 5.26% secured domestic bonds were issued from December 12, 2000, through December 27, 2000, with maturity dates five year subsequent to the issuance dates. Interest is paid annually, and principal is paid in whole at maturity. The bonds are secured by common shares of AMBIT, ASI, and ACM owned by the Company based on the fair market value of these stock at a ratio of 2:2:6.

Five-year, zero coupon bonds of SG$55 million were issued by ACI on June 27, 1996, for S$37.2 million. The bonds will be redeemed by ACI at 100% of the principal on June 27, 2001. The discount from the issuance of bonds is amortized and charged to interest expense using the interest method over the period that the bonds are outstanding.

(b) Bonds payable classified as current liabilities as of December 31, 2000, were as follows:

	2000	
	NT$	US$
Unsecured overseas convertible bonds	9,924,000	300,000

Five-year, zero coupon unsecured overseas convertible bonds were issued on February 1, 2000, with a maturity date of February 1, 2005. The bonds are redeemable at 100% of their face amount on February 1st of each year prior to maturity. The bonds are convertible into the Company's common shares or Global Depositary Receipts ("GDRs") from March 2, 2000, to January 1, 2005, or the fifth business day prior to any earlier redemption of the bonds by the Company. The conversion price was NT$85.75 per share for common stock and US$13.91 per unit for GDRs as of December 31, 2000.

14. Stockholders' Equity

(a) Common stock

As of December 31, 1998, 1999 and 2000, the Company's authorized common stock consisted of 3,200,000,000 shares, 3,850,000,000 shares and 4,500,000,000 shares, respectively, at a par value of ten New Taiwan dollars per share, of which 2,580,780,695 shares, 3,107,665,178 shares and 3,917,506,157 shares, respectively, were issued and outstanding.

On June 13, 2000, the Company's stockholders resolved to distribute cash dividends of NT$1,553,833 and remuneration for directors and supervisors of NT$32,925, and to transfer unappropriated earnings of NT$4,990, 745 and capital surplus of NT$3,107,665 to common stock by issuing 809,841,000 shares of common stock dividends. The stock issuance was authorized by and registered with the governmental authorities.

On June 8, 1999, the Company's stockholders resolved to transfer unappropriated earnings of NT$2,227,363 and capital surplus of NT$1,657,573 to common stock by issuing 388,493,599 shares of common stock dividends. The stock issuance was authorized by and registered with the governmental authorities.

On May 20, 1998, the Company's stockholders resolved to transfer unappropriated earnings of NT$3,074,215 and capital surplus of NT$1,955,601 to common stock by issuing 502,981,602 shares of common stock dividends. The stock issuance was authorized by and registered with the governmental authorities.

(b) Capital surplus

As of December 31, 1998, 1999 and 2000, the components of capital surplus were as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Paid-in capital in excess of par value	7,151,566	5,754,349	3,134,751	94,763
Transfer of gain on disposal of assets from unappropriated earnings	7,543	10,434	240,754	7,278
Paid-in capital in excess of par value resulting from conversion of convertible bonds	5,444,336	8,063,262	7,575,194	228,996

Forfeited interest resulting from conversion of convertible bonds	660,035	940,460	940,460	28,430
Surplus from long-term equity investments accounted for by the equity method	1,060,933	2,624,138	1,193,559	36,081
Surplus related to the sale of treasury stock by a subsidiary of the Company	-	36,460	47,597	1,438
	14,370,413	17,429,103	13,132,315	396,986

With the exception of capital surplus originating from long-term equity investments accounted for using the equity method, capital surplus can only be used to offset an accumulated deficit or to increase issued common stock.

Issuance of stock dividends from paid-in capital in excess of par value can be made once a year and cannot be made in the same year that such cash subscription is received. Additionally, the amount of stock issued is subject to certain restrictions imposed by the ROC's SFC.

(c) Legal reserve and unappropriated earnings

The Company's articles of incorporation stipulate that the balance of annual income after deducting accumulated deficit, if any, must be set up as a legal reserve equal to 10% of such balance and used to declare dividends of up to NT$1 per share. The remaining balance, if any, must be distributed as follows:

- 8% to 10% of the unappropriated earnings as employee bonuses;
- 1% of unappropriated earnings as remuneration for directors and supervisors; and
- the remainder, after retaining a certain portion for business considerations, as additional dividends to stockholders.

According to ROC Company Law, the Company must retain 10% of its annual income as a legal reserve until such retention equals the amount of authorized common stock. This retention is accounted for by transfers to a legal reserve upon approval at a stockholders' meeting. The legal reserve can be used to offset an accumulated deficit and may be distributed in the following manner: (i) when it reaches an amount equal to one-half of the paid-in capital, it can be transferred to common stock at the amount of one-half of legal reserve; and (ii) when it reaches an amount exceeding one-half of the authorized common stock, dividends and bonuses can be distributed based on the excess portion of the legal reserve.

(d) Warrants

To facilitate the funding related to the purchase of office and warehouse buildings, ACI issued warrants in Singapore on June 27, 1996. The warrants were offered to registered stockholders at one warrant for every five existing ordinary shares held. Each warrant, priced at US$0.39 each, was convertible into one share of ACI's common stock at a fixed price of US$1.56. The warrants must be exercised prior to July 31, 2001. The proceeds from the issuance of warrants amounted to US$12,912, which included US$8,203 purchased by the Company's subsidiary AWI. The

Company's right to purchase ACI's warrants was transferred to AWI. The total amount of ACI's warrants issued, less the portion AWI purchased, was classified as "minority interest" in the accompanying consolidated balance sheets. The warrants have been trading on the Singapore Stock Exchange since August 1996. In conjunction with the restructuring process of the Group, ACI repurchased all outstanding warrants in 2000.

(e) Treasury stock

For the Company and its subsidiaries' employee stock option plan, the Company repurchased 32,000,000 shares of common stock at a total cost of NT$847,724 during 2000. As of December 31, 2000, none of the treasury stock had been issued to employees. According to SFC regulations, the number of shares of treasury stock can not exceed 10% of the number of shares issued. Moreover, the total amount of the treasury stock can not exceed the sum of retained earnings, paid-in capital in excess of par value, and realized capital surplus. In 2000, the Company owned treasury stock below its maximum limitation pursuant to SFC regulations.

According to SFC regulations, treasury stock can not be pledged for debts. Until the treasury stock is disposed of or transferred to employees, treasury stock does not carry any stockholder rights.

In 1997, AWI had purchased GDRs issued by the Company for the implementation of its overseas employee stock option plan. AWI and CCI also purchased common stock of the Company. The subsidiaries' ownership of common stock and GDR of the Company in 1999 and 2000, is summarized below (unit: thousand shares/thousand units):

	Common stock					
	1999			2000		
	Shares	Book value NT$	Fair value NT$	Shares	Book value NT$	Fair value NT$
Balance at beginning of year	25,684	1,011,985	935,402	16,081	563,387	1,297,923
Additions	2,097	2,377		7,024	114,444	
Disposals	(11,700)	(435,671)		-	-	
Translation adjustment	-	(15,304)		-	29,199	
Balance at end of year	16,081	563,387	1,297,923	23,105	707,030	427,907

	GDR					
	1999			2000		
	Units	Book value NT$	Fair value NT$	Units	Book value NT$	Fair value NT$
Balance at beginning of year	6,250	2,592,084	899,470	6,944	2,446,699	2,673,586
Additions	892	6,830		1,665	-	
Disposals	(198)	(85,566)		(281)	(99,806)	
Translation adjustment	-	(66,649)		-	120,994	
Balance at end of year	6,944	2,446,699	2,673,586	8,328	2,467,887	784,074

In 1999 and 2000, CCI and AWI disposed of common stock and GDRs of the Company for a price of NT$557,697 and NT$93,140, respectively. The gain (loss) on disposal of the common stock and

GDRs amounted to NT$36,460 and NT$(6,666), respectively, and is classified as "capital surplus-treasury stock".

15. Income Taxes

(a) A substantial majority of legal entities included in the accompanying consolidated financial statements must file a separate income tax return in their respective country of domicile. Foreign subsidiaries' earnings are not subject to ROC income tax until dividends have been distributed.

(b) The Company and its subsidiaries that meet qualifying criteria for tax exemption under their respective country's regulations are summarized below:

- The Company's income derived from qualifying products which are financed by raising new capital is tax exempt for a period of four years. Fiscal years 1998, 1999 and 2000 are included in the tax-exempt period.
- Income generated from offshore business by ASD is tax exempt.
- AIP was granted an income tax holiday for a period of six years commencing from October 1995.

(c) Except for the above exemptions, the Company is subject to ROC income tax at a maximum rate of 20%. Other domestic subsidiaries are taxed at a maximum rate of 25%.

(d) The components of consolidated income tax benefit (expense) are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Current income tax expense	(254,661)	(645,328)	(208,744)	(6,310)
Deferred income tax benefit	1,154,146	448,429	780,856	23,605
Total income tax benefit (expense)	899,485	(196,899)	572,112	17,295

The differences between the expected income tax based on the consolidated pre-tax income at the Company's statutory income tax rate and the actual income tax benefit (expense) reported in the accompanying consolidated statements of income are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Expected income tax expense	(323,195)	(1,524,023)	(1,130,744)	(34,182)
Different tax rates applicable to the Company's subsidiaries	(24,736)	126,393	263,402	7,963
Reversal of deferred income tax liabilities derived from investment income of domestic subsidiaries	672,743	-	-	-
Tax-exempt investment income	647,177	413,469	446,412	13,495
Tax-exempt income from qualifying products and offshore business	93,146	198,477	(35,892)	(1,085)
Investment tax credits	316,666	538,971	1,046,021	31,621
Gain on disposal of marketable securities not subject to income tax	690,843	1,170,513	1,740,154	52,604
Prior year adjustments	160,614	(98,610)	287,392	8,688
Valuation allowance	(1,172,285)	(886,150)	(1,826,168)	(55,205)
Adjustments for interest expense and revenue for tax purposes	(61,957)	(53,115)	(33,740)	(1,020)

10% income surtax subject to undistributed earnings	-	(86,892)	(20,113)	(608)
Other	(99,531)	4,068	(164,612)	(4,976)
Actual income tax benefit (expense)	899,485	(196,899)	572,112	17,295

(e) The balance sheet classification of deferred income tax assets (liabilities) as of December 31, 1998, 1999 and 2000, is as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Current:				
Deferred income tax assets	2,034,861	1,689,723	4,003,598	121,028
Valuation allowance for deferred income tax assets	(1,180,202)	(525,752)	(1,025,834)	(31,011)
	854,659	1,163,971	2,977,764	90,017
Deferred income tax liabilities	(10,209)	(104,234)	(252,017)	(7,618)
Net deferred income tax assets¡Ðcurrent	844,450	1,059,737	2,725,747	82,399
Non-current:				
Deferred income tax assets	6,111,185	6,571,687	4,982,146	150,609
Valuation allowance for deferred income tax assets	(4,888,245)	(5,345,280)	(4,110,961)	(124,273)
	1,222,940	1,226,407	871,185	26,336
Deferred income tax liabilities	(124,349)	(78,664)	(77,827)	(2,353)
Net deferred income tax assets¡Ðnon -current	1,098,591	1,147,743	793,358	23,983
Total deferred income tax assets	8,146,046	8,261,410	8,985,744	271,637
Total deferred income tax liabilities	134,558	182,898	329,844	9,971
Total valuation allowance	6,068,447	5,871,032	5,136,795	155,284

The net deferred income tax assets-current and net deferred income tax assets-noncurrent are classified as "prepaid expenses and other current assets" and "deferred expenses and other assets", respectively, in the accompanying consolidated balance sheets.

(f) The components of deferred income tax assets (liabilities) as of December 31, 1998, 1999 and 2000, are summarized as follows:

	December 31, 1998	December 31, 1999	December 31, 2000	
	NT$	NT$	NT$	US$
Deferred income tax assets:				
Investment loss recognized by the equity method	1,089,859	1,637,601	1,304,277	39,428
Inventory provisions	499,908	470,782	736,855	22,275
Allowance for doubtful accounts	66,312	35,423	400,228	12,099
Unrealized intercompany profits	61,615	55,365	59,173	1,789
Unrealized foreign currency exchange loss	75,053	475,995	413,172	12,490
Unrealized warranty and advertisement expenses	611,496	58,883	69,995	2,116
Special bonus accrual	85,757	131,473	-	
Deferred gain on spin-off of business	131,473	3,497,006	2,572,675	77,771
Net operating loss carryforwards	3,610,329	1,661,516	2,883,181	87,158
Investment tax credits	1,397,229	55,976	484	15
Other	517,015	181,390	545,704	16,496
	8,146,046	8,261,410	8,985,744	271,637
Deferred income tax liabilities:				
Investment income recognized by the equity method	21,221	66,068	73,097	2,209

Difference in depreciation expense for book and tax purposes	107,253	84,304	1,407	43
Unrealized foreign currency exchange gain	-	-	173,029	5,231
Other	6,084	32,526	82,311	2,488
	134,558	182,898	329,844	9,971

(g) The Company and its domestic subsidiaries receive tax credits for a portion of their total investment in certain high-tech industries, for the purchase of automatic machinery and equipment, for research and development expenditures, and for employee training and international brand name promotion expenditures. The investment tax credits can be used to offset the current year's income tax liability related to the entity making the investment (maximum of 50% of the liability related to high-tech investments and a maximum of 50% related to the combined cost of machinery and equipment purchases and research and development expenditures). Generally, any unused tax credits can be carried forward for four years.

As of December 31, 2000, unused investment tax credits available to the Company and its subsidiaries were as follows:

Expiration date	Unused investment tax credits	
	NT$	**US$**
December 31, 2001	224,960	6,800
December 31, 2002	537,489	16,248
December 31, 2003	602,475	18,213
December 31, 2004	1,516,912	45,856
December 31, 2005	1,345	41
	2,883,181	87,158

(h) Net income tax loss carryforwards available to the Company and its subsidiaries as of December 31, 2000, were as follows:

Expiration date	Net income tax loss carryforwards	
	NT$	**US$**
December 31, 2001	244,333	7,386
December 31, 2002	486,608	14,710
December 31, 2003	577,208	17,449
December 31, 2004	741,740	22,423
December 31, 2005	1,561,321	47,198
Thereafter	1,880,395	56,844
	5,491,605	166,010

16. Retirement Plans

The following table set forth the benefit obligation and net retirement plan assets (liabilities) related to the Company's and its subsidiaries' defined benefit retirement plans as of December 31, 1998, 1999 and 2000:

	1998	
	Plan assets in excess of accumulated benefit obligation	Accumulated benefit obligation in excess of plan assets
	NT$	NT$
Benefit obligation:		
Vested benefit obligation	(26,226)	(2,451)
Nonvested benefit obligation	(156,611)	(45,205)
Accumulated benefit obligation	(182,837)	(47,656)
Projected compensation increases	(326,101)	(51,718)
Projected benefit obligation	(508,938)	(99,374)
Plan assets at fair value	592,218	22,660
Funded status	83,280	(76,714)
Unrecognized net loss (gain)	75,355	18,324
Unrecognized transition obligation (assets)	(78,931)	42,457
Additional minimum liability	-	(12,621)
Net retirement plan assets (liabilities)	79,704	(28,554)

	1999	
	Plan assets in excess of accumulated benefit obligation	Accumulated benefit obligation in excess of plan assets
	NT$	NT$
Benefit obligation:		
Vested benefit obligation	(19,883)	(5,674)
Nonvested benefit obligation	(163,445)	(52,156)
Accumulated benefit obligation	(183,328)	(57,830)
Projected compensation increases	(219,372)	(43,912)
Projected benefit obligation	(402,700)	(101,742)
Plan assets at fair value	671,102	40,556
Funded status	268,402	(61,186)
Unrecognized net loss (gain)	(11,786)	(13,436)
Unrecognized transition obligation (assets)	(164,520)	44,586
Additional minimum liability	2,388	(2,331)
Net retirement plan assets (liabilities)	94,484	(32,367)

	2000			
	Plan assets in excess of accumulated benefit obligation		Accumulated benefit obligation in excess of plan assets	
	NT$	US$	NT$	US$
Benefit obligation:				
Vested benefit obligation	(18,709)	(566)	(20,067)	(607)
Nonvested benefit obligation	(206,228)	(6,234)	(65,801)	(1,989)
Accumulated benefit obligation	(224,937)	(6,800)	(85,868)	(2,596)
Projected compensation increases	(189,985)	(5,743)	(35,944)	(1,086)
Projected benefit obligation	(414,922)	(12,543)	(121,812)	(3,682)
Plan assets at fair value	508,673	15,377	41,305	1,249
Funded status	93,751	2,834	(80,507)	(2,433)
Unrecognized prior service cost	-	-	5,993	181
Unrecognized net loss (gain)	(17,823)	(539)	6,384	193
Unrecognized transition obligation (assets)	(50,777)	(1,535)	22,170	670
Additional minimum liability	-	-	(32,303)	(977)

Net retirement plan assets (liabilities)	25,151	760	(78,263)	(2,366)

Net retirement plan assets are classified as "deferred expenses and other assets". Net retirement plan liabilities are classified as either "accrued expenses and other current liabilities" or "other liabilities" in the accompanying consolidated balance sheets.

The components of the net periodic pension cost for 1998, 1999 and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Service cost	61,736	70,577	58,045	1,755
Interest cost	32,738	32,296	30,548	923
Actual return on plan assets	(44,876)	(43,800)	(22,338)	(675)
Amortization and deferral	7,143	(4,764)	(13,696)	(414)
Net periodic pension cost	56,741	54,309	52,559	1,589

Significant actuarial assumptions used in the above calculations related to the Company and its domestic subsidiaries are summarized as follows:

	1998	1999	2000
Discount rate	6.50%	6.50%	6.50%
Rate of increase in future compensation levels	5.75%	5.00%	3.00% for the following two years; 4% thereafter
Expected long-term rate of return on plan assets	6.50%	6.50%	6.00%

17. Transactions with Related Parties

(a) The names and relationship of the related parties with which the Company and its subsidiaries had significant transactions are shown below:

Name	*Relationship*
TSMC-Acer Semiconductors Manufacturing Inc. ("TASMC")	Investee of the Company accounted for by equity method; merged into TASMC on June 30, 2000, and became a non-related party after that date.
Ambit Microsystems Corp. ("AMBIT")	Investee of the Company
Acer Sertek Inc. ("ASI')	Investee of the Company
Acer Communications & Multimedia Inc. ("ACM", formerly Acer Peripherals Inc.)	Investee of the Company
Addonics Technology Corp. ("ADDONICS")	Investee of the Company
Acer Testing Inc. ("ATI")	Investee of the Company
Taiwan Semiconductor Technology Corp. ("TSTC")	Investee of the Company
AOpen Inc. ("AOI")	Investee of the Company
Lee & Lee Communications ("LLC")	Investee of the Company
Acer Labs. Inc ("ALI")	Investee of the Company
HITRUST.COM. Inc ("HICI")	Investee of ASI

Weblink International Inc. ("WII")	Subsidiary of ASI
Acer Market Services Ltd. ("AMS")	Subsidiary of ASI
HiTRUST Inc. ("HiTRUST")	Subsidiary of HICI
Acer Communication & Multimedia Europe B.V. ("ACME", formerly "APH")	Subsidiary of ACM
Acer Peripherals Labs Inc. ("APL")	Subsidiary of ACM
Acer Communications & Multimedia America Inc. ("ACMA" formerly "APA")	Subsidiary of ACM
Darfon Electronics Corp. ("DFN")	Subsidiary of ACM
Acer Peripherals Asia Pacific Inc. ("APP")	Subsidiary of ACM
Acer Display Technologies, Inc. ("ADT")	Investee of ACM
AOpen Technology Inc. ("AOTH")	Subsidiary of AOI
AOpen Computer B.V. ("AOE")	Subsidiary of AOI
Acer Computer Phils. Inc. ("ACPI")	Investee of ACI
Ihlas-Acer Bilgisayar Sistemleri Sanayi Ve Ticaret A.S. ("ILA")	Investee of ACI
Acer Computec Latino America, S.A. de C.V. ("ACLA")	Subsidiary of AIIH in 2000; investee of ACI in 1998 and 1999
Acer Computec Mexico, S.A. de C.V. ("AMEX")	Subsidiary of ACLA
Oceatown-Acer Distribution Latino America ("ADLA")	Subsidiary of ACLA
Acer Latin America, Inc. ("ALA")	Subsidiary of ACLA
E&A Technology Inc. ("E&A")	Investee of AIIH
Saha Viriya OA Public Company Ltd. ("SVOA")	Significant minority stockholder of ATH
Stan Shih	Chairman of the Company

(b) Significant transactions with related parties as of and for the years ended December 31, 1998, 1999 and 2000, are summarized below:

(1) Net sales and sale of land, and related notes and accounts receivable:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Net sales to:				
ASI	2,875,815	4,689,222	5,789,267	175,008
ADLA	572,811	-	-	-
ADDONICS	1,115,331	234,714	24,639	745
ALA	885,615	1,491,515	-	-
AMS	518,176	1,136,434	2,741,240	82,867
ACPI	313,253	586,569	567,036	17,141
ACLA	504,530	2,184,693	-	-
AOE	-	839,817	7,129	216
ILA	434,404	821,777	1,079,887	32,645
AMEX	81,996	596,802	-	-
AOTH	-	227,812	1,531,096	46,285
AOI	-	-	554,138	16,751
Other	986,433	872,843	672,456	20,328
	8,288,364	13,682,198	12,966,888	391,986

Trading terms with related parties are not significantly different from the terms with third-party customers.

In December 1998, APDI entered into a pre-sale contract with TSTC to sell land located in Taoyuan County for NT$209,350. As of December 31, 1999, payments in the amount of NT$41,870 has been recorded as "advance collection from sale of land" in the accompanying consolidated balance sheets. In November 11, 2000, both companies agreed to cancel the original pre-sale contract. As of December 31, 2000, the advance collection in the accompanying consolidated balance sheets had not been returned to TSTC, and was recorded as "payables to related parties".

	1998	1999	2000	
	NT$	NT$	NT$	US$
Notes and accounts receivable from:				
ADLA	276,937	201,472	-	-
ASI	494,898	1,294,325	973,751	29,436
ALA	597,837	1,309,626	-	-
ACLA	312,004	877,478	-	-
ILA	163,561	401,692	326,688	9,876
ACPI	90,073	222,561	454,148	13,729
AMEX	17,602	204,288	-	-
AOI	-	-	167,302	5,057
AOTH	-	-	377,339	11,407
AMS	-	-	199,457	6,030
Other	429,298	450,015	195,640	5,914
	2,382,210	4,961,457	2,694,325	81,449

(2) Purchases, and related notes and accounts payable:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Purchases from:				
ACM	9,219,097	7,767,286	3,299,330	99,738
AMBIT	1,168,598	2,522,973	2,141,857	64,748
APL	1,211,678	40,068	-	-
ACME	1,292,403	3,770,721	5,071,381	153,307
ADDONICS	137,836	286,000	334,691	10,118
ACMA	1,122,919	684,657	319,197	9,649
TASMC	938,028	3,442,743	1,000,834	30,255
E&A	112,867	492,301	192,441	5,817
AOI	-	1,836,976	2,411,557	72,901
ADT	-	850,784	3,091,109	93,443
ALI	-	808,578	426,362	12,889
AOTH	-	398,855	1,776,316	53,698
AOE	-	351,951	188,180	5,689
DFN	-	-	306,199	9,256
APP	-	-	326,595	9,873
ATI	-	-	333,955	10,095
Other	449,624	928,027	616,220	18,628
	15,653,050	24,181,920	21,836,224	660,104

Trading terms with related parties are not significantly different from the terms with third-party suppliers.

	1998	1999	2000	
	NT$	NT$	NT$	US$
Notes and accounts payable to:				
ACM	1,268,443	1,219,818	290,171	8,772
ACME	512,367	1,142,280	1,236,413	37,376
AMBIT	419,162	254,653	79,133	2,392
ADDONICS	42,544	251,229	95,953	2,901
ADT	213,697	405,658	174,684	5,281
TASMC	-	622,214	-	-
AOI	-	455,012	444,572	13,439
AOTH	-	233,390	470,767	14,231
ALI	-	133,946	29,184	882
Other	539,852	470,814	437,438	13,224
	2,996,065	5,189,014	3,258,312	98,498

(3) Loans to related parties

Loans to related parties and related receivables, interest rates, and interest income are summarized below:

	Maximum balance				Balance at December 31			
	1998	1999	2000		1998	1999	2000	
	NT$	NT$	NT$	US$	NT$	NT$	NT$	US$
Long-term loans:								
ADLA	225,449	225,449	220,156	6,655	225,449	220,156	-	-
SVOA	587,959	587,959	571,440	17,274	587,959	571,440	-	-
					813,408	791,596	-	-
Less: allowances					-	(253,504)	-	-
					813,408	538,092	-	-

	1998		1999		2000		
	Interest income	Interest rate	Interest income	Interest rate	Interest income	Interest income	Interest rate
	NT$	%	NT$	%	NT$	US$	%
ADLA	12,411	6.22	11,510	5.23	-	-	-
SVOA	40,529	6.66	38,350	6.68	-	-	-
	52,940		49,860		-	-	

The loan to SVOA made by ASD does not have repayments terms. In 1999, SVOA began restructuring its operations. In accordance with the repayment steps stated in the restructuring plan, the above loan will be repaid by transferring SVOA's ownership of ATH, and certain of SVOA's common stock to ASD after SVOA's restructuring and disposition of certain assets (managed by SPV). ASD provided an allowance for the amount of the loan that was considered non-collectible as of December 31, 1999. In 2000, ASD's receivables from SVOA were transferred into its ownership of ATH and SVOA and receivables from SPV. In August 2000, SVOA had completed the restructuring and relisted on the Thailand Stock Exchange in October 2000.

(4) Factoring of accounts receivable

In 1998, 1999 and 2000, related parties sold their accounts receivable with recourse to ACT. The accounts receivable balance purchased from the related parties and ACT's related factoring fee are summarized below:

	Accounts receivable balance				ACT's factoring fee			
	1998	1999	2000		1998	1999	2000	
	NT$	NT$	NT$	US$	NT$	NT$	NT$	US$
TASMC	5,243,335	227,343	-	-	20,318	31,026	-	-
ACM	4,765,375	1,128,375	3,134,571	94,758	20,446	2,595	22,617	684
ASI	802,116	100,000	100,000	3,023	8,230	93	503	15
AMBIT	445,159	198,213	-	-	1,473	3,135	-	-
WII	100,000	480,000	400,966	12,121	821	8,518	4,439	134
DFN	-	-	278,548	8,420	-	-	4,271	129
LLC	13,680	22,572	18,105	547	111	144	96	3
	11,369,665	2,156,503	3,932,190	118,869	51,399	45,511	31,926	965

The related parties have to make payments to ACT if any of the receivables due from the debtors are not collectible. Additionally, ACT does not have the right to require the related parties to re-purchase such receivables.

(5) Management service charges

The Company provided management services to related parties. Fees charged for these services are based on the actual cost of the services. These fees are recorded as a reduction in operating expenses. The related charges for 1998, 1999 and 2000, were NT$24,005, NT$82,587 and NT$49,442, respectively. The aggregate receivable balance related to these charges was NT$12,418, NT$18,094 and NT$15,523, as of December 31, 1998, 1999 and 2000, respectively.

(6) Transfer of ownership in related parties

MVI sold a portion of its ownership in Hirtrust to HICI for NT$46,756 in July 2000. ATI sold a portion of its ownership in TASMC to AMT for NT$131,604 in April 2000.

The Company sold a portion of its ownership in Pacific Cellular Corporation to ASI for NT$110,000 in December 1999.

TASMC sold its ownership in ATI to the Company and its subsidiaries CCI and AIVT for NT$434,742 on March 31, 1998.

The unrealized intercompany gains (loss) resulting from the above ownership transfers are included in deferred credits of long-term investments.

(7) Advances to/from related parties

The Company and its subsidiaries paid certain expenses on behalf of related parties. Additionally, related parties paid certain expenses on behalf of the Company and its subsidiaries. Expenses include: advertising, promotion, salaries for overseas employees, travel and other miscellaneous items. As of December 31, 1998, 1999 and 2000, the Company and its subsidiaries had aggregate receivables from related parties of NT$315,836, NT$466,466 and NT$339,759, respectively, and payables to related parties of NT$372,046, NT$274,491 and NT$246,393, respectively, related to these expenses.

(8) Endorsements and guarantees

Endorsements and guarantees provided by related parties for the secured loans of the Company as of December 31, 1998, 1999 and 2000, were as follows:

	December 31,			
	1998	1999	2000	
	NT$	NT$	NT$	US$
Stan Shih	62,400	44,000	26,800	810

(9) Receivables from and payables to related parties referred to above are summarized below:

	December 31,			
	1998	1999	2000	
Receivables:				
Notes and accounts receivable	2,382,210	4,961,457	2,694,325	81,449
Management service fee receivables	12,418	18,094	15,523	469
Other receivables	315,836	466,466	339,759	10,271
	2,710,464	5,446,017	3,049,607	92,189
Long-term loans	813,408	538,092	-	-
Payables:				
Notes and accounts payable	2,996,065	5,189,014	3,258,312	98,498
Payable of advance collection from sale of land	-	-	41,870	1,266
Other payables	372,046	274,491	246,393	7,448
	3,368,111	5,463,505	3,546,575	107,212

18. Pledged Assets

Assets pledged for various purposes are summarized as follows:

		Book value of pledged assets at December 31,			
Pledged assets	Pledged to secure	1998	1999	2000	
		NT$	NT$	NT$	US$
Cash in bank and time deposits	Loans and hiring of foreign labor	1,189,864	2,060,293	80,370	2,430
Accounts receivable	Loans and purchase commitments	1,030,040	-	-	-
Long-term equity investment	Bond payable and long-term debt	140,960	146,975	7,944,857	240,171
Property, plant and equipment	Long-term and short-term debt	2,807,371	2,673,390	3,569,149	107,894

As of December 31, 1998, 1999 and 2000, a portion of the above pledged time deposits amounting to NT$24,466, NT$47,067 and NT$33,337, respectively, was classified as "deferred expenses and other assets" in the accompanying consolidated balance sheets. The remaining balance was classified as pledged time deposits.

19. Commitments and Contingencies

(a) Royalties

(1) The Company signed a license agreement with Microsoft Inc. for the Office 2000 Small Business series of products in April 2000. The term of this agreement is one year. In accordance with the agreement, the Company is required to pay Microsoft Inc. royalties related to the products covered under the agreement. The minimum payment under the agreement is US$16,050.

(2) The Company signed a patent cross license agreement with IBM on February 27, 1996. The agreement extended from January 1, 1995, to December 31, 1998. In 1998, the Company has renewed the agreement through December 31, 2002. The major contents of the patent cross license agreement include that both parties have the right to use other party's worldwide patented computer-related technologies to manufacture and sell personal computer products. Since IBM has a larger patent portfolio than the Company, the Company will periodically pay IBM an agreed amount of royalty for the balance payment starting from the year of 1996 according to the agreement. The royalty for this patent cross license is paid on an installment basis, and no royalty fee other than the foregoing payment needs to be paid to IBM for the Company's products that use IBM computer-related patents.

(3) The Company entered into a 5-year Patent Cross License Agreement with Lucent Technologies, Inc. ("Lucent") of the United States on September 15, 1998. The scope of the Cross License encompasses all of the respective parties' patents, including semiconductor processes, semiconductor devices, telecommunications, and computers. Because Lucent (which was formerly AT&T Bell Labs) owns substantially more patents than the patents owned by the Company, the Company must pay royalties to Lucent related to its patents.

(4) Lemelson Foundation Partnership ("LFP") filed a patent infringement claim in February 1999 in Nevada, U.S.A., against 88 electronics companies, including the Acer Group. The patents of LFP involve "machine vision", including "bar-code scanner" technologies used in manufacturing processes. The Company and certain other defendants have prepared a joint defense to dispute the claims and are presenting a vigorous defense of the action. Discovery in the action began in October 1999. As of December 31, 2000, management of the Company was unable to determine the outcome of this claim.

(5) Elonex litigation

On February 13, 2001, Elonex, a British company, filed a patent infringement action in Delaware U.S.A., against Acer and 22 other well-known computer and monitor manufacturers. Elonex claims the defendants infringe on its patents relating to the Cathode Ray Tube ("CRT") monitor power-saving technology. Since this case has not entered into legal proceedings, management of the Company was unable to determine the final outcome of this claim.

(b) Other

(1) The Company and its subsidiaries have entered into several operating lease agreements for warehouses, land and buildings. Minimum lease payments are summarized as follows:

	NT$	US$
2001	262,790	7,944
2002	184,427	5,575
2003	138,497	4,187
2004	120,416	3,640
Thereafter	341,381	10,320
	1,047,511	31,666

(2) In 2000, the Company signed separate agreements with Ruentex & Construction Engineering Co., Ltd. and Li Gin Engineer Co., Ltd. related to the construction of an innovation center in Aspire Park in Lungtan. The total contract price amounted to NT$710,020, of which the Company had paid NT$398,375 as of December 31, 2000.

20. Subsequent Events

(a) To reduce the investment in non-core businesses, the Company singed a letter of intent with Amkor Technology Inc. ("Amkor") in February 20, 2001, to transfer its ownership in TSTC to Amkor for exchange of cash and Amkor's common stock. The effective date and terms of this transaction are subject to the finalization of the contract.

(b) According to the conditions of unsecured overseas convertible bonds issued on February 1, 2000, the bonds are redeemable at 100% of their fare amount on February 1 of each year prior to maturity. Total Bonds aggregating US$286,179 were redeemed as of February 28, 2001. To meet the demand of funding the redemption of the bonds, the Company pledged its Hsinchu plant and land located in Neihu and Shijr as the collateral for bank loans amounting to NT$2,400,000.

21. Financial Derivatives

(a) The Company and its subsidiaries use foreign exchange forward contracts, foreign currency options and interest rate swaps to hedge existing assets and liabilities denominated in foreign currencies or to manage the potential exposure of increases in interest rates on floating rate debt. The purpose of the Company's strategy is to hedge the majority of the Company and its subsidiaries' existing market risk.

(b) There were several foreign currency option trades entered into by the Company and its subsidiaries that were outstanding as of December 31, 1998, 1999 and 2000, as shown below:

(1) Call options:

Options Written	December 31, 1998 Notional amount US$	Contract Period

US$ CALL/GBR PUT	1,660	Sep. 25, 1998 - Feb. 26, 1999
US$ CALL/AUD PUT	6,140	Sep. 14, 1998 - May 4, 1999
US$ CALL/LIR PUT	4,000	Jul. 9, 1998 - Jan. 29, 1999
US$ CALL/YEN PUT	5,000	Aug. 28, 1998 - Mar. 25, 1999
POUND CALL/US$ PUT	9,130	Sep. 29, 1998 - May 28, 1999
	25,930	

Options Written	December 31, 1999 Notional amount US$	Contract Period
NTD CALL/US$ PUT	135,000	Nov. 25, 1999 - June 19, 2000
US$ CALL/ATS PUT	1,500	Dec. 8, 1999 - Jan. 31, 2000
US$ CALL/DKK PUT	500	Dec. 8, 1999 - Jan. 28, 2000
US$ CALL/NLG PUT	2,000	Dec. 8, 1999 - Jan. 28, 2000
US$ CALL/AUD PUT	670	Nov. 3, 1999 - Feb. 14, 2000
US$ CALL/ESP PUT	4,000	Dec. 8, 1999 - Feb. 28, 2000
US$ CALL/ITL PUT	10,000	Dec. 3, 1999 - Jan. 31, 2000
US$ CALL/YEN PUT	1,000	July 28, 1999 - Jan. 27, 2000
	154,670	

Options Written	December 31, 1999 Notional amount GBP	Contract Period
US$CALL/GBP PUT	1,500	Oct. 21, 1999 - Feb. 28, 2000

Options Written	December 31, 2000 Notional amount US$	Contract Period
NTD CALL/US$ PUT	197,000	Sep. 21, 2000 – Aug. 24, 2001

Options Written	December 31, 2000 Notional amount EUR	Contract Period
EUR CALL/US$PUT	30,000	Dec. 12, 2000 – Apr. 2, 2001
US$ CALL/EUR PUT	85,000	Oct. 2, 2000 – Mar. 20, 2001
	115,000	

Premiums aggregating US$48, US$508 and Us$2,927 related to call option contracts were paid up-front in 1998, 1999 and 2000, respectively. The fair value of the premium quoted by the banks was approximately US$170, US$1,346 and Us$1,825 as of December 31, 1998, 1999 and 2000, respectively.

(2) Put options:

Options Written	December 31, 1998 Notional amount US$	Contract Period
US$ CALL/NTD PUT	9,000	May 29, 1998 - Aug. 18, 1999
US$ CALL/GBP PUT	13,695	Sep. 29, 1998 - May 28, 1999
US$ CALL/THB PUT	8,000	Jun. 2, 1998 - Jun. 4, 1999

AUD CALL/US$ PUT	21,350	Sep. 14, 1998 - May 4, 1999
GBP CALL/US$ PUT	2,490	Sep. 25, 1998 - Feb. 26, 1999
LIR CALL/US$ PUT	5,500	Jul. 9, 1999 - Jan. 27, 1999
YEN CALL/US$ PUT	36,000	Aug. 31, 1998 - Jan. 3, 2000
	96,035	

Options Written	December 31, 1999 Notional amount US$	Contract Period
AUD CALL/US$ PUT	8,560	Nov. 3, 1999 - June 7, 2000
ATS CALL/US$ PUT	2,250	Dec. 8, 1999 - Jan. 31, 2000
DKK CALL/US$ PUT	750	Dec. 8, 1999 - Jan. 28, 2000
US$ CALL/NTD PUT	137,700	Nov. 25, 1999 - July 31, 2000
NLG CALL/US$ PUT	3,000	Dec. 8, 1999 - Jan. 28, 2000
US$ CALL/AUD PUT	9,014	July 23, 1999 - July 25, 2000
NZD CALL/US$ PUT	5,800	Oct. 29 , 1999 - June 6, 2000
ITL CALL/US$ PUT	10,000	Dec. 3, 1999 - Jan. 31, 2000
US$ CALL/NZD PUT	3,975	Nov. 5, 1999 - Sep. 14, 2000
YEN CALL/US$ PUT	50,000	Jan. 6, 1999 - Oct. 30, 2000
THB CALL/US$ PUT	3,000	Nov. 19, 1999 - May 19, 2000
US$ CALL/YEN PUT	2,000	Dec.16, 1999 - Jan. 18, 2000
US$ CALL/THB PUT	3,000	Aug. 25, 1999 - Feb. 25, 2000
US$ CALL/DHP PUT	5,500	Sep. 23, 1999 - May 29, 2000
ESP CALL/US$ PUT	6,000	Dec. 8, 1999 - Feb. 28, 2000
	250,549	

Options Written	December 31, 1999 Notional amount GBP £	Contract Period
US$ CALL/GBP PUT	1,500	Oct. 21, 1999 - Feb. 28, 2000

Options Written	December 31, 2000 Notional amount US$	Contract Period
US$ CALL/ATS PUT	15,157	Apr. 26, 2000 - Jul. 27, 2001
YEN CALL/US$ PUT	9,000	Jan. 27, 2000 – Jul. 3, 2001
NED CALL/US$ PUT	420	Dec. 27, 2000 – Feb. 26, 2001
US$ CALL/NED PUT	4,840	Jul. 12, 2000 – Apr. 16, 2001
US$ CALL/DHP PUT	1,000	Nov. 30, 2000 – Mar. 1, 2001
US$ CALL/NTD PUT	304,000	Jun. 19, 2000 – Sep. 24, 2001
NTD CALL/US$ PUT	4,000	Nov. 14, 2000 – Jan. 16, 2001
EUR CALL/US$ PUT	115,000	Oct. 2, 2000 – Apr. 2, 2001
	453,417	

Premiums aggregating US$2,288, US$2,914 and US$3,727 related to put option contracts were received up-front in 1998, 1999 and 2000, respectively. The fair value of the premium quoted by banks was approximately US$1,026, US$1,549 and US$13,684 as of December 31, 1998, 1999 and 2000, respectively.

The premiums received/paid for the above option contracts were recorded as a foreign currency exchange gain (loss) upon receipt/payment in the accompanying consolidated statements of income. When the contracts mature, the Company's subsidiaries will receive or pay the net amount of the contract (net of the premium). These net amounts are recorded as a foreign exchange gain (loss) when the contracts are settled.

The Company and its subsidiaries enter into foreign currency option contracts in order to create an economic hedge for its existing foreign currency exposures and anticipated cash flows. The market risk related to the change of exchange rate is not considered significant.

(c) As of December 31, 1998, 1999 and 2000, the Company and its subsidiaries had several forward foreign exchange contracts outstanding. The net asset or liability balance related to these contracts is classified as "prepaid expenses and other current assets" and "accrued expenses and other current liabilities" in the accompanying consolidated balance sheets. Details of the gross and net receivable and payable balance as of December 31, 1998, 1999 and 2000, are as follows:

	1998 NT$	1999 NT$	2000 NT$
Foreign currency forward contract receivables	2,873,849	730,888	2,746,725
Foreign currency forward contract payables	(2,883,231)	(711,976)	(2,928,171)
Unamortization premium of forward exchange contract	-	-	(6,498)
Foreign currency forward contract receivables (payables), net	(9,382)	18,912	(187,944)

Since the foreign exchange forward contracts are entered to hedge the existing foreign currency assets and liabilities, and the exchange rates of the forward contracts were fixed, no significant liquidity and cash flow risk are expected.

The Company and its subsidiaries enter into forward contract transactions only with reputable, creditworthy international financial institutions. The Company and its subsidiaries usually enter into forward contracts with several different financial institutions in order to minimize financial risk. The Company and its subsidiaries believe that the risk that the financial institutions will default on these contracts is relatively low. Even in the unlikely event that these institutions defaulted on their contracts, the management does not believe that the Company and its subsidiaries would suffer a material loss.

(d) Interest rate swaps

ACT entered into an interest rate swap contract in 1998 with a maturity date of September 30, 2001. As of December 31, 1999 and 2000, the unmatured principal amounted to NT$50,439 and NT$23,198, respectively. Details of the interest rate swap contract are as follows:

Interest rate paid	7.8% fixed
Interest rate received	LIBOR

As of December 31, 1999 and 2000, the fair value of the swap as quoted by a third-party financial institution was NT$49,364 and NT$22,950, respectively. The market risk related to the difference between the interest rate per the swap agreement and the related debt instrument is not considered significant.

(e) Cross-currency swaps

As of December 31, 1999 and 2000, AIP had the following outstanding cross-currency swap contracts:

	December 31, 1999 Notional amount JPY	Contract period	Forward rate
US$ CALL/YEN PUT	1,143,750	Oct. 7, 1997 - June 30, 2002	122
US$ CALL/YEN PUT	1,143,750	Oct. 8, 1997 - June 30, 2002	122
	2,287,500		

	December 31, 2000 Notional amount JPY	Contract period	Forward rate
US$ CALL/YEN PUT	762,500	Oct. 7, 1997 - June 30, 2002	122
US$ CALL/YEN PUT	762,500	Oct. 8, 1997 - June 30, 2002	122
	1,525,000		

As of December 31, 1999 and 2000, the fair value of the swaps quoted by a third-party financial institution was US$18,750 and US$498, respectively.

(f) Fair value of financial instruments

The carrying amounts reflected in the consolidated balance sheets classified as cash and cash equivalents, pledged time deposits, notes and accounts receivable/payable, receivables from and payables to related parties, and short-term borrowings approximate fair values because of the short-term nature of these instruments.

The estimated fair values and carrying amounts of all other financial instruments as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998		1999		2000	
	Carrying amount NT$	Fair value NT$	Carrying amount NT$	Fair value NT$	Carrying amount NT$	Fair value NT$
Non-derivative financial instruments:						
Assets:						
Short-term investments	1,626,930	1,646,559	2,664,702	2,664,702	8,290,896	8,308,544
Long-term investments						
- fair value available	7,759,473	16,888,262	11,502,351	66,227,988	25,962,704	53,972,747
- fair value not available	16,134,811	-	13,742,886	-	13,386,433	-
Liabilities:						
Bonds payable	5,104,232	5,165,653	910,689	910,689	16,926,446	16,783,083
Long-term debt	6,346,303	6,346,303	5,252,986	5,252,986	9,880,201	9,880,201

Derivative financial instruments:

Foreign currency forward contracts	9,382	9,393	18,912	21,046	(187,944)	(192,556)
Currency options	see (b)	see (b)	see (b)	see (b)	see (b)	see (b)
Interest rate swaps	see (d)	see (d)	see (d)	see (d)	see (d)	see (d)
Cross-currency swaps	see (e)	see (e)	see (e)	see (e)	see (e)	see (e)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

(i) Short-term investments

Publicly quoted market prices are used as fair value. If market prices are not available, the fair value is based on estimation from financial institutions.

(ii) Long-term investments

The fair values of long-term investments are based on quoted market prices. Management believes that it is not practicable to estimate the fair value of long-term investments that do not have readily available market information.

(iii) Bonds payable

The fair values are based on quoted market prices.

(iv) Long-term debt

The majority of the long-term debt is variable-interest debt in which the carrying value approximates the market value. The carrying amount of fixed-rate debt approximates the market value as the interest rates of the Company and its subsidiaries' debt instrument usually approximates local market interest rates.

(v) Derivative financial instruments

The fair value of derivative financial instruments represents the estimated amount that the Company and its subsidiaries would receive or pay to terminate the contracts at the balance sheet date, generally including unrealized gain or loss on unsettled agreements. The fair values are based on quotations received from financial institutions.

22. Reclassifications

Certain amounts in the consolidated financial statements as of and for the years ended December 31, 1998 and 1999, have been reclassified to conform with the 2000 presentation for comparative purposes. These reclassifications do not significantly impact the presentation of the consolidated financial statements.

23. Segment Information

(a) Industry segment

Industry segment data as of and for the years ended December 31, 1998, 1999 and 2000, is summarized below:

	1998				
	Information technology products NT$	Property development NT$	Other NT$	Eliminations NT$	Consolidated NT$
Segment income:					
Customers	172,313,967	153,346	1,387,752	-	173,855,065
Inter-company	1,922	151,215	9,592	(162,729)	-
	172,315,889	304,561	1,397,344	(162,729)	173,855,065
Investment income	-	-	-	-	773,787
Gain on disposal of long-term investments	-	-	-	-	1,914,838
Corporate income	-	-	-	-	239,188
Total income	-	-	-	-	176,782,878

	1998				
	Information technology products NT$	Property development NT$	Other NT$	Eliminations NT$	Consolidated NT$
Segment profit (loss) before income taxes and minority interest	3,580,202	121,488	60,165	(27,996)	3,733,859
Investment loss, net	-	-	-	-	(2,695,678)
Gain on disposal of long-term investments, net	-	-	-	-	1,914,318
Corporate income	-	-	-	-	239,188
Interest expense	-	-	-	-	(1,318,494)
Corporate administrative expenses	-	-	-	-	(257,220)
Consolidated income before income taxes and minority interest	-	-	-	-	1,615,973
Segment identifiable assets	74,628,538	5,153,813	816,660	(2,000,011)	78,599,000
Long-term equity investments	-	-	-	-	18,277,103
Corporate assets	-	-	-	-	9,537,320
Total assets	-	-	-	-	106,413,423
Depreciation and amortization	1,587,009	1,405	12,368	-	-
Capital expenditures	9,274,238	1,360	44,679	-	-

	1999				
	Information technology products NT$	Property development NT$	Other	Eliminations NT$	Consolidated NT$
Segment income:					
Customers	182,560,289	62,845	128,042	-	182,751,176
Intercompany	5,791	2,470,633	3,737	(2,480,161)	-
	182,566,080	2,533,478	131,779	(2,480,161)	182,751,176
Investment income	-	-	-	-	2,526,052
Gain on disposal of long-term investments	-	-	-	-	4,937,702
Corporate income	-	-	-	-	198,658
Total income	-	-	-	-	190,413,588
Segment profit (loss) before income taxes and minority interest	4,473,928	104,119	(23,660)	-	4,554,387
Investment income, net	-	-	-	-	(517,762)
Gain on disposal of long-term investments, net	-	-	-	-	4,860,916
Corporate income	-	-	-	-	198,658
Interest expense	-	-	-	-	(1,196,315)
Corporate administrative expenses	-	-	-	-	(279,767)
Consolidated income before income taxes and minority interest	-	-	-	-	7,620,117
Segment identifiable assets	77,815,934	6,102,949	742,432	(689,556)	83,971,759
Long-term equity investments	-	-	-	-	20,811,494
Consolidation debit	-	-	-	-	120,065
Corporate assets	-	-	-	-	11,932,230
Total assets	-	-	-	-	116,835,548
Depreciation and amortization	2,174,669	1,660			
Capital expenditures	5,014,516	3,451	23,977		

	2000				
	Information technology products NT$	Property development NT$	Other NT$	Eliminations NT$	Consolidated NT$
Segment income:					
Customers	163,032,427	1,108,706	696,032	-	164,837,165
Intercompany	46,016	61,642	20,971	(128,629)	-
	163,078,443	1,170,348	717,003	(128,629)	164,837,165
Investment income	-	-	-	-	2,605,881
Gain on disposal of long-term investments	-	-	-	-	3,349,805
Corporate income	-	-	-	-	456,107
Total income	-	-	-	-	171,248,958
Segment profit (loss) before income taxes and minority interest	2,327,865	224,623	(314,750)	310,763	2,548,501
Investment loss, net	-	-	-	-	1,416,990
Gain on disposal of long-term investments, net	-	-	-	-	3,349,805
Corporate income	-	-	-	-	456,107
Interest expense	-	-	-	-	(1,848,746)
Corporate administrative expenses	-	-	-	-	(268,939)
Consolidated income before income taxes and minority interest	-	-	-	-	5,653,718
Segment identifiable assets	81,154,558	4,393,295	8,018,332	(5,195,016)	88,371,169
Long-term equity investments	-	-	-	-	18,548,762
Consolidation debit	-	-	-	-	459,452
Corporate assets	-	-	-	-	24,339,602
Total assets	-	-	-	-	131,718,985
Depreciation and amortization	2,688,823	2,566	46,804		
Capital expenditures	5,199,146	2,460,340	369,394		

The Company and its subsidiaries' long-term investments and related investment income (loss) as of and for the years ended December 31, 1998, 1999 and 2000, for equity-method investees that have a vertical integrated relationship with the information technology products segment are shown below:

Investee	Year	Long-term equity investment NT$	Investment income (loss) NT$
ASI	1998	1,220,209	110,300
	1999	1,221,855	204,117
	2000	1,693,883	270,033
ACM	1998	5,242,256	480,075
	1999	6,886,453	720,000
	2000	8,227,204	1,344,381
TASMC	1998	9,176,652	(2,594,962)
	1999	4,139,406	(2,098,727)
ACLA	1998	715,731	(397,842)
	1999	505,853	(151,176)

(b) Geographic information

Information by geographic area as of and the years ended December 31, 1998, 1999 and 2000, is as follows:

	1998					
	Taiwan NT$	North America NT$	Europe NT$	Other NT$	Eliminations NT$	Consolidated NT$
Area income:						
Customers	53,749,849	66,389,310	25,891,936	27,823,970	-	173,855,065
Intercompany	62,989,955	1,406,692	2,504,584	10,990,247	(77,891,478)	-
	116,739,804	67,796,002	28,396,520	38,814,217	(77,891,478)	173,855,065
Investment income	-	-	-	-	-	773,787
Gain on disposal of long-term investments	-	-	-	-	-	1,914,838
Corporate income	-	-	-	-	-	239,188
Total income	-	-	-	-	-	176,782,878
Area profit (loss) before income taxes and minority interest	5,008,354	(1,270,005)	548,832	(553,322)	-	3,733,859
Investment loss, net	-	-	-	-	-	(2,695,678)
Gain on disposal of long-term investments, net	-	-	-	-	-	1,914,318
Corporate income	-	-	-	-	-	239,188
Interest expense	-	-	-	-	-	(1,318,494)
Corporate administrative expenses	-	-	-	-	-	(257,220)
Consolidated income before income tax and minority interest	-	-	-	-	-	1,615,973
Area identifiable assets	45,487,363	14,817,863	8,536,650	23,315,011	(13,557,887)	78,599,000
Long-term equity Investments	-	-	-	-	-	18,277,103
Corporate assets	-	-	-	-	-	9,537,320
Total assets	-	-	-	-	-	106,413,423
Depreciation and amortization	762,973	365,766	77,203	382,471		
Capital expenditures	4,275,779	543,771	297,082	4,158,966		

	1999					
	Taiwan NT$	North America NT$	Europe NT$	Other NT$	Eliminations NT$	Consolidated NT$
Area income:						
Customers	61,243,597	60,669,362	30,445,183	30,393,034	-	182,751,176
Intercompany	77,775,255	1,835,384	2,754,785	26,188,048	(108,553,472)	-
	139,018,852	62,504,746	33,199,968	56,581,082	(108,553,472)	182,751,176
Investment income	-	-	-	-	-	2,526,053
Gain on disposal of long-term investments	-	-	-	-	-	4,937,701
Corporate income	-	-	-	-	-	198,658
Total income	-	-	-	-	-	190,413,588
	-	-	-	-	-	
Area profit (loss) before income taxes and minority interest	5,025,693	(887,166)	(664,227)	787,866	292,221	4,554,387
Investment income, net	-	-	-	-	-	(517,762)
Gain on disposal of long-term investments, net	-	-	-	-	-	4,860,916
Corporate income	-	-	-	-	-	198,658
Interest expense	-	-	-	-	-	(1,196,315)
Corporate administrative expenses	-	-	-	-	-	(279,767)
Consolidated income before income tax and minority interest	-	-	-	-	-	7,620,117
Area identifiable assets	54,308,448	11,536,082	10,154,981	29,423,692	(21,451,444)	83,971,759
Long-term equity investments	-	-	-	-	-	20,811,494
Consolidation debit	-	-	-	-	-	120,065
Corporate assets	-	-	-	-	-	11,932,230
Total assets	-	-	-	-	-	116,835,548
Depreciation and amortization	800,281	380,390	106,324	893,140		
Capital expenditures	1,763,564	236,046	151,913	2,890,420		

	2000					
	Taiwan NT$	North America NT$	Europe NT$	Other NT$	Eliminations NT$	Consolidated NT$
Area income:						
Customers	63,408,975	23,058,607	33,214,029	45,155,554	-	164,837,165
Intercompany	53,562,768	3,835,840	2,648,554	26,365,238	(86,412,400)	-
	116,971,743	26,894,447	35,862,583	71,520,792	(86,412,400)	164,837,165
Investment income	-	-	-	-	-	2,605,881
Gain on disposal of long-term investments	-	-	-	-	-	3,349,805
Corporate income	-	-	-	-	-	456,107
Total income	-	-	-	-	-	171,248,958
Area profit (loss) before income taxes and minority interest	2,801,684	(681,069)	(1,397,819)	(6,267,621)	8,093,326	2,548,501
Investment loss, net	-	-	-	-	-	1,416,990
Gain on disposal of long-term investments, net	-	-	-	-	-	3,349,805
Corporate income	-	-	-	-	-	456,107
Interest expense	-	-	-	-	-	(1,848,746)
Corporate administrative expenses	-	-	-	-	-	(268,939)
Consolidated income before income tax and minority interest	-	-	-	-	-	5,653,718
Area identifiable assets	50,570,925	6,381,734	12,953,039	42,357,136	(23,891,665)	88,371,169
Long-term equity investments	-	-	-	-	-	18,548,762
Consolidation debit	-	-	-	-	-	459,452
Corporate assets	-	-	-	-	-	24,339,602
Total assets	-	-	-	-	-	131,718,985
Depreciation and amortization	1,119,734	258,435	56,261	1,276,727		
Capital expenditures	6,211,259	123,310	254,227	1,270,898		

The transfer price of inter-company sales is based on geographic, economic, and market competition factors.

(c) Export sales

Export sales of the Company and its domestic subsidiaries for the years ended December 31, 1998, 1999 and 2000, are summarized below:

Sales to:	1998 NT$	1999 NT$	2000 NT$	2000 US$
North America	2,303,363	304,025	6,022,693	182,064
Europe	25,222,812	20,376,759	11,027,426	333,356
Other	16,222,733	32,026,925	39,770,250	1,202,245
	43,748,908	52,707,709	56,820,369	1,717,665

(d) Major customers

For the years ended December 31, 1998, 1999 and 2000, sales to individual customers representing greater than 10% of consolidated revenue were as follows:

Year ended December 31,	Customer	Sales amount NT$	Percentage of operating revenue	*Sales segment*
1998	Customer A	54,906,789	32%	Generated by Information Technology Products and segment in North America and other geographic areas
1999	Customer A	75,266,742	42%	Generated by Information Technology Products and segment in North America and other geographic areas
2000	Customer A	40,168,577	26%	Generated by Information Technology Products and segment in North America and other geographic areas

The Board of Directors
Acer Incorporated:

We have audited the non-consolidated balance sheets of Acer Incorporated as of Decenber 31, 1998, 1999 and 2000, and the related non-consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acer Incorporated as of December 31, 1998, 1999 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of China.

The accompanying non-consolidated financial statements as of and for the year ended December 31, 2000, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the non-consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2(p) of the notes to the non-consolidated financial statements.

KPMG
Taipei, Taiwan (the Republic of China)
March 16, 2001

The accompanying non-consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices to audit such non-consolidated financial statements are those generally accepted and applied in the Republic of China.

ACER INCORPORATED

Non-Consolidated Balance Sheets

December 31, 1998, 1999 and 2000
(In thousands of New Taiwan dollars and US dollars)

Assets	1998 NT$	1999 NT$	2000 NT$	2000 US$
Current assets:				
Cash and cash equivalents (note 3)	3,921,343	4,519,395	2,513,120	75,971
Short-term investments (notes 4 and 20)	422,444	704,965	6,180,000	186,820
Pledged time deposits (note 17)	932,000	1,662,000	-	-
Notes and accounts receivable, net of allowance for doubtful accounts of NT$134,000, NT$134,000 and NT$170,000 as of December 31, 1998, 1999 and 2000	5,773,160	5,782,483	3,863,600	116,796
Receivables from related parties (note 16)	13,445,283	17,910,164	20,958,331	633,565
Inventories (note 5)	5,487,528	6,723,557	5,276,904	159,519
Prepaid expenses and other current assets (note 14)	1,434,512	1,730,574	3,192,270	96,502
Total current assets	31,416,270	39,033,138	41,984,225	1,269,173
Long-term equity investments (notes 6, 17 and 20)	32,731,516	34,077,643	48,284,749	1,459,636
Property, plant and equipment (notes 7, 16, 17 and 18):				
Land	2,478,687	2,682,243	3,824,564	115,616
Buildings and improvements	1,565,790	3,053,423	3,754,283	113,491
Machinery and equipment	1,191,167	1,151,750	1,299,584	39,286
Mold equipment	821,634	925,083	1,180,477	35,686
Research and development equipment	213,533	261,681	345,717	10,451
Transportation equipment	32,072	31,782	29,924	904
Furniture and fixtures	85,397	172,837	320,260	9,681
Other equipment	110,061	114,439	130,565	3,947
Construction in progress and advance payments for purchases of machinery and equipment	871,526	252,149	838,013	25,333
	7,369,867	8,645,387	11,723,387	354,395
Less: accumulated depreciation	(1,381,093)	(1,621,473)	(1,990,014)	(60,158)
Net property, plant and equipment	5,988,774	7,023,914	9,733,373	294,237
Intangible assets (notes 8 and 18)	566,926	843,751	872,254	26,368
Deferred expenses and other assets (notes 7, 9, 14, 15, 16 and 17)	5,016,036	6,173,581	4,001,371	120,960
Total assets	75,719,522	87,152,027	104,875,972	3,170,374

See accompanying notes to non-consolidated financial statements

ACER INCORPORATED

Non-Consolidated Balance Sheets (continued)

December 31, 1998, 1999 and 2000
(In thousands of New Taiwan dollars and US dollars)

Liabilities and Stockholders' Equity	1998 NT$	1999 NT$	2000 NT$	2000 US$
Current liabilities:				
Short-term borrowings (note 10)	1,937,908	3,271,633	9,160,226	276,911
Current installments of long-term debt (notes 11 and 17)	137,800	42,800	292,800	8,851
Notes and accounts payable	13,420,099	13,551,500	5,281,200	159,649
Payables to related parties (note 16)	1,782,624	3,049,741	3,645,780	110,211
Deferred intercompany profits (note 16)	239,839	262,435	463,356	14,007
Accrued expenses and other current liabilities (note 18)	3,461,147	3,872,895	3,377,592	102,105
Bonds payable (notes 12 and 20)	-	-	9,924,000	300,000
Total current liabilities	20,979,417	24,051,004	32,144,954	971,734
Bonds payable (notes 12, 17 and 20)	4,243,321	-	6,000,000	181,379
Long-term debt, excluding current installments (notes 11, 17 and 20)	119,600	76,800	284,000	8,585
Other liabilities (note 15)	43,603	26,959	33,279	1,006
Total liabilities	25,385,941	24,154,763	38,462,233	1,162,704
Stockholders' equity (note 13):				
Common stock	25,807,807	31,076,652	39,175,062	1,184,252
Convertible bonds applying for conversion	151,700	-	-	-
Capital surplus	14,370,413	17,429,103	13,132,315	396,986
Legal reserve	1,582,110	1,830,655	2,541,781	76,837
Unappropriated earnings	7,685,249	12,320,600	11,577,572	349,987
Foreign currency translation adjustment	736,302	340,254	834,733	25,234
Treasury stock	-	-	(847,724)	(25,626)
Total stockholders' equity	50,333,581	62,997,264	66,413,739	2,007,670
Commitments and contingencies (notes 16, 18 and 19)				
Total liabilities and stockholders' equity	75,719,522	87,152,027	104,875,972	3,170,374

See accompanying notes to non-consolidated financial statements

ACER INCORPORATED

NON-CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 1998, 1999 and 2000
(In thousands of New Taiwan dollars and US dollars, except for net income per common share)

	1998	1999	2000	
	NT$	NT$	NT$	US$
Revenues (note 16)	97,937,415	128,243,344	102,755,605	3,106,276
Cost of revenues (note 16)	(89,081,275)	(117,011,430)	(94,951,049)	(2,870,346)
	8,856,140	11,231,914	7,804,556	235,930
Change in unrealized inter-company profits (note 16)	222,297	(22,596)	(31,735)	(960)
Gross profit	9,078,437	11,209,318	7,772,821	234,970
Operating expenses (note 16):				
Selling	(3,543,824)	(3,988,535)	(2,935,586)	(88,741)
Administrative	(751,659)	(1,091,928)	(1,492,762)	(45,126)
Research and development	(1,819,774)	(2,237,840)	(2,649,993)	(80,109)
Total operating expenses	(6,115,257)	(7,318,303)	(7,078,341)	(213,976)
Operating income	2,963,180	3,891,015	694,480	20,944
Non-operating income and gains:				
Interest income (note 16)	511,238	204,427	250,018	7,558
Gain on disposal of investments, net (note 6)	3,222,289	4,917,521	3,081,996	93,168
Gain on disposal of property and equipment	9,429	3,171	230,320	6,962
Investment income, net (note 6)	-	-	2,333,332	70,536
Other income (note 16)	184,190	173,028	349,217	10,557
	3,927,146	5,298,147	6,244,883	188,781
Non-operating expenses and loss:				
Interest expense, net of capitalized interest of NT$86,697, NT$80,221 and NT$10,857 in 1998, 1999 and 2000, respectively	(354,581)	(298,615)	(561,716)	(16,981)
Foreign currency exchange loss, net	(628,104)	(148,560)	(128,113)	(3,873)
Investment loss, net (note 6)	(4,574,471)	(1,630,294)	-	-
Loss on disposal of property and equipment	(2,004)	(37,676)	(3,910)	(118)
Other loss	(7,271)	(80,172)	(231,305)	(6,992)
	(5,566,431)	(2,195,317)	(925,044)	(27,964)
Income before income tax benefit	1,323,895	6,993,845	6,014,319	181,811
Income tax benefit (note 14)	1,168,529	315,119	764,034	23,097
Net income	2,492,424	7,308,964	6,778,353	204,908
Net income per common share	0.68	1.87	1.73	0.05

See accompanying notes to non-consolidated financial statements

Non-Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 1998, 1999 and 2000
(In thousands of New Taiwan dollars)

	Common stock NT$	Convertible bonds applying for conversion NT$	Capital surplus NT$	Legal reserve NT$	Unappropriated earnings NT$	Translation adjustment NT$	Treasury stock NT$	Total NT$
Balance at January 1, 1998	19,522,895	104,298	13,773,754	1,208,360	8,661,849	952,599	-	44,223.
Net income for 1998	-	-	-	-	2,492,424	-	-	2,492,424
Translation adjustment	-	-	-	-	-	(216,297)	-	(216,297)
Convertible bonds converted into common stock (note 12)	1,255,096	47,402	3,110,357	-	-	-	-	4,412,855
Gain on disposal of property and equipment transferred to capital surplus	-	-	7,543	-	(7,543)	-	-	-
Investees' gain on disposal of property and equipment transferred to or reversed from capital surplus, net	-	-	(565)	-	565	-	-	-
Surplus from long-term equity investments accounted for by equity method (note 6)	-	-	(565,075)	-	-	-	-	(565,075)
Appropriations of 1997 net income (note 13)								
Legal reserve	-	-	-	373,750	(373,750)	-	-	-
Stock dividends	5,029,816	-	(1,955,601)	-	(3,074,215)	-	-	-
Directors' remuneration	-	-	-	-	(14,0	-	-	(14,081)
Balance at December 31, 1998	25,807,807	151,700	14,370,413	1,582,110	7,685,249	736,302	-	50,333,581
Net income for 1999	-	-	-	-	7,308,964	-	-	7,308,964
Translation adjustment	-	-	-	-	-	(396,048)	-	(396,048)
Subsidiaries' gain on disposal of investment in the Company's stock	-	-	36,460	-	-	-	-	36,460
Convertible bonds converted into common stock (note 12)	1,383,909	(151,700)	3,159,706	-	-	-	-	4,391,915
Gain on disposal of property and equipment transferred to capital surplus	-	-	2,892	-	(2,892)	-	-	-
Investees' gain on disposal of property and equipment transferred to capital surplus	-	-	194,813	-	(194,813)	-		-
Surplus from long-term equity investments accounted for by equity method (note 6)	-	-	1,322,392	-	-	-	-	1,322,392
Appropriations of 1998 net income (note 13):								
Legal reserve	-	-	-	248,545	(248,545)	-	-	-
Stock dividends	3,884,9	-	(1,657,573)	-	(2,227,3	-	-	-
Balance at December 31, 1999	31,076,652	-	17,429,103	1,830,655	12,320,600	340,254	-	62,997,264
Net income for 2000	-	-	-	-	6,778,353	-	-	6,778,353
Translation adjustment	-	-	-	-	-	494,479	-	494,479
Subsidiaries' loss on disposal of investment in the Company's stock	-	-	(6,666)	-	-	-	-	(6,666)
Cash dividends paid to treasury stock owned by consolidated subsidiaries	-	-	17,803	-	-	-	-	17,803
Gain on disposal of property and equipment transferred to capital surplus	-	-	230,320	-	(230,320)	-	-	-
Investees' gain on disposal of property and equipment transferred to capital surplus	-	-	2,433	-	(2,433)	-	-	-
Surplus from long-term equity investments accounted for by equity method (note 6)	-	-	(1,433,013)	-	-	-	-	(1,433,013)
Appropriations of 1999 net income (note 13):								
Legal reserve	-	-	-	711,126	(711,126)	-	-	-
Stock dividends	8,098,410	-	(3,107,665)	-	(4,990,745)	-	-	-
Cash dividends	-	-	-	-	(1,553,832)	-	-	(1,553,832)
Directors' remuneration	-	-	-	-	(32,925)	-	-	(32,925)
Purchase of treasury stock (note 13)	-	-	-	-	-	-	(847,724)	(847,724)
Balance at December 31, 2000	39,175,062	-	13,132,315	2,541,781	11,577,572	834,733	(847,724)	66,413,739

See accompanying notes to non-consolidated financial statements

Non-Consolidated Statements of Cash Flows

Years ended December 31, 1998, 1999 and 2000
(In thousands of New Taiwan dollars and US dollars)

	1998	1999	2000	
	NT$	NT$	NT$	US$
Cash flows from operating activities:				
Net income	2,492,424	7,308,964	6,778,353	204,908
Adjustments to reconcile net income to cash provided by (used in) operating activities:				
Depreciation and amortization	503,061	712,323	1,290,407	39,009
Property, plant and equipment write-down	18,300	-	-	-
Interest provision for redemption of convertible bonds	223,574	148,605	-	-
Loss (gain) on disposal of property and equipment, net	(7,424)	34,504	(226,410)	(6,844)
Gain on disposal of long-term equity investments, net	(1,766,815)	(4,853,699)	(2,937,104)	(88,788)
Net investment loss (income) recognized by equity method, net of cash dividends received	4,430,962	2,149,091	(1,553,150)	(46,951)
Unrealized foreign currency exchange loss (gain), net	292,249	231,329	(813,480)	(24,591)
Decrease (increase) in notes and accounts receivable	(2,407,581)	(57,889)	2,042,520	61,745
Decrease (increase) in receivables from related parties	(1,450,635)	(5,270,814)	736,587	22,267
Decrease (increase) in inventories	(109,114)	(1,236,029)	1,446,653	43,731
Increase in prepaid expenses and other current assets	(331,464)	(270,606)	(1,506,796)	(45,550)
Decrease (increase) in deferred expenses and deferred income tax assets	(1,364,663)	(651,556)	70,818	2,141
Increase (decrease) in notes and accounts payable	3,418,808	300,898	(8,379,076)	(253,297)
Increase (decrease) in payables to related parties	(1,301,389)	1,233,226	413,089	12,488
Increase (decrease) in deferred intercompany profits	(222,297)	22,596	31,735	959
Increase (decrease) in accrued expenses and other current liabilities	(169,723)	411,748	(509,943)	(15,416)
Increase (decrease) in other liabilities	(89,577)	(16,644)	6,320	191
Cash provided by (used in) operating activities	2,158,696	196,047	(3,109,477)	(93,998)
Cash flows from investing activities:				
Net increase in short-term investments	(383,321)	(287,068)	(5,475,035)	(165,510)
Proceeds from sale of long-term equity investments	2,698,629	11,602,355	2,838,659	85,812
Proceeds from disposal of property, plant and equipment	152,960	62,895	345,145	10,434
Proceeds from disposal of other assets	-	-	1,039,324	31,419
Additions to property, plant and equipment	(1,956,391)	(1,579,411)	(3,474,848)	(105,045)
Increase in long-term equity investments	(15,159,912)	(8,690,081)	(12,478,783)	(377,230)
Increase in other assets	(2,405,645)	(1,664,711)	(385,387)	(11,650)
Decrease (increase) in loans to related parties	(708,566)	467,865	(2,315,600)	(70,000)
Decrease (increase) in pledged time deposits	1,677,000	(730,000)	1,662,000	50,242
Cash used in investing activities	(16,085,246)	(818,156)	(18,244,525)	(551,528)

See accompanying notes to non-consolidated financial statements

Non-Consolidated Statements of Cash Flows (continued)

Years ended December 31, 1998, 1999 and 2000
(In thousands of New Taiwan dollars and US dollars)

Cash flows from financing activities:				
Cost of issuing stock certificates	(55)	(11)	-	-
Increase in short-term borrowings	1,947,446	1,357,972	6,085,008	183,948
Increase in long-term debt	95,000	235,000	500,000	15,115
Payments of directors' remuneration and employees' bonuses	(14,081)	-	(32,925)	(995)
Repayment of long-term debt	(17,800)	(372,800)	(42,800)	(1,294)
Issuance of bonds	8,000,000	-	15,240,000	460,701
Cash dividends	-	-	(1,553,832)	(46,972)
Increase in treasury stock	-	-	(847,724)	(25,626)
Cash provided by financing activities	10,010,510	1,220,161	19,347,727	584,877
Net increase (decrease) in cash	(3,916,040)	598,052	(2,006,275)	(60,649)
Cash and cash equivalents at beginning of year	7,837,383	3,921,343	4,519,395	136,620
Cash and cash equivalents at end of year	3,921,343	4,519,395	2,513,120	75,971
Supplemental disclosure of cash flow information:				
Cash paid during the year for:				
Interest, excluding capitalized interest	363,291	285,206	371,232	11,222
Income taxes	31,160	18,732	16,671	504
Supplementary schedules of non-cash investing and financing activities:				
Convertible bonds converted	4,412,855	4,391,915	-	-

See accompanying notes to non-consolidated financial statements

1. Organization and Business Scope

Acer Incorporated (the "Company") was incorporated on January 19, 1981, as a company limited by shares under the Republic of China ("ROC") Company Law and the ROC Statute for the Establishment and Administration of Science-Based Industrial Parks.

The Company is engaged in: (1) the design, manufacture and sale of microprocessor development systems, synthesized voice computer boards and systems, Chinese computer systems and terminals, microcomputers and peripheral devices, electronic communications devices, computers (32-bit, 64-bit and higher computer systems, multi-media computers, all-in-one computers and XCs), network computers, microprocessor-related products, VCDs, CD-ROMs, DVDs, digital satellite TV receivers, PDAs, digital cameras, video conference voice over IP products, set-top boxes and the related parts and components thereof; (2) the design, testing and sale of semiconductors; (3) the design, purchase and sale of software programs; and (4) the trading of related products.

2. Summary of Significant Accounting Policies

The Company prepares its non-consolidated financial statements in accordance with accounting principles generally accepted in the ROC. These non-consolidated financial statements are not intended to present the financial position of the Company and the related non-consolidated results of operations and cash flows based on accounting principles and practices in countries and jurisdictions other than the ROC. The financial statements of the Company's subsidiaries are not consolidated in the accompanying non-consolidated financial statements. These investments are accounted for using the equity method as described in point (f) to this note. The significant accounting policies adopted in preparing the non-consolidated financial statements are summarized below.

(a) Foreign currency transactions and translation

The Company's functional and reporting currency is the New Taiwan dollar. Foreign currency transactions are recorded at the exchange rates prevailing at the transaction date. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated using the exchange rates of that date. The resulting unrealized exchange gains or losses are reflected in the accompanying non-consolidated statements of income.

For investments in foreign subsidiaries and investees which are accounted for by the equity method, the differences resulting from translating foreign financial statements from their functional currency to the reporting currency are reported as a translation adjustment in the non-consolidated balance sheet. Differences resulting from the revaluation of foreign currency loans of a long-term investment nature with the Company's subsidiaries are also accounted for as a translation adjustment. Translation adjustments are reported as a separate component of stockholders' equity in the accompanying non-consolidated balance sheets.

(b) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, cash in banks, time deposits, negotiable time deposits and other cash equivalents. Other cash equivalents represent highly liquid debt instruments, such as treasury bills, commercial paper and bank acceptances, with original maturities of three months or less. Other cash equivalents also include other highly liquid investments which do not have a significant level of market risk related to potential interest rate changes.

(c) Short-term investments

Short-term investments are accounted for at acquisition cost and are stated at the lower-of-cost-or-market value. Related valuation losses are recorded as non-operating losses. The market value of open-ended mutual funds is based on the net asset value of the mutual funds at the balance sheet date. The market value of all other short-term investments is based on estimations made by financial institutions. The cost of investments is determined by a specific identification method.

(d) Allowance for doubtful accounts

Allowance for doubtful accounts is provided based on the collectibility, aging, and quality analysis of notes and accounts receivable.

(e) Inventories

Inventories are stated at the lower of weighted-average cost or market value. Market value represents net realizable value.

(f) Long-term equity investments

Long-term equity investments in which the Company owns less than 20% of the investee's voting shares and is not able to exercise significant influence over the investee's operations and financial policies are accounted for by the lower-of-cost-or-market method.

Long-term equity investments in which the Company, directly or indirectly, owns 20% or more of the investee's voting shares, or less than 20% of investee's voting shares but is able to exercise significant influence over the investee's operations and financial policies, are accounted for by the equity method. The difference between the acquisition cost and the net equity of the investee as of the acquisition date are deferred and amortized over five years using the straight-line method, and the amortization are recorded as investment income (loss) in the accompanying non-consolidated statements of income.

If an investee's equity becomes negative and the Company has guaranteed the payments of the investee's debt or has provided other financial commitments to the investee, or if the investee's loss is temporary in nature, then the investment loss is continuously recognized using the equity method. The resulting excess of the investment loss recognized over the related long-term equity investment is accounted for as long-term equity investment credits and, after offsetting receivables from related parties, are recorded as liabilities in the accompanying non-consolidated balance sheets.

(g) Property, plant and equipment

Property, plant and equipment are stated at cost. Interest expense related to the construction of plants and buildings and the purchase of machinery and equipment is capitalized and included in the cost of the related asset. Plant and equipment are depreciated over the asset's estimated useful life using the straight-line method.

Gains and losses on the disposal of property, plant and equipment are recorded in the non-operating section of the accompanying non-consolidated statements of income. In accordance with the ROC Company Law, such gains, net of related income taxes, are transferred from unappropriated earnings to capital surplus in the year that the gains are realized.

(h) Intangible assets

Intangible assets are stated at cost and primarily consist of royalties for the use of patents and computer software. These assets are amortized using the straight-line method over their useful lives.

(i) Deferred expenses

Deferred expenses are stated at cost and primarily consist of improvements to buildings used for operations and deferred costs for the issuance of bonds. These costs are amortized using the straight-line method over their estimated useful lives.

(j) Selling and administrative expenses

The Company's selling and administrative ("S&A") expenses include direct expenses incurred for the Infosystems Group ("IPG"), the sole business unit within the Company, and expenses incurred on behalf of subsidiary companies and other business units of the Acer Group whose operations are conducive to IPG's worldwide operations.

To reflect the operating income of IPG in the Company's non-consolidated statement of income, S&A expenses are divided into two parts. The first part, representing the direct expenses for IPG, is included as either selling or administrative expenses in the accompanying non-consolidated statements of income. The second part, representing expenses incurred on behalf of subsidiary companies and other business units of Acer Group, is presented as a reduction in net investment income (loss) in the non-consolidated statement of income.

(k) Retirement plan

In 1984, the Company established a retirement plan and a retirement fund administration committee. This plan provides for lump-sum retirement benefits to retiring employees based on length of service, age and certain other factors. The Company deposits monthly retirement funds equal to a percentage of an employee's total salary with the Central Trust of China and Fubon Business Bank in accordance with the Labor Standards Law.

The Company recognizes a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligation exceeds the fair value of the retirement plan's assets. The Company also recognizes the net periodic pension cost using actuarial techniques.

(l) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax is determined based on differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse. The income tax effects resulting from taxable temporary differences are recognized as deferred income tax liabilities. The income tax effects resulting from deductible temporary differences, net operating loss carryforwards and income tax credits are recognized as deferred income tax assets. The realization of the deferred income tax assets is evaluated, and if it is considered more likely than not that the asset will not be realized, a valuation allowance is recognized accordingly.

Classification of deferred income tax assets and liabilities as current or noncurrent is based on the classification of the related asset or liability. If the deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the asset's or liability's expected realization date.

A tax imputation system was adopted in accordance with the amendment of the ROC Income Tax Law. Under this system, the Company may retain the earnings incurred after December 31, 1997, by paying a 10% surtax on such undistributed earnings, and the surtax is accounted for as income tax expense upon the stockholders' resolution on distribution of earnings.

(m) Financial derivatives

(1) Forward foreign currency exchange contracts

Forward foreign currency exchange contracts committed to hedge foreign currency receivables and payables are translated into New Taiwan dollars using year-end exchange rates. The translation difference is recorded as an exchange gain or loss in the accompanying non-consolidated statements of income. The difference between the forward and spot rate on the date the contract is entered into is amortized as an exchange gain or loss over the term of the contract.

(2) Foreign currency options

Foreign currency option premiums are recorded as foreign exchange gains or losses in the accompanying non-consolidated statements of income upon the cash receipt or payment of the premium.

(n) Treasury stock

The Company accounts for the cost of purchasing its outstanding stock as "treasury stock" and includes the treasury stock as a component of stockholders' equity in the accompanying non-consolidated balance sheets. Upon disposal of the treasury stock, the excess of the sale proceeds over the cost is accounted for as capital surplus¡Ðtreasury stock. If the sale proceeds are less than cost, the deficiency is accounted for as a reduction of the remaining balance of capital surplus¡Ðtreasury stock. If the remaining balance of capital surplus¡Ðtreasury stock is insufficient to cover the deficiency, the remainder is recorded as a reduction of retained earnings. The cost of treasury stock is computed using the weighted-average method. Cash dividends paid by the Company to its consolidated subsidiaries are also accounted for as capital surplus¡Ðtreasury stock.

If treasury stock is retired, the weighted-average cost of the retired treasury stock is written-off to offset the par value and the premium, if any, of the stock retired. If the weighted-average cost written off exceeds the sum of both the par value and the capital surplus premium, the difference is accounted for as a reduction of capital surplus¡Ðtreasury stock, or a reduction of retained earnings for any deficiency where capital surplus¡Ðtreasury stock is insufficient to cover the difference. If the weighted-average cost written off is less than the sum of both the par value and premium, if any, of the stock retired, the difference is accounted for as an increase in capital surplus¡Ðtreasury stock.

(o) Net income per common share

Net income per common share is based on net income divided by the weighted-average number of common shares outstanding. The increase in the number of outstanding shares through distribution of stock dividends from retained earnings or capital surplus is included in the outstanding shares retroactively. Convertible bonds are included in the computation of net income per common share if they are common stock equivalents and have a diluting effect on net income per common share of more than 3%.

(p) Translation of New Taiwan dollars into United States dollar amounts

The non-consolidated financial statements are stated in New Taiwan dollars. The translations of New Taiwan dollar amounts into US dollars as of and for the year ended December 31, 2000, using the spot rate of the Bank of Taiwan on December 31, 2000, of NT$33.08 to US$1, are included in the non-consolidated financial statements solely for the convenience of the readers. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

3. Cash and Cash Equivalents

The components of cash and cash equivalents as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Cash on hand	8,081	11,226	5,799	175
Cash in banks	116,212	681,257	1,367,911	41,352
Time deposits	3,538,806	2,257,081	346,712	10,481
Investments in commercial paper	258,244	1,569,831	792,698	23,963
	3,921,343	4,519,395	2,513,120	75,971

4. Short-term Investments

The components of short-term investments as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Mutual funds	-	247,120	6,180,000	186,820
US treasury notes	246,255	238,282	-	-
Global fixed income fund	176,189	172,032	-	-
Deposit notes	-	91,251	-	-
Less: allowance for unrealized losses	-	(43,720)	-	-
	422,444	704,965	6,180,000	186,820

5. Inventories

The components of inventories as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Raw materials	3,890,261	6,049,202	5,453,009	164,843
Work in process	663,644	730,977	481,692	14,561
Finished goods	594,880	468,457	241,243	7,293
Inventories in transit	1,188,743	544,921	569,923	17,228
Less: provision for obsolescence and net realizable value	(850,000)	(1,070,000)	(1,468,963)	(44,406)
	5,487,528	6,723,557	5,276,904	159,519

As of December 31, 1998, 1999 and 2000, insurance coverage for inventories amounted to NT$3,996,941, NT$5,944,058 and NT$5,768,533, respectively.

6. Long-term Equity Investments

Long-term equity investments, including the related deferred investment credits and investment income or loss, as of and for the years ended December 31, 1998, 1999 and 2000, are summarized as follows:

Investee	Percentage of ownership	December 31, 1998 Book value NT$	1998 Investment income (loss) NT$
Equity method:			
ASI	32.74	1,037,674	110,300
API	35.37	5,130,450	480,075
ADDONICS	39.41	138,844	4,103
AMBIT	28.63	406,890	169,717
MVI	99.98	207,390	(4,925)
AIVT	99.99	714,261	101,428
IPGH	99.99	211,674	7,001
TASMC - common stock and class B preferred stock	49.32	6,747,267	(2,745,550)
ALI	56.32	551,910	33,002
AOI	52.67	664,589	206,594
ACI	63.43	2,682,402	43,206
AIP	100.00	874,888	(261,581)
AWI	100.00	3,577,895	(2,168,582)
Acer Investment Worldwide Inc. (AIW)	100.00	10,504	3
AIIT	100.00	387,761	98,405
AIM	100.00	642,626	2,226
AIIH	100.00	910,748	(396,437)
ANC	78.18	32,354	(67,039)
ANI	61.70	214,748	(82,758)
TWP	52.90	244,995	31,537
ATI	20.87	746,165	(56,831)
ACT	99.99	7,843	6
MSI	99.99	26,130	1,296
CCI	99.99	1,899,568	97,117
AMT	81.32	276,935	146,866
Taiwan Semiconductor Technology Corp. (TSTC)	28.30	747,305	(2,695)
Hontung Venture Capital., Ltd. (HVC)	23.33	92,958	372
ADT	5.31	611,897	(2,026)
Other		(13,294)	(9,719)
Deferred credits		(876,240	(202,950)
		28,909,137	(4,467,839)
Cost method or lower-of-cost-or-market method:		**NT$**	**NT$**
TASMC - class C preferred stock	49.02	2,362,416	150,588
World Wiser	4.02	124,121	-
Legend Technology	10.13	80,000	-
EAI	1.70	8,500	-
HITACHI	15.00	78,000	-
Pacific Cellular Corporation	7.36	1,104,200	-
W.I. Harper International Corp.	7.00	50,400	-
Cyntec Co., Ltd.	0.70	14,742	-
		3,822,379	150,588
Corporate expenses			(257,220)
		32,731,516	(4,574,471)

Investee	December 31, 1999 Percentage of ownership	Book value NT$	Investment income (loss) NT$
Equity method:			
ASI	32.07	1,186,621	199,776
API	29.54	6,668,599	719,999
ADDONICS	38.83	153,212	(6,772)
AMBIT	26.99	813,568	252,667
MVI	33.41	239,084	9,324
AIVT	99.99	815,931	101,657
IPGH	99.99	461,666	(8)
TASMC - common stock and class B preferred stock	25.26	3,901,506	(2,229,690)
ALI	41.35	1,196,147	182,660
AWI	100.00	3,287,000	(2,200,060)
ACI	63.05	2,886,840	285,027
AOI	47.06	943,323	285,518
AIP	100.00	996,522	(47,579)
ANC	76.06	119,129	(143,379)
ANI	58.03	76,800	(132,134)
TWP	46.82	247,578	47,160
ATI	20.87	706,412	(39,753)
AIIH	100.00	1,149,432	(213,447)
AIIT	100.00	446,864	74,368
AIM	100.00	642,124	12,609
MSI	-	-	340
AIW	100.00	1,337,209	97,721
ACT	99.99	96,214	(673)
CCI	99.99	2,515,491	662,963
AMT	80.00	472,603	309,446
Acer Technology Partners Fund ("ATPF")	33.33	39,690	(1,305)
Acer Soft Capital Limited ("ASFC")	99.99	979	(21)
Acer Digital Services (B.V.I.) Holding Corp. ("ADSBH")	100.00	261,241	530
TSTC	28.30	683,446	(63,859)
HVC	22.22	185,786	1,778
Pacific - Acer Global Internet Corp. ("PAG")	19.00	54,610	(13,790)
ADT	3.90	789,127	30,868
YTI	2.00	394	(606)
Other	-	32,944	46,238
Deferred credits		(785,660	90,579
		32,622,432	(1,681,848)
Cost method or lower-of-cost-or-market method:			
TASMC - class C preferred stock	-	-	132,354
World Wiser	1.40	43,369	-
Legend Technology	10.13	80,000	-
EAI	1.70	8,500	-
HITACHI	15.01	78,000	-
Pacific Cellular Corporation	4.17	834,200	198,756
W.I. Harper International Corp.	7.00	50,400	-
Cyntec Co., Ltd.	0.70	14,742	211
Sheng-Hua Venture Capital Corp. ("SHV")	10.00	200,000	-
Bcome Electronics Inc.	8.00	96,000	-
National Venture Capital Co., Ltd.	9.23	50,000	-
		1,455,211	331,321
Corporate expenses			(279,767)
		34,077,643	(1,630,294)

Investee	December 31, 2000 Percentage of ownership	Book value NT$	Book value US$	2000 Investment income (loss) NT$	2000 Investment income (loss) US$
Equity method:					
ASI	29.83	1,643,578	49,685	270,033	8,163
ACM (formerly "API")	29.19	7,857,252	237,523	1,343,681	40,619
ADDONICS	38.83	-	-	(153,228)	(4,632)
AMBIT	25.32	1,521,149	45,984	218,727	6,612
MVI	33.41	245,448	7,420	10,952	331
AIVT	99.99	887,251	26,821	71,966	2,176
IPGH	99.99	473,135	14,303	(15,169)	(459)
TASMC - common stock and class B preferred stock	-	-	-	(15,324)	(463)
ALI	40.27	941,672	28,467	(260,216)	(7,866)
AWI	100.00	3,582,438	108,296	(649,803)	(19,642)
ACI	100.00	4,499,900	136,031	573,821	17,346
AOI	41.51	1,112,578	33,633	377,817	11,421
AIP	100.00	160,128	4,841	(839,157)	(25,368)
ANC	74.95	16,528	500	(101,237)	(3,060)
ANI	50.54	335,255	10,135	(44,844)	(1,356)
TWP	39.25	672,002	20,314	14,428	436
ATI	20.87	833,431	25,194	127,019	3,840
AIIH	100.00	2,669,759	80,706	(1,353,115)	(40,904)
AIIT	100.00	428,288	12,947	(44,470)	(1,344)
AIM	100.00	695,564	21,027	17,115	517
ASCBVI (formerly "AIW")	100.00	2,526,918	76,388	103,667	3,134
ACT	99.99	101,383	3,065	4,762	144
CCI	100.00	6,833,246	206,567	4,317,800	130,526
AMT	63.45	250,038	7,559	(222,779)	(6,735)
ATPF	33.33	28,614	865	(7,072)	(214)
ASFC	100.00	985	30	6	-
ADSBH	100.00	562,525	17,005	(500,431)	(15,128)
TSTC	28.30	670,217	20,260	(13,229)	(400)
HVC	22.58	279,980	8,464	1,290	39
PAG	19.00	28,197	852	(26,413)	(798)
Pivotal Networking Taiwan Inc.	79.15	5,913	1,690	(27,555)	(833)
CAAonline Inc.	25.00	(2,565)	(77)	(6,690)	(202)
Acer Enrich Technology Corp	39.99	23,892	722	(7,634)	(231)
Animenta System Inc. ("YTI", formerly Yang Tanc Inc.)	1.47	4	-	(390)	(12)
Lottery Technology Services Investment Corp.	5.00	25,110	759	110	3
Formosoft International Inc.	30.00	88,272	2,668	-	-
Other	-	(154,459)	(4,669)	(187,403)	(5,665)
Deferred credits	-	(1,187,66	(35,903)	(402,007)	(12,153)
		38,705,95	1,170,072	2,575,028	77,842
Cost method or lower-of-cost-or-market method:					
ADT	4.21	899,937	27,205	-	-
World Wiser	0.79	28,924	874	-	-
EAI	4.70	53,500	1,617	-	-
HITACHI	15.01	78,000	2,358	-	-
Pacific Cellular Corporation	3.39	677,974	20,495	-	-
Legend Technology	10.13	80,000	2,418	2,400	73
W.I. Harper International Corp.	7.00	50,400	1,524	22,383	677
Cyntec Co., Ltd.	0.68	14,742	446	242	7

Investee	December 31, 2000 Percentage of ownership	Book value NT$	US$	2000 Investment income (loss) NT$	US$
SHV	10.00	200,000	6,046	2,218	67
Bcome Electronics Inc.	9.62	186,000	5,623	-	-
National Venture Capital Co., Ltd.	9.23	50,000	1,511	-	-
Prosperity Venture Capital Co.	6.10	50,000	1,511	-	-
Grand Advance Technology Ltd.	4.00	50,000	1,511	-	-
Taiwan Fixed Network Co., Ltd. ("TFN")	3.23	2,980,000	90,085	-	-
Simplo Technology Co., Ltd.	3.34	32,064	969	-	-
Taiwan Semi-conductor Manufacturing Company Ltd. ("TSMC")	1.34	4,004,849	121,066	-	-
Visionetics International Inc.	17.78	61,200	1,850	-	-
ASI-Convertible bonds	5.41	81,2C	2,455	-	-
		9,578,79	289,564	27,243	824
		48,284,749	1,459,636	2,602,271	78,666
Corporate expenses		-	-	(268,939)	(8,130)
		48,284,74	1,459,636	2,333,332	70,536

Deferred credits of long-term equity investments represent the unamortized balance of deferred gains and losses derived from the transfer of investment ownership within the Acer Group.

Significant changes in long-term equity investments for 1998, 1999 and 2000 are stated below:

(a) In 2000, the Company increased investments in AIIH, ANI, AWI, ASCBVI, AMT, ADSBH, ASI, AMBIT, TWP, ADT and TFN by NT$2,921,145, NT$234,404, NT$712,580, NT$940,040, NT$282,492, NT$1,081,958, NT$130,000, NT$417,601, NT$292,800, NT$131,314 and NT$2,980,000, respectively. In 1999, the Company increased investments in AIW, AIP, AMBIT, AWI, TASMC, IPGH, ANC, ACM (formerly API), ALI, ADT, ADSBH and SHV by NT$1,285,433, NT$198,660, NT$144,622, NT$2,111,200, NT$1,941,756, NT$250,000, NT$225,887, NT$1,185,340, NT$138,477, NT$290,063, NT$262,174 and NT$200,000, respectively. In 1998, the Company increased investments in AOI, ASI, CCI, Pacific Cellular Corporation, TSTC, ADT, AIM, TASMC¡ÐClass B preferred stock, TASMC¡ÐClass C preferred stock, ANI, AIIT and AIIH by NT$745,518, NT$175,761, NT$1,300,000, NT$695,600, NT$750,000, NT$502,500, NT$580,263, NT$6,208,662, NT$798,206, NT$213,773, NT$113,750 and NT$637,478, respectively.

(b) In 2000, by selling portions of the Company's ownership in AOpen, AMT, and Pacific Cellular Corporation, and by selling portions of CCI's and AWI's ownership in ALI, ASI, TASMC, and ACM, the Company and its subsidiaries recognized a gain of NT$5,982,439, of which NT$3,045,335 was recorded as investment income related to CCI and AWI and NT$2,937,014 was recognized as "gain on disposal of investment" in the accompanying non-consolidated statement of income. In 1999, the Company recognized a gain of NT$4,853,699 from the disposal of the Company's ownership in ACM, TASMC, AOI, ADT, ALI, TWP, World Wiser and Pacific Cellular Corporation. In 1998, the Company recognized a gain of NT$1,766,815 from the disposal of the Company's ownership in ALI, ANI, AOI, ANC, AMT, TWP, AMBIT, World Wiser, Pacific Cellular Corporation and Long Hwa Electronic Corp.

(c) In 1999 and 2000, ACM issued additional common stock for cash and for stock dividends to employees, and a portion of ACM's overseas convertible bonds were converted into ACM's common stock. Due to the change in the percentage of the Company's ownership of ACM as a result of these new share issuances, the Company increased (decreased) its capital surplus by NT$142,415, NT$414,581 and (NT$41,110), respectively.

In addition, ALI and TASMC issued additional common stock in 1999. Due to the investment premium contributed by the new stockholders of ALI and TASMC, the Company increased its capital surplus by NT$638,621.

In 1998, TASMC issued additional shares of preferred stock. The Company did not purchase these newly issued shares in proportion to their ownership. As a result, the Company decreased its investments in TASMC and its capital surplus by NT$838,616.

(d) TASMC entered into an agreement with TSMC to be merged into TSMC. The effective date of the merger was June 30, 2000. As a result of the merger, the Company owned 156,448,628 common shares of TSMC, or approximately 1.34% of TSMC's outstanding common shares as of June 30, 2000. The book value of investment in TASMC as of June 30, 2000, was accounted for as the cost of the investment in TSMC.

(e) In June 1998, the Company terminated the TI-Acer joint-venture agreement with Texas Instruments Inc. (TI) and purchased from TI TI-Acer's stock, including common stock of NT$3,355,691 and class B preferred stock and class C preferred stock of NT$807,949. TI-Acer was renamed Acer Semiconductors Manufacturing Inc. ("ASMI"). In 1999, all of ASMI's common stock purchased form TI was sold to TASMC's employees stockholders and new investors. The Company recognized an aggregate gain of NT$1,415,862 related to the sale of these shares. ASMI was renamed TASMC.

(f) As a result of the Company's corporate restructuring to enhance efficiency in its vertical integration of operations and to reinforce "end to end" customer service, the Company purchased the remaining outstanding common shares of ACI at US$1.2 per share in the first half of 2000 for US$82,323 (NT$2,533,459). After completion of the purchase, ACI became a wholly owned subsidiary of the Company and was delisted from the Singapore Stock Exchange. The difference between the capital surplus of NT$635,348 resulting from ACI's initial public offering on the Singapore Stock Exchange and the excess amount of NT$844,738 paid by the Company to delist ACI was recorded as long-term equity investments in the accompanying non-consolidated balance sheet.

(g) For the same reasons as described in (f) above, on January 12, 2000, the Company declared its intention to purchase 100% of the outstanding common shares of ACLA at 6.10 Mexican pesos (US$0.66) per share for US$65 million in order to make it a wholly owned subsidiary and delist it from Mexico Stock Exchange. From March 27, 2000, through April 14, 2000, AIIH, a wholly owned subsidiary of the Company, purchased a portion of the outstanding common shares of ACLA on the Mexico Stock Exchange, resulting in total ownership of 88.2%. The Company intends to purchase the remaining outstanding shares in the future.

7. Insurance Coverage for Property, Plant and Equipment

As of December 31, 1998, 1999 and 2000, the insurance coverage for depreciable property, plant and equipment and property leased out under operating leases amounted to NT$3,455,589, NT$5,122,665 and NT$6,228,986, respectively.

8. Intangible Assets

The components of intangible assets as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Deferred royalties	69,688	62,445	55,753	1,685
Deferred software costs	484,978	781,306	804,735	24,327
Deferred pension cost	12,260	-	11,766	356
	566,926	843,751	872,254	26,368

9. Deferred Expenses and Other Assets

The components of deferred expenses and other assets as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1999	1999	2000	
	NT$	NT$	NT$	US$
Deferred expenses:				
Deferred cost for issuance of bonds	35,906	920	20,400	617
Deferred maintenance and improvements costs	186,601	203,475	182,853	5,527
	222,507	204,395	203,253	6,144
Other assets:				
Advance payments for purchases of land	1,789,200	-	-	-
Land held for sale and for development	956,522	3,390,522	2,735,637	82,698
Property under operating leases	320,865	320,865	283,695	8,576
Refundable deposits	32,974	48,760	56,953	1,722
Net retirement plan assets	69,658	44,024	26,913	813
Prepaid investments	616,445	1,004,125	-	-
Deferred income tax assets	1,007,865	1,160,890	694,920	21,007
	4,793,529	5,969,186	3,798,118	114,816
	5,016,036	6,173,581	4,001,371	120,960

10. Short-term Borrowings

Short-term borrowings as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Commercial paper	24,916	-	-	-
Loans for purchase of raw materials	1,912,992	3,171,633	8,711,874	263,358
Credit loans	-	100,000	448,352	13,553
	1,937,908	3,271,633	9,160,226	276,911

The average interest rates on the above short-term borrowings were 5.66% for 1998 and 1999 and 7.26% for 2000.

Unused credit facilities as of December 31, 1998, 1999 and 2000, amounted to approximately NT$19,659,000, NT$21,112,375 and NT$20,663,795, respectively. The Company is not required to pay commitment fees on these facilities.

11. Long-term Debts

Long-term debts as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
(a) For the purchase of machinery and equipment, credit facilities were obtained from Chiao-Tung Bank. The principal is payable in 11 semi-annual installments beginning in March 1997 at an interest rate of 6.64%.	62,400	44,600	26,800	810
(b) To facilitate the promotion of the "Acer" brand, a loan amounting to NT$100,000 was obtained from the Farmers' Bank of China. The principal is payable in eight semi-annual installments beginning in January 1999 at an interest rate of 6.15%.	100,000	75,000	50,000	1,511
(c) To facilitate working capital needs, three-year revolving loans that mature in December 2002 were obtained from the Land Bank of Taiwan at an interest rate of 6.25%. The loans were repaid in July 1999.	10,000	-	-	-
(d) To facilitate working capital needs, seven-year revolving loans that mature in September 2001 were obtained from Chang Hwa Commercial Bank at an interest rate of 6.00%. The loans were repaid in August 1999.	85,000	-	-	-
(e) To facilitate working capital needs, two-year revolving loans that mature in December 2002 were obtained from International Bank of Taipei at an interest rate of 6.00%. The principal is payable in four semi-annual installments beginning in January 2001.	-	-	500,000	15,115
	257,400	119,600	576,800	17,436
Less: current installments	(137,800)	(42,800)	(292,800)	(8,851)
Total long-term debts, excluding current installments	119,600	76,800	284,000	8,585

The Company has provided property, plant and equipment and shares of long-term equity investments as collateral for the above loans. Please refer to note 17 for a description of pledged assets related to these loans.

12. Bonds Payable

(a) A summary of the bonds payable as of December 31, 1998, 1999 and 2000, is as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Unsecured domestic convertible bonds	4,111,500	-	-	-
Secured domestic bonds	-	-	6,000,000	181,379
Accrued interest	131,821	-	-	-
	4,243,321	-	6,000,000	181,379

Ten-year, 3.5% domestic convertible bonds were issued on March 25, 1995, with a maturity date of March 24, 2005. The bonds were redeemable on March 24, 2000, at the bondholder's option. The redemption price was 127.04% of the face value of the bonds. The bonds were convertible into shares of the Company's common stock from June 26, 1995, to March 15, 2005, at the conversion price on the conversion date. As of December 31, 1998, all the convertible bonds were converted into 14,907,000 shares of common stock. The conversions were approved by and registered with the governmental authorities. The excess of the conversion price over the par value of the shares issued was included in capital surplus.

Ten-year, 2.5% domestic convertible bonds were issued on June 27, 1996, with a maturity date of June 26, 2006. The bonds may be redeemed on June 26, 2001, at the bondholder's option. The redemption price is at 135.55% of the face value of the bonds. The bonds were convertible into shares of the Company's common stock from September 27, 1996, to June 16, 2006, at the conversion price on the conversion date. As of December 31, 1998, all the convertible bonds were converted into 86,895,000 shares of common stock. The conversions were approved by and registered with the governmental authorities. The excess of the conversion price over the par value of the shares issued was included in capital surplus.

Ten-year, zero coupon domestic convertible bonds were issued on August 3, 1998, with a maturity date of August 2, 2008. The bonds were redeemable on August 3, 2003, at the bondholder's option. The redemption price was 145.24% of the face value of the bond. The bonds were convertible into the Company's common shares from November 4, 1998, to July 2, 2008, at the conversion price on the conversion date. As of December 31, 1999, all the convertible bonds were converted into 244,852,000 shares of common stock. The conversions were approved by and registered with the governmental authorities. The excess of the conversion price over the par value of the shares issued was included in capital surplus.

Five-year, 5.76% secured domestic bonds were issued on January 21, 2000, with a maturity date of January 20, 2005. Interest is paid annually, and principal is paid in whole at maturity. The bonds are secured by common shares of AMBIT, ASI, and ACM owned by the Company based on the fair market value of these stock at a ratio 2:3:5.

Five-year, 5.26% secured domestic bonds were issued from December 12, 2000, through December 27, 2000, with maturity dates five years subsequent to the issuance dates. Interest is paid annually, and principal is paid in whole at maturity. The bonds are secured by common shares of AMBIT, ASI, and ACM owned by the Company based on the fair market value of these stock at a ratio of 2:2:6.

(b) Bonds payable classified as current liabilities as of December 31, 2000, were as follows:

	2000	
	NT$	US$
Unsecured overseas convertible bonds	9,924,000	300,000

Five-year, zero coupon unsecured overseas convertible bonds were issued on February 1, 2000, with a maturity date of February 1, 2005. The bonds are redeemable at 100% of their face amount on February 1st of each year prior to maturity. The bonds are convertible into the Company's common shares or Global Depositary Receipts ("GDRs") from March 2, 2000, to January 1, 2005, or the fifth business day prior to any earlier redemption of the bonds by the Company. The conversion price was NT$85.75 per share for common stock and US$13.91 per unit for GDRs as of December 31, 2000.

13. Stockholders' Equity

(a) Common stock

As of December 31, 1998, 1999 and 2000, the Company's authorized common stock consisted of 3,200,000,000 shares, 3,850,000,000 shares and 4,500,000,000 shares, respectively, of which 2,580,780,695 shares, 3,107,665,178 shares and 3,917,506,157 shares were issued and outstanding, respectively. The par value of the Company's common stock is NT$10 per share.

On June 13, 2000, the Company's stockholders resolved to distribute cash dividends of NT$1,553,833 and remuneration for directors and supervisors of NT$32,925, and to transfer unappropriated earnings of NT$4,990,745 and capital surplus of NT$3,107,665 to common stock by issuing 809,841,000 shares of common stock dividends. The stock issuance was authorized by and registered with the governmental authorities.

On June 8, 1999, the Company's stockholders resolved to transfer unappropriated earnings of NT$2,227,363 and capital surplus of NT$1,657,573 to common stock by issuing 388,493,599 shares of common stock dividends. The stock issuance was authorized by and registered with the governmental authorities.

On May 20, 1998, the Company's stockholders resolved to transfer unappropriated earnings of NT$3,074,215 and capital surplus of NT$1,955,601 to common stock by issuing 502,981,602 shares of common stock dividends. The stock issuance was authorized by and registered with the government authorities.

(b) Treasury stock

For the Company's employee stock option plan, the Company repurchased 32,000,000 shares of common stock at a total cost of NT$847,724 during 2000. As of December 31, 2000, none of the treasury stock had been issued to employees.

According to SFC regulations, the number of shares of treasury stock can not exceed 10% of the number of shares issued. Moreover, the total amount of treasury stock can not exceed the sum of retained earnings, paid-in capital in excess of par value, and realized capital surplus. In 2000, the Company owned treasury stock below its maximum limitation pursuant to SFC regulations.

According to SFC regulations, treasury stock can not be pledged for debts. Until the treasury stock is disposed of or transferred to employees, treasury stock does not carry any shareholder rights.

(c) Capital surplus

As of December 31, 1998, 1999 and 2000, the components of capital surplus were as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Paid-in capital in excess of par value	7,151,566	5,754,349	3,134,751	94,763
Transfer of gain on disposal of assets from unappropriated earnings	7,543	10,434	240,754	7,278
Paid-in capital in excess of par value resulting from conversion of convertible bonds	5,444,336	8,063,262	7,575,194	228,996
Forfeited interest resulting from conversion of convertible bonds	660,035	940,460	940,460	28,430
Surplus from long-term equity investments accounted for by the equity method	1,006,933	2,624,138	1,193,559	36,081
Surplus related to the sale of treasury stock by subsidiaries of the Company	-	36,460	47,597	1,438
	14,370,413	17,429,103	13,132,315	396,986

With the exception of capital surplus originating from long-term equity investments accounted for using the equity method, capital surplus can only be used to offset an accumulated deficit or to increase issued common stock.

Issuance of stock dividends from paid-in capital in excess of par value can be made once a year and cannot be made in the same year that such cash subscription is received. Additionally, the amount of stock issued is subject to certain restrictions imposed by the ROC's SFC.

(d) Legal reserve and unappropriated earnings

The Company's articles of incorporation stipulate that the balance of annual income after deducting accumulated deficit, if any, must be set up as a legal reserve equal to 10% of such balance and used to declare dividends of up to NT$1 per share. The remaining balance, if any, must be distributed as follows:

- 8% to 10% of the unappropriated earnings as employee bonuses;
- 1% of unappropriated earnings as remuneration for directors and supervisors; and
- the remainder, after retaining a certain portion for business considerations, as additional dividends to stockholders.

According to ROC Company Law, the Company must retain 10% of its annual income as a legal reserve until such retention equals the amount of authorized common stock. This retention is accounted for by transfers to a legal reserve upon approval at a stockholders' meeting. The legal reserve can be used to offset an accumulated deficit and may be distributed in the following manner: (i) when it reaches an amount equal to one-half of the paid-in capital, it can be transferred to common stock at the amount of one-half of legal reserve; and (ii) when it reaches an amount exceeding one-half of the authorized common stock, dividends and bonuses can be distributed based on the excess portion of the legal reserve.

14. Income Taxes

(a) The Company is subject to ROC income tax at a maximum rate of 20%.

(b) The Company's income derived from qualifying products, which are financed by raising new capital, is tax-exempt for a period of four years. Fiscal years 1998, 1999 and 2000 are included in the tax-exempt period.

(c) The components of income tax benefit for the year ended December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Current income tax benefit (expense)	23,581	(124,056)	107,149	3,239
Deferred income tax benefit	1,144,948	439,175	656,885	19,858
	1,168,529	315,119	764,034	23,097

The components of deferred income tax benefit for the years ended December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Net investment loss (income) recognized by the Equity method	320,115	527,497	(467,850)	(14,142)
Reversal of deferred income tax liabilities derived from investment income of domestic subsidiaries	672,743	-	-	-
Inventory provisions	(44,253)	93,317	176,610	5,339
Change in unrealized intercompany profits	(44,459)	4,519	6,347	192
Change in unrealized warranty expenses	11,353	20,385	(40,081)	(1,212)
Change in special bonus accrual	(54,810)	(30,626)	14,580	441
Unrealized currency exchange loss (gain), net	235,656	(7,305)	(206,684)	(6,248)
Unutilized (utilized) income tax loss carryforwards	74,308	(74,308)	-	-
Investment tax credits	303,152	511,755	1,113,020	33,646
Other	43,336	(41,842)	63,296	1,913
Change in valuation allowance for deferred income tax assets	(372,193)	(564,217)	(2,353)	(71)

1,144,948	439,175	656,885	19,858

(d) The differences between the expected income tax based on the pre-tax income at the Company's statutory income tax rate and the actual income tax benefit reported in the accompanying non-consolidated statements of income are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Expected income tax expense	(264,779)	(1,398,769)	(1,202,863)	(36,362)
Reversal of deferred income tax liabilities derived from investment income of domestic subsidiaries	672,743	-	-	-
Adjustments for interest expense and revenue for tax purposes	(62,816)	(56,620)	(28,124)	(850)
Tax-exempt investment income	207,245	645,333	1,304,044	39,421
Tax-exempt income from qualifying products	-	155,781	-	-
Investment tax credits	271,322	522,929	1,009,982	30,531
Gain on disposal of marketable securities not subject to income tax	644,458	983,504	616,399	18,634
Prior year adjustments	166,098	99,120	287,392	8,688
10% income surtax on undistributed earnings	-	(77,853)	-	-
Valuation allowance	(442,301)	(564,217)	(1,258,870)	(38,055)
Other	(23,441)	5,911	36,074	1,090
Actual income tax benefit	1,168,529	315,119	764,034	23,097

(e) The balance sheet classification of deferred income tax assets (liabilities) as of December 31, 1998, 1999 and 2000, is as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Current:				
Deferred income tax assets	750,243	1,036,393	2,321,036	70,164
Deferred income tax liabilities	-	-	(161,788)	(4,891)
Net deferred income tax assets - current	750,243	1,036,393	2,159,248	65,273
Non-current:				
Deferred income tax assets	2,087,938	2,841,472	2,393,012	72,340
Valuation allowance for deferred income tax assets	(1,058,425)	(1,622,642)	(1,624,995)	(49,123)
Net deferred income tax assets	1,029,513	1,218,830	768,017	23,217
Deferred income tax liabilities	(21,648)	(57,940)	(73,097)	(2,210)
Net deferred income tax assets non current	1,007,865	1,160,890	694,920	21,007
Total deferred income tax assets	2,838,181	3,877,865	4,714,048	142,504
Total deferred income tax liabilities	21,648	57,940	234,885	7,101
Total valuation allowance	1,058,425	1,622,642	1,624,995	49,123

The net deferred income tax assets¡Ðcurrent and net deferred income tax assets¡Ðnoncurrent are classified as "prepaid expenses and other current assets" and "deferred expenses and other assets," respectively, in the accompanying non-consolidated balance sheets.

(f) The components of deferred income tax assets (liabilities) as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	
	Amount NT$	Tax effect NT$
Deferred income tax assets:		
Investment loss recognized by the equity method	5,292,126	1,058,425
Inventory provisions	781,322	156,264
Unrealized intercompany profits	239,839	47,968

Unrealized warranty expenses	895,197	179,039
Special bonus accrual	428,784	85,757
Net operating loss carryforwards	371,542	74,308
Unrealized foreign currency exchange loss, net	261,003	52,201
Investment tax credits	1,094,811	1,094,811
Other	447,037	89,408
		2,838,181
Deferred income tax liabilities:		
Investment income recognized by the equity method	106,103	21,220
Other	2,138	428
		21,648

	1999	
	Amount NT$	Tax effect NT$
Deferred income tax assets:		
Investment loss recognized by the equity method	8,113,208	1,622,642
Inventory provisions	1,247,907	249,581
Unrealized inter-company profits	262,435	52,487
Unrealized warranty expenses	997,119	199,424
Special bonus accrual	275,656	55,131
Unrealized foreign currency exchange loss	224,477	44,896
Investment tax credits	1,606,566	1,606,566
Other	235,691	47,138
		3,877,865
Deferred income tax liabilities:		
Investment income recognized by the equity method	289,702	57,940

	2000			
	Amount		Tax effect	
	NT$	US$	NT$	US$
Deferred income tax assets:				
Investment loss recognized by the equity method	5,849,748	176,836	1,169,949	35,367
Inventory provisions	2,130,953	64,418	426,191	12,884
Unrealized inter-company profits	294,170	8,893	58,834	1,779
Unrealized warranty expenses	796,713	24,084	159,343	4,817
Special bonus accrual	348,558	10,537	69,711	2,107
Investment tax credits	2,719,586	82,212	2,719,586	82,212
Other	552,171	16,692	110,434	3,338
			4,714,048	142,504
Deferred income tax liabilities:				
Investment income recognized by the equity method	365,485	11,049	73,097	2,210
Unrealized foreign currency exchange gain	808,940	24,454	161,788	4,891
			234,885	7,101

(g) The Company receives investment tax credits for investment in certain high-tech industries, for the purchase of automatic machinery and equipment, for research and development expenditures, and for employee training and international brand name promotion expenditures. The investment tax credits can be used to offset the current year's income tax liability (a maximum of 50% of the liability related to high-tech investments and a maximum of 50% related to the combined cost of machinery and equipment purchases and research and development expenditures). Generally, any unused tax credits can be carried forward for the next four years.

As of December 31, 2000, unused investment tax credits available to the Company were as follows:

Expiration date	Unused investment tax credits	
	NT$	US$
December 31, 2001	197,333	5,965
December 31, 2002	508,232	15,364

December 31, 2003	541,868	16,381
December 31, 2004	1,472,153	44,502
	2,719,586	82,212

(h) Imputation credit account ("ICA") and creditable ratio

Beginning in 1998, an integrated income tax system was implemented. Under the new tax system, the income tax paid at the corporate level can be used to offset an ROC resident stockholder's individual income tax liability. The Company was required to establish an ICA account to maintain a record of the corporate income taxes paid and imputation credit that can be allocated to each resident stockholder. The credit available to the ROC resident stockholders is calculated by multiplying the dividend by the creditable ratio. The creditable ratio is calculated by dividing the balance of the ICA by earnings retained since January 1, 1998.

The non-resident stockholders are not eligible for the imputation credit. However, the 10% income surtax paid an any unappropriated earnings of the years following December 31, 1997 can be used to offset the dividend withholding tax to be withheld from non-resident stockholders upon distribution of such earnings to such stockholders. As of December 31, 1998, 1999 and 2000, the information related to the integrated tax system was as follows:

	1998	1999	2000 (expected)
ICA balance	$ 14,174	58,742	73,015

	1998	1999	2000 (expected)
ICA Creditable ratio	0.57%	3.60%	1.11%

Unappropriated earnings:	1998	1999	2000 (expected)
Before January 1, 1998	$ 5,199,803	5,199,803	5,022,434
From January 1, 1998	2,485,446	7,120,797	6,555,138
	$ 7,685,249	12,320,600	11,577,572

(i) Based on the amendment of the ROC Statute for the Establishment and Administration of Science-Based Industrial Parks, the Company is subject to ROC income tax at a maximum rate of 25% starting from fiscal year 2001. The effect of changing the statutory income tax rate to the deferred income tax assets/liabilities as of December 31, 2000 is as follows:

	New tax rate (25%)	Original tax rate (20%)	Effect	
	NT$	NT$	NT$	US$
Deferred income tax assets	3,281,173	3,089,053	192,120	5,808
Deferred income tax liabilities	(293,606)	(234,885)	(58,721)	(1,775)
Deferred income tax benefit	2,987,567	2,854,168	133,399	4,033

The above effect will be accounted for in determination of income tax expenses for year 2001.

(j) The ROC income tax authorities have examined and assessed the income tax returns of the Company for all fiscal years through December 31, 1996, except for 1995.

15. Retirement Plans

The following table sets forth the benefit obligation and net retirement plan assets (liabilities) related to the Company's defined benefit retirement plan as of December 31, 1998, 1999 and 2000:

	December 31, 1998	
	Non-management	Management
	NT$	NT$
Benefit obligation:		
Vested benefit obligation	(21,411)	(3,910)
Nonvested benefit obligation	(137,563)	(36,347)
Accumulated benefit obligation	(158,974)	(40,257)
Projected compensation increases	(219,942)	(31,940)
Projected benefit obligation	(378,916)	(72,197)
Plan assets at fair value	430,258	17,883
Funded status	51,342	(54,314)
Unrecognized net loss	83,331	8,774
Unrecognized transition (asset) obligation	(65,015)	35,426
Adjustment to recognize minimum liability	-	(12,260)
Net retirement plan assets (liabilities)	69,658	(22,374)

	December 31, 1999	
	Non-management	Management
Benefit obligation:	NT$	NT$
Vested benefit obligation	(19,637)	(2,648)
Nonvested benefit obligation	(156,689)	(32,129)
Accumulated benefit obligation	(176,326)	(34,777)
Projected compensation increases	(205,922)	(22,967)
Projected benefit obligation	(382,248)	(57,744)
Plan assets at fair value	463,579	28,179
Funded status	81,331	(29,565)
Unrecognized net loss (gain)	23,884	(13,752)
Unrecognized transition (asset) obligation	(61,191)	33,342
Net retirement plan assets (liabilities)	44,024	(9,975)

	December 31, 2000			
	Non-management		Management	
	NT$	US$	NT$	US$
Benefit obligation:				
Vested benefit obligation	(17,968)	(543)	(13,817)	(418)
Nonvested benefit obligation	(192,818)	(5,829)	(43,786)	(1,324)
Accumulated benefit obligation	(210,786)	(6,372)	(57,603)	(1,742)
Projected compensation increases	(176,773)	(5,344)	(22,136)	(669)
Projected benefit obligation	(387,559)	(11,716)	(79,739)	(2,411)
Plan assets at fair value	485,703	14,683	37,631	1,138
Funded status	98,144	2,967	(42,108)	(1,273)
Unrecognized net loss (gain)	(13,864)	(419)	2,644	80
Unrecognized transition (asset) obligation	(57,367)	(1,734)	31,258	945
Adjustment to recognize minimum liability	-	-	(11,766)	(356)
Net retirement plan assets (liabilities)	26,913	814	(19,972)	(604)

Net retirement plan assets are classified as "other assets" in the accompanying non-consolidated balance sheets. Net retirement liabilities are classified as "other liabilities."

The components of the net periodic pension cost for 1998, 1999 and 2000 are summarized as follows:

	1998	
	Non-management	Management
	NT$	NT$
Service cost	37,399	3,075
Interest cost	19,360	4,763
Actual return on plan assets	(33,047)	(1,283)
Amortization and deferral	4,347	3,267
Net periodic pension cost	28,059	9,822

	1999	
	Non-management NT$	Management NT$
Service cost	43,815	2,718
Interest cost	24,336	4,693
Actual return on plan assets	(30,280)	(2,030)
Amortization and deferral	129	2,746
Net periodic pension cost	38,000	8,127

	2000			
	Non-management		Management	
	NT$	US$	NT$	US$
Service cost	41,511	1,255	3,316	100
Interest cost	24,733	748	3,746	113
Actual return on plan assets	(20,110)	(608)	(1,350)	(41)
Amortization and deferral	(14,173)	(428)	621	19
Net periodic pension cost	31,961	967	6,333	191

Significant actuarial assumptions used in the above calculations for 1998, 1999 and 2000 are summarized as follows:

	1998	1999	2000
Discount rate	6.50%	6.50%	6.00%
Rate of increase in future compensation levels	5.75%	5.00%	3.00% for the following 2 years; 4.00% thereafter
Expected long-term rate of return on plan assets	6.50%	6.50%	6.00%

As of December 31, 1998, 1999 and 2000, the retirement funds deposited in the Central Trust of China and Fubon Business Bank aggregated NT$436,967, NT$476,669 and NT$522,279, respectively.

16. Transactions with Related Parties

(a) The names and relationship of the related parties with which the Company had significant transactions are shown below:

Name	Relationship
Acer Investment Inc. ("AIVT")	Subsidiary of the Company
Acer Worldwide Inc. ("AWI")	Subsidiary of the Company
Acer Computer International, Ltd. ("ACI")	Subsidiary of the Company
Acer Information Products (Philippines) Inc. ("AIP")	Subsidiary of the Company
Acer Information Products (Mexico) S.A. de C.V. ("AIM")	Subsidiary of the Company
Apacer Technology Inc. ("AMT")	Subsidiary of the Company
Acer Capital Corporation ("ACT")	Subsidiary of the Company
AII Holding Corporation ("AIIH")	Subsidiary of the Company
AII Technologies Inc. ("AIIT")	Subsidiary of the Company
Acer Digital Services (B.V.I) Holding ("ADSBH")	Subsidiary of the Company
Acer Labs. Inc. ("ALI")	Subsidiary of the Company
Acer Neweb Corp, Ltd. ("ANC")	Subsidiary of the Company
Acer Property Development Inc. ("APDI")	Subsidiary of AIVT
Acer Information Inc. ("AIF")	Subsidiary of AIVT
AN KAI Enterprise ("ANKAI")	Subsidiary of APDI
Acer America Corp. ("AAC")	Subsidiary of AWI
Acer European Holdings N.V. Inc. ("AEH")	Subsidiary of AWI

Name	Relationship
Acer Cyberworld Incorporated ("ACYB")	Subsidiary of AWI
Acer Digital Services (B.V.I) Corp. ("ADSBC")	Subsidiary of ADSBH
Acer Digital Service Co. ("ADSC")	Subsidiary of ADSBH
Multiventure Investment Inc. ("MVI")	Subsidiary of ADSC
Acer Internet Services Inc. ("AIS")	Subsidiary of ADSC
Acer Advanced Labs, Inc. ("AAL")	Subsidiary of AIIH
Atico Inc. ("ATICO")	Subsidiary of AIIH
Acer Information Product (Zhong Shan) Inc. ("AIZ")	Subsidiary of AIIH
Advanced Information (Europe) B.V. ("AIIE")	Subsidiary of AIIH
Integrated Manufacturing Service ("IMS")	Subsidiary of AIIH
Acer Computer KK Japan ("ACKK")	Subsidiary of AIIH
E&A Technology Inc. ("E&A")	Investee of AIIH accounted for by equity method
Acer Computec Latino America S. A. de C. V. ("ACLA")	Subsidiary of AIIH
AII Technologies (Canada) Corp. ("AIIT-CA")	Subsidiary of AIIT
Acer Sales & Distribution Ltd. ("ASD")	Subsidiary of ACI
Acer Global Incorporated ("AGI")	Subsidiary of ACI
Logistron Services Pte. Ltd. ("LGS")	Subsidiary of ACI
Acer Computer B.V. (Holland) ("ACH")	Subsidiary of AEH
Acer Europe B.V. ("AHN")	Subsidiary of AEH
Acer U.K. Limited ("AUK")	Subsidiary of AHN
Acer Computer GmbH ("ACG")	Subsidiary of AHN
Acer Computer France S.A.R.L. ("ACF")	Subsidiary of AHN
Acer Italy S.R.L. ("AIT")	Subsidiary of AHN
Acer Computer Iberica, S.A. ("AIB")	Subsidiary of AHN
Acer Computer Sweden AB ("ACW")	Subsidiary of ACH
Acer Scandinavia A/S ("ACD")	Subsidiary of ACH
Acer Computer Norway AS ("ACN")	Subsidiary of ACH
Acer Computer HandelsgmbH ("ACV")	Subsidiary of ACG
Acer Computer (Switzerland) AG ("ASZ")	Subsidiary of ACG
Acer Sertek Inc. ("ASI")	Investee accounted for by equity method
Acer Communication & Multimedia Inc. ("ACM", formerly Acer Peripherals Inc.)	Investee accounted for by equity method
Ambit Microsystems Corp. ("AMBIT")	Investee accounted for by equity method
AOpen Inc. ("AOI")	Investee accounted for by equity method
Acer Display Technologies, Inc. ("ADT")	Investee of ACM accounted for by equity method
Acer Peripherals Labs Inc. ("APL")	Subsidiary of ACM
Acer Market Services Ltd. ("AMS")	Subsidiary of ASI
Acer Latin America, Inc. ("ALA")	Subsidiary of ACLA
Acer do Brazil Limitada ("ABR")	Subsidiary of ACLA
Acer Computec Mexico, S.A. de C.V. ("AMEX")	Subsidiary of ACLA
Stan Shih	Chairman of the Company

(b) Significant transactions with related parties as of and for the years ended December 31, 1998, 1999 and 2000, are summarized below:

(1) Sales to:

	1998		1999		2000		
	Amount	Percentage of net sales	Amount	Percentage of net sales	Amount		Percentage of net sales
	NT$		NT$		NT$	US$	
AIIT	28,016,268	29	34,923,596	27	10,749,951	324,969	10
AAC	5,418,096	6	3,714,102	3	4,447,793	134,456	4
ASD	3,978,644	4	4,052,432	3	7,095,006	214,480	7
ACG	2,878,139	3	3,421,361	3	3,063,643	92,613	3
ASI	2,238,053	2	4,095,881	3	4,551,547	137,592	4
AIT	1,878,325	2	4,880,261	4	7,085,447	214,191	7
ACF	521,476	1	955,194	1	1,227,773	37,115	1
AIIH	1,461,236	1	3,101,817	2	2,756,103	83,316	3
AMS	490,864	1	1,119,777	1	2,036,825	61,573	2
ASZ	186,868	-	1,225,715	1	1,441,618	43,580	1
AIIT-CA	1,532,312	1	4,330,473	3	-	-	-
AUK	677,998	1	1,146,154	1	1,872,985	56,620	2
ALA	320,403	-	486,126	-	1,691,276	51,127	2
Other	7,127,605	7	5,733,242	5	6,091,953	184,158	6
	56,726,287	58	73,186,131	57	54,111,920	1,635,790	52

Trading terms of sales transactions with related parties require payment within 30 to 90 days after the shipment of goods. Except for the aforementioned payment terms, trading terms with related parties are not significantly different than the terms with third-party customers.

(2) Purchases from:

	1998		1999		2000		
	Amount	Percentage of net sales	Amount	Percentage of net sales	Amount		Percentage of net sales
	NT$		NT$		NT$	US$	
ACM	2,941,126	3	1,528,363	2	37,262	1,126	-
ALI	1,199,840	1	808,578	1	426,362	12,889	-
ACH	1;278,931	2	93,236	-	-	-	-
AMBIT	1,159,255	1	2,522,973	2	2,049,325	61,951	2
APL	1,053,405	1	37,113	-	-	-	-
AIIT	268,905	-	899,371	1	155,595	4,704	-
ADT	-	-	850,784	1	3,091,109	93,443	4
E&A	112,867	-	491,847	1	191,136	5,778	-
AIIH	25,221	-	327,836	-	2,707,081	81,834	3
ASD	136,217	-	172,162	-	492,350	14,884	1
AOI	58,322	-	405,492	-	530,127	16,026	1
ANC	48,035	-	187,554	-	200,167	6,051	-
Other	783,493	2	941,034	1	1,486,159	44,926	2
	9,065,617	10	9,266,343	9	11,366,67[illegible]	343,612	13

Trading terms of purchase transactions with related parties are not significantly different from the terms with third-party suppliers.

As of December 31, 1998, 1999 and 2000, unrealized intercompany profits of NT$239,839, NT$262,435 and NT$463,356, respectively, relating to the above sales and purchases and to transactions of property, plant and other assets with related parties were classified as "deferred inter-company profits" in the accompanying non-consolidated balance sheets.

The abovementioned purchases and sales with related parties do not include the transactions between the Company and the Company's subsidiary AIP. AIP, the Company's assembly factory in the Philippines, imported raw materials from the Company and sold the related finished goods back to the Company after assembly. For the years ended December 31, 1998, 1999 and 2000, the Company's sales to AIP amounted to NT$7,648,067, NT$25,504,304 and NT$21,031,612, respectively. The finished goods sold back to the Company amounted to NT$8,395,098, NT$25,550,037 and NT$25,441,338, respectively. The Company reversed the sales to AIP when the finished goods were purchased back from AIP. The related accounts receivable and accounts payable were netted in the accompanying non-consolidated balance sheets.

(3) Notes and accounts receivable/payable resulting from the above sale and purchase transactions:

	December 31,						
	1998		1999		2000		
	Amount NT$	%	Amount NT$	%	Amount NT$	Amount US$	%
Notes and accounts receivable:							
AIIT	5,394,953	32	3,855,651	18	1,985,595	60,024	10
AAC	594,738	3	717,386	3	1,587,218	47,981	8
AIP	954,147	6	2,929,096	13	-	-	-
ACG	601,041	4	894,112	4	1,602,590	48,446	8
ASI	399,996	2	1,190,599	5	893,943	27,023	4
AIT	482,004	3	1,441,465	7	2,219,793	67,104	11
ASD	296,587	2	272,838	1	508,893	15,384	2
ASZ	138,539	1	359,196	2	350,244	10,588	2
ALA	252,997	2	532,721	2	2,338,583	70,695	11
AIIH	507,522	3	1,201,467	6	1,391,271	42,058	7
AIIT-CA	712,144	4	452,008	2	-	-	-
ACF	72,933	-	327,554	1	1,038,285	31,387	5
AUK	117,180	1	141,158	1	609,279	18,418	3
Other	312,820	2	1,752,788	8	1,952,117	59,012	9
	10,837,601	65	16,068,039	73	16,477,811	498,120	80

	December 31,						
	1998		1999		2000		
	Amount NT$	%	Amount NT$	%	Amount NT$	Amount US$	%
Notes and accounts payable:							
ACM	328,177	2	151,773	1	1,576	48	-
APL	29,915	-	-	-	-	-	-
AMBIT	419,162	3	254,640	2	75,077	2,270	1
AOI	2,403	-	247,358	2	30,777	930	1
ADT	-	-	405,658	3	174,681	5,280	2
AIP	-	-	-	-	1,803,197	54,510	23
ASD	37,923	-	57,060	-	53,507	1,618	1
Other	623,737	5	299,210	2	357,801	10,816	4
	1,441,317	10	1,415,699	10	2,496,616	75,472	32

(4) Loans to related parties

Short-term loans to related parties, and the related receivable balances, interest rates, and interest income are summarized below:

	1998		1999		2000		
	Amount	Month	Amount	Month	Amount		Month
	NT$		NT$		NT$	US$	
Maximum balance:							
ACG	92,922	Jan.	58,870	Jan.	-	-	-
ASD	-	-	-	-	2,315,600	70,000	Dec.

	December 31,			
	1998	1999	2000	
	NT$	NT$	NT$	US$
Receivable balance:				
ACG	59,458	-	-	-
ASD	-	-	2,315,600	70,000
	59,458	-	2,315,600	70,000

	2000			
	Interest income	Interest rate (%)	Accrued interest as at December 31	
	NT$		NT$	US$
Related interest:				
ASD	119,676	7	20,569	622

The above loan to ACG is interest free.

(5) Management service charges

The Company provides management services to various related parties. Fees charged for these services are based on the actual cost of the services provided. These fees are recorded as a deduction to operating expenses. The related charges for the years 1998, 1999 and 2000, amounted to NT$124,271, NT$148,171 and NT$167,785, respectively. The aggregate receivable balance related to these charges amounted to NT$35,527, NT$30,721 and NT$57,122, as of December 31, 1998, 1999 and 2000, respectively.

(6) Transactions of property, plant and other assets

In June 2000, the Company entered into an agreement to sell a parcel of land located in Taoyuan County to ANKAI for NT$360,000. The disposal unrealized gain amounted to NT$169,186 and was classified as "deferred intercompany profit" in the accompanying non-consolidated balance sheet. As of December 31, 2000, the registered of land had been charged to ANKAI and the outstanding receivables from the above transaction amounted to NT$234,000.

In May 1997, the Company entered into a joint real estate development agreement with AIF. Pursuant to this agreement, the Company provided a parcel of land located in Taoyuan County for the construction of Aspire Park¡Ðphase III. AIF is responsible for construction of the residential buildings. Each party is responsible for selling the buildings and land allocated to it. The construction commenced in April 1998. The sale price of the land received by AIF on behalf of the Company amounted to NT$149,810, NT$54,442 and NT$445,580 and was recorded as "receivables from related party" as of December 31, 1998, 1999 and 2000, respectively. Commissions paid by AIF on behalf of the Company amounted to NT$23,825, NT$23,835 and NT$149 for the year ended December 31, 1998, 1999 and 2000, respectively, and were recorded as payables to related party.

In December 1998, the Company entered into a pre-purchase agreement to purchase a parcel of land located in Taoyuan County from APDI for NT$4,473,000. In December 1999, the Company made certain revisions to the agreement with APDI. The revisions included a reduction in the amount of land purchased, and the total purchase price was reduced to NT$2,434,000. As of December 31, 1999, the registered ownership of the land had been changed to the Company. The land is classified as "other assets" in the accompanying non-consolidated balance sheet. Payables related to this purchase agreement amounted to NT$644,800 as of December 31, 1999. Such payables were paid in 2000.

(7) Rental income

In 1998, 1999 and 2000, AOI entered into an operating lease contract with the Company for use of a plant located in Taoyuan County and a office located in Taipei. Rental income for the Company related to the lease contract for the years ended December 31, 1998, 1999 and 2000, amounted to NT$17,880, NT$39,419 and NT$48,619, respectively. The related receivables as of December 31, 1998, 1999 and 2000, amounted to NT$7,040, NT$11,366 and NT$3,676, respectively. Such plant held for rental is classified as "deferred charges and other assets" in the accompanying non-consolidated balance sheets.

(8) Allocation of research and development and manufacturing expenses

In 1998, 1999 and 2000, research and development expenses allocated to the Company from AAL amounted to NT$181,617, NT$134,303 and NT$110,370, respectively. The related payables as of December 31, 1998, 1999 and 2000, were NT$55,528 NT$20,686, and NT$4,045, respectively.

In 1998, 1999 and 2000, research and development expenses and manufacturing expenses allocated to the Company from AAC amounted to NT$435,402, NT$485,041 and NT$19,573, respectively. The related payables to AAC as of December 31, 1998, 1999 and 2000, were NT$0, NT$54,761 and NT$0, respectively.

(9) Debt transfers

AIIT transferred its trade receivables from AIIH and ATICO to offset its trade payables balance with the Company. The related receivable balances from AIIH after the transfer amounted to NT$1,438,094 and NT$1,029,687 as of December 31, 1998 and 1999, respectively. These balances are classified as "receivables from related parties" in the accompanying non-consolidated balance sheets.

(10) Advances to/from related parties

(a) Advances to related parties

The Company paid certain costs on behalf of related parties, including travel expenses, salaries for overseas employees, plant and equipment costs, water and electricity expenses, rental, royalties and other miscellaneous expenses. As of December 31, 1998, 1999 and 2000, the related outstanding receivable were included in advances to related parties. The receivable balances from each related party is shown below:

	1998 NT$	1999 NT$	2000 NT$	2000 US$
AIIE	-	304,819	-	-
ACM	97,905	153,630	166,689	5,039
AMEX	-	-	265,206	8,017
AIP	498,001	-	-	-
Other	321,847	257,460	324,278	9,803
	917,753	715,909	756,173	22,859

(b) Advances from related parties

Related parties paid certain expenses on behalf of the Company, including advertising and promotional expenses, salaries for overseas employees, consulting fees and travel expenses. In addition, payments from certain customers related to receivable balances of subsidiary companies were made by the Company. As of December 31, 1998, 1999 and 2000, the related outstanding payables were included in advances from related parties. The amount payable to each related party is shown below:

	1998 NT$	1999 NT$	2000 NT$	2000 US$
IMS	99,830	438,559	290,833	8,792
AAC	-	105,956	-	-
ACI	-	245	269,321	8,142
ASD	12,638	1,275	168,655	5,098
Other	149,476	343,925	416,161	12,580
	261,944	889,960	1,144,970	34,612

(11) Dividends receivable

In 2000, ACI declared cash dividends to the Company amounting to NT$647,800. Such dividends have not been received as of December 31, 2000.

(12) Endorsements and guarantees

The Company provided endorsements and guarantees to related parties to secure their bank loans. Such endorsements and guarantees as of December 31, 2000, are summarized below:

Related party	Maximum guarantee NT$	Endorsement and guarantee amount provided for: Bank loan NT$	Other NT$	Total NT$
AAC	2,685,584	733,275	661,800	1,395,075
ACT and ACBVI Jointly	1,972,700	665,764	-	665,764
AIP	1,443,634	1,443,634	-	1,443,634
AWI	1,404,950	1,004,561	-	1,004,561
ACH	1,178,402	550,480	115,815	666,295
ASD	992,700	-	992,700	992,700
ACLA	708,126	277,956	430,170	708,126
AIZ	661,800	363,990	-	363,990
IMS	661,800	-	661,800	661,800
ACG	463,260	264,720	198,540	463,260
AIIT	430,170	99,270	330,900	430,170
AUK	351,664	33,807	-	33,807
AMT	330,900	283,928	-	283,928
AIIH	330,900	330,900	-	330,900

Related party	Maximum guarantee	Endorsement and guarantee amount provided for		
		Bank loan	Other	Total
	NT$	NT$	NT$	NT$
AIF	300,000	257,000	-	257,000
APDI	200,000	194,000	-	194,000
ABR	132,360	132,360	-	132,360
AIM	99,270	66,180	-	66,180
ACF	45,088	-	-	-
	14,393,308	6,701,825	3,391,725	10,093,550

Details regarding assets pledged to secure related parities, bank loans are summarized in note 17.

Endorsements and guarantees provided by related parties to secure bank loans of the Company as of December 31, 1998, 1999 and 2000, were as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Stan Shih	62,400	44,000	26,800	810

(13) Related-party receivables

Receivables from related parties as of December 31, 1998, 1999 and 2000, resulting from the above transactions are summarized below:

	December 31,			
	1998	1999	2000	
	NT$	NT$	NT$	US$
Notes and accounts receivable	10,837,601	16,068,039	16,477,811	498,120
Management service fees	35,527	30,721	57,122	1,727
Short-term loans	59,458	-	2,315,600	70,000
Receivables from sale of land	149,810	54,442	679,580	20,543
Rental receivables	7,040	11,366	3,676	111
Interest receivables	-	-	20,569	622
Advances to related parties	917,753	715,909	756,173	22,859
Dividends receivable	-	-	647,800	19,583
Other receivables	1,438,094	1,029,687	-	-
	13,445,283	17,910,164	20,958,331	633,565

(14) Related-party payables

Payables to related parties as of December 31, 1998, 1999 and 2000, resulting from the above transactions are summarized below:

	December 31,			
	1998	1999	2000	
	NT$	NT$	NT$	US$
Notes and accounts payable	1,441,317	1,415,699	2,496,616	75,472
Research and development expense payable	55,528	75,447	4,045	122
Commissions payable	23,835	23,835	149	5
Advances from related parties	261,944	889,960	1,144,970	34,612
Payables for purchase of land	-	644,800	-	-
	1,782,624	3,049,741	3,645,780	110,211

17. Pledged Assets

As of December 31, 1998, 1999 and 2000, the book value of pledged assets was as follows:

Pledged assets	Pledged to secure	Book value 1998 NT$	1999 NT$	2000 NT$	2000 US$
Time deposits	Debt of related parties	932,000	1,662,000	-	-
Long-term equity investment	Long-term debt and bonds payable	140,960	146,975	7,944,857	240,171
Property, plant and equipment	Long-term debt	2,732,669	2,661,130	3,222,157	97,405
Other assets time deposit	Hiring of foreign labor	24,466	33,069	33,337	1,008
		3,830,095	4,503,174	11,200,351	338,584

18. Commitments and Contingencies

(a) Royalties

(1) The Company signed a license agreement with Microsoft Inc. for the Office 2000 Small Business series of products in April 2000. The term of this agreement is one year. In accordance with the agreement, the Company is required to pay Microsoft Inc. royalties related to the products covered under the agreement. The minimum payment under the agreement is US$16,050.

(2) The Company signed a patent cross license agreement with IBM on February 27, 1996. The agreement extended from January 1, 1995, to December 31, 1998. In 1998, the Company has renewed the agreement through December 31, 2002. The major contents of the patent cross license agreement include that both parties have the right to use other party's worldwide patented computer-related technologies to manufacture and sell personal computer products. Since IBM has a larger patent portfolio than the Company, the Company will periodically pay IBM an agreed amount of royalty for the balance payment starting from the year of 1996 according to the agreement. The royalty for this patent cross license is paid on an installment basis and no royalty fee other than the foregoing payment needs to be paid to IBM for the Company's products that use IBM computer-related patents.

(3) The Company entered into a 5-year Patent Cross License Agreement with Lucent Technologies, Inc. ("Lucent") of the United States on September 15, 1998. The scope of the Cross License encompasses all of the respective parties' patents, including semiconductor processes, semiconductor devices, telecommunications, and computers. Because Lucent (which was formerly AT&T Bell Labs) owns substantially more patents than the number of patents owned by the Company, the Company must also pay royalties to Lucent related to its patents.

(4) Lemelson Foundation Partnership ("LFP") filed a patent infringement claim in February 1999 in Nevada, U.S.A., against 88 electronics companies including the Acer Group. The patents of LFP involve "machine vision", including "bar-code scanner" technologies used in manufacturing processes. The Company and certain other defendants have prepared a joint defense to dispute the claims and are presenting a vigorous defense of the action. Discovery in the action began in October 1999. As of December 31, 2000, management of the Company was unable to determine the outcome of this claim.

(b) Others

(1) On December 31, 2000, the Company issued an open letter of credit for NT$18,993 related to the purchase of raw materials.

(2) In 2000, the Company signed separate agreements with Ruentex & Construction Engineer Co., Ltd. and Li Gin Engineer Co., Ltd. related to the construction of an innovation center in Aspire Park in Lungtan. The total contract price amounted to NT$710,020, of which the Company had paid NT$398,375 as of December 31, 2000.

19. Subsequent Events

(a) To reduce the investment in non-core businesses, the Company signed a letter of intent with Amkor Technology Inc. ("Amkor") in February 20, 2001 to transfer its ownership in TSTC to Amkor for exchange of cash and Amkor's common stock. The effective date and terms of this transaction are still pending for the final result.

(b) According to the conditions of unsecured overseas convertible bonds issued on February 1, 2000, the bonds are redeemable at 100% of their face amount on February 1 of each year prior to maturity. Total bonds aggregating US$286,179 were redeemed as of February 28, 2001. To meet the demand of funding the redemption of the bonds, the Company pledged its Hsinchu plant and land located in Neihu and Shijr as the collateral for bank loans amounting to NT$2,400,000.

20. Financial Instruments

The Company uses foreign currency options and forward foreign currency exchange contracts to hedge existing assets and liabilities denominated in foreign currencies. The purpose of the Company's strategy is to hedge the majority of the Company's existing foreign currency risk.

(a) Currency option contracts

As of December 31, 1999 and 2000, the Company has the following option contracts outstanding:

(i) Call options

	1999	
Options written	**Notional amount US$**	**Contract period**
NTD CALL/USD PUT	135,000	11/25/99-06/19/00

	2000	
Options written	**Notional amount US$**	**Contract period**
NTD CALL/USD PUT	197,000	09/21/00-08/24/01

	2000	
Options written	**Notional amount EUR$**	**Contract period**
USD CALL/EUR PUT	85,000	10/20/00-03/30-01
EUR CALL/USD PUT	30,000	12/12/00-04/02/01
	115,000	

Premiums related to these contracts aggregating US$499 and US$2,927 were paid up front as of December 31, 1999 and 2000, respectively. The fair value of the premium quoted by the banks was approximately US$1,092 and US$1,825 as of December 31, 1999 and 2000, respectively.

(ii) Put options

1999

Options written	Notional amount US$	Contract period
USD CALL/YEN PUT	2,000	12/16/99-01/18/00
USD CALL/NTD PUT	137,700	11/25/99-07/31/00
	139,700	

	2000	
Options written	Notional amount US$	Contract period
USD CALL/NTD PUT	304,000	06/19/00-09/24/01
NTD CALL/USD PUT	4,000	11/14/00-01-16/01
	308,000	

Options written	Notional amount EUR$	Contract period
EUR CALL/USD PUT	115,000	10/02/00-04/02/01

Premiums related to these contracts aggregating US$503 and US$3,353 were received up front as of December 31, 1999 and 2000. The fair value of the premium quoted by the banks was approximately US$270 and US$12,977 as of December 31, 1999 and 2000, respectively.

The premiums received/paid for the above option contracts were recorded as foreign currency exchange gain (loss) upon receipt/payment in the non-consolidated statements of income. When the contracts mature, the Company will receive or pay the net amount of the contract net of the premium. These net amounts are recorded as a foreign currency exchange gain (loss) when the contracts are settled in the non-consolidated statements of income.

(b) Forward foreign currency exchange contracts

As of December 31, 2000, the Company had several forward foreign currency exchange contracts outstanding. The net liability balance related to these contracts is classified as "accrued expenses and other current liabilities" in the accompanying non-consolidated balance sheets. Details of the gross and net payable balance as of December 31, 2000, are as follows:

	2000 NT$
Forward foreign currency contract receivable	2,650,221
Forward foreign currency contract payable	(2,828,340)
Unamortized forward currency contract premium	(6,498)
Forward foreign currency contract payable, net	(184,617)

Since the forward foreign exchange contracts are entered to hedge the existing foreign currency assets and liabilities, and the exchange rates of the forward contracts were fixed, no significant liquidity and cash flow risk is expected.

The Company enters into forward currency exchange contracts only with reputable, creditworthy international financial institutions. The Company usually enters into forward contracts with several different financial institutions in order to minimize financial risk. The Company believes that the risk that the financial institutions will default on these contracts is relatively low. Even in the unlikely event that these institutions defaulted on their contracts, management does not believe the loss would have a material effect on the non-consolidated financial statements.

(c) Fair value of financial instruments

The carrying amounts reflected in the non-consolidated balance sheets classified as cash, pledged time deposits, notes and accounts receivable/payable, receivables from and payables to related parties, and short-term borrowings approximate fair values because of the short-term nature of these instruments.

The carrying amounts and estimated fair value of all other financial instruments as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998		1999		2000	
	Carrying amount NT$	Fair value NT$	Carrying amount NT$	Fair value NT$	Carrying amount NT$	Fair value US$
Non-derivative financial instruments:						
Assets:						
Short-term investments	$ 422,444	435,578	704,965	718,176	6,180,000	6,181,608
Long-term equity investments						
- fair value available	9,381,537	19,307,123	13,042,722	65,573,378	19,441,115	48,029,905
- fair value not available	23,349,979	-	21,034,921	-	28,843,634	-
Liabilities:						
Bonds payable	4,243,321	4,243,321	-	-	15,924,000	15,780,637
Long-term debt	257,400	257,400	119,600	119,600	576,800	576,800
Derivative financial instruments:						
Forward foreign currency exchange contracts	-	-	-	-	184,617	170,114
Options	-	-	see (a)	see (a)	see (a)	see (a)
Off balance sheet instruments:						
Endorsements and guarantees	11,867,152	11,867,152	12,693,828	12,693,828	10,093,550	10,093,550

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

(i) Short-term investments

Publicly quoted market prices are used as fair value. If market prices are not available, the fair value is based on estimation from financial institutions.

(ii) Long-term equity investments

The fair values of long-term equity investments are based on quoted market prices. Management believes that it is not practicable to estimate the fair value of long-term equity investments that do not have readily available market price information.

(iii) Bonds payable

The fair values are based on quoted market prices.

(iv) Long-term debt

The majority of the Company's long-term debt is variable interest debt in which the carrying amount approximates the fair market value. The carrying amount of fixed rate debt approximates the market value as the interest rates of the Company's debt instruments usually approximates local market interest rates.

(v) Derivative financial instruments

The fair value of derivative financial instruments represents the estimated amount that the Company would receive or pay to terminate the contracts at the balance sheet date, generally including unrealized gain or loss on unsettled agreements. The fair values are based on quotations received from financial institutions.

(vi) Endorsements and guarantees

The fair value are base on contract prices.

21. Reclassifications

Certain amounts in the 1998 and 1999 non-consolidated financial statements have been reclassified to conform with the 2000 presentations. These reclassifications do not have a significant impact on the presentation of the non-consolidated financial statements.

22. Segment Information

(a) Industry segment

The Company operates predominantly in one industry segment; the design, manufacture and sale of personal computers, portable computers and other related products.

(b) Geographic information

The Company does not have any foreign operating segments.

(c) Export sales

Export sales for the years ended December 31, 1998, 1999 and 2000 are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
North America	35,527,198	43,136,719	22,646,292	684,592
Europe	34,408,241	35,657,949	29,796,365	900,736
Other	21,668,364	42,850,993	49,196,283	1,487,191
	91,603,803	121,645,661	101,638,940	3,072,519

(d) Major customers

Sales to individual customers over 10% of the Company's operating revenue are summarized below:

	1998		1999		2000	
	Amount NT$	Percentage	Amount NT$	Percentage	Amount NT$	Percentage
AIIT	28,016,268	29%	34,923,596	27%	10,531,394	10%
Customer A (third party)	22,164,600	22%	37,429,088	29%	29,386,081	29%

Independent Auditors' Report

The Board of Directors
Acer Incorporated:

We have audited the non-consolidated balance sheets of Acer Incorporated as of June 30, 2000 and 2001, and the related non-consolidated statements of income, changes in stockholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were unable to obtain audited financial statements supporting the Company's long-term equity investments in its subsidiaries and investees stated at NT$37,046,929,000 and NT$35,885,255,000, deferred inter-company profits of NT$211,345,000 and NT$426,477,000, and foreign currency translation adjustment of NT$114,818,000 and NT$1,367,479,000 as of June 30, 2000 and 2001, respectively, and the related net investment income (loss) of NT$3,179,334,000 and NT$(2,829,123,000) and the change in unrealized inter-company profits of NT$51,090,000 and NT$71,626,000 for the six-month periods ended June 30, 2000 and 2001, respectively; nor were we able to satisfy ourselves as to the balance of these amounts by other review procedures.

In our opinion, except for the effect of such adjustments, if any, that might have been determined to be necessary had we been able to examine evidence regarding the long-term equity investments in subsidiaries and investees, deferred inter-company profits, foreign currency translation adjustment, net investment income (loss) and change in unrealized inter-company profits, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acer Incorporated as of June 30, 2000 and 2001, and the results of its operations and its cash flows for the six-month periods then ended, in conformity with accounting principles generally accepted in the Republic of China.

The accompanying non-consolidated financial statements as of and for the six-month period ended June 30, 2001, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the non-consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2(q) of the notes to the non-consolidated financial statements.

KPMG
Taipei, Taiwan (the Republic of China)
August 22, 2001

The accompanying non-consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

ACER INCORPORATED

Non-Consolidated Balance Sheet

Six-month periods ended June 30, 2000 and 2001
(In thousands of New Taiwan dollars, except net income per common share)

Assets	2000 NT$	2001 NT$	2001 US$
Current assets:			
Cash and cash equivalents (note 3)	1,380,379	765,120	22,197
Short-term investments (notes 4, 6 and 20)	2,483,551	9,361,796	271,593
Notes and accounts receivable, net of allowance for doubtful accounts of NT$170,000	6,671,109	4,375,695	126,942
Receivables from related parties (note 16)	16,934,219	15,390,904	446,501
Inventories (note 5)	8,920,936	2,657,788	77,104
Prepaid expenses and other current assets (notes 14 and 20)	2,616,288	3,366,579	97,667
Total current assets	39,006,482	35,917,882	1,042,004
Long-term equity investments (notes 6, 17 and 20)	46,372,177	39,822,343	1,155,275
Property, plant and equipment (notes 7, 16, 17 and 18):			
Land	3,657,003	3,431,284	99,544
Buildings and improvements	3,317,340	3,524,768	102,256
Machinery and equipment	1,165,662	1,312,537	38,078
Mold equipment	1,003,622	1,240,697	35,994
Research and development equipment	298,369	372,047	10,793
Transportation equipment	29,883	27,692	803
Furniture and fixtures	251,138	322,122	9,345
Other equipment	127,270	129,994	3,771
Construction in progress and advance payments for purchases of property and equipment	489,334	1,012,858	29,384
	10,339,621	11,373,999	329,968
Less: accumulated depreciation	(1,784,849)	(2,308,832)	(66,981)
Net property, plant and equipment	8,554,772	9,065,167	262,987
Intangible assets (note 8)	799,885	375,398	10,891
Deferred expenses and other assets (notes 7, 9, 14, 16, 17 and 18)	5,450,873	5,601,271	162,497
Total assets	100,184,189	90,782,061	2,633,654

See accompanying notes to non-consolidated financial statements.

ACER INCORPORATED

Non-Consolidated Balance Sheet (continued)

Six-month periods ended June 30, 2000 and 2001
(In thousands of New Taiwan dollars, except net income per common share)

Liabilities and Stockholders' Equity	2000 NT$	2001 NT$	2001 US$
Current liabilities:			
Short-term borrowings (note 10)	-	2,762,699	80,148
Current installments of long-term debt (notes 11, 17 and 20)	42,800	292,900	8,497
Notes and accounts payable	12,091,357	4,659,637	135,179
Payables to related parties (note 16)	3,846,263	3,623,954	105,134
Deferred inter-company profits (note 16)	211,345	426,477	12,372
Accrued expenses and other current liabilities (note 20)	6,128,799	7,528,443	218,406
Bonds payable (notes 12 and 17)	9,246,000	476,410	13,821
Total current liabilities	31,566,564	19,770,520	573,557
Bonds payable (notes 12, 17 and 20)	3,000,000	6,000,000	174,064
Long-term debt, excluding current installments (notes 11, 17 and 20)	55,400	137,500	3,989
Other liabilities	49,490	34,016	987
Total liabilities	34,671,454	25,942,036	752,597
Stockholders' equity (note 13):			
Common stock	31,076,652	39,175,062	1,136,497
Stock dividends to be distributed	8,098,410	4,086,059	118,540
Capital surplus	12,978,345	10,851,270	314,803
Legal reserve	2,541,781	3,196,341	92,728
Unappropriated earnings	10,702,729	7,633,468	221,453
Foreign currency translation adjustment	114,818	1,367,479	39,672
Treasury stock	-	(1,469,654)	(42,636)
Total stockholders' equity	65,512,735	64,840,025	1,881,057
Commitments and contingencies (notes 16, 18 and 20)			
Total liabilities and stockholders' equity	100,184,189	90,782,061	2,633,654

See accompanying notes to non-consolidated financial statements.

ACER INCORPORATED

Non-Consolidated Statements of Income

Six-month periods ended June 30, 2000 and 2001

(In thousands of New Taiwan dollars and US dollars, except net income per common share)

	2000	2001	
	NT$	NT$	US$
Revenues (note 16)	55,462,137	36,043,735	1,045,655
Cost of revenues (note 16)	(50,717,036)	(33,339,847)	(967,213)
	4,745,101	2,703,888	78,442
Change in unrealized inter-company profits (note 16)	51,090	71,626	2,078
Gross profit	4,796,191	2,775,514	80,520
Operating expenses (note 16):			
Selling	(1,571,048)	(1,247,740)	(36,198)
Administrative	(865,920)	(975,114)	(28,289)
Research and development	(1,180,052)	(1,185,178)	(34,383)
Total operating expenses	(3,617,020)	(3,408,032)	(98,870)
Operating income (loss)	1,179,171	(632,518)	(18,350)
Non-operating income and gains:			
Interest income (note 16)	156,834	109,694	3,182
Investment income, net (note 6)	2,814,153	-	-
Gain on disposal of investments, net (notes 4 and 6)	1,424,770	6,747,178	195,740
Other income	173,125	166,235	4,823
	4,568,882	7,023,107	203,745
Non-operating expenses and loss:			
Interest expense (note 7)	(200,206)	(378,840)	(10,990)
Investment loss, net (notes 6 and 15)	-	(3,265,595)	(94,737)
Foreign currency exchange loss, net	(143,077)	(231,241)	(6,708)
Restructuring cost (note 15)	-	(1,297,714)	(37,648)
Other loss (note 9)	(50,681)	(58,036)	(1,684)
	(393,964)	(5,231,426)	(151,767)
Income before income taxes	5,354,089	1,159,163	33,628
Income tax benefit (expense) (note 14)	316,669	(342,594)	(9,939)
Net income	5,670,758	816,569	23,689
Net income per common share	1.45	0.19	0.006

See accompanying notes to non-consolidated financial statements.

ACER INCORPORATED

Non-Consolidated Statements of Changes in Stockholders' Equity

Six-month periods ended June 30, 2000 and 2001
(In thousands of New Taiwan dollars)

	Common stock	Stock dividends	Capital surplus	Legal reserve	Unappropriated earnings	Foreign currency translation adjustment	Treasury Stock	Total stockholders' equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2000	31,076,652	-	17,429,103	1,830,655	12,320,600	340,254	-	62,997,264
Net income	-	-	-	-	5,670,758	-	-	5,670,758
Foreign currency translation adjustment	-	-	-	-	-	(225,436)	-	(225,436)
Appropriation approved by the stockholders (note 13):								
Legal reserve	-	-	-	711,126	(711,126)	-	-	-
Cash dividends	-	-	-	-	(1,553,833)	-	-	(1,553,833)
Stock dividends	-	8,098,410	(3,107,665)	-	(4,990,745)	-	-	-
Directors' and supervisors' remuneration	-	-	-	-	(32,925)	-	-	(32,925)
Subsidiary's disposal of treasury stock	-	-	(6,844)	-	-	-	-	(6,844)
Surplus from long-term equity investments accounted for by equity method (note 6)	-	-	(1,336,249)	-	-	-	-	(1,336,249)
Balance at June 30, 2000	31,076,652	8,098,410	12,978,345	2,541,781	10,702,729	114,818	-	65,512,735
Balance at January 1, 2001	39,175,062	-	13,132,315	2,541,781	11,577,572	834,733	(847,724)	66,413,739
Net income	-	-	-	-	816,569	-	-	816,569
Foreign currency translation adjustment	-	-	-	-	-	532,746	-	532,746
Appropriation approved by the stockholders (note 13):								
Legal reserve	-	-	-	654,560	(654,560)	-	-	-
Cash dividends	-	-	-	-	(1,942,752)	-	-	(1,942,752)
Stock dividends	-	4,086,059	(1,942,753)	-	(2,143,306)	-	-	-
Directors' and supervisors' remuneration	-	-	-	-	(20,055)	-	-	(20,055)
Surplus from long-term equity investments accounted for by equity method (note 6)	-	-	(338,292)	-	-	-	-	(338,292)
Common stock acquired by the Company (note 13)	-	-	-	-	-	-	(621,930)	(621,930)
Balance at June 30, 2001	39,175,062	4,086,059	10,851,270	3,196,341	7,633,468	1,367,479	(1,469,654)	64,840,025

See accompanying notes to non-consolidated financial statements.

ACER INCORPORATED

Non-Consolidated Statements of Cash Flows
Six-month periods ended June 30, 2000 and 2001
(In thousands of New Taiwan dollars and US dollars)

	2000	2001	
	NT$	NT$	US$
Cash flows from operating activities:			
Net income	5,670,758	816,569	23,689
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	500,605	592,154	17,179
Gain on disposal of land held for sale and for development	-	(26,753)	(776)
Gain on disposal of property and equipment, net	(1,081)	(602)	(17)
Gain on disposal of short-term investments	(84,754)	(4,526,522)	(131,318)
Gain on disposal of long-term equity investments	(1,345,682)	(2,220,656)	(64,423)
Net investment loss (gain) in long-term equity investments, net of cash dividends received	(3,179,336)	4,141,621	120,151
Changes in operating assets and liabilities:			
Notes and accounts receivable	(724,077)	(512,095)	(14,856)
Receivables from related parties	2,796,444	5,664,727	164,338
Inventories	(2,197,379)	2,619,116	75,982
Prepaid expenses and other current assets	(642,915)	(49,150)	(1,426)
Deferred expenses and other assets	(429,841)	642,453	18,638
Notes and accounts payable	(1,495,923)	(621,562)	(18,032)
Payables to related parties	722,722	(21,826)	(633)
Deferred inter-company profits	(51,090)	(71,626)	(2,078)
Accrued expenses and other current liabilities	656,147	1,957,165	56,779
Other liabilities	22,531	737	22
Cash provided by operating activities	217,129	8,383,750	243,219
Cash flows from investing activities:			
Decrease (increase) in short-term investments	(1,702,051)	6,882,872	199,677
Increase in loans to related parties	(1,861,250)	(97,300)	(2,823)
Proceeds from sales of long-term equity investments	890,140	4,290,450	124,469
Increase in long-term equity investments	(9,453,860)	(4,522,957)	(131,214)
Proceeds from disposal of property, plant and equipment	23,421	19,642	570
Proceeds from disposal of land held for sale and for development	-	166,470	4,830
Additions to property, plant and equipment	(1,789,140)	(423,004)	(12,272)
Decrease in pledged time deposits	1,662,000	-	-
Decrease (increase) in intangible assets	(131,695)	263,939	7,657
Decrease in other assets	59,323	(98,416)	(2,855)
Cash provided by (used in) investing activities	(12,303,112)	6,481,696	188,039

See accompanying notes to non-consolidated financial statements.

ACER INCORPORATED

Non-Consolidated Statements of Cash Flows (continued)

Six-month periods ended June 30, 2000 and 2001
(In thousands of New Taiwan dollars and US dollars)

Cash flows from financing activities:			
Decrease in short-term borrowings	(3,271,633)	(6,397,526)	(185,597)
Repayment of long-term debt	(21,400)	(146,400)	(4,247)
Issuance of convertible bonds	12,240,000	-	-
Redemption of convertible bonds	-	(9,447,590)	(274,082)
Increase in treasury stock	-	(621,930)	(18,042)
Cash provided by (used in) financing activities	8,946,967	(16,613,446)	(481,968)
Net decrease in cash and cash equivalents	(3,139,016)	(1,748,000)	(50,710)
Cash and cash equivalents at beginning of period	4,519,395	2,513,120	72,907
Cash and cash equivalents at end of period	1,380,379	765,120	22,197
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest, excluding capitalized interest	138,475	417,635	12,116
Income taxes	12,498	3,126	91
Supplementary schedules of non-cash investing and financing activities:			
Directors' remuneration and cash dividends payable	1,586,758	1,962,807	56,942

See accompanying notes to non-consolidated financial statements.

June 30, 2000 and 2001
(Amounts expressed in thousands of New Taiwan dollars and US dollars except for per share information and unless otherwise noted)

1. Organization and Business Scope

Acer Incorporated (the "Company") was incorporated on January 19, 1981, as a company limited by shares under the Republic of China ("ROC") Company Law and the ROC Statute for the Establishment and Administration of Science-based Industrial Parks.

The Company is engaged in: (1) the design, manufacture and sale of microprocessor development systems, synthesized voice computer boards and systems, Chinese computer systems and terminals, microcomputers and peripheral devices, electronic communications devices, computers (32-bit, 64-bit and higher computer systems, multi-media computers, all-in-one computers and XCs, network computers, microprocessor-related products, VCDs, CD-ROMs, DVDs, digital satellite TV receivers, PDAs, digital cameras, video conference voice over IP, set-top boxes and the related parts and components thereof; (2) the design, testing and sale of semiconductors; (3) the design, purchase and sale of software programs; and (4) the trading of related products.

2. Summary of Significant Accounting Policies

The Company prepares its non-consolidated financial statements in accordance with accounting principles generally accepted in the ROC. These non-consolidated financial statements are not intended to present the financial position of the Company and the related results of operations and cash flows with accounting principles and practices generally accepted in countries and jurisdictions other than the ROC. The financial statements of the Company's subsidiaries are not consolidated in the accompanying non-consolidated financial statements. The investments in these subsidiaries reflected in these non-consolidated financial statements are accounted for using the equity method as described in point (f). The Company's results from operations for the six-month periods ended June 30, 2000 and 2001, are not necessarily indicative of the results that may be expected for the full year. The significant accounting policies adopted in preparing the non-consolidated financial statements are summarized below.

(a) Foreign currency transactions and translation

The Company's functional and reporting currency is the New Taiwan dollar. Foreign currency transactions are recorded at the exchange rates prevailing at the transaction date. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated using the exchange rates on that date. The resulting unrealized exchange gains or losses are reflected in the accompanying non-consolidated statements of income.

For investments in foreign subsidiaries and investees, which are accounted for by the equity method, the differences resulting from translating foreign financial statements from their functional currency to the reporting currency are reported as a translation adjustment in the non-consolidated balance sheets. Differences resulting from the revaluation of foreign currency loans of a long-term investment nature with the Company's subsidiaries are also accounted for as a translation adjustment. Translation adjustments are reported as a separate component of stockholders' equity in the accompanying non-consolidated balance sheets.

(b) **Cash and cash equivalents**

Cash and cash equivalents consist of cash on hand, cash in banks, time deposits, negotiable time deposits and other cash equivalents. Other cash equivalents represent highly liquid debt instruments, such as treasury bills, commercial paper and bank acceptances, with original maturities of three months or less. Other cash equivalents also include other highly liquid investments which do not have a significant level of market or credit risk related to potential interest rate changes.

(c) **Short-term investments**

Short-term investments are accounted for at acquisition cost and are stated at the lower of cost or market value. Related valuation losses are recorded as non-operating losses. The market value used for publicly listed stock is the average closing price of the last month of the period. The market value of open-end mutual funds is based on the net asset value of the mutual funds at the balance sheet date. The market value of all other short-term investments is based on estimations made by financial institutions. The cost of investments is determined by the specific identification method.

(d) **Allowance for doubtful accounts**

Allowance for doubtful accounts is provided based on the collectibility, aging, and quality analysis of notes and accounts receivable.

(e) **Inventories**

Inventories are stated at the lower of weighted-average cost or market value. Market value represents net realizable value.

(f) **Long-term equity investments**

Long-term equity investments in which the Company owns less than 20% of the investee's voting shares and is not able to exercise significant influence over the investee's operations and financial policies are accounted for by the lower-of-cost-or-market method.

Long-term equity investments in which the Company, directly or indirectly, owns 20% or more of the investee's voting shares, or less than 20% of investee's voting shares but is able to exercise significant influence over the investee's operations and financial policies, are accounted for by the equity method. The difference between the acquisition cost and the net equity of the investee as of the acquisition date is deferred and amortized over five years using the straight-line method, and the amortization is recorded as investment income (loss) in the accompanying non-consolidated statements of income.

If an investee's equity becomes negative and the Company has guaranteed the payments of the investee's debt or has provided other financial commitments to the investee, or if the investee's loss is temporary in nature, then the investment loss continues to be recognized using the equity method. The resulting excess of the investment loss recognized over the related long-term equity investment is accounted for as long-term equity investment credits and, after offsetting receivables from related parties, is recorded as liabilities in the accompanying non-consolidated balance sheets.

(g) **Property, plant and equipment**

Property, plant and equipment are stated at cost. Interest expense related to the construction of plants and buildings and the purchase of machinery and equipment is capitalized and included in the cost of the related asset. Plant and equipment are depreciated over the asset's estimated useful life using the straight-line method.

Gains and losses on the disposal of property, plant and equipment are recorded in the non-operating section of the accompanying non-consolidated statements of income. In accordance with the ROC Company Law, such gains, net of related income taxes, are transferred from unappropriated earnings to capital surplus in the year that the gains are realized.

(h) Intangible assets

Intangible assets are stated at cost and primarily consist of royalties for the use of patents and computer software. These assets are amortized using the straight-line method over their useful lives.

(i) Deferred expenses

Deferred expenses are stated at cost and primarily consist of improvements to buildings used for operations and deferred costs for the issuance of bonds. These charges are amortized using the straight-line method over their estimated useful lives.

(j) Selling and administrative expenses

The Company's selling and administrative ("S&A") expenses include direct expenses incurred for the Infosystems Group ("IPG"), the sole business unit within the Company, and expenses incurred on behalf of subsidiary companies and other business units of the Acer Group whose operations are conducive to IPG's worldwide operations.

To reflect the operating income of IPG in the Company's non-consolidated statement of income, S&A expenses are divided into two parts. The first part, representing the direct expenses for IPG, is included as either selling or administrative expenses in the accompanying non-consolidated statements of income. The second part, representing expenses incurred on behalf of subsidiary companies and other business units of Acer Group, is presented as a reduction to net investment income (loss) in the non-consolidated statement of income.

(k) Retirement plan

In 1984, the Company established a retirement plan and a retirement fund administration committee. This plan provides for lump-sum retirement benefits to retiring employees based on length of service, age and certain other factors. The Company deposits monthly retirement funds equal to a percentage of an employee's total salary with the Central Trust of China and Fubon Business Bank in accordance with the Labor Standards Law.

The Company recognizes a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligation exceeds the fair value of the retirement plan's assets. The Company also recognizes the net periodic pension cost using actuarial techniques.

(l) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax is determined based on differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse. The income tax effects resulting from taxable temporary differences are recognized as deferred income tax liabilities. The income tax effects resulting from deductible temporary differences, operating loss carryforwards and income tax credits are recognized as deferred income tax assets. The realization of the deferred income tax assets is evaluated and, if it is considered more likely than not that the asset will not be realized, a valuation allowance is recognized accordingly.

Classification of deferred income tax assets and liabilities as current or noncurrent is based on the classification of the related asset or liability. If the deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the asset's or liability's expected realization date.

A tax imputation system was adopted in accordance with the amendment of the ROC Income Tax Law. Under this system, the Company may retain the earnings incurred after December 31, 1997, by paying a 10% surtax on such undistributed earnings, and the surtax is accounted for as income tax expense upon the stockholders' resolution on distribution of earnings.

(m) Accounting treatments for interim financial reporting

The Company has adopted ROC SFAS No. 23, "Disclosure and Presentation of Interim Financial Statements", which permits the use of accounting methods different from those used in the annual financial statements for advertisement expense. The Company promotes its own brand name "ACER" and the Acer Group image on a global basis. On an annual basis, the Company adopts promotion plans and, accordingly, establishes annual promotional expenditure budgets. Amounts are accrued on a monthly basis based on the promotional budget. The difference between the accrual and actual dollar amount paid is recorded as either "prepaid expenses and other current assets" or "accrued expenses and other current liabilities" in the accompanying non-consolidated financial statements.

(n) Financial derivatives

(1) Forward foreign currency exchange contracts

Forward foreign currency exchange contracts committed to hedge foreign currency receivables and payables are translated into New Taiwan dollars using year-end exchange rates. The translation difference is recorded as an exchange gain or loss in the accompanying non-consolidated statements of income. The difference between the forward and spot rate on the date the contract is entered into is amortized as an exchange gain or loss over the term of the contract.

(2) Foreign currency options

Foreign currency option premiums are recorded as foreign exchange gains or losses in the accompanying non-consolidated statements of income upon the cash receipt or payment of the premium. The foreign currency options are valued at market value on the balance sheet date. Valuation gains (losses) are recorded as foreign currency exchange gain (loss) in the accompanying non-consolidated statements of income.

(o) Treasury stock

The Company accounts for the cost of purchasing its outstanding stock as "treasury stock" and includes the treasury stock as a component of stockholders' equity in the accompanying non-consolidated balance sheets. Upon disposal of the treasury stock, the excess of the sale proceeds over the cost is accounted for as capital surplus¡Ðtreasury stock. If the sale proceeds are less than cost, the deficiency is accounted for as a reduction of the remaining balance of capital surplus¡Ðtreasury stock. If the remaining balance of capital surplus¡Ðtreasury stock is insufficient to cover the deficiency, the remainder is recorded as a reduction of retained earnings. The cost of treasury stock is computed using the weighted-average method. Cash dividends paid by the Company to its consolidated subsidiaries are also accounted for as capital surplustreasury stock.

If treasury stock is retired, the weighted-average cost of the retired treasury stock is written off to offset the par value and the premium, if any, of the stock retired. If the weighted-average cost written off exceeds the sum of both the par value and the capital surplus premium, the difference is accounted for as a reduction of capital surplus¡Ðtreasury stock, or a reduction of retained earnings for any deficiency where capital surplus¡Ðtreasury stock is insufficient to cover the difference. If the weighted-average cost written off is less than the sum of both the par value and premium, if any, of the stock retired, the difference is accounted for as an increase in capital surplus-treasury stock.

(p) Net income per common share

Net income per common share is based on net income divided by the weighted-average number of common shares outstanding. The increase in the number of outstanding shares through distribution of stock dividends from retained earnings or capital surplus is included in the outstanding shares retroactively. Convertible bonds are included in the computation of net income per common share if they are common stock equivalents and have a diluting effect on net income per common share of more than 3%.

(q) Translation of New Taiwan dollars into United States dollar amounts

The non-consolidated financial statements are stated in New Taiwan dollars. The translation of New Taiwan dollar amounts into U.S. dollars as of and for the six-month period ended June 30, 2001, using the spot rate of the Bank of Taiwan on June 30, 2001, of NT$34.47 to US$1, is included in the non-consolidated financial statements solely for the convenience of the readers. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

3. Cash and Cash Equivalents

The components of cash and cash equivalents as of June 30, 2000 and 2001, are summarized below:

	2000	2001	
	NT$	NT$	US$
Cash on hand	5,614	5,754	167
Cash in banks	100,874	225,465	6,541
Time deposits	217,310	-	-
Commercial paper	1,056,581	533,901	15,489
	1,380,379	765,120	22,197

4. Short-term Investments

The components of short-term investments as of June 30, 2000 and 2001, are summarized below:

	2000	2001	
	NT$	NT$	US$
Mutual funds	2,105,200	4,844,000	140,528
Publicly listed stock	-	4,517,796	131,065
Treasury notes	233,510	-	-
Global fixed income fund	168,585	-	-
Less: allowance for unrealized losses	(23,744)	-	-
	2,483,551	9,361,796	271,593

For the six-month periods ended June 30, 2000 and 2001, the Company disposed of portions of short-term investments and recognized a gain of NT$84,754 and NT$ 4,526,522, respectively, which was recorded as "gain on disposal of investments, net" in the accompanying non-consolidated statements of income.

5. Inventories

The components of inventories as of June 30, 2000 and 2001, are summarized below:

	2000	2001	
	NT$	NT$	US$
Raw materials	7,036,446	3,166,913	91,874
Work in process	1,259,636	434,075	12,593
Finished goods	789,077	152,238	4,417
Inventories in transit	770,777	204,562	5,934
Less: provision for obsolescence and net realizable value	(935,000)	(1,300,000)	(37,714)
	8,920,936	2,657,788	77,104

As of June 30, 2000 and 2001, insurance coverage for inventories amounted to NT$7,766,215 and NT$2,924,823, respectively.

6. Long-term Equity Investments

Long-term equity investments, including the related deferred investment credits and investment income or loss, as of and for six-month periods ended June 30, 2000 and 2001, are summarized below:

Investee	June 30, 2000 Percentage of ownership (%)	Book value NT$	2000 Investment income (loss) NT$
Equity method:			
Acer Sertek Inc. ("ASI")	29.83	1,492,895	152,364
Acer Communication & Multimedia Inc. ("ACM")	29.19	6,928,256	503,048
ADDONICS Technology	38.83	19,454	(133,760)
AMBIT Microsystems Corp. ("AMBIT")	26.15	861,208	140,689
Multiventure Investment Inc. ("MVI")	33.41	248,660	9,576
Acer Investment Inc. ("AIVT")	99.99	858,588	42,601
IPG Holding Corporation ("IPGH")	99.99	451,474	(10,192)
TSMC-Acer Semiconductors Manufacturing Inc.- Common stock and class B preferred stock ("TASMC")	-	-	(15,327)
Acer Labs. Inc. ("ALI")	40.27	1,149,099	(42,778)
Acer Worldwide Inc. ("AWI")	100.00	3,849,474	543,076
Acer Computer International Ltd. ("ACI")	100.00	4,590,748	427,365
AOpen Inc. ("AOI")	45.32	1,094,590	189,621
Acer Information Products (Philippines) Inc. ("AIP")	100.00	735,378	(240,283)
Wistron NeWeb Corporation (formerly "Acer Neweb Corp., Ltd.") ("ANC")	74.95	63,650	(54,137)
Acer Netxus Inc. ("ANI")	49.62	331,384	(38,564)
Acer TWP Corporation ("TWP")	39.25	646,525	26,373
Acer Testing Inc. ("ATI")	20.87	743,248	36,836
AII Holding Corporation ("AIIH")	100.00	3,284,953	(3,703)
Wistron Infocomm (Texas) Corporation (formerly "AII Technologies Inc.") ("AIIT")	100.00	213,754	(225,147)

Acer Information Products (Mexico) S.A. De C.V. ("AIM")	100.00	639,729	10,121
Acer SoftCapital Incorporated (formerly "Acer Investment Worldwide Incorporated") ("ASCBVI")	100.00	2,278,220	27,273
Acer Capital Corporation ("ACT")	99.99	101,883	5,664
Cross Century Investment Limited ("CCI")	99.99	4,944,219	2,428,728
Apacer Technology Inc. ("AMT")	67.85	498,940	114,515
Acer Technology Partners Fund ("ATPF")	33.33	34,912	(925)
Acer Soft Capital Limited ("ASC")	99.99	1,000	21
Acer Digital Services (B.V.I.) Holding Corp. ("ADSBH")	100.00	1,216,752	(112,125)
Taiwan Semiconductor Technology Corp. ("TSTC")	28.30	655,994	(27,452)
Hontung Venture Capital Co., Ltd. ("HVC")	22.58	285,763	6,590
Pacific - Acer Global Internet Corp. ("PAG")	19.00	36,930	(17,680)
Pivotal Networking Taiwan Inc. ("PIVNET")	99.99	100,000	-
CAAonline Inc. ("CAA")	25.00	2,836	(1,289)
Acer Enrich Technology Corp ("AETC")	50.00	500	-
Yang Tanc Inc. ("YTI")	2.00	(782)	(1,176)
Other		(687)	(33,631)
Deferred credits		(1,312,618)	(526,958)
		37,046,929	3,179,334
Cost method or lower-of-cost-or-market method:			
Taiwan Semi-conductor Manufacturing Company, Ltd. ("TSMC")	1.34	4,004,846	-
AV Optronics Corp, (formerly "Acer Display Technology Inc.") ("AV")	3.90	789,127	-
World Wiser Electronics Inc. ("World Wiser")	1.40	43,369	-
Legend Technology	10.13	80,000	-
Nexcell Battery Co., Ltd. ("EAI")	4.70	53,500	-
HITACHI Television (Taiwan) Ltd. ("HITACHI")	15.01	78,000	-
Pacific Cellular Corporation	3.77	753,200	-
W.I. Harper International Corp.	7.00	50,400	22,383
Cyntec Co., Ltd.	0.69	14,742	-
Sheng-Hua Venture Capital Corp. ("SHV")	10.00	200,000	2,218
Bcome Electronics Inc.	8.00	96,000	-
National Venture Capital Co., Ltd.	9.23	50,000	-
Prosperity Venture Capital Co.	6.10	50,000	-
Grand Advance Technology Ltd.	4.00	50,000	-
Taiwan Fixed Network Co., Ltd. ("TFN")	3.23	2,980,000	-
Simplo Technology Co., Ltd.	3.33	32,064	-
		9,325,248	24,601
		46,372,177	3,203,935
Corporate expenses		-	(389,782)
		46,372,177	**2,814,153**

Investee	June 30, 2001 Percentage of ownership (%)	Book value NT$	Book value US$	2001 Investment income (loss) NT$	2001 Investment income (loss) US$
Equity method:					
ASI	28.87	1,564,710	45,393	82,306	2,388
ACM	28.55	7,712,743	223,752	295,959	8,586
AMBIT	24.16	1,557,658	45,189	184,245	5,345
MVI	33.41	150,046	4,353	(8,191)	(238)
AIVT	99.99	892,501	25,892	5,250	152
IPGH	99.99	465,821	13,514	(7,314)	(212)
ALI	40.27	870,258	25,247	(109,732)	(3,183)
AWI	100.00	3,693,478	107,151	(469,130)	(13,610)
ACI	100.00	4,481,465	130,011	(105,000)	(3,046)
AOI	39.75	1,176,383	34,128	186,014	5,396
AIP	100.00	155,352	4,507	(11,061)	(321)
ANC	74.95	49,735	1,443	33,207	963
ANI	50.54	317,765	9,219	(17,496)	(508)
TWP	38.66	610,065	17,698	(52,377)	(1,519)
ATI	20.87	773,433	22,438	(59,998)	(1,740)
AIIH	100.00	235,847	6,842	(2,748,512)	(79,736)
AIIT	100.00	376,340	10,918	(67,590)	(1,961)
AIM	100.00	746,960	21,670	11,513	334
ASCBVI	100.00	2,710,306	78,628	151,080	4,383
ACT	99.99	101,221	2,936	120	3
CCI	100.00	5,765,215	167,253	138,178	4,009
AMT	59.09	524,576	15,218	(66,205)	(1,921)
ATPF	33.33	27,004	783	-	-
ASC	100.00	987	29	2	-
ADSBH	100.00	308,799	8,958	(176,926)	(5,133)
TSTC	28.30	668,711	19,400	(1,506)	(44)
HVC	22.58	283,479	8,224	-	-
PAG	38.80	(34,483)	(1,000)	(36,724)	(1,065)
PIVNET	79.15	38,649	1,121	(17,264)	(500)
CCA	25.00	(4,715)	(137)	(2,150)	(62)
AETC	39.99	22,518	653	(1,374)	(40)
YTI	1.47	171	5	(350)	(10)
Lottery Technology Services Investment Corp.	32.59	25,339	735	229	7
Formosoft International Inc.	30.00	86,900	2,521	(1,372)	(40)
Acer Cyber Center Services Ltd. ("ACCSI")	66.64	936,663	27,173	(29,947)	(869)
Acer Computer Hungary Iparies Kereskedelmi Korlatolt Felelossegu Tarsasag ("AHK")	100.00	72,028	2,090	-	-
Wistron Corporation	-	10,000	290	-	-
Other		(114,502)	(3,321)	14,869	431
Deferred credits		(1,374,171)	(39,866)	58,124	1,686
		35,885,255	1,041,058	(2,829,123)	(82,075)

Cost method or lower-of-cost-or-market method:					
World Wiser	0.76	27,724	804	-	-
EAI	4.70	-	-	(53,500)	(1,552)
HITACHI	15.01	78,000	2,263	-	-
Legend Technology	10.13	80,000	2,320	-	-
W.I. Harper International Corp.	7.00	50,400	1,462	8,000	232
Cyntec Co., Ltd.	-	-	-	42,000	1,219
SHV	10.00	200,000	5,802	836	24
Bcome Electronics Inc.	9.62	186,000	5,396	-	-
National Venture Capital Co., Ltd.	9.23	50,000	1,451	-	-
Prosperity Venture Capital Co.	6.10	50,000	1,451	-	-
Grand Advance Technology Ltd.	4.00	50,000	1,451	-	-
TFN	3.23	2,980,000	86,452	-	-
Simplo Technology Co., Ltd.	3.33	32,064	930	-	-
Incomm Technologies Co.,	15.00	41,700	1,209	-	-
CDIB High Tech Investment Inc. ("CDIB")	3.57	50,000	1,451	-	-
Visionetics International Inc.	17.78	61,200	1,775	-	-
		3,937,088	114,217	(2,664)	(77)
		39,822,343	1,155,275	(2,831,787)	(82,152)
Corporate expenses		-	-	(433,808)	(12,585)
		39,822,343	1,155,275	(3,265,595)	(94,737)

Deferred credits of long-term equity investments represent the unamortized balance of deferred gains and losses derived from the transfer of investment ownership within the Acer Group.
Significant changes in long-term equity investments for 2000 and 2001 are stated below:

(a) In the first half of 2001, the Company increased investments in AIIH, AWI, CCI, AMT, ACCSI and AHK by NT$324,500, NT$427,830, NT$1,000,000, NT$330,848, NT$1,000,000 and NT$72,028, respectively. In the first half of 2000, the Company increased investments in AIIH, ANI, ASCBVI, ADSBH, ASI, TWP and TFN by NT$2,165,760, NT$222,274, NT$940,040, NT$1,081,958, NT$130,000, NT$292,800, and NT$2,980,000, respectively.

(b) In the first half of 2001, by selling portions of the Company's ownership in ACM, ASI, TWP, TSMC, AOI and AMBIT, and by selling portions of CCI's ownership in ALI, Pacific Cellular Corporation, and AOI, the Company and its subsidiaries recognized a gain of NT$2,462,106, of which NT$241,450 was recorded as investment income related to CCI and NT$2,220,656 was recognized as "gain on disposal of investments, net" in the accompanying non-consolidated statements of income. In the first half of 2000, by selling portions of the Company's ownership in AMT and Pacific Cellular Corporation, and by selling portions of AWI's and CCI's ownership in ALI, ASI, TASMC and ACM, the Company and its subsidiaries recognized a gain of NT$4,232,460, of which NT$2,892,444 was recorded as investment income related to CCI and AWI and NT$1,340,016 was recognized as "gain on disposal of investments, net" in the accompanying non-consolidated statements of income.

(c) In May 2001, as a part of corporate restructuring in reducing the investment in non-core business, the Board of Directors of the Company resolved to reclassify the investment in TSMC, Pacific Cellular Corporation and AU Optomics Corp. at cost as short-term investments and to sell these investments in the near future.

(d) As a result of the Company's corporate restructuring to enhance efficiency in its vertical integration of operations and to reinforce "end to end" customer service, the Company purchased the remaining outstanding common shares of ACI at US$1.2 per share in the first half of 2000 for US$82,323 (NT$2,533,459). After completion of the purchase, ACI became a wholly owned subsidiary of the Company and was delisted from the Singapore Stock Exchange. The difference between the capital surplus of NT$635,348 resulting from ACI's initial public offering on the Singapore Stock Exchange and the excess amount of NT$844,738 paid by the Company to delist ACI was recorded as long-term equity investments in the accompanying non-consolidated balance sheets.

(e) For the same reasons as described in (d) above, on January 12, 2000, the Company declared its intention to purchase 100% of the outstanding common shares of Acer Computec Latino America S.A. de C.V. ("ACLA") at 6.10 Mexican pesos (US$0.66) per share for US$6.5 million in order to make it a wholly owned subsidiary and delist it from the Mexico Stock Exchange. From March 27 through April 14, 2000, AIIH, a wholly owned subsidiary of the Company, purchased a portion of the outstanding common shares of ACLA on the Mexico Stock Exchange, resulting in total ownership of 88.2%. ACLA was delisted from the Mexico Stock Exchange in February 2001. The Company intends to purchase the remaining outstanding shares in the future.

(f) TASMC entered into an agreement with TSMC to be merged into TSMC. The effective date of the merger was June 30, 2000. As a result of the merger, the Company owned 156,448,628 common shares of TSMC, or approximately 1.34% of TSMC's outstanding common shares, as of June 30, 2000. The book value of the investment in TASMC as of June 30, 2000, was accounted for as the cost of the investment in TSMC.

7. Insurance Coverage of Property, Plant and Equipment

As of June 30, 2000 and 2001, the insurance coverage for depreciable property, plant and equipment and property leased out under operating leases amounted to NT$5,688,061 and NT$6,401,511, respectively.

For the six-month periods ended June 30, 2000 and 2001, the Company capitalized interest amounting to NT$6,291 and NT$2,603, respectively. The related capitalized interest rate for both periods was 7.2%.

8. Intangible Assets

The components of intangible assets as of June 30, 2000 and 2001, are summarized as follows:

	2000	2001	
	NT$	NT$	US$
Deferred royalties	59,099	-	-
Deferred software costs	740,786	363,632	10,549
Deferred pension cost	-	11,766	342
	799,885	375,398	10,891

9. Deferred Expenses and Other Assets

The components of deferred expenses and other assets as of June 30, 2000 and 2001, are summarized as follows:

	2000	2001	
	NT$	NT$	US$
Deferred expenses:			
Deferred cost for issuance of bonds	237,393	17,993	522
Deferred maintenance and improvements costs	239,755	108,924	3,160
	477,148	126,917	3,682
Other assets:			
Land held for sale and for development	3,356,489	2,799,235	81,208
Property under operating leases	302,280	376,537	10,924
Idle assets	-	454,022	13,172
Refundable deposits	51,979	56,227	1,631
Net retirement plan assets	34,100	56,614	1,642
Deferred income tax assets	1,228,877	1,731,719	50,238
	4,973,725	5,474,354	158,815
	5,450,873	5,601,271	162,497

On May 18, 2001, a portion of the Company's office premises suffered fire damage. As of June 30, 2001, since the building had not yet been repaired the Company reclassified NT$177,056 of the damaged building at the carrying amount and NT$276,966 of the related land as "idle assets". Management of the Company reasonably estimated that approximately NT$40,000 of losses will not be indemnified by the insurance company. The amount was recognized as "non-operating loss "other loss" in the accompanying non-consolidated statement of income.

10. Short-term Borrowings

Short-term borrowings as of June 30, 2000 and 2001, are summarized as follows:

	2000	2001	
	NT$	NT$	US$
Loans for purchase of raw materials	-	2,762,699	80,148

In the first half of 2001, the average interest rate on the above short-term borrowings was 4.46%.

Unused credit facilities as of June 30, 2000 and 2001, amounted to approximately NT$27,029,458 and NT$27,490,654, respectively. The Company is not required to pay commitment fees on these facilities.

11. Long-term Debt

Long-term debt as of June 30, 2000 and 2001, is summarized as follows:

	2000	2001	
	NT$	NT$	US$
(a) For the purchase of machinery and equipment, credit facilities were obtained from Chiao-Tung Bank. The principal is payable in 11 semi-annual installments beginning in March 1997 at interest rates of 6.64% and 6.55% in 2000 and 2001, respectively.	35,700	17,900	519

(b) To facilitate the promotion of the "Acer" brand, a loan amounting to NT$100,000 was obtained from the Farmers' Bank of China. The principal is payable in eight semi-annual installments beginning in January 1999 at interest rates of 6.15% and 6.08% in 2000 and 2001, respectively	62,500	37,500	1,088
(c) To facilitate working capital needs, two-year revolving loans that mature in December 2002 were obtained from the International Bank of Taipei at an interest rate of 6.00%. The principal is payable in four semi-annual installments beginning in January 2001.	-	375,000	10,879
	98,200	430,400	12,486
Less: current installments	(42,800)	(292,900)	(8,497)
Total long-term debt, excluding current installments	55,400	137,500	3,989

The Company has provided property, plant and equipment as collateral for the above loans. Please refer to note 17 for a description of pledged assets related to these loans.

12. Bonds Payable

(a) A summary of the bonds payable as of June 30, 2000 and 2001, is as follows:

	2000	2001	
	NT$	NT$	US$
Secured domestic bonds	3,000,000	6,000,000	174,064

Five-year, 5.76% secured domestic bonds with face value of NT$3,000,000 were issued on January 21, 2000. The maturity date is January 20, 2005. Interest is paid annually, and principal is paid in whole at maturity. The bonds are secured by common shares of AMBIT, ASI, and ACM owned by the Company based on the fair market value of these stocks at the ratio of 2:3:5.

Five-year, 5.26% secured domestic bonds with face value of NT$3,000,000 were issued from December 12 through 27, 2000. The maturity dates are five years subsequent to the issuance dates. Interest is paid annually, and principal is paid in whole at maturity. The bonds are secured by common shares of AMBIT, ASI, and ACM owned by the Company based on the fair market value of these stocks at a ratio of 2:2:6.

(b) Bonds payable classified as current liabilities as of June 30, 2000 and 2001, were as follows:

	2000	2001	
	NT$	NT$	US$
Unsecured overseas convertible bonds	9,246,000	476,410	13,821

Five-year, zero-coupon unsecured overseas convertible bonds were issued on February 1, 2000, with a maturity date of February 1, 2005. The bonds are redeemable at 100% of their face amount on February 1st of each year prior to maturity. The bonds are convertible into the Company's common shares or Global Depositary Receipts ("GDRs") from March 2, 2000, to January 1, 2005, or the fifth business day prior to any earlier redemption of the Bonds by the Company. The conversion price is NT$77.65 per share for common stock and US$12.69 per unit for GDRs.

As of June 30, 2001, bonds with a par value of US$286,179 had been redeemed at the option of the bondholders, and the related payable was US$13,821.

13. Stockholders' Equity

(a) Common stock

As of June 30, 2000 and 2001, the Company's authorized common stock consisted of 4,500,000,000 shares and 5,700,000,000 shares, respectively, of which 3,107,665,178 shares and 3,917,506,157 shares were issued and outstanding, respectively. The par value of the Company's common stock is NT$10 per share.

On June 26, 2001, the Company's stockholders resolved to distribute cash dividends of NT$1,942,752 and remuneration for directors and supervisors of NT$20,055, and to transfer unappropriated earnings of NT$2,143,306 and capital surplus of NT$1,942,753 to common stock by issuing 408,606,000 shares of common stock dividends. The stock issuance was authorized by and registered with the governmental authorities. 6.F.3

On June 13, 2000, the Company's stockholders resolved to distribute cash dividends of NT$1,553,833 and remuneration for directors and supervisors of NT$32,925, and to transfer unappropriated earnings of NT$4,990,745 and capital surplus of NT$3,107,665 to common stock by issuing 809,841,000 shares of common stock dividends. The stock issuance was authorized by and registered with the governmental authorities.

(b) Treasury stock

For the Company's employee stock option plan, the Company repurchased 59,443,000 shares of common stock at a total cost of NT$1,469,654 as of June 30, 2001. In accordance with the Company's Board decision, the Company repurchased 89,803,000 shares of common stock at a total cost of NT$1,696,243 from July 1 through August 22, 2001. According to SFC regulations, treasury stock can not be pledged for debts. Until the treasury stock is disposed of or transferred to employees, treasury stock does not carry any shareholder rights.

According to SFC regulations, the number of shares of treasury stock can not exceed 10% of the number of shares issued. Moreover, the total amount of treasury stock can not exceed the sum of retained earnings, paid-in capital in excess of par value, and realized capital surplus. From January 1 through August 22, 2001, the Company owned treasury stock of 149,246,000 shares at a total cost of NT$3,165,897, which is below its maximum limitation pursuant to SFC regulations.

(c) Capital surplus

As of June 30, 2000 and 2001, the components of capital surplus were as follows:

	2000	2001	
	NT$	NTS	US$
Paid-in capital in excess of par value	3,134,751	2,006,047	58,197
Transfer of gain on disposal of assets from unappropriated earnings	10,434	240,754	6,984
Paid-in capital in excess of par value resulting from conversion of convertible bonds	7,575,194	6,761,146	196,146
Forfeited interest resulting from conversion of convertible bonds	940,460	940,460	27,283
Surplus from long-term equity investments accounted for by the equity method	1,287,890	855,265	24,812
Surplus related to the sale of treasury stock by a subsidiary of the Company	29,616	47,598	1,381
	12,978,345	10,851,270	314,803

With the exception of capital surplus originating from long-term equity investments accounted for using the equity method, capital surplus can only be used to offset an accumulated deficit or to increase issued common stock.

Issuance of stock dividends from paid-in capital in excess of par value can be made once a year and cannot be made in the same year that such cash subscription is received. Additionally, the amount of stock issued is subject to certain restrictions imposed by the ROC's SFC.

(d) Legal reserve and unappropriated earnings

The Company's articles of incorporation stipulate that the balance of annual income after deducting accumulated deficit, if any, must be set up as a legal reserve equal to 10% of such balance. The remaining balance, if any, can be distributed as follows:

- 5% to 10% of the unappropriated earnings as employee bonuses;
- 1% of unappropriated earnings as remuneration for directors and supervisors; and
- the remainder, after retaining a certain portion for business considerations, as dividends and bonuses for stockholders.

According to the ROC Company Law, the Company must retain 10% of its annual income as a legal reserve until such retention equals the amount of authorized common stock. This retention is accounted for by transfers to a legal reserve upon approval at a stockholders' meeting. The legal reserve can be used to offset an accumulated deficit and may be distributed in the following manner: (i) when it reaches an amount equal to one-half of the paid-in capital, it can be transferred to common stock at the amount of one-half of legal reserve; and (ii) when it reaches an amount exceeding one-half of the authorized common stock, dividends and bonuses can be distributed based on the excess portion of the legal reserve.

14. Income Taxes

(a) According to the amendment of the ROC statute for the Establishment and Administration of Science-based Industrial Park on January 20, 2001, the Company is subject to ROC income tax at a maximum rate of 20% and 25% for years 2000 and 2001, respectively.

(b) The Company's income derived from qualifying products, which are financed by raising new capital, is tax-exempt for a period of four years. Fiscal years 2000 and 2001 are included in the tax-exempt period.

(c) The components of income tax benefit (expense) for the six-month periods ended June 30, 2000 and 2001, are summarized as follows:

	2000	2001	
	NT$	NT$	US$
Current income tax benefit (expense)	71,173	(162,540)	(4,715)
Deferred income tax benefit (expense)	245,496	(180,054)	(5,224)
	316,669	(342,594)	(9,939)

The components of deferred income tax benefit (expense) for the six-month periods ended June 30, 2000 and 2001, are summarized as follows:

	2000	2001	
	NT$	NT$	US$
Net investment loss (income) recognized by the equity method	(1,202,134)	905,203	26,260
Change in unrealized foreign currency exchange loss, net	(24,177)	58,045	1,684
Inventory provisions	(20,531)	5,798	168
Change in unrealized inter-company profits	(10,218)	(17,907)	(520)
Change in unrealized warranty expenses	(18,349)	6,451	187
Investment tax credits	325,325	206,366	5,987
Effect of change in income tax rate	-	122,669	3,559
Accrued restructuring cost	-	282,430	8,194
Other	79,263	52,916	1,535
Change in valuation allowance for deferred income tax assets	1,116,317	(1,802,025)	(52,278)
	245,496	(180,054)	(5,224)

(d) The differences between the expected income tax based on the pre-tax income at the Company's statutory income tax rate and the actual income tax benefit (expense) reported in the accompanying non-consolidated statements of income are summarized as follows:

	2000	2001	
	NT$	NT$	US$
Expected income tax expense	(1,070,818)	(289,791)	(8,407)
Tax-exempt investment income	690,251	62,909	1,825
Gain on disposal of marketable securities not subject to income tax	284,955	1,675,995	48,622
Tax-exempt income from qualifying products	24,337	-	-
Investment tax credits	260,715	206,366	5,987
Effect of change in income tax rate	-	(122,669)	(3,559)
Prior year adjustments	287,392	(130,609)	(3,789)
Valuation allowance	(140,200)	(1,802,025)	(52,278)
Other	(19,963)	57,230	1,660
Actual income tax benefit (expense)	316,669	(342,594)	(9,939)

(e) The balance sheet classification of deferred income tax assets (liabilities) as of June 30, 2000 and 2001, is as follows:

	2000	2001	
	NT$	NT$	US$
Current:			
Deferred income tax assets	1,213,902	1,448,763	42,030
Valuation allowance for deferred income tax assets	-	(470,787)	(13,658)
Net deferred income tax	1,213,902	977,976	28,372
Deferred income tax liabilities	-	(144,190)	(4,183)
Net deferred income tax assets - current	1,213,902	833,786	24,189
Non-current:			
Deferred income tax assets	1,878,959	5,102,752	148,035
Valuation allowance for deferred income tax assets	(506,325)	(3,255,911)	(94,457)
Net deferred income tax assets	1,372,634	1,846,841	53,578
Deferred income tax liabilities	(143,757)	(115,122)	(3,340)
Net deferred income tax assets - non-current	1,228,877	1,731,719	50,238

Total deferred income tax assets	3,092,861	6,551,515	190,065
Total deferred income tax liabilities	(143,757)	(259,312)	(7,523)
Total valuation allowance	(506,325)	(3,726,698)	(108,115)

The net deferred income tax assets - current and net deferred income tax assets - noncurrent are classified as "prepaid expenses and other current assets" and "deferred expenses and other assets," respectively, in the accompanying non-consolidated balance sheets.

(f) The components of deferred income tax assets (liabilities) as of June 30, 2000 and 2001, are summarized as follows:

	2000	
	Amount NT$	Tax effect NT$
Deferred income tax assets:		
Investment loss recognized by the equity method	2,531,625	506,325
Inventory provisions	1,145,248	229,050
Unrealized inter-company profits	211,345	42,269
Unrealized warranty expenses	905,372	181,075
Unrealized foreign currency exchange loss, net	103,595	20,719
Investment tax credits	1,931,891	1,931,891
Other	907,662	181,532
		3,092,861
Deferred income tax liabilities:		
Investment income recognized by the equity method	718,783	143,757

	2001	
	Amount NT$	Tax effect NT$
Deferred income tax assets:		
Investment loss recognized by the equity method	9,565,563	2,391,391
Inventory provisions	2,223,110	555,777
Unrealized inter-company profits	222,544	55,636
Unrealized warranty expenses	822,517	205,629
Accrued restructuring cost	1,129,722	282,430
Investment tax credits	2,886,254	2,886,254
Other	697,585	174,398
		6,551,515
Deferred income tax liabilities:		
Investment income recognized by the equity method	460,488	115,122
Unrealized foreign currency exchange gain, net	576,759	144,190
		259,312

(g) The Company receives investment tax credits for investment in certain high-tech industries, for the purchase of automatic machinery and equipment, for research and development expenditures, and for employee training. The investment tax credits can be used to offset the current year's income tax liability (a maximum of 50% of the liability related to high-tech investment and a maximum of 50% related to the combined cost of machinery and equipment purchases and research and development expenditures). Generally, any unused tax credits can be carried forward for the next four years.

As of June 30, 2001, unused investment tax credits available to the Company were as follows:

Expiration date	Unused investment tax credits NT$	US$
December 31, 2001	188,356	5,464
December 31, 2002	528,171	15,323
December 31, 2003	524,096	15,204
December 31, 2004	1,454,795	42,205
December 31, 2005	190,836	5,536
	2,886,254	83,732

(h) Imputation credit account ("ICA") and creditable ratio

Beginning in 1998, an integrated income tax system was implemented. Under the new tax system, the income tax paid at the corporate level can be used to offset an ROC resident stockholder's individual income tax liability. The Company was required to establish an ICA account to maintain a record of the corporate income taxes paid and imputation credit that can be allocated to each resident stockholder. The credit available to the ROC resident stockholders is calculated by multiplying the dividend by the creditable ratio. The creditable ratio is calculated by dividing the balance of the ICA by earnings retained since January 1, 1998.

The non-resident stockholders are not eligible for the imputation credit. However, the 10% income surtax paid on any unappropriated earnings of the years following December 31, 1997, can be used to offset the dividend withholding tax to be withheld from non-resident stockholders upon distribution of such earnings to such stockholders. As of June 30, 2000 and 2001, the information related to the integrated tax system was as follows:

	2000	2001	
	NT$	NT$	US$
ICA balance	136,218	179,033	5,194

	2000	2001 (expected)
ICA creditable ratio	3.60%	4.11%

Unappropriated earnings:

	2000	2001	
	NT$	NT$	US$
Before January 1, 1998	5,022,435	5,022,435	145,705
From January 1, 1998	5,680,294	2,611,033	75,748
	10,702,729	7,633,468	221,453

(i) The ROC income tax authorities have examined and assessed the income tax returns of the Company for all fiscal years through December 31, 1996.

15. Restructuring Plan

On June 26, 2001, the Company's shareholders meeting approved a restructuring plan that will streamline the Acer Group's organizational structure to enhance its competitiveness. According to the plan, the design and manufacturing services business for information technology products separated from the Company to be carried on by a newly established subsidiary company, Wistron, while the Company continues to concentrate on marketing, distribution, and services related to Acer-brand information technology products.

As a result of the restructuring plan and changes in operations, the Company identified and wrote off certain uneconomic or unuseful assets within the Acer Group in June 2001. The Company recorded NT$4.1 billion losses as at June 30, 2001, including NT$1.8 billion for goodwill associated with acquisition of selling channel, NT$1.3 billion for inventories, NT$0.5 billion for deferred software costs and royalties, and NT$0.5 billion for write off and relocation of property, plant and equipment. Of the NT$4.1 billion losses, NT$1.3 billion was recorded by the Company as restructuring cost and NT$2.8 billion as "investment loss" in the accompanying non-consolidated statements of income.

The Company will transfer related property, plant and equipment and other related assets to Wistron by sales or lease according to related government regulations.

16. Transactions with Related Parties

(a) The names and relationship of the related parties with which the Company had significant transactions are shown below:

Name	Relationship
Acer Investment Inc. ("AIVT")	Subsidiary of the Company
Acer Worldwide Inc. ("AWI")	Subsidiary of the Company
Acer Computer International, Ltd. ("ACI")	Subsidiary of the Company
Acer Information Products (Philippines) Inc. ("AIP")	Subsidiary of the Company
AII Holding Corporation ("AIIH")	Subsidiary of the Company
Acer Information Products (Mexico) S.A. de C.V. ("AIM")	Subsidiary of the Company
AII Technologies Inc. ("AIIT")	Subsidiary of the Company
Acer Cyber Center Services Ltd. ("ACCSI")	Subsidiary of the Company
Apacer Technology Inc. ("AMT")	Subsidiary of the Company
Acer Capital Corporation ("ACT")	Subsidiary of the Company
Acer Netxus Inc. ("ANI")	Subsidiary of the Company
Wistron NeWeb Corporation (formerly: Acer Neweb Corp., Ltd.) ("ANC")	Subsidiary of the Company
Acer Market Services Ltd. ("AMS")	Subsidiary of the Company
Acer Property Development Inc. ("APDI")	Subsidiary of AIVT
Acer Information Inc. ("AIF")	Subsidiary of AIVT
AN KAI Enterprise ("ANKAI")	Subsidiary of APDI
Min Tour Inc. ("MTI")	Subsidiary of APDI
Acer America Corp. ("AAC")	Subsidiary of AWI
Acer European Holdings N.V. Inc. ("AEH")	Subsidiary of AWI
Acer Computer KK Japan ("ACKK")	Subsidiary of AIIH
Acer Information Product (Zhong Shan) Inc. ("AIZ")	Subsidiary of AIIH
Acer Advanced Labs, Inc. ("AAL")	Subsidiary of AIIH
Integrated Manufacturing Service ("IMS")	Subsidiary of AIIH
Acer Computec Latino America S. A. de C. V. ("ACLA")	Subsidiary of AIIH
Acer Sales & Distribution Ltd. ("ASD")	Subsidiary of ACI
Logistron Services Pte. Ltd. ("LGS")	Subsidiary of ACI
Acer Computer B.V. (Holland) ("ACH")	Subsidiary of AEH
Acer U.K. Limited ("AUK")	Subsidiary of AHN
Acer Computer GmbH ("ACG")	Subsidiary of AHN

Acer Computer France S.A.R.L. ("ACF")	Subsidiary of AHN
Acer Italy S.R.L. ("AIT")	Subsidiary of AHN
Acer Computer Iberica, S.A. ("AIB")	Subsidiary of AHN
Acer Europe Services S.R. L. ("AES")	Subsidiary of AHN
Acer Scandinavia A/S ("ACD")	Subsidiary of ACH
Acer Computer Sweden AB ("ACW")	Subsidiary of ACH
Acer Computer (Switzerland) AG ("ASZ")	Subsidiary of ACG
Acer Sertek Inc. ("ASI")	Investee accounted for by equity method
AOpen Inc. ("AOI")	Investee accounted for by equity method
Acer Communication & Multimedia Inc. ("ACM", formerly Acer Peripherals Inc.)	Investee accounted for by equity method
Acer Labs, Inc. ("ALI")	Investee accounted for by equity method
Ambit Microsystems Corp. ("AMBIT")	Investee accounted for by equity method
AU Optronics Corp. (formerly: Acer Display Technologies, Inc.) ("AU")	Investee of ACM accounted for by equity method
AOpen Computer B.V. ("AOE")	Subsidiary of AOI
AOpen Technology Incorporated ("AOTH")	Subsidiary of AOI
Acer Communications & Multimedia Europe ("CME")	Subsidiary of ACM
Acer Latin America, Inc. ("ALA")	Subsidiary of ACLA
Acer do Brazil Limitada ("ABR")	Subsidiary of ACLA
Acer Computec Mexico, S.A. de C.V. ("AMEX")	Subsidiary of ACLA
Stan Shih	Chairman of the Company

(b) Significant transactions with related parties as of and for the six-month periods ended June 30, 2000 and 2001, are summarized below:

(1) Sales to:

	2000		2001		
	Amount	Percentage of net sales	Amount		Percentage of net sales
	NT$		NT$	US$	
AIT	3,382,223	6	3,114,077	90,342	9
ASD	3,266,282	6	2,851,856	82,734	8
ASI	2,424,147	4	1,674,091	48,567	5
AIIT	7,710,688	14	1,283,718	37,242	4
ACG	1,084,368	2	1,283,907	37,247	4
AAC	2,518,309	5	988,248	28,670	3
AIIH	1,667,757	3	934,118	27,099	3
AMS	1,046,730	2	857,233	24,869	2
AUK	634,886	1	845,231	24,521	2
ALA	780,892	2	547,232	15,876	1
AIB	492,987	1	530,266	15,383	1
ACF	371,296	-	512,739	14,875	1
ASZ	742,696	1	470,172	13,640	1
Other	2,154,736	4	2,279,887	66,141	6
	28,277,997	51	18,172,775	527,206	50

Trading terms of sales transactions with related parties require payment within 30 to 90 days after the shipment of goods. Except for the aforementioned payment terms, other trading terms with related parties are not significantly different from those with third-party customers.

(2) Purchases from:

	2000		2001		
	Amount	Percentage of net purchases	Amount		Percentage of net purchases
	NT$		NT$	US$	
AIIH	1,149,784	2	3,125,984	90,687	11
AU	1,895,618	4	1,010,590	29,318	4
ALI	198,065	-	343,593	9,968	1
AMBIT	1,437,888	3	338,076	9,808	1
ASD	284,030	1	191,847	5,566	1
AOTH	40,420	-	151,374	4,391	-
Other	1,095,205	2	458,301	13,296	2
	6,101,010	12	5,619,765	163,034	20

Trading terms of purchase transactions with related parties are not significantly different from those with third-party suppliers.

As of June 30, 2000 and 2001, unrealized inter-company profits of NT$211,345 and NT$426,477, respectively, relating to the above sales and purchases and to transactions of property, plant and other assets transactions with related parties were classified as "deferred inter-company profits" in the accompanying non-consolidated balance sheets.

The abovementioned purchases and sales with related parties do not include the transactions between the Company and the Company's subsidiary AIP. AIP, the Company's assembly factory in the Philippines, imported raw materials from the Company and sold the related finished goods back to the Company after assembly. For the six-month periods ended June 30, 2000 and 2001, the Company's sales to AIP amounted to NT$8,222,003 and NT$7,619,607, respectively. The finished goods sold back to the Company amounted to NT$12,364,652 and NT$11,038,100, respectively. The Company reversed the sales to AIP against the purchases of the finished goods from AIP. The related accounts receivable and accounts payable were netted in the accompanying non-consolidated balance sheets.

(3) Notes and accounts receivable/payable resulting from the above sale and purchase transactions:

	June 30,				
	2000		2001		
	Amount	%	Amount		%
	NT$		NT$	US$	
Notes and accounts receivable:					
ALA	1,169,839	6	2,372,384	68,825	15
AAC	1,675,450	8	1,491,699	43,275	9
AIIT	3,270,388	17	1,438,424	41,730	9
AIT	1,373,573	7	1,286,547	37,324	8
ACG	861,859	4	1,138,064	33,016	7
ACF	262,812	-	880,026	25,530	6
ASI	1,180,188	6	700,785	20,330	4
ASD	568,644	3	523,458	15,186	3
AUK	225,330	1	406,514	11,793	3

AIB	193,572	1	285,859	8,293	2
Other	2,275,710	13	1,079,993	31,331	7
	13,057,365	66	11,603,753	336,633	73

	June 30,				
	2000		2001		
	Amount	%	Amount		%
	NT$		NT$	US$	
Notes and accounts payable:					
AIP	1,398,714	9	2,172,306	63,020	28
AIIH	-	-	326,122	9,461	4
AU	791,472	5	215,013	6,238	3
ALI	95,830	1	154,239	4,475	2
AMBIT	276,848	2	48,772	1,415	1
Other	647,033	4	268,429	7,787	3
	3,209,897	21	3,184,881	92,396	41

(4) Loans to related parties 6.E.11(a)(x)

Short-term loans to related parties, and the related receivable balances, interest rates, and interest income are summarized below:

	2000		2001		
	Amount	Month	Amount		Month
	NT$		NT$	US$	
Maximum balance:					
ASD	2,157,400	Jun.	2,412,900	70,000	Jun.

	June 30,		
	2000	2001	
		NT$	US$
Receivable balance:			
ASD	2,157,400	2,412,900	70,000

	2001			
	Interest income	Interest rate (%)	Accrued interest as at June 30,	
	NT$		NT$	US$
Related interest:				
ASD	81,179	7	28,620	830

(5) Management service charges

The Company provides management services to various related parties. Fees charged for these services are based on the actual cost of the services provided. These fees are recorded as a reduction to operating expenses. The related charges for the six-month periods ended June 30, 2000 and 2001, amounted to NT$55,724 and NT$36,594, respectively. The aggregate receivable balance related to these charges amounted to NT$40,269 and NT$36,594, as of June 30, 2000 and 2001, respectively.

(6) Transactions of property, plant and other assets

In June 2001, the Company entered into an agreement to sell a parcel of land located in Taoyuan County to MTI for NT$94,450. The unrealized gain on disposal amounted to NT$34,746 and was classified as "deferred inter-company profit" in the accompanying non-consolidated balance sheet. As of June 30, 2001, the registration of land had been completed and the outstanding receivables from the above transaction amounted to NT$74,468.

In June 2000, the Company entered into an agreement to sell a parcel of land located in Taoyuan County to ANKAI for NT$360,000. The unrealized gain on disposal amounted to NT$169,186 and was classified as "deferred inter-company profit" in the accompanying non-consolidated balance sheet. As of June 30, 2001, the registration of land had been completed and the outstanding receivables from the above transaction amounted to NT$116,000.

In May 1997, the Company entered into a real estate development agreement with AIF. Pursuant to this agreement, the Company provided a parcel of land located in Taoyuan County for the construction of Aspire Park¡Ðphase III. AIF is responsible for construction of the residential buildings. Each party is responsible for selling the buildings and land allocated to it. The construction commenced in April 1998. The sale price of the land received by AIF on behalf of the Company amounted to NT$222,731 and NT$511,917 and was recorded as "receivables from related party" as of June 30, 2000 and 2001, respectively. Commissions paid by AIF on behalf of the Company amounted to NT$23,835 and NT$0 for the six-month periods ended June 30, 2000 and 2001, respectively, and were recorded as commissions payable to related party.

(7) Rental income

In 2000 and 2001, AOI entered into an operating lease contract with the Company for use of a plant located in Taoyuan County and an office located in Taipei. Rental income for the Company related to the lease contract for the six-month periods ended June 30, 2000 and 2001, amounted to NT$13,410 and NT$22,901, respectively. The related receivables as of June 30, 2000 and 2001, amounted to NT$2,347 and NT$9,030, respectively. Such plant held for rental is classified as "deferred expenses and other assets" in the accompanying non-consolidated balance sheets.

(8) Allocation of research and development expenses

For the six-month periods ended June 30, 2000 and 2001, research and development expenses allocated to the Company from AAL amounted to NT$111,312 and NT$134,973, respectively. The related payables to AAL as of June 30, 2000 and 2001, were NT$36,945, and NT$18,042, respectively.

For the six-month periods ended June 30, 2000 and 2001, research and development expenses allocated to the Company from AAC amounted to NT$203,210 and NT$138,397, respectively. The related payables to AAC as of June 30, 2000 and 2001, were NT$14,791 and NT$49,159, respectively.

(9) Debt transfers

AIIT transferred its trade receivables from AIIH to offset its trade payables balance with the Company. The related receivable balance from AIIH after the transfer amounted to NT$1,376,034 as of June 30, 2000. This balance is classified as "receivables from related parties" in the accompanying non-consolidated balance sheets, and was received in December 2000.

(10) Advances to/from related parties

(a) Advances to related parties

The Company paid certain costs on behalf of related parties, including plant and equipment costs, water and electricity expenses, rental, royalties, brand-name usage fees, and other miscellaneous expenses. As of June 30, 2000 and 2001, the related outstanding receivables were included in advances to related parties.

The receivable balance from each related party is shown below:

	June 30,		
	2000	2001	
		NT$	US$
AMEX	10,664	274,926	7,976
ACM	-	111,511	3,235
Other	67,409	239,805	6,957
	78,073	626,242	18,168

(b) Advances from related parties

Related parties paid certain expenses on behalf of the Company, including advertising and promotional expenses, salaries for overseas employees, consulting fees and travel expenses. In addition, payments from certain customers related to receivable balances of subsidiary companies were made by the Company. As of June 30, 2000 and 2001, the related outstanding payables were included in advances from related parties. The amount payable to each related party is shown below:

	June 30,		
	2000	2001	
	NT$	NT$	US$
AES	-	120,338	3,491
AAC	164,996	49,635	1,440
IMS	233,095	28,521	827
Other	162,704	173,378	5,030
	560,795	371,872	10,788

(11) Endorsements and guarantees

The Company provided endorsements and guarantees to related parties to secure their bank loans. Such endorsements and guarantees as of June 30, 2001, are summarized below:

		Endorsement and guarantee amount provided for		
Related party	Maximum guarantee NT$	Bank Loan NT$	Other NT$	Total NT$
AWI	2,583,510	1,556,370	-	1,556,370
AAC	1,773,440	753,440	680,000	1,433,440
ACT	1,700,000	374,738	-	374,738
APDI	1,350,000	263,000	-	263,000
AIIH	1,190,000	170,000	-	170,000
ASD	1,020,000	-	1,020,000	1,020,000
AIZ	850,000	479,400	-	479,400
AIP	845,835	845,835	-	845,835
ACH	784,914	677,238	-	677,238
ACLA	727,600	625,600	102,000	727,600
IMS	680,000	-	680,000	680,000
AIF	500,000	331,000	-	331,000
AIIT	442,000	43,714	340,000	383,714
AMT	340,000	111,725	-	111,725
AUK	264,511	35,781	-	35,781
ACCSI	250,000	-	-	-
ACG	204,000	-	204,000	204,000
ABR	136,000	136,000	-	136,000
ACF	44,058	-	-	-

	15,685,868	6,403,841	3,026,000	9,429,841

Endorsements and guarantees provided by related parties for the secured loans of the Company as of June 30, 2000 and 2001, were as follows:

	June 30,		
	2000	2001	
	NT$	NT$	US$
Stan Shih	35,700	17,900	519

(12) Related-party receivables

Receivables from related parties as of June 30, 2000 and 2001, resulting from the above transactions are summarized below:

	June 30,		
	2000	2001	
	NT$	NT$	US$
Notes and accounts receivable	13,057,365	11,603,753	336,633
Short-term loans	2,157,400	2,412,900	70,000
Advances to related parties	78,073	626,242	18,168
Management service fees	40,269	36,594	1,061
Rental receivables	2,347	9,030	262
Receivables from sale of land	222,731	702,385	20,377
Other receivables	1,376,034	-	-
	16,934,219	15,390,904	446,501

(13) Related-party payables

Payables to related parties as of June 30, 2000 and 2001, resulting from the above transactions are summarized below:

	June 30,		
	1999	2000	
	NT$	NT$	US$
Notes and accounts payable	3,209,897	3,184,881	92,396
Research and development expense payable	51,736	67,201	1,950
Advances from related parties	560,795	371,872	10,788
Commissions payable	23,835	-	-
	3,846,263	3,623,954	105,134

17. Pledged Assets

As of June 30, 2000 and 2001, the book value of pledged assets was as follows:

		Book value		
Pledged assets	Pledged to secure	2000	2001	
		NT$	NT$	US$
Long-term equity investment	Bonds payable	1,510,970	6,489,052	188,252
Property, plant and equipment	Long-term debt	2,773,683	499,381	14,488
Other assets-time deposit	Hiring of foreign labor	28,838	33,337	967
		4,313,491	7,021,770	203,707

18. Commitments and Contingencies

(a) Royalties

(1) The Company signed a license agreement with Microsoft Inc. for the Office 2000 Small Business series of products in May 2001. The term of this agreement is one year. In accordance with the agreement, the Company is required to pay Microsoft Inc. royalties related to the products covered under the agreement. The minimum payment under the agreement is US$2,950.

(2) The Company signed a patent cross license agreement with IBM on February 27, 1996. The agreement extended from January 1, 1995, to December 31, 1998. In 1998, the Company has renewed the agreement through December 31, 2002. The major contents of the patent cross license agreement include the right of both parties to use other party's worldwide patented computer-related technologies to manufacture and sell personal computer products. Since IBM has a larger patent portfolio than the Company, the Company will periodically pay IBM an agreed amount of royalty starting from the year 1996 according to the agreement. The royalty for this patent cross license is paid on an installment basis, and no royalty fee other than the foregoing payment needs to be paid to IBM for the Company's products that use IBM computer-related patents.

(3) The Company entered into a 5-year Patent Cross License Agreement with Lucent Technologies Inc. ("Lucent") of the United States on September 15, 1998. The scope of the Cross License encompasses all of the respective parties' patents, including semiconductor processes, semiconductor devices, telecommunications, and computers. Because Lucent (formerly AT&T Bell Labs) owns substantially more patents than the number of patents owned by the Company, the Company must also pay royalties to Lucent related to its patents.

(b) Litigation

(1) Lemelson Foundation Partnership ("LFP") filed a patent infringement claim in February 1999 in Nevada, U.S., against 88 electronics companies, including the Acer Group. The patents of LFP involve "machine vision", including "bar-code scanner" technologies used in manufacturing processes. The Company and certain other defendants have prepared a joint defense to dispute the claims and are presenting a vigorous defense of the action. At present, the case is at the discovery stage; the Company is unable to determine the final outcome of this claim.

(2) On February 13, 2001, Elonex, a British company, filed a patent infringement action in Delaware, U.S., against Acer Inc. and Acer Communication & Multimedia Inc. Elonex claims the defendants infringed its three patents relating to the Display Power Management Signaling (DPMS) Standard, issued by the Video Electronics Standards Association, and that computer systems and monitors which adopt the DPMS Standard are infringing said patents. The case is currently at the discovery stage. The court has chosen to try the 23 cases at once. The defendants include Compaq, Apple, LG Electronics, Sony and many Taiwan monitor manufacturers. At present, the Company is unable to determine the final outcome of this claim.

(3) In March 2001, Proxim Inc. ("Proxim"), a company in the U.S., filed a patent infringement action with the International Trade Commission ("ITC") against 14 manufacturers including Acer America Corporation ("AAC") and Acer NeWeb. Proxim claims that the defendants infringed three of its U.S. patents relating to "network interface card", "access point" etc. The ITC has accepted the complaint and initiated proceedings on April 4, 2001. The wireless network cards installed in computer systems sold by AAC are purchased from Lucent Technologies Inc. ("Lucent"). According to the indemnification clause relating to intellectual

property rights in the purchase agreement between the Company and Lucent, Lucent has assigned attorneys to take charge of the case. At present, the case is at the discovery stage; the Company is unable to determine the final outcome of this claim.

(4) Laser Dynamics Inc. ("Laser Dynamics"), a company in Japan, filed a patent infringement claim against Acer America Corporation ("AAC") and Acer Communication & Multimedia America Inc. in Texas, U.S., in May 2001. Laser Dynamics claims the defendants infringed its three patents relating to reading technology for DVD optical drives. After the attorney representing Laser Dynamics was informed that the DVD optical drives sold by AAC are purchased from licensed vendors, Laser Dynamics has amended the infringing products in its claim to software bundled with DVD optical drives, rather than DVD optical drives sold by AAC. The Company has requested that the vendor of the software bundled with DVD optical drives offer indemnification. At present, the Company is unable to determine the final outcome of this claim.

(c) Other

In 2000, the Company signed separate agreements with Ruentex & Construction Engineering Co., Ltd. and Li Gin Engineering Co., Ltd. related to the construction of an innovation center in Aspire Park in Lungtan. The total contract price amounted to NT$710,020, of which the Company had paid NT$439,164 as of June 30, 2001.

19. Subsequent Events

(a) To reduce the investment in non-core business, the Company transferred its ownership in TSTC to Amkor Technology Inc. in exchange for 757,576 shares of Amkor's common stock and NT$172,500 cash in July 2001.

(b) In order to consolidate operations and human resources, the Board of Directors of the Company resolved to merge with Acer Sertek Inc., on August 21, 2001. Under the merger plan, Acer Inc. will be the surviving company. According to the merger agreement, every Acer Sertek Inc. share will be exchanged for 2.5 Acer Inc. shares. The merger will be completed by March 2002. The Company plans to convene its general shareholders meeting in November this year to resolve the merger.

20. Financial Instruments

The Company uses foreign currency options and forward foreign currency exchange contracts to hedge existing assets and liabilities denominated in foreign currencies. The purpose of the Company's strategy is to hedge the majority of the Company's existing foreign currency risk.

(a) Currency option contracts

As of June 30, 2000 and 2001, the Company had the following option contracts outstanding:

(i) Call options

	2000	
Options written	**Notional amount US$**	**Contract period**
NTD CALL/USD PUT	238,000	05/04/00-12/21/00

	2001	
Options written	**Notional amount US$**	**Contract period**

NTD CALL/USD PUT	115,000	11/24/00-12/26/01

Premiums related to these contracts aggregating US$876 and US$776 were paid up front as of June 30, 2000 and 2001, respectively. The fair value of the premiums quoted by the banks were approximately US$801 and US$236 as of June 30, 2000 and 2001, respectively.

(ii) Put options

	2000	
Options written	**Notional amount** US$	**Contract period**
USD CALL/EUR PUT	1,500	07/05/00-07/24/00
NTD CALL/USD PUT	1,000	06/19/00-07/19/00
USD CALL/NTD PUT	313,800	05/04/00-01/31/01
	316,300	

	2001	
Options written	**Notional amount** US$	**Contract period**
NTD CALL/USD PUT	21,000	02/01/01-08/22/01
USD CALL/NTD PUT	168,800	10/18/00-12/26/01
	189,800	

	2001	
Options written	**Notional amount** EUR$	**Contract period**
EUR CALL/USD PUT	18,000	04/05/01-08/14/01

Premiums related to these contracts aggregating US$1,113 and US$1,232 were received up front as of June 30, 2000 and 2001, respectively. The fair value of the premiums quoted by the banks was approximately US$503 and US$1,597 as of June 30, 2000 and 2001, respectively.

The premiums received/paid for the above option contracts were recorded as foreign currency exchange gain (loss) upon receipt/payment in the non-consolidated statements of income. When the contracts mature, the Company will receive or pay the net amount of the contract net of the premium. These net amounts are recorded as a foreign currency exchange gain (loss) when the contracts are settled in the non-consolidated statements of income.

The Company enters into currency option contracts in order to create an economic hedge for its existing foreign currency exposures and anticipated cash flows. The market risk related to the changes in exchange rates is not considered significant.

(b) Forward foreign currency exchange contracts

As of June 30, 2000 and 2001, the Company had several forward foreign currency exchange contracts outstanding. The net asset or liability balance related to these contracts is classified as "prepaid expenses and other current assets" and "accrued expenses and other current liabilities" in the accompanying non-consolidated balance sheets. Details of the gross and net payable balance as of June 30, 2000 and 2001, are as follows:

	2000	**2001**
Forward foreign currency contract receivable	1,691,345	1,677,266

Forward foreign currency contract payable	(1,695,100)	(1,675,984)
Unamortized forward currency contract premium/discount	-	(23)
Forward foreign currency contract receivable (payable), net	(3,755)	1,259

Since the forward foreign currency exchange contracts are entered into to hedge existing foreign currency assets and liabilities, and the exchange rates of the forward contracts are fixed, no significant liquidity and cash flow risk is expected.

The Company enters into forward foreign currency exchange contracts only with reputable, creditworthy international financial institutions. The Company usually enters into forward contracts with several different financial institutions in order to minimize financial risk. The Company believes that the risk that the financial institutions will default on these contracts is relatively low. Even in the unlikely event that these institutions defaulted on their contracts, management does not believe the loss would have a material effect on the non-consolidated financial statements.

(c) Fair value of financial instruments

The carrying amounts reflected in the non-consolidated balance sheets classified as cash, notes and accounts receivable/payable, receivables from and payables to related parties, and short-term borrowings approximate their fair values because of the short-term nature of these instruments.

The carrying amounts and estimated fair value of all other financial instruments as of June 30, 2000 and 2001, are summarized as follows:

	Carrying amount			Fair value		
	2000	2001		2000	2001	
	NT$	NT$	US$	NT$	NT$	US$
Non-derivative financial instruments:						
Assets:						
Short-term investments	$ 2,483,551	9,361,796	271,593	2,499,296	17,087,143	495,769
Long-term equity investments						
- fair value available	15,126,198	13,519,541	392,212	68,278,727	34,982,754	1,014,875
- fair value not available	31,245,979	26,302,802	763,063	-	-	-
Liabilities:						
Bonds payable	12,246,000	6,476,410	187,885	11,904,154	6,465,812	187,578
Long-term debt	55,400	137,500	3,989	55,400	137,500	3,989
Derivative financial instruments:						
Forward foreign currency exchange contracts	3,755	1,259	37	1,693	1,259	37
Options	see (a)	see (a)	see (a)	see (a)	see (a)	see (a)
Off-balance-sheet instruments:						
Endorsements and guarantees	10,138,192	9,429,841	273,567	10,138,192	9,429,841	273,567

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

(i) Short-term investments

Publicly quoted market prices are used as fair value. If market prices are not available, the fair value is based on estimation from financial institutions.

(ii) Long-term equity investments

The fair values of long-term equity investments are based on quoted market prices. Management believes that it is not practicable to estimate the fair value of long-term equity investments that do not have readily available market price information.

(iii) Bonds payable

The fair values are based on quoted market prices.

(iv) Long-term debt

The majority of the Company's long-term debt is variable interest debt in which the carrying amount approximates the fair market value. The carrying amount of fixed rate debt approximates the market value as the interest rates of the Company's debt intrustments usually approximate local market interest rates.

(v) Derivative financial instruments

The fair value of derivative financial instruments represents the estimated amount that the Company would receive or pay to terminate the contracts at the balance sheet date, generally including unrealized gains or losses on unsettled agreements. The fair values are based on quotations received from financial institutions.

(vi) Endorsements and guarantees

The fair values are based on contract prices.

Independent Auditors' Report

The Board of Directors
Acer Sertek Inc.:

We have audited the accompanying consolidated balance sheets of Acer Sertek Inc. and subsidiaries as of December 31, 1998, 1999 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Acer Sertek Inc. and subsidiaries as of December 31, 1998, 1999 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of China.

The accompanying consolidated financial statements as of and for the year ended December 31, 2000, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 3(o) of the notes to the consolidated financial statements.

KPMG
Taipei, Taiwan (the Republic of China)
February 10, 2001

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic to China.

Consolidated Balance Sheets

December 31, 1998, 1999 and 2000
(expressed in thousands of New Taiwan dollars and US dollars)

Assets	1998	1999	2000	
	NT$	NT$	NT$	US$
Current assets:				
Cash and cash equivalents (note 4)	948,856	918,610	1,953,229	59,046
Short-term investment (note 5)	19,013	15,762	677,983	20,495
Notes receivable	447,527	641,025	560,590	16,946
Accounts receivable (note 18)	2,779,953	3,894,965	4,212,427	127,341
Receivables from related parties (note 17)	181,362	337,919	443,301	13,401
Inventories (notes 6 and 18)	1,573,886	2,197,567	2,219,692	67,101
Prepaid expenses and other current assets (notes 14, 16, 18 and 20)	142,895	221,019	498,536	15,070
Total current assets	6,093,492	8,226,867	10,565,758	319,400
Long-term investments (note 7)	460,388	1,120,677	1,945,852	58,823
Property, plant and equipment (notes 8, 18 and 19):				
Land	318,774	318,774	369,290	11,164
Buildings	289,157	288,893	291,564	8,814
Computer and communication equipment	115,102	118,988	182,112	5,505
Transportation equipment	25,492	31,131	36,524	1,104
Furniture and fixtures	32,166	34,888	31,325	947
Leased assets	10,328	10,328	10,328	312
Leasehold improvement			13,923	421
Prepayments for land			57,470	1,737
Other equipment	14,911	4,622	6,964	211
Less: accumulated depreciation	(127,529)	(148,526)	(177,062)	(5,353)
Net property, plant and equipment	692,970	665,511	822,438	24,862
Other assets (notes 9, 14 and 18)	349,439	225,538	326,037	9,856
	7,596,289	**10,238,593**	**13,660,085**	**412,941**

December 31, 1998, 1999 and 2000
(expressed in thousands of New Taiwan dollars and US dollars)

See accompanying notes to consolidated financial statements

Liabilities and Stockholders' Equity	1998	1999	2000	
	NT$	NT$	NT$	US$
Current liabilities:				
Short-term borrowings (note 10)	581,147	1,255,600	454,560	13,741
Short-term commercial paper payable (note 11)	578,206	278,620	178,760	5,404
Notes payable	141,067	180,368	298,575	9,026
Accounts payable	1,170,897	1,505,902	2,075,212	62,733
Payables to related parties (note 17)	866,439	2,020,833	1,636,651	49,476
Income tax payable	76,632	119,030	89,381	2,702
Accrued salaries and bonuses	155,512	168,690	276,489	8,358
Other current liabilities (notes 15 and 17)	408,494	435,510	722,227	21,833
Total current liabilities	3,978,394	5,964,553	5,731,855	173,273
Bonds payable (note 12)	-	-	1,526,304	46,140
Other liabilities (note 15)	90,566	18,750	26,148	790
Minority interest	357,866	590,694	920,420	27,824
Total liabilities	4,426,826	6,573,997	8,204,727	248,027
Stockholders' equity (note 13):				
Common stock	1,461,384	1,622,043	2,082,872	62,965
Common stock□subscribed	-	41,328	-	-
Capital surplus	787,712	831,298	1,725,849	52,172
Legal reserve	199,847	232,220	289,268	8,744
Unappropriated earnings	666,791	896,649	1,236,584	37,382
Accumulated translation adjustment	53,729	41,058	120,785	3,651
Total stockholders' equity	3,169,463	3,664,596	5,455,358	164,914
Commitments and contingencies (notes 16, 17 and 19)				
	7,596,289	10,238,593	13,660,085	412,941

Consolidated Statements of Income

Years ended December 31, 1998, 1999 and 2000
(expressed in thousands of New Taiwan dollars and US dollars except net income per share)

	1998	1999	2000	
	NT$	NT$	NT$	US$
Operating revenues (note 7):				
Net sales	20,761,963	25,905,338	34,562,597	1,044,818
Service revenue	464,762	1,111,474	1,775,412	53,670
	21,226,725	27,016,812	36,338,009	1,098,488
Operating costs (note 17)	(19,338,527)	(24,435,877)	(32,889,340)	(994,236)
Gross profit	1,888,198	2,580,935	3,448,669	104,252
Unrealized inter-company gross profit	-	-	(2,223)	(67)
Realized gross profit	1,888,198	2,580,935	3,446,446	104,185
Operating expenses:				
Selling expenses	(1,017,830)	(1,126,455)	(1,386,904)	(41,926)
Administrative expenses	(469,346)	(582,167)	(809,508)	(24,471)
Research and development expenses	(99,244)	(102,750)	(104,416)	(3,156)
	(1,586,420)	(1,811,372)	(2,300,828)	(69,553)
Operating income	301,778	769,563	1,145,618	34,632
Non-operating income:				
Interest income	40,679	29,649	56,957	1,722
Investment income, net (notes 5 and 7)	34,240	13,425	100,854	3,049
Foreign exchange gains, net	32,440	39,885	109,809	3,319
Other income	28,094	27,934	32,702	988
	135,453	110,893	300,322	9,078
Non-operating expenses and losses:				
Interest expenses (note 17)	(82,001)	(80,691)	(134,426)	(4,064)
Other losses (note 20)	(17,636)	(6,228)	(63,069)	(1,906)
	(99,637)	(86,919)	(197,495)	(5,970)
Income before income taxes and minority interest	337,594	793,537	1,248,445	37,740
Income tax expense (note 14)	(42,616)	(151,859)	(148,801)	(4,498)
Income before minority interest	294,978	641,678	1,099,644	33,242
Minority interest	29,311	(71,120)	(130,910)	(3,957)
Net income	324,289	570,558	968,734	29,285
Net income per share (unit: NT$1, US$1)	1.71	3.00	4.67	0.14

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 1998, 1999 and 2000
(expressed in thousands of New Taiwan dollars)

	Common stock NT$	Common stock-subscribed NT$	Capital surplus NT$	Legal reserve NT$	Unappropri-ated earnings NT$	Accumulated translation adjustment NT$	Total NT$
Balance at January 1, 1998	1,015,420	19,004	1,355	169,258	691,912	69,005	1,965,954
Gains on disposal of equipment transferred to capital surplus	-	-	563	-	(563)	-	-
Newly issued common stock and paid-in capital	189,500	(19,004)	776,115	-	-	-	946,611
Appropriations of 1997 net income (note 13):							
Legal reserve	-	-	-	30,589	(30,589)	-	-
Cash dividends	-	-	-	-	(60,246)	-	(60,246)
Appropriation of stock bonuses to employees	15,480	-	-	-	(15,480)	-	-
Remuneration of directors and supervisors	-	-	-	-	(1,548)	-	(1,548)
Stock dividends	240,984	-	-	-	(240,984)	-	-
Increase due to the increase in the Company's interest in investee's equity	-	-	9,679	-	-	-	9,679
Net income for 1998	-	-	-	-	324,289	-	324,289
Translation adjustments	-	-	-	-	-	(15,276)	(15,276)
Balance at December 31, 1998	1,461,384	-	787,712	199,847	666,791	53,729	3,169,463
Gains on disposal of equipment transferred to capital surplus	-	-	78	-	(78)	-	-
Appropriations of 1998 net income (note 13):							
Legal reserve	-	-	-	32,373	(32,373)	-	-
Cash dividends	-	-	-	-	(146,138)	-	(146,138)
Appropriation of stock bonuses to employees	14,521	-	-	-	(14,521)	-	-
Remuneration of directors and supervisors	-	-	-	-	(1,452)	-	(1,452)
Stock dividends	146,138	-	-	-	(146,138)	-	-
Increase due to the increase in the Company's interest in investee's equity	-	-	43,508	-	-	-	43,508
Advance receipts for common stock	-	41,328	-	-	-	-	41,328
Net income for 1999	-	-	-	-	570,558	-	570,558
Translation adjustment	-	-	-	-	-	(12,671)	(12,671)
Balance at December 31, 1999	1,622,043	41,328	831,298	232,220	896,649	41,058	3,664,596
Gains on disposal of equipment transferred to capital surplus	-	-	263	-	(263)	-	-
Newly issued common stock and paid-in capital	160,000	(41,328)	879,181	-	-	-	997,853
Appropriations of 1999 net income (note 13):							
Legal reserve	-	-	-	57,048	(57,048)	-	-
Cash dividends	-	-	-	-	(267,307)	-	(267,307)
Appropriation of stock bonuses to employees	33,522	-	-	-	(33,522)	-	-
Remuneration of directors and supervisors	-	-	-	-	(3,352)	-	(3,352)
Stock dividends	267,307	-	-	-	(267,307)	-	-
Increase due to the increase in the Company's interest in investee's equity	-	-	16,004	-	-	-	16,004
Surplus adjustment of disposal of long-term equity investments accounted for by equity method	-	-	(897)	-	-	-	(897)
Net income for 2000	-	-	-	-	968,734	-	968,734
Translation adjustments	-	-	-	-	-	79,727	79,727
Balance at December 31, 2000	2,082,872	-	1,725,849	289,268	1,236,584	120,785	5,455,358

Consolidated Statements of Cash Flows

Years ended December 31, 1998, 1999 and 2000
(expressed in thousands of New Taiwan dollars and US dollars)

	1998	1999	2000	
	NT$	NT$	NT$	US$
Cash flows from operating activities:				
Net income	324,289	570,558	968,734	29,28
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:				
Minority interest in net income (loss)	(29,311)	71,120	130,910	3,957
Depreciation	39,987	42,350	53,992	1,632
Amortization	23,559	21,142	24,394	737
Losses on disposal of equipment	723	3,084	1,752	53
Decrease (increase) in short-term investments, net	9,638	(3,259)	(20,834)	(630)
Gains on disposal of long-term investments	(16,342)	(11,811)	(3,098)	(94)
Gain on sale of common stock held in a subsidiary	-	-	(14,668)	(443)
Investment loss (income) from long-term investments, net	(2,680)	2,635	176,213	5,327
Increase in notes and accounts receivable	(627,073)	(1,321,274)	(237,026)	(7,165)
Increase in receivables from related parties	(7,694)	(105,126)	(105,382)	(3,186)
Increase in inventories	(253,223)	(668,832)	(62,716)	(1,896)
Increase in other current assets	(8,446)	(15,645)	(178,277)	(5,389)
Increase in notes and accounts payable	497,257	385,597	687,517	20,784
Increase (decrease) in payables to related parties	(16,435)	1,149,989	(384,182)	(11,614)
Increase in accrued expenses and other current liabilities	110,157	93,446	364,769	11,027
Increase (decrease) in other liabilities	(84,254)	(20,690)	8,616	261
Increase in provision for redemption of convertible bonds	-	-	26,304	795
Fixed assets transferred to other expense	-	-	270	8
Cash provided by (used in) operating activities	(39,848)	193,284	1,437,288	43,449
Cash flows from investing activities:				
Increase in long-term investments	(369,903)	(969,647)	(1,618,590)	(48,930)
Proceeds from sale of long-term investments	39,910	320,453	73,344	2,217
Additions to property, plant and equipment	(64,849)	(22,484)	(174,026)	(5,261)
Proceeds from sale of equipment	865	3,461	3,088	93
Proceeds from the sale of common stock of subsidiaries	-	-	35,447	1,072
Payment of capital lease payable	-	(396)	(1,119)	(33)
Increase in other assets	(53,155)	(49,732)	(224,133)	(6,775)
Cash used in investing activities	(447,132)	(718,345)	(1,905,989)	(57,617)

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 1998, 1999 and 2000
(expressed in thousands of New Taiwan dollars and US dollars)

	1998	1999	2000	
	NT$	NT$	NT$	US$
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	187,487	674,453	(801,040)	(24,214)
Decrease in long-term borrowings	(49,474)	-	-	-
Increase in loan from related parties	604	-	-	-
Issuance of bonds	-	-	1,500,000	45,345
Decrease in short-term commercial paper payable	(269,176)	(299,586)	(99,860)	(3,019)
Cash dividends	(60,246)	(146,138)	(267,307)	(8,081)
Bonuses to employees and remuneration to directors and supervisors	(1,548)	(1,452)	(3,352)	(101)
Issuance of common stock	-	313,562	1,193,124	36,068
Increase (decrease) in advance receipts for common stock	-	41,328	(41,328)	(1,249)
Increase in minority interest	1,102,240	-	12,787	387
Cash provided by financing activities	909,887	582,167	1,493,024	45,134
Net increase in cash and cash equivalents	422,907	57,106	1,024,323	30,966
Effect of exchange rate changes on cash and cash equivalents	(19,808)	(11,789)	10,296	311
Cash and cash equivalents at beginning of year	545,757	873,293	918,610	27,769
Change in the consolidated entities of cash and cash equivalents at end of year	(75,563)	-	-	-
Cash and cash equivalents at end of year	873,293	918,610	1,953,229	59,046
Supplemental disclosure of cash flow information:				
Cash payments of interest	80,367	79,020	107,864	3,261
Cash payments of income tax	80,198	96,282	210,432	6,361
Supplemental disclosure of non-cash investing and financial activities:				
Inventories transferred to property, plant and equipment	17,336	21,054	41,435	1,253
Stock dividends	240,984	146,138	267,307	8,081
Employees' stock bonuses	15,480	14,521	33,522	1,013
Long-term investments transferred to short-term investments	-	-	641,387	19,389

December 31, 1998, 1999 and 2000
(Amounts expressed in thousands of New Taiwan dollars and US dollars unless otherwise noted)

1. Reporting Entities of the Consolidated Financial Statements and their Business Scopes

Acer Sertek Inc. (the "Company") was incorporated on August 1, 1976, as a company limited by shares under the Republic of China ("ROC") Company Law.

Reporting entities of the consolidated financial statements include the Company and its subsidiaries. For the purpose of preparing the consolidated financial statements, an entity is deemed a subsidiary if the Company directly or indirectly owns 50% or more of its voting stock and is able to exercise control over its operations and financial policies. The Company and its subsidiaries are summarized below.

	Percentage of Ownership by the Company at December 31,		
	1998	1999	2000
Weblink International Inc. (Taiwan)	59.07	53.22	50.21
Sernix Incorporated (Taiwan)	99.98	99.98	99.98
Digital Computer System Co., Ltd. (Taiwan)	99.88	99.88	99.88
Minly Corp. (Taiwan)	99.99	99.99	99.99
Acer Sertek (H.K.) Ltd.	100.00	100.00	100.00
U.S. Sertek Inc. (U.S.A.)	100.00	100.00	100.00
Acer Market Service Ltd. (H.K.)	50.10	50.10	50.10
Beijing Acer Information Co., Ltd. (China)	50.10	50.10	50.10
Acer Information (Zhong Shan) Co., Ltd. (China)	50.10	50.10	50.10
Acer Sertek (BVI) Holding Corp.	-	100.00	100.00
PDA Hub Inc. (Taiwan)	-	-	70.00
Weblink (H.K.) International Ltd.	-	-	50.21

The Company's primary business activities are similar to those of the entities above, which include marketing and trading of semiconductor components, computer system products, and software programs and providing maintenance service. The maintenance service for software and hardware is provided by the maintenance engineers of the Company. In addition, the Company acts as an agent to trade semiconductor components, computer system products and software produced by Acer Incorporated and other well-known brands.

2. Change in the Consolidation of Certain Subsidiaries

PDA Hub Inc. and Weblink (H.K.) International Ltd. were incorporated in 2000 and were included in the Company's consolidated financial statements for the first time as of and for the year ended December 31, 2000.

Acer Sertek (B.V.I.) Holding Corp. and Acer Information (Zhong Shan) Co., Ltd. were incorporated in 1999 and were included in the Company's consolidated financial statements for the first time as of and for the year ended December 31, 1999. The Company owned greater than 50% of Hitrust Internet Commerce and Vision Tech Information Technology Inc. as of December 31, 1998. Therefore Hitrust Internet Commerce and Vision Tech Information Technology Inc. were consolidated in the Company's financial statements. As of December 31, 1999, the Company's ownerships in Hitrust Internet Commerce and Vision Tech Information Technology Inc. were less than 50%; as a result, the Company's investments in Hitrust Internet Commerce and Vision Tech Information Technology Inc. were accounted for using the equity method of accounting as of and for the year ended December 31, 1999. The assets and income of Hitrust Internet Commerce and Vision Tech were less than 10% of the Company in the respective accounts. As a result, the 1998 consolidated financial statements was not restated to reflect the change in the consolidation.

3. Summary of Significant Accounting Policies

The Company and its subsidiaries prepare their financial statements in accordance with accounting principles generally accepted in the ROC. These consolidated financial statements are not intended to present the financial position of the Company and the related results of operations and cash flows based on accounting principles and practices in countries and jurisdictions other than the ROC. The significant accounting policies adopted in preparing the consolidated financial statements are summarized below:

(a) Principles for preparation and presentation of consolidated financial statements

The consolidated financial statements include the accounts of the Company and subsidiaries in which the Company directly or indirectly owns greater than 50% of the subsidiary's voting stock and is able to exercise control over the subsidiary's operations and financial policies.

All significant inter-company balances and transactions have been eliminated in consolidation.

(b) Foreign currency transactions and translations

The functional currency of the Company's operations is the applicable local currency of the country in which the operation is located. The translation from the applicable foreign currency to the New Taiwan dollar is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and for revenue and expense accounts using the average exchange rate during the year. Gains and losses resulting from such translation are reported as a separate component of stockholders' equity.

(c) Forward contracts and derivatives

Forward foreign exchange contracts entered to hedge foreign currency receivables and payables are translated into New Taiwan dollars at the exchange rates prevailing on the balance sheet dates, and the resulting translation differences are recorded as current income or losses. The differences between forward rates and spot rates, when committed, are amortized during the contract period.

Premiums derived from trading of foreign currency options are recorded as exchange gains or losses in the statements of income.

(d) Cash equivalents

The Company considers all highly liquid debt instruments, such as treasury bills, commercial paper, and bank acceptances, with maturities of three months or less to be cash equivalents. Short-term investments which can be converted to cash immediately, and whose value will not be influenced much by the movement of interest rates, are also considered cash equivalents.

(e) Short-term investment

Short-term investments are valued at the lower of cost or market value. Market value is the average closing price of the last month of the accounting period. The cost of stock sold is accounted for by weighed-average method.

(f) Allowance for doubtful accounts

Allowance for doubtful accounts is provided according to the aging analysis and the collectibility of each account.

(g) Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market value. Market value represents net realizable value.

(h) Long-term investment

Long-term equity investments are accounted for by the equity method when the Company and its subsidiaries own 20% or more of the investee's voting shares, or less than 20% of the investee's voting shares but is able to exercise significant influence over the investee's operation and financial polices. All other long-term equity investments are accounted for by either the lower-of-cost-or-market method or cost method.

The unrealized profits and loss from transactions with investees accounted for by the equity method are deferred. The gains and losses on depreciable or amortizable assets are recognized during the economic life of the assets. Those derived from other assets are recognized when the related assets are sold to an entity outside the consolidated entity.

For long-term investments accounted for by the cost method, disposal gains and loss are derived from individually identified cost.

(i) Leases

Under capital leases, as the lessor, the Company accounts for all costs of leased assets and their related imputed interest as lease receivables and recognizes interest income thereon over the lease terms.

As the lessee, the Company accounts for the leased assets by the lower of the present value of the installment rental payments, plus bargain purchase price or guaranteed residual value, or the fair value of the leased assets at the lease inception date. Depreciation of leased assets is provided over the estimated useful lives of the respective assets under the leases with options to purchase. Otherwise, depreciation is provided over the lease period on the straight-line method.

(j) Property, plant, and equipment

Property, plant, and equipment are stated at acquisition cost. Except for land, depreciation of all other property, plant, and equipment is provided over the estimated useful lives of the respective assets on the straight-line method.

Gains on the disposal of plant and equipment are presented as non-operating income. Such gains, net of related income tax, are transferred from unappropriated earnings to capital surplus in the year the gains are realized for public ROC companies, and in the year subsequent to the year that the gains are realized for nonpublic ROC companies.

(k) Deferred assets

Deferred assets principally represent telephone and signboard installation, and are stated at acquisition cost. These assets have been deferred and are being amortized on the straight-line method over five years.

(l) Retirement plan

The Company and its domestic subsidiaries established a retirement plan and a retirement funds management committee. This plan provides for lump-sum retirement benefits for retiring employees based on length of service, age, and certain other factors. The Company deposited retirement funds, at a rate proportional to employees' total salaries, into the trust department of a financial institution or an investment trust company. The overseas subsidiaries have adopted defined contribution retirement plans and have provided retirement funds according to the regulations of their respective countries. The contributions for these plans are charged to expense as incurred.

The Company and its subsidiaries recognize a minimum pension liability as of the balance sheet date that is equal to the amount by which the actuarial present value of the accumulated benefit obligation exceeds the fair value of the retirement plan's assets.

(m) Income taxes

The income tax is estimated based on accounting income. Deferred tax liabilities are recognized for tax consequences of taxable temporary differences by applying enacted statutory tax rates. Deferred tax assets are recognized for tax consequences of deductible temporary differences, operating loss carryforwards, and investment tax credits. A valuation allowance is provided when some portion or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are classified as current or noncurrent in accordance with the classification of related assets and liabilities. If no assets or liabilities are related, deferred tax assets and liabilities are classified according to the period of realization.

The additional 10% income surtax on undistributed earnings is recognized as expense on the day a stockholders' meeting resolves to appropriate earnings.

(n) Net income per common share

Net income per share is calculated by the weighted-average number of outstanding shares of common stock. Stock dividends are deemed to be outstanding from their issuance, and net income per share is adjusted retroactively. The convertible bonds are included in the computation of net income per share if they are common stock equivalents and have a diluting effect on net income per share of more than 3%.

(o) Translation of New Taiwan dollars into United States dollar amounts

The consolidated financial statements are stated in New Taiwan dollars. The translation of New Taiwan dollar amounts into US dollars as of and for the year ended December 31, 2000, using the spot rate of the Bank of Taiwan on December 31, 2000, of NT$33.08 to US$1, is included in the consolidated financial statements solely for the convenience of the readers. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

4. Cash and Cash Equivalents

The components of cash and cash equivalents as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Cash on hand	2,197	46,542	14,312	433
Cash in banks	748,635	872,068	1,776,180	53,694
Redeemable commercial paper	198,024	-	162,737	4,919
	948,856	918,610	1,953,229	59,046

5. Short-term Investments

Short-term investments as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Publicly listed stock	19,013	15,762	651,002	19,680
Open-end mutual funds	-	-	26,981	815
Less: allowance for valuation loss of short-term investment	-	-	-	-
	19,013	15,762	677,983	20,495

Gain on sale of short-term investment amounted to NT$25,761, NT$12,228 and NT$264,873 in 1998, 1999 and 2000, respectively.

6. Inventories

The components of inventories as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Raw materials	38,465	29,571	64,674	1,955
Work in process	-	-	312	10
Merchandise	1,450,736	1,877,196	1,986,274	60,045
Spare parts	49,648	85,938	88,288	2,669
Inventory in transit	72,681	270,795	194,985	5,894
	1,611,530	2,263,500	2,334,533	70,573
Less: provision for inventory devaluation	(37,644)	(65,933)	(114,841)	(3,472)
	1,573,886	2,197,567	2,219,692	67,101

As of December 31, 1998, 1999 and 2000, the Company's insurance coverage on inventories amounted to NT$1,484,000, NT$1,850,000, and NT$2,134,000, respectively.

7. Long-term Investments

Long-term investments as of December 31, 1998, 1999 and 2000, are summarized below:

December 31, 1998

Investee	Percentage of ownership %	Acquisition cost NT$	Book value NT$	1998 Investment income (losses) NT$
Cost method:				
TSMC-Acer (common stock)	2.58	286,772	286,772	-
TSMC-Acer (series B preferred stock)	0.83	103,752	103,752	-
TSMC-Acer (series C preferred stock)	0.77	36,659	36,659	-
Fu Ya Ltd.	0.94	210	210	-
Fund 21 Limited	1.10	15,567	15,567	-
Info Wave Communication Corp. (preferred stock B)	3.30	17,300	17,300	-
Aopen Inc.	-	128	128	-
			460,388	-

December 31, 1999

Investee	Percentage of ownership %	Acquisition cost NT$	Book value NT$	1999 Investment income (losses) NT$
Equity method:				
Vision Tech Information Technology Inc. ("VTIT")	35.00	10,500	13,354	4,289
Hitrust Internet Commerce	25.61	53,590	53,609	(5,098)
Tornado.com	19.00	23,750	18,061	(5,689)
Acer Digital Services (BVI) Corp.	33.33	263,659	260,764	1,010
Cost method:				
TSMC-Acer (common stock)	2.58	286,772	286,772	-
TSMC-Acer (series B preferred stock)	1.11	244,615	244,615	-
Fu Ya Ltd.	0.94	210	210	-
Fund 21 Limited	1.10	15,567	15,567	-
Info Wave Communication Corp. (preferred stock B)	2.61	17,300	17,300	-
Pacific-Acer Global Internet Corp.	13.00	46,800	46,800	-
Sunnet Technology Co., Ltd.	24.00	18,000	18,000	-
WEB Point Co., Ltd.	5.02	31,500	31,500	-
Pacific Celluar Corp.	0.10	110,000	110,000	-
CAAOnline Inc. (common stock□subscribed)	-	4,125	4,125	-
			1,120,667	(5,488)

December 31, 2000

Investee	Percentage of ownership %	Acquisition cost		Book value		2000 Investment income (losses)	
		NT$	US$	NT$	US$	NT$	US$
Equity method:							
Vision Tech Information Technology Inc. ("VTIT")	32.53	30,786	931	36,624	1,107	2,108	64
Hitrust Internet Commerce	-	-	-	-	-	258	8
CAA Online Inc.	25.00	4,125	125	(2,565)	(77)	(6,690)	(202)
eSMS Inc.	48.60	24,300	735	22,040	666	(2,260)	(68)
Lottery Technology Services Investment Corp. ("LTSI")	27.00	135,000	4,081	135,192	4,087	192	6
Hyperama Tech. Co., Ltd.	30.22	36,000	1,088	30,016	907	(5,984)	(181)
ENX, Inc.	24.90	37,711	1,140	16,917	511	(19,649)	(594)
HiTRUST.COM INC.	19.01	582,117	17,597	593,812	17,951	12,669	383
Cost method:							
edClassic Internet Service Corp. ("edClassic")	7.81	9,370	283	9,370	283	-	-
Fu Ya Ltd	0.94	210	6	210	6	-	-
Fund 21 Limited	1.10	18,588	562	18,588	562	-	-
Asia Wired Inc. (formerly Info Wave Communication Corp.)	2.41	17,300	523	-	-	(17,300)	(523)
Oking Chain-store Co., Ltd.	17.54	584,475	17,669	584,475	17,669	-	-
Tornado.com	14.76	72,837	2,202	68,270	2,064	-	-
Pacific-Acer Global Internet Corp. ("PAG")	13.00	46,800	1,415	23,400	708	(23,400)	(708)
Sunnet Technology Co., Ltd.	12.94	52,291	1,581	26,145	790	(26,146)	(791)
WEB Point Co., Ltd.	4.40	45,558	1,377	45,558	1,377	-	-
Prosperity Venture Capital Corp. ("PVC")	3.66	30,000	907	30,000	907	-	-
X time International Co., Ltd.	19.90	19,900	602	19,900	602	-	-
ep Services Corporation	15.00	18,000	544	18,000	544	-	-
Acer Digital Services (BVI) Corp.	9.18	274,412	8,295	204,567	6,184	(66,000)	(1,995)
Chinakids Holding Ltd.	1.00	52,928	1,600	28,118	850	(23,454)	(709)
IP Fund One	1.92	37,215	1,125	37,215	1,125	-	-
				1,945,85	58,823	(175,656)	(5,310)

(a) Summary of long-term investment movement in 2000

i. The shareholders of Hitrust Internet Commerce ("HiTRUST") established a holding company, HiTRUST.COM Incorporated ("HiTRUST BVI"), in the British Virgin Islands to acquire the outstanding shares of HiTRUST. In the second quarter, all the shareholders of HiTRUST exchanged their common stock ownership in HiTRUST for an equivalent number of common shares in HiTRUST BVI. According to the agreement, the Company sold 3,328,750 shares of HiTRUST at $0.6 (Unit:US$1) per share to HiTRUST BVI. Acer Sertek (BVI) then acquired 3,328,750 shares of HiTRUST BVI at $0.6 (Unit:US$1) per share. The resulting gain of NT$1,713 was deferred and recorded in "other liabilities" in the accompanying balance sheet, and will be recognized at disposal.

ii. The Company invested in Chinakids Holding Ltd., IP Fund One and ENX Inc., totaling NT$127,854, in order to strengthen its position in the internet industry overseas.

iii. The Company acquired a 19% ownership of OCS for NT$517,275 in order to strengthen the development of its marketing path in February 2000. In the second quarter of 2000, the Company invested NT$67,200 in OCS's newly issued shares of common stock.

iv. The Company invested in edClassic, PVC, eSMS, LTSI, PDAHub, Hyperama Tech., X time International, and ep Services, totaling NT$272,570. In addition, the Company increased its investment in its investees WEB Point, VTIT, Sunnet Technology, Tornado.com and Fund 21 Limited, totaling NT$131,281.

v. TSMC-Acer Semiconductor Manufacturing Inc. entered into an agreement with TSMC to be merged into TSMC. The effective date of the merger was June 30, 2000. The Company originally owned 7,190,836 common shares of TSMC-Acer and 3,774,088 series B preferred shares of TSMC-Acer. As a result of the merger, the Company owned 10,964,924 common shares of TSMC. The investments were reclassified to short-term investments.

vi. The Company acquired 2,000,000 shares of Pacific Cellular Corporation from Acer Incorporated for NT$110,000 in the fourth quarter of 1999. Shares of Pacific Cellular Corporation were publicly listed in the third quarter of 2000. The investments were reclassified to short-term investments.

vii. The assets and income of eSMS, in which the Company owns 48.60% of the shares and the Company's subsidiary Minly Corp. owns 35%, were less than 10% of the Company's corresponding accounts, and consequently eSMS was not consolidated in the Company's financial statements.

(b) Summary of long-term investment movement in 1999

i. The Company increased investment in Torando.com, WEB Point, PAG, Sunnet Technology and CAAOnline, totaling NT$124,175. In addition, the Company invested in the newly issued shares of common stock of Hitrust Internet Commerce in the amount of NT$23,775.

ii. In the fourth quarter of 1999, the Company invested NT$263,659 to set up Acer Sertek (BVI) Holding Corp. Through Acer Sertek (BVI) Holding Corp., the Company invested in ADSC (BVI) and ADSC (Cayman Islands).

To enter the service industry, the Company invested NT$260,000 along with Acer Incorporated and Acer Computer International Ltd. to set up Acer Digital Service Co. (ADSC

TWN) and held 33.33% of ADSC TWN. The Company transferred all shares of Acer Digital Service Co. (ADSC TWN) to Acer Digital Service (Cayman Islands) Corp. at cost.

iii. The Company acquired the newly issued preferred stock of TSMC-Acer Semiconductor Manufacturing Inc. for NT$140,863 in the third quarter of 1999 in proportion to its original ownership.

iv. The Company acquired 2,000,000 shares of Pacific Cellular Corp. from Acer Incorporated for NT$110,000 in the fourth quarter.

(c) Summary of long-term investment movement in 1998:

i. In the second quarter of 1998, the Company acquired 4,445,052 shares and 13,000,000 shares of TSMC-Acer from TI and Acer, respectively, at a price of $10.14 (Unit: NT$1) and $15 (Unit: NT$1) per share, respectively. In addition, the Company acquired 6,916,832 shares of newly issued preferred stock at $15 (Unit: NT$1) per share.

ii. The Company increased investment in VTIT, Hitrust Internet Commerce, and Info Wave Communication, totaling NT$77,489. In addition, the Company increased its investment in its investee Fund 21 Limited by NT$8,650.

8. Insurance Coverage of Property, Plant and Equipment

As of December 31, 1998, 1999 and 2000, the Company's insurance coverage on property, plant, and equipment amounted to NT$659,000, NT$726,000 and NT$606,000, respectively.

9. Other Assets

The components of other assets as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Bidding deposits	121,401	153,900	225,263	6,810
Deferred expenses, net	154,339	43,950	52,871	1,598
Lease receivables, net of unrealized interest revenue	20,160	17,144	36,380	1,100
Deferred tax assets	44,905	81	10,506	318
Other deposits	8,634	10,463	1,017	30
	349,439	225,538	326,037	9,856

10. Short-term Borrowings

A summary of short-term borrowings as of December 31, 1998, 1999 and 2000, is as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Fiduciary loans	581,147	1,248,600	404,000	12,213
Secured loans	-	7,000	50,560	1,528
	581,147	1,255,600	454,560	13,741

In 1998, 1999 and 2000, annual interest rates on the Company's short-term borrowings were 7.15% to 9.50%, 5.58% to 8.00% and 5.85% to 8.74%, respectively.

The unused credit facilities amounted to approximately NT$2,116,000, NT$1,864,000 and NT$4,755,000 as of December 31, 1998, 1999 and 2000, respectively. The Company issued guarantee notes totaling NT$2,458,000, NT$2,464,000 and NT$3,049,000, respectively, for short-term borrowings and unused credit facilities.

11. Short-term Commercial Paper Payable

	1998		1999		2000		
	Amount	Interest rate	Amount	Interest rate	Amount		Interest rate
	NT$		NT$		NT$	US$	
Commercial paper payable	580,000	4.65%~ 5.90%	280,000	4.20%~ 5.20%	180,000	5,441	5.68%~ 6.80%
Less: discount	(1,794)		(1,380)		(1,240)	(37)	
	578,206		278,620		178,760	5,404	

12. Bonds Payable

	1998	1999	2000	
	NT$	NT$	NT$	US$
Unsecured domestic convertible bonds	-	-	1,500,000	45,345
Interest provision for redemption	-	-	26,304	795
	-	-	1,526,304	46,140

In order to raise funds for the Company's future development and repay the bank loan, the board of directors resolved to issue 15,000 5-year zero coupon, unsecured domestic convertible bonds at NT$100 par value, totaling NT$1,500,000. These bonds were issued on September 13, 2000. These bonds are convertible into shares of the Company's common stock or Entitlement Certificates any time between December 13, 2000, and ten days before maturity date at a prescribed conversion price at that time.

The bonds may be redeemed early on September 13, 2003 and 2004, at the option of the bondholders. The redemption price is the principal amount of the bonds, plus interest accrued up to the date of redemption. The accrued interest at the redemption date of September 13, 2003 and 2004, is 17.4241% and 25.7720%, respectively, of the principal amount of the bonds.

Redemption at the option of the Company

(a) The Company may, having given written notice by registered mail to the bondholders and TSE and by public announcement, redeem at any time between December 13, 2000, and forty days before maturity date, if the amount of not-yet-redeemed convertible bonds is less than NT$150,000. The bondholders are required to exercise their conversion rights into shares of the Company's common stock or Entitlement Certificates within 20 days of the registered mail being sent. For the bondholders who do not meet the requirement, the Company may redeem one month after the registered mail has been sent under the following restrictions:

   (i) At any time prior to three years after the issuance of the convertible bonds, at a redemption price equal to 100% of their outstanding principal amount plus 5.5% interest.

(ii) At any time between three years and four years after issuance of the convertible bonds, at a redemption price equal to 100% of their outstanding principal amount plus 5.9% interest.

(iii) At any time between four years after the issuance and 40 days prior the maturity date, at a redemption price equal to 100% of their outstanding principal amount.

(b) The Company may, having given written notice by registered mail to the bondholders and TSE and by public announcement, redeem at any time between September 13, 2000, and forty days before maturity date, if the closing price on the stock exchange is 50% more than the prescribed conversion price at that time for 30 consecutive trading days. The bondholders are required to exercise their conversion rights into shares of the Company's common stock or Entitlement Certificates within 20 days of the registered mail being sent. For bondholders who do not meet the requirement, the Company may redeem under the restrictions listed in (a).

As of December 31, 2000, no convertible bond had been converted into shares of the Company's common stock.

13. Stockholders' Equity

(a) Common stock

As of December 31, 1998, 1999, and 2000, the Company's authorized capital was 240,000,000, 240,000,000 and 310,000,000 shares, respectively, at $10 (Unit: NT$1) par value per share. As of December 31, 1998, 1999 and 2000, 146,138,400, 162,204,300 and 208,287,191 shares, respectively, were issued and outstanding.

The shareholders' meeting on May 23, 2000, decided to retain a legal reserve of NT$57,048 and declare cash dividends of NT$267,307 and remuneration to directors and supervisors of NT$3,352. In addition, the meeting also declared NT$267,307 and NT$33,522 worth of stock dividends, to be transferred from unappropriated earnings, for shareholders and employees, respectively. The issuance of a stock dividend was authorized by the SFC and effective from June 5, 2000, and was registered with the government authorities.

To reduce bank borrowing and meet the capital required to establish distribution centers, in the board meeting on August 27, 1999, the board members decided to issue 16,000,000 new shares of common stock at $65 (Unit: NT$1) per share. The issuance was registered with the SFC and was effective from November 15, 1999. The related registration was completed with the government authorities.

The shareholders' meeting on May 28, 1999, decided to retain a legal reserve of NT$32,373 and declare cash dividends of NT$146,138 and remuneration to directors and supervisors of NT$1,452. In addition, the meeting also declared NT$146,138 and NT$14,521 worth of stock dividends, to be transferred from unappropriated earnings, for shareholders and employees, respectively. The issuance was registered with the SFC and was effective from June 14, 1999. The related registration was completed with the government authorities.

The shareholders' meeting on May 29, 1998, decided to declare cash dividends of NT$60,246. In addition, the meeting also declared NT$240,984, and NT$15,480 worth of stock dividends, to be transferred from unappropriated earnings, for shareholders and employees, respectively. The shareholders' meeting also decided to increase authorized capital to 240,000,000 shares, and the related registration has been completed.

(b) Legal reserve

The ROC Company Law stipulates that a company must retain 10% of its annual earnings as legal reserve before the distribution of earnings, as defined in the Law, until such retention equals the amount of authorized share capital. The legal reserve may be used to offset an accumulated deficit but cannot be distributed as cash dividends to stockholders. However, portions in excess of one-half of issued share capital may be transferred to share capital upon approval by the Company's stockholders.

(c) Capital surplus

According to the ROC Company Law, capital surplus may be used to offset an accumulated deficit or transferred to share capital, but cannot be distributed as cash dividends to stockholders.

As of December 31, 1998, 1999, and 2000, the components of capital surplus were as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Paid-in capital in excess of par value	776,115	776,115	1,655,296	50,039
Surplus from long-term equity investments accounted for by the equity method	9,679	53,187	68,294	2,065
Transfer of gain on disposal of fixed assets from unappropriated earnings	1,918	1,996	2,259	68
	787,712	831,298	1,725,849	52,172

(d) Earnings distribution

According to the Company's articles of incorporation, the balance of annual earnings, after paying taxes and offsetting accumulated deficit, if any, must be set aside as legal reserve at 10% of such balance and cannot be used to declare dividends unless such legal reserve equals the amount of authorized capital. The remaining balance, if any, is appropriated by the board of directors and then approved by the stockholders as follows: (1) employees' bonuses□no less than 5%, (2) remuneration to directors and surpervisors□1%; (3) any remaining balance can be distributed as dividends to stockholders.

Due to the rapid change in the business market the Company is involved in, factors both internal and external, such as the net income, overall market share, related regulations, long-term plan and development of the Company, and financial stability, affect the dividend policy. The current dividend policy was approved by the board meeting on May 23, 2000. The cash dividend distribution is between 0% and 50% of par value of the shares.

14. Income Tax

(a) Pursuant to the ROC Income Tax Law, each domestic company must file an annual income tax return. Foreign subsidiaries are not required to file income tax returns with the ROC tax authorities, and their earnings are not subject to ROC income tax until dividends have been declared and received. Accordingly, their losses are not deductible in the parent company's income tax return.

(b) The Company's earnings and its other domestic subsidiaries are subject to ROC income tax at a maximum rate of 25%. The components of income tax expense in 1998, 1999 and 2000 are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Current income tax expense	82,008	170,789	182,526	5,518
Deferred income tax benefit	(39,392)	(18,930)	(33,725)	(1,019)
	42,616	151,859	148,801	4,498

(c) The difference between expected income tax, calculated based on income before income tax at the statutory income tax rate, and effective income tax, as reported in the accompanying financial statements, is summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Expected income tax expense	103,003	198,424	270,060	8,164
Tax effect of gains on disposal of investments	-	-	(67,963)	(2,055)
Tax effect of prior years' income tax adjustment	127	(6,885)	8,272	250
Tax credit for R&D and training expenditures	(18,451)	(22,475)	(50,619)	(1,530)
Tax credit for branch in science park	-	-	(6,888)	(208)
Tax credit for investment in high technology industry	-	-	(20,750)	(627)
Investment gain or loss arising from equity method	4,493	(30,061)	(8,703)	(263)
Increase in allowance for deferred income tax assets	(38,677)	6,618	19,882	601
Additional 10% surtax on undistributed earnings	-	3,158	2,663	80
Others	(7,879)	3,080	2,847	86
Effective income tax expense	42,616	151,859	148,801	4,498

(d) The components of the aforementioned deferred income tax benefit are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Unrealized losses on inventory devaluation	4,240	11,404	(7,612)	(230)
Net operating loss carryforwards	(12,543)	(12,543)	(10,852)	(328)
Adjustment of bad-debt allowance for tax purposes	(26,974)	(25,180)	(3,226)	(98)
Appropriation for sales service	-	12,985	5,592	169
Accrued sales bonus	-	-	(5,710)	(172)
Accrued cost of goods sold	-	-	(7,801)	(236)
Provision for redemption of convertible bonds	-	-	(6,576)	(198)
Others	(4,115)	(5,596)	2,460	74
	(39,392)	(18,930)	(33,725)	(1,019)

(e) The balance sheet classification of deferred income tax assets as of December 31, 1998, 1999 and 2000, is as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Current:				
Deferred income tax assets	17,376	43,270	69,752	2,109
Valuation allowance for deferred income tax assets	-	-	(3,182)	(96)
Net deferred income tax assets	17,376	43,270	66,570	2,013
Non-current:				
Deferred income tax assets	44,905	5,496	32,902	995
Valuation allowance for deferred income tax assets	-	-	(16,700)	(505)
Deferred income tax liabilities	-	(5,415)	(5,696)	(172)
Net deferred income tax assets	44,905	81	10,506	318

The net deferred income tax assets□current are recorded as "other current assets", and the net deferred income tax assets□non-current are recorded an "other assets" in the accompanying balance sheets.

(f) The components of deferred income tax assets as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Unrealized losses on inventory devaluation	2,863	14,267	21,880	661
Unfunded pension payable	5,216	6,015	5,606	169
Adjustment of bad-debt allowance for tax purposes	33,978	8,798	12,025	364
Net operating loss carryforwards	12,543	-	13,938	421
Provision for free-of-charge service	754	13,739	8,147	246
Accrued sales bonus	-	-	5,710	173
Accrued cost of goods sold	-	-	7,801	236
Provision for redemption of convertible bonds	-	-	6,576	199
Unrealized investment loss	-	-	16,711	505
Capitalized interest expenses for construction in progress	5,094	5,470	5,077	154
Others	1,833	(4,938)	(6,513)	(197)
Total	62,281	43,351	96,958	2,931

(g) The related information about the integrated income tax system as of December 31, 1998, 1999 and 2000, is as follows:

	1998	1999	2000
	NT$	NT$	NT$
Imputed credit account balance	41,047	49,096	97,529
Ratio of distributable tax credit on retained earnings	25.25%	27.49%	16.72% (expected)

As of December 31, 1998, 1999 and 2000, the undistributed earnings were as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
1997 and before	343,065	326,169	268,113	8,105
1998 and after	323,726	570,480	968,471	29,277
Total	666,791	896,649	1,236,584	37,382

(15) Pension Plan

The funding status of the pension plan is based on the actuarial computation. The accrued pension liability is reconciled as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Benefit obligation:				
Vested benefit obligation	(15,559)	(13,353)	(12,859)	(389)
Nonvested benefit obligation	(66,671)	(80,308)	(101,528)	(3,069)
Accumulated benefit obligation	(82,230)	(93,661)	(114,387)	(3,458)
Projected compensation increase	(118,345)	(138,545)	(163,207)	(4,934)
Projected benefit obligation	(200,575)	(232,206)	(277,594)	(8,392)
Plan assets at fair value	203,548	227,851	250,105	7,561
Funded status	2,973	(4,355)	(27,489)	(831)
Unrecognized prior service cost	(10,328)	-	-	-
Unrecognized benefit of plan assets	(5,868)	(9,477)	16,362	495
Unrecognized transition assets	(4,536)	(13,217)	(11,929)	(361)
Additional minimum liability	(5,644)	(1,119)	-	-
Accrued pension liability	(23,403)	(28,168)	(23,056)	(697)

As of December 31, 1998, 1999 and 2000, the pension funds deposited in financial institutions were NT$203,126, NT$227,798, and NT$250,105, respectively.

Actuarial assumptions for 1998, 1999 and 2000 are summarized as follows:

	1998	1999	2000
Discount rate	6.5%	6.5%	6.0%
Rate of increase in future compensation levels	5.0%	5.0%	5.0%
Expected long-term rate of return on plan assets	6.5%	6.5%	6.0%

16. Financial Instruments

(a) The Company uses forward foreign currency exchange contracts to hedge existing assets and liabilities denominated in foreign currencies. As of December 31, 1998, 1999 and 2000, the Company had several foreign currency exchange contracts outstanding, totaling US$1,200, US$0 and US$23,000. Details of the gross and net receivable balance as of December 31, 1998, 1999 and 2000, are as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Forward foreign currency contract receivable	38,652	-	760,603	22,993
Forward foreign currency contract payable	(39,163)	-	(754,649)	(22,813)
Forward foreign currency contract receivable, net	(511)	-	5,954	180

The above forward foreign currency contract receivable, net is recorded as "other current assets" in the accompanying balance sheet.

Since the forward foreign exchange contracts are entered to hedge the existing foreign currency assets and liabilities, and the exchange rates of the forward contracts were fixed, no significant liquidity and cash flow risk are expected.

The Company enters into forward currency exchange contracts only with reputable, creditworthy international financial institutions. The Company usually enters into forward contracts with several different financial institutions in order to minimize financial risk. The Company believes that the risk that the financial institutions will default on these contracts is relatively low.

(b) Fair value of financial instruments

The carrying amounts reflected in the consolidated balance sheets classified as cash, pledged time deposits, notes and accounts receivable/payable, receivables from and payables to related parties, short-term borrowings, and accrued expenses approximate fair values because of the short-term nature of these instruments.

The carrying amounts and estimated fair value of all other financial instruments as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998		1999	
	Carrying amount	Fair value	Carrying amount	Fair value
	NT$	NT$	NT$	NT$
Non-derivative financial instruments:				
Assets:				
Short-term investments	19,013	21,908	15,762	19,282
Long-term equity investments - fair value not available	460,388	-	1,120,677	-
Liabilities:				
Bonds payable	-	-	-	-
Derivative financial instruments:				

	1998		1999	
	Carrying amount	Fair value	Carrying amount	Fair value
Forward foreign currency exchange contracts	(511)	-	-	-
Off-balance-sheet instruments:				
Endorsements and guarantees	113,665	113,665	113,665	113,665

	2000			
	Carrying amount		Fair value	
	NT$	US$	NT$	US$
Non-derivative financial instruments:				
Assets:				
Short-term investments	677,983	20,495	866,845	26,205
Long-term equity investments fair value not available	1,945,852	58,823	-	-
Liabilities:				
Bonds payable	1,526,304	46,140	1,460,250	44,143
Derivative financial instruments:				
Forward foreign currency exchange contracts	5,954	180	(1,279)	(39)
Off-balance-sheet instruments:				
Endorsements and guarantees	121,665	3,678	121,665	3,678

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

(i) Short-term investments

Publicly quoted market prices are used as fair value.

The fair values of long-term equity investments are based on quoted market prices. Management believes that it is not practicable to estimate the fair value of long-term equity investments that do not have readily available market price information.

(ii) Bonds payable

The fair values are based on quoted market prices.

(iii) Derivative financial instruments

The fair value of derivative financial instruments represents the estimated amount that the Company would receive or pay to terminate the contracts at the balance sheet date, generally including unrealized gain or loss on unsettled agreements. The fair values are based on quotations received from financial institutions.

(iv) Endorsements and guarantees

The fair values are based on contract prices.

(17) Related-party Transactions

(a) Name and relationship

Name	Relationship to the Company
Acer Incorporated (AI)	Primary shareholder of the Company
Acer Labs. Inc. (ALI)	Investee of AI accounted for by equity method
Acer TWP Corporation (TWP)	Investee of AI accounted for by equity method
Acer Sales & Distribution Ltd. (ASD)	Indirectly held subsidiary of AI
AMBIT Microsystems Corp. (AMBIT)	Investee of AI accounted for by equity method
TSMC-Acer Semiconductor Manufacturing Corporation (TSMC-Acer)	Investee of AI accounted for by equity method
Acer Communication & Multimedia Inc. (ACM, formerly Acer Peripherals Inc.)	Investee of AI accounted for by equity method
Fund 21 Limited	Investee of AI accounted for by equity method
Acer Peripherals Asia Pacific Inc. (APP)	Subsidiary of ACM
Acer Peripherals Suzhou Co., Ltd. (APS)	Indirectly held subsidiary of ACM
ADDONICS Technology (ADDONICS)	Investee of AI accounted for by equity method
Apacer Technology Inc. (AMT)	Subsidiary of AI
Acer Capital Corporation (ACT)	Subsidiary of AI
Pacific-Acer Global Internet Corp. (PAG)	Investee of AI accounted for by equity method
Acer Digital Services (Cayman Islands) Corp. (ADSCC)	Indirectly held subsidiary of AI
Acer Sertek (BVI) Holding Corp (ASBH)	Subsidiary of the Company
Weblink International Inc. (WII)	Subsidiary of the Company
HiTRUST.COM Inc. (HiTRUST BVI)	Investee of ASBH accounted for by equity method
Hitrust Internet Commerce Inc. (HICI)	Subsidiary of HiTRUST BVI
Hyperama Tech. Co., Ltd.	Investee of WII accounted for by equity method

(b) Significant transactions with related parties as of and for the years ended December 31, 1998, 1999 and 2000, are summarized below:

(i) Sales

	1998		1999		2000		
	Amount NT$	% of net sales	Amount NT$	% of net sales	NT$	Amount US$	% of net sales
TWP	235,205	1.13	319,453	1.23	376,597	11,384	1.09
AI	104,865	0.51	114,061	0.44	153,849	4,651	0.44
ADDONICS	163,091	0.79	103,514	0.40	30,503	922	0.09
AMBIT	62,969	0.30	89,321	0.34	183,344	5,542	0.53
PAG	-	-	35,469	0.14	78,456	2,372	0.23
ACT	58,353	0.28	59,046	0.23	71,039	2,148	0.20
Others	161,860	0.78	342,338	1.32	528,150	15,966	1.53
	786,283	3.79	1,063,202	4.10	1,421,938	42,985	4.11

(ii) Notes and accounts receivable

	December 31, 1998		December 31, 1999		December 31, 2000		
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$	
TWP	60,569	1.76	80,747	1.64	142,709	4,314	2.68
AI	30,152	0.88	52,924	1.07	132,279	3,999	2.48
AMBIT	14,762	0.43	28,923	0.58	28,263	854	0.53
PAG	-	-	27,620	0.56	12,293	372	0.23
Others	53,770	1.57	125,136	2.55	117,477	3,551	2.20
	159,253	4.64	315,350	6.40	433,021	13,090	8.12

The trade terms with related parties are similar to those for other customers.

(iii) Purchases

	1998		1999		2000		
	Amount	% of net purchases	Amount	% of net purchases	Amount		% of net purchases
	NT$		NT$		NT$	US$	
AI	2,721,850	13.96	5,203,263	27.16	6,590,254	199,222	20.00
ACM	848,240	4.35	862,775	4.50	524,575	15,858	1.59
ASD	-	-	40,278	0.21	1,034,270	31,266	3.14
TSMC-Acer	-	-	839,554	4.38	-	-	-
ALI	292,935	1.50	663,076	3.46	330,522	9,992	1.00
AMT	308,331	1.58	651,339	3.40	980,010	29,625	2.97
Others	462,446	2.38	394,198	2.06	1,499,334	45,324	4.55
	4,633,802	23.77	8,654,483	45.17	10,958,965	331,287	33.25

(iv) Notes and accounts payable

	December 31, 1988		December 31, 1999		December 31, 2000		
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$	
AI	509,247	24.07	1,328,773	36.41	1,035,099	31,291	26.07
ACM	99,451	4.70	182,063	4.99	17,140	518	0.43
APP	-	-	-	-	167,476	5,063	4.22
TSMC-Acer	-	-	165,593	4.54	-	-	-
ALI	49,085	2.32	110,535	3.03	16,144	488	0.41
APS	-	-	15,753	0.43	81,000	2,449	2.04
ASD	4,346	0.21	22,941	0.62	84,729	2,561	2.13
Others	141,351	6.68	137,526	3.77	194,453	5,878	4.90
	803,480	37.98	1,963,184	53.79	1,596,041	48,248	40.20

The trade terms with related parties are similar to those with other suppliers.

(v) Property, plant and equipment transactions

The Company, in order to set up the e-chanel network with the distributors, entered into an agreement with HICI, totaling NT$24,700, to develop an electronic method of payment in 2000. As of December 31, 2000, the outstanding payable was NT$8,645.

(vi)Receivables from the aforementioned related-party transactions as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Notes and accounts receivable	159,253	315,350	433,021	13,090
Allowance for doubtful accounts	(1,380)	(146)	(337)	(10)
	157,873	315,204	432,684	13,080
Other receivables	23,489	22,715	10,617	321
Net receivables from related parties	181,362	337,919	443,301	13,401

(vii) Payables from the aforementioned related-party transactions as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Notes and accounts payable	803,480	1,963,184	1,596,041	48,248
Other payables	62,959	57,649	40,610	1,228
Net payables to related parties	866,439	2,020,833	1,636,651	49,476

(viii) Guarantees

The Company provides endorsements for related parties to obtain stand-by guarantees. Such endorsements as of December 31, 1998, 1999 and 2000, are summarized below:

Related parties	1998	1999	2000	
	NT$	NT$	NT$	US$
HICI	113,665	113,665	113,665	3,436
HPT	-	-	8,000	242

(ix) Shares transfer

As described in note 7, the Company sold its ownership of HICI at $0.6 (unit:US$1) per share to HiTRUST BVI. Acer Sertek (BVI) Holding then acquired the same shares of HiTRUST BVI at the selling price.

The Company acquired 2,000,000 shares of Pacific Cellular Corp. from AI for NT$110,000 in the fourth quarter of 1999.

The Company sold its ownership of ADSC to Acer Digital Services (Cayman Islands) Corp. at cost in order to re-organize group resources and structure in 1999. Payment from the transactions has all been collected.

The Company sold 2,000,000 shares of WII in the fourth quarter of 1998 to Fund 21 Limited for NT$39,880, and the disposal gain arising from the transaction was NT$16,342. The payment was collected in full.

The Company acquired 13,000,000 shares of TSMC-Acer, for NT$195,000 in total, at $15 (unit:NT$1) per share, from AI in the second quarter of 1998.

(x) Others

The Company and its subsidiaries sold accounts receivable to ACT with the right of recourse in 1999 and 2000. The Company and its subsidiaries have no obligation, and ACT has no right to ask the Company and its subsidiaries, to purchase back the accounts receivable. As of December 31, 1999 and 2000, the differences, of NT$11,567 and NT$2,015, respectively, between the principal and sold amounts were recorded as non-operating interest expenses in the accompanying statements of income.

(18) Pledged Assets

As of December 31, 1998, 1999 and 2000, the book values of pledged assets by the Company and its subsidiaries were as follows:

Pledged assets	Pledged to secure	1998	1999	2000	
		NT$	NT$	NT$	US$
Certificates of time deposits	Bid guarantees	18,991	51,321	104,262	3,152
Certificates of time deposits	Bank loan	-	-	99,240	3,000
Accounts receivable	Bank loan	103,592	85,426	-	-
Inventory	Bank loan	43,358	66,584	-	-
Fixed assets	Bank loan	-	2,000	-	-

(19) Commitments and Contingencies

(a) As of December 31, 2000, future minimum rental expenses under operating leases for offices were as follows:

	Amount	
	NT$	US$
2001	66,960	2,024
2002	43,300	1,309
2003	24,915	753
2004	10,138	306
	145,313	4,393

(b) As of December 31, 1998, 1999 and 2000, the outstanding stand-by letters of credit to guarantee contract bidding amounted to NT$18,634, NT$12,000 and NT$39,400, respectively.

(c) The Company entered into a property contract on June 29, 2000, with Nan Ya Plastics Corp. ("NYP"), Acer Global Incorporated ("AGI"), and Formosa Chemicals & Fibre Corp. ("FCF"). Based on this agreement, the rights and obligations of the contract orignally between NYP and AGI in 1997 were transferred to the Company and NYP. The outstanding payments include (i) NT$57,312 to AGI, which was the prepayment made by AGI to NYP, and (ii) the remaining NT$326,688 to NYP and FCF. As of December 31, 2000, the Company had paid NT$57,312 and NT$158 to AGI and FCF, respectively. These costs were recorded as "Prepayment for Land" in the accompanying balance sheet.

(20) Significant Disaster Loss

On November 11, 2000, as the result of a typhoon, Weblink International Inc. incurred an inventory loss of NT$255,918. The loss of NT$43,633, after the deduction of compensation of NT$212,285 from insurance, was recorded as "non-operating expense" in the accompanying consolidated income statement. As of December 31, 2000, the outstanding compensation amounted to NT$137,285, which was recorded in other current assets in the accompanying balance sheet.

(21) Reclassifications

To conform with the presentation of the 2000 financial statements, certain amounts in the 1998 and 1999 consolidated financial statements have been reclassified. The effect of such reclassifications on the consolidated financial statements is immaterial.

(22) Disclosure of Segment Information

(a) Industry segment

Industry segment financial information has not been disclosed because the major activities of the Company and is subsidiaries are included in one segment: sale of computer peripheral equipment.

(b) Geographic segment information

A summary of the Company and its subsidiaries' operations by geographic area for the years ended December 31, 1998, 1999 and 2000, is as follows:

	1998				
	Asia	Domestic	Others	Adjustments & Eliminations	Consolidated
	NT$	NT$	NT$	NT$	NT$
Operating revenues:					
Unaffiliated customers	1,156,708	19,173,024	896,993	-	21,226,725
Affiliated customers	8,312	535,537	20,685	(564,534)	-
Total revenue	1,165,020	19,708,561	917,678	(564,534)	21,226,725
Operating profit (loss)	(84,292)	442,622	(425)	24,770	382,675
Gain on disposal of investments, net					34,240
Investment gain, net					2,680
Interest expense					(82,001)
Income before income taxes					337,594
Identifiable assets	786,683	7,083,743	192,276	(928,094)	7,134,608
Long-term equity investments					460,388
Consolidated debit					1,293
Total assets					7,,596,289

	1999				
	Asia	Domestic	Others	Adjustments & Eliminations	Consolidated
	NT$	NT$	NT$	NT$	NT$
Operating revenues:					
Unaffiliated customers	2,068,717	24,253,324	694,771	-	27,016,812
Affiliated customers	7,856	435,378	12,128	(455,362)	-
Total revenue	2,076,573	24,688,702	706,899	(455,362)	27,016,812
Operating profit (loss)	123,755	743,121	(3,427)	(352)	863,097
Gain on disposal of investments, net					13,766
Investment loss, net					(2,635)
Interest expense					(80,691)
Income before income taxes					793,537
Identifiable assets	754,240	8,416,575	203,455	(257,111)	9,117,159
Long-term equity investments					1,120,677
Consolidated debit					757
Total assets					10,238,593

	2000					
	Asia	Domestic	Others	Adjustments & Eliminations	Consolidated	
	NT$	NT$	NT$	NT$	NT$	US$
Operating revenues:						
Unaffiliated customers	5,837,539	30,088,550	411,920	-	36,338,009	1,098,489
Affiliated customers	3,070	487,140	22,154	(512,364)	-	-
Total revenue	5,840,609	30,575,690	434,074	(512,364)	36,338,009	1,098,489
Operating profit (loss)	324,989	975,799	(18,889)	118	1,282,017	38,755
Gain on disposal of investments, net					275,335	8,324
Investment loss, net					(174,481)	(5,275)
Interest expense					(134,426)	(4,064)
Income before income taxes					1,248,445	37,740
Identifiable assets	1,442,629	10,443,897	48,209	(220,768)	11,713,967	354,110
Long-term equity investments					1,945,852	58,823
Consolidated debit					266	8
Total assets					13,660,085	412,941

Independent Auditors' Report

The Board of Directors
Acer Sertek Inc.:

We have audited the accompanying non-consolidated balance sheets of Acer Sertek Inc. as of December 31, 1998, 1999 and 2000, and the related non-consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Acer Sertek Inc. as of December 31, 1998, 1999 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of China.

The accompanying non-consolidated financial statements as of and for the year ended December 31, 2000, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the non-consolidated financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in note 2(o) of the notes to the non-consolidated financial statements.

KPMG
Taipei, Taiwan (the Republic of China)
February 10, 2001

The accompanying non-consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices to audit such non-consolidated financial statements are those generally accepted and applied in the Republic to China.

ACER SERTEK INC.

Non-Consolidated Balance Sheets

December 31, 1998, 1999 and 2000
(expressed in thousands of New Taiwan dollars and US dollars)

Assets	1998 NT$	1999 NT$	2000 NT$	2000 US$
Current assets:				
Cash and cash equivalents (note 3)	391,921	212,889	756,326	22,864
Short-term investment (note 4)	19,013	2,262	607,342	18,360
Notes receivable	327,858	409,209	327,568	9,902
Accounts receivable	1,895,595	2,395,867	2,655,438	80,273
Receivables from related parties (note 16)	242,101	379,428	367,451	11,108
Inventories (note 5)	1,086,364	1,545,070	1,439,094	43,503
Prepaid expenses and other current assets (notes 13 and 15)	71,118	82,824	124,447	3,762
Total current assets	4,033,970	5,027,549	6,277,666	189,772
Long-term investments (note 6)	1,041,154	1,947,100	2,986,327	90,276
Property, plant and equipment (notes 7 and 16):				
Land	318,774	318,774	369,290	11,164
Buildings	277,980	277,980	279,990	8,464
Machinery and equipment	7,148	7,148	7,148	216
Computer and communication equipment	65,832	78,830	120,965	3,657
Transportation equipment	19,581	22,299	23,967	725
Furniture and fixtures	15,492	14,817	15,420	466
Leased assets	10,328	10,328	10,328	312
Leasehold improvement	-	-	7,873	238
Other equipment	11,262	4,402	6,964	210
	726,397	734,578	841,945	25,452
Less: accumulated depreciation	(91,330)	(110,711)	(132,599)	(4,008)
Prepayments for land (note 18)	-	-	57,470	1,737
Net property, plant and equipment	635,067	623,867	766,816	23,181
Other assets (notes 8, 13 and 17)	174,540	197,803	284,715	8,607
	5,884,731	7,796,319	10,315,524	311,836

See accompanying notes to non-consolidated financial statements.

ACER SERTEK INC.

Non-Consolidated Balance Sheets (continued)

December 31, 1998, 1999 and 2000
(expressed in thousands of New Taiwan dollars and US dollars)

	1998	1999	2000	
Liabilities and Stockholders' Equity	**NT$**	**NT$**	**NT$**	**US$**
Current liabilities:				
Short-term borrowings (note 9)	360,000	760,000	-	-
Short-term commercial paper payable (note 10)	488,605	99,601	-	-
Notes payable	2,935	6,553	2,208	67
Accounts payable	736,933	860,834	1,332,835	40,291
Payables to related parties (note 16)	675,987	1,849,084	1,243,394	37,587
Income tax payable	37,480	104,525	77,709	2,349
Accrued salaries and bonuses	119,799	130,246	204,954	6,196
Other accrued expenses (note 14)	125,258	138,502	167,456	5,062
Other current liabilities (note 16)	163,137	178,025	292,818	8,852
Total current liabilities	2,710,134	4,127,370	3,321,374	100,404
Bonds payable (note 11)	-	-	1,526,304	46,140
Other liabilities (note 6)	5,134	4,353	12,488	378
Total liabilities	2,715,268	4,131,723	4,860,166	146,922
Stockholders' equity (note 12):				
Common stock	1,461,384	1,622,043	2,082,872	62,965
Common stock¡Ðsubscribed	-	41,328	-	-
Capital surplus	787,712	831,298	1,725,849	52,172
Legal reserve	199,847	232,220	289,268	8,744
Unappropriated earnings	666,791	896,649	1,236,584	37,382
Accumulated translation adjustment	53,729	41,058	120,785	3,651
Total stockholders' equity	3,169,463	3,664,596	5,455,358	164,914
Commitments and contingencies (notes 16 and 18)				
	5,884,731	7,796,319	10,315,524	311,836

See accompanying notes to non-consolidated financial statements.

ACER SERTEK INC.

Non-Consolidated Statements of Income

Years ended December 31, 1998, 1999 and 2000

(expressed in thousands of New Taiwan dollars and US dollars except net income per share)

	1998	1999	2000	
	NT$	NT$	NT$	US$
Operating revenues (note 16):				
Sales	15,248,976	17,895,519	20,382,977	616,172
Less: sales returns and allowances	(147,867)	(148,557)	(292,435)	(8,840)
Net sales	15,101,109	17,746,962	20,090,542	607,332
Service revenue	347,825	400,654	373,290	11,284
	15,448,934	18,147,616	20,463,832	618,616
Operating costs (note 16)	(14,038,421)	(16,303,776)	(18,137,127)	(548,280)
Gross profit	1,410,513	1,843,840	2,326,705	70,336
Realized (unrealized) inter-company gross profit	(959)	(1,093)	1,360	41
Realized gross profit	1,409,554	1,842,747	2,328,065	70,377
Operating expenses:				
Selling expenses	(754,542)	(864,064)	(911,268)	(27,548)
Administrative expenses	(201,646)	(298,632)	(501,671)	(15,165)
Research and development expenses	(99,240)	(102,605)	(104,416)	(3,156)
	(1,055,428)	(1,265,301)	(1,517,355)	(45,869)
Operating income	354,126	577,446	810,710	24,508
Non-operating income:				
Interest income	23,424	13,251	17,100	517
Investment income, net (notes 4 and 6)	24,557	101,065	257,840	7,794
Gains on disposal of equipment	751	104	350	11
Foreign exchange gains	33,193	32,476	89,927	2,718
Other income	23,672	22,761	17,392	526
	105,597	169,657	382,609	11,566
Non-operating expenses and losses:				
Interest expenses (note 16)	(47,484)	(39,391)	(77,335)	(2,338)
Losses on disposal of equipment	(1,240)	(3,122)	(1,247)	(38)
Other losses	(10,070)	(632)	(3,873)	(117)
	(58,794)	(43,145)	(82,455)	(2,493)
Income before income tax	400,929	703,958	1,110,864	33,581
Income tax expense (note 13)	(76,640)	(133,400)	(142,130)	(4,297)
Net income	324,289	570,558	968,734	29,284
Net income per share (unit: NT$1, US$1)	1.71	3.00	4.67	0.14

See accompanying notes to non-consolidated financial statements.

ACER SERTEK INC.

Non-Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 1998, 1999 and 2000
(expressed in thousands of New Taiwan dollars)

	Common stock	Common stock subscribed	Capital surplus	Legal reserve	Unappropriated earnings	Accumulated translation adjustment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 1998	1,015,420	19,004	1,355	169,258	691,912	69,005	1,965,954
Gains on disposal of equipment transferred to capital surplus	-	-	563	-	(563)	-	-
Newly issued common stock and paid-in capital	189,500	(19,004)	776,115	-	-	-	946,611
Legal reserve	-	-	-	30,589	(30,589)	-	-
Cash dividends	-	-	-	-	(60,246)	-	(60,246)
Appropriation of stock bonuses to employees	15,480	-	-	-	(15,480)	-	-
Remuneration of directors and supervisors	-	-	-	-	(1,548)	-	(1,548)
Stock dividends	240,984	-	-	-	(240,984)	-	-
Increase due to the increase in the Company's interest in investee's equity	-	-	9,679	-	-	-	9,679
Net income for 1998	-	-	-	-	324,289	-	324,289
Translation adjustments	-	-	-	-	-	(15,276)	(15,276)
Balance at December 31, 1998	1,461,384	-	787,712	199,847	666,791	53,729	3,169,463
Gains on disposal of equipment transferred to capital surplus	-	-	78	-	(78)	-	-
Legal reserve	-	-	-	32,373	(32,373)	-	-
Cash dividends	-	-	-	-	(146,138)	-	(146,138)
Appropriation of stock bonuses to employees	14,521	-	-	-	(14,521)	-	-
Remuneration of directors and supervisors	-	-	-	-	(1,452)	-	(1,452)
Stock dividends	146,138	-	-	-	(146,138)	-	-
Increase due to the increase in the Company's interest in investee's equity	-	-	43,508	-	-	-	43,508
Advance receipts for common stock	-	41,328	-	-	-	-	41,328
Net income for 1999	-	-	-	-	570,558	-	570,558
Translation adjustment	-	-	-	-	-	(12,671)	(12,671)
Balance at December 31, 1999	1,62	41,3[illegible]	831,298	232,220	89	41,058	3,664,596
Gains on disposal of equipment transferred to capital surplus	-	-	263	-	(263)	-	-
lewly issued common stock and paid-in capital	160,000	(41,328)	879;181	-	-	-	997,853
Legal reserve	-	-	-	57,048	(57,048)	-	-
Cash dividends	-	-	-	-	(267,307)	-	(267,307)
Appropriation of stock bonuses to employees	33,522	-	-	-	(33,522)	-	-
Remuneration of directors and supervisors	-	-	-	-	(3,352)	-	(3,352)
Stock dividends	267,307	-	-	-	(267,307)	-	-
Increase due to the increase in the Company's interest in investee's equity	-	-	16,004	-	-	-	16,004
Surplus adjustment of disposal of long-term equity investments accounted for by equity method	-	-	(897)	-	-	-	(897)
Net income for 2000	-	-	-	-	968,734	-	968,734
Translation adjustments	-	-	-	-	-	79,727	79,727
Balance at December 31, 2000	2,082,872	-	1,725,849	289,268	1,236,584	120,785	5,455,358

See accompanying notes to non-consolidated financial statements.

ACER SERTEK INC.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 1998, 1999 and 2000
(expressed in thousands of New Taiwan dollars and US dollars)

	1998	1999	2000	
	NT$	NT$	NT$	US$
Cash flows from operating activities:				
Net income	324,289	570,558	968,734	29,285
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:				
Depreciation	28,700	32,131	40,844	1,235
Amortization	12,079	14,306	13,476	407
Losses on disposal of equipment	489	3,018	896	27
Decrease (increase) in short-term investments, net	10,658	18,094	36,307	1,098
Gains on disposal of long-term investments	(18,710)	(2,920)	(10,462)	(316)
Investment loss (income) from long-term investments, net	1,261	(82,637)	11,661	353
Provision for (reversal of) allowance for short-term investment	1,342	(1,342)	-	-
Provision for allowance for doubtful accounts	4,615	8,899	33,954	1,026
Decrease (increase) in notes receivable	(23,139)	(81,653)	81,597	2,467
Decrease (increase) in receivables from related parties	(25,895)	(137,374)	11,714	354
Increase in accounts receivable	(526,835)	(508,822)	(293,217)	(8,864)
Decrease (increase) in inventories	(138,660)	(479,760)	70,136	2,120
Increase in other current assets	(23,712)	(11,706)	(41,623)	(1,258)
Decrease (increase) in other assets	-	2,646	(25,366)	(767)
Increase (decrease) in notes payable	(8,710)	3,618	(4,345)	(131)
Increase (decrease) in payables to related parties	(99,510)	1,173,097	(605,690)	(18,310)
Increase in accounts payable	322,237	123,901	472,001	14,268
Increase in other accrued expenses	23,007	14,026	28,954	875
Increase in accrued salaries and bonuses	6,550	10,447	74,708	2,258
Increase in other current liabilities	21,726	14,106	114,695	3,467
Increase (decrease) in income tax payable	9,665	67,045	(26,816)	(810)
Interest provision for redemption of convertible bonds	-	-	26,304	795
Fixed assets transferred to other expenses	-	-	270	8
Cash provided by (used in) operating activities	(98,553)	749,678	978,732	29,587
Cash flows from investing activities:				
Increase in long-term investments	(539,775)	(1,105,699)	(1,696,038)	(51,271)
Proceeds from sale of long-term investments	39,880	317,602	108,790	3,289
Additions to property, plant and equipment	(19,387)	(6,044)	(151,468)	(4,579)
Proceeds from sale of equipment	1,827	3,136	2,370	72
Payment of capital lease payable	(1,267)	(781)	(782)	(24)
Increase in deferred expense and refundable deposits	(44,199)	(40,215)	(75,022)	(2,268)
Cash used in investing activities	(562,921)	(832,001)	(1,812,150)	(54,781)

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Cash Flows (continued)

Years ended December 31, 1998, 1999 and 2000
(expressed in thousands of New Taiwan dollars and US dollars)

Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	215,000	400,000	(760,000)	(22,975)
Issuance of bonds	-	-	1,500,000	45,345
Decrease in short-term commercial paper payable	(288,262)	(389,004)	(99,601)	(3,011)
Issuance of common stock and advance receipts for common stock	946,611	41,328	997,853	30,165
Cash dividends	(60,246)	(146,138)	(267,307)	(8,081)
Bonuses to employees and remuneration to directors and supervisors	(1,548)	(1,452)	(3,352)	(101)
Cash provided by (used in) financing activities	811,555	(95,266)	1,367,593	41,342
Net increase (decrease) in cash and cash equivalents	150,081	(177,589)	534,175	16,148
Effect of exchange rate changes on cash and cash equivalents	(13,315)	(1,443)	9,262	280
Cash and cash equivalents at beginning of year	255,155	391,921	212,889	6,436
Cash and cash equivalents at end of year	391,921	212,889	756,326	22,864
Supplemental disclosure of cash flow information:				
Cash payments of interest	45,747	38,395	51,703	1,563
Cash payments of income tax	75,019	89,762	195,133	5,899
Supplemental disclosure of non-cash investing activities:				
Inventories transferred to property, plant and equipment	17,336	21,054	36,784	1,112
Stock dividends	240,984	146,138	267,307	8,081
Employees' stock bonuses	15,480	14,521	33,522	1,013
Long-term investments transferred to short-term investments	-	-	641,387	19,389

See accompanying notes to non-consolidated financial statements.

(1) Organization and Business Scope

Acer Sertek Inc. (the Company) was incorporated on August 1, 1976, as a company limited by shares under the laws of the Republic of China (ROC).

The Company's business activities primarily include sales of semiconductor components, computer system products, software programs and maintenance service. The maintenance service for software and hardware is provided by the maintenance engineers of the Company. In addition, the Company acts as an agent to trade semiconductor components, computer system products and software produced by Acer Incorporated and other well-known brands.

(2) Summary of Significant Accounting Policies

The Company prepares its non-consolidated financial statements in accordance with ROC generally accepted accounting principles. The major accounting policies adopted in preparing the non-consolidated financial statements are summarized below.

(a) Foreign currency transactions

The Company maintains its books in New Taiwan dollars. The Company's foreign currency transactions are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. All assets and liabilities denominated in foreign currency at year-end are translated into New Taiwan dollars at the exchange rates prevailing on the balance sheet dates, and the resulting translation differences are recognized in the statements of earnings as foreign exchange gains or losses.

For equity investments in foreign subsidiaries and investee companies which are accounted for by the equity method, the translation differences resulting from translating foreign financial statements from their functional currency to New Taiwan dollars are reported as translation adjustment, a separate component of stockholders' equity.

(b) Forward contracts and derivatives

Forward foreign exchange contracts entered to hedge foreign currency receivables and payables are translated into New Taiwan dollars at the exchange rates prevailing on the balance sheet dates, and the resulting translation differences are recorded as current income or losses. The differences between forward rates and spot rates, when committed, are amortized during the contract period.

Premiums derived from trading of foreign currency options are recorded as exchange gains or losses in the statements of income.

(c) Cash equivalents

The Company considers all highly liquid debt instruments, such as treasury bills, commercial paper, and bank acceptances, with maturities of three months or less, to be cash equivalents. Short-term investments which can be converted to cash immediately, and whose value will not be influenced much by the movement of interest rates, are also considered cash equivalents.

(d) Short-term investment

Short-term investment consists primarily of publicly listed stock. Short-term investments are valued at the lower of cost or market value. Market value is the average closing price of the last month of the accounting period. The cost of stock sold is accounted for by the weighted-average method.

(e) Allowance for doubtful accounts

Allowance for doubtful accounts is provided according to the aging analysis and the collectibility of each account.

(f) Receivables from related parties

All notes and accounts receivable resulting from the sale of inventories, equipment and services to related parties, and advance payments for related parties, are accounted for as receivables from related parties. The trade terms with related parties are similar to those with other customers.

(g) Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market value. Market value represents net realizable value.

(h) Long-term investment

Long-term investments in which the Company owns less than 20% of the investee's voting shares and is not able to exercise significant influence over the investee's operations and financial policies are accounted for by the cost method related to investees that are non-listed companies. For investees that are publicly listed companies, the Company accounts for them by the lower-of-cost-or-market method. The unrealized losses resulting from declines in the market value below cost are recorded as a separate component of stockholders' equity.

Long-term investments in which the Company owns 20% or more of the investee's voting shares or owns less than 20% but is able to exercise significant influence over the investee's operations or financial policies are accounted for by the equity method. The Company will prepare consolidated financial statements at the year-end for those investments in excess of 50 percent of voting stock of the investee. The difference between acquisition cost and the amount of underlying equity in net assets of the investee, as of the date of acquisition of investment, is deferred and amortized on the straight-line method over five years.

The unrealized profits and loss from transactions with investees accounted for by the equity method are deferred. The gains and losses on depreciable or amortizable assets are recognized during the economic life of the assets. Those derived from other assets are recognized when the related assets are sold to an entity outside the consolidated entity.

For the long-term investments accounted for by the cost method, disposal gains and loss are derived from individually identified cost.

(i) Leases

Under capital leases, as the lessor, the Company accounts for all costs of leased assets and their related imputed interest as lease receivables and recognizes interest income thereon over the lease terms.

As the lessee, the Company accounts for the leased assets by the lower of the present value of the installment rental payments, plus bargain purchase price or guaranteed residual value, or the fair value of the leased assets at the lease inception date. Depreciation of leased assets is provided over the estimated useful lives of the respective assets under the leases with options to purchase. Otherwise, depreciation is provided over the lease period on the straight-line method.

(j) Property, plant, and equipment

Property, plant, and equipment are stated at acquisition cost. Except for land, depreciation of all other property, plant, and equipment is provided over the estimated useful lives of the respective assets on the straight-line method.

Gains on the disposal of plant and equipment are presented as non-operating income. Such gains, net of related income tax, are transferred from retained earnings to capital surplus in the year of disposal.

(k) Deferred assets

Deferred assets principally represent telephone and signboard installation, and are stated at acquisition cost. These assets have been deferred and are being amortized on the straight-line method over five years.

(l) Retirement plan

The Company established a retirement plan and a retirement funds management committee. This plan provides for lump-sum retirement benefits for retiring employees based on length of service, age, and certain other factors. The Company deposited retirement funds, at an amount equal to 5% of employees' total salaries, into the trust department of a financial institution or an investment trust company. Effective on January 1, 1999, the Company deposits funds within the limit of 3.5% of employees' total monthly salaries with the Central Trust of China in compliance with local regulations.

Effective on December 31, 1995, the Company adopted ROC Statement of Financial Accounting Standards (SFAS) No. 18, "Accounting for Pensions". It requires the Company to recognize a minimum pension liability as of the balance sheet date that is equal to the amount by which the actuarial present value of the accumulated benefit obligation exceeds the fair value of the retirement plan's assets. The Company is to recognize net periodic pension costs from January 1, 1996.

(m) Income taxes

The income tax is estimated based on accounting income. Deferred tax liabilities are recognized for tax consequences of taxable temporary differences by applying enacted statutory tax rates. Deferred tax assets are recognized for tax consequences of deductible temporary differences, operating loss carryforwards, and investment tax credits. A valuation allowance is provided when some portion or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are classified as current or noncurrent in accordance with the classification of related assets and liabilities. If no assets or liabilities are related, deferred tax assets and liabilities are classified according to the period of realization.

The additional 10% income surtax on undistributed earnings is recognized as expense on the day a stockholders' meeting resolves to appropriate earnings.

(n) Net income per share of common stock

Net income per share is calculated by the weighted-average number of outstanding shares of common stock. Stock dividends are deemed to be outstanding from their issuance, and net income per share is adjusted retroactively. The convertible bonds are included in the computation of net income per share if they are common stock equivalents and have a diluting effect on net income per share of more than 3%.

(o) Translation of New Taiwan dollars into United States dollar amounts

The non-consolidated financial statements are stated in New Taiwan dollars. The translation of New Taiwan dollar amounts into US dollars as of and for the year ended December 31, 2000, using the spot rate of the Bank of Taiwan on December 31, 2000, of NT$33.08 to US$1, is included in the non-consolidated financial statements solely for the convenience of the readers. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

(3) Cash and Cash Equivalents

The components of cash and cash equivalents as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Cash on hand	1,054	4,994	1,166	35
Cash in banks	340,867	207,895	592,423	17,909
Redeemable commercial paper	50,000	-	162,737	4,920
	391,921	212,889	756,326	22,864

(4) Short-term Investments

Short-term investments as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Publicly listed stock	20,355	2,262	607,342	18,360
Less: allowance for valuation loss of short-term investment	(1,342)	-	-	-
	19,013	2,262	607,342	18,360
Market value	21,908	5,782	823,119	24,883

Gain on sale of short-term investment amounted to NT$7,108, NT$8,892 and NT$257,864 in 1998, 1999 and 2000, respectively.

(5) Inventories

The components of inventories as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Raw materials	14,461		7,099	214
Work in process	-	-	18	1
Finished goods	14,955	-	498	15
Merchandise	977,488	1,401,682	1,285,417	38,858
Spare parts	49,649	68,655	88,288	2,669
Inventory in transit	54,574	134,796	141,814	4,287
	1,111,127	1,605,133	1,523,134	46,044
Less: provision for inventory devaluation	(24,763)	(60,063)	(84,040)	(2,541)
	1,086,364	1,545,070	1,439,094	43,503

As of December 31, 1998, 1999 and 2000, the Company's insurance coverage on inventories amounted to NT$1,135,140, NT$1,469,453, and NT$1,322,766, respectively.

(6) Long-term Investments

Long-term investments as of December 31, 1998, 1999 and 2000, are summarized below:

	December 31, 1998			
Investee	Percentage of Directly owned shares	Acquisition cost	Book value	1998 Investment income (losses)
		NT$	NT$	NT$
Equity method:				
Weblink International Inc.	59.07	216,079	222,483	7,942
Sernix Incorporated	99.98	24,994	34,019	2,073
Digital Computer System Co., Ltd.	99.88	4,994	3,286	(1,688)
Minly Corp.	99.99	5,000	28,362	8,678
Acer Sertek (H.K.) Ltd.	100.00	5,722	183,115	(11,404)
Acer Sertek Japan	-	-	-	(57)

U.S. Sertek, Inc.	100.00	48,057	58,468	(368)
Vision Tech Information Technology Inc. ("VTIT")	65.00	19,500	19,661	161
Hitrust Internet Commerce	43.27	40,689	31,371	(9,278)
Cost method:				
TSMC-Acer (common stock)	2.58	286,772	286,772	-
TSMC-Acer (series B preferred stock)	0.83	103,752	103,752	-
TSMC-Acer (series C preferred stock)	0.77	30,602	36,660	-
Fu Ya Ltd.	0.94	210	210	-
Fund 21 Limited	1.10	15,567	15,567	-
Info Wave Communication Corp. (preferred stock B)	3.30	17,300	17,300	-
Aopen Inc.	-	128	128	-
		819,366	1,041,154	(3,941)

Investee	December 31, 1999 Percentage of directly owned shares	Acquisition cost NT$	Book value NT$	1999 Investment income (losses) NT$
Equity method:				
Weblink International Inc.	53.22	399,306	455,568	17,211
Sernix Incorporated	99.98	24,994	34,325	306
Digital Computer System Co., Ltd.	99.88	4,994	2,013	(1,273)
Minly Corp.	99.99	5,000	42,052	13,690
Acer Sertek (H.K.) Ltd.	100.00	5,722	237,425	60,289
Acer Sertek (BVI) Holding Corp.	100.00	263,659	260,788	1,036
U.S. Sertek, Inc.	100.00	48,057	55,016	(2,124)
Vision Tech Information Technology Inc. ("VTIT")	35.00	10,500	13,354	4,289
Hitrust Internet Commerce	25.61	53,590	53,609	(5,098)
Tornado.com	19.00	23,750	18,061	(5,689)
Cost method:				
TSMC-Acer (common stock)	2.58	286,772	286,772	-
TSMC-Acer (series B preferred stock)	1.11	244,615	244,615	-
WEB Point Co., Ltd.	5.02	31,500	31,500	-
Fu Ya Ltd.	0.94	210	210	-
Fund 21 Limited	1.10	15,567	15,567	-
Info Wave Communication Corp. (preferred stock B)	2.61	17,300	17,300	-
Pacific-Acer Global Internet Corp.	13.00	46,800	46,800	-
Sunnet Technology Co., Ltd.	24.00	18,000	18,000	-
Pacific Cellular Corp.	0.10	110,000	110,000	-
CAAOnline Inc. (common stock subscribed)	-	4,125	4,125	-
		1,614,461	1,947,100	82,637

Investee	Percentage of directly owned shares	December 31, 000 Acquisition cost NT$	US$	Book value NT$	US$	2000 Investment income (losses) NT$	US$
Equity method:							
Weblink International Inc.	50.21	507,002	15,327	547,608	16,554	(22,149)	(670)
Sernix Incorporated	99.98	24,994	756	30,581	924	(3,744)	(113)
Digital Computer System Co., Ltd.	99.88	4,994	151	1,064	32	(949)	(29)
Minly Corp.	99.99	5,000	151	79,687	2,409	37,635	1,138
Acer Sertek (H.K.) Ltd.	100.00	5,722	173	417,738	12,628	158,273	4,785
Acer Sertek (BVI) Holding Corp.	100.00	909,715	27,500	866,556	26,196	(86,984)	(2,630)
U.S. Sertek, Inc.	100.00	48,057	1,453	38,315	1,158	(18,476)	(559)
Vision Tech ¢ñInformation Technology Inc. ("VTIT")	32.53	30,786	931	36,624	1,107	2,108	64
Hitrust Internet Commerce	-	-	-	-	-	258	8
CAAOnline Inc.	25.00	4,125	125	(2,565)	(77)	(6,690)	(202)
eSMS Inc.	48.60	24,300	735	22,040	666	(2,260)	(68)
Lottery Technology Services Investment Corp. ("LTSI")	27.00	135,000	4,081	135,192	4,087	192	6
PDA Hub Inc.	19.00	9,500	287	7,471	226	(2,029)	(61)
Cost method:							
edClassic Internet Service Corp. ("edClassic")	7.81	9,370	283	9,370	283	-	-
Fu Ya Ltd	0.94	210	6	210	6	-	-
Fund 21 Limited	1.10	18,588	562	18,588	562	-	-
Asia Wired Inc. (formerly Info Wave Communication Corp.)	2.41	17,300	523	-	-	(17,300)	(523)
Oking Chain-store Co., Ltd.	17.54	584,475	17,669	584,475	17,669	-	-
Tornado.com	14.76	72,837	2,202	68,270	2,064	-	-
Pacific-Acer Global Internet Corp. ("PAG")	13.00	46,800	1,415	23,400	708	(23,400)	(708)
Sunnet Technology Co., Ltd.	12.94	52,291	1,581	26,145	790	(26,146)	(791)
WEB Point Co., Ltd.	4.40	45,558	1,377	45,558	1,377	-	-
Prosperity Venture Capital Corp. ("PVC")	3.66	30,000	907	30,000	907	-	-
		2,586,624	78,195	2,986,327	90,276	(11,661)	(353)

(a) Summary of long-term investment movement in 2000

i. Weblink International Inc. issued 8,000,000 shares of common stock at $35 (Unit: NT$1) per share in the second quarter of 2000, and the Company acquired 3,601,637 shares for NT$126,057. Due to the Company not subscribing to the newly issued shares in proportion to its original ownership, the capital surplus increased by NT$8,980. The Company sold 1,000,000 shares, at $35 (Unit: NT$1) per share, of Weblink International Inc., of which 500,000 shares were sold to its subsidiaries Sernix Incorporated and Minly Corp., in the third quarter. The unrealized gain of NT$7,303 was recorded as deferred credits in the accompanying balance sheet. In addition, an aggregate gain of NT$7,365 was recognized from the sale of the other 500,000 shares.

ii. The shareholders of Hiturst Internet Commerce ("HiTRUST") established a holding company, HiTRUST.COM Incorporated ("HiTRUST BVI"), in the British Virgin Islands to acquire the outstanding shares of HiTRUST. In the second quarter, all the shareholders of HiTRUST exchanged their common stock ownership in HiTRUST for an equivalent number of common shares in HiTRUST BVI. According to the agreement, the Company sold 3,328,750 shares of HiTRUST at US$0.6 (Unit:US$1) per share to HiTRUST BVI. Acer Sertek (BVI) then acquired 3,328,750 shares of HiTRUST BVI at US$0.6 (Unit:US$1) per share. The resulting gain of NT$1,713 was deferred and recorded in "other liabilities" in the accompanying balance sheet, and will be recognized at disposal.

iii. The Company increased investments in HiTRUST BVI and Internet companies overseas by investing in Acer Sertek (BVI) Holding, totaling NT$646,056 in 2000.

iv. The Company acquired a 19% ownership of OCS for NT$517,275 in order to strengthen the development of its marketing path in February 2000. In the second quarter of 2000, the Company invested NT$67,200 in OCS's newly issued shares of common stock.

v. The Company invested in edClassic, PVC, eSMS, LTSI, PDAHub, totaling NT$208,170. In addition, the Company increased its investment in its investees WEB Point, VTIT, Sunnet Technology, Tornado.com and Fund 21 Limited, totaling NT$131,281.

vi. TSMC-Acer Semiconductor Manufacturing Inc. entered into an agreement with TSMC to be merged into TSMC. The effective date of the merger was June 30, 2000. The Company originally owned 7,190,836 common shares of TSMC-Acer and 3,774,088 series B preferred shares of TSMC-Acer. As a result of the merger, the Company owned 10,964,924 common shares of TSMC. The investments were reclassified to short-term investments.

vii. The Company acquired 2,000,000 shares of Pacific Cellular Corporation from Acer Incorporated for NT$110,000 in the fourth quarter of 1999. Shares of Pacific Cellular Corporation were publicly listed in the third quarter of 2000. The investments were reclassified to short-term investments.

(b) Summary of long-term investment movement in 1999

i. The Company increased investment in Torando.com, WEB Point, PAG, Sunnet Technology and CAAOnline, totaling NT$124,175. In addition, the Company invested in the newly issued shares of common stock of Weblink International Inc. and Hitrust Internet Commerce in the amount of NT$183,227 and NT$23,775, respectively.

ii. In the fourth quarter of 1999, the Company invested NT$263,659 to set up Acer Sertek (BVI) Holding Corp. Through Acer Sertek (BVI) Holding Corp., the Company invested in ADSC (BVI) and ADSC (Cayman Islands).

To enter the service industry, the Company invested NT$260,000 along with Acer Incorporated and Acer Computer International Ltd. to set up Acer Digital Service Co. (ADSC TWN) and held 33.33% of ADSC TWN. The Company transferred all shares of Acer Digital Service Co. (ADSC TWN) to Acer Digital Service (Cayman Islands) Corp. at cost.

iii. The Company acquired the newly issued preferred stock of TSMC-Acer Semiconductor Manufacturing Inc. for $140,863 in the third quarter of 1999 in proportion to its original ownership.

iv. The Company acquired 2,000,000 shares of Pacific Cellular Corp. from Acer Incorporated for $110,000 in the fourth quarter.

(c) Summary of long-term investment movement in 1998:

i. The Company increased investment in VTIT, Hitrust Internet Commerce, and Info Wave Communication, totaling NT$77,489. In addition, the Company increased its investment in its investees Fund 21 Limited and Sernix Incorporated, totaling NT$28,650.

ii. The Company liquidated Acer Sertek Japan in the first quarter of 1998 with the goal of focusing the Company's resources in the areas where the Company's products have more competitive advantages and where the Company's market has more potential development.

ii. In order to allow outside parties and employees to join the management and operations of Weblink International, the Company diluted its ownership of Weblink International to 75% in April 1997, which resulted in a gain of NT$3,637. Weblink International had a cash subscription of 12,100,000 new shares of common stock at $15 (Unit: NT$1) per share in the second quarter of 1998. The Company acquired 5,978,810 shares with cash payment of NT$89,683. Due to the Company not subscribing to the newly issued shares in proportion to its ownership, the Company's ownership of Weblink International decreased to 65.32% from 75%, and capital surplus increased by NT$10,747. In the fourth quarter of 1998, the Company sold 2,000,000 shares of Weblink International to Fund 21 Limited at $20 (Unit: NT$1) per share. Therefore, the Company's ownership of Weblink International decreased to 59.07%, and the gains derived from the disposal were approximately NT$16,342. The aforementioned capital surplus decreased in proportion to the disposed-of shares.

iv. In the second quarter of 1998, the Company acquired 4,445,052 shares and 13,000,000 shares of TSMC-Acer from TI and Acer, respectively, at a price of $10.14 (Unit: NT$1) and $15 (Unit: NT$1) per share, respectively. In addition, the Company acquired 6,916,832 shares of newly issued preferred stock at $15 (Unit: NT$1) per share.

(7) Insurance Coverage of Property, Plant and Equipment

As of December 31, 1998, 1999 and 2000, the Company's insurance coverage on property, plant, and equipment amounted to NT$637,659, NT$695,091 and NT$521,759 respectively.

(8) Other Assets

The components of other assets as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Bidding deposits	102,139	131,585	190,600	5,762
Deferred expenses, net	40,549	34,819	33,986	1,027
Lease deposits	5,767	4,963	9,415	285
Lease receivables, net of unrealized interest revenue	20,160	17,144	36,380	1,100
Deferred tax assets	5,100	5,470	11,600	351
Other deposits	825	3,822	2,734	82
	174,540	197,803	284,715	8,607

(9) Short-term Borrowings

A summary of short-term borrowings as of December 31, 1998, 1999 and 2000, is as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Fiduciary loans	360,000	760,000	-	-

Average annual interest rates on the Company's short-term borrowings were 7.15% in 1998 and 5.58% in 1999.

The unused credit facilities amounted to approximately NT$1,703,800, NT$1,675,600 and NT$3,919,000 as of December 31, 1998, 1999 and 2000, respectively. The Company issued guarantee notes totaling NT$2,378,111, NT$2,384,073 and NT$2,969,490, respectively, for short-term borrowings and unused credit facilities.

(10) Short-term Commercial Paper Payable

	1998		1999		2000	
	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate
	NT$		NT$		NT$	
Commercial paper payable	490,000	4.65%~ 5.50%	100,000	5.2%	-	-
Less: discount	1,395		399		-	
	488,605		99,601		-	

(11) Bonds Payable

	1998	1999	2000	
	NT$	NT$	NT$	US$
Unsecured domestic convertible bonds	-	-	1,500,000	45,345
Interest provision for redemption	-	-	26,304	795
	-	-	1,526,304	46,140

In order to raise funds for the Company's future development and repay the bank loan, the board of directors resolved to issue 15,000 5-year zero coupon, unsecured domestic convertible bonds at NT$100 par value, totaling NT$1,500,000. These bonds were issued on September 13, 2000. These bonds are convertible into shares of the Company's common stock or Entitlement Certificates any time between December 13, 2000, and ten days before maturity date at a prescribed conversion price at that time.

The bonds may be redeemed early on September 13, 2003 and 2004, at the option of the bondholders. The redemption price is the principal amount of the bonds, plus interest accrued up to the date of redemption. The accrued interest at the redemption date of September 13, 2003 and 2004, is 17.4241% and 25.7720%, respectively, of the principal amount of the bonds.

Redemption at the option of the Company

(a) The Company may, having given written notice by registered mail to the bondholders and TSE and by public announcement, redeem at any time between December 13, 2000, and forty days before maturity date, if the amount of not-yet-redeemed convertible bonds is less than NT$150,000. The bondholders are required to exercise their conversion rights into shares of the Company's common stock or Entitlement Certificates within 20 days of the registered mail being sent. For the bondholders who do not meet the requirement, the Company may redeem one month after the registered mail has been sent under the following restrictions:

    (i) At any time prior to three years after the issuance of the convertible bonds, at a redemption price equal to 100% of their outstanding principal amount plus 5.5% interest.

    (ii) At any time between three years and four years after issuance of the convertible bonds, at a redemption price equal to 100% of their outstanding principal amount plus 5.9% interest.

    (iii) At any time between four years after the issuance and 40 days prior the maturity date, at a redemption price equal to 100% of their outstanding principal amount.

(b) The Company may, having given written notice by registered mail to the bondholders and TSE and by public announcement, redeem at any time between September 13, 2000, and forty days before maturity date, if the closing price on the stock exchange is 50% more than the prescribed conversion price at that time for 30 consecutive trading days. The bondholders are required to exercise their conversion rights into shares of the Company's common stock or Entitlement Certificates within 20 days of the registered mail being sent. For bondholders who do not meet the requirement, the Company may redeem under the restrictions listed in (a).

As of December 31, 2000, no convertible bond had been converted into shares of the Company's common stock.

(12) Stockholders' Equity

(a) Common stock

As of December 31, 1998, 1999, and 2000, the Company's authorized capital was 240,000,000, 240,000,000 and 320,000,000 shares, respectively, at $10 (Unit: NT$1) par value per share. As of December 31, 1998, 1999 and 2000, 146,138,400, 162,204,300 and 208,287,191 shares, respectively, were issued and outstanding.

The shareholders' meeting on May 23, 2000, decided to retain a legal reserve of NT$57,048 and declare cash dividends of NT$267,307 and remuneration to directors and supervisors of NT$3,352. In addition, the meeting also declared NT$267,307 and NT$33,522 worth of stock dividends, to be transferred from unappropriated earnings, for shareholders and employees, respectively. The issuance of a stock dividend was authorized by the SFC and effective from June 5, 2000, and was registered with the government authorities.

To reduce bank borrowing and meet the capital required to establish distribution centers, in the board meeting on August 27, 1999, the board members decided to issue 16,000,000 new shares of common stock at $65 (Unit: NT$1) per share. The issuance was registered with the SFC and was effective from November 15, 1999. The related registration was completed with the government authorities.

The shareholders' meeting on May 28, 1999, decided to retain legal reserve of NT$32,373 and declare cash dividends of NT$146,138 and remuneration to directors and supervisors of NT$1,452. In addition, the meeting also declared NT$146,138 and NT$14,521 worth of stock dividends, to be transferred from unappropriated earnings, for shareholders and employees, respectively. The issuance was registered with the SFC and was effective from June 14, 1999. The related registration was completed with the government authorities.

The shareholders' meeting on May 29, 1998, decided to declare cash dividends of $60,246, or $0.5 per share. In addition, the meeting also declared $240,984, and $15,480 worth of stock dividends, to be transferred from unappropriated earnings, for shareholders and employees, respectively. The shareholders' meeting also decided to increase authorized capital to 240,000,000 shares, and the related registration has been completed.

(b) Legal reserve

The ROC Company Law stipulates that a company must retain 10% of its annual earnings as legal reserve before the distribution of earnings, as defined in the Law, until such retention equals the amount of authorized share capital. The legal reserve may be used to offset an accumulated deficit but cannot be distributed as cash dividends to stockholders. However, portions in excess of one-half of issued share capital may be transferred to share capital upon approval by the Company's stockholders.

(c) Capital surplus

According to the ROC Company Law, capital surplus may be used to offset an accumulated deficit or transferred to share capital, but cannot be distributed as cash dividends to stockholders.

As of December 31,1998, 1999, and 2000, the components of capital surplus were as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Paid-in capital in excess of par value	776,115	776,115	1,655,296	50,039
Surplus from long-term equity investments accounted for by the equity method	9,679	53,187	68,294	2,065
Transfer of gain on disposal of fixed assets from unappropriated earnings	1,918	1,996	2,259	68

787,712	831,298	1,725,849	52,172

(d) Earnings distribution

According to the Company's articles of incorporation, the balance of annual earnings, after paying taxes and offsetting accumulated deficit, if any, must be set aside as legal reserve at 10% of such balance and cannot be used to declare dividends unless such legal reserve equals the amount of authorized capital. The remaining balance, if any, is appropriated by the board of directors and then approved by the stockholders as follows: (1) employees' bonuses¡Ðno less than 5%, (2) remuneration to directors and surpervisors¡Ð1%; (3) any remaining balance can be distributed as dividends to stockholders.

Due to the rapid change in the business market the Company is involved in, factors both internal and external, such as the net income, overall market share, related regulations, long-term plan and development of the Company, and financial stability, affect the dividend policy. The current dividend policy was approved by the board meeting on May 23, 2000. The cash dividend distribution is between 0% and 50% of par value of the shares.

(13) Income Tax

(a) The Company's earnings are subject to income tax at a maximum rate of 25%. The components of income tax expense in 1998, 1999 and 2000 are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Current income tax expense	73,940	159,730	168,000	5,079
Deferred income tax benefit	2,700	(26,330)	(25,870)	(782)
	76,640	133,400	142,130	4,297

(b) The difference between expected income tax, calculated based on income before income tax at the statutory income tax rate, and effective income tax, as reported in the accompanying financial statements, is summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Expected income tax expense	100,222	175,980	277,706	8,395
Tax effect of gains on disposal of investments	(6,347)	(2,615)	(67,081)	(2,028)
Tax effect of prior years' income tax adjustment	606	2,131	5,193	157
Tax credit for R&D and training expenditures	(14,473)	(17,447)	(50,619)	(1,530)
Tax credit for Y2K expenditures	(3,156)	(4,169)	-	-
Tax credit for branch in science park	-	-	(6,888)	(208)
Tax credit for investment in high technology industry	-	-	(20,750)	(627)

Investment gain or loss arising from equity method	848	(20,660)	(13,796)	(417)
Increase in allowance for deferred income tax assets	-	-	16,700	505
Additional 10% surtax on undistributed earnings	-	1,254	-	-
Others	(1,060)	(1,074)	1,665	50
Effective income tax expense	76,640	133,400	142,130	4297

(c) The components of the aforementioned deferred income tax benefit are summarized as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Unrealized losses on inventory devaluation	5,714	(12,506)	(4,512)	(136)
Unfunded pension payable	(554)	(153)	346	10
Realized (unrealized) inter-company gross profit	(240)	(181)	340	10
Adjustment of bad-debt allowance for tax purposes	2,067	(659)	(7,756)	(234)
Capitalized interest expense for construction in progress	(1,100)	(370)	110	3
Adjustment of unrealized exchange loss (gain)	(2,269)	864	(877)	(27)
Appropriation for sales service	(754)	(12,985)	5,592	169
Accrued sales bonus	-	-	(5,710)	(172)
Accrued cost of goods sold	-	-	(7,521)	(227)
Provision for redemption of convertible bonds	-	-	(6,576)	(199)
Others	(164)	(340)	694	21
	2,700	(26,330)	(25,870)	(782)

(d) The balance sheet classification of deferred income tax assets as of December 31, 1998, 1999 and 2000, is as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Current:				
Net deferred income tax assets - current	9,000	34,960	54,700	1,654
Non-current:				
Deferred income tax assets	5,100	5,470	28,300	856
Valuation allowance for deferred income tax assets	-	-	(16,700)	(505)
Net deferred income tax assets - non-current	5,100	5,470	11,600	351

The net deferred income tax assets¡Ðcurrent are recorded as "other current assets", and the net deferred income tax assets¡Ðnon-current are recorded an "other assets" in the accompanying balance sheets.

(e) The components of deferred income tax assets (liabilities) as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998	
	Amount	Tax effects
	NT$	NT$
Unrealized losses on inventory devaluation	1,452	363
Unrealized intercompany gross profit	368	92
Unfunded pension payable	13,028	3,257
Adjustment of bad-debt allowance for tax purposes	16,308	4,077
Unrealized exchange loss	536	134
Provision for free-of-charge service	3,016	754
Capitalized interest expenses for construction in progress	20,400	5,100
Others	1,292	323
Total		14,100

	1999	
	Amount	Tax effects
	NT$	NT$
Unrealized losses on inventory devaluation	51,476	12,869
Unrealized inter-company gross profit	1,092	273
Unfunded pension payable	13,640	3,410
Adjustment of bad-debt allowance for tax purposes	18,944	4,736
Unrealized exchange gain	(2,920)	(730)
Provision for free-of-charge service	54,956	13,739
Capitalized interest expenses for construction in progress	21,880	5,470
Others	2,652	663
Total		40,430

	2000			
	Amount		Tax effects	
	NT$	US$	NT$	US$
Unrealized losses on inventory devaluation	77,536	2,344	19,384	586
Unrealized inter-company gross profit	104	3	26	1
Unfunded pension payable	12,258	370	3,064	93
Adjustment of bad-debt allowance for tax purposes	41,828	1,264	10,457	316
Unrealized exchange loss (gain)	584	18	146	4

Provision for free-of-charge service	32,588	985	8,147	246
Accrued sales bonus	22,840	690	5,710	173
Accrued cost of goods sold	31,204	943	7,801	236
Provision for redemption of convertible bonds	26,304	795	6,576	199
Unrealized investment loss	66,844	2,021	16,711	505
Capitalized interest expenses for construction in progress	20,308	614	5,077	153
Others	(396)	(12)	(99)	(3)
Total			83,000	2,509

(f) As of December 31, 1998, 1999 and 2000, the related information about the integrated income tax system was as follows:

	1998	1999	2000
	NT$	NT$	NT$
Imputed credit account balance	41,047	49,096	97,529
Ratio of distributable tax credit on retained earnings	25.25%	27.49%	16.72% (expected)

As of December 31, 1998, 1999 and 2000, the undistributed earnings were as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
1997 and before	343,065	326,169	268,113	8,105
1998 and after	323,726	570,480	968,471	29,277
Total	666,791	896,649	1,236,584	37,382

(g) The ROC income tax authorities have examined and assessed the income tax returns of the Company for all fiscal years through December 31, 1998.

(14) Pension Plan

The funding status of the pension plan is based on the actuarial computation. The accrued pension liability is reconciled as follows:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Benefit obligation:				
Vested benefit obligation	(13,016)	(11,565)	(11,332)	(343)
Nonvested benefit obligation	(56,143)	(70,656)	(90,301)	(2,729)
Accumulated benefit obligation	(69,159)	(82,221)	(101,633)	(3,072)
Projected compensation increase	(98,944)	(116,571)	(143,024)	(4,324)
Projected benefit obligation	(168,103)	(198,792)	(244,657)	(7,396)
Plan assets at fair value	188,528	212,401	232,759	7,036
Funded status	20,425	13,609	(11,898)	(360)
Unrecognized benefit of plan assets	(10,328)	(5,941)	19,206	581

Unrecognized transition assets	(23,124)	(21,345)	(19,566)	(591)
Accrued pension liability	(13,027)	(13,677)	(12,258)	(370)

As of December 31, 1998, 1999 and 2000, the pension funds deposited in financial institutions were NT$188,485, NT$212,438, and NT$232,759, respectively, and the unfunded pension liabilities amounted to NT$13,027, NT$13,677 and NT$12,258, respectively, and were included in other accrued expenses. In addition, as of December 31, 1998, 1999 and 2000, the vested benefit was NT$28,056, NT$26,900 and NT$25,361, respectively.

Actuarial assumptions for 1998, 1999 and 2000 are summarized as follows:

	1998	1999	2000
Discount rate	6.5%	6.5%	6.0%
Rate of increase in future compensation levels	5.0%	5.0%	5.0%
Expected long-term rate of return on plan assets	6.5%	6.5%	6.0%

In 1998, 1999 and 2000, the pension expenses for the Company were NT$14,118, NT$12,778 and NT$15,529, respectively.

(15) Financial Instruments

(a) The Company uses forward foreign currency exchange contracts to hedge existing assets and liabilities denominated in foreign currencies. As of December 31, 2000, the Company had several foreign currency exchange contracts outstanding, totaling US$5,000. Details of the gross and net receivable balance as of December 31, 2000, are as follows:

	2000 NT$
Forward foreign currency contract receivable	164,960
Forward foreign currency contract payable	(163,151)
Forward foreign currency contract receivable, net	1,809

The above forward foreign currency contract receivable, net is recorded as "other current assets" in the accompanying balance sheet.

Since the forward foreign exchange contracts are entered to hedge the existing foreign currency assets and liabilities, and the exchange rates of the forward contracts were fixed, no significant liquidity and cash flow risk are expected.

The Company enters into forward currency exchange contracts only with reputable, creditworthy international financial institutions. The Company usually enters into forward contracts with several different financial institutions in order to minimize financial risk. The Company believes that the risk that the financial institutions will default on these contracts is relatively low.

(b) Fair value of financial instruments

The carrying amounts reflected in the non-consolidated balance sheets classified as cash, pledged time deposits, notes and accounts receivable/payable, receivables from and payables to related parties, short-term borrowings, and accrued expenses approximate fair values because of the short-term nature of these instruments.

The carrying amounts and estimated fair value of all other financial instruments as of December 31, 1998, 1999 and 2000, are summarized as follows:

	1998		1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	US$	NT$	US$
Non-derivative financial instruments:				
Assets:				
Short-term investments	19,013	21,908	2,262	5,782
Long-term equity investments¡Ð fair value not available	1,041,154	-	1,947,000	-
Liabilities:				
Bonds payable	-	-	-	-
Derivative financial instruments:				
Forward foreign currency exchange contracts	-	-	-	-
Off-balance-sheet instruments:				
Endorsements and guarantees	919,665	919,665	793,665	793,665

	2000			
	Carrying amount		Fair value	
	NT$	US$	NT$	US$
Non-derivative financial instruments:				
Assets:				
Short-term investments	607,342	18,360	823,119	24,883
Long-term equity investments¡Ð fair value not available	2,986,327	90,276	-	-
Liabilities:				
Bonds payable	1,526,304	46,140	1,460,250	44,143
Derivative financial instruments:				
Forward foreign currency exchange contracts	1,809	55	1,762	53
Off-balance-sheet instruments:				
Endorsements and guarantees	252,905	7,645	252,905	7,645

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

(i) Short-term investments

Publicly quoted market prices are used as fair value.

(ii) Long-term equity investments

The fair values of long-term equity investments are based on quoted market prices. Management believes that it is not practicable to estimate the fair value of long-term equity investments that do not have readily available market price information.

(iii) Bonds payable

The fair values are based on quoted market prices.

(iv) Derivative financial instruments

The fair value of derivative financial instruments represents the estimated amount that the Company would receive or pay to terminate the contracts at the balance sheet date, generally including unrealized gain or loss on unsettled agreements. The fair values are based on quotations received from financial institutions.

(v) Endorsements and guarantees

The fair values are based on contract prices.

(16) Related-party Transactions

(a) Name and relationship

Name	Relationship to the Company
Acer Incorporated (AI)	Primary shareholder of the Company
Weblink International Inc. (WII)	Subsidiary of the Company
Sernix Incorporated (SNX)	"
Minly Corp.	"
Acer Sertek (BVI) Holding Corp. (ASBH)	"
Digital Computer System Co., Ltd. (DCS)	"
U.S. Sertek, Inc. (U.S. Sertek)	"
Fund 21 Limited	Investee of AI accounted for by equity method
Acer Labs. Inc. (ALI)	Investee of AI accounted for by equity method
AMBIT Microsystems Corp. (AMBIT)	Investee of AI accounted for by equity method
Acer Display Technologies, Inc. (ADT)	Investee of ACM accounted for by equity method
TSMC-Acer Semiconductor Manufacturing Corporation (TSMC-Acer)	Investee of AI accounted for by equity method
Acer Communication & Multimedia Inc. (ACM, formerly Acer Peripherals Inc)	Investee of AI accounted for by equity method
Acer Peripherals Asia Pacific Inc. (APP)	Subsidiary of ACM
Acer Capital Corporation (ACT)	Subsidiary of AI
Apacer Technology Inc. (AMT)	Subsidiary of AI
ADDONICS Technology (ADDONICS)	Investee of AI accounted for by equity method
Pacific-Acer Global Internet Corp. (PAG)	Investee of AI accounted for by equity method
HiTRUST.COM Inc. (HiTRUST BVI)	Investee of ASBH accounted for by equity method
Hitrust Internet Commerce Inc. (HICI)	Subsidiary of HiTRUST BVI (investee of the Company accounted for by equity method in 1999)
Acer Sales & Distribution Ltd. (ASD)	Indirectly held subsidiary of AI

Acer Digital Services (Cayman Islands) Corp. (ADSCC)	Indirectly held subsidiary of AI
Oking Chain-store Co., Ltd. (OCS)	The Company is a director of OCS.

(b) Significant transactions with related parties as of and for the years ended December 31, 1998, 1999 and 2000, are summarized below:

(i) Sales

	1998		1999		2000		
	Amount	% of net sales	Amount	% of net sales	Amount		% of net sales
	NT$		NT$		NT$	US$	
AI	93,885	0.62	112,148	0.63	131,894	3,987	0.66
PAG	-	-	15,287	0.09	74,434	2,250	0.37
ADT	-	-	26,329	0.16	55,016	1,663	0.27
U.S. Sertek	237,857	1.58	142,397	0.80	58,960	1,783	0.29
ACM	-	-	127,398	0.15	53,011	1,603	0.27
AMBIT	62,969	0.42	89,322	0.50	183,344	5,542	0.91
WII	114,910	0.76	61,175	0.34	96,401	2,914	0.48
ACT	58,353	0.39	59,046	0.33	71,039	2,147	0.35
ADDONICS	163,091	1.08	103,514	0.58	29,713	898	0.15
Others	253,979	1.67	368,602	2.08	398,102	12,035	1.98
	985,044	6.52	1,005,218	5.66	1,151,914	34,822	5.73

(ii) Notes and accounts receivable

	December 31, 1998		December 31, 1999		December 31, 2000	
	Amount	%	Amount	%	Amount	
	NT$		NT$		NT$	US$
Notes receivable:						
WII	6,470	1.84	11,949	2.60	35,801	1,082
DCS	10,140	2.88	11,093	2.41	11,433	346
OCS	-	-	-	-	11,507	348
ALI	1,023	0.29	7,787	1.69	-	-
PAG	-	-	2,449	0.53	9,130	276
Others	6,033	1.72	17,210	3.75	4,465	135
	23,666	6.73	50,488	10.98	72,336	2,187
Accounts receivable:						
AI	26,634	1.26	47,611	1.75	107,712	3,256
WII	5,834	0.28	32,571	1.19	47,619	1,440
AMBIT	14,762	0.69	28,923	1.07	28,263	854
SNX	14,202	0.67	26,995	1.00	9,595	290
DCS	14,363	0.68	19,119	0.70	1,549	47
ADT	-	-	4,020	0.15	14,171	428
TSMC-Acer	5,426	0.26	17,628	0.65	-	-
ACM	4,036	0.19	11,280	0.41	10,835	327
U.S. Sertek	65,924	3.11	-	-	-	
Others	39,415	1.86	69,240	2.53	60,857	1,840
	190,596	9.00	257,387	9.45	280,601	8,482

The trade terms with related parties are similar to those for other customers.

(iii) Purchases

	1998		1999		2000		
	Amount	% of net purchases	*Amount*	% of net purchases	*Amount*		% of net purchases
	NT$		NT$		NT$	US$	
AI	2,238,053	15.84	4,095,881	24.50	4,551,547	137,592	25.13
TSMC-Acer	129	0.09	839,554	5.02	-	-	-
ACM	556,568	3.94	686,598	4.11	428,080	12,941	2.36
ALI	292,935	2.07	663,076	3.97	330,522	9,992	1.83
APP	-	-	-	-	314,582	9,510	1.74
AMT	195,726	1.39	501,676	3.00	770,525	23,293	4.25
WII	41,056	0.29	104,769	0.63	189,027	5,714	1.04
ASD	-	-	40,278	0.24	442,687	13,382	2.44
Others	295,926	2.00	202,506	1.21	111,680	3,376	0.62
	3,620,393	25.62	7,134,338	42.68	7,138,650	215,800	39.41

As of December 31, 1998, 1999 and 2000, unrealized inter¡Ðcompany gross profit of NT$369, NT$1,462 and NT$102, respectively, relating to the above sales and purchases with related parties was recognized as deferred inter-company profits, and recorded in "other current liabilities" in the accompanying balance sheets.

(iv) Notes and accounts payable

	December 31, 1998		December 31, 1999		December 31, 2000	
	Amount	%	Amount	%	Amount	%
	NT$		NT$		NT$	
Notes payable:						
DCS	-	-	1,000	11.70	-	-
ACI	-	-	997	11.66	-	-
ADDONICS	4,590	61.00	-	-	-	-
	4,590	61.00	1,997	23.36	-	-

	December 31, 1988		December 31, 1999		December 31, 2000		
	Amount	%	Amount	%	Amount		%
	NT$		NT$		NT$	US$	
Accounts payable:							
AI	421,511	31.40	1,182,250	45.16	882,357	26,674	35.30
TSMC-Acer	-	-	165,593	6.32	-	-	-
ACM	71,121	5.30	149,840	5.72	16,933	512	0.68
ALI	49,085	3.66	110,390	4.21	16,144	488	0.64
AMT	30,023	2.24	61,273	2.34	36,293	1,097	1.45
WII	4,889	0.36	39,072	1.49	34,552	1,044	1.37
ASD	-	-	22,941	0.88	37,000	1,119	1.48
APP	-	-	-	-	131,142	3,964	5.25
Others	28,920	2.16	26,356	1.01	12,334	373	0.51
	605,549	45.12	1,757,715	67.13	1,166,755	35,271	46.68

The trade terms with related parties are similar to those with other suppliers.

(v) Property, plant and equipment transactions

The Company, in order to set up the e-chanel network with the distributors, entered in to an agreement with HICI, totaling NT$24,700, to develop an electronic method of payment in 2000. As of December 31, 2000, the outstanding payable was NT$8,645.

(vi) Receivables from the aforementioned related-party transactions as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Notes receivable	23,666	50,488	72,336	2,187
Accounts receivable	190,596	257,387	280,601	8,482
Allowance for doubtful accounts	(1,380)	(74)	(337)	(10)
	212,882	307,801	352,600	10,659
Other receivables	29,219	71,627	14,851	449
Net receivables from related parties	242,101	379,428	367,451	11,108

(vii) Payables from the aforementioned related-party transactions as of December 31, 1998, 1999 and 2000, are summarized below:

	1998	1999	2000	
	NT$	NT$	NT$	US$
Notes payable	4,590	1,997	-	-
Accounts payable	605,549	1,757,715	1,166,755	35,271
Other payables:				
Others	65,848	89,372	76,639	2,316
Net payables to related parties	675,987	1,849,084	1,243,394	37,587

(viii) Guarantees

The Company provides guarantees for related parties to secure their bank loans. Such guarantees as of December 31, 1998, 1999 and 2000, are summarized below:

Related parties	1998	1999	2000	
	NT$	NT$	NT$	US$
WII	600,000	440,000	-	-
DCS	20,000	20,000	20,000	605
SNX	15,000	20,000	20,000	605

As of December 31, 1998, 1999 and 2000, the outstanding guarantee notes provided for the above related parties amounted to NT$0, NT$440,000 and NT$0, respectively.

The Company provides endorsements for related parties to obtain stand-by guarantees. Such endorsements as of December 31, 1998, 1999 and 2000, are summarized below:

Related parties	1998	1999	2000	
	NT$	NT$	NT$	US$
WII	171,000	200,000	99,240	3,000
HICI	113,665	113,665	113,665	3,436

(ix) Shares transfer

As described in note 6, the Company sold its ownership of HICI at US$0.6 (unit:US$1) per share to HiTRUST BVI. Acer Sertek (BVI) Holding then acquired the same shares of HiTRUST BVI at the selling price.

The Company sold 500,000 shares of WII to Minly Corp. and Sernix Incorporated at $35 (Unit: NT$1) per share in the third quarter of 2000.

The Company acquired 2,000,000 shares of Pacific Cellular Corp. from AI for NT$110,000 in the fourth quarter of 1999.

The Company sold its ownership of ADSC to Acer Digital Services (Cayman Islands) Corp. for cost in order to re-organize group resources and structure in 1999. Payment from the transactions has all been collected.

The Company sold 2,000,000 shares of WII in the fourth quarter of 1998 to Fund 21 Limited for NT$39,880, and the disposal gain arising from the transaction was NT$16,342. The payment was collected in full.

The Company acquired 13,000,000 shares of TSMC-Acer, for NT$195,000 in total, at NT$15 (unit:US$1) per share, from AI in the second quarter of 1998.

(x) Others

The Company sold $99,374, original principal amount $100,000, accounts receivable to ACT with the right of recourse. The Company has no obligation, and ACT has no right to ask the Company, to purchase back the accounts receivable. The difference of $626 between the principal and sold amount was recorded as non-operating interest expense in the accompanying statement of income.

(17) Pledged Assets

As of December 31, 1998, 1999 and 2000, the book value of pledged assets was as follows:

Pledged Assets	Pledged to secure	1998	1999	2000	
		NT$	NT$	NT$	US$
Certificates of time deposits	Bid guarantees	18,991	51,321	104,262	3152

(18) Commitments and Contingencies

(a) Future minimum rental expenses under operating leases for offices As of December 31, 2000, are summarized as follows:

	Amount	
	NT$	US$
2001	31,176	942
2002	24,098	728
2003	13,841	419
2004	4,385	133
	73,500	2,222

(b) As of December 31, 1998, 1999 and 2000, the outstanding stand-by letters of credit to guarantee contract bidding amounted to NT$18,634, NT$12,000 and NT$39,400, respectively.

(c) The Company entered into a property contract on June 29, 2000, with Nan Ya Plastics Corp. ("NYP"), Acer Global Incorporated ("AGI"), and Formosa Chemicals & Fibre Corp. ("FCF"). Based on this agreement, the rights and obligations of the contract orignally between NYP and AGI in 1997 were transferred to the Company and NYP. The outstanding payments include (i) NT$57,312 to AGI, which was the prepayment made by AGI to NYP, and (ii) the remaining NT$326,688 to NYP and FCF. As of December 31, 2000, the Company had paid NT$57,312 and NT$158 to AGI and FCF, respectively. These costs were recorded as "Prepayment for Land" in the accompanying balance sheet.

(19) Reclassifications

To conform with the presentation of 2000 financial statements, certain amounts in the 1998 and 1999 non-consolidated financial statements have been reclassified. The effect of such reclassifications on the non-consolidated financial statements is immaterial.

The Board of Directors
Acer Sertek Inc.:

We have audited the accompanying balance sheets of Acer Sertek Inc. as of June 30, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as mentioned in paragraph 3, we conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the Guidelines for Certified Public Accountants' Examinations and Reports on Financial Statements. Those standards and Guidelines require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were unable to obtain audited financial statements supporting the Company's long-term equity investment in its subsidiaries and investees stated at NT$2,330,776,000 and NT$1,704,481,000; foreign currency translation adjustments of NT$165,281,000 and NT$18,664,000 as of June 30, 2001 and 2000, respectively; the related net investment income of NT$37,691,000 and NT$104,585,000; and the change in realized inter-company profits of NT$26,000 and NT$1,444,000 for the six-month periods ended June 30, 2001 and 2000, respectively; nor were we able to satisfy ourselves as to the carrying amount of these balances by other review procedures.

In our opinion, except for the effects of such adjustments mentioned in paragraph 3, if any, as might have been determined to be necessary had we been able to examine evidence regarding the long-term equity investments in subsidiaries and investees, foreign currency translation adjustments, net investment income and the change in realized inter-company profits, the aforementioned financial statements present fairly, in all material respects, the financial position of Acer Sertek Inc. as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the six-month periods then ended, in conformity with accounting principles generally accepted in the Republic of China.

KPMG
Taipei, Taiwan (the Republic of China)
July 31, 2001

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with the accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

ACER SERTEK INC.

Non-Consolidated Balance Sheets

June 30, 2001 and 2000
(expressed in thousands of New Taiwan dollars)

Assets		2001	2000
Current assets:			
Cash and cash equivalents (note 3)	$	596,414	220,654
Short-term investment (note 4)		1,078,161	2,262
Notes receivable		276,407	387,429
Receivables from related parties (note 14)		2,310,387	2,702,722
Accounts receivable		237,796	531,975
Inventories (note 5)		1,515,186	1,746,287
Other current assets (notes 12 and 13)		124,107	104,580
Total current assets		6,138,458	5,695,909
Long-term investments (note 6)		3,200,302	3,216,575
Property, plant and equipment (note 7):			
Land		369,290	318,774
Buildings		279,990	277,980
Machinery and equipment		7,148	7,148
Computer and communication equipment		99,718	86,998
Transportation equipment		23,653	21,966
Furniture and fixtures		16,149	15,047
Leased assets		10,328	10,328
Leasehold improvements		8,553	-
Other equipment		8,270	5,637
		823,099	743,878
Less: accumulated depreciation		(135,985)	(115,057)
Prepayments for land (note 16)		74,536	22,732
Net property, plant and equipment		761,650	651,553
Other assets (notes 8, 12 and 15)		211,256	209,319
	$	10,311,666	9,773,356

See accompanying notes to non-consolidated financial statements

ACER SERTEK INC.

Non-Consolidated Balance Sheets (continued)

June 30, 2001 and 2000
(expressed in thousands of New Taiwan dollars)

Liabilities and Stockholders' Equity	**2001**	**2000**
Current liabilities:		
Short-term borrowings (note 9)	$ -	1,114,891
Notes payable	751	4,365
Payables to related parties (note 14)	1,240,641	1,053,784
Accounts payable	1,095,137	1,697,509
Income tax payable	61,310	127,289
Accrued salaries and bonuses	119,926	148,024
Other accrued expenses	155,519	155,137
Other current liabilities (note 14)	644,509	561,502
Total current liabilities	3,317,793	4,862,501
Bonds payable (note 10)	1,570,554	-
Other liabilities (note 6)	27,179	18,850
Total liabilities	4,915,526	4,881,351
Stockholders' equity (note 11):		
Common stock	2,082,872	2,082,872
Stock dividends to be distributed	482,908	-
Capital surplus	1,715,869	1,726,476
Legal reserve	386,115	289,268
Unappropriated earnings	541,192	767,251
Accumulated translation adjustment	187,184	26,138
Total stockholders' equity	5,396,140	4,892,005
Commitments and contingencies (notes 13, 14 and 16)		
	$ 10,311,666	9,773,356

See accompanying notes to non-consolidated financial statements

ACER SERTEK INC.

Non-Consolidated Statements of Income

Six-month periods ended June 30, 2001 and 2000
(expressed in thousands of New Taiwan dollars)

		2001	2000
Operating revenues (note 14):			
Sales	$	8,514,345	10,408,648
Less: sales returns		(82,236)	(59,259)
Sales discounts and allowances		(45,384)	(72,357)
Net sales		8,386,725	10,277,032
Service revenue		147,883	140,720
		8,534,608	10,417,752
Operating costs (note 14)		(7,622,569)	(9,192,124)
Gross profit		912,039	1,225,628
Realized inter-company gross profit		26	1,444
Realized gross profit		912,065	1,227,072
Operating expenses:			
Selling expenses		(436,468)	(447,723)
Administrative expenses		(225,668)	(241,795)
Research and development expenses		(44,990)	(47,787)
		(707,126)	(737,305)
Operating income		204,939	489,767
Non-operating income:			
Interest income		14,373	6,286
Investment income, net (note 6)		37,691	104,585
Gain on disposal of equipment		392	341
Gain on disposal of investment, net (note 4)		98,931	2,500
Foreign exchange gains, net		45,069	38,786
Other income		12,376	7,329
		208,832	159,827
Non-operating expenses and losses:			
Interest expenses		(49,170)	(24,539)
Losses on disposal of equipment		(784)	(936)
Other losses		(1,113)	(2,975)
		(51,067)	(28,450)
Net income before income tax		362,704	621,144
Income tax (note 12)		55,134	121,750
Net income	$	307,570	499,394
Net income per share (unit: NT$1)		$ 1.20	1.96

See accompanying notes to non-consolidated financial statements.

ACER SERTEK INC.

Non-Consolidated Statements of Changes in Stockholders' Equity

Six-month periods ended June 30, 2001 and 2000
(expressed in thousands of New Taiwan dollars)

	Common stock	Stock dividends to be distributed	Advance receipts for common stock	Capital surplus	Legal reserve	Unappropriated earnings	Accumulated translation adjustment	Total
Balance at January 1, 2000	$1,622,043	-	41,328	831,298	232,220	896,649	41,058	3,664,596
Newly issued common stock and paid-in capital	160,000	-	(41,328)	879,181	-	-	-	997,853
Appropriation approved by the stockholders (note 11):								
Legal reserve	-	-	-	-	57,048	(57,048)	-	-
Cash dividends	-	-	-	-	-	(267,307)	-	(267,307)
Appropriation of stock bonuses to employees	33,522	-	-	-	-	(33,522)	-	-
Remuneration of directors and supervisors	-	-	-	-	-	(3,352)	-	(3,352)
Stock dividends	267,307	-	-	-	-	(267,307)	-	-
Gains on disposal of equipment transferred to capital surplus	-	-	-	256	-	(256)	-	-
Surplus from long-term equity investments accounted for by equity method	-	-	-	15,741	-	-	-	15,741
Net income	-	-	-	-	-	499,394	-	499,394
Translation adjustments	-	-	-	-	-	-	(14,920)	(14,920)
Balance at June 30, 2000	2,082,872	-	-	1,726,476	289,268	767,251	26,138	4,892,005
Balance at January 1, 2001	2,082,872	-	-	1,725,849	289,268	1,236,584	120,785	5,455,358
Appropriation approved by the stockholders (note 11):								
Legal reserve	-	-	-	-	96,847	(96,847)	-	-
Cash dividends	-	-	-	-	-	(416,574)	-	(416,574)
Appropriation of stock bonuses to employees	-	66,334	-	-	-	(66,334)	-	-
Remuneration of directors and supervisors	-	-	-	-	-	(6,633)	-	(6,633)
Stock dividends	-	416,574	-	-	-	(416,574)	-	-
Surplus from long-term equity investments accounted for by equity method	-	-	-	(9,980)	-	-	-	(9,980)
Net income	-	-	-	-	-	307,570	-	307,570
Translation adjustments	-	-	-	-	-	-	66,399	66,399
Balance at June 30, 2001	$2,082,872	482,908	-	1,715,869	386,115	541,192	187,184	5,396,140

See accompanying notes to non-consolidated financial statements.

ACER SERTEK INC.

Non-Consolidated Statements of Cash Flows

Six-month periods ended June 30, 2001 and 2000
(expressed in thousands of New Taiwan dollars)

	2001	2000
Cash flows from operating activities:		
Net income	$ 307,570	499,394
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	22,299	17,499
Amortization	11,199	7,065
Losses on disposal of equipment, net	392	595
Gains on disposal of long-term and short-term investments	(98,931)	(2,200)
Investment income from long-term equity investments, net	(37,691)	(104,585)
Other loss	309	115
Decrease in notes receivable	51,161	21,780
Decrease (increase) in receivables from related parties	129,655	(152,547)
Decrease (increase) in accounts receivable	345,051	(306,854)
Increase in inventories	(91,876)	(221,604)
Decrease (increase) in other current assets	20,100	(21,757)
Decrease in other assets	18,551	-
Decrease in notes payable	(1,457)	(2,188)
Decrease in payables to related parties	(148,257)	(151,575)
Increase (decrease) in accounts payable	(92,194)	192,949
Increase (decrease) in accrued salaries and bonuses	(85,028)	17,778
Increase in other accrued expenses	321	29,530
Increase (decrease) in other current liabilities	(71,570)	116,953
Increase (decrease) in income tax payable	(16,399)	22,763
Increase in other liabilities	2,915	628
Interest provision for redemption of convertible bonds	44,250	-
Fixed assets transferred to other expense	486	-
Net cash provided by (used in) operating activities	310,856	(36,261)
Cash flows from investing activities:		
Increase in short-term investments	(371,888)	-
Increase in long-term investments	(121,672)	(1,231,185)
Proceeds from sale of long-term investments	-	73,343
Additions to property, plant and equipment	(24,060)	(27,755)
Proceeds from sale of equipment	1,784	2,236
Payment of capital lease payable	(428)	(428)
Decrease (increase) in deferred expense and refundable deposits	43,709	(18,582)
Net cash used in investing activities	(472,555)	(1,202,371)

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Cash Flows (Continued)

Six month periods ended June 30, 2001 and 2000 (expressed in thousands of New Taiwan dollars)

Cash flows from financing activities:		
Increase in short-term borrowings	-	354,891
Decrease in short-term commercial paper payable	-	(99,601)
Issuance of common stock	-	997,853
Bonuses to employees and remuneration to directors and supervisors	-	(3,352)
Net cash provided by financing activities	-	1,249,791
Net increase (decrease) in cash and cash equivalents	(161,699)	11,159
Effect of exchange rate changes on cash and cash equivalents	1,787	(3,394)
Cash and cash equivalents at beginning of period	756,326	212,889
Cash and cash equivalents at end of period	$ 596,414	220,654
Supplemental disclosure of cash flow information:		
Cash payments of interest	$ 4,920	23,539
Cash payments of income tax	$ 70,041	107,168
Supplemental disclosure of non-cash investing and financing activities:		
Inventories transferred to property, plant and equipment	$ 15,785	20,980
Stock dividends	$ 416,574	267,307
Employees' stock bonuses	$ 66,334	33,522
Cash dividends and remuneration payable of directors and supervisors	$ 423,207	267,307

See accompanying notes to non-consolidated financial statements.

ACER SERTEK INC.

Notes to Non-Consolidated Financial Statements

June 30, 2001 and 2000

(all amounts expressed in thousands of New Taiwan dollars unless otherwise noted)

(1) Organization and Business Scope

Acer Sertek Inc. (the Company) was incorporated on August 1, 1976, as a company limited by shares under the laws of the Republic of China (ROC).

The Company's business activities primarily include sales of semiconductor components, computer system products, software programs and maintenance service. The maintenance service for software and hardware is provided by the maintenance engineers of the Company. In addition, the Company acts as an agent to trade semiconductor components, computer system products and software produced by Acer Incorporated and other well-known brands.

(2) Summary of Significant Accounting Policies

The Company prepares its financial statements in accordance with ROC generally accepted accounting principles. The major accounting policies adopted in preparing the financial statements are summarized below.

(a) Foreign currency transactions

The Company maintains its books in New Taiwan dollars. The Company's foreign currency transactions are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. All assets and liabilities denominated in foreign currency at year-end are translated into New Taiwan dollars at the exchange rates prevailing on the balance sheet dates, and the resulting translation differences are recognized in the statements of earnings as foreign exchange gains or losses.

For equity investments in foreign subsidiaries and investee companies which are accounted for by the equity method, the translation differences resulting from translating foreign financial statements from their functional currency to New Taiwan dollars are reported as translation adjustment, a separate component of stockholders' equity.

(b) Forward contracts and derivatives

Forward foreign exchange contracts entered to hedge foreign currency receivables and payables are translated into New Taiwan dollars at the exchange rates prevailing on the balance sheet dates, and the resulting translation differences are recorded as current income or losses. The differences between forward rates and spot rates, when committed, are amortized during the contract period.

Premiums derived from trading of foreign currency options are recorded as exchange gains or losses in the statements of income.

(c) Cash equivalents

The Company considers all highly liquid debt instruments, such as treasury bills, commercial paper, and bank acceptances, with maturities of three months or less, to be cash equivalents. Short-term investments which can be converted to cash immediately, and whose value will not be influenced much by the movement of interest rates, are also considered cash equivalents.

(d) Short-term investment

Short-term investments are valued at the lower of cost or market value. The market value used for publicly listed stock is the average closing price of the last month of the period. The market value used for open-end mutual funds is based on the net asset value of the mutual funds at the balance sheet date. The cost of stock sold is accounted for by the weighted-average method.

(e) Allowance for doubtful accounts

Allowance for doubtful accounts is provided according to the aging analysis and the collectibility of each account.

(f) Receivables from related parties

All notes and accounts receivable resulting from the sale of inventories, equipment and services to related parties, and advance payments for related parties, are accounted for as receivables from related parties. The trade terms with related parties are similar to those with other customers.

(g) Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market value. Market value represents net realizable value.

(h) Long-term investment

Long-term investments in which the Company owns less than 20% of the investee's voting shares and is not able to exercise significant influence over the investee's operations and financial policies are accounted for by the cost method related to investees that are non-listed companies. For investees that are publicly listed companies, the Company accounts for them by the lower-of-cost-or-market method. The unrealized losses resulting from declines in the market value below cost are recorded as a separate component of stockholders' equity.

Long-term investments in which the Company owns 20% or more of the investee's voting shares or owns less than 20% but is able to exercise significant influence over the investee's operations or financial policies are accounted for by the equity method. The Company will prepare consolidated financial statements at the year end for those investments in excess of 50 percent of voting stock of the investee. The difference between acquisition cost and the amount of underlying equity in net assets of the investee, as of the date of acquisition of investment, is deferred and amortized on the straight-line method over five years. In accordance with generally accepted auditing standards, the report of consolidated financial statements for the half-year ended was issued.

The unrealized profits and loss from transactions with investees accounted for by the equity method are deferred. The gains and losses on depreciable or amortizable assets are recognized during the economic life of the assets. Those derived from other assets are recognized when the related assets are sold to an entity outside the consolidated entity.

For long-term investments accounted for by the cost method, disposal gains and loss are derived from individually identified cost.

(i) Leases

Under capital leases, as the lessor, the Company accounts for all costs of leased assets and their related imputed interest as lease receivables and recognizes interest income thereon over the lease terms.

As the lessee, the Company accounts for the leased assets by the lower of the present value of the installment rental payments, plus bargain purchase price or guaranteed residual value, or the fair value of the leased assets at the lease inception date. Depreciation of leased assets is provided over the estimated useful lives of the respective assets under the leases with options to purchase. Otherwise, depreciation is provided over the lease period on the straight-line method.

(j) Property, plant, and equipment

Property, plant, and equipment are stated at acquisition cost. Except for land, depreciation of all other property, plant, and equipment is provided over the estimated useful lives of the respective assets on the straight-line method.

Gains on the disposal of plant and equipment are presented as non-operating income. Such gains, net of related income tax, are transferred from retained earnings to capital surplus in the year of disposal.

(k) Deferred assets

Deferred assets principally represent telephone and signboard installation, and are stated at acquisition cost. These assets have been deferred and are being amortized on the straight-line method over five years.

(l) Retirement plan

The Company established a retirement plan and a retirement funds management committee. This plan provides for lump-sum retirement benefits for retiring employees based on length of service, age, and certain other factors. The Company deposited retirement funds, at an amount equal to 5% of employees' total salaries, into the trust department of a financial institution or a trust investment company. Effective on January 1, 1999, the Company deposits funds within the limit of 3.5% of employees' total monthly salaries with the Central Trust of China in compliance with local regulations.

The Company adopted ROC Statement of Financial Accounting Standards (SFAS) No. 18, "Accounting for Pensions". It requires the Company to recognize a minimum pension liability as of the balance sheet date that is equal to the amount by which the actuarial present value of the accumulated benefit obligation exceeds the fair value of the retirement plan's assets.

(m) Income taxes

The income tax is estimated based on accounting income. Deferred tax liabilities are recognized for tax consequences of taxable temporary differences by applying enacted statutory tax rates. Deferred tax assets are recognized for tax consequences of deductible temporary differences, operating loss carryforwards, and investment tax credits. A valuation allowance is provided when some portion or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are classified as current or noncurrent in accordance with the classification of related assets and liabilities. If no assets or liabilities are related, deferred tax assets and liabilities are classified according to the period of realization.

The additional 10% income surtax on undistributed earnings is recognized as expense on the day a stockholders' meeting resolves to appropriate earnings.

(n) Net income per share of common stock

Net income per share is calculated by the weighted-average number of outstanding shares of common stock. Stock dividends are deemed to be outstanding from their issuance, and net income per share is adjusted retroactively. The convertible bonds are included in the computation of net income per share if they are common stock equivalents and have a diluting effect on net income per share of more than 3%.

(3) Cash and Cash Equivalents

The components of cash and cash equivalents as of June 30, 2001 and 2000, are summarized below:

		2001	2000
Cash on hand	$	1,014	765
Cash in banks		595,400	219,889
	$	596,414	220,654

(4) Short-term Investments

Short-term investments as of June 30, 2001 and 2000, are summarized below:

		2001	2000
Publicly listed stock	$	512,162	2,262
Open-end mutual funds		565,999	-
Less: allowance for valuation loss of short-term investment		-	-
	$	1,078,161	2,262
Market value	$	1,248,481	4,442

Gain on sale of short-term investment amounted to $98,931 and $300 in 2001 and 2000, respectively.

(5) Inventories

The components of inventories as of June 30, 2001 and 2000, are summarized below:

		2001	2000
Raw materials	$	15,566	10,719
Work in process		191	524
Finished goods		52	-
Merchandise		1,306,225	1,512,509
Spare parts		91,122	78,940
Inventory in transit		202,886	208,028
		1,616,042	1,810,720
Less: provision for inventory devaluation		(100,856)	(64,433)
	$	1,515,186	1,746,287

As of June 30, 2001 and 2000, the Company's insurance coverage on inventories amounted to $1,264,173, and $1,170,213, respectively.

(6) Long-term Investments

Long-term investments as of June 30, 2001 and 2000, are summarized below:

	June 30, 2001				
Investee	Percentage of directly owned shares		Acquisition cost	Book value	2001 Investment income (losses)
Equity method:					
Weblink International Inc.	50.21	$	507,002	554,945	7,337
Sernix Incorporated	99.98		24,994	30,724	143
Digital Computer System Co., Ltd.	99.98		24,994	19,969	(1,090)
Minly Corp.	99.99		5,000	83,137	3,450
Acer Sertek (H.K) Ltd.	100.00		5,722	523,248	84,950
Acer Sertek (BVI) Holding Corp.	100.00		943,055	882,405	(51,197)
U.S. Sertek, Inc.	100.00		21,617	9,162	(3,064)
Vision Tech Information Technology Inc. ("VTIT")	32.53		30,786	35,021	(1,603)
CAAOnline Inc.	25.00		4,125	-	2,565
eSMS Inc.	48.60		24,300	20,830	(1,210)
Lottery Technology Services Investment Corp. ("LTSI")	30.75		153,750	154,045	103
PDA Hub Inc.	19.00		9,500	5,506	(1,965)
Cameo Info-Tech Inc.	40.70		12,512	11,784	(728)
			1,767,357	2,330,776	37,691
Cost method:					
edClassic Internet Service Corp. ("edClassic")	7.81		9,370	9,370	-
Fu Ya Ltd.	0.94		210	210	-
Fund 21 Limited	1.10		16,573	16,573	-
Asia Wired Inc.	1.74		17,300	-	-
Oking Chain-store Co., Ltd. ("OSC")	17.54		584,475	584,475	-
Tornado. Com	14.76		72,837	68,270	-
Pacific-Acer Global Internet Corp. ("PAG")	13.00		46,800	23,400	-

	June 30, 2001			
Investee	Percentage of directly owned shares	Acquisition cost	Book value	2001 Investment income (losses)
Sunnet Technology Co., Ltd.	12.94	52,291	26,145	-
WEB Point Co., Ltd.	4.40	45,558	45,558	-
Prosperity Venture Capital Corp. ("PVC")	3.66	30,000	30,000	-
CDIB High Tech Investment Inc.	3.52	50,000	50,000	-
ARC Consultants Ltd.	10.09	15,525	15,525	-
		940,939	869,526	-
		$ 2,708,296	3,200,302	37,691

	June 30, 2000			
Investee	Percentage of directly owned shares	Acquisition cost	Book value	2000 Investment income (losses)
Equity method:				
Weblink International Inc.	52.02	$ 525,363	617,366	26,895
Sernix Incorporated	99.98	24,994	33,174	(1,151)
Digital Computer System Co., Ltd.	99.88	4,994	287	(1,726)
Minly Corp.	99.99	5,000	57,882	15,830
Acer Sertek (H.K) Ltd.	100.00	5,722	302,369	69,137
Acer Sertek (BVI) Holding Corp.	100.00	557,767	548,888	185
U.S. Sertek, Inc.	100.00	48,057	47,108	(6,780)
Vision Tech Information Technology Inc. ("VTIT")	32.53	30,786	36,263	1,791
Hitrust Internet Commerce	-	-	-	1,435
CAA Online Inc.	25.00	4,125	3,094	(1,031)
eSMS Inc.	48.60	24,300	24,300	-
Lottery Technology Services Investment Corp. ("LTSI")	27.00	33,750	33,750	-
		1,264,858	1,704,481	104,585
Cost method:				
ed Classic Internet Service Corp. ("ed Classic")	8.39	5,370	5,370	-
Fu Ya Ltd.	0.94	210	210	-
Fund 21 Limited	1.10	20,433	20,433	-
Asia Wired Inc.	2.61	17,300	17,300	-
Oking Chain-store Co., Ltd. ("OCS")	17.65	584,475	584,475	-
Tornado. Com	14.76	72,837	68,271	-
Pacific-Acer Global Internet Corp. ("PAG")	13.00	46,800	46,800	-
Sunnet Technology Co., Ltd.	12.94	52,290	52,290	-
WEB Point Co., Ltd.	4.40	45,558	45,558	-
Pacific Celluar Corp.	0.10	110,000	110,000	-
Prosperity Venture Capital Corp.("PVC")	3.66	30,000	30,000	-
		985,273	980,707	-
Lower of cost or market value:				
Taiwan Semi-conductor Manufacturing Company, Ltd. ("TSMC")	0.09	531,387	531,387	-
		$ 2,781,518	3,216,575	104,585

(a) Summary of long-term investment movement in 2001

i. The Company invested in Cameo Info-Tech Inc., ARC Consultants Ltd, and CDIB High Tech Investment Inc., totaling $78,037. In addition, the Company increased its investment in its subsidiaries, Acer Sertek (BVI) Holding Corp. and Digital Computer System Co., Ltd., totaling $53,340.

ii. The Company acquired 1,875,000 shares of LTSI at NT$10 par value per share, totaling $18,750, from Acer Digital Services (Cayman Islands) Corp. As a result, the Company's shareholding percentage of LTSI increased from 27% to 30.75%.

iii. As a result of change in operation, the Company's investment in its subsidiary U.S. Sertek decreased by $26,440 in second quarter of 2001.

(b) Summary of long-term investment movement in 2000

i. Weblink International Inc. issued 8,000,000 shares of common stock at $35 (Unit: NT$1) per share in the second quarter of 2000, and the Company acquired 3,601,637 shares for $126,057. Due to the Company not subscribing to the newly issued shares in proportion to its original ownership, the capital surplus increased by $8,980.

ii. The shareholders of HiTRUST Internet Commerce ("HiTRUST") established a holding company, HiTRUST.COM Incorporated ("HiTRUST BVI"), in the British Virgin Islands to acquire the outstanding shares of HiTRUST. In the second quarter, all the shareholders of HiTRUST exchanged their common stock ownership in HiTRUST for an equivalent number of common shares in HiTRUST BVI. According to the agreement, the Company sold 3,328,750 shares of HiTRUST at US$0.6 per share to HiTRUST BVI. Acer Sertek (BVI) then acquired 3,328,750 shares of HiTRUST BVI at US$0.6 per share. The resulting gain of $1,713 was deferred and recorded in "other liabilities" in the accompanying balance sheet, and will be recognized at disposal.

iii. The Company increased investments in HiTRUST BVI and internet companies overseas by investing in Acer Sertek (BVI) Holding Corp., totaling $294,108 in 2000.

iv. The Company acquired a 19% ownership of OCS for $517,275 in order to strengthen the development of its marketing path in February 2000. In the second quarter of 2000, the Company invested $67,200 in OCS's newly issued shares of common stock.

v. The Company invested in edClassic, PVC, eSMS, and LTSI, totaling $93,420. In addition, the Company increased its investment in its investees, WEB Point, VTIT, Sunnet Technology, Tornado. com and Fund 21 Limited, totaling $133,124.

vi. TSMC-Acer Semiconductor Manufacturing Inc. entered into an agreement with TSMC to be merged into TSMC. The effective date of the merger was June 30, 2000. The Company originally owned 7,190,836 common shares and 3,774,088 series B preferred shares of TSMC-Acer. As a result of the merger, the Company owned 10,964,924 common shares of TSMC. The investments were reclassified to short-term investments in the third quarter of 2000.

vii. The Company acquired 2,000,000 shares of Pacific Cellular Corporation from Acer Incorporated for $110,000 in the fourth quarter of 1999. Shares of Pacific Cellular Corporation were publicly listed in the third quarter of 2000. The investments were reclassified to short-term investments.

(7) Insurance Coverage of Property, Plant and Equipment

As of June 30, 2001 and 2000, the Company's insurance coverage of property, plant, and equipment amounted to $516,647 and $711,915, respectively.

(8) Other Assets

The components of other assets as of June 30, 2001 and 2000, are summarized below:

	2001	2000
Bidding deposits	$ 125,453	158,702
Deferred expenses, net	44,585	29,817
Lease deposits	8,887	4,921
Lease receivables, net of unrealized interest revenue	6,638	9,621
Deferred tax assets-non current	22,600	5,130
Other deposits	3,093	1,128
	$ 211,256	209,319

(9) Short-term Borrowings

A summary of short-term borrowings as of June 30, 2001 and 2000, is as follows:

	2001	2000
Purchasing credit	$ -	171,891
Fiduciary loans	-	943,000
	$ -	1,114,891

The average annual interest rate on the Company's short-term borrowings was 5.73% in the first half of 2000.

The unused credit facilities amounted to approximately $3,800,000 and $1,919,070 as of June 30, 2001 and 2000, respectively. The Company issued guarantee notes totaling $2,900,000 and $2,729,050 for short-term borrowings and unused credit facilities, respectively.

(10) Bonds Payable

	2001	2000
Unsecured domestic convertible bonds	$ 1,500,000	-
Interest provision for redemption	70,554	-
	$ 1,570,554	-

In order to raise funds for the Company's future development and repay the bank loan, the board of directors resolved to issue 15,000 units, 5-year zero coupon, unsecured domestic convertible bonds at $100 par value per unit, totaling $1,500,000. These bonds were issued on September 13, 2000. These bonds are convertible into shares of the Company's common stock or Entitlement Certificates any time between December 13, 2000, and ten days before maturity date at a prescribed conversion price at that time.

The bonds may be redeemed early on September 13, 2003 and 2004, at the option of the bondholders. The redemption price is the principal amount of the bonds, plus interest accrued up to the date of redemption. The accrued interest at the redemption date of September 13, 2003 and 2004, is 17.4241% and 25.7720% of the principal amount of the bonds, respectively.

Redemption at the option of the Company

(a) The Company may, having given written notice by registered mail to the bondholders and TSE and by public announcement, redeem at any time between December 13, 2000, and forty days before maturity date, if the amount of not-yet-redeemed convertible bonds is less than $150,000. The bondholders are required to exercise their conversion rights into shares of the Company's common stock or Entitlement Certificates within 20 days of the registered mail being sent. For the bondholders who do not meet the requirement, the Company may redeem one month after the registered mail has been sent under the following restrictions:

(i) At any time prior to three years after the issuance of the convertible bonds, at a redemption price equal to 100% of their outstanding principal amount plus 5.5% interest.

(ii) At any time between three years and four years after issuance of the convertible bonds, at a redemption price equal to 100% of their outstanding principal amount plus 5.9% interest.

(iii) At any time between four years after the issuance and 40 days prior the maturity date, at a redemption price equal to 100% of their outstanding principal amount.

(b) The Company may, having given written notice by registered mail to the bondholders and TSE and by public announcement, redeem at any time between September 13, 2000, and forty days before maturity date, if the closing price on the stock exchange is 50% more than the prescribed conversion price at that time for 30 consecutive trading days. The bondholders are required to exercise their conversion rights into shares of the Company's common stock or Entitlement Certificates within 20 days of the registered mail being sent. For bondholders who do not meet the requirement, the Company may redeem under the restrictions listed in (a).

As of June 30, 2001, no convertible bond had been converted into shares of the Company's common stock.

(11) Stockholders' Equity

(a) Common stock

As of June 30, 2001 and 2000, the Company's authorized capital was 335,000,000 and 310,000,000 shares, respectively, at $10 (Unit: NT$1) par value per share. As of June 30, 2001 and 2000, 208,287,191 shares were issued and outstanding.

The shareholders' meeting on May 17, 2001, decided to declare a transfer from unappropriated earnings of $482,908 to common stock by issuing 48,290,809 shares of common stock dividends. The issuance of a stock dividend was authorized by the SFC and effective from July 5, 2001, and was registered with the government authorities in July.

At a meeting held on April 26, 2001, the Company's board of directors resolved to issue 10,000,000 units of stock options, exercisable at one share of common stock per unit, to employees for the purpose of rewarding and retaining valuable employees, effective one year after approval of the ROC government authorities. The stock option scheme is to be exercised by the Company through issuing new common stock, and the exercise price is the lower of the closing price on the publicly listed stock market on the exercise date or the par value of the common stock. The issuance was registered with SFC and effective from July 4, 2001.

The shareholders' meeting on May 23, 2000, decided to declare a transfer from unapporiated earnings of $300,829 to common stock by issuing 30,082,851 shares of common stock dividends. The issuance of a stock dividend was authorized by the SFC and effective from June 27, 2000, and was registered with the government authorities.

To reduce bank borrowing and meet the capital required to establish distribution centers, in the board meeting on August 27, 1999, the board members decided to issue 16,000,000 new shares of common stock at $65 (Unit: NT$1) per share. The issuance was registered with the SFC and was effective from November 15, 1999. The related registration was completed with the government authorities.

(b) Legal reserve

The ROC Company Law stipulates that a company must retain 10% of its annual earnings as legal reserve before the distribution of earnings, as defined in the Law, until such retention equals the amount of authorized capital. The legal reserve may be used to offset an accumulated deficit but cannot be distributed as cash dividends to stockholders. However, portions in excess of one-half of issued share capital may be transferred to share capital upon approval by the Company's stockholders.

(c) Capital surplus

According to the ROC Company Law, capital surplus may be used to offset an accumulated deficit or transferred to share capital, but cannot be distributed as cash dividends to stockholders.

As of June 30, 2001 and 2000, the components of capital surplus were as follows:

	2001	2000
Paid-in capital in excess of par value	$ 1,655,296	1,655,296
Surplus from long-term equity investments accounted for by the equity method	58,314	68,928
Transfer of gain on disposal of fixed assets from unappropriated earnings	2,259	2,252
	$ 1,715,869	1,726,476

(d) Earnings distribution

According to the Company's articles of incorporation, the balance of annual earnings, after paying taxes and offsetting accumulated deficit, if any, must be set aside as legal reserve at 10% of such balance. The remaining balance, if any, is appropriated by the board of directors and then approved by the stockholders as follows: (1) employees' bonuses¡Ð5% to 10%, (2) remuneration to directors and surpervisors¡Ð1%; (3) any remaining balance after retaining a certain portion for business considerations can be distributed as dividends to stockholders.

Due to the rapid change in the business market the Company is involved in, factors both internal and external, such as the net income, overall market share, related regulations, long-term plan and development of the Company, and financial stability, affect the dividend policy. The cash dividend distribution is between 0% and 50% of par value of the shares.

(12) Income Tax

(a) The Company's earnings are subject to income tax at a maximum rate of 25%. The components of income tax expense (benefit) for the six-month periods ended June 30, 2001 and 2000, are summarized as follows:

		2001	2000
Current income tax expense	$	53,134	129,810
Deferred income tax expense (benefit)		2,000	(8,060)
	$	55,134	121,750

(b) The difference between expected income tax, calculated based on income before income tax at the statutory income tax rate, and effective income tax, as reported in the accompanying financial statements, is summarized as follows:

		2001	2000
Expected income tax expense	$	90,666	155,276
Tax effect of prior years' income tax adjustment		(2,800)	4,100
Tax credit for R&D and training expenditures		(9,458)	(10,664)
Tax credit for branch in science park		(11,304)	-
Investment gain or loss arising from equity method		(9,423)	(26,146)
Tax effect of gains on disposal of investments		(24,733)	(625)
Additional 10% surtax on undistributed earnings		20,582	-
Others		1,604	(191)
Effective income tax expense	$	55,134	121,750

(c) The components of the aforementioned deferred income tax expense (benefit) are summarized as follows:

		2001	2000
Unrealized losses on inventory devaluation	$	(4,448)	(2,734)
Adjustment of bad-debt allowance for tax purposes		2,097	1,600
Adjustment of unrealized exchange gain		3,397	573
Appropriation for provision of warranty		2,618	1,580
Accrued cost of goods sold		4,698	(3,010)
Accrued sales bonus		5,710	(6,170)
Provision for redemption of convertible bonds		(11,062)	-
Realized inter-company gross profit		7	542
Others		(1,017)	(441)
	$	2,000	(8,060)

(d) The balance sheet classification of deferred income tax assets as of June 30, 2001 and 2000, is as follows:

	2001	2000
Current:		
Deferred income tax assets	$ 44,950	44,940
Deferred income tax liabilities	(3,250)	(1,580)
Net deferred income tax assets¡Ðcurrent	$ 41,700	43,360
Non-current:		
Deferred income tax assets	$ 39,300	5,130
Valuation allowance for deferred income tax assets	(16,700)	-
Net deferred income tax assets¡Ðnon-current	$ 22,600	5,130

The net deferred income tax assets¡Ðcurrent are recorded as "other current assets", and the net deferred income tax assets¡Ðnon-current are recorded an "other assets" in the accompanying balance sheets.

(e) The components of deferred income tax assets (liabilities) as of June 30, 2001 and 2000, are summarized as follows:

	2001		2000	
	Amount	Tax effects	Amount	Tax effects
Capitalized interest expenses for construction in progress	$ 20,088	5,022	20,520	5,130
Unrealized inter-company gross profit	76	19	(1,080)	(270)
Provision for free-of-charge service	22,112	5,528	48,640	12,160
Unrealized losses on inventory devaluation	95,328	23,832	62,400	15,600
Unfunded pension payable	15,176	3,794	14,280	3,570
Adjustment of bad-debt allowance for tax Purposes	33,440	8,360	12,560	3,140
Unrealized exchange gain	(13,000)	(3,250)	(5,240)	(1,310)
Accrued cost of goods sold	12,412	3,103	12,040	3,010
Provision for redemption of convertible bonds	70,556	17,639	-	-
Unrealized investment loss	66,800	16,700	-	-
Others	1,012	253	29,840	7,460
Total	$ 324,000	81,000	193,960	48,490

(f) As of June 30, 2001 and 2000, the related information about the integrated income tax system was as follows:

	2001	2000
Imputed credit account balance	$ 168,425	5
Estimated ratio of distributable tax credit on retained earnings	17.39%	27.49% (actual)

As of June 30, 2001 and 2000, the undistributed earnings were as follows:

	2001	2000
1997 and before	$ 233,622	268,113
1998 and after	307,570	499,138

Total	$ 541,192	767,251

(g) The ROC income tax authorities have examined and assessed the income tax returns of the Company for all fiscal years through December 31, 1998.

(13) Financial Instruments

(a) The Company uses forward foreign currency exchange contracts to hedge existing assets and liabilities denominated in foreign currencies. As of June 30, 2001 and 2000, the Company had several foreign currency exchange contracts outstanding, totaling US$4,000,000 (Unit:US$1) and $0, respectively. Details of the gross and net receivable balance as of June 30, 2001, are as follows:

	2001	2000
Forward foreign currency contract receivable	$ 137,740	-
Forward foreign currency contract payable	135,554	-
Forward foreign currency contract receivable, net	$ 2,186	-

The above forward foreign currency contract receivable, net is recorded as "other current assets" in the accompanying balance sheets.

Since the forward foreign exchange contracts are entered to hedge the existing foreign currency assets and liabilities, and the exchange rates of the forward contracts were fixed, no significant liquidity and cash flow risk is expected.

The Company enters into forward currency exchange contracts only with reputable, creditworthy international financial institutions. The Company usually enters into forward contracts with several different financial institutions in order to minimize financial risk. The Company believes that the risk that the financial institutions will default on these contracts is relatively low. The Company enters into currency option contracts in order to create an economic hedge for its existing foreign currency exposures and anticipated cash flows. The market risk related to the changes in exchange rates is not considered significant.

(b) Fair value of financial instruments

The carrying amounts reflected in the non-consolidated balance sheets classified as cash, pledged time deposits, notes and accounts receivable/payable, receivables from and payables to related parties, short-term borrowings, and accrued expenses approximate fair values because of the short-term nature of these instruments.

The carrying amounts and estimated fair values of all other financial instruments as of June 30, 2001 and 2000, are summarized as follows:

	2001		2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivative financial instruments:				
Assets:				
Short-term investments	$ 1,078,161	1,248,481	2,262	4,442
Long-term equity investments¡Ðfair value available	-	-	531,387	1,653,511
Long-term equity investments¡Ðfair value not available	3,200,302	-	2,685,188	-

Liabilities:				
Bonds payable	1,570,554	1,567,500	-	-
Derivative financial instruments:				
Forward foreign currency exchange contracts	2,186	2,185	-	-
Off-balance-sheet instruments:				
Endorsements and guarantees	257,075	257,075	346,665	346,665

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

(i) Short-term investments

Publicly quoted market prices are used as fair value.

(ii) Long-term equity investments

The fair values of long-term equity investments are based on quoted market prices. Management believes that it is not practicable to estimate the fair value of long-term equity investments that do not have readily available market price information.

(iii) Bonds payable

The fair values are based on quoted market prices.

(iv) Derivative financial instruments

The fair value of derivative financial instruments represents the estimated amount that the Company would receive or pay to terminate the contracts at the balance sheet date, generally including unrealized gain or loss on unsettled agreements. The fair values are based on quotations received from financial institutions.

(v) Endorsements and guarantees

The fair values are based on contract prices.

(14) Related-party Transactions

(a) Name and relationship

Name	Relationship to the Company
Acer Incorporated (AI)	Primary shareholder of the Company
Weblink International Inc. (WII)	Subsidiary of the Company
Sernix Incorporated (SNX)	"
Acer Sertek (BVI) Holding Corp. (ASBH)	"
Digital Computer System Co., Ltd. (DCS)	"
U.S. Sertek, Inc. (U.S. Sertek)	"
CAA Online Inc. (CAA)	Investee of the Company accounted for by equity method
Hitrust Internet Commerce Inc. (HICI)	Indirectly held investee of the company
Oking Chain-store Co., Ltd (OCS)	The Company is a director of OCS
HiTRUST.COM Inc. (HiTRUST BVI)	Investee of ASBH accounted for by equity method

Acer Labs. Inc. (ALI)	Investee of AI accounted for by equity method
AMBIT Microsystems Corp. (AMBIT)	Investee of AI accounted for by equity method
TSMC-Acer Semiconductor Manufacturing Inc. (TSMC-Acer)	Investee of AI accounted for by equity method
Acer Testing Inc. (ATI)	Investee of AI accounted for by equity method
Acer Internet Services Inc. (AIS)	Indirectly held subsidiary of AI
Acer Communication & Multimedia Inc. (ACM)	Investee of AI accounted for by equity method
Acer Peripherals Asia Pacific Inc. (APP)	Subsidiary of ACM
Gurufarm. com Corp. (GST)	Subsidiary of ACM
Acer Display Technologies, Inc (ADT)	Investee of ACM accounted for by equity method
Acer Capital Corporation (ACT)	Subsidiary of AI
Apacer Technology Inc. (AMT)	Subsidiary of AI
ADDONICS Technology (ADDONICS)	Investee of AI accounted for by equity method
Pacific-Acer Global Internet Corp. (PAG)	Investee of AI accounted for by equity method
Acer Sales & Distribution Ltd. (ASD)	Indirectly held subsidiary of AI
Acer Digital Services (Cayman Islands) Corp. (ADSCC)	Indirectly held subsidiary of AI
Acer TWP Corporation	Investee of AI accounted for by equity method
Acer Cyber Card Service Inc. (ACCIS)	Indirectly held subsidiary of AI

(b) Significant transactions with related parties as of and for the six-month periods ended June 30, 2001 and 2000, are summarized below:

(i) Sales

	2001		2000	
	Amount	% of sales	Amount	% of sales
WII	$ 160,513	1.88	11,686	0.11
ACCSI	85,304	1.00	-	-
OCS	75,889	0.89	-	-
AMBIT	26,974	0.32	156,975	1.51
AI	26,701	0.31	88,395	0.85
ACT	14,317	0.17	54,046	0.52
PAG	5,955	0.07	67,479	0.65
AIS	1,086	0.01	44,248	0.42
U.S. Sertek	-	-	54,855	0.53
Others	136,013	1.59	227,883	2.18
	$ 532,752	6.24	705,567	6.77

(ii) Notes and accounts receivable

	June 30, 2001		June 30, 2000	
	Amount	%	Amount	%
Notes receivable:				
WII	$ 4,376	1.46	238	0.06
DCS	1,070	0.36	1,455	0.36
OCS	12,389	4.12	-	-
ALI	-	-	2,495	0.61
AIS	-	-	3,667	0.90
GST	-	-	2,796	0.68
CAA	-	-	2,679	0.65
Others	4,062	1.35	8,559	2.09
	$ 21,897	7.29	21,889	5.35
Accounts receivable:				
AI	$ 37,978	1.49	90,477	2.84
WII	12,531	0.49	10,872	0.34
AMBIT	10,813	0.42	75,165	2.36
TWP	14,901	0.58	674	0.02
ADT	15,117	0.59	8,033	0.25
ACM	12,353	0.49	26,686	0.84
U.S. Sertek	-	-	47,244	1.48
ACT	-	-	32,705	1.03
PAG	5,604	0.22	25,634	0.80
Others	72,394	2.84	120,032	3.76
	$ 181,691	7.12	437,522	13.72

The trade terms with related parties are similar to those for other customers.

(iii) Purchases

	2001		2000	
	Amount	% of net purchases	Amount	% of net purchases
AI	$ 1,674,091	21.72	2,424,147	25.68
TSMC-Acer	-	-	461,214	4.89
ACM	51,293	0.66	376,548	3.99
ALI	111,834	1.45	233,864	2.48
APP	277,756	3.60	-	-
AMT	129,777	1.68	392,343	4.16
ASD	149,702	1.94	316,009	3.35
Others	238,798	3.10	124,307	1.30
	$ 2,633,251	34.15	4,328,432	45.85

As of June 30, 2001 and 2000, unrealized inter-company gross profit of $76 and $18, respectively, relating to the above sales and purchases with related parties, was recognized as deferred inter-company profits and recorded in "other current liabilities" in the accompanying balance sheets.

(iv) Notes and accounts payable

	June 30, 2001		June 30, 2000	
	Amount	%	Amount	%
Notes payable:				
DCS	$ 666	47.02	-	-
ATI	-	-	1,370	23.48

Others	-	-	100	1.71
	$ 666	47.02	1,470	25.19

	June 30, 2001		June 30, 2000	
	Amount	%	Amount	%
Accounts payable:				
AI	$ 693,331	30.49	1,167,869	43.49
APP	103,607	4.55	-	-
AMT	51,204	2.25	104,045	3.87
ACM	18,872	0.83	195,630	7.29
Others	162,420	7.14	163,748	6.10
	$ 1,029,434	45.26	1,631,292	60.75

The trade terms with related parties are similar to those with other suppliers.

(v) Property, plant and equipment transactions

The Company, in order to set up an e-channel network with the distributors, entered in to an agreement with HICI, totaling $20,000, to develop an electronic method of payment. As of June 30, 2001, the outstanding payable remained.

(vi) Receivables from the aforementioned related-party transactions as of June 30, 2001 and 2000, are summarized below:

	June 30, 2001	June 30, 2000
Notes receivable	$ 21,897	21,889
Accounts receivable	181,691	437,522
Allowance for doubtful accounts	(118)	(80)
	203,470	459,331
Other receivables	34,326	72,644
Net receivables from related parties	$ 237,796	531,975

(vii) Payables from the aforementioned related-party transactions as of June 30, 2001 and 2000, are summarized below:

	June 30, 2001	June 30, 2000
Notes payable	$ 666	1,470
Accounts payable	1,029,434	1,631,292
Other payables	65,037	64,747
Net payables to related parties	$ 1,095,137	1,697,509

(viii) Guarantees

The Company provides guarantees for related parties to secure their bank loans. Such guarantees as of June 30, 2001 and 2000, are summarized below:

Related party	June 30, 2001	June 30, 2000
WII	$ -	100,000
DCS	$ 20,000	20,000
SNX	$ 20,000	20,000

The Company provides endorsements for related parties to obtain stand-by guarantees. Such endorsements as of June 30, 2001 and 2000, are summarized below:

Related party	June 30, 2001	June 30, 2000
WII	$ 103,410	93,000
HICI	$ 113,665	113,665

ix. Shares transfer

As described in note 6, the Company acquired 1,875,000 shares of Lottery Technology Services Investment Corp. ("LTSI"), totaling $18,750, from ADSCC in the second quarter of 2001. The Company sold its ownership of HICI at US$0.6 per share to HiTRUST BVI. Acer Sertek (BVI) Holding Corp. then acquired the same shares of HiTRUST BVI at the selling price.

(15) Pledged Assets

As of June 30, 2001 and 2000, the book value of pledged assets was as follows:

Pledged assets	Pledged to secure	June 30, 2001	June 30, 2000
Time deposit certificates	Bid guarantees	$ 57,860	67,400

(16) Commitments and Contingencies

(a) Future minimum rental expenses under operating leases for offices are summarized as follows:

	Amount
2001	$ 14,938
2002	22,836
2003	15,535
2004	4,790
	$ 58,099

(b) As of June 30, 2001 and 2000, the outstanding stand-by letters of credit to guarantee contract bidding amounted to $65,681 and $8,255, respectively.

(c) The Company entered into a property contract on June 29, 2000, with Nan Ya Plastics Corp. ("NYP"), Acer Global Incorporated ("AGI"), and Formosa Chemicals & Fibre Corp. ("FCF"). Based on this agreement, the rights and obligations of the contract orignally between NYP and AGI in 1997 were transferred to the Company and NYP. The outstanding payments include (i) $57,312 to AGI, which was the prepayment made by AGI to NYP, and (ii) the remaining $326,688 to NYP and FCF. As of June 30, 2001, the Company had paid $57,312 and $158 to AGI and FCF, respectively. These costs were recorded as "Prepayment for Land" in the accompanying balance sheets.

As a result of breach of contract of NYP for not being able to transfer the ownership, the Company is in the process of rescission.

(17) Reclassifications

To conform with the presentation of the 2001 financial statements, certain amounts in the 2000 financial statements have been reclassified. The effect of such reclassifications on the financial statements is immaterial.